As filed with the Securities and Exchange Commission on July 30, 2026
Registration No. 333-296508
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HELIX ENERGY SOLUTIONS GROUP, INC.
(Exact name of registrant as specified in its charter)

Minnesota	1389	95-3409686
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3505 West Sam Houston Parkway North
Suite 400
Houston, Texas 77043
(281) 618-0400
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Kenneth E. Neikirk
Executive Vice President, General Counsel and Corporate Secretary
Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North
Suite 400
Houston, Texas
(281) 618-0400
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
With copies to:

Travis Wofford Douglas V. Getten Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	Samuel A. Giberga Executive Vice President, General Counsel and Corporate Secretary Hornbeck Offshore Services, Inc. 103 Northpark Boulevard, Suite 300 Covington, Louisiana 70433 (985) 727-2000	Matthew R. Pacey, P.C. Jonathan Benloulou, P.C. Kim Hicks, P.C. Walton Dumas Ieuan A. List Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the mergers described in the enclosed document.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not distribute the common stock being registered pursuant to this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED JULY 30, 2026

PROXY STATEMENT/PROSPECTUS
MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the board of directors of Helix Energy Solutions Group, Inc. (“Helix”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the business combination of Helix and Hornbeck Offshore Services, Inc. (“Hornbeck”). We are requesting that you take certain actions as a Helix shareholder.
On April 22, 2026, Helix entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with Hornbeck and certain subsidiaries of Helix that provides for the combination of Helix and Hornbeck. Pursuant to the merger agreement, (i) Odyssey Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Helix, will merge with and into Hornbeck, with Hornbeck continuing as the surviving entity (the “first merger” and the surviving entity, the “surviving corporation”), and (ii) immediately following the first merger, the surviving corporation will merge with and into Hercules Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Helix, with Hercules Sub LLC surviving the merger as a direct wholly owned subsidiary of the combined company (as defined below) (the “second merger” and, together with the first merger, the “mergers”).
Under the terms of the merger agreement, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation (the “Conversion” and, Helix following the Conversion to a Delaware corporation, “Helix Delaware”) in accordance with Section 265 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and Section 302A.682 of the Minnesota Business Corporation Act, as amended (the “MBCA”), pursuant to a plan of conversion (the “plan of conversion”) contemplated by the merger agreement. Pursuant to the Conversion, (x) each issued and outstanding share of Helix common stock, without par value (“Helix common stock”), will be converted into one share of common stock, par value $0.00001 per share, of Helix Delaware (“Converted Helix Common Stock”), (y) each issued and outstanding share of Helix preferred stock, par value $0.01 per share (“Helix preferred stock”), will be converted into one share of preferred stock, par value $0.00001 per share, of Helix Delaware (“Converted Helix Preferred Stock”) and (z) the name of Helix Delaware will be changed to “Hornbeck Offshore Services, Inc.” Upon the terms and subject to the conditions set forth in the merger agreement, at the time the first merger becomes effective (the “effective time”), each share of Hornbeck common stock, par value $0.00001 per share (“Hornbeck common stock”), issued and outstanding immediately prior to the effective time (other than Excluded Shares and Dissenting Shares (each as defined in the merger agreement)) will automatically be converted into the right to receive 10.27167 (the “exchange ratio”) validly issued, fully paid and nonassessable shares of Converted Helix Common Stock. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, Hornbeck will be a wholly owned subsidiary of Helix Delaware (Helix Delaware following the mergers, the “combined company”). Following consummation of the mergers and the other transactions contemplated by the merger agreement, the Converted Helix Common Stock, which will be the common stock of the combined company, will remain listed on the New York Stock Exchange (the “NYSE”) and will continue to trade under the new ticker symbol, “HOS.” In addition, in connection with the mergers, at the effective time, (i) each Hornbeck warrant issued pursuant to the Creditor Warrant Agreement, dated as of September 4, 2020, as amended (each, a “Creditor Warrant”), that is outstanding and unexercised as of immediately prior to the effective time will be converted into the right to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or, in accordance with the applicable Jones Act (as defined below) restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants (as defined below) to acquire such Converted Helix Common Stock), (ii) each Hornbeck performance restricted stock unit award and restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock, (iii) each Helix restricted stock award that is outstanding immediately prior to the effective time will be in respect of Converted Helix Common Stock and be fully vested, (iv) each Helix performance share unit award and Helix restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or a cash payment, as the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash), (v) each Hornbeck stock option that is outstanding as of immediately prior to the effective time will be fully vested, assumed by the combined company and converted into, in accordance with the merger agreement, a number of options in respect of Converted Helix Common Stock and (vi) each Hornbeck warrant issued pursuant to the Jones Act Warrant Agreement, dated as of September 4, 2020, as amended, restated or supplemented (each, a “Jones Act Warrant”) that is outstanding as of immediately prior to the effective time will be assumed by the combined company, and subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock.
Immediately following the closing of the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own approximately 65% and 35%, respectively, of the issued and outstanding shares of Converted Helix Common Stock (which will be the common stock of the combined company following completion of the mergers); such estimate assumes (i) that the Creditor Warrants will settle in Converted Helix Common Stock upon consummation of the mergers and is calculated using the treasury stock method based on the 10-day average closing price of Helix common stock as of April 21, 2026 of $9.46, though the actual number of shares of Converted Helix Common Stock will be determined based upon the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers and will be subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, as discussed elsewhere in this proxy statement/prospectus and (ii) exercise of the outstanding Hornbeck options calculated using the treasury stock method based on a closing price of Helix common stock as of April 21, 2026 of $9.38. On a fully diluted basis, after accounting for Hornbeck options and Jones Act Warrants that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own, on an as-converted basis, approximately 45% and 55%, respectively, of the combined company.

Helix will hold a special meeting of its shareholders in connection with the mergers (as may be adjourned or postponed from time to time, the “special meeting”).
At the special meeting, Helix shareholders will be asked to consider and vote on proposals to approve:
1.
the issuance of shares of Converted Helix Common Stock pursuant to the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual;

2.	an increase in the authorized Converted Helix Common Stock and Converted Helix Preferred Stock, as set forth in Article V of the certificate of incorporation of the combined company;
3.	the second merger;
4.
the plan of conversion, pursuant to which, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA;

5.
the provisions regarding compliance with the United States citizenship and cabotage laws commonly referred to as the “Jones Act”, which are principally contained in 46 U.S.C. § 50501(a), (b) and (d) and 46 U.S.C. Chapters 121 and 551, as set forth in Article XV of the certificate of incorporation of the combined company;

6.
the director and officer citizenship requirement provisions, as set forth in Section 6.7 of the certificate of incorporation of the combined company (the proposals set forth in clauses (1) through (6) of this paragraph, collectively, the “required merger proposals”);

7.	the submission to jurisdiction provisions, as set forth in Article XIV of the certificate of incorporation of the combined company;
8.	the provisions limiting liability of officers, set forth in Article VII of the certificate of incorporation of the combined company;
9.	the removal of the supermajority approval requirements, as set forth in Article XI of the certificate of incorporation of the combined company;
10.	the corporate opportunities provisions, as set forth in Article IX of the certificate of incorporation of the combined company;
11.	on a non-binding advisory basis, the compensation that may be paid or become payable to Helix’s named executive officers that is based on or otherwise relates to the mergers; and
12.
the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the required merger proposals (the proposals set forth in clauses (7) through (12) of this paragraph, collectively, the “optional vote matters”).

The Helix Board recommends that Helix shareholders vote “FOR” each of the proposals scheduled to be presented and considered at the special meeting. Completion of the mergers is conditioned on the approval of each of the required merger proposals.
Helix common stock is currently traded on the NYSE under the symbol “HLX.” Following the completion of the mergers, it is expected that Converted Helix Common Stock will continue to trade on the NYSE under the combined company’s new name, “Hornbeck Offshore Services, Inc.,” and under the new ticker symbol, “HOS.” The market price of Helix’s common stock and Converted Helix Common Stock prior to and after completion of the mergers, respectively, will fluctuate, and you should obtain a current stock price quotation for Helix common stock. Hornbeck common stock is not currently traded on a national securities exchange.
Your vote is very important. We cannot complete the mergers unless the Helix shareholders vote to approve the required merger proposals.
This document is a prospectus relating to the Converted Helix Common Stock to be issued to Hornbeck stockholders and certain other securityholders pursuant to the mergers and a proxy statement for Helix to solicit proxies for the special meeting. It contains answers to frequently asked questions and a summary of the important terms of the mergers, the merger agreement and related transactions, followed by a more detailed discussion.
Please carefully read this entire document, including “Risk Factors” beginning on page 35, for a discussion of the risks relating to Helix, Hornbeck, the mergers and the combined company.

Sincerely,

William L. Transier
Chairman of the Board
Helix Energy Solutions Group, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The date of the accompanying proxy statement/prospectus is      , 2026, and it is first being mailed or otherwise delivered to Helix shareholders on or about      , 2026.

Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North, Suite 400
Houston, Texas 77043
(281) 618-0400
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON    , 2026
To the Shareholders of Helix Energy Solutions Group, Inc.:
We are pleased to invite you to attend the special meeting of shareholders of Helix Energy Solutions Group, Inc., a Minnesota corporation (“Helix”), which will be held at Helix’s corporate office at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, on    , 2026, at    , Central Daylight Time (Houston time), for the following purposes:
1.
to approve the issuance of shares of common stock, par value $0.00001 per share, of Helix following the Conversion (as defined below) (“Helix Delaware”) (“Converted Helix Common Stock”) pursuant to that certain Agreement and Plan of Merger, dated as of April 22, 2026 (as amended from time to time, the “merger agreement”), by and among Helix, Hornbeck Offshore Services, Inc., a Delaware corporation (“Hornbeck”), and the other parties thereto, for purposes of complying with Section 312.03(c) of the New York Stock Exchange’s (“NYSE”) Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual (the “share issuance proposal”);

2.
to approve an increase in the authorized Converted Helix Common Stock and preferred stock, par value $0.00001 per share, of Helix Delaware, as set forth in Article V of the certificate of incorporation of the combined company (the “authorized share increase proposal”);

3.
to approve, following the merger of Odyssey Sub, Inc., a direct wholly owned subsidiary of Helix, with and into Hornbeck, with Hornbeck continuing as the surviving entity (the “first merger” and the surviving entity, the “surviving corporation”), the merger of the surviving corporation with and into Hercules Sub LLC, a direct wholly owned subsidiary of Helix, with Hercules Sub LLC surviving the merger as a direct wholly owned subsidiary of Helix Delaware (the “second merger” and, together with the first merger, the “mergers”) (the “second merger proposal”);

4.
to approve the plan of conversion, pursuant to which, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation (the “Conversion”) in accordance with Section 265 of General Corporation Law of the State of Delaware, as amended , and Section 302A.682 of the Minnesota Business Corporation Act, as amended (the “plan of conversion proposal”);

5.
to approve the provisions regarding compliance with the United States citizenship and cabotage laws commonly referred to as the “Jones Act”, which are principally contained in 46 U.S.C. §§ 50501 (a), (b) and (d) and 46 U.S.C. Chapters 121 and 551, as set forth in Article XV of the certificate of incorporation of the combined company (the “Jones Act provisions proposal”);

6.
to approve the director and officer citizenship requirement provisions, as set forth in Section 6.7 of the certificate of incorporation of the combined company (the “D&O citizenship matters proposal” and, collectively with the share issuance proposal, the authorized share increase proposal, the second merger proposal, the plan of conversion proposal and the Jones Act provisions proposal, the “required merger proposals”);

7.	to approve the submission to jurisdiction provisions, as set forth in Article XIV of the certificate of incorporation of the combined company (the “exclusive forum proposal”);
8.	to approve the provisions limiting liability of officers, set forth in Article VII of the certificate of incorporation of the combined company (the “officer exculpation proposal”);
9.
to approve the removal of the supermajority approval requirements, as set forth in Article XI of the certificate of incorporation of the combined company (the “removal of supermajority approval requirement proposal”);

10.	to approve the corporate opportunities provisions, as set forth in Article IX of the certificate of incorporation of the combined company (the “corporate opportunities proposal”);
11.
to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Helix’s named executive officers that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”); and

12.
to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the required merger proposals (the “adjournment proposal” and, collectively with the exclusive forum proposal, the officer exculpation proposal, the removal of supermajority approval requirement proposal, the corporate opportunities proposal and the non-binding compensation proposal, the “optional vote matters”).

Helix will transact no business at the special meeting except for the matters scheduled to be presented and voted on set forth above and such other business as may properly be brought before the special meeting by or at the direction of the Helix board of directors (the “Helix Board”). References to the special meeting in the proxy statement/prospectus of which this notice is a part are to such special meeting as adjourned or postponed. Please refer to the proxy statement/prospectus for further information with respect to the business scheduled to be transacted at the special meeting.
The Helix Board has fixed the close of business on July 27, 2026 as the record date for the special meeting. Only Helix shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. A list of Helix shareholders eligible to vote at the special meeting will be available at the special meeting for examination by any shareholder present at such meeting.
Completion of the mergers is conditioned on approval of each of the required merger proposals. The mergers will be consummated only if each of the required merger proposals is approved at the special meeting. Approval of each of the required merger proposals requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposals.
The approval of the optional vote matters is not a condition to the completion of the mergers. Approval of each of the exclusive forum proposal, the officer exculpation proposal and the corporate opportunities proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Approval of the removal of supermajority approval requirement proposal requires the affirmative vote of the holders of shares of Helix common stock representing 80% of the outstanding shares of Helix common stock entitled to vote on such proposal. Approval of the non-binding compensation proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on such proposal. Approval of the adjournment proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on the adjournment proposal, regardless of whether there is a quorum.
In connection with its consideration of the merger agreement and the transactions contemplated by the merger agreement, the Helix Board (a) determined that the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, were fair to, advisable and in the best interests of, Helix and its shareholders, (b) approved and declared advisable the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, on the terms and subject to the conditions set forth in the merger agreement, (c) directed that the required merger proposals, as well as the optional vote matters, be submitted to Helix shareholders for approval and (d) resolved to recommend that the Helix shareholders vote in favor of the required merger proposals, as well as the optional vote matters. The Helix Board recommends that Helix shareholders vote “FOR” each of the required merger proposals and the optional vote matters, specifically “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares that you own. The mergers will be consummated only if each of the required merger proposals is approved at the special meeting. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the Helix proxy card, (ii) calling the toll-free number listed on the Helix proxy card or (iii) submitting your Helix proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Helix common stock who is present at the special meeting may vote in person, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the special meeting in the manner described in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.
The enclosed proxy statement/prospectus provides a detailed description of the merger agreement, the mergers, the other transactions contemplated by the merger agreement, including the Conversion, and the other matters to be considered at the special meeting. We urge you to carefully read the proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety. If you have any questions concerning the mergers, the Conversion or the proxy statement/prospectus or if you would like additional copies or need help voting your shares of Helix common stock, please contact Helix’s proxy solicitor:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
info@okapipartners.com
Shareholders may call toll-free: (888) 785-6709
Banks and brokers, please call: (212) 297-0720

BY ORDER OF THE BOARD OF DIRECTORS,

William L. Transier Chairman of the Board
Helix Energy Solutions Group, Inc. , 2026

ADDITIONAL INFORMATION
Helix files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Helix at www.helixesg.com. The information contained on, or that may be accessed through, the Helix website is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.
Helix has filed a registration statement on Form S-4 with respect to the shares of Helix common stock to be issued in the mergers, of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. You may read the registration statement, including any amendments and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.
This proxy statement/prospectus incorporates important business and financial information about Helix from documents that are not attached to this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:
Helix Energy Solutions Group, Inc.
Attn: General Counsel
3505 West Sam Houston Pkwy North, Suite 400
Houston, Texas 77043
(281) 618-0400
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
info@okapipartners.com
Shareholders may call toll-free: (888) 785-6709
Banks and brokers, please call: (212) 297-0720
If you would like to request any documents, please do so by    , 2026, which is five business days prior to the date of the special meeting, in order to receive them before the applicable meeting.
For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, please see the section of this proxy statement/prospectus titled “Where You Can Find More Information.”
i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Helix, constitutes a prospectus of Helix under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Converted Helix Common Stock to be issued to Hornbeck stockholders and certain other securityholders as consideration in the mergers pursuant to the merger agreement. This proxy statement/prospectus also constitutes a proxy statement for Helix under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement/prospectus also constitutes a notice of meeting with respect to the special meeting.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. Helix has not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2026, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date.
Further, you should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Helix shareholders nor the issuance by Helix of shares of Converted Helix Common Stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Helix has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Helix, and Hornbeck has supplied all such information relating to Hornbeck. Helix and Hornbeck have both contributed to the information related to the mergers contained in this proxy statement/prospectus.

GLOSSARY
The following terms have the following meanings in this proxy statement/prospectus:
•
“Ares Investor” means ASOF Investment Management LLC, ASSF IV Operating Manager IV, L.P., or another person or member of the Ares Investor Group as designated to the combined company in writing by such person;

•	“Ares Investor Director” means any person designated to serve as a director on the combined company board by the Ares Investor;
•	“Ares Investor Group” shall have the meaning set forth in the Securityholders Agreement;
•	“closing date” means the date on which the effective time occurs;
•
“combined company” means Helix, to be renamed “Hornbeck Offshore Services, Inc.,” immediately following the completion of the mergers and the other transactions contemplated by the merger agreement, including the Conversion of Helix from a Minnesota corporation to a Delaware corporation in accordance with the DGCL and MBCA;

•	“combined company board” means the board of directors of the combined company immediately following completion of the mergers and the other transactions contemplated by the merger agreement;
•
“Conversion” means the conversion of Helix from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA pursuant to the plan of conversion;

•	“Converted Helix Common Stock” means the common stock, par value $0.00001 per share, of Helix Delaware following the Conversion;
•
“CSOV” means a Commissioning Service Operation Vessel, typically serving during the commissioning and installation phases of an offshore wind farm, under contracts that are usually less than one year in duration;

•	“C/SOV” means a multi-purpose service vessel that can be utilized in the offshore wind market as either a CSOV or an SOV;
•
“Creditor Warrant Agreement” means that certain Creditor Warrant Agreement dated as of September 4, 2020, among Hornbeck, and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time;

•
“Creditor Warrants” means the warrants issued pursuant to the Creditor Warrant Agreement and exercisable for Hornbeck common stock at an exercise price of $27.83 per share, subject to certain adjustments as set forth in the Creditor Warrant Agreement;

•	“DGCL” means the General Corporation Law of the State of Delaware, as amended;
•
“Dissenting Shares” means shares of Hornbeck common stock outstanding immediately prior to the effective time and held by a stockholder of the Hornbeck common stock, or owned by a beneficial owner of Hornbeck common stock, as applicable, who has not voted in favor of the first merger or consented thereto in writing or by electronic transmission and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL;

•	“DLLCA” means the Delaware Limited Liability Company Act, as amended;
•	“DOJ” means the United States Department of Justice;
•	“effective time” means the time at which the first merger becomes effective;
•	“exchange ratio” means 10.27167 shares of Converted Helix Common Stock to be issued in exchange for each outstanding share of Hornbeck common stock;
•
“Excluded Shares” means any shares of Hornbeck common stock owned by Helix, Hornbeck or their respective subsidiaries immediately prior to the effective time, excluding any such shares of Hornbeck common stock owned by a Hornbeck Benefit Plan (as defined in the merger agreement) or held on behalf of third parties;

•
“First Lien Credit Agreement” means that certain Credit Agreement, dated as of August 13, 2024, as amended by that certain First Amendment to Credit Agreement, dated as of December 27, 2024, by and among Hornbeck, DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent and collateral trustee, and the lenders party thereto, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time;

•	“first merger” means the merger of Odyssey Sub, Inc. with and into Hornbeck pursuant to the merger agreement, with Hornbeck surviving the first merger as the surviving corporation;
•	“FTC” means the United States Federal Trade Commission;
•	“GAAP” means accounting principles generally accepted in the United States;
•	“Helix” means, as applicable, Helix Energy Solutions Group, Inc., a Minnesota corporation, and following the Conversion, Helix Energy Solutions Group, Inc., a Delaware corporation;
•	“Helix Board” means the board of directors of Helix;
•	“Helix bylaws” means the Second Amended and Restated Bylaws of Helix, as amended;
•	“Helix charter” means the 2005 Amended and Restated Articles of Incorporation, as amended, of Helix;
•	“Helix common stock” means the common stock, without par value, of Helix;
•	“Helix Delaware” refers to Helix as a Delaware corporation after the Conversion;
•	“Helix preferred stock” means the preferred stock, par value $0.01 per share, of Helix;
•	“Helix shareholders” means the holders of Helix common stock;
•	“Hercules Sub LLC” means Hercules Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Helix formed for, among other things, the purpose of effecting the second merger;
•	“HFR” means HFR, LLC, a Texas limited liability company owned by Todd M. Hornbeck and his brother Troy A. Hornbeck;
•	“Hornbeck” means Hornbeck Offshore Services, Inc., a Delaware corporation;
•	“Hornbeck Board” means the board of directors of Hornbeck;
•	“Hornbeck common stock” means the common stock, par value $0.00001 per share, of Hornbeck;
•	“Hornbeck stockholders” means the holders of Hornbeck common stock;
•	“Investor” means the Ares Investor or the Whitebox Investor;
•	“Investor Director” means any of an Ares Investor Director or a Whitebox Investor Director;
•	“Investor Group” means any of the Ares Investor Group or the Whitebox Investor Group;
•
“Jones Act” means collectively, the U.S. citizenship and cabotage laws principally contained in 46 U.S.C § 50501(a), (b) and (d) and 46 U.S.C. Chapters 121 and 551 and any successor statutes thereto, together with the rules and regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration and their practices enforcing, administering and interpreting such laws, statutes, rules and regulations, in each case as amended or supplemented from time to time, relating to the ownership and operation of U.S.-flag vessels for the carriage or transport of merchandise or passengers in the coastwise trade of the United States of America within the meaning of 46 U.S.C. Chapter 551 and any successor thereto as amended or supplemented from time to time;

•
“Jones Act Warrant Agreement” means, as the context requires, (i) prior to the mergers, that certain Jones Act Warrant Agreement dated as of September 4, 2020, among Hornbeck, and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, and (ii) following the mergers, the Amended and Restated Jones Act Warrant Agreement to be dated as of the closing date (the “A&R Jones Act

Warrant Agreement”), among the combined company, as successor issuer, Hornbeck, as original issuer, and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time;
•
“Jones Act Warrants” means, as the context requires, (i) prior to the mergers, the warrants issued pursuant to the Jones Act Warrant Agreement and exercisable for Hornbeck common stock at an exercise price of $0.00001 per share (the par value of Hornbeck common stock) and (ii) following the mergers, the warrants issued pursuant to the A&R Jones Act Warrant Agreement to purchase Converted Helix Common Stock at an exercise price of $0.00001 per share (the par value of Converted Helix Common Stock);

•	“MBCA” means the Minnesota Business Corporation Act, as amended;
•	“merger agreement” means the Agreement and Plan of Merger, dated as of April 22, 2026, by and among Helix, Odyssey Sub, Inc., Hercules Sub LLC and Hornbeck, as may be amended from time to time;
•	“mergers” or “integrated mergers” means, collectively, the first merger and the second merger;
•	“MPSV” means a multi-purpose support vessel, and we consider all of our MPSVs to be high-spec or ultra high-spec;
•	“NYSE” means the New York Stock Exchange;
•	“Odyssey Sub, Inc.” means Odyssey Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Helix formed for, among other things, the purpose of effecting the first merger;
•
“optional vote matters” means, collectively, the exclusive forum proposal, the officer exculpation proposal, the removal of supermajority approval requirement proposal, the corporate opportunities proposal, the non-binding compensation proposal and the adjournment proposal;

•	“OSV” means an offshore support vessel, also known as a “PSV,” or platform supply vessel, depending on regional preference;
•	“plan of conversion” means the plan of conversion contemplated by the merger agreement;
•	“record date” means July 27, 2026, the record date for the special meeting;
•
“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of April 22, 2026, by and among Helix and the other parties party thereto, a copy of which is attached as Annex G to this proxy statement/prospectus;

•
“required merger proposals” means, collectively, the share issuance proposal, the authorized share increase proposal, the second merger proposal, the plan of conversion proposal, the Jones Act provisions proposal and the D&O citizenship matters proposal;

•
“Second Lien Credit Agreement” means that certain Second Lien Term Loan Credit Agreement, dated December 27, 2024, by and among Hornbeck, as borrower, Stonebriar Commercial Finance LLC, as administrative agent, Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time;

•
“second merger” means the merger of the surviving corporation with and into Hercules Sub LLC pursuant to the merger agreement, with Hercules Sub LLC surviving the second merger as a direct wholly owned subsidiary of Helix;

•
“Securityholders Agreement” means that certain Securityholders Agreement, dated as of April 22, 2026, by and among Helix and each of the securityholders party thereto, a copy of which is attached as Annex F to this proxy statement/prospectus;

•	“share issuance” means the issuance of shares of Converted Helix Common Stock to Hornbeck stockholders and certain other securityholders pursuant to the mergers;
•	“SOV” means a Service Operation Vessel, typically performing operations and maintenance services during the life of an offshore wind farm, under contracts that can be for multi-year terms;
v

•
“special meeting” means the special meeting of Helix shareholders to be held on    , 2026 in connection with the mergers and the other transactions contemplated by the merger agreement, including the Conversion, as may be adjourned or postponed from time to time;

•	“surviving corporation” means Hornbeck as the surviving corporation of the first merger;
•
“Whitebox Investor” means the member of the Whitebox Investor Group owning the greatest number of common stock equivalents, including Converted Helix Common Stock, warrants, options, securities or other rights exercisable or exchangeable into Converted Helix Common Stock of any member of the Whitebox Investor Group, or another member of the Whitebox Investor Group as designated to the combined company in writing by such person;

•	“Whitebox Investor Director” means any person designated to serve as a director on the combined company board by the Whitebox Investor; and
•	“Whitebox Investor Group” shall have the meaning set forth in the Securityholders Agreement.

BASIS OF PRESENTATION
Except as otherwise specified herein, references throughout this proxy statement/prospectus to (a) the number of shares of Converted Helix Common Stock expected to be issued pursuant to the first merger and (b) the respective ownership of issued and outstanding Converted Helix Common Stock immediately following the mergers as between securityholders of Hornbeck immediately prior to the mergers and securityholders of Helix Delaware immediately prior to the mergers, are based on the number of outstanding securities and equity awards of each of Helix and Hornbeck as of June 3, 2026 and the following assumptions:
•
all of the outstanding Creditor Warrants will settle in Converted Helix Common Stock in accordance with the Creditor Warrant Agreement upon consummation of the mergers, calculated using the treasury stock method based on the 10-day average closing price of Helix common stock as of April 21, 2026 of $9.46 (though the actual number of shares of Converted Helix Common Stock will be determined based upon the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers);

•	Helix performance share unit awards and restricted stock unit awards will settle in Converted Helix Common Stock upon consummation of the mergers;
•
all of the Hornbeck stock option awards issued in April of 2026 will, once assumed by the combined company, be exercised on a cashless basis with no tax withholding, calculated using the treasury stock method based on a closing price of Helix common stock as of April 21, 2026 of $9.38;

•	no tax withholding on equity awards settled in the mergers; and
•	ownership of Converted Helix Common Stock by non-U.S. citizens will be less than the applicable limit in the certificate of incorporation of the combined company.
Except as otherwise specified herein, references throughout this proxy statement/prospectus to (a) the number of shares of Converted Helix Common Stock the combined company will issue, or will become obligated to issue upon exercise of certain securities of Hornbeck to be assumed by the combined company in connection with the mergers, and (b) the respective ownership of the combined company, on a fully diluted basis, accounting for the Hornbeck options and Jones Act Warrants that will be assumed by the combined company in connection with the mergers, as between securityholders of Helix Delaware immediately prior to the mergers and securityholders of Hornbeck immediately prior to the mergers, are based on the number of outstanding securities and equity awards of Helix and Hornbeck as of June 3, 2026, the above assumptions and the following additional assumptions:
•	all of the Jones Act Warrants assumed by the combined company will be exercised for an equal number of shares of Converted Helix Common Stock;
•
all of the Hornbeck options assumed by the combined company will be exercised on a cashless basis with no tax withholding, calculated using the treasury stock method based on a closing price of Helix common stock as of April 21, 2026 of $9.38; and

•	ownership of Converted Helix Common Stock by non-U.S. citizens will be less than the applicable limit in the certificate of incorporation of the combined company.
See the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants” for information on how outstanding Helix equity awards and outstanding Hornbeck equity awards and warrants will be treated in the mergers, and the section titled “The Jones Act Provisions Proposal” for information regarding limitations in the certificate of incorporation of the combined company on ownership of Converted Helix Common Stock by non-U.S. citizens.
All currency amounts referenced in this proxy statement/prospectus are stated in U.S. dollars.

QUESTIONS AND ANSWERS ABOUT THE MEETING
The following are some questions that you, as a shareholder of Helix, may have regarding the mergers and the other matters being considered at the special meeting of Helix shareholders, and brief answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to this proxy statement/prospectus and the documents incorporated by reference herein. Please see the section of this proxy statement/prospectus titled “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus. You also may obtain copies of the information incorporated by reference in this proxy statement/prospectus for free by following the instructions set forth in the section titled “Additional Information.”
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because Helix and Hornbeck have entered into the merger agreement, pursuant to which, upon the terms and subject to the conditions set forth in the merger agreement, (i) Odyssey Sub, Inc. (“Parent Sub”) will merge with and into Hornbeck, with Hornbeck continuing as the surviving entity (the “surviving corporation” and, the merger contemplated by this clause (i), the “first merger”), and (ii) immediately following the first merger, the surviving corporation will merge with and into Hercules Sub LLC (“LLC Sub”), with LLC Sub continuing as the surviving entity (the merger contemplated by this clause (ii), the “second merger” and, together with the first merger, the “mergers”).

Under the terms of the merger agreement, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation (the “Conversion” and, Helix as a Delaware corporation following the Conversion, “Helix Delaware”) in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA, pursuant to a plan of conversion (the “plan of conversion”) contemplated by the merger agreement. Pursuant to the Conversion, (x) each issued and outstanding share of Helix common stock, without par value (“Helix common stock”), will be converted into one share of common stock, par value $0.00001 per share, of Helix Delaware (“Converted Helix Common Stock”), (y) each issued and outstanding share of Helix preferred stock, par value $0.01 per share (“Helix preferred stock”), will be converted into one share of preferred stock, par value $0.00001 per share, of Helix Delaware (“Converted Helix Preferred Stock”) and (z) the name of Helix Delaware will be changed to “Hornbeck Offshore Services, Inc.” Upon the terms and subject to the conditions set forth in the merger agreement, at the time the first merger becomes effective (the “effective time”), each share of Hornbeck common stock, par value $0.00001 per share (the “Hornbeck common stock”), issued and outstanding immediately prior to the effective time (other than excluded shares and dissenting shares) will automatically be converted into the right to receive 10.27167 (the “exchange ratio”) validly issued, fully paid and nonassessable shares of Converted Helix Common Stock. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, Hornbeck will be a wholly owned subsidiary of Helix Delaware (the “combined company”). Following consummation of the mergers and the other transactions contemplated by the merger agreement, the combined company’s common stock will remain listed on the New York Stock Exchange (the “NYSE”) and trade under the new ticker symbol, “HOS.” Your vote is required in connection with the mergers. The merger agreement, which governs the terms of the mergers and the other transactions contemplated by the merger agreement, is attached to this proxy statement/prospectus as Annex A.
In addition, in connection with the mergers, at the effective time, (i) each warrant to purchase Hornbeck common stock issued pursuant to the Creditor Warrant Agreement (each, a “Creditor Warrant”) that is outstanding and unexercised as of immediately prior to the effective time will be converted into the right to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or, in accordance with the applicable Jones Act restrictions in the certificate of incorporation of the combined company, new warrants to purchase Converted Helix Common Stock to be issued pursuant to the A&R Jones Act Warrant Agreement (each, a “Jones Act Warrant”), (ii) each Hornbeck performance restricted stock unit award and restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock, (iii) each Helix restricted stock award that is outstanding immediately prior to the effective time will be in respect of Converted Helix Common Stock and be fully vested, (iv) each Helix performance share unit award and Helix restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or a cash payment, as the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash), (v) each Hornbeck stock option that is outstanding as of immediately prior to the effective time will be fully vested, assumed by the combined company and converted into, in accordance with the merger agreement, a number of options in respect of Converted Helix Common Stock and (vi) each Jones Act Warrant that is outstanding as of immediately prior to the effective time will be assumed by the combined company and subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, exercisable into a number of shares of Converted Helix Common Stock in each case, as described in the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
In order to complete the mergers, Helix shareholders must approve (i) the issuance of shares of Converted Helix Common Stock pursuant to the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual (the “share issuance proposal”), (ii) an increase in the authorized Converted Helix Common Stock and Converted Helix Preferred Stock, as set forth in Article V of the certificate of incorporation of the combined company (the “authorized share increase proposal”), (iii) the second merger (the “second merger proposal”), (iv) the plan of conversion, pursuant to which, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA (the “plan of conversion proposal”), (v) the provisions regarding compliance with the Jones Act, as set forth in Article XV of the certificate of incorporation of the combined company (the “Jones Act provisions proposal”) and (vi) the director and officer citizenship requirement provisions, as set forth in Section 6.7 of the certificate of incorporation of the combined company (the “D&O citizenship matters proposal” and, collectively with the share issuance proposal, the authorized share increase proposal, the second merger proposal, the plan of conversion proposal and the Jones Act provisions proposal, the “required merger proposals”). In addition, Helix shareholders will be asked to consider, vote on and approve (i) the submission to jurisdiction provisions, as set forth in Article XIV of the certificate of incorporation of the combined company (the “exclusive forum proposal”), (ii) the provisions limiting liability of officers, set forth in Article VII of the certificate of incorporation of the combined company (the “officer exculpation proposal”), (iii) the removal of the supermajority approval requirements, as set forth in Article XI of the certificate of incorporation of the combined company (the “removal of supermajority approval requirement proposal”), (iv) the corporate opportunities provisions, as set forth in Article IX of the certificate of incorporation of the combined company (the “corporate opportunities proposal”), (v) on a non-binding advisory basis, the compensation that may be paid or become payable to Helix’s named executive officers that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”) and (vi) the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the required merger proposals (the “adjournment proposal” and, collectively with the exclusive forum proposal, the officer exculpation proposal, the removal of supermajority approval requirement proposal, the corporate opportunities proposal and the non-binding compensation proposal, the “optional vote matters”).
This proxy statement/prospectus contains important information about the mergers and the other matters being considered at the special meeting and serves as the proxy statement through which Helix will solicit proxies to obtain the necessary shareholder approval for the mergers. It also serves as the prospectus by which Helix will issue shares of Converted Helix Common Stock to Hornbeck stockholders and certain other securityholders as consideration in the mergers. You should read this proxy statement/prospectus carefully in its entirety.
Q:	When and where is the special meeting?
A:
The special meeting of Helix shareholders will be held at Helix’s corporate office at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, on    , 2026, at    , Central Daylight Time (Houston time).

Q:	What will Hornbeck stockholders receive for their shares of Hornbeck common stock in the mergers?
A:
At the effective time, by virtue of the first merger and without any action on the part of the parties or any holder thereof, subject to certain exceptions, each share of Hornbeck common stock issued and outstanding immediately prior to the effective time (excluding excluded shares and dissenting shares) will be converted into the right to receive 10.27167 shares of Converted Helix Common Stock. At the effective time, all excluded shares will be cancelled and will cease to exist, and no consideration will be paid or delivered in exchange therefor. At the effective time, dissenting shares will be cancelled, extinguished and cease to exist and will represent the right to receive payment of the fair value of such dissenting shares in accordance with and to the extent provided by Section 262 of the DGCL.

Helix will not issue any shares representing fractional shares of Converted Helix Common Stock in the mergers. All fractional shares of Converted Helix Common Stock that a Hornbeck stockholder would be entitled to receive pursuant to the merger agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Converted Helix Common Stock to which such holder would be entitled pursuant to the merger agreement and (ii) an amount equal to the average daily volume weighted average price per share of Converted Helix Common Stock on the NYSE calculated for the ten consecutive trading days ending on the second full trading day immediately prior to the closing date. For additional information regarding the consideration to be received in the mergers (the “merger consideration”), please see the section titled “The Merger Agreement—Merger Consideration.”
In addition, the merger agreement provides for the treatment of the Hornbeck equity awards and warrants and Helix equity awards as set forth below under “—What will holders of Hornbeck equity awards and warrants and Helix equity awards receive in the mergers?” and as described in the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
Q:	What will holders of Hornbeck equity awards and warrants and Helix equity awards receive in the mergers?
A:	The merger agreement provides for the treatment set forth below with respect to the Hornbeck equity awards and warrants and Helix equity awards:
Hornbeck Performance Restricted Stock Unit Awards: Each Hornbeck performance restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award (with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio.
Hornbeck Restricted Stock Unit Awards: Each Hornbeck restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award and (b) the exchange ratio. For non-employee directors of Hornbeck, all or a portion of such amount may be settled in cash in accordance with the applicable award agreement.
Hornbeck Stock Options: Each Hornbeck stock option award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be fully vested and assumed by the combined company and converted into an option to purchase a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award immediately prior to the effective time (to the extent applicable, with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Hornbeck common stock of such award, divided by (2) the exchange ratio.
Hornbeck Creditor Warrants: Each Creditor Warrant that is outstanding immediately prior to the effective time will, except as otherwise set forth in Amendment No. 2 to the Creditor Warrant Agreement, be converted into the right to receive a number of shares of Converted Helix Common Stock (or, in accordance with applicable Jones Act restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants to acquire such Converted Helix Common Stock) equal to the quotient of (x) the product of (a) the number of shares of Hornbeck common stock subject to such Creditor Warrant immediately prior to the effective time multiplied by the exchange ratio and (b) (i) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers minus (ii) the exercise price per share of Hornbeck common stock issuable upon exercise of such Creditor Warrant immediately prior to the effective time divided by the exchange ratio and (y) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers; provided that, if such formula would result in a number of shares of Converted Helix Common Stock equal to or less than zero, then no Creditor Warrant will be converted as of immediately prior to the effective time without the prior written consent of the holder thereof.
Hornbeck Jones Act Warrants: Each Jones Act Warrant that is outstanding immediately prior to the effective time will be assumed by the combined company and, subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock equal to the product of (a) the number of shares of Hornbeck common stock subject to such assumed Jones Act Warrant immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock equal to the exercise price per share of Hornbeck common stock issuable upon exercise of such Jones Act Warrant immediately prior to the effective time.
Helix Equity Awards: Each Helix restricted stock award granted to a non-employee director of Helix that is outstanding immediately prior to the effective time will, at the effective time, be in respect of Converted Helix Common Stock and be fully vested. Each Helix performance share unit award and Helix restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share for each performance share unit award, and rounded down to the nearest whole share for each restricted stock unit award) equal to the number of shares of Helix common stock subject to such award (for each performance share unit award, with the number of such shares deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time). In the case of the Helix performance share unit awards and restricted stock unit awards, the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash in an amount equal to the number of units subject to each such award multiplied by the closing price of a share of Helix common stock on the NYSE on the trading day immediately prior to the closing date.
For additional information regarding the treatment of the Helix equity awards and Hornbeck equity awards and warrants, please see the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
Q:	What are the Hornbeck Jones Act Warrants that will be assumed by the combined company in the mergers?
A:	Hornbeck’s Jones Act Warrants are “penny warrants” exercisable for shares of Hornbeck common stock at an exercise price of $0.0001 per share, which is the par value of Hornbeck common stock.
The Hornbeck certificate of incorporation contains, and the combined company’s certificate of incorporation will contain, provisions that are intended to assist the company in complying with the Jones Act, including limitations on ownership of common stock by non-U.S. citizens. One such provision permits Hornbeck, and will permit the combined company, to issue Jones Act Warrants to a non-U.S. citizen if the aggregate ownership of common stock by non-U.S. citizens exceeds the applicable permitted limit in the certificate of incorporation. Although the Jones Act Warrants do not have voting rights due to the applicable Jones Act restrictions, they represent economic interests in the combined company and, accordingly, are treated as outstanding shares of common stock for accounting purposes when calculating basic earnings per common share.
As of July 27, 2026, Hornbeck had 5,270,969 shares of common stock outstanding and 10,089,644 Jones Act Warrants outstanding, exercisable for an equal number of shares of common stock. Accordingly, the majority of the economic interests in Hornbeck are held in the form of Jones Act Warrants. In connection with the mergers, the combined company will assume all of the outstanding Hornbeck Jones Act Warrants pursuant to the A&R Jones Act Warrant Agreement, which will be exercisable for shares of common stock of the combined company at an exercise price of $0.0001 per share, which will be the par value of the common stock of the combined company. After giving effect to the exchange ratio, based on the number of outstanding Hornbeck Jones Act Warrants as of July 27, 2026, it is anticipated that the combined company will have 103,637,494 Jones Act Warrants outstanding (assuming no Jones Act Warrants are issued in respect of Creditor Warrants upon consummation of the mergers as a result of applicable Jones Act restrictions in the certificate of incorporation of the combined company), exercisable for an equal number of shares of common stock of the combined company.

Q:	Who will own the combined company following the completion of the mergers?
A:
Immediately following the closing of the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own approximately 65% and 35%, respectively, of the issued and outstanding shares of Converted Helix Common Stock (which will be the common stock of the combined company following completion of the mergers). On a fully diluted basis, accounting for Hornbeck options and Jones Act Warrants that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own, on an as-converted basis, approximately 45% and 55%, respectively, of the combined company. The exact equity stake of Helix shareholders and Hornbeck securityholders in the combined company following the consummation of the mergers will depend on the number of shares of Converted Helix Common Stock and Hornbeck common stock issued and outstanding, in each case on a fully diluted basis, immediately prior to the effective time.

Q:	How will the Conversion affect the rights of Helix shareholders?
A:
The rights of Helix shareholders are currently governed by Minnesota law and the provisions of the Helix charter and the Helix bylaws. As a result of the Conversion and the completion of the mergers, Helix shareholders will become stockholders of the combined company with rights governed by Delaware law and the provisions of the certificate of incorporation of the combined company and the bylaws of the combined company, which differ in certain respects from the current rights of Helix shareholders. Forms of the certificate of incorporation of the combined company and the bylaws of the combined company are attached to this proxy statement/prospectus as Annex D and Annex E, respectively. For additional information on the current rights of Helix shareholders under the Helix charter and Helix bylaws and the rights of the combined company’s stockholders under the certificate of incorporation of the combined company and the certificate of incorporation of the combined company after completion of the mergers, see the section titled “Comparison of Stockholders’ Rights.”

Q:	If the mergers are not completed, will the Conversion still be effected?
A:
No. Even if the plan of conversion proposal is approved by Helix shareholders at the special meeting, the Conversion will be effected only if the other required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the mergers are to be completed immediately after the Conversion. For additional information about the Conversion, please see the section titled “The Plan of Conversion Proposal.”

Q:	What will be the composition of the board of directors and management of the combined company following the completion of the mergers?
A:
The combined company board will have seven members, including (a) three directors designated by Helix (all of whom will be independent) (the “Helix designees”) and (b) four directors designated by Hornbeck (at least one of whom will be independent) (the “Hornbeck designees”), one of whom will be Todd M. Hornbeck, who will also serve as the President and Chief Executive Officer of the combined company as of the effective time. William L. Transier, a Helix designee and the current chairman of the Helix Board, will serve as chairman of the combined company board as of the effective time through the combined company’s 2028 annual meeting of stockholders.

In addition, following the consummation of the mergers, (i) Helix designees will be appointed as chairpersons of the Audit Committee of the combined company board and the Corporate Governance & Nominating Committee of the combined company board, respectively, and (ii) Bobby Jindal, a Hornbeck designee and a current member of the Hornbeck Board, will be appointed as chairman of the Compensation Committee of the combined company board.
At the effective time, the following individuals will be appointed as executive officers of the combined company: Todd M. Hornbeck as President and Chief Executive Officer; Robert P. Adams as Executive Vice President and Chief Financial Officer; Samuel A. Giberga as Executive Vice President, General Counsel and Secretary; Scotty Sparks as Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention; and Ben Todd as Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty. The other executive officers of the combined company will be chosen by Mr. Hornbeck. For additional information, please see the sections titled “The Merger Agreement—Governance” and “The Mergers—Board of Directors and Management of the Combined Company.”

Q:	Why did the Hornbeck Board determine to postpone the launch of its IPO and pursue a business combination with Helix?
A:
Hornbeck believes that the mergers will result in a combined company that is superior operationally due to increased scale and scope and enhanced resources, with a complementary, end-to-end service offering that materially expands the combined company’s ability to meet a broader share of customers’ deepwater needs. In making the determination to postpone the launch of Hornbeck’s contemplated initial public offering and pursue a business combination with Helix, the Hornbeck Board considered, among other things, the likely pro forma cost-savings, revenue synergies and balance sheet strength from a transaction with Helix, the enhanced capital and operating presence of a combined public company compared to Hornbeck as a standalone public company, the proposed fully-diluted equity split for the combined company as between Hornbeck securityholders and Helix securityholders, as well as other matters discussed under the section titled “The Mergers—Hornbeck’s Reasons for the Mergers,” and the resulting implications for Hornbeck’s valuation, trading volumes, stockholder liquidity, access to capital markets for future liquidity needs and ability of Hornbeck to pursue strategic initiatives and investments. As a result of this review, it was the Hornbeck Board’s belief that the mergers presented a more attractive path to value creation for Hornbeck’s securityholders and customers alike. For additional information on the Hornbeck Board’s determination to postpone the launch of its initial public offering and pursue a business combination with Helix, see the sections titled “The Mergers—Background of the Mergers” and “The Merger—Hornbeck’s Reasons for the Mergers.”

Q:	What proposals scheduled to be presented and voted on at the special meeting must be approved by Helix shareholders to complete the mergers?
A:
The required merger proposals, including the share issuance proposal, the authorized share increase proposal, the second merger proposal, the plan of conversion proposal, the Jones Act provisions proposal and the D&O citizenship matters proposal, are conditions precedent to the mergers. The mergers cannot be completed without, among other things, the approval of the required merger proposals by Helix shareholders. Accordingly, each of the required merger proposals must be approved at the special meeting in order to complete the mergers. For additional information regarding risks relating to completion of the mergers and the timing thereof, as well as Helix’s and Hornbeck’s expectations with respect thereto, please see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Q:	What other proposals are scheduled to be presented and voted on by Helix shareholders at the special meeting and must those proposals be approved?
A:
The optional vote matters, including the exclusive forum proposal, the officer exculpation proposal, the removal of supermajority approval requirement proposal, the corporate opportunities proposal, the non-binding compensation proposal and the adjournment proposal, are not conditions precedent to the mergers. Accordingly, the failure of Helix shareholders to approve any one or more of the optional vote matters will not prevent the completion of the mergers.

Q:	Will any other matters be presented for a vote at the special meeting?
A:
Under Minnesota law, the business that may be conducted at a special meeting of shareholders is limited to the matters set forth in the Notice of Special Meeting of Shareholders. Helix is not aware of any other matters that will be presented for a vote at the special meeting. However, if any other matters properly come before the special meeting, the shares present at the special meeting, either in person or represented by proxy, will have the discretion to vote upon such matters and may cast such votes in their discretion.

Q:	What shareholder votes are required for Helix shareholders to approve the proposals scheduled to be presented and voted on at the special meeting?
A:
Your vote “FOR” each proposal scheduled to be presented at the special meeting is very important, and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed without, among other things, the approval of each of the following required merger proposals by the affirmative vote of the requisite number of Helix shareholders.

The votes required to approve the required merger proposals scheduled to be presented at the special meeting are as follows:

•
Approval of the share issuance proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the share issuance proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the authorized share increase proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the authorized share increase proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the second merger proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the second merger proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the plan of conversion proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the plan of conversion proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the Jones Act provisions proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the Jones Act provisions proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the D&O citizenship matters proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the D&O citizenship matters proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

The votes required to approve the optional vote matters scheduled to be presented at the special meeting, the approval of which is not a condition to completing the mergers, are as follows:
•
Approval of the exclusive forum proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the exclusive forum proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the officer exculpation proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the officer exculpation proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the removal of supermajority approval requirement proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing 80% of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the removal of supermajority approval requirement proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the corporate opportunities proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the corporate opportunities proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.
•
Approval of the non-binding compensation proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for the adjournment proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

•
Approval of the adjournment proposal requires the affirmative vote “FOR” such proposal by the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on the adjournment proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for the adjournment proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Q:	How does the Helix Board recommend that I vote?
A:
The Helix Board recommends that Helix shareholders vote “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. For additional information regarding how the Helix Board recommends that Helix shareholders vote and the factors the Helix Board considered in determining to make such recommendations, see the section titled “The Mergers—Recommendation of the Helix Board and Reasons for the Mergers.”

Amy H. Nelson abstained from voting on the transaction due in large part to concerns regarding Helix’s intention to change its name in connection with closing of the transaction to “Hornbeck Offshore Services, Inc.” pursuant to the terms of the merger agreement, and the associated licensing arrangement pursuant to which an entity partially owned by Todd M. Hornbeck will provide, in exchange for an upfront fee and subject to certain conditions and termination events, a seven-year license to the combined company to use various Hornbeck trade names and trademarks. See “The Mergers—Recommendation of Helix’s Board and Reasons for the Mergers—Views of Abstaining Director.”
Q:
Will the shares of Converted Helix Common Stock received in the mergers and the other shares of Converted Helix Common Stock outstanding at the time of completion of the mergers be traded on an exchange? What will be the name of the combined company following the mergers?

A:
Yes. It is a condition to the consummation of the mergers that the shares of Converted Helix Common Stock issuable to Hornbeck stockholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance. Helix common stock currently trades on the NYSE under the stock symbol “HLX.” Following the completion of the mergers, it is expected that Converted Helix Common Stock will trade on the NYSE under the combined company’s new name, “Hornbeck Offshore Services, Inc.,” and under the new ticker symbol, “HOS.”

Although the combined company will be renamed “Hornbeck Offshore Services, Inc.” and generally operate under the Hornbeck brand, it is expected that Helix’s Well Intervention Services business will continue to operate under the familiar Helix brand.
Q:	Have the Hornbeck stockholders approved the mergers and the other transactions contemplated by the merger agreement?
A:
Yes. Shortly following execution of the merger agreement, Hornbeck stockholders holding a majority of the shares of Hornbeck common stock outstanding and entitled to vote on the matter delivered a written consent, executed in accordance with Section 228 of the DGCL, adopting the merger agreement and approving the transactions contemplated by the merger agreement, including the mergers, to which Hornbeck stockholders were entitled to vote. Accordingly, however, Hornbeck stockholders have no further rights to vote on the merger agreement or the transactions contemplated thereby, including the mergers.

Q:	Will the shares of Converted Helix Common Stock that I hold following consummation of the mergers receive a dividend?
A:
Following completion of the mergers, the Converted Helix Common Stock will be the common stock of the combined company. As a holder of Converted Helix Common Stock after the mergers are completed, you will receive the same dividends, if any such dividends are declared by the combined company board, on shares of Converted Helix Common Stock that all other holders of Converted Helix Common Stock will receive for any dividend with a record date that occurs after the effective time. Helix has not historically declared dividends on Helix common stock, and any future dividends on Converted Helix Common Stock will be at the sole discretion of the combined company board.

Q:	How will Helix shareholders be affected by the mergers?
A:
Upon completion of the mergers, each Helix shareholder will hold shares of Converted Helix Common Stock in the same number of shares of Helix common stock that such shareholder held immediately prior to the Conversion and completion of the mergers. As a result of the mergers, Helix shareholders will own shares in a larger company with more assets. However, because Helix will be issuing additional shares of Converted Helix Common Stock to Hornbeck stockholders and certain securityholders in exchange for their eligible shares of Hornbeck common stock and certain other convertible securities in the mergers, each share of Converted Helix Common Stock issued and outstanding immediately prior to the effective time will represent a smaller percentage of the aggregate number of shares of the combined company’s common stock issued and outstanding after the mergers are completed.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to Hornbeck stockholders?
A:
Based on certain representations, covenants and assumptions (described in the section titled “The Merger Agreement”), all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, the integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Helix and Hornbeck intend to report the integrated mergers consistent with such qualification. The obligation of Hornbeck to complete the integrated mergers is conditioned upon the receipt of an opinion from Kirkland & Ellis LLP (“Kirkland”), counsel to Hornbeck, in form and substance reasonably satisfactory to Hornbeck, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. This opinion is not binding on the IRS or the courts and Helix and Hornbeck have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers”) generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Hornbeck common stock for shares of Converted Helix Common Stock pursuant to the first merger, except with respect to cash proceeds received from the sale of fractional shares of Converted Helix Common Stock. If the integrated mergers do not qualify as a “reorganization,” the integrated mergers generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Converted Helix Common Stock it receives in the first merger plus the amount of any cash proceeds received from the sale of fractional shares of Converted Helix Common Stock and (ii) such holder’s adjusted tax basis in its shares of Hornbeck common stock exchanged in the first merger.

The U.S. federal income tax consequences described above may not apply to all holders of Hornbeck common stock. Each Hornbeck stockholder should read “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Tax matters can be complicated and the tax consequences of the integrated mergers to a Hornbeck stockholder will depend on its particular tax situation. Each Hornbeck stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.

Q:	When do Helix and Hornbeck expect to complete the mergers?
A:
Helix and Hornbeck currently expect to complete the mergers in the second half of 2026. However, neither Helix nor Hornbeck can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion of the mergers is subject to conditions beyond the control of either company. For additional information regarding the conditions to the mergers, including those that are beyond the control of Helix and Hornbeck, please see the sections titled “The Mergers—Regulatory Approvals” and “The Merger Agreement—Conditions to the Completion of the Mergers.” For additional information regarding risks relating to completion of the mergers and the timing thereof, as well as Helix’s and Hornbeck’s expectations with respect thereto, please see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Q:	What happens if the mergers are not completed?
A:
If the required merger proposals are not approved by Helix shareholders or the mergers are not otherwise completed for any other reason, Hornbeck stockholders will not receive any consideration for shares of Hornbeck common stock they own. Instead, Hornbeck common stock will remain outstanding, and the separate existence of Hornbeck will continue apart from Helix.

Under specified circumstances, Helix or Hornbeck may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in the section titled “The Merger Agreement—Termination Fees” and “—Expense Reimbursement.” For additional information regarding risks relating to completion of the mergers and the timing thereof, as well as Helix’s and Hornbeck’s expectations with respect thereto, please see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Q:	Who can vote at, and what is the record date for, the special meeting?
A:
The Helix Board has fixed the close of business on July 27, 2026 (the “record date”) as the record date for the determination of the Helix shareholders entitled to receive notice of, and to vote at, the special meeting. Helix shareholders who are holders of record of shares of Helix common stock at the close of business on the record date for the special meeting are the only Helix shareholders entitled to receive notice of, and to vote at, the special meeting. A list of the Helix shareholders of record who are entitled to vote at the special meeting will be available at the special meeting for examination by any shareholder present at such meeting. For additional information, see the sections titled “Special Meeting—Record Date,” “Special Meeting— Outstanding Shares and Voting Rights of Helix Shareholders” and “Special Meeting—Shareholder List.”

Q:	How many votes may I cast?
A:
Each issued and outstanding share of Helix common stock on the record date entitles the holder of record of such share to one vote on each proposal presented at, and any other matter coming before, the special meeting. Helix shareholders who are holders of record of shares of Helix common stock at the close of business on the record date for the special meeting are the only Helix shareholders entitled to receive notice of, and to vote at, the special meeting. For additional information, see the section titled “Special Meeting—Outstanding Shares and Voting Rights of Helix Shareholders.”

Q:	What constitutes a quorum at the special meeting?
A:	In order for business to be conducted at the special meeting, a quorum must be present.
Holders of shares of Helix common stock entitled to exercise a majority of the voting power of Helix entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting.
Abstentions and broker non-votes will be included in determining whether a quorum is present at the special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares. For additional information, including the impact of abstentions and broker non-votes, see “—What shareholder votes are required for Helix shareholders to approve the proposals scheduled to be presented and voted on at the special meeting?” above and the section titled “Special Meeting—Quorum.”

Q:	How will my proxy be voted, and what do I need to do now?
A:
If you were a record holder of Helix common stock at the close of business on the record date for the special meeting, a proxy card is enclosed for your use. After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please complete, sign, date, and return the applicable proxy card or voting instruction form you received in the self-addressed, stamped envelope provided to you or timely submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received as soon as possible so that your shares will be represented and voted at the special meeting. Your internet or telephone vote in accordance with the instructions set forth on the proxy card you received authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card. Proxies submitted through the specified internet website or by phone must be received by 10:59 p.m., Central Daylight Time (Houston time), on    , 2026 to ensure that such proxies are voted.

When your proxy card is returned properly executed, or your proxy is timely submitted via the internet or by telephone in accordance with the instructions set forth on the proxy card you received, the shares of Helix common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card. If you sign, date and return your proxy card without indicating how you would like to vote your shares, your shares will be voted in accordance with the recommendation of the Helix Board.
For additional information on the procedures applicable to voting your shares by proxy, please see the section titled “Special Meeting—Voting of Proxies by Holders of Record.”
Q:	Should I submit any accompanying materials, such as stock certificates or evidence of shares in book-entry form, with my proxy card?
A:
No. Except as stated in the instructions set forth in the applicable proxy card or voting instruction form you received, you do not need to submit any materials with your completed proxy card or voting instruction form. Please do not send or submit your Helix stock certificates or evidence of shares in book-entry form to Helix, Hornbeck or to any other person with your proxy card. As soon as reasonably practicable following consummation of the mergers, Hornbeck stockholders will receive information separately about the procedures they should follow to surrender their Hornbeck shares of common stock or other convertible securities in order to receive the merger consideration and should follow such instructions, once received.

Q:	Who is soliciting my proxy, and who pays for the solicitation?
A:
The Helix Board is soliciting proxies to vote on the proposals scheduled to be presented at the special meeting. Helix and Hornbeck will share equally in the costs incurred by Helix for the printing, filing and mailing of this proxy statement/prospectus to Helix shareholders in connection with the special meeting. However, Helix will pay for the proxy solicitation costs otherwise related to the special meeting. In addition to sending and making available these proxy materials, some of Helix’s directors, officers and other employees may solicit proxies by contacting Helix shareholders by phone, by e-mail or online. None of Helix’s directors, officers or other employees will receive any additional compensation for their solicitation services. Helix has also retained Okapi Partners LLC as its proxy solicitor to assist in the solicitation of proxies, and Okapi Partners LLC will receive a fee for, plus reimbursement for reasonable out-of-pocket expenses incurred in connection with, these proxy solicitation services and any additional services. For additional information, see the section titled “Special Meeting—Solicitation of Proxies.”

Q:	Can I attend the special meeting and vote in person?
A:	Yes. Helix shareholders of record as of the record date for the special meeting may attend and participate in the special meeting in person.
Q:	What should I do if I receive more than one set of voting materials for the special meeting?
A:
You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms (or a combination of the foregoing). For example, if you hold your shares of Helix common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record of shares of Helix common stock and your shares are registered under more than one name, you will receive more than one proxy card. Please submit each separate proxy card or voting instruction form that you receive by following the instructions set forth in each separate proxy card or voting instruction form. If you fail to properly submit each separate proxy card or voting instruction form that you received, or fail to submit your proxy via the internet or by telephone in accordance with the instructions set forth on such proxy card or voting instruction form, any shares to which such voting materials apply will not be voted at the special meeting.
Q:	What is the difference between holding shares of Helix common stock as the holder of record and holding shares of Helix common stock as a beneficial owner?
A:
If your shares of Helix common stock are registered directly in your name with Helix’s transfer agent, EQ Shareowner Services (“EQ”), you are considered to be the shareholder of record with respect to those shares. If you are a shareholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Helix.

If your shares of Helix common stock are held through a bank, broker or other nominee, you are considered to be the beneficial owner with respect to those shares, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this proxy statement/prospectus and a voting instruction form has been forwarded to you by your bank, broker or other nominee. As the beneficial owner of such shares, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting set forth on the voting instruction form you received. All shareholders of record and beneficial owners of Helix common stock are invited to attend the special meeting. For additional information on the differences between shares of Helix common stock held of record and beneficially owned, and the differing procedures applicable to voting such shares, see the sections titled “Special Meeting—Voting of Proxies by Holders of Record” and “Special Meeting—Shares Held in Street Name.”
Q:	If my shares of Helix common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?
A:
No. If your shares of Helix common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on your bank, broker or other nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures set forth on the voting instruction form provided by your bank, broker or other nominee.

You should instruct your bank, broker or other nominee how to vote your shares of Helix common stock. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Helix does not expect any broker non-votes at the special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered “routine” under applicable rules. At this time, Helix knows of no other matters to be submitted at the special meeting, and Helix does not expect the proposals scheduled to be presented at the special meeting or any others that may be properly brought before the special meeting to be considered “routine” under applicable rules. As a result, no bank, broker or other nominee will be permitted to vote your shares of Helix common stock at the special meeting without receiving instructions. Failure to instruct your bank, broker or other nominee on how to vote your shares will have (i) no effect on the outcome of the vote on the non-binding compensation proposal and (ii) the same effect as a vote “AGAINST” each of the required merger proposals, each of the optional vote matters and the adjournment proposal (other than the non-binding compensation proposal).
For additional information on voting procedures, please see the section titled “Special Meeting—Shares Held in Street Name.”

Q:	What do I do if I am a Helix shareholder and I want to revoke my proxy?
A:	Helix shareholders of record may revoke their proxies at any time before their shares of Helix common stock are voted at the special meeting in any of the following ways:
•
delivering written notice of revocation of the proxy to Helix’s corporate secretary at Helix’s principal executive offices at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, by no later than    , Central Daylight Time (Houston time), on    , 2026;

•
delivering another proxy with a later date to Helix’s corporate secretary at Helix’s principal executive offices at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, by no later than    , Central Daylight Time (Houston time), on    , 2026 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•
submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m., Central Daylight Time (Houston time), on    , 2026 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•
attending the special meeting in person and voting his, her or its shares during the meeting; attendance at the special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Helix corporate secretary before the proxy is exercised or unless you vote your shares in person during the special meeting.

If your shares are held in “street name” through a bank, broker or other nominee and you deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instructions if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.
For additional information about how to revoke proxies, please see the section titled “Special Meeting—Proxies and Revocation.”
Q:	Are there any risks that I should consider as a Helix shareholder in deciding how to vote?
A:
Yes. You should read and carefully consider the risks included and described in this proxy statement/prospectus, including but not limited to those set forth in the section titled “Risk Factors.” You also should read and carefully consider the risk factors of Helix contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Additionally, you should note that this proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of federal securities laws that are not limited to statements of historical facts but reflect Helix’s and/or Hornbeck’s current beliefs, expectations or intentions regarding future events. Although Helix and Hornbeck believe the beliefs, expectations and intentions reflected in such forward-looking statements are reasonable, such beliefs, expectations or intentions may not occur to the extent stated or at all. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ from those expressed or implied by the related forward-looking statements. You should read and carefully consider the risks, uncertainties and other factors to which forward-looking statements in this proxy statement/prospectus and the documents incorporated by reference herein may apply, including those set forth in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Q:	Can the special meeting be adjourned, and will I receive notice about the adjournment and the reconvened meeting if the special meeting is adjourned?
A:
Yes. The special meeting may be adjourned from time to time by the affirmative vote of the holders of shares of Helix common stock representing a majority of the shares of Helix common stock present in person or represented by proxy at the special meeting and entitled to vote at the special meeting, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting as to the date, time and place to which an adjournment is taken. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes to approve the required merger proposals present at the time of the special meeting, then Helix shareholders may be asked to approve the adjournment proposal to adjourn the special meeting in order to permit the further solicitation of proxies. If the special meeting is adjourned, no notice of the reconvened meeting is required to be given if the date, time and place to which an adjournment is taken are announced at the special meeting and the reconvened meeting will be held not more than 120 days after the date on which the special meeting was originally scheduled to take place.
For additional information, see the section titled “Special Meeting—Adjournment.”
Q:	What happens if I sell or otherwise transfer my shares of Helix common stock before the special meeting?
A:
The record date is prior to the date of the special meeting. Helix shareholders who are holders of record of shares of Helix common stock at the close of business on the record date for the special meeting are the only Helix shareholders entitled to receive notice of, and to vote at, the special meeting. If you sell or otherwise transfer your shares of Helix common stock before the record date for the special meeting, you will not be a holder of record of such shares of Helix common stock as of the close of business on the record date. Accordingly, you will not be entitled to notice of, or to vote such shares at, the special meeting.

If you sell or otherwise transfer your shares of Helix common stock after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your shares of Helix common stock, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of and the economic interest in your shares of Helix common stock to the person to whom such shares were sold or otherwise transferred. Unless special arrangements (such as provision of a proxy) are made between you and any person to whom you sell or otherwise transfer your shares of Helix common stock after the record date but before the special meeting, the person to whom you sold or otherwise transferred such shares will not be entitled to notice of, or to vote such shares at, the special meeting.
Q:	What happens if I sell or otherwise transfer my shares of Hornbeck common stock before the completion of the mergers?
A:
Only holders of record of Hornbeck common stock and certain of Hornbeck’s convertible securities issued and outstanding as of immediately prior to the effective time will become entitled to receive shares of Converted Helix Common Stock at the effective time. If you sell your shares of Hornbeck common stock prior to the completion of the mergers, you will not be entitled to receive the merger consideration by virtue of the mergers.

Q:	Do any of the officers or directors of Helix have interests in the mergers that may differ from or be in addition to my interests as a Helix shareholder?
A:
Yes. In considering the recommendation of the Helix Board that Helix shareholders vote to approve the required merger proposals, Helix shareholders should be aware that, aside from their interests as shareholders of Helix, Helix’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Helix shareholders generally. The Helix Board was aware of and considered these interests, among other matters, when evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the Conversion, when determining that the merger agreement and the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Helix and its shareholders, when approving and declaring advisable the merger agreement, the plan of conversion and the other transactions contemplated by the merger agreement, including the Conversion, when directing that the required merger proposals and the optional vote matters be submitted to Helix shareholders for approval and when recommending that Helix shareholders vote in favor of the required merger proposals and the optional vote matters.

For more information on these interests and quantification of certain of these interests, please see the section titled “The Mergers—Interests of Helix’s Directors and Officers in the Mergers.” For more information on the factors the Helix Board considered in determining to approve the merger agreement and to recommend that Helix shareholders approve the required merger proposals and the optional vote matters, see the section titled “The Mergers—Recommendation of Helix Board’s and Reasons for the Mergers.”
Q:	If I am a Helix shareholder and I oppose any of the proposals, but all such proposals are approved, what are my rights?
A:
Under Minnesota law, Helix shareholders will not be entitled to dissenters’ rights or appraisal rights in connection with any of the required merger proposals and the optional vote matters. For a comparison of rights as a holder of Converted Helix Common Stock versus your existing shareholder rights, see the section of this proxy statement/prospectus titled “Comparison of Stockholders’ Rights.”

Q:	Who will count the votes cast at the special meeting?
A:
Helix has engaged Broadridge Financial Solutions, which Helix refers to as its inspector of elections, as its independent agent to tabulate shareholder votes cast on the proposals presented at the special meeting. If you are a shareholder of record of Helix common stock as of the record date and you properly vote your shares in accordance with the instructions set forth in the proxy card you received, your executed proxy card is returned directly to Broadridge Financial Solutions for tabulation. If you hold your shares through a bank, broker or other nominee and you properly vote your shares in accordance with the instructions set forth in the voting instruction form you received, your bank, broker or other nominee returns one proxy card to Broadridge Financial Solutions on behalf of all of its clients who have voted their shares in accordance with the instructions such bank, broker or other nominee provided.

Q:	Where can I find voting results of the special meeting?
A:
Helix intends to announce the preliminary voting results at the special meeting and to disclose the final voting results in a Current Report on Form 8-K that will be filed with the SEC following the special meeting. All reports that Helix files with the SEC are publicly available when filed, and some reports Helix files with the SEC are incorporated by reference in this proxy statement/prospectus. For additional information on the documents incorporated by reference herein, see the section titled “Where You Can Find More Information.”

Q:	How can I find more information about Helix?
A:	You can find more information about Helix from various sources, including those described in the section titled “Where You Can Find More Information.”
Q:	Who can answer any questions I may have about the special meeting, the mergers or the other transactions, including the Conversion, contemplated by the merger agreement?
A:
If you have any questions about the special meeting, the mergers, the Conversion, the required merger proposals, the optional vote matters, the applicable enclosed proxy card or voting instruction form or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, any of the documents incorporated by reference herein or the applicable enclosed proxy card or voting instruction form, you should contact:

Helix Energy Solutions Group, Inc.
Attn: General Counsel
3505 West Sam Houston Pkwy North, Suite 400
Houston, Texas 77043
(281) 618-0400

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
info@okapipartners.com
Shareholders may call toll-free: (888) 785-6709
Banks and brokers, please call: (212) 297-0720

SUMMARY
The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers, the other transactions contemplated by the merger agreement, including the Conversion, and the matters scheduled to be presented to and voted on by Helix shareholders at the special meeting more fully, and for a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein, as well as any other documents to which Helix refers you. For the location of documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus titled “Where You Can Find More Information.”
The Parties
Helix Energy Solutions Group, Inc.
Helix is an international offshore energy services company that provides specialty services to the offshore energy industry, with a focus on well intervention, robotics and decommissioning operations. Helix’s services are key in supporting a global energy transition by maximizing production of existing oil and gas reserves, decommissioning end-of-life oil and gas fields and supporting renewable energy developments. Helix was incorporated in 1979 and in 1983 was re-incorporated in the state of Minnesota, and its common stock is listed and traded on the NYSE under the ticker symbol “HLX.” Helix’s principal executive office is located at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043 and its telephone number is (281) 618-0400.
Additional information about Helix and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. For the location of documents incorporated by reference into this proxy statement/prospectus, see the section titled “Where You Can Find More Information.”
Odyssey Sub, Inc.
Odyssey Sub, Inc., a direct wholly owned subsidiary of Helix, is a Delaware corporation formed on April 22, 2026, for the purpose of effecting the first merger. Upon the terms and conditions set forth in the merger agreement, Odyssey Sub, Inc. will merge with and into Hornbeck, with Hornbeck surviving the merger as the surviving corporation and a direct wholly owned subsidiary of the combined company. Odyssey Sub, Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.
Hercules Sub LLC
Hercules Sub LLC, a direct wholly owned subsidiary of Helix, is a Delaware limited liability company formed on April 22, 2026, for the purpose of effecting the second merger. Upon the terms and conditions set forth in the merger agreement, immediately following the consummation of the first merger, the surviving corporation will merge with and into Hercules Sub LLC, with Hercules Sub LLC surviving the second merger as the surviving entity and a direct wholly owned subsidiary of the combined company. Hercules Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.
Hornbeck Offshore Services, Inc.
Hornbeck is a leading provider of marine transportation services supporting a range of diversified offshore end-markets, including oilfield specialty services and drilling support, military support services, renewable energy development and other non-oilfield service offerings, such as humanitarian aid and disaster relief (“HADR”) and aerospace support services. Since its founding, Hornbeck has focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of its customers across its core geographic regions spanning the United States and Latin America. Hornbeck was incorporated in the state of Delaware in 1997. Hornbeck’s principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433 and its telephone number is (985) 727-2000.
The Mergers
Upon satisfaction or waiver of the conditions to closing set forth in the merger agreement, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA pursuant to a plan of conversion contemplated by the merger agreement.

Pursuant to the Conversion, (x) each issued and outstanding share of Helix common stock, without par value, will be converted into one share of common stock, par value $0.00001 per share, of Helix Delaware, (y) each issued and outstanding share of Helix preferred stock, par value $0.01 per share, will be converted into one share of preferred stock, par value $0.00001 per share, of Helix Delaware and (z) the name of Helix Delaware will be changed to “Hornbeck Offshore Services, Inc.” Upon the terms and subject to the conditions set forth in the merger agreement, immediately following the Conversion, Odyssey Sub, Inc. will merge with and into Hornbeck, with Hornbeck surviving the merger as the surviving corporation and a direct wholly owned subsidiary of the combined company. Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Hornbeck common stock, par value $0.00001 per share, issued and outstanding immediately prior to the effective time (excluding excluded shares and dissenting shares) will automatically be converted into the right to receive 10.27167 validly issued, fully paid and nonassessable shares of Converted Helix Common Stock. Immediately following the effective time, Hornbeck, as the surviving corporation of the first merger, will merge with and into Hercules Sub LLC, with Hercules Sub LLC surviving the merger as the surviving entity and a direct wholly owned subsidiary of the combined company.
At the effective time, by virtue of the first merger and without any action on the part of the parties or any holder thereof, subject to certain exceptions, each share of Hornbeck common stock issued and outstanding immediately prior to the effective time (excluding excluded shares and dissenting shares) will be converted into the right to receive 10.27167 shares of Converted Helix Common Stock. At the effective time, all excluded shares will be cancelled and will cease to exist, and no consideration will be paid or delivered in exchange therefor. At the effective time, dissenting shares will be cancelled, extinguished and cease to exist and will represent the right to receive payment of the fair value of such dissenting shares in accordance with and to the extent provided by Section 262 of the DGCL. In addition, in connection with the mergers, at the effective time, (i) each Creditor Warrant that is outstanding as of immediately prior to the effective time will be converted into the right to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or, in accordance with the applicable Jones Act restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants to acquire such Converted Helix Common Stock), (ii) each Hornbeck performance restricted stock unit award and restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock, (iii) each Helix restricted stock award that is outstanding immediately prior to the effective time will be in respect of Converted Helix Common Stock and be fully vested, (iv) each Helix performance share unit award and Helix restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or a cash payment, as the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash), (v) each Hornbeck stock option that is outstanding as of immediately prior to the effective time will be fully vested, assumed by the combined company and converted into, in accordance with the merger agreement, a number of options in respect of Converted Helix Common Stock and (vi) each Jones Act Warrant that is outstanding as of immediately prior to the effective time will be assumed by the combined company and, subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock, in each case, as described in the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
Special Meeting
The special meeting of Helix shareholders will be held at Helix’s corporate office at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, on    , 2026, at    , Central Daylight Time (Houston time). The special meeting of Helix shareholders is being held to consider and vote on:
1.
a proposal to approve the issuance of shares of Converted Helix Common Stock pursuant to the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual (the “share issuance proposal”);

2.
a proposal to approve an increase in the authorized Converted Helix Common Stock and Converted Helix Preferred Stock, as set forth in Article V of the certificate of incorporation of the combined company (the “authorized share increase proposal”);

3.	a proposal to approve the second merger (the “second merger proposal”);

4.
a proposal to approve the plan of conversion, pursuant to which, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA (the “plan of conversion proposal”);

5.
a proposal to approve the provisions regarding compliance with the Jones Act, as set forth in Article XV of the certificate of incorporation of the combined company (the “Jones Act provisions proposal”);

6.
a proposal to approve the director and officer citizenship requirement provisions, as set forth in Section 6.7 of the certificate of incorporation of the combined company (the “D&O citizenship matters proposal”);

7.	a proposal to approve the submission to jurisdiction provisions, as set forth in Article XIV of the certificate of incorporation of the combined company (the “exclusive forum proposal”);
8.	a proposal to approve the provisions limiting liability of officers, set forth in Article VII of the certificate of incorporation of the combined company (the “officer exculpation proposal”);
9.
a proposal to approve the removal of the supermajority approval requirements, as set forth in Article XI of the certificate of incorporation of the combined company (the “removal of supermajority approval requirement proposal”);

10.	a proposal to approve the corporate opportunities provisions, as set forth in Article IX of the certificate of incorporation of the combined company (the “corporate opportunities proposal”);
11.
a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Helix’s named executive officers that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”); and

12.
a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the required merger proposals (the “adjournment proposal”).

The proposals 1 through 6 set forth above are collectively referred to in this proxy statement/prospectus as the “required merger proposals.” The proposals 7 through 12 set forth above are collectively referred to in this proxy statement/prospectus as the “optional vote matters.” Completion of the mergers is conditioned on the approval by Helix shareholders of each of the required merger proposals, but not on the optional vote matters.
Only record holders of shares of Helix common stock at the close of business on July 27, 2026, the record date for the special meeting (the “record date”), are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, 147,382,447 shares of Helix common stock were issued and outstanding, of which approximately 9,992,502 were owned and entitled to be voted by Helix directors and executive officers.
Each share of Helix common stock outstanding on the record date is entitled to one vote on each proposal listed above and any other matter coming before the special meeting. Approval of each of (i) the share issuance proposal, (ii) the authorized share increase proposal, (iii) the second merger proposal, (iv) the plan of conversion proposal, (v) the Jones Act provisions proposal, (vi) the D&O citizenship matters proposal, (vii) the exclusive forum proposal, (viii) the officer exculpation proposal and (ix) the corporate opportunities proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Approval of the removal of supermajority approval requirement proposal requires the affirmative vote of the holders of shares of Helix common stock representing 80% of the outstanding shares of Helix common stock entitled to vote on such proposal. Approval of the non-binding compensation proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present, either in person or represented by proxy, and entitled to vote on such proposal. The adjournment proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on the adjournment proposal, regardless of whether there is a quorum.
No business may be transacted at the special meeting unless a quorum is present. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the required merger proposals, then Helix shareholders may be asked to approve the adjournment proposal to adjourn the special meeting in order to permit the further solicitation of proxies. No notice of the reconvened meeting is required to be given if the date, time and place to which an adjournment is taken are announced at the special meeting and the reconvened meeting will be held not more than 120 days after the date of the original meeting. At any reconvened special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
The Helix Board recommends that the Helix shareholders vote “FOR” each of the required merger proposals and the optional vote matters, specifically “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
For additional information on the recommendation of the Helix Board that Helix shareholders vote “FOR” each of the proposals scheduled to be presented and voted on at the special meeting, please see the section of this proxy statement/prospectus titled “The Mergers—Recommendation of Helix’s Board and Reasons for the Mergers.”
Opinion of Helix’s Financial Advisor
Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Helix Board that, as of April 22, 2026 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 10.27167 shares of Converted Helix Common Stock for each share of Hornbeck common stock pursuant to the merger agreement was fair from a financial point of view to Helix.
The full text of the written opinion of Goldman Sachs, dated April 22, 2026, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Helix Board in connection with its consideration of the transactions contemplated by the merger agreement (the “transaction”). Goldman Sachs’ opinion is not a recommendation as to how any holder of Helix common stock should vote with respect to the required merger proposals, the optional vote matters or any other matter. Pursuant to an engagement letter between Helix and Goldman Sachs, Helix has agreed to pay Goldman Sachs a transaction fee of approximately $23.3 million, $4.0 million of which became payable upon the announcement of the transaction, and the remainder of which is contingent upon consummation of the transaction.
For a further discussion of Goldman Sach’s opinion, see the section of this proxy statement/prospectus titled “The Mergers—Opinion of Helix’s Financial Advisor.”
Board of Directors and Management of the Combined Company
The combined company board will have seven members, including (a) three Helix designees and (b) four Hornbeck designees, one of whom will be the President and Chief Executive Officer. William L. Transier will serve as Chairperson of the combined company board.
The combined company board will consist of the same three-class “staggered” board as the Helix board, such that one Helix designee and two Hornbeck designees will serve as Class III directors, with term first expiring in 2029, one Helix designee and one Hornbeck designee will serve as Class II directors, with term first expiring in 2027, and one Helix designee and one Hornbeck designee will serve as Class I directors, with term first expiring in 2028. In addition, at the effective time, (i) a Helix designee will be appointed and serve from the effective time through the combined company’s 2028 annual stockholders meeting (the “Governance Period”) as Chairperson of the Audit Committee of the combined company board, (ii) a Helix designee will be appointed and serve through the Governance Period as Chairperson of the Corporate Governance and Nominating Committee of the combined company board and (iii) Bobby Jindal will be appointed and serve through the Governance Period as Chairperson of the Compensation Committee of the combined company board.
At the effective time, the following individuals will be appointed as executive officers of the combined company: Todd M. Hornbeck as President and Chief Executive Officer; Robert P. Adams as Executive Vice President and Chief Financial Officer; Samuel A. Giberga as Executive Vice President, General Counsel and Corporate Secretary; Scotty Sparks as Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention; and Ben Todd as Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty. The other executive officers of the combined company will be chosen by Mr. Hornbeck in consultation with a representative of each of the

Helix Board and Hornbeck Board on a merit basis, without consideration of whether the persons selected serve as officers or employees of Hornbeck or Helix prior to the effective time. For additional information, please see “The Mergers—Board of Directors and Management of the Combined Company.”
Appraisal Rights and Dissenters’ Rights
Under Minnesota law, Helix shareholders will not be entitled to dissenters’ rights or appraisal rights in connection with any of the required merger proposals and the optional vote matters. Hornbeck stockholders are entitled to appraisal rights in connection with the mergers under Section 262 of the DGCL. Helix shareholders will not be entitled to any appraisal rights in connection with the required merger proposals, Conversion or the optional vote matters.
For more information regarding appraisal rights and dissenters’ rights, please see the section of this proxy statement/prospectus titled “The Mergers—Appraisal Rights and Dissenters’ Rights.”
Material U.S. Federal Income Tax Consequences of the Mergers
Based on certain representations, covenants and assumptions (described in the section titled “The Merger Agreement”), all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, the integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Helix and Hornbeck intend to report the integrated mergers consistent with such qualification. The obligation of Hornbeck to complete the integrated mergers is conditioned upon the receipt of an opinion from Kirkland, counsel to Hornbeck, in form and substance reasonably satisfactory to Hornbeck, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. This opinion is not binding on the IRS or the courts and Helix and Hornbeck have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers”) generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Hornbeck common stock for shares of Converted Helix Common Stock pursuant to the first merger, except with respect to cash proceeds received from the sale of fractional shares of Converted Helix Common Stock. If the integrated mergers do not qualify as a “reorganization,” the integrated mergers generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Converted Helix Common Stock it receives in the first merger plus the amount of any cash proceeds received from the sale of fractional shares of Converted Helix Common Stock and (ii) such holder’s adjusted tax basis in its shares of Hornbeck common stock exchanged in the first merger.
The U.S. federal income tax consequences described above may not apply to all holders of Hornbeck common stock. Each Hornbeck stockholder should read “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Tax matters can be complicated and the tax consequences of the integrated mergers to a Hornbeck stockholder will depend on its particular tax situation. Each Hornbeck stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.
Accounting Treatment of the Mergers
Helix prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination and as a reverse acquisition pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Hornbeck, the legal acquiree, is determined to be the accounting acquirer of Helix. Under the reverse acquisition method of accounting, the assets and liabilities of Helix as of the closing date will be consolidated by Hornbeck at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Helix’s net assets will be recognized as goodwill or gain on bargain purchase, respectively.

Regulatory Approvals
Antitrust Clearance
To complete the mergers, Helix and Hornbeck must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities in accordance with applicable antitrust and foreign investment laws. The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act, and the rules and regulations promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. Helix and Hornbeck each filed an HSR Act notification with the FTC and the DOJ on May 20, 2026. The parties requested early termination of the applicable waiting period under the HSR Act upon filing, and the FTC granted such request effective as of June 11, 2026.
Helix and Hornbeck derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including Brazil, Poland and the United Kingdom. Filings were submitted with the Brazilian Administrative Council for Economic Defense on May 20, 2026, with the Polish Office of Competition and Consumer Protection on May 20, 2026 and with the United Kingdom’s Investment Security Unit on May 20, 2026, in order to obtain necessary approvals from such authorities. On May 28, 2026, the Polish Office of Competition and Consumer Protection indicated that it has closed its review of the transaction and did not intend to review. On June 11, 2026, the Brazilian Administrative Council for Economic Defense unconditionally approved the transaction, subject to a 15-day waiting period during which the mergers cannot close, which waiting period expired on June 26, 2026. On July 9, 2026, the United Kingdom’s Investment Security Unit indicated that it had closed its review and determined that no further action would be taken with respect to the transaction.
Although Helix and Hornbeck have obtained all of the regulatory approvals described above as of July 9, 2026, Helix and Hornbeck cannot assure you of the absence of any litigation challenging such approvals. At any time before or after consummation of the mergers, and notwithstanding that the FTC granted the parties’ request for early termination of the applicable waiting period under the HSR Act effective June 11, 2026, any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Helix or Hornbeck or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.
Helix and Hornbeck are not currently aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Securities and Exchange Commission
Helix has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Converted Helix Common Stock issuable upon the effective time, other than such shares of Converted Helix Common Stock being issued to or underlying assumed Jones Act Warrants and assumed Creditor Warrants of certain consenting holders, will be registered with the SEC.
New York Stock Exchange
In addition, the completion of the mergers is subject to approval for listing on the NYSE of the shares of Converted Helix Common Stock to be issued to Hornbeck stockholders and other securityholders in the mergers, subject to official notice of issuance.
Litigation Relating to the Mergers
As of July 30, 2026, Helix and the Helix Board have received four demand letters (the “demand letters”) from purported Helix shareholders alleging disclosure deficiencies in the preliminary proxy statement/prospectus filed by Helix with the SEC on June 4, 2026. The demand letters demand that Helix and the Helix Board issue certain corrective or supplemental disclosures. Helix believes that the disclosures set forth in the preliminary proxy statement/prospectus comply with applicable law and that the allegations asserted in the demand letters are without merit.

As of July 30, 2026, Helix is not aware of the filing of lawsuits challenging the mergers or the preliminary proxy statement/prospectus; however, such lawsuits or additional demand letters relating to the mergers or the preliminary proxy statement/prospectus may be filed or received in the future. If lawsuits are filed or additional similar demand letters are sent, absent new or different allegations that are material, Helix will not necessarily disclose such filings or additional demand letters.
Treatment of Equity Awards and Warrants
The merger agreement provides for the treatment set forth below with respect to the Hornbeck equity awards and warrants and Helix equity awards:
Hornbeck Performance Restricted Stock Unit Awards: Each Hornbeck performance restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award (with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio.
Hornbeck Restricted Stock Unit Awards: Each Hornbeck restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award and (b) the exchange ratio. For non-employee directors of Hornbeck, all or a portion of such amount may be settled in cash in accordance with the applicable award agreement.
Hornbeck Stock Options: Each Hornbeck stock option award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be fully vested and assumed by the combined company and converted into an option to purchase a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award immediately prior to the effective time (to the extent applicable, with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Hornbeck common stock of such award, divided by (2) the exchange ratio.
Hornbeck Creditor Warrants: Each Creditor Warrant that is outstanding immediately prior to the effective time will, except as otherwise set forth in Amendment No. 2 to the Creditor Warrant Agreement, be converted into the right to receive a number of shares of Converted Helix Common Stock (or, in accordance with applicable Jones Act restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants to acquire such Converted Helix Common Stock) equal to the quotient of (x) the product of (a) the number of shares of Hornbeck common stock subject to such Creditor Warrant immediately prior to the effective time multiplied by the exchange ratio and (b) (i) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers minus (ii) the exercise price per share of Hornbeck common stock issuable upon exercise of such Creditor Warrant immediately prior to the effective time divided by the exchange ratio and (y) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers; provided that, if such formula would result in a number of shares of Converted Helix Common Stock equal to or less than zero, then no Creditor Warrant will be converted as of immediately prior to the effective time without the prior written consent of the holder thereof.
Hornbeck Jones Act Warrants: Each Jones Act Warrant that is outstanding immediately prior to the effective time will be assumed by the combined company and, subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock equal to the product of (a) the number of shares of Hornbeck common stock subject to such assumed Jones Act Warrant immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock equal to the exercise price per share of Hornbeck common stock issuable upon exercise of such Jones Act Warrant immediately prior to the effective time.
Helix Equity Awards: Each Helix restricted stock award granted to a non-employee director of Helix that is outstanding immediately prior to the effective time will, at the effective time, be in respect of Converted Helix Common

Stock and be fully vested. Each Helix performance share unit award, and Helix restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share for each performance share unit award, and rounded down to the nearest whole share for each restricted stock unit award) equal to the number of shares of Helix common stock subject to such award (for each performance share unit award, with the number of such shares deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time). In the case of the Helix performance share unit awards and restricted stock unit awards, the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash in an amount equal to the number of units subject to each such award multiplied by the closing price of a share of Helix common stock on the NYSE on the trading day immediately prior to the closing date.
For additional information regarding the treatment of Helix equity awards and Hornbeck equity awards and warrants, please see the section of this proxy statement/prospectus titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
Listing of Converted Helix Common Stock
It is a condition to the consummation of the mergers that the shares of Converted Helix Common Stock issuable to Hornbeck stockholders and other securityholders in connection with the mergers be approved for listing on the NYSE, subject to official notice of issuance. Following the completion of the mergers, it is expected that Converted Helix Common Stock will trade on the NYSE under the combined company’s new name, “Hornbeck Offshore Services, Inc.,” and under the new ticker symbol, “HOS.”
No Solicitation of Acquisition Proposals
Subject to certain exceptions, each of Helix and Hornbeck has agreed that it will not, and will cause its subsidiaries and its and its subsidiaries’ officers and directors not to, and will use its reasonable best efforts to cause its and its subsidiaries’ employees, financial advisors, attorneys, accountants and other advisors, agents or representatives (collectively, “representatives”) not to, directly or indirectly:
•
initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal (as defined herein);

•
engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate with any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to refer the inquiring person to the terms of the merger agreement that prohibit such discussions or negotiations and to limit its conversation or other communication exclusively to such referral);

•
provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal;

•
otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

•
waive or release any person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract, provided that if Helix (acting at the direction of the Helix Board) as applicable, determines in good faith after consultation with its outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, then Helix may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an acquisition proposal; or

•
resolve, agree or publicly propose to, or permit the relevant party, any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the actions referred to above.

For a more detailed discussion of the ability of Helix and Hornbeck to consider other proposals, please see the section of this proxy statement/prospectus titled “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals.”

Conditions to the Completion of the Mergers
Each party’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•
receipt of the Requisite Hornbeck Approval, which Requisite Hornbeck Approval was delivered by written consent in accordance with Section 228 of the DGCL shortly following the execution and delivery of the merger agreement;

•	receipt of the Requisite Helix Vote;
•	the shares of Converted Helix Common Stock issuable in accordance with the merger agreement being approved for listing on the NYSE, subject to official notice of the issuance;
•
expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers, all consents, and all expiration of waiting periods, required under the applicable antitrust laws and foreign investment laws of certain other applicable jurisdictions and no written agreement being in effect with any governmental entity not to consummate the mergers;

•	no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers; and
•
the Helix registration statement on Form S-4, of which this proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of such registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC (unless withdrawn).

Helix’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•	the accuracy of the representations and warranties of Hornbeck as follows:
•
the representations and warranties of Hornbeck regarding organization, good standing and qualification, corporate authority and approval, absence of certain changes, certain representations and warranties relating to the Jones Act, certain aspects of its capital structure, the recommendation of the mergers, brokers and finders, voting requirements and certain representations and warranties relating to takeover statutes and rights plans must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•
the representation of Hornbeck regarding certain other aspects of its capital structure must have been true and correct in all material respects or all but de minimis respects, as applicable, as of the date of the merger agreement and must be so true and correct as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time); and

•
each other representation and warranty of Hornbeck set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Hornbeck;

•	Hornbeck’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing;
•	the absence of a Material Adverse Effect with respect to Hornbeck; and

•
the receipt by Helix of a certificate of the chief executive officer or chief financial officer of Hornbeck certifying that the conditions in the immediately preceding bullets with respect to representations and warranties, performance of obligations and absence of a material adverse effect with respect to Hornbeck have been satisfied.

Hornbeck’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•	the accuracy of the representations and warranties of Helix as follows:
•
the representations and warranties of Helix regarding organization, good standing and qualification, corporate authority and approval, absence of certain changes, certain representations and warranties relating to the Jones Act, certain aspects of its capital structure, the recommendation and fairness of the mergers, voting requirements, the authority of LLC Sub and Parent Sub, brokers and finders and certain representations and warranties relating to takeover statutes and rights plans and certain Helix actions must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•
the representation of Helix regarding certain other aspects of its capital structure must have been true and correct in all material respects or all but de minimis respects, as applicable, as of the date of the merger agreement and must be so true and correct as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time); and

•
each other representation and warranty of Helix set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Helix;

•	Helix’s, Parent Sub’s and LLC Sub’s performance of, in all material respects, their obligations under the merger agreement required to be performed at or prior to the closing;
•	Helix having taken the actions necessary regarding governance matters as provided in the merger agreement effective as of the effective time;
•
the receipt by Hornbeck of a written opinion from Hornbeck’s outside legal counsel (or if Hornbeck’s outside legal counsel is unable to deliver such opinion, Helix’s outside legal counsel), dated as of the closing date, to the effect that the mergers, taken together, will qualify for the Intended Tax Treatment, which opinion will be subject to customary exceptions, assumptions and qualifications;

•	the absence of a material adverse effect with respect to Helix;
•
the receipt by Hornbeck of a certificate of the chief executive officer or chief financial officer of Helix certifying that the conditions in the immediately preceding bullets with respect to representations and warranties, performance of obligations, actions in respect of governance matters, written tax opinion and the absence of a material adverse effect with respect to Helix have been satisfied;

•	execution of the Jones Act Warrant Agreement, in the form attached to the merger agreement;
•
the consummation of the Conversion of Helix to a Delaware corporation in accordance with the plan of conversion, including by filing the certificate of incorporation of the combined company with the Secretary of State of the State of Delaware and adopting the bylaws of the combined company; and

•	Helix having delivered the Helix ABL credit agreement payoff letters to Hornbeck.

As further discussed under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” consummation of the mergers is subject to a number of risks and uncertainties, many of which are beyond the control of both Helix and Hornbeck. Accordingly, neither Helix nor Hornbeck can assure you whether, or when, the conditions to the mergers will be satisfied or waived or that the mergers will be completed.
Termination of the Merger Agreement
The merger agreement may be terminated prior to the effective time by mutual written consent of Helix and Hornbeck.
In addition, either Helix or Hornbeck may terminate the merger agreement prior to the effective time if:
•
the closing have not been completed by 5:00 p.m. (Eastern time) on December 31, 2026, which date will be automatically extended to no later than June 29, 2027 (as applicable, the “outside date”), if the conditions to closing other than those described in the fourth or fifth bullet pertaining to antitrust or foreign direct investment approvals and the absence of stop orders (solely to the extent relating to any antitrust law or foreign investment law) above in “—Conditions to the Completion of the Mergers” have been satisfied or are capable of being satisfied at that time (or to the extent permitted by applicable law, have been waived), although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date and such action or failure to act constitutes a material breach of the merger agreement by such party, which event is referred to as an “outside date termination event” and such termination is referred to as an “outside date termination”;

•
a governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the mergers has become final and non-appealable, although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date and such action or failure to act constitute a material breach of the merger agreement by such party, which event is referred to as a “regulatory restraint termination event”; or

•
the Requisite Hornbeck Approval has not been obtained by 11:59 p.m. (Eastern Time) on the first business day following the date of the merger agreement (the “Consent Time”) or the special meeting has been duly convened at which a vote on the required merger proposals and the other shareholder proposals set forth in this proxy statement/prospectus was taken and concluded and the Requisite Helix Vote has not been obtained, although such right to terminate will not be available to the terminating party where the failure to obtain the Requisite Hornbeck Approval or Requisite Helix Vote, as applicable, was caused by the action or failure to act of such party and such action or failure constitutes a material breach of the merger agreement by such party and the right of either party to terminate will not be available following the time that the Requisite Hornbeck Approval has been obtained (regardless of whether the Requisite Hornbeck Approval has been obtained before or after the Consent Time) (such termination, as applicable, a “Helix no vote termination” or “Hornbeck no vote termination”).

In addition, Helix may terminate the merger agreement prior to the effective time:
•
at any time prior to the effective time, if Hornbeck has breached any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) such that the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (a “terminable breach”) (and such breach is not cured by the earlier of 30 days of receipt by Hornbeck of written notice of such breach by Helix and three business days prior to the Outside Date), except that this right to terminate the merger agreement is not available if Helix is then in terminable breach of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•
at any time prior to the effective time, if there has been a material breach by Hornbeck of its non-solicitation covenant in a manner that materially impedes, interferes with or prevents the consummation of the transaction on or before the outside date.

In addition, Hornbeck may terminate the merger agreement prior to the effective time:
•
prior to, but not after, the receipt of the Requisite Helix Vote, if the Helix Board has made a change of recommendation (whether or not such change or recommendation is permitted by the merger agreement);

•
if at any time prior to the effective time, Helix, Parent Sub or LLC Sub has breached any of its respective representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) (and such breach is not cured by the earlier of 30 days of receipt by Helix of written notice of such breach by Hornbeck and three business days prior to the Outside Date), except that this right to terminate the merger agreement is not available if Hornbeck is then in terminable breach any material respect any of its representations, warranties, covenants or agreements set forth in the merger agreement;

•
if at any time prior to the effective time, there has been a material breach by Helix of its non-solicitation covenant in a manner that materially impedes, interferes with or prevents the consummation of the transaction on or before the outside date; or

•
if at any time prior to the effective time, without the prior written consent of Hornbeck, Helix or its subsidiaries undertakes, or announces any intention to undertake, any of the following actions, subject to certain exceptions: (A) declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary) or modifies in any material respect its dividend policy; (B) reclassifying, splitting, combining, subdividing or redeeming, purchasing (through Helix’s share repurchase program or otherwise) or otherwise acquiring, directly or indirectly, any of Helix’s or its subsidiaries’ capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to: (x) the capital stock or other equity interests of a direct or indirect wholly owned subsidiary of Helix; or (y) the acquisition of shares of Helix common stock in order to pay the exercise price or taxes in connection with the exercise, vesting or settlement of Helix equity awards outstanding as of the signing date or granted in accordance with the merger agreement, pursuant to the terms of the Helix stock plans and the applicable award agreement, in the ordinary course; (C) creating, incurring or assuming any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee or otherwise become liable for any such indebtedness, in each case, following the date of the merger agreement, except for (x) indebtedness incurred in an aggregate principal amount outstanding at any time not to exceed $10 million (together with any interest, fees or similar amounts accrued with respect to indebtedness under the Helix ABL credit agreement) and (y) indebtedness incurred pursuant to letters of credit issued under the Helix ABL credit agreement which do not, in the aggregate, exceed a face amount of $10 million at any time outstanding (such termination, as applicable, a “Helix undertaking termination”).

Termination Fees and Expense Reimbursement
Termination Fees Payable by Helix
Helix will be required to pay to Hornbeck a termination fee of $40.5 million if the merger agreement is terminated:
•	by either party pursuant to an outside date termination or a Helix no vote termination, or by Hornbeck pursuant to a Helix terminable breach, and, in either case:
•
a bona fide acquisition proposal with respect to Helix has been publicly announced or otherwise received by the Helix Board after the date of the merger agreement and prior to the Helix shareholder meeting (in the case of a Helix no vote termination) or the date of termination (in the case of an outside date termination or Helix terminable breach); and

•
within twelve months after such termination, (i) Helix or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Helix or (ii) there has been consummated any acquisition proposal with respect to Helix (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by Hornbeck following a material breach by Helix of its non-solicitation obligations under the merger agreement or a change of recommendation by Helix;
•
by either Helix or Hornbeck pursuant to a Helix no vote termination (and, at the time of such termination, Hornbeck had the right to terminate the merger agreement as a result of a change of recommendation by Helix); or

•	by Hornbeck pursuant to a Helix undertaking termination.

Termination Fees Payable by Hornbeck
Hornbeck will be required to pay to Helix a termination fee of $49.5 million if the merger agreement is terminated:
•	by either party pursuant to an outside date termination or a Hornbeck no vote termination, or by Helix pursuant to a Hornbeck terminable breach, and, in either case:
•
a bona fide acquisition proposal with respect to Hornbeck has been publicly announced or otherwise received by the Hornbeck Board after the date of the merger agreement and prior to the Consent Time (in the case of a Hornbeck no vote termination) or the date of termination (in the case of an outside date termination or Hornbeck terminable breach); and

•
within twelve months after such termination, (i) Hornbeck or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Hornbeck or (ii) there has been consummated any acquisition proposal with respect to Hornbeck (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”); or

•	by Helix following a material breach by Hornbeck of its non-solicitation obligations under the merger agreement.
Expense Reimbursement
If the merger agreement is terminated by (i) either Helix or Hornbeck pursuant to a Hornbeck no vote termination, then promptly, but in no event later than, in the case of such termination by Helix, four business days or, in the case of such termination by Hornbeck, one business day after the date of such termination, Hornbeck will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and shareholders’ meetings and consents of Helix up to a maximum amount equal to $16.5 million, to Helix or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee payable to Helix (or its designee) pursuant to the terms of the merger agreement).
If the merger agreement is terminated by (i) either Helix or Hornbeck pursuant to a Helix no vote termination, then promptly, but in no event later than, in the case of such termination by Hornbeck, four business days or, in the case of such termination by Helix, one business day after the date of such termination, Helix will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents of Hornbeck up to a maximum amount equal to $13.5 million, to Hornbeck or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee payable to Hornbeck (or its designee) pursuant to the terms of the merger agreement).
Specific Performance
In addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security or proof of damages. For additional information on the ability of each party to seek specific performance of the terms and provisions of the merger agreement, see the section of this proxy statement/prospectus titled “The Merger Agreement—Specific Performance.”
Closing and Effective Time of the Mergers
Unless Helix and Hornbeck otherwise agree in writing, the closing of the mergers will take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied by actions taken at the closing, but subject to such conditions being satisfied at the closing or, to the extent permissible, waived in advance) is satisfied or (to the extent permissible) waived in accordance with the merger agreement.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the DGCL and the DLLCA, as applicable, as soon as practicable on the closing date, (a) Helix will effect the Conversion in accordance with the plan of conversion, and thereafter shall continue as a Delaware corporation governed by the certificate of incorporation of the combined company and the bylaws of the combined company and (b) immediately following the Conversion, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, which will be effective one minute after the effectiveness of the first merger.
Helix and Hornbeck are working to complete the merger prior to the outside date of December 31, 2026 (subject to extension in certain circumstances to June 29, 2027 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all. Please see the section of this proxy statement/prospectus titled “The Merger Agreement—Conditions to the Completion of the Mergers.”
Comparison of Stockholders’ Rights
Helix shareholders whose Helix common stock will be converted to Converted Helix Common Stock, and Hornbeck securityholders receiving Converted Helix Common Stock in the first mergers will have different rights once they become stockholders of the combined company due to differences between the governing documents of Helix, Hornbeck and the combined company. The differences between the current rights of Hornbeck stockholders, the current rights of Helix shareholders and the rights of the combined company’s stockholders under the combined company’s certificate of incorporation and bylaws upon completion of the mergers are described in more detail in the section of this proxy statement/prospectus titled “Comparison of Stockholders’ Rights.”
Recent Developments
Alliance Disposal
On May 1, 2026, Helix Alliance Decom, LLC, a Delaware limited liability company and wholly owned subsidiary of Helix (“Seller”), entered into an equity purchase agreement (the “Equity Purchase Agreement”) with C-Dive, L.L.C., a Louisiana limited liability company (“Purchaser”), and completed the sale of all the equity interests of the Alliance group of companies, Helix’s U.S. GoA-focused Shallow Water Abandonment business (collectively “Alliance”), to Purchaser for cash consideration of $107.5 million, subject to customary post-closing adjustments (the “Alliance Disposal”). Helix was a party to the Equity Purchase Agreement solely for purposes of Sections 6.09(c)(iv) (restrictive covenants) and Section 6.15 (guarantee of Seller’s obligations) under the Equity Purchase Agreement.
The Equity Purchase Agreement contains certain customary representations and warranties of Seller. The Equity Purchase Agreement also contains customary covenants and agreements. Purchaser will be able to make claims for losses arising out of breaches of the representations and warranties of Seller against a representations and warranties insurance policy (the “R&W Insurance Policy”) obtained by Purchaser and against Seller with respect to claims for losses arising out of breaches of certain fundamental representations and warranties (after such time, if any, as the R&W Insurance Policy limit has been reached), tax covenant claims and other customary indemnification matters specifically set forth in the Equity Purchase Agreement, in each case, subject to the terms and limitations set forth in the Equity Purchaser Agreement.
Risk Factors
The transactions contemplated by the merger agreement, including the mergers, involve risks. In considering the mergers, including whether to vote for the required merger proposals and the optional vote matters, you should carefully consider the information about these risks set forth under the section of this proxy statement/prospectus titled “Risk Factors,” a summary of which is set forth below, together with the other information included or incorporated by reference in this proxy statement/prospectus.
Risks Relating to the Mergers
•
Because the market price of Helix common stock will fluctuate, Hornbeck stockholders cannot be sure of the value of the shares of Converted Helix Common Stock they will receive in connection with the mergers. The exchange ratio will not be adjusted in the event of any change in the market price of Helix common stock.

•	Helix shareholders and Hornbeck stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.
•
Helix and Hornbeck must obtain certain regulatory approvals and clearances to consummate the mergers, which, if challenged, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

•
The mergers are subject to a number of conditions to the obligations of both Helix and Hornbeck to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

•	If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Hornbeck stockholders may be required to pay substantial taxes.
•	Hornbeck’s ability to utilize its historic U.S. net operating loss carryforwards may be impacted as a result of the completion of the mergers.
•	The merger agreement subjects Helix and Hornbeck to restrictions on their respective business activities prior to the effective time.
•	Directors and executive officers of Helix have interests in the mergers that may be different from, or in addition to, the interests of Helix shareholders generally.
•
The merger agreement limits Helix’s and Hornbeck’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Helix or Hornbeck to pay the other party a termination fee.

•	The financial forecasts are based on various assumptions that may not be realized.
•	The shares of common stock of the combined company will have different rights from shares of Helix common stock prior to the Conversion and shares of Hornbeck common stock.
Risks Relating to the Combined Company
•	The combined company may be unable to integrate the businesses of Helix and Hornbeck successfully or realize the anticipated benefit of the mergers.
•
The market price of the combined company’s common stock may be volatile and may be depressed by the perception that former Hornbeck securityholders may sell the shares of common stock they will acquire at closing and for other reasons which may or may not be related to the mergers. Holders of the combined company’s common stock could lose a significant portion of their investment due to drops in the market price of the combined company’s common stock following completion of the mergers.

•	The combined company’s common stock will be subject to restrictions on foreign ownership and possible required divestiture by non-U.S. citizen stockholders.
•	Certain of the stockholders of the combined company will have the ability to exercise significant influence over certain corporate actions following completion of the mergers.
Other Risks Relating to Hornbeck
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Hornbeck derives substantial revenues from companies in the oil and natural gas exploration and production industry, which is a historically cyclical industry with levels of activity that are directly affected by the levels and volatility of oil and natural gas prices.

•	Hornbeck must continue to comply with the Jones Act’s citizenship requirements.
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Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the U.S. or foreign countries may reduce demand for Hornbeck’s services and products and have a material adverse effect on Hornbeck’s business, financial condition or results of operations.

•	The early termination of or inability to renew contracts for Hornbeck’s vessels could have an adverse effect on Hornbeck’s operations.

•
Uncertainty surrounding potential legal, regulatory and policy changes, as well as the potential for general market volatility and regulatory uncertainty, may have a material adverse effect on Hornbeck’s results of operations, cash flows and financial position.

•	Hornbeck’s operations in international markets and shipyard activities in foreign shipyards subjects Hornbeck to risks inherent in conducting business internationally.
Risks Relating to Legal, Regulatory, Accounting and Tax Matters
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Hornbeck does not own the Hornbeck Brands, but may use the Hornbeck Brands pursuant to the terms of a license granted by HFR, and its business may be materially harmed if Hornbeck breaches its license agreement or it is terminated.

•	Changes in tax laws could adversely affect Hornbeck’s business, financial condition and results of operations.
•
Hornbeck is regularly confronted with administrative actions taken by Mexican authorities that require a high degree of effort and can be costly to challenge. Not prevailing in certain pending or any potential future disputes with Mexican administrative authorities could have a material adverse impact on Hornbeck’s operations and strategic efforts in Mexico and/or its business financial position and results of operations.

•
Hornbeck is subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on Hornbeck’s business, financial condition and results of operations.

Risks Relating to Hornbeck’s Indebtedness
•	Hornbeck’s indebtedness could materially adversely affect its financial condition.
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The terms of the First Lien Credit Agreement and the Second Lien Credit Agreement restrict Hornbeck’s current and future operations, including Hornbeck’s ability to respond to changes or to take certain actions.

MARKET PRICE INFORMATION
Helix’s common stock is currently listed on the NYSE under the symbol “HLX.”
The high and low trading prices for Helix common stock as of April 22, 2026, the last full trading day prior to the public announcement of the mergers, were $9.74 and $9.41, respectively. The closing price for Helix common stock on July 29, 2026, the last practicable trading day before the date of this proxy statement/prospectus, was $9.07 per share. Hornbeck is a private company, and its common stock is not publicly traded.
As of July 27, 2026, the record date for the Helix special meeting, there were 147,382,447 shares of Helix common stock issued and outstanding. As of the record date for the Helix special meeting, there were approximately 272 registered holders of record of Helix common stock. As of July 27, 2026, there were approximately 147 holders of record of Hornbeck common stock. For detailed information regarding the beneficial ownership of certain Helix shareholders and Hornbeck stockholders, see the sections of this proxy statement/prospectus titled “Principal Shareholders of Helix” and “Principal Stockholders of Hornbeck.”
Assuming Helix shareholders approve the required merger proposals, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA. Following the completion of the mergers, it is expected that Converted Helix Common Stock will trade on the NYSE under the combined company’s new name, “Hornbeck Offshore Services, Inc.,” and under the new ticker symbol, “HOS.” See the section of this proxy statement/prospectus titled “The Mergers—Listing of Converted Helix Common Stock” for additional information.
Because the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of Helix common stock between the date of the merger agreement and the time at which shares of Converted Helix Common Stock are issued to Hornbeck stockholders and other securityholders in connection with the mergers, the market value of Converted Helix Common Stock that Hornbeck stockholders and other securityholders will have the right to receive on the date the mergers are completed may vary significantly from the market value of the Helix common stock that Hornbeck stockholders and other securityholders would receive if the mergers were completed on the date of this proxy statement/prospectus. As a result, you are encouraged to obtain current market quotations for Helix common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Helix common stock and Converted Helix Common Stock before or after the effective date of the mergers, respectively. Please see the sections of this proxy statement/prospectus titled “Risk Factors” and “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the federal securities laws that are not limited to historical facts but reflect Helix’s and/or Hornbeck’s current beliefs, expectations or intentions regarding future events. All statements in this proxy statement/prospectus and the documents incorporated by reference herein that are not statements of present or historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.
These forward-looking statements include, without limitation, statements regarding: Helix’s and/or Hornbeck’s expectations, hopes, beliefs, intentions, strategies or objectives with respect to the completion of the proposed mergers and other transactions contemplated by the merger agreement, including the Conversion, described in this proxy statement/prospectus, including the ability to consummate such transactions on the anticipated terms and timing, or at all; the ability to obtain required approvals, including Helix shareholder approval, and Helix’s and/or Hornbeck’s ability to satisfy other conditions precedent to the mergers; regulatory, antitrust and maritime approvals and clearances and any conditions, limitations or remedies that may be imposed with respect to those approvals; the approval for listing on the NYSE of Converted Helix Common Stock to be issued in the mergers, including Helix shareholder approval of the share issuance proposal in accordance with the rules of the NYSE; the anticipated benefits of the mergers (including the expected synergies, cost savings, operational efficiencies, growth opportunities and accretion, costs or other anticipated financial impacts thereof) and the timing of realizing such benefits; the combined company’s expectations, strategies, plans, objectives and intentions with respect to future operations and services; future financial and operating results of the combined company; integration planning and execution (including expected costs and challenges); industry conditions, offshore energy demand, commodity price environments, utilization and backlog; the timing of completion of the mergers; and any other statements about events or developments that Helix or Hornbeck expects or anticipates will or may occur in the future.
Although Helix and Hornbeck believe the expectations reflected in such forward-looking statements are reasonable, such expectations may not occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined company to differ materially from any future results expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to those set forth in the section titled “Risk Factors” included in this proxy statement/prospectus, as well as risks and uncertainties relating to:
•	the receipt of approval from Helix shareholders with respect to the required merger proposals, as well as with respect to the optional vote matters;
•	the time required to complete the mergers, and the risk that the mergers are not completed on the anticipated timeline or at all;
•	uncertainty as to whether the conditions precedent to closing the mergers will be satisfied or whether the mergers will be completed;
•	certain restrictions during the pendency of the mergers that may impact Helix’s or Hornbeck’s respective abilities to pursue certain business opportunities or strategic transactions;
•
the risk of delays in or Helix’s and/or Hornbeck’s inability to obtain regulatory, antitrust or maritime approvals or clearances that may be required (including approvals under the Jones Act) or the risk that such approvals may be obtained subject to conditions or other limitations that Helix and/or Hornbeck have not anticipated;

•
the occurrence of any event, change or other circumstances that could give rise to termination of the merger agreement (which, in certain specified circumstances, may require the payment by Helix or Hornbeck of a termination fee and expense reimbursement);

•	uncertainty as to whether merger-related litigation, including any appraisal or other stockholder actions, will occur and, if so, the results of any litigation, settlements and investigations;
•	disruption to Helix’s or Hornbeck’s current plans and operations as a result of the announcement and pendency of the mergers;

•	diversion of management time and attention to merger-related matters and away from ordinary course business activities;
•	the prompt and effective integration of Helix’s and Hornbeck’s businesses without unexpected cost or delay;
•
the ultimate timing, outcome and results of integrating the operations of Helix and Hornbeck, including difficulties and delays relating to such integration and/or delays in realizing anticipated synergies, cost savings and other expected benefits of the mergers, if at all;

•
the total transaction and integration costs that will be required to complete the mergers and to integrate the businesses and operations of Helix and Hornbeck, and the risks that such costs may be greater than anticipated;

•	expected benefits from the mergers and the ability of the combined company to realize those benefits;
•	effects of the mergers on the combined company’s future financial condition, results of operations, strategy and plans;
•
potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the mergers, including loss of customers, suppliers or business partners, and the risk of employee-management issues or the loss of key personnel;

•	actions by governments, regulatory authorities, customers, suppliers and partners;
•
operating hazards and delays, including delays in delivery, chartering or customer acceptance of assets or services and the terms and timing of such acceptance, and the ability to realize current backlog;

•	uncertainties inherent to current global political and economic conditions, and Helix’s and Hornbeck’s inability to project future developments related thereto;
•	changes in market conditions and competitive dynamics in the offshore energy industry;
•	geologic risks, and volatility and fluctuations in oil and gas prices and related activity levels;
•	inflation, interest rate, foreign exchange and macroeconomic volatility;
•	supply-chain constraints and availability and cost of equipment, vessels and labor;
•	health, safety, environmental and other regulations and compliance costs;
•	cybersecurity risks;
•	adverse market or price reactions, including to Helix’s common stock, if the mergers are not consummated;
•	unknown or contingent liabilities and unexpected costs, charges or expenses arising from or related to the mergers;
•	the risk that expected deleveraging, capital structure or credit rating outcomes are not achieved on the expected timeline or at all;
•	the risks relating to Helix’s, Hornbeck’s and the combined company’s operating results and businesses generally; and
•	other financial, operational and legal risks and uncertainties detailed from time to time in Helix’s SEC filings.
Helix and Hornbeck caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Helix’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K, merger-related communications filed by Helix pursuant to Rule 425 under the Securities Act and other SEC filings, as well as in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus. All forward-looking statements included in this proxy statement/prospectus speak only as of the date such forward-looking statements are made and, other than as required by law, neither Helix nor Hornbeck undertakes any obligation to update publicly or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements. All subsequent written and oral forward-looking statements concerning Helix, Hornbeck, the mergers or other matters and attributable to Helix, Hornbeck or any person acting on Helix’s or Hornbeck’s behalf are expressly qualified in their entirety by the cautionary statements above.

RISK FACTORS
In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with Helix and its business. These risks can be found in Helix’s Annual Report on Form 10-K for the year ended December 31, 2025, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this proxy statement/prospectus in the documents incorporated by reference could have a material adverse effect on Helix’s, Hornbeck’s or the combined company’s businesses, financial condition, cash flows and results of operations.
Risks Relating to the Transactions, Including the Mergers
Because the market price of Helix common stock will fluctuate, Hornbeck stockholders cannot be sure of the value of the shares of Converted Helix Common Stock they will receive in connection with the mergers. The exchange ratio will not be adjusted in the event of any change in the market price of Helix common stock.
Each eligible share of Hornbeck common stock (other than excluded shares or dissenting shares, but including shares underlying converted Creditor Warrants (subject to Jones Act restrictions) and shares underlying outstanding Hornbeck restricted stock unit awards and performance restricted stock unit awards) will be converted automatically into the right to receive 10.27167 shares of Converted Helix Common Stock in the first merger, with cash paid in lieu of the issuance of any fractional shares. The exchange ratio will not be adjusted for changes in the market price of Helix common stock between the date of the merger agreement and the completion of the mergers. No fractional shares of Converted Helix Common Stock will be issued; cash will be paid in lieu of fractional shares based on the average daily volume-weighted average price of Converted Helix Common Stock on the NYSE over the 10-day trading period ending on the second full trading day immediately prior to the closing of the transactions contemplated by the merger agreement. Changes in the price of Helix common stock prior to the mergers will affect the value of Converted Helix Common Stock that Hornbeck stockholders will receive on the date of the mergers. Stock price changes may result from a variety of factors (many of which are out of Helix’s and Hornbeck’s control), including the following:
•	changes in the respective businesses, operations and prospects of Helix and Hornbeck;
•	changes in market assessments of the business, operations and prospects of Helix and Hornbeck;
•	investor behavior and strategies, including market assessments of the likelihood that the mergers will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the price of Helix common stock; and
•	legislation, governmental regulation and legal developments in the businesses in which Helix and Hornbeck operate.
The price of Helix common stock at the closing may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting. As a result, the value represented by the exchange ratio will also vary, and you will not know or be able to calculate at the time of the special meeting the market value of the merger consideration Hornbeck stockholders will receive upon completion of the mergers. For example, based on the closing price of Helix common stock on the NYSE during the period from April 22, 2026, the last trading day before public announcement of the mergers, through July 29, 2026, the latest practicable trading date before the date of this proxy statement/prospectus, the per share merger consideration represented a value ranging from a high of $10.47 to a low of $8.51 for each share of Helix common stock. Neither Helix nor Hornbeck is permitted to terminate the merger agreement solely because of changes in the market price or value of Helix’s common stock or the value of Hornbeck’s equity securities.
The market price for Converted Helix Common Stock following the closing may be affected by factors different from those that historically have affected or currently affect Helix common stock.
Upon completion of the first merger, Hornbeck stockholders will receive shares of Converted Helix Common Stock. Helix’s financial position at and after closing may differ from its financial position before the completion of the mergers, and the results of operations of the combined company may be affected by factors that are different from those currently affecting the results of operations of Helix and those currently affecting the results of operations of Hornbeck. Accordingly, the market price and performance of Converted Helix Common Stock is likely to be different from the performance of Helix common stock in the absence of the mergers. In addition, general fluctuations in trading activity and prices on the NYSE could have a material adverse effect on the market for, or liquidity of, Converted Helix Common Stock, regardless of Helix’s actual operating performance. For a discussion of the respective businesses of Hornbeck and Helix and important factors to consider in connection with those businesses, see “Hornbeck’s Business,” “Hornbeck Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “—Other Risks Relating to Hornbeck” elsewhere in this proxy statement/prospectus, and the documents incorporated by reference herein and referred to in “Where You Can Find More Information.”
Helix shareholders and Hornbeck stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.
Based on the number of issued and outstanding shares of Hornbeck common stock and the number of outstanding Creditor Warrants as of July 27, 2026, and the number of issued and outstanding Hornbeck equity awards currently estimated to be payable in shares of Converted Helix Common Stock in connection with the mergers, Helix anticipates issuing approximately 75.2 million shares of Converted Helix Common Stock to Hornbeck securityholders pursuant to the first merger. The actual number of shares of Converted Helix Common Stock to be issued pursuant to the first merger will be determined at the closing of the first merger based on the number of issued and outstanding shares of Hornbeck common stock, the number of outstanding Creditor Warrants and the number of issued and outstanding Hornbeck equity awards payable in shares of Converted Helix Common Stock in connection with the first merger. The issuance of these new shares could have the effect of depressing the market price of Converted Helix Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Helix’s earnings per share could cause the price of Converted Helix Common Stock to decline or increase at a reduced rate.
It is expected that Helix stockholders as of immediately prior to the first merger will own approximately 65%, and Hornbeck securityholders as of immediately prior to the first merger will own approximately 35%, of the issued and outstanding shares of Converted Helix Common Stock immediately after the completion of the mergers. As a result, Helix’s current shareholders and Hornbeck’s current securityholders will have less influence on the management and policies of the combined company than they currently have on the management and policies of Helix and Hornbeck, respectively.
Helix and Hornbeck must obtain certain regulatory approvals and clearances to consummate the mergers, which, if challenged, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.
The completion of the mergers is subject to antitrust review in the United States and approval under certain other antitrust and foreign investment laws. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. Helix and Hornbeck each filed an HSR Act notification with the FTC and the DOJ on May 20, 2026. The parties requested early termination of the waiting period under the HSR Act upon filing, and the FTC granted such request effective June 11, 2026.
Helix and Hornbeck derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including the United Kingdom, Brazil and Poland. Filings were submitted with the United Kingdom’s Investment Security Unit on May 20, 2026, with the Brazilian Administrative Council for Economic Defense on May 20, 2026 and with the Polish Office of Competition and Consumer Protection on May 20, 2026 in order to obtain their approvals. On May 28, 2026, the Polish Office of Competition and Consumer Protection indicated that it has closed its review of the transaction and did not intend to review. On June 11, 2026, the Brazilian Administrative Council for Economic Defense unconditionally approved the transaction, subject to a 15-day waiting period during which the mergers cannot close, which waiting period expired on June 26, 2026. On July 9, 2026, the United Kingdom’s Investment Security Unit indicated that it had closed its review and determined that no further action would be taken with respect to the transaction.
Although Helix and Hornbeck have obtained all of the regulatory approvals described above as of July 9, 2026, neither Helix nor Hornbeck can provide any assurance regarding the absence of any litigation challenging such approvals At any time before or after the completion of the mergers, and notwithstanding that the FTC granted the parties’ request for early termination of the applicable waiting period under the HSR Act effective June 11, 2026, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of Helix or Hornbeck. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.
Helix and Hornbeck are not currently aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
The mergers are subject to a number of conditions to the obligations of both Helix and Hornbeck to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.
The mergers are subject to a number of conditions beyond the control of Helix or Hornbeck that may prevent, delay or otherwise materially adversely affect its completion, including the receipt of the Requisite Helix Vote (as defined herein). Neither Helix nor Hornbeck can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Helix and Hornbeck have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the mergers as promptly as reasonably practicable, these and other conditions to the completion of the mergers may fail to be satisfied. In addition, satisfying the conditions to and completing the mergers may take longer, and could cost more, than Helix and Hornbeck expect. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the mergers for a significant period of time or prevent them from occurring. Any delay in completing the mergers may adversely affect the cost savings and other benefits that Helix and Hornbeck expect to achieve if the mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date. For additional information, please see “The Merger Agreement—Conditions to the Completion of the Mergers.”
If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Hornbeck stockholders may be required to pay substantial taxes.
Based on certain representations, covenants and assumptions (described in the section titled “The Merger Agreement”), all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, Hornbeck intends to seek a tax opinion from Kirkland that, for U.S. federal income tax purposes, the integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Helix and Hornbeck intend to report the integrated mergers consistent with such qualification. Hornbeck’s obligation to complete the integrated mergers is conditioned upon receipt of such tax opinion. Helix and Hornbeck have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the integrated mergers do not qualify as a reorganization, a U.S. holder of Hornbeck common stock would generally recognize taxable gain or loss upon the exchange of Hornbeck common stock for Converted Helix Common Stock and, in case of any gain recognition, may be required to pay substantial U.S. federal income taxes. Each Hornbeck stockholder should read “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Each Hornbeck stockholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income tax consequences of the Mergers to it.
Hornbeck’s ability to utilize its historic U.S. net operating loss carryforwards may be impacted as a result of the completion of the mergers.
As of December 31, 2025, Hornbeck had approximately $266.0 million of gross U.S. federal net operating losses (“NOLs”). Hornbeck’s U.S. federal NOLs were generated after 2017 and can be carried forward indefinitely.
Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock has increased their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Although Helix is the legal acquirer of Hornbeck in the integrated mergers, we expect that the historic securityholders of Hornbeck and holders of Jones Act Warrants will, on a fully diluted basis, be treated, for purposes of Section 382, as owning a majority of the outstanding Converted Helix Common Stock immediately after closing, and therefore there may not be an “ownership change” of Hornbeck solely as a result of the closing of the mergers (although it is possible that the mergers, together with prior “owner shifts” (as determined under Section 382) within the past three years, may lead to an “ownership change” of Hornbeck). If, contrary to our expectation, the historic stockholders of Hornbeck and holders of Jones Act Warrants are not treated, for purposes of Section 382, as owning a majority of the Converted Helix Common Stock immediately after closing, it is expected that there would be an “ownership change” of Hornbeck as a result of the closing of the mergers. In the event that an “ownership change” occurs with respect to Hornbeck, utilization of Hornbeck’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock outstanding at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.
If the closing of the integrated mergers causes an ownership change and Hornbeck’s historic NOLs are limited, the ability to utilize such available NOLs and other tax attributes to reduce future taxable income following this “ownership change” would depend on many factors, including our future income, which cannot be assured. Thus, an “ownership change” may delay or prevent utilization of these NOLs, increasing cash taxes payable in earlier years and materially reducing the present value of the NOLs.
Holders of Hornbeck common stock who perfect appraisal rights under Section 262 of the DGCL may be entitled to cash payment of fair value, which could result in material cash outflows from the combined company.
Pursuant to 262 of the DGCL, holders of Hornbeck common stock who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the procedural requirements of DGCL Section 262 may demand appraisal of the “fair value” of their shares as determined by the Delaware Court of Chancery. Such dissenting shares will not be converted into the merger consideration unless and until appraisal rights are lost or withdrawn. If holders of a meaningful number of shares of Hornbeck common stock perfect appraisal rights, the combined company could be required to make substantial cash payments and incur litigation costs, which could adversely affect the combined company’s liquidity, capital resources or results of operations.
Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Helix or Hornbeck, which could adversely affect the future business and operations of the combined company.
Helix and Hornbeck are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the mergers will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Helix or Hornbeck may experience uncertainty about their roles within the combined company following the mergers or other concerns regarding the timing and completion of the mergers or the operations of the combined company following the mergers, any of which may have an adverse effect on the ability of Helix or Hornbeck to retain or attract key management and other key personnel. In addition, the loss of key Helix or Hornbeck personnel could diminish the anticipated benefits of the mergers and the integration of the companies may be more difficult. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Helix and Hornbeck. No assurance can be given that the combined company will be able to retain or attract key management personnel and other key employees of Helix or Hornbeck to the same extent that Helix and Hornbeck have previously been able to retain or attract their own employees.
The business relationships of Helix and Hornbeck may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Helix or Hornbeck pending and following the mergers.
Parties with which Helix or Hornbeck do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with the combined company following the mergers. Helix’s and Hornbeck’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Helix or Hornbeck prior to or following the mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Helix or Hornbeck, regardless of whether the mergers are completed, as well as a material and adverse effect on Helix’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.
The merger agreement subjects Helix and Hornbeck to restrictions on their respective business activities prior to the effective time.
The merger agreement subjects Helix and Hornbeck to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Helix and Hornbeck to use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course, and the merger agreement obligates each of Helix and Hornbeck to use its commercially reasonable efforts to preserve intact its respective business organization, except as otherwise expressly contemplated by the merger agreement. These restrictions could prevent Helix and Hornbeck from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time” for additional details.
Directors and executive officers of Helix have interests in the mergers that may be different from, or in addition to, the interests of Helix shareholders generally.
In considering the recommendation of the Helix Board that Helix shareholders vote in favor of the required merger proposals, Helix shareholders should be aware of and take into account the fact that Helix directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Helix shareholders generally. These interests include, among others, severance rights or payments, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of outstanding equity awards. See “The Mergers—Interests of Helix’s Directors and Officers in the Mergers” for a more detailed description of these interests. The Helix Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Helix shareholders approve the required merger proposals and the non-binding compensation proposal.
The merger agreement limits Helix’s and Hornbeck’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Helix or Hornbeck to pay the other party a termination fee.
The merger agreement contains certain provisions that restrict each of Helix’s and Hornbeck’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal with respect to Helix or Hornbeck, as applicable, and Helix and Hornbeck have each agreed to certain terms and conditions relating to their ability to engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish to a third party any non-public information with respect to, or otherwise knowingly facilitate any effort or attempt to make, any acquisition proposal. Further, even if the Helix Board withholds, withdraws, amends, qualifies or modifies in any manner adverse to Hornbeck its recommendation with respect to the required merger proposals, unless the merger agreement has been terminated in accordance with its terms, Helix will still be required to submit the required merger proposals to a vote at the Helix special meeting. In addition, Hornbeck generally has an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Helix Board may withdraw, modify or qualify its recommendations. The merger agreement further provides that, under specified circumstances, including in the event that Helix or Hornbeck has entered into an alternative acquisition agreement with respect to a superior proposal, Helix may be required to pay Hornbeck a termination fee equal to $40,500,000 or Hornbeck may be required to pay Helix a termination fee equal to $49,500,000, as applicable. See “The Merger Agreement—Covenants,” “—Termination Fees” and “—Expense Reimbursement” for additional details.
These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Helix or Hornbeck from considering or pursuing such an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Helix’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.
The financial forecasts are based on various assumptions that may not be realized.
The unaudited prospective financial information set forth in the forecasts included under the section titled “The Mergers—Unaudited Prospective Financial Information” were prepared solely for internal use and are subjective in many respects. Helix’s and Hornbeck’s prospective financial information was based solely upon assumptions of, and information available to, Helix’s and Hornbeck’s management when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Helix’s or Hornbeck’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Helix’s and Hornbeck’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily be predictive of actual future results.
The unaudited prospective financial information set forth in the forecasts included under the section titled “The Mergers—Unaudited Prospective Financial Information” was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and each of Helix and Hornbeck undertake no obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information herein to reflect events or circumstances after the date those prospective financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).
The unaudited prospective financial information of Helix and Hornbeck included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Helix or the management of Hornbeck, as applicable. Neither KPMG LLP (“KPMG”), the independent registered public accountants of Helix, nor Ernst & Young LLP (“EY”), the independent certified public accountants of Hornbeck, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither KPMG nor EY expresses an opinion or any other form of assurance with respect thereto. The report of KPMG with respect to Helix, incorporated by reference in this proxy statement/prospectus relates to the historical financial statements of Helix, does not extend to the unaudited prospective financial information of Helix and should not be read to do so. The report of EY with respect to Hornbeck’s audited financial statements included elsewhere in this proxy statement/prospectus, relates to the historical financial statements of Hornbeck, does not extend to the unaudited prospective financial information of Hornbeck and should not be read to do so. See “The Mergers—Unaudited Prospective Financial Information” for more information.
Failure to complete the mergers could negatively impact Helix’s stock price and have a material adverse effect on its results of operations, cash flows and financial position.
If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Helix shareholders fail to approve the applicable proposals, the ongoing business of Helix may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Helix would be subject to a number of risks, including the following:
•	Helix may experience negative reactions from the financial markets, including negative impacts on Helix’s stock prices;
•	Helix and its subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords and other business partners;
•	Helix will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, consulting, financial advisor and printing fees;
•	Helix may be required to pay a termination fee or expense reimbursement fee as required by the merger agreement;

•
the merger agreement places certain restrictions on the conduct of Helix’s business pursuant to the terms of the merger agreement, which may delay or prevent Helix from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•
matters relating to the mergers (including integration planning) require substantial commitments of time and resources by Helix’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•	litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Helix to perform its obligations pursuant to the merger agreement.
If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Helix’s results of operations, cash flows, financial position and stock price.
The shares of common stock of the combined company will have different rights from shares of Helix common stock prior to the Conversion and shares of Hornbeck common stock.
Approval of the plan of conversion proposal is a condition to the consummation of the mergers. Accordingly, upon the completion of the Conversion immediately prior to the first merger, the rights of existing Helix shareholders will cease to be governed by the laws of the state of Minnesota and will instead be governed by the laws of the state of Delaware. Additionally, upon completion of the first merger, Hornbeck stockholders will no longer be stockholders of Hornbeck. Instead, former Hornbeck stockholders will become stockholders of the combined company, and, while their rights as stockholders of the combined company will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the certificate of incorporation and the bylaws of the combined company, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively. The laws of the state of Delaware are different than the laws of the state of Minnesota and the terms of the certificate of incorporation and bylaws of the combined company are in some respects and the articles of incorporation and bylaws of Helix and the certificate of incorporation and bylaws of Hornbeck which currently govern the rights of Helix shareholders and Hornbeck stockholders, respectively. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with shares of Hornbeck common stock, shares of Helix common stock and shares of the combined company’s common stock.
Helix and Hornbeck are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them.
Helix and Hornbeck have incurred and are expected to continue to incur significant non-recurring costs associated with negotiating and completing the mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Helix and Hornbeck whether or not the mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Helix will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Helix and Hornbeck will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the two companies’ businesses. While Helix and Hornbeck have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Helix or Hornbeck even if the mergers are not completed, could have an adverse effect on Helix’s or Hornbeck’s financial condition and operating results.
Litigation relating to the transactions contemplated by the merger agreement, including the mergers, could delay or prevent the consummation of the mergers and the other transactions contemplated by the merger agreement and could cause Helix and Hornbeck to incur substantial costs.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Helix’s, Hornbeck’s or the combined company’s respective liquidity and financial condition.

Lawsuits that may be brought against Helix, Hornbeck or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the transactions contemplated by the merger agreement, including the mergers. One of the conditions to the closing of the transactions contemplated by the merger agreement is that no law or governmental order is in effect that restrains, enjoins, makes illegal or otherwise prohibits the closing of the mergers. Consequently, if a plaintiff were to be successful in obtaining an injunction prohibiting consummation of the transactions contemplated by the merger agreement, that injunction may delay or prevent the mergers from being completed within the expected timeframe or at all, which may adversely affect the respective businesses, financial positions and results of operations of Helix, Hornbeck or the combined company.
Either Helix or Hornbeck may terminate the merger agreement if any governmental order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts prevent the entry of and to remove such governmental order in accordance with the terms of the merger agreement. There can be no assurance that any party to the Merger Agreement, if named as a defendant in such a lawsuit, would be successful in the outcome of any potential future litigation. The defense or settlement of any lawsuit or claim that remains unresolved at the time the transactions contemplated by the merger agreement, including the mergers, are consummated may adversely affect the respective businesses, financial conditions, results of operations and cash flows of Helix, Hornbeck or the combined company.See “Litigation Relating to the Mergers.”
The mergers may be completed even though material adverse changes subsequent to the announcement of the mergers, such as industry-wide changes or other events, may occur.
In general, either party can refuse to complete the mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Helix’s or Hornbeck’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the mergers. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the mergers. If adverse changes occur that affect either party, but the parties are still required or voluntarily decide to complete the transaction, Helix’s share price, business and financial results after the mergers may suffer.
Risks Relating to the Combined Company
The combined company may be unable to integrate the businesses of Helix and Hornbeck successfully or realize the anticipated benefits of the mergers.
The mergers involve the combination of companies that currently operate as independent companies. The combination of independent businesses is complex, costly and time consuming, and the combined company will be required to devote significant management attention and resources to integrating the respective business practices and operations of Helix and Hornbeck. Potential difficulties that may be encountered in the integration process include the following:
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the inability to successfully combine the businesses of Hornbeck with Helix in a manner that permits the combined company to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers;

•
complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and
•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.
In addition, Helix and Hornbeck have previously operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in:
•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.
Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the mergers.
The synergies attributable to the mergers may vary from expectations.
The combined company may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect the combined company’s business, financial condition and operating results. The success of the mergers will depend, in significant part, on the ability of the combined company to realize the anticipated strategic benefits and synergies from combining the businesses of Helix and Hornbeck. The anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, the combined company’s business, financial condition and operating results may be adversely affected.
Legal proceedings and governmental investigations could have a negative impact on the business, financial condition and results of operations of the combined company.
The nature of the business of the combined company will make it susceptible to legal proceedings and governmental investigations from time to time. Lawsuits or claims against the combined company, including pending lawsuits and claims against Helix and Hornbeck, could have a material adverse effect on the combined company’s business, financial condition and results of operations. Any legal proceedings or claims, even if fully indemnified or insured, could negatively affect the combined company reputation among its customers and the public, and make it more difficult for the combined company to compete effectively or obtain adequate insurance in the future.
The future results of the combined company following the mergers will suffer if the combined company does not effectively manage its expanded operations.
Following the mergers, the size and geographic footprint of the business of the combined company will increase. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.
The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords and other business partners and may result in the modification or termination of existing contracts.
Following the mergers, some of the customers, distributors, suppliers, vendors, landlords and other business partners of Helix or Hornbeck may modify, terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, Helix and Hornbeck have contracts with customers, distributors, suppliers, vendors, landlords and other business partners that may require Helix or Hornbeck to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords and other business partners are adversely affected by the mergers, or if the combined company loses the benefits of the contracts of Helix or Hornbeck, the combined company’s business and financial performance could suffer.

The market price of the combined company’s common stock may be volatile and may be depressed by the perception that former Hornbeck securityholders may sell the shares of common stock they will acquire at closing and for other reasons which may or may not be related to the mergers. Holders of the combined company’s common stock could lose a significant portion of their investment due to drops in the market price of the combined company’s common stock following completion of the mergers.
The market price of the combined company’s common stock may be volatile due to factors unrelated to the combined company’s operating performance or prospects. Specific factors that may have a significant effect on the market price for the combined company’s common stock include, among others, the following:
•	changes in stock market analyst recommendations or earnings estimates regarding the combined company, other companies comparable to it or companies in the industries they serve;
•	actual or anticipated fluctuations in the combined company’s operating results or future prospects;
•	reaction to public announcements by the combined company;
•	strategic actions taken by the combined company or its competitors, such as acquisitions, divestitures or restructurings;
•
failure of the combined company to achieve the perceived benefits of the mergers, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts; and

•	adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and response to such events.
Following the consummation of the mergers, subject to applicable securities laws and the transfer restrictions applicable to certain Hornbeck securityholders party to the Registration Rights Agreement or lock-up agreements entered into in connection with the entry into the merger agreement, former Hornbeck securityholders may seek to sell shares of the combined company’s common stock they will acquire pursuant to the mergers (including shares underlying assumed Jones Act Warrants). For Hornbeck securityholders that are not party to the Registration Rights Agreement or such lock-up agreements, there will be no restriction on their ability to sell shares of the combined company’s common stock following the consummation of the mergers. Pursuant to the Registration Rights Agreement, subject to certain restrictions, the combined company is required to file with the SEC a Registration Statement on Form S-3 registering for resale the shares of Converted Helix Common Stock issued to such holders in the mergers (including shares underlying assumed Jones Act Warrants) and to conduct certain underwritten offerings at such holders’ request. The Registration Rights Agreement also provides such holders with customary piggyback registration rights. These sales (or the perception that these sales may occur, particularly following the expiration of the lock-up period under the Registration Rights Agreement and the lock-up agreements), coupled with the increase in the outstanding number of shares of the Converted Helix Common Stock, may affect the market for, and the market price of, shares of the Converted Helix Common Stock in an adverse manner.
Additionally, current shareholders of Helix and current securityholders of Hornbeck may reduce or eliminate their investment in the combined company for various reasons, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which Helix’s common stock is or may in the future be included, to respond to the risk profile of the combined company or to realize a gain. If, following the mergers, large amounts of the combined company’s common stock are sold, the price could decline.
The unaudited pro forma financial information included in this document is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the mergers.
The unaudited pro forma financial information contained in this document is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the mergers for several reasons. The actual financial condition and results of operations of the combined company following the mergers may not be consistent with—or evident from—this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may prove to be inaccurate, and other factors may affect the combined company’s financial condition or results of operations following the mergers. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Business issues currently faced by Helix or Hornbeck may be imputed to the operations of the other.
To the extent that either Helix or Hornbeck currently has or is perceived by customers to have operational challenges, such as service performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the mergers, which may limit or impede the combined company’s future ability to obtain additional work from those customers.
Certain of the stockholders of the combined company will have the ability to exercise significant influence over certain corporate actions following completion of the mergers.
Following the mergers, the Ares Investor Group and the Whitebox Investor Group are expected to collectively own approximately 12% and 4% (21% and 11%, on a fully diluted basis), respectively, of the outstanding Converted Helix Common Stock, and will have the right to designate for nomination an aggregate of three nominees for election to the combined company’s board of directors. As a result, these stockholders could have significant influence over the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of any amendment to the combined company’s bylaws and the approval of mergers and other significant corporate transactions. Their influence over the combined company may have the effect of delaying or preventing a change of control or may adversely affect the voting and other rights of other stockholders.
Pursuant to the Securityholders Agreement, the Ares Investor has designated Aaron M. Rosen and Kevin O. Meyers to be directors of the combined company’s seven-member board, and the Whitebox Investor has designated Bobby Jindal to be a director of the combined company’s seven-member board upon consummation of the mergers. In addition, pursuant to the Securityholders Agreement, in connection with each annual or special meeting of stockholders of the combined company at which directors are to be elected, (i) the Ares Investor will have the right to designate for nomination (A) two nominees for election to the combined company’s board of directors for so long as the Ares Investor Group beneficially owns, and at all times since the consummation of the mergers beneficially owned, at least 20% of the Converted Helix Common Stock (including common stock issuable pursuant to Jones Act Warrants), and (B) one nominee for election to the combined company’s board of directors for long as the Ares Investor Group beneficially owns, and at all times since the consummation of the mergers beneficially owned, at least 10% but do not beneficially own, and at all times since the consummation of the mergers have not beneficially owned at least 20%, of the Converted Helix Common Stock (including common stock issuable pursuant to Jones Act Warrants); and (ii) the Whitebox Investor will have the right to designate for nomination one nominee for election to the combined company’s board of directors for so long as the Whitebox Investor Group beneficially owns, and at all times since the consummation of the mergers beneficially owned, at least 10% of the Converted Helix Common Stock (including common stock issuable pursuant to Jones Act Warrants). Finally, if these stockholders were in the future to sell all or a material number of shares of common stock, the market price of the combined company’s common stock could be negatively impacted.
The combined company’s common stock will be subject to restrictions on foreign ownership and possible required divestiture by non-U.S. citizen stockholders.
The combined company could lose the privilege of owning and operating vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control, in the aggregate, more than 25% of the combined company’s common stock. Such loss could have a material adverse effect on the combined company’s results of operations.
The certificate of incorporation and bylaws of the combined company will authorize the board of directors of the combined company to establish with respect to any class or series of capital stock of the combined company certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, the certificate of incorporation of the combined company will provide that all non-U.S. citizens in the aggregate may not own more than 21% of the outstanding shares of the combined company’s common stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of the combined company’s common stock to be owned by non-U.S. citizens on and after the effective date of the Conversion. The Jones Act trading privileges of the combined company will be conditioned upon foreign ownership of its common stock never exceeding 24%. While Helix and Hornbeck expect to take steps to prevent foreign ownership of the combined company from exceeding 24%, the combined company will not control trading in its stock and cannot control non-compliance by a foreign purchaser of its stock resulting in the combined exceeding the foreign citizenship ownership limitations. Moreover, the USCG may temporarily or permanently revoke the combined company’s coastwise trading privileges, issue fines or penalties, and/or seize the company’s vessels engaging in the coastwise trade if the company is not in compliance with the citizenship requirements, which would have a significant negative impact on the combined company’s operations and financial results.
The certificate of incorporation will provide that any transfer (including the combined company’s original issuance) will be void ab initio and ineffective to the extent that such transfer that would result in ownership by non-U.S. citizens in the aggregate exceeding 21% of the combined company’s issued and outstanding common stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of the combined company’s common stock to be owned by non-U.S. citizens on and after the effective date of the Conversion. The company’s certificate of incorporation will further provide the combined company’s board of directors with authority to take certain actions to protect its Jones Act status, including the right to redeem any share of the combined company’s common stock that caused the ownership by non-U.S. citizens to exceed such 21% ownership limitation, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of the combined company’s common stock to be owned by non-U.S. citizens on and after the effective date of the Conversion. In the event the board of directors of the combined company authorizes such a redemption, the combined company would instruct its transfer agent to issue one Jones Act Warrant, or in certain situations, cash or interest bearing promissory notes, in respect of shares of common stock that caused ownership by non-U.S. citizens to exceed the applicable permitted limit, and such holder(s)’ interests in those shares will be terminated. Any purported issuance or transfer of shares of the combined company’s common stock in violation of these ownership provisions will be ineffective to issue or transfer the common stock or any voting, dividend or other rights associated with them.
The consummation of the mergers is conditioned upon, among other things, the approval of the Jones Act provisions proposal by Helix shareholders at the special meeting. Accordingly, unless both Helix and Hornbeck waive this condition, the combined company’s certificate of incorporation will include the aforementioned provisions. The existence and enforcement of these requirements could have an adverse impact on the liquidity or market value of the combined company’s equity securities in the event that U.S. citizens were unable to transfer shares of the combined company’s common stock to non-U.S. citizens. Furthermore, under certain circumstances, this ownership requirement could discourage, delay or prevent a change of control of the combined company.
If Helix shareholders adopt the exclusive forum proposal, the certificate of incorporation of the combined company will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the combined company’s stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.
If the exclusive forum proposal is adopted at the special meeting, the certificate of incorporation of the combined company will provide that, unless the combined company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on the combined company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the combined company’s directors, advisory directors, board observers, officers or employees to the combined company or its stockholders, (iii) any action asserting a claim against the combined company, its directors, advisory directors, board observers, officers or employees arising pursuant to any provision of the DGCL, the combined company’s certificate of incorporation or its bylaws, (iv) any action asserting a claim against the combined company, its directors, advisory directors, board observers, officers or employees that is governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL, except for, as to each of clauses (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case a federal district court of the United States of America located in the State of Delaware will be the exclusive forum.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, the combined company’s stockholders would not be deemed to have waived the combined company’s compliance with federal securities laws and the rules and regulations thereunder.

If the exclusive forum proposal is adopted at the special meeting and included in the combined company’s certificate of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of the combined company’s capital stock, including shares issued pursuant to the first merger, will be deemed to have notice of, and consented to, the provisions of the combined company’s certificate of incorporation described in the preceding sentences.
Although Helix and Hornbeck believe the provision benefits the combined company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers, employees or agents, which may discourage such lawsuits against the combined company and such persons. Additionally, there can be no assurances that a court will decide that these provisions are either applicable or enforceable, and if a court were to find the choice of forum provisions proposed to be included in the combined company’s certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the business, operating results and financial condition of the combined company.
Other Risks Relating to Hornbeck
As a result of entering into the merger agreement, Hornbeck’s business is and will be subject to the risks described above. In addition, Hornbeck is, and following completion of the mergers, the combined company will be, subject to the following risks:
Hornbeck derives substantial revenues from companies in the oil and natural gas exploration and production industry, which is a historically cyclical industry with levels of activity that are directly affected by the levels and volatility of oil and natural gas prices.
The demand for Hornbeck’s services from companies in various energy-related industries is cyclical, and to some extent, seasonal, depending primarily on the capital expenditures of offshore energy companies. These capital expenditures are influenced by such factors as:
•	prevailing oil and natural gas prices, particularly with respect to prevailing prices on local price indexes in the areas in which Hornbeck operates and expectations about future commodity prices;
•	the action of the Organization of the Petroleum Exporting Countries, plus (“OPEC+”), its members and other state-controlled oil companies relating to oil price and production controls;
•	worldwide and regional economic conditions impacting the global supply and demand for oil and natural gas;
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domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing war with Ukraine and sanctions related thereto, the joint U.S.-Israel strikes on Iran, continued instability in the Middle East, including obstruction of shipping channels, and the effects of any changes to conditions in or impacting Venezuela;

•	delay and regulatory uncertainty stemming from local or environmental opposition to offshore energy development projects;
•	the cost of exploring for, producing and delivering hydrocarbons;
•	political risks within the countries where Hornbeck operates that can result in reduced exploration and production activities;
•	the sale and expiration dates of available offshore leases;
•	the discovery rate, size and location of new hydrocarbon reserves, including in offshore areas;
•	the rate of decline of existing hydrocarbon reserves due to production;
•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;
•	the development and exploitation of alternative fuels or energy sources and end-user conservation trends;
•	domestic, local and foreign governmental regulation and taxes;
•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of hydrocarbons or a change in demand for hydrocarbons; and

•	the ability of offshore energy producers to generate funds for their capital-intensive businesses.
Prices for oil and natural gas have historically been, and Hornbeck anticipates they will continue to be, extremely volatile and reactive to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of OPEC+ to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. In the past, low oil prices have adversely affected demand for Hornbeck’s services and any decreases, over a sustained period of time, could have a material adverse effect on Hornbeck’s business, financial condition, results of operations and cash flows.
Hornbeck’s business also depends on its obtaining significant contracts, primarily from companies in the oil and gas exploration and production industry. The timing of or failure to obtain contracts, delays in awards of contracts, cancellations of contracts, delays in completion of contracts, or failure to obtain timely payments from Hornbeck’s customers, could result in significant periodic fluctuations in Hornbeck’s results of operations and operating cash flows. If customers do not proceed with the completion of significant projects or if significant defaults on customer payment obligations to Hornbeck arise, or if Hornbeck encounters disputes with customers involving such payment obligations, Hornbeck may face difficulties in collecting payment of amounts due, including for costs Hornbeck previously incurred.
Impairment of Hornbeck’s long-term assets may adversely impact Hornbeck’s financial position and results of operations.
Hornbeck periodically evaluates its long-lived assets, including its property and equipment, and intangible assets. In performing these assessments, Hornbeck projects future cash flows on an undiscounted basis for long-lived assets and compares these cash flows to the carrying amount of the related assets. These cash flow projections are based on Hornbeck’s current operating plans, estimates and judgmental assumptions. Hornbeck performs the assessment of potential impairment for its property and equipment and intangibles whenever facts and circumstances indicate that the carrying value of those assets may not be recoverable due to various external or internal factors. In such event, if Hornbeck determines that its estimates of future cash flows were inaccurate or its actual results are materially different from what Hornbeck predicted, Hornbeck could record additional impairment charges in future periods, which could have a material adverse effect on its financial position and results of operations.
The waiver, repeal or administrative weakening of the Jones Act could adversely impact Hornbeck’s business.
Substantial portions of Hornbeck’s operations are conducted in the U.S. coastwise trade, and thus, are subject to the provisions of the Jones Act which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as cabotage or coastwise trade) to vessels that are: (a) built in the United States; (b) registered under the U.S. flag; (c) crewed by U.S. citizens or lawful permanent residents; and (d) owned and operated by U.S. citizens within the meaning of the Jones Act. For years, there have been attempts to repeal or amend such provisions, and such attempts are expected to continue in the future. In addition, the President of the United States may waive the requirement for using U.S.-flag vessels with coastwise endorsements in the U.S. coastwise trade in the interest of national defense. Furthermore, the Jones Act restrictions on the coastwise trade are subject to certain exceptions under certain international trade agreements, including the General Agreement on Trade in Services. If maritime cabotage services were included in the General Agreement on Trade in Services or other international trade agreements, the shipping of maritime cargo between covered U.S. ports could be opened to foreign-flag vessels, foreign-built vessels or foreign-owned vessels. Repeal, substantial amendment, waiver of provisions, or other administrative weakening of the Jones Act could significantly adversely affect Hornbeck by, among other things, resulting in additional competition from competitors with lower operating costs, because of their ability to use vessels built in lower-cost foreign shipyards, owned and manned by foreign nationals with promotional foreign tax incentives and with lower wages and benefits than U.S. citizens. Because foreign vessels may have lower construction costs and operate at significantly lower costs than companies operating in the U.S. coastwise trade, such a change could significantly increase competition in the U.S. coastwise trade, which could have a material adverse effect on Hornbeck’s business, financial position, results of operations, cash flows and growth prospects.
Hornbeck must continue to comply with the Jones Act’s citizenship requirements.
Because Hornbeck owns and operates U.S.-flagged vessels in the U.S. coastwise trade, the Jones Act requires that at least 75% of the outstanding shares of each class or series of Hornbeck’s capital stock must be owned and controlled by U.S. citizens. Hornbeck is responsible for monitoring the ownership of its equity securities and subsidiaries to ensure compliance with the citizenship requirements of the Jones Act. If Hornbeck does not continue to comply with such requirements, it would be prohibited from operating its U.S.-flagged vessels in the U.S. coastwise trade and may incur severe penalties, such as fines and/or forfeiture of such vessels and/or permanent loss of U.S. coastwise trading privileges for such vessels.
The operations of Hornbeck’s business may be subject to seasonal factors, which could cause volatility of Hornbeck’s earnings from period to period.
Demand for Hornbeck’s oilfield-related offshore support services is directly influenced by the levels of offshore drilling and production activity, which are, in turn, affected by a number of factors, including Hornbeck’s customers’ budget cycles and seasonal weather conditions. Many of Hornbeck’s customers operate on a calendar-year budget, which has historically resulted in stronger demand for Hornbeck’s services during the second and third calendar quarters, when customers allocate and expend their budgets and when seasonal weather conditions are generally more favorable for offshore activities. This trend is particularly evident in the U.S. Gulf of America (the “U.S. GoA”), where offshore activity typically increases during these periods. Furthermore, the impact of seasonality may vary from year to year due to factors such as the expiration of drilling leases, changes in the supply of and demand for oil and natural gas, and other market dynamics.
Additionally, Hornbeck’s diversification into non-oilfield related industries may also contribute to further quarterly earnings volatility. For example, the baseline demand for Hornbeck’s vessels that provide HADR services tends to increase during the hurricane season and may further increase immediately following major hurricanes or other named storms in the U.S. GoA, as customers require urgent survey and repair of proximate offshore infrastructure. Further, offshore wind construction projects on the U.S. East Coast are also highly seasonal, with project activity generally occurring between April and September, while servicing of existing offshore wind facilities is expected to occur year-round. In contrast, Hornbeck’s government business is typically not subject to seasonality due to such customers’ relatively inelastic needs for the services Hornbeck provides, which is reflected in their higher propensity to enter into long-term contracts than Hornbeck’s other end-customers. In addition to seasonal fluctuations, certain of Hornbeck’s vessels may also experience temporary downtime to the extent it is required to transition and outfit a vessel in order to meet specific customer needs in connection with a specialty project, which could contribute to further volatility in Hornbeck’s revenues and quarterly earnings.
Adverse events, such as hurricanes or other severe weather conditions, during peak demand periods, whether expected or unexpected, could significantly disrupt Hornbeck’s operations, damage its assets, or delay its customers’ projects, any of which may have a material adverse effect on its business, financial position, results of operations, cash flows, and prospects. As a result of the above, seasonal fluctuations in demand, weather-related disruptions and the effect of temporary downtime of Hornbeck’s vessels while it adapts a vessel for a specialty job, can create unpredictability in Hornbeck’s activity levels, vessel utilization rates, and revenue generation, making it difficult to predict future performance based on historical trends.
Hornbeck’s operations may be impacted by changing macroeconomic conditions, including inflation.
Inflation has been an ongoing concern since 2021 and has continued into 2026. Ongoing inflationary pressures have resulted in, and may continue to result in, additional increases to the costs of goods, services and personnel, which in turn could cause Hornbeck’s capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials. Like others in Hornbeck’s industry, in 2023, 2024 and 2025 Hornbeck faced, and continues to face, considerable inflation in the cost of raw materials and personnel. International conflicts or other geopolitical events, such as the continuing Russia-Ukraine war and the ongoing conflicts in the Middle East, may also cause upward pressure on the cost of raw materials due to shipping and transportation disruptions, higher manufacturing costs, disruptions in supply chains and availability of raw materials, interruptions in manufacturing operations and heightened inflation. To the extent inflation remains elevated, Hornbeck may experience further cost increases for its operations, as well as increased labor costs. Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023, but the U.S. Federal Reserve cut rates multiple times between September and December of 2025, resulting in a total aggregate increase of 350 basis points for the period 2022 through March 31, 2026. The U.S. Federal Reserve’s target rate is currently between 3.50% and 3.75%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth, either of which (or the combination thereof) could hurt the financial and operating results of Hornbeck’s business.

High oil prices are also inflationary and governmental or economic responses to high oil prices could impact the operations of Hornbeck’s customers. Sustained high oil prices could also drive over-investment and create the potential for global over-supply, which could cause prices to fall, also impacting investment by Hornbeck’s customers.
Any future reduction in worldwide economic growth and economic activity could, if sustained, ultimately lead to a global recession. In a global recession, it is likely that the demand for oil and natural gas would decline and the number of planned offshore energy projects would decrease. Such a scenario would negatively impact the demand for offshore support services, and in turn, Hornbeck’s financial performance.
Certain developments in the global oil and gas markets, such as armed conflict in oil and gas producing regions and shipping channels, including the joint U.S.-Israel strikes on Iran, continued instability in the Middle East and political, economic and social instability in Venezuela have had, and may continue to have, material adverse consequences for general economic, financial and business conditions, and could materially and adversely affect Hornbeck’s business, financial condition, results of operations and liquidity and those of its customers, suppliers and other counterparties.
Changes in the supply of and demand for oil and gas impacts the level of services that Hornbeck provides to customers, which in turn impacts Hornbeck’s financial position, results of operations and cash flows.
Although as of the date of this proxy statement/prospectus Hornbeck has not been materially impacted by the resulting supply chain disruptions, instability in oil and gas producing regions and shipping channels, including the Russian war with Ukraine and related sanctions, ongoing conflicts in the Middle East and the closing of oil shipping routes, including the Strait of Hormuz, by Iran and affiliated groups in connection with the joint U.S.-Israel strikes on Iran, have significantly disrupted supply chains for crude oil and natural gas. Hornbeck cannot predict the level of future demand, effects on domestic pricing, and impacts on U.S. oil and gas production. Further, these conflicts and other geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, causing increases in the prices for goods and services and exacerbating global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. Any global economic slowdown or recession, including as a result of such supply chain disruptions or sanctions, may also impact demand and depress the price for crude oil, natural gas or other products that Hornbeck handles, which could have significant adverse consequences on Hornbeck’s financial condition and the financial condition of its customers, suppliers and other counterparties, and could diminish Hornbeck’s liquidity. The U.S. government has also implemented geographic restrictions for certain offshore oil and gas operators and projects, which may reduce the number of projects Hornbeck’s vessels may support. While the geographic areas in which Hornbeck operates are largely unaffected by these sanctions, they could negatively impact Hornbeck’s business and financial condition. Further, ongoing conflicts in the Middle East and political, economic and social instability in Venezuela could escalate into broader conflicts that could disrupt energy operations and supply chains globally.
Hornbeck’s results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Weak economic conditions, sustained uncertainty about global economic conditions, concerns about future U.S. budgetary cuts, or a prolonged or further tightening of credit markets could cause Hornbeck’s customers and potential customers to postpone or reduce spending on products or services or put downward pressure on prices, which could have an adverse effect on Hornbeck’s business, results of operations or cash flows. In the event of extreme prolonged adverse market events, such as a global credit crisis, Hornbeck could incur significant losses. The future impact of these current events on Hornbeck’s financial condition, results of operations and cash flows depend largely on developments outside Hornbeck’s control which cannot be predicted with certainty.
Hornbeck’s business and its customers’ businesses are subject to complex laws and regulations that can adversely affect the cost, manner, or feasibility of doing business.
Hornbeck’s operations are subject to extensive federal, state and local laws and regulations, including complex environmental laws and occupational health and safety laws. Hornbeck may be required to make large expenditures to comply with such regulations. Failure to comply with these laws and regulations or accidental spills or releases of oil and/or hazardous substances may result in the suspension or termination of operations or permits and other authorizations, and subject Hornbeck to administrative, civil, and criminal penalties. In the event of environmental violations or accidental spills or releases, Hornbeck may be charged with the costs of investigation, remediation or other corrective actions. In addition, citizen groups and other third parties may file claims for nuisance, provision of alternative water supplies, property damage or bodily injury. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault through a strict, joint and several liability scheme, even if Hornbeck’s operations were lawful at the time or in accordance with industry standards. In addition, pollution and similar environmental risks generally are not fully insurable. These liabilities and costs could have a material adverse effect on Hornbeck’s business, financial condition, results of operations and cash flows.
Additionally, changes in environmental laws or regulations, including laws relating to the emission of carbon dioxide and other global greenhouse gases (“GHGs”), disclosure of climate-related information or other climate change concerns, could require Hornbeck to devote capital or other resources to comply with these laws and regulations. These changes could also subject Hornbeck to additional costs and restrictions, including increased fuel costs. Such changes in laws or regulations could increase costs of compliance and doing business for Hornbeck’s customers and thereby decrease the demand for its services. Because Hornbeck’s business depends on the level of activity in the offshore oil and gas industry, existing or future laws and regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Hornbeck’s business if such laws and regulations reduce the worldwide demand for oil and gas or limit drilling opportunities for Hornbeck’s customers.
Additionally, Hornbeck operates its vessels in a number of international markets and are subject to various international treaties and the local laws and regulations in jurisdictions where its vessels operate and/or are registered. These conventions, laws and regulations govern matters of environmental protection, GHG emissions, worker health and safety, vessel and port security, and the manning, construction, ownership and operation of vessels, including cabotage requirements similar to the Jones Act. Changes in such international treaties and such local laws and regulations can be unpredictable and may adversely affect Hornbeck’s ability to carry out operations overseas.
Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the U.S. or foreign countries may reduce demand for Hornbeck’s services and products and have a material adverse effect on Hornbeck’s business, financial condition or results of operations.
Hornbeck provides services for oil and natural gas exploration and production customers operating offshore in the deepwaters of the U.S. and offshore in other countries.
Any new legislation, executive actions or regulatory initiatives, whether in the U.S. or in other countries, that impose increased costs, more stringent operational standards or result in significant delays, cancellations or disruptions in Hornbeck’s customers’ operations, could increase the risk of losing leasing or permitting opportunities, expired leases due to the time required to develop new technology, increased supplemental bonding costs, or cause Hornbeck’s customers to incur penalties, fines or shut-in production at one or more of their facilities, any or all of which could reduce demand for Hornbeck’s services. Hornbeck cannot predict with any certainty the full impact of any new laws, regulations, executive actions or regulatory initiatives on its customers’ drilling operations or the opportunity to pursue such operations, or on the cost or availability of insurance to cover the risks associated with such operations. The matters described above, individually or in the aggregate, could have a material adverse effect on Hornbeck’s business, financial condition and results of operations.
Hornbeck operates in a highly competitive industry.
The offshore drilling and production support industry is both highly competitive and capital intensive and requires substantial resources and investment to satisfy customers and maintain profitability. Hornbeck’s customers award contracts based on price, industry reputation, service quality, vessel offerings and capabilities, transit costs and other similar factors. Increased competition for deepwater and ultra-deepwater drilling contracts could depress dayrates and utilization rates, adversely affecting Hornbeck’s profitability. A sustained inability to win contracts in Hornbeck’s key markets would put pressure on Hornbeck’s ability to service its debt.
Hornbeck’s diversification into non-oilfield markets could be impacted by reduced investments in the U.S. offshore wind energy market.
Hornbeck’s results of operations may be impacted by reduced investments in the U.S. offshore wind energy market and the inherent complexity of developing wind energy projects. In addition to the state and federal government policies relating to renewable energy, the growth and development of the offshore wind energy market is subject to a number of factors, including, among other things:

•	a new and complex permitting process;
•	higher development costs than onshore alternatives;
•	the availability and cost of financing for the estimated pipeline of offshore wind energy projects;
•	fixed price contracts of wind development projects make it difficult to recover cost increases;
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the deferral or cancellation of offshore wind projects, such as when several operators for east coast wind projects terminated their agreements for the provision of wind power due to higher than expected costs;

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dynamics of the electricity market, which may be affected by a number of factors, including government regulation, power transmission, seasonality, fluctuations in demand, and the cost and availability of fuel, particularly natural gas;

•	the cost of raw materials used to make wind turbines, particularly steel;
•	the general increase in demand for electricity or “load growth”;
•	the costs of competing power sources, including natural gas, nuclear power, solar power and other power sources;
•	the development of new power generating technology, advances in existing technology or discovery of power generating natural resources;
•	the development of electrical transmission infrastructure;
•	state and federal laws and regulations, particularly those favoring low carbon energy generation alternatives;
•	administrative and legal challenges to proposed offshore wind energy development projects; and
•	heightened focus on environmental or habitat concerns.
For example, on December 22, 2025, the Trump administration directed five large-scale offshore wind projects to suspend construction activities for at least 90 days, citing national security concerns. The developers of certain of these projects filed legal challenges with respect to the validity of the suspension order, seeking expedited consideration and ultimately prevailed. However, the Trump administration has recently reached settlements with three developers to end their offshore wind leases in exchange for reimbursement of lease fees, and those developers have determined not to pursue new offshore wind projects in the U.S. If new or additional suspensions are imposed in the future, or additional developers reach agreements with the administration not to pursue offshore wind projects, a number of adverse impacts may follow on the U.S. offshore wind energy space, such as difficulty in maintaining or obtaining project financing, implicated projects could be canceled or otherwise fail, new projects may face additional start-up challenges, regulatory uncertainty may lead to a slowing of future investment in the U.S. offshore wind industry generally, among other similar impacts. Any of the foregoing may decrease current and future customer demand for the specialized services Hornbeck provides in connection with offshore wind construction, installation and maintenance through Hornbeck’s SOVs and C/SOVs. In turn, these concerns could result in adverse impacts on Hornbeck’s overall business, results of operations and financial condition. Additionally, the occurrence or persistence of any of the factors discussed above could cause the affected developers to ultimately cancel or abandon these projects, which, in turn, could lower the demand for Hornbeck’s related services, decrease Hornbeck’s overall revenue and cause it to experience additional unexpected downtime and costs as Hornbeck seeks to secure new contracts for its vessels or retrofit them for use in other applications or industries and would have a material adverse effect on Hornbeck’s overall results of operations and financial condition.
Hornbeck may be unable to attract and retain qualified, skilled employees necessary to operate its business, and the loss of key personnel could adversely affect Hornbeck’s relationship with the military.
Much of Hornbeck’s success depends on its ability to attract and retain highly skilled and qualified personnel. Hornbeck’s inability to hire, train and retain a sufficient number of qualified employees, including mariners, could impair Hornbeck’s ability to manage, maintain and grow its business.
In crewing its vessels, Hornbeck requires skilled employees who can perform physically demanding work. As a result of past volatility in the oil and gas industry, many industry employees chose to pursue employment in other fields, leading the industry to experience a significant shortfall in qualified mariners. As conditions in the industry have improved, it has become more challenging to engage experienced personnel as crews on Hornbeck’s vessels. Hornbeck faces strong competition within the broader oilfield industry for employees and potential employees, including competition from drilling rig operators for fleet personnel. Hornbeck may have difficulty hiring employees or finding suitable replacements as needed and it is possible that Hornbeck would have to raise wage rates or increase benefits offered to attract workers and to retain current employees. In such circumstances, if Hornbeck is unable to increase its service rates to customers to compensate for wage increases or recruit qualified personnel to operate vessels at full utilization, Hornbeck’s financial condition and results of operations may be adversely affected.
Additionally, the ongoing viability and potential growth of Hornbeck’s contractual relationship with the U.S. military is dependent on Hornbeck’s continued employment of certain key personnel. Any action taken by the U.S. military in response to the loss of key personnel, or potential loss of key personnel, from Hornbeck’s operations could adversely affect its current and future business with the military and, in turn, adversely affect Hornbeck’s financial results.
Further, Hornbeck’s operations are dependent upon the efforts and continued employment of its executive officers and key management personnel, including, but not limited to, Hornbeck’s Founder, Chairman, President and Chief Executive Officer, Todd M. Hornbeck, who has substantial experience and relationships with Hornbeck’s major customers. Given industry management turnover resulting from restructurings and other corporate changes, seasoned managers are in demand. Although Hornbeck has entered into employment agreements with its executive officers and key management personnel, there is no guarantee that they will remain employed by Hornbeck. In the event of the loss of key management personnel, Hornbeck would be required to hire a replacement and there can be no assurance that the replacement will be suitable or favorable to Hornbeck, which could adversely affect Hornbeck’s financial results and operations. The loss of services of one or more of Hornbeck’s executive officers or key management personnel could have a negative impact on Hornbeck’s financial condition and results of operations.
Hornbeck may be adversely affected by potential litigation.
In the future, Hornbeck may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect Hornbeck’s financial results or operations. It is not possible to predict the potential litigation that Hornbeck may become party to nor the final resolution of such litigation. The impact of any such litigation on Hornbeck’s businesses and financial stability, however, could be material.
Stacked vessels, and the reactivation of such vessels, may require substantial capital and operating expenditures and regulatory approvals.
Due to then-applicable difficult market conditions, Hornbeck has in the past elected, and may in the future elect, to stack certain vessels in its fleet in order to reduce the number of crew and personnel that operate and maintain such vessels. Though vessel stacking reduces the costs of operating a vessel, it reduces the number of available vessels Hornbeck can deploy to service its customers and limits potential revenues. If market conditions should decline, Hornbeck may be required to stack additional vessels.
When Hornbeck elects to reactivate the stacked vessels, Hornbeck will incur substantial capital and operating expenditures. These expenditures could increase as a result of changes in the cost of labor and materials, changes in technology, customer requirements for new or upgraded equipment, the size of Hornbeck’s fleet, the cost of replacement parts for existing vessels, the geographic location of the vessels or the length of contracts. Hornbeck will also incur costs associated with regulatory recertification and remobilization, changes in safety or other equipment standards and may incur additional costs to hire and train personnel to operate the vessels. Making such alterations may require the stacked vessels to remain out of service for extended periods of time, with corresponding losses of revenues. Such costs could have an adverse effect on Hornbeck’s financial results and operations.
If Hornbeck is unable to fund these capital expenditures with its liquidity, Hornbeck may be required to incur additional borrowings, or seek out additional financing arrangements with banks or other capital providers. Hornbeck’s failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on its business and on its financial position, results of operations and cash flows.
Reactivation of vessels could adversely impact the market for OSVs and MPSVs.
As of March 31, 2026, within Hornbeck’s fleet, 19 U.S.-flagged OSVs, two foreign-flagged OSVs and three U.S.-flagged MPSVs were stacked. Certain of Hornbeck’s competitors have also stacked OSVs and may also stack additional OSVs from time to time. To the extent that Hornbeck or its competitors reactivate vessels in response to improvement or perceived improvement in market conditions faster than the market can absorb such additional vessels, the market for OSVs could become oversaturated and would adversely affect dayrates and utilization for Hornbeck’s vessels.
Increases in the supply of vessels could decrease dayrates.
A material increase in the supply of OSVs or MPSVs, whether through new construction (including Hornbeck’s own), refurbishment or conversion of vessels from other uses, remobilization, reactivation or changes in law or its application could increase competition for charters, lower utilization or lower dayrates, any of which would adversely affect Hornbeck’s revenues and profitability. Such an increase in vessel capacity could also exacerbate the impact of any future downturn in the oil and gas industry, which would have an adverse impact on Hornbeck’s business.
Additionally, because the Jones Act does not apply to certain services provided by MPSVs, foreign competitors may deploy additional MPSVs to the U.S. GoA or build additional MPSVs that will compete with Hornbeck in the U.S. GoA.
The early termination of or inability to renew contracts for Hornbeck’s vessels could have an adverse effect on Hornbeck’s operations.
Certain contracts for Hornbeck’s vessels, including contracts with the United States government, allow for early termination at the customer’s option. Many of Hornbeck’s contracts that contain early termination provisions contain remedies or other provisions that would compensate Hornbeck in the event an option is exercised, such as early termination fees, but customers may choose to exercise their termination rights in spite of such remedies or provisions and such remedies may not fully compensate Hornbeck for the loss of the contract.
Additionally, in economic downturns, customers have requested that Hornbeck adjust the terms of their contracts to be more customer-friendly, including by assuming greater risks. While Hornbeck is not required to give such concessions, commercial considerations may dictate that Hornbeck do so, given the relatively few deepwater and ultra-deepwater customers operating in the U.S. GoA. Certain customers who seek to terminate Hornbeck’s contracts may attempt to defeat or circumvent Hornbeck’s protections against certain liabilities for which Hornbeck receives indemnity. Hornbeck’s customers’ ability to perform their obligations under their contracts, including their ability to fulfill their indemnity obligations to Hornbeck, may be negatively impacted by an economic downturn. Hornbeck’s customers, which include national energy companies, often have significant bargaining leverage over it. Should a counterparty fail to honor its obligations under an agreement with Hornbeck, Hornbeck could sustain losses, which could have an adverse effect on its business and on its financial position, results of operations or cash flows.
Until Hornbeck replaces the terminated contracts with new contracts, Hornbeck’s business could be temporarily disrupted or adversely affected, as there may be a gap in the operation of the vessels between the current contracts and subsequent contracts, or Hornbeck may not be able to secure new contracts on substantially similar terms due to the prevailing market or industry conditions at the time of expiration. The fluctuation in the demand for Hornbeck’s services may be impacted by volatility in oil and gas markets, which could ultimately adversely affect Hornbeck’s financial position, results of operations or cash flows. As of March 31, 2026, within Hornbeck’s fleet, 19 U.S.-flagged OSVs, two foreign-flagged OSVs and three U.S.-flagged MPSVs were stacked. Further, as of March 31, 2026, Hornbeck had 45 existing contracts for its vessels that are currently operating, which had remaining durations ranging from three days to five years. When oil and natural gas prices are low or it is expected that such prices will decrease in the future, Hornbeck may be unable to obtain contracts at attractive dayrates or at all. Hornbeck may not be able to obtain new contracts in direct continuation with existing contracts, or depending on prevailing market conditions, Hornbeck may enter into contracts at dayrates substantially below the existing dayrates or on terms otherwise less favorable.
Hornbeck may not be able to complete the construction of its remaining two newbuilds and may experience delays related to the newbuilds.
The vessels are complex and the shipyard performing the completion work for the Zurich Insurance Company of America and Fidelity & Deposit Company of Maryland may be unable or unwilling to perform on the anticipated timeline or at all, also potentially causing delay and disruption to Hornbeck’s planned uses for the vessels.
Failure to successfully complete repairs, maintenance and routine drydockings on-time and on-budget could adversely affect Hornbeck’s financial condition and operations.
Hornbeck routinely engages shipyards to drydock vessels for regulatory compliance, repairs and maintenance. Equipment shortages, insufficient shipyard availability, unforeseen engineering issues, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals, material shortages, labor issues, and other similar factors could lead to extended delays or additional costs. Significant delays could adversely affect Hornbeck’s ability to perform under its contracts, and significant cost overruns could adversely affect Hornbeck’s operations and profitability.
On April 30, 2026, Hornbeck’s total contracted backlog was $964.1 million. The contractual revenue Hornbeck ultimately receives may be lower than the contracted backlog due to a number of factors, including vessel downtime or suspension of operations. The actual dayrate may be lower than the contractual operating dayrate assumed in the contracted backlog described above because a down-time (such as waiting on weather) rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. Several factors could cause vessel downtime or a suspension of operations, including equipment breakdowns and other unforeseen engineering problems, marine casualties, labor strikes and other work stoppages, shortages of material and skilled labor, surveys by government and maritime authorities, periodic classification surveys, severe weather or harsh operating conditions, and force majeure events.
In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. Hornbeck’s total contracted backlog includes only firm commitments and certain contracted option periods, which are represented by signed contracts or, in some cases, other definitive agreements awaiting contract execution. Hornbeck may not be able to realize the full amount of its total contracted backlog due to events beyond Hornbeck’s control. In addition, some of Hornbeck’s customers have experienced liquidity issues in the past, including some recently, and these liquidity issues could be experienced again if commodity prices decline for an extended period of time. Liquidity issues and other market pressures could lead Hornbeck’s customers to seek bankruptcy protection or to seek to repudiate, cancel or renegotiate these agreements for various reasons. Hornbeck’s inability to realize the full amount of Hornbeck’s total contracted backlog may have an adverse effect on Hornbeck’s financial position, results of operations or cash flows.
In addition to industry concentrations, Hornbeck has certain customer concentrations, and the loss of a significant customer would adversely impact Hornbeck’s financial results.
For the three months ended March 31, 2026 and the year ended December 31, 2025, the Military Sealift Command (the “MSC”), Shell plc and Occidental Petroleum Company collectively accounted for 31% and 40%, respectively, of Hornbeck’s consolidated revenues. The loss or material reduction of business from a significant customer could therefore have a material adverse effect on Hornbeck’s results of operations and cash flows. Moreover, Hornbeck’s customer contracts subject it to counterparty risks. See “—Hornbeck may be unable to collect amounts owed to it by customers.” The ability of each of Hornbeck’s counterparties to perform their obligations under a contract with Hornbeck will depend on a number of factors that are beyond Hornbeck’s control such as the overall financial condition of the counterparty. Should a significant customer fail to honor its obligations under an agreement with Hornbeck, Hornbeck could sustain losses, which could have a material adverse effect on its business, financial condition and results of operations.
Recently completed and future acquisitions by Hornbeck may create additional risks.
Hornbeck regularly considers possible acquisitions of single vessels, vessel fleets and businesses, such as Hornbeck’s purchases of 19 OSVs since 2022. The success of this strategy is dependent upon Hornbeck’s ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, finance transactions, complete transactions and successfully integrate them into Hornbeck’s existing business. Subject to the terms of Hornbeck’s indebtedness, Hornbeck may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity or debt securities. Acquisitions can involve a number of special risks and challenges, including, but not limited to:
•	diversion of management time and attention from existing business and other business opportunities;
•	delays in closing the acquisition due to third-party consents, regulatory approvals or other reasons;
•	adverse effects from disclosed or undisclosed matters pertaining to the acquisition;
•	loss or termination of employees and the costs associated with the termination or replacement of such employees;
•	the assumption of debt, litigation or other liabilities of the acquired business;
•	the incurrence of additional debt related to the acquisition;

•	costs, expenses and working capital requirements associated with the acquisition;
•	dilution of stock ownership of existing stockholders;
•	accounting charges for restructuring and related expenses, impairment of goodwill, amortization of intangible assets and stock-based compensation expense; and
•	risks associated with reactivation of idle vessels, such as higher than anticipated cost or time, unknown condition, and obsolescence or unavailability of spare parts or components.
Even if Hornbeck consummates an acquisition, the process of integrating the new acquisition into Hornbeck’s operations may result in unforeseen operational difficulties and additional costs, and may adversely affect the effectiveness of internal controls over financial reporting. In addition, valuations supporting Hornbeck’s acquisitions and strategic investments could change rapidly and integration may be more costly to accomplish than Hornbeck expects. Moreover, Hornbeck’s management may not be able to effectively manage a substantially larger business or successfully operate a new line of business. Failure to manage these acquisition risks could materially and adversely affect Hornbeck’s ability to achieve anticipated levels of utilization, profitability or other benefits from the acquisitions, and ultimately could materially and adversely affect Hornbeck’s business, results of operations and financial condition.
Uncertainty surrounding potential legal, regulatory and policy changes, as well as the potential for general market volatility and regulatory uncertainty, may have a material adverse effect on Hornbeck’s results of operations, cash flows and financial position.
Hornbeck and its customers, particularly in the oil and natural gas industry, face continued regulatory and tax uncertainties. The nature, timing and economic effects of any potential change to the current legal and regulatory framework affecting Hornbeck’s and its customers’ businesses are uncertain. Some changes may adversely affect Hornbeck’s or its customers’ operations and have an adverse impact on Hornbeck’s business, financial condition, results of operations and growth prospects. In addition, a significant portion of Hornbeck’s revenue is generated from contracts with the United States government. For the three ended March 31, 2026, charters with the MSC accounted for 15% of Hornbeck’s consolidated revenues. Department of Defense (“DoD”) budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of policy changes or otherwise, the United States government’s budget deficits, any U.S. government shutdown, spending priorities, possible political pressure to reduce United States government military spending and the ability of the U.S. government to enact appropriations bills and other relevant legislation, each of which could cause the DoD budget to remain unchanged or to decline. A significant decline in United States military expenditures could negatively impact Hornbeck’s revenue through an inability to enter into favorable charters with the United States government.
Hornbeck’s contracts with the United States government might not be renewed, may be renewed at lower rates or may impose additional requirements.
In 2023, Hornbeck was informed that the MSC was conducting a market survey of companies capable of providing services Hornbeck currently performs pursuant to a ten-year O&M contract scheduled to expire in February 2025. Hornbeck was subsequently informed that the MSC would seek to renegotiate that O&M contract with Hornbeck on a sole-source basis. Since beginning the renegotiation, Hornbeck was awarded contract extensions to continue Hornbeck’s support under the O&M contract until February 2026, and was awarded further contract extensions until February 2031. Due to factors outside Hornbeck’s control, including government budget cuts or other political events, such as a prolonged government shutdown, Hornbeck may be unable to renegotiate the contract on favorable terms or at all. Further, the contract or the sole-source determination may be challenged by third parties.
Hornbeck’s government contracts may be impacted by new regulatory or legislative requirements that could increase the cost of Hornbeck’s government operations or accelerate obsolescence of vessels Hornbeck employs for the government.
Hornbeck’s business involves a number of operational risks that may disrupt its business or adversely affect its financial results, and insurance may be unavailable or inadequate to protect against such risks.
Hornbeck’s vessels are subject to operating risks, including, but not limited to:
•	catastrophic marine disaster;
•	adverse weather and sea conditions, which may be exacerbated by the effects of climate change, if applicable;

•	mechanical failure;
•	collisions or allisions;
•	oil spills or other hazardous substance releases;
•	navigational errors;
•	acts of God; and
•	war, terrorism or piracy.
The occurrence of any of the enumerated events, or other similar events, may result in vessel damage, vessel loss, personnel injury or death, or environmental contamination. The occurrence of any such event could expose Hornbeck to liability or costs.
Affected vessels may also be removed from service and thus be unavailable for income-generating activity.
Additionally, certain of Hornbeck’s protection and indemnity insurance is provided by various mutual protection and indemnity associations. As associations, they rely on member premiums, investment reserves and income, and reinsurance to manage liability risks on behalf of their members. Increased investment losses, underwriting losses or reinsurance costs could cause domestic or international marine insurance associations to substantially raise the cost of premiums, resulting not only in higher premium costs, but also higher levels of deductibles. Increases in Hornbeck’s premiums or deductible levels could adversely affect Hornbeck’s operating costs.
While Hornbeck believes that its insurance coverage is adequate and insures against risks that are customary in the industry, Hornbeck may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise, and Hornbeck does not maintain insurance for loss of income resulting from a marine casualty.
Operations in offshore waters have inherent and historically higher risk than onshore activities, and Hornbeck’s operations could be affected by third-party actions.
Offshore operations are subject to a variety of operating risks specific to the marine environment, such as perils of the sea and marine casualty events that such perils can cause or contribute to, including capsizing, collisions, allisions and damage or loss from adverse weather conditions. In addition to being vulnerable to the risks associated with operating offshore, Hornbeck may also be affected by actions of third-parties. For example, a third-party marine vessel may damage or destroy Hornbeck’s assets or an accident caused by a third-party marine vessel may cause Hornbeck to be subject to remediation and other costs resulting from releases of hazardous materials and other environmental and natural resource damages. In addition to utilization loss of Hornbeck’s vessels and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which Hornbeck could be held responsible.
Further, the offshore oil and gas and alternative energy industries are subject to unforeseen occurrences or catastrophic events such as hurricanes, fires, explosions, collisions involving marine vessels and oil spills. Such catastrophic events could negatively affect the industry as a whole, which could have a material adverse effect on Hornbeck’s business and on its financial position, results of operations and cash flows.
Hornbeck’s operations may be materially adversely affected by tropical storms and hurricanes.
Tropical storms, hurricanes and the threat of tropical storms and hurricanes often result in the shutdown of operations in coastal regions, including the U.S. GoA, as well as operations within the path and the projected path of the tropical storms or hurricanes. The Atlantic hurricane season is June through November. Hornbeck may incur losses in its business in excess of: (i) those experienced in prior years, (ii) the average expected level used in pricing, or (iii) current insurance coverage limits. The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. In addition, climate change could result in an increase in the frequency and severity of tropical storms, hurricanes or other extreme weather events. Additionally, climate change may adversely impact the demand, price, and availability of insurance. In the future, during a tropical storm or hurricane, Hornbeck may be unable to operate in the area of the storm. Additionally, tropical storms or hurricanes may cause evacuation of personnel, reduce the areas in which, or the number of days during which, Hornbeck’s customers would contract for its vessels in general and cause damage to its vessels and other equipment, which may result in suspension of certain operations. The shutdowns, related evacuations and damage can create unpredictability in activity and utilization rates, as well as delays and cost overruns, which could have a material adverse effect on Hornbeck’s business, financial condition and results of operations.

Cybersecurity attacks may result in potential liability or reputational damage or otherwise adversely affect Hornbeck’s business.
Many of Hornbeck’s business and operational processes are heavily dependent on traditional and emerging technology systems, some of which are managed by Hornbeck and some of which are managed by third-party service and equipment providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. Hornbeck uses computerized systems to help run its financial and operations functions, including the processing of payment transactions, store confidential records and conduct vessel operations, which may subject Hornbeck’s business to increased risks. If any of Hornbeck’s financial, operational or other technology systems fail or have other significant shortcomings, Hornbeck’s financial results could be adversely affected. Hornbeck’s financial results could also be adversely affected if an employee or other third party causes its operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating its operational systems. In addition, dependence upon automated systems, including those on board Hornbeck’s vessels, may further increase the risk of operational system flaws, and employee or other tampering or manipulation of those systems will result in losses that are difficult to detect.
Cybersecurity incidents are increasing in frequency and magnitude across all business types. Hornbeck has experienced attempted cybersecurity attacks but has not suffered any material adverse effect to Hornbeck’s business and operations as a result of such attempts. Hornbeck has implemented security measures, internal controls and testing that are designed to detect and protect against cyberattacks. Hornbeck regularly updates and reviews Hornbeck’s testing protocols, however, no security measure is infallible. Despite these measures and any additional measures Hornbeck may implement or adopt in the future, Hornbeck’s facilities, vessels and systems, and those of Hornbeck’s third-party service providers, have been and are vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, misdirected wire transfers, and other adverse events, including threats to Hornbeck’s critical operations technologies and process control networks. Third-party systems on which Hornbeck relies could also suffer such attacks or operational system failures. Any of these occurrences could result in material harm to Hornbeck’s business, including ransom payments, significant remediation and cybersecurity protection costs, loss of customer or employee data, loss of intellectual property or proprietary information, litigation and legal risks, including regulatory actions, potential liability, reputational damage, or damage to Hornbeck’s competitiveness, stock price and long-term shareholder value, or otherwise have an adverse effect on Hornbeck’s business, operations and financial results.
In addition, laws and regulations governing data privacy and the unauthorized disclosure of confidential or protected information and recent legislation in certain U.S. states, pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.
Hornbeck’s operations in international markets and shipyard activities in foreign shipyards subjects Hornbeck to risks inherent in conducting business internationally.
Hornbeck derives a portion of its revenues from foreign sources. In addition, certain of Hornbeck’s shipyard repair and procurement activities are being conducted with foreign vendors. Hornbeck therefore faces risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel detentions, seizures or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, kidnapping of or assault on personnel, piracy, adverse tax consequences, difficulties and costs of staffing international operations and language and cultural differences. Hornbeck does not hedge against foreign currency risk. While Hornbeck endeavors to contract in U.S. dollars when operating internationally, some contracts may be denominated in a foreign currency, which would result in a foreign currency exposure risk. Hornbeck also faces risks related to administrative or other legal changes in foreign cabotage laws, or other legal or administrative changes that adversely impact planned or expected offshore energy development. See “—Hornbeck is regularly confronted with administrative actions taken by Mexican authorities that require a high degree of effort and can be costly to challenge. Not prevailing in certain pending or any potential future disputes with Mexican administrative authorities could have a material adverse impact on Hornbeck’s operations and strategic efforts in Mexico and /or its business, financial position and results of operations.” All of these risks associated with Hornbeck’s international operations are beyond Hornbeck’s control and difficult to insure against. Hornbeck cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on Hornbeck’s financial condition and results of operations.

Hornbeck’s employees are covered by federal laws that may subject Hornbeck to job-related claims in addition to those provided by state laws.
Provisions of the Jones Act, the Death on the High Seas Act and general maritime law cover certain of Hornbeck’s employees. These laws preempt state workers’ compensation laws and permit employees and their representatives to pursue actions against employers for job-related tort claims in federal courts. Because Hornbeck is generally not protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, Hornbeck may be exposed to higher damage awards for these types of claims.
Hornbeck is susceptible to unexpected increases in operating expenses such as crew wages, materials and supplies, maintenance and repairs and insurance costs.
Many of Hornbeck’s operating costs, such as crew wages, materials and supplies, maintenance and repairs, and insurance costs are unpredictable and vary based on events beyond Hornbeck’s control. Hornbeck’s profitability will vary based on fluctuations in operating costs. If Hornbeck’s operating costs increase, Hornbeck may not be able to recover such costs from customers. Such an increase in operating costs could adversely affect Hornbeck’s financial results.
Hornbeck may be unable to collect amounts owed to it by customers.
Hornbeck typically grants customers credit on a short-term basis. Because Hornbeck does not typically collect collateralized receivables from customers, Hornbeck is subject to credit risk on the credit Hornbeck extends. Hornbeck estimates uncollectible accounts in Hornbeck’s financial statements based on historical losses, current economic conditions, and individual customer evaluations. However, Hornbeck’s estimates may not be accurate and the receivables due from customers as reflected in Hornbeck’s financial statements may not be collectible.
Hornbeck’s business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and/or mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect Hornbeck’s financial results.
One of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase Hornbeck’s insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, Hornbeck’s customers would contract for Hornbeck’s vessels in general and in the U.S. GoA in particular. Such conditions could also cause damage to Hornbeck’s assets. Any of these impacts, individually or in the aggregate, could materially and adversely affect Hornbeck’s business, financial conditions, and results of operations. Hornbeck is currently unable to predict the manner or extent of any such effect. Hornbeck’s ability to mitigate the adverse physical impacts of climate change depends in part upon Hornbeck’s disaster preparedness and response and business continuity planning.
Combating the effects of climate change continues to attract global attention, including from regulators, legislators, companies in a variety of industries, financial market participants and other stakeholders. This focus, together with government grants, incentives and subsidies focused on alternative energy development and changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, petroleum products and the use of products manufactured with, or powered by, petroleum products, may in the long-term result in (i) the enactment of additional climate change-related regulations, policies and initiatives (at the government regulator, corporate and/or investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions measures and responsible energy development, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology, and increasing efficiency) and (iii) increased availability of, and increased consumer and industrial/commercial demand for, alternative energy sources and products manufactured with, or powered by, alternative energy sources (e.g., electric vehicles and renewable residential and commercial power supplies).
Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to monitor, restrict or regulate existing emissions of GHGs, such as carbon dioxide and methane, as well as to restrict or eliminate future emissions. Restrictions on GHG emissions that may be imposed, or the adoption and implementation of regulations that require reporting of GHG emissions or other climate-related information or otherwise seek to limit GHG emissions (including carbon pricing schemes) from Hornbeck or its customers, could adversely affect Hornbeck’s business and the oil and gas industry. Accordingly, Hornbeck’s business and operations, and those of Hornbeck’s customers, are subject to executive, regulatory, political and financial risks associated with marine transportation, petroleum products and the emission of GHGs. Any legislation or regulatory programs related to climate change could increase Hornbeck’s costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for petroleum and related marine transportation services, reduce Hornbeck’s access to financial markets, and create greater potential for governmental investigations or litigation. For example, the adoption of legislation or regulatory programs to reduce GHG emissions could require Hornbeck or its customers to incur increased operating costs or acquire emissions allowances or to comply with new regulatory requirements. Such regulatory initiatives could also stimulate demand for alternative forms of energy that do not rely on petroleum products and indirectly reduce demand for Hornbeck’s services.
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of and technological advances with respect to alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for oil and natural gas and therefore indirectly negatively impact Hornbeck’s revenues. Furthermore, as Hornbeck’s competitors use or develop new technological advances designed to reduce their impacts on the environment or climate change, such as the use of alternative fuels for marine vessels, Hornbeck may be placed at a competitive disadvantage or may be forced by competitive pressures to implement new technologies at substantial costs. Hornbeck may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies Hornbeck uses now or in the future were to become obsolete, Hornbeck’s business, financial condition or results of operations could be materially and adversely affected.
Additionally, certain segments of the investor community have recently expressed negative sentiment towards investing in the oil and natural gas industry and associated businesses. Climate change-related developments in particular may result in negative perceptions of the traditional oil and gas industry and, in turn, reputational risks involving business activities associated with petroleum product exploration and production. There have been efforts in recent years, for example, to influence the investment community, including investment advisors, insurance companies, and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Financial institutions may elect in the future to shift some or all of their investment into non-fossil fuel related sectors. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on social and environmental considerations. Institutional lenders who provide financing to companies associated with the oil and gas industry have also become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. Such developments could ultimately result in reduced demand for Hornbeck’s services or reduce Hornbeck’s access to, and increase the cost of, debt or capital.
Any legislation, regulatory programs, technological advances or social pressures related to climate change could increase Hornbeck’s or its customers’ operating and compliance costs, reduce demand for Hornbeck’s services, and, together with negative investor sentiment, may have a material adverse effect on Hornbeck’s business, financial condition, results of operations and cash flows.
Increased scrutiny and changing stakeholder expectations with respect to sustainability matters may impact Hornbeck’s business and expose Hornbeck to additional risks.
Companies across all industries are facing increasing scrutiny from stakeholders related to their sustainability practices. A number of advocacy groups, both domestically and internationally, have engaged in activism campaigns centered around increasing attention and demands for governmental and private sector action related to climate change and promoting the use of substitutes to fossil fuel products. Further, failure or a perception (whether or not valid) of failure to implement Hornbeck’s sustainability strategy or any achieve sustainability goals and targets that Hornbeck has or may set, could damage Hornbeck’s reputation, causing its investors or other stakeholders to lose confidence in Hornbeck, and negatively impact Hornbeck’s operations. In addition, Hornbeck could be criticized for the timing, scope or nature of these initiatives or goals, or for any revisions to them. There can be no assurance that Hornbeck will be able to accomplish any announced goals, targets initiatives, commitments or objectives related to its sustainability strategy, as statements regarding the same reflect Hornbeck’s current plans and aspirations and are not guarantees that Hornbeck will be able to achieve them within the timelines it announces, or at all. In certain circumstances, Hornbeck could determine in its discretion that it is not feasible or practical to implement or complete certain of its sustainability goals, targets, initiatives, policies or procedures based on cost, timing or other considerations.
Hornbeck’s efforts to research, establish, accomplish and accurately report on the implementation of Hornbeck’s sustainability strategy, including any related goals, may also create additional operational risks and expenses and expose Hornbeck to reputational, legal and other risks. Moreover, while Hornbeck may create and publish voluntary disclosures regarding sustainability matters from time to time, some of the statements in those voluntary disclosures may be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many sustainability matters. Challenges brought by third parties could also result in Hornbeck’s being penalized or criticized based on any inaccuracy, inadequacy, or incompleteness of such disclosures. The occurrence of any of the foregoing could have a material adverse effect on Hornbeck’s reputation, business and financial condition.
Further, Hornbeck’s business and growth opportunities require Hornbeck to have strong relationships with various key stakeholders, including Hornbeck’s investors, employees, suppliers, customers and others. Hornbeck may face pressures from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce Hornbeck’s carbon footprint and promote sustainability while at the same time remaining a successfully operating business. At the same time, stakeholders and regulators have increasingly expressed or pursued divergent and evolving views, legislation and investment expectations with respect to sustainability, including the enactment or proposal of “anti-ESG” legislation or policies. Hornbeck may also face negative impacts from consumers who do not support climate-related initiatives or concerns. If Hornbeck does not successfully manage expectations across these varied stakeholder interests, it could erode Hornbeck’s stakeholder trust and thereby affect its brand and reputation. Such erosion of confidence could negatively impact Hornbeck’s business through decreased demand and growth opportunities, delays in projects, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, difficulty obtaining necessary approvals and permits from governments and regulatory agencies on a timely basis and on acceptable terms and difficulty securing investors and access to debt or capital.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes and benchmarking assessments for evaluating companies on their approach to sustainability matters. Such ratings are used by some investors to inform their investment decisions and thus unfavorable ratings could have a negative impact on Hornbeck’s access to and cost of capital as well as Hornbeck’s reputation.
Supplier capacity constraints or shortages in parts, equipment or materials, supplier production disruptions, supplier quality and sourcing issues or price increases could increase Hornbeck’s operating costs, decrease its revenues and adversely impact its operations.
Hornbeck’s reliance on third-party suppliers, manufacturers and service providers to secure equipment and materials used in its operations exposes Hornbeck to volatility in the quality, price and availability of such items. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Further, the volatility of the price of steel can impact the construction and repair costs of Hornbeck’s vessels. When Hornbeck seeks to reactivate stacked vessels, upgrade its active vessels or purchase additional vessels, these reductions and global supply chain constraints could make it more difficult for Hornbeck to find equipment, materials, parts and labor for Hornbeck’s vessels. If an alternative vendor to obtain equipment or parts is unavailable, many of the specialized parts and equipment Hornbeck utilizes are rebuildable, can be found in the aftermarket, or can be substituted with crossover components in a similar time period, or if such options were unavailable or could not be completed in a timely manner, Hornbeck has a sufficient fleet size with legacy technology to use component parts from certain vessels to keep its other vessels running. However, there is a risk that the use of one or more of such alternatives could cause a disruption or delay to Hornbeck’s operations resulting in an adverse effect on its business. While Hornbeck believes it maintains a sufficient inventory of spare parts and equipment and have employed highly-trained, internal technical resources, including engineers and repair technicians, capable of maintaining, repairing or rebuilding the specialized machinery and equipment aboard Hornbeck’s vessels, there can be no assurance that these measures would be sufficient to avoid an adverse impact on Hornbeck’s business during periods of reduced demand or supply chain constraints. A disruption or delay in the deliveries from third-party suppliers, capacity constraints, production disruptions, price increases (including those related to the price of steel, inflation and supply chain disruptions), defects or quality-control issues, recalls or other decreased availability or servicing of parts and equipment could adversely affect Hornbeck’s ability to meet its commitments to customers on a timely basis and adversely impact Hornbeck’s operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase Hornbeck’s operating costs.
Hornbeck may be unable to effectively and efficiently manage its fleet as Hornbeck expands or further diversifies its business and service offerings, which could cause volatility of Hornbeck’s earnings from period to period or have an adverse effect on its business, financial condition and results of operations.
Hornbeck has expanded, and plans to continue to expand, the size, scope and nature of its business through mergers and acquisitions, resulting in an increase in the breadth of Hornbeck’s fleet, the variety of services Hornbeck offers and the geographic markets in which Hornbeck operates, including in traditional oilfield drilling, production and specialty services as well as offshore wind, military and other non-oilfield applications. Business expansion and revenue diversification into non-oilfield related industries places increasing demands on Hornbeck and its fleet. Hornbeck must anticipate demand well into the future in order to service its extensive customer base. The inability to effectively and efficiently manage Hornbeck’s assets to meet the current and future needs of its customers, which may vary widely from Hornbeck’s original expectations due to a number of factors beyond Hornbeck’s control, including periods of difficult market conditions or slowdowns in any of the business sectors or various regions in which Hornbeck operates, could have an adverse effect on Hornbeck’s business, financial condition and results of operations. Additionally, as Hornbeck continues to diversify its business, it may experience temporary downtime in use of its vessels as Hornbeck transitions and outfit a vessel in response to changing customer demands and specific needs of a particular project. Further, Hornbeck could experience any of these conditions simultaneously, which could magnify any adverse impact on Hornbeck’s results of operations, including greater volatility of its earnings from period to period, than might have otherwise occurred if such conditions were experienced individually.
Certain of Hornbeck’s principal stockholders are involved in other ventures related to the offshore services industry and have the ability to take actions that could conflict with Hornbeck’s interests.
Certain of Hornbeck’s directors, including those directors appointed by its principal stockholders or their investment managers or respective affiliates are involved in the offshore services industry through their direct and indirect participation in businesses which are Hornbeck’s potential competitors, service providers or customers. Situations may arise in connection with potential acquisitions, investments or contractual disputes where the other interests of these directors may conflict with Hornbeck’s interests. Although Hornbeck’s directors with conflicts of interest will be subject to and expected to follow the procedures set out in applicable legislation, regulations, rules and policies, any conflicts of interest may not be resolved in favor of Hornbeck’s interests. Additionally, the involvement of Hornbeck’s directors with other business ventures may require their time and attention be shared with their other business ventures.
Hornbeck’s principal stockholders may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to Hornbeck’s other investors and lenders. In addition, Hornbeck’s principal stockholders and their investment managers and respective affiliates are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with Hornbeck’s business, as well as businesses that are significant existing or potential customers or service providers. Hornbeck’s principal stockholders or their investment managers or respective affiliates may also seek to acquire businesses and/or assets that Hornbeck seeks to acquire and, as a result, these acquisition opportunities may not be available to Hornbeck or may be more expensive for Hornbeck to pursue.
Risks Relating to Legal, Regulatory, Accounting and Tax Matters
Hornbeck does not own the Hornbeck Brands, but may use the Hornbeck Brands pursuant to the terms of a license granted by HFR, and its business may be materially harmed if Hornbeck breaches its license agreement or it is terminated.
In connection with the closing of the mergers, Hornbeck will amend and restate its Third Amended and Restated Trade Name and Trademark License Agreement, dated September 4, 2020 (the “Third A&R License Agreement”) as the Fourth Amended and Restated Trade Name and Trademark License Agreement (the “Fourth A&R License

Agreement”). The Fourth A&R License Agreement was executed on April 23, 2026 and will be effective upon the closing of the mergers, and in the event the merger agreement is terminated, the Third A&R License Agreement will remain in full force and effect. Pursuant to the Fourth A&R License Agreement (as defined herein) between Hornbeck and HFR, LLC, a Texas limited liability company owned by Todd M. Hornbeck and his brother Troy A. Hornbeck (“HFR”), the combined company will have an exclusive license to use the various Hornbeck trade names and trademarks as provided in the Fourth A&R License Agreement, which include “Hornbeck,” “Hornbeck Offshore,” “Hornbeck Offshore Services,” “HOS,” “HOSMAX,” “HOSS” and Hornbeck’s current horse head logos (the “Hornbeck Brands”) in connection with the existing Hornbeck business and the recently-merged Helix business. The Fourth A&R License Agreement eliminates the ongoing quarterly fee of $250,000 ($1.0 million annually) for use of the Hornbeck Brands, and an additional annual fee payable based upon Hornbeck achieving certain EBITDA thresholds in a given year (the “Performance Fee”) in exchange for a single one-time payment of $17,400,000 paid to HFR plus any amounts earned under the Third A&R License Agreement that remain due and payable through the closing of the mergers. The Fourth A&R License Agreement will continue until the later of the seventh (7th) anniversary of the closing of the mergers and the second (2nd) anniversary of the date that Todd M. Hornbeck is no longer Hornbeck’s President and Chief Executive Officer (other than for Todd M. Hornbeck’s resignation as President while he remains Chief Executive Officer). The Fourth A&R License Agreement is terminable by HFR for Hornbeck’s material breach of the Fourth A&R License Agreement or if Hornbeck ceases to use a Hornbeck Brand as its primary corporate identifier for the Hornbeck business, ceases to use HOS ticker symbol (subject to certain exceptions), or ceases to use a Hornbeck Brand in the corporate name of the surviving company.
Termination of the Fourth A&R License Agreement would eliminate Hornbeck’s rights to use the Hornbeck Brands, the HOS ticker symbol, and Hornbeck’s corporate name and may result in Hornbeck’s having to undergo other significant rebranding efforts. Loss of the rights to use the Hornbeck Brands could disrupt Hornbeck’s recognition in the marketplace, damage goodwill Hornbeck may have generated, and otherwise have a material adverse effect on Hornbeck. These rebranding efforts may require significant resources and expenses and may affect Hornbeck’s ability to attract and retain customers, all of which may have a material adverse effect on Hornbeck’s business, contracts, financial condition, operating results, liquidity and prospects.
Hornbeck’s success also depends in part upon successful prosecution, maintenance, enforcement and protection of its owned and licensed intellectual property, including the Hornbeck Brands that it licenses from HFR. Under the Fourth A&R License Agreement, Hornbeck will be obligated to take actions to obtain, maintain, enforce and protect the Hornbeck Brands. Should Hornbeck fail to maintain, enforce or protect the Hornbeck Brands or other intellectual property, Hornbeck could be materially harmed. See “Related Party Transactions of Directors and Executive Officers of Hornbeck—Third and Fourth Amended and Restated License Agreement.”
Defending against intellectual property claims could adversely affect Hornbeck’s business.
Hornbeck may from time to time face allegations that it is infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of its competitors. Hornbeck may be unaware of the intellectual property rights that others may claim cover some or all of its technology or services. Irrespective of the validity of any such claims, Hornbeck could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on Hornbeck’s business, contracts, financial condition, operating results, liquidity and prospects.
Even if these matters do not result in litigation or are resolved in Hornbeck’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of Hornbeck’s management team and harm Hornbeck’s business, operating results and reputation.
Subjective estimates and judgments used by management in the preparation of Hornbeck’s financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact Hornbeck’s financial condition and results of operations.
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in Hornbeck’s financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of

Hornbeck’s financial statements. These changes can materially impact how Hornbeck records and reports its financial condition and results of operations. In some instances, Hornbeck could be required to apply a new or revised standard retrospectively. If the estimates and judgments Hornbeck uses in preparing its financial statements are subsequently found to be incorrect or if Hornbeck is required to restate prior financial statements, Hornbeck’s financial condition or results of operations could be significantly affected.
Changes in tax laws could adversely affect Hornbeck’s business, financial condition and results of operations.
Changes in tax laws in any of the multiple jurisdictions in which Hornbeck operates, or adverse outcomes from tax audits that Hornbeck may be subject to in any such jurisdiction, could result in an unfavorable change in Hornbeck’s effective tax rate, which could adversely affect Hornbeck’s business, financial condition and operating results. The United States has recently enacted significant changes to U.S. tax law. Hornbeck is continuing to review the impact of this legislation. Additionally, new income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, or interpreted, changed, modified, or applied adversely to Hornbeck, any of which could adversely affect Hornbeck’s business operations and financial performance.
Further, Hornbeck operates in a number of jurisdictions, which contributes to the volatility of Hornbeck’s effective tax rate. Changes in tax laws or the interpretation of tax laws in the jurisdictions in which Hornbeck operates may affect Hornbeck’s effective tax rate. For example, a number of countries, as well as organizations such as the Organization for Economic Cooperation and Development, support a global minimum tax initiative. Such countries and organizations are also actively considering changes to existing tax laws or have proposed new tax laws that could increase Hornbeck’s tax obligations. In addition, Hornbeck is required under GAAP to place valuation allowances against Hornbeck’s NOL carryforwards and other deferred tax assets in certain tax jurisdictions. These valuation allowances result from analysis of positive and negative evidence supporting the realization of tax benefits. Negative evidence includes a cumulative history of pre-tax operating losses in specific tax jurisdictions. Changes in valuation allowances have historically resulted in material fluctuations in Hornbeck’s effective tax rate. Economic conditions or changes in tax laws may dictate the continued imposition of current valuation allowances and, potentially, the establishment of new valuation allowances. While significant valuation allowances remain, Hornbeck’s effective tax rate will likely continue to experience significant fluctuations. Furthermore, certain foreign jurisdictions may take actions to delay Hornbeck’s ability to collect value-added tax refunds.
Hornbeck is regularly confronted with administrative actions taken by Mexican authorities that require a high degree of effort and can be costly to challenge. Not prevailing in certain pending or any potential future disputes with Mexican administrative authorities could have a material adverse impact on Hornbeck’s operations and strategic efforts in Mexico and/or its business, financial position and results of operations.
In Mexico, Hornbeck is regularly confronted with actions taken by administrative authorities, which actions create uncertainty for Hornbeck and require a high degree of effort and can be costly to challenge.
For instance, in 2023, Mexican regulators challenged Hornbeck’s right to perform cabotage services in Mexico. Hornbeck believes that it is fully compliant with Mexican cabotage requirements and took legal action to preserve its cabotage privileges there, resulting in a Mexican court ordering that Hornbeck’s privileges be reinstated. However, the Secretaría de Marina, the Mexican executive cabinet office responsible for designing, planning, executing and coordinating Mexican maritime public policy (“SEMAR”), has yet to record Hornbeck’s bylaws, which creates uncertainty for Hornbeck’s Mexican franchise. Mexican courts can be unpredictable and recent legal changes in Mexico make it more difficult to obtain interim constitutional relief from illegal actions taken by Mexican administrative authorities. If Hornbeck prevails in its litigation, Hornbeck expects that it will be able to continue to exercise its reinstated privileges, unless legislative or other actions disallow such operations. If Hornbeck does not prevail, Hornbeck expects that it may not be able to continue Mexican cabotage operations under its current structure.
In addition, for several years the Mexican tax authorities have audited certain of Hornbeck’s subsidiaries’ tax returns and asserted certain positions that disallowed significant deductions that Hornbeck believes were validly applied, resulting in additional taxes, interest and penalties being assessed. Hornbeck disagrees with the positions taken by the tax authorities and the resulting amounts assessed and has had to pursue administrative and legal challenges against the Mexican tax authorities, several of which are ongoing. There can be no assurances that Hornbeck will prevail in such challenges. Although Hornbeck does not believe that the final outcome of these particular tax assessments and related proceedings will have a material adverse effect on its financial position or results of operations, these matters require diversion of management’s time and resources which may distract from ongoing business matters and potentially from strategic pursuits or business opportunities that could be beneficial to Hornbeck.

Hornbeck expects that it will continue to face actions from Mexican administrative authorities from time to time that may require it to pursue administrative appeals or litigation, such as those described above. Challenging such actions, regardless of their merit, can be time-consuming, divert management’s attention and resources, cause Hornbeck to incur significant expenses or require Hornbeck to change its business practices. There can be no assurances Hornbeck would prevail in challenging any potential future actions, and an adverse final outcome in any such potential future proceedings could have a material adverse impact on Hornbeck’s operations and strategic efforts in Mexico and its business, financial condition and results of operations.
Hornbeck is subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on Hornbeck’s business, financial condition and results of operations.
Hornbeck is subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the United Nations Convention Against Corruption and the Brazil Clean Company Act. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business or to obtain an improper business benefit. Hornbeck’s business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities.
Hornbeck strives to conduct its business activities in compliance with relevant anti-corruption laws and regulations, and Hornbeck has adopted proactive procedures to promote such compliance. While Hornbeck is not aware of issues of historical noncompliance, full compliance cannot be guaranteed. Violations of anti-corruption laws and regulations, or even allegations of such violations, could result in civil or criminal penalties or other fines or sanctions, including prohibition of Hornbeck’s participating in or curtailment of business operations in those jurisdictions and the seizure of vessels or other assets, which could have a material adverse effect on Hornbeck’s business, financial condition and results of operation. Moreover, Hornbeck may be held liable for actions taken by local partners or agents in violation of applicable anti-bribery laws, even though these partners or agents may themselves not be subject to such laws. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.
Risks Relating to Hornbeck’s Indebtedness
Hornbeck’s indebtedness could materially adversely affect its financial condition.
Hornbeck has a significant amount of indebtedness. As of March 31, 2026, Hornbeck’s total indebtedness was approximately $467.6 million, consisting of $442.6 million outstanding principal amount of Hornbeck’s outstanding term loans (the “Second Lien Term Loans due 2033”) under the Second Lien Term Loan Credit Agreement, dated December 27, 2024, by and among Hornbeck, as borrower, Stonebriar Commercial Finance LLC, as administrative agent, Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Second Lien Credit Agreement”), and $25.0 million outstanding principal amount of revolving loans under the Credit Agreement, dated as of August 13, 2024, as amended by that certain First Amendment to Credit Agreement, dated as of December 27, 2024, by and among Hornbeck, DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent and collateral trustee, and the lenders party thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “First Lien Credit Agreement”).
Hornbeck’s substantial indebtedness could have important consequences, including the following:
•	making it more difficult for Hornbeck to satisfy its other obligations;
•	limiting Hornbeck’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
•
requiring Hornbeck to dedicate a substantial portion of its cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing Hornbeck’s vulnerability to general adverse economic and industry conditions;

•	limiting Hornbeck’s flexibility in planning for and reacting to changes in the industry in which Hornbeck competes;
•	placing Hornbeck at a disadvantage compared to other, less leveraged competitors; and
•	increasing Hornbeck’s cost of borrowing.
In addition, each of the First Lien Credit Agreement and the Second Lien Credit Agreement contains restrictive covenants that limit Hornbeck’s ability to engage in activities that may be in its long-term best interest. Hornbeck’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all Hornbeck’s debt and/or the exercise of other remedies by the lenders and other secured parties thereunder. See “Hornbeck Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Hornbeck may not be able to generate sufficient cash to service all of its indebtedness or repay such indebtedness when due and may be forced to take other actions to satisfy its obligations under its indebtedness, such as refinancings, which may not be successful or completed on favorable terms.
Hornbeck’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond Hornbeck’s control. Hornbeck cannot be sure that its business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit Hornbeck to pay the principal, premium, if any, and interest on its indebtedness.
If Hornbeck’s cash flows and capital resources are insufficient to fund its debt service obligations, Hornbeck could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Hornbeck may not be able to implement any such alternative measures, if necessary, on a timely basis or at all. Even if successful, Hornbeck may not be able to negotiate such alternative actions on favorable terms and such actions may not be sufficient to allow Hornbeck to meet its scheduled debt service obligations.
For example, the loans under the Second Lien Credit Agreement mature in January 2033. If, at such time, market conditions are materially different or Hornbeck’s credit profile has deteriorated, the cost of refinancing Hornbeck’s debt may be significantly higher than its indebtedness existing at that time and may require Hornbeck to comply with more onerous covenants that could further restrict its business operations, or Hornbeck may not be able to refinance such debt at all. Additionally, each of the First Lien Credit Agreement and the Second Lien Credit Agreement restricts, and any of Hornbeck’s future debt instruments may restrict, Hornbeck’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict Hornbeck’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Hornbeck may not be able to consummate any such dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Hornbeck Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.”
Any failure to meet any future debt service obligations or any inability to obtain any additional financing on terms acceptable to Hornbeck or to comply therewith could have a material adverse effect on Hornbeck’s business, financial condition and results of operations.
Despite Hornbeck’s current level of indebtedness, Hornbeck and its subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to Hornbeck’s financial condition described herein.
Hornbeck and its subsidiaries may be able to incur significant additional indebtedness in the future. Although each of the First Lien Credit Agreement and the Second Lien Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions on the incurrence of additional indebtedness also will not prevent Hornbeck from incurring obligations that do not constitute indebtedness.
The terms of the First Lien Credit Agreement and the Second Lien Credit Agreement restrict Hornbeck’s current and future operations, including Hornbeck’s ability to respond to changes or to take certain actions.
Each of the First Lien Credit Agreement and the Second Lien Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit Hornbeck’s ability to engage in acts that may be in Hornbeck’s long-term best interest. See “Hornbeck Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.” The restrictive covenants under the First Lien Credit Agreement and the Second Lien Credit Agreement include restrictions on Hornbeck’s ability to:
•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions or repurchase or redeem Hornbeck’s capital stock;
•	prepay, redeem or repurchase subordinated, junior lien and unsecured debt;
•	issue certain preferred stock or similar equity securities;
•	make loans and investments;
•	sell or otherwise dispose of assets or property, except in certain circumstances;
•	create or incur liens;
•	enter into transactions with affiliates;
•
enter into agreements restricting Hornbeck’s subsidiaries’ ability to pay dividends, to enter into and perform certain intercompany debt transactions and to transfer assets to us or other subsidiaries;

•
permit the sum of Hornbeck’s and Hornbeck’s subsidiaries’ unrestricted cash and cash equivalents, determined in accordance with GAAP (including any cash and cash equivalents held in an account subject to a control agreement in favor of the secured parties under the First Lien Credit Agreement and the Second Lien Credit Agreement and any unused commitments available to be borrowed under any other permitted debt facility) to be less than $25 million as of the last day of any fiscal quarter; and

•
make fundamental changes in Hornbeck’s business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations.

As a result of these restrictions, Hornbeck may be:
•	limited in how Hornbeck conduct its business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect Hornbeck’s ability to grow in accordance with its strategy.
A breach of the covenants or restrictions under the First Lien Credit Agreement or the Second Lien Credit Agreement could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and/or exercise other remedies and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In exacerbated or prolonged circumstances, one or more of these events could result in Hornbeck’s bankruptcy or liquidation.

SPECIAL MEETING
General
This proxy statement/prospectus is being provided to Helix shareholders as part of a solicitation of proxies by the Helix Board for use at the special meeting. This proxy statement/prospectus provides Helix shareholders with important information about the special meeting and should be read carefully in its entirety.
Date, Time and Place of the Special Meeting
The special meeting of Helix shareholders will be held at Helix’s corporate office at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, on    , 2026, at    , Central Daylight Time (Houston time).
Purpose of the Special Meeting
The special meeting of Helix shareholders is being held to consider and vote on:
1.
a proposal to approve the issuance of shares of Converted Helix Common Stock pursuant to the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual;

2.
a proposal to approve an increase in the authorized Converted Helix Common Stock and Converted Helix Preferred Stock, as set forth in Article V of the certificate of incorporation of the combined company;

3.	a proposal to approve the second merger;
4.
a proposal to approve the plan of conversion, pursuant to which, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA;

5.	a proposal to approve the provisions regarding compliance with the Jones Act, as set forth in Article XV of the certificate of incorporation of the combined company;
6.	a proposal to approve the director and officer citizenship requirement provisions, as set forth in Section 6.7 of the certificate of incorporation of the combined company;
7.	a proposal to approve the submission to jurisdiction provisions, as set forth in Article XIV of the certificate of incorporation of the combined company;
8.	a proposal to approve the provisions limiting liability of officers, set forth in Article VII of the certificate of incorporation of the combined company;
9.	a proposal to approve the removal of the supermajority approval requirements, as set forth in Article XI of the certificate of incorporation of the combined company;
10.	a proposal to approve the corporate opportunities provisions, as set forth in Article IX of the certificate of incorporation of the combined company;
11.
a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Helix’s named executive officers that is based on or otherwise relates to the mergers; and

12.
a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the required merger proposals.

Completion of the mergers is conditioned on the approval by Helix shareholders of each of the required merger proposals. The approval of the optional vote matters is not a condition to the completion of the mergers.
Recommendation of the Helix Board
The Helix Board has (a) determined that the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, were fair to, advisable and in the best interests of, Helix and its shareholders, (b) approved and declared advisable the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, on the terms and subject to the conditions set forth in the merger agreement, (c) directed that the required merger proposals, as well as the optional vote matters, be submitted to Helix shareholders for approval and (d) resolved to recommend that the Helix shareholders vote in favor of the required merger proposals, as well as the optional vote matters. Accordingly, the Helix Board recommends that Helix shareholders vote “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. For additional information regarding how the Helix Board recommends that Helix shareholders vote and the factors the Helix Board considered in determining to make such recommendations, see the section titled “The Mergers—Recommendation of the Helix Board and Reasons for the Mergers.”
Amy H. Nelson abstained from voting on the transaction due in large part to concerns regarding Helix’s intention to change its name in connection with closing of the transaction to “Hornbeck Offshore Services, Inc.” pursuant to the terms of the merger agreement, and the associated licensing arrangement pursuant to which an entity partially owned by Todd M. Hornbeck will provide, in exchange for an upfront fee and subject to certain conditions and termination events, a seven-year license to the combined company to use various Hornbeck trade names and trademarks. See “The Mergers—Recommendation of Helix’s Board and Reasons for the Mergers—Views of Abstaining Director.”
This proxy statement/prospectus contains important information regarding the required merger proposals and the optional vote matters, as well as the factors that Helix shareholders should consider when deciding how to cast their votes. Helix shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the merger agreement, including the mergers and other transactions contemplated by the merger agreement, the required merger proposals and the optional vote matters.
Voting by Directors and Executive Officers
On the record date, Helix directors and executive officers, as a group, beneficially owned and were entitled to vote 9,992,502 shares of Helix common stock, or approximately 6.78% of the issued and outstanding shares of Helix common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Helix, Helix currently expects that all of its directors and executive officers will vote their shares “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
Record Date
The Helix Board has fixed the close of business on July 27, 2026 as the record date for the determination of the Helix shareholders entitled to receive notice of, and to vote at, the special meeting. The Helix shareholders of record on the record date are the only Helix shareholders that are entitled to receive notice of, and to vote at, the special meeting.
Outstanding Shares and Voting Rights of Helix Shareholders
At the close of business on the record date, 147,382,447 shares of Helix common stock were issued and outstanding, held of record by 272 holders. Each share of Helix common stock outstanding on the record date is entitled to one vote on each proposal and any other matter coming before the special meeting.
Shareholder List
A list of the Helix shareholders of record who are entitled to vote at the special meeting will be available at the special meeting for examination by any shareholder present at such meeting.
Quorum
No business may be transacted at the special meeting unless a quorum is present. Holders of shares of Helix common stock entitled to exercise a majority of the voting power of Helix entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting. Abstentions and broker non-votes will be included in determining whether a quorum is present at the special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.
If a quorum is present at the time the special meeting is convened, Helix shareholders present at the special meeting, whether in person or represented by proxy, may continue to transact business at the special meeting until adjournment, even if a number of Helix shareholders withdraw from the special meeting such that the number of Helix shareholders remaining present thereafter constitutes less than a quorum. However, if a quorum is not present, whether in person or represented by proxy, the holders of shares of Helix common stock present at the special meeting and entitled to vote thereat will have the power to, and may be asked to, adjourn the special meeting to a future date. See “—Adjournment” below for additional information.
Adjournment
The special meeting may be adjourned from time to time by the affirmative vote of the holders of shares of Helix common stock representing a majority of the shares of Helix common stock, present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting as to the date, time and place to which an adjournment is taken. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the required merger proposals, then Helix shareholders may be asked to approve the adjournment proposal to adjourn the special meeting in order to permit the further solicitation of proxies.
No notice of the reconvened meeting is required to be given if the date, time and place to which an adjournment is taken are announced at the special meeting and the reconvened meeting will be held not more than 120 days after the date of the original meeting. At any reconvened special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See “—Proxies and Revocation” below for additional information.
Vote Required
The votes required to approve the proposals at the special meeting are as follows:
•
The share issuance proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the share issuance proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The authorized share increase proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the authorized share increase proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The second merger proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the second merger proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The plan of conversion proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the plan of conversion proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The Jones Act provisions proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the Jones Act provisions proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The D&O citizenship matters proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the D&O citizenship matters proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The exclusive forum proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the exclusive forum proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The officer exculpation proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the officer exculpation proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The removal of supermajority approval requirement proposal requires the affirmative vote of the holders of shares of Helix common stock representing 80% the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the removal of supermajority vote requirement proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

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The corporate opportunities proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are entitled to vote on the corporate opportunities proposal but not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•
The non-binding compensation proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on such proposal. Assuming a quorum is present, abstentions will have the same effect as a vote “AGAINST” and broker non-votes (if any) will have no effect on the approval of such proposal.

•
The adjournment proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock present at the special meeting, either in person or represented by proxy, and entitled to vote on the adjournment proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for the adjournment proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Voting of Proxies by Holders of Record
If you were a record holder of Helix common stock at the close of business on the record date for the special meeting, a proxy card is enclosed for your use. Helix requests that you vote your shares as promptly as possible by (i) accessing the internet site listed on the Helix proxy card, (ii) calling the toll-free number listed on the Helix proxy card or (iii) submitting your Helix proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Helix common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of Helix common stock represented are to be voted with regard to a particular proposal, the Helix common stock represented by the proxy will be voted in accordance with the recommendation of the Helix Board and, therefore, “FOR” each of the required merger proposals and the optional vote matters, including specifically “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
The business to be conducted at the special meeting is generally limited to the matters set forth in the Notice of Special Meeting of Shareholders. At the date hereof, the Helix Board has no knowledge of any business that will be presented for consideration at the special meeting that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Helix’s notice of special meeting of shareholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.
Your vote is important. Accordingly, if you were a record holder of Helix common stock on the record date for the special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone regardless of whether you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 10:59 p.m., Central Daylight Time (Houston time), on    , 2026 to ensure that the proxies are voted.
Shares Held in Street Name
If you hold shares of Helix common stock through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Helix or by voting in person at the special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of Helix common stock on behalf of their customers may not give a proxy to Helix to vote those shares without specific instructions from their customers.
If you are a Helix shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the proposals.
Voting in Person
If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. If you are a registered Helix shareholder, please be prepared to provide proper identification, such as a driver’s license, at the special meeting. If your shares are held in “street name,” you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.
Proxies and Revocation
Helix shareholders of record may revoke their proxies at any time before their shares of Helix common stock are voted at the special meeting in any of the following ways:
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delivering written notice of revocation of the proxy to Helix’s corporate secretary at Helix’s principal executive offices at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, by no later than    , Central Daylight Time (Houston time), on    , 2026;

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delivering another proxy with a later date to Helix’s corporate secretary at Helix’s principal executive offices at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, by no later than    , Central Daylight Time (Houston time), on    , 2026 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•
submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m., Central Daylight Time (Houston time), on    , 2026 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•
attending the special meeting in person and voting his, her or its shares during the meeting; attendance at the special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Helix corporate secretary before the proxy is exercised or unless you vote your shares in person during the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instructions if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.
Solicitation of Proxies
Helix and Hornbeck will share equally in the costs incurred by Helix for the printing, filing and mailing of this proxy statement/prospectus in connection with the special meeting. However, Helix will pay for the proxy solicitation costs otherwise related to the special meeting. In addition to sending and making available these materials, some of Helix’s directors, officers and other employees may solicit proxies by contacting Helix shareholders by telephone, by mail, by e-mail or online. Helix shareholders may also be solicited by, among others, news releases issued by Helix and/or Hornbeck, postings on Helix’s or Hornbeck’s websites and social media accounts and advertisements in periodicals. None of Helix’s directors, officers or employees will receive any extra compensation for their solicitation services. Helix has also retained Okapi Partners LLC as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Okapi Partners LLC will receive an estimated fee of approximately $50,000, plus reasonable out-of-pocket expenses and fees for any additional services. Helix will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Helix common stock and obtaining their proxies.
Other Matters
At this time, Helix knows of no other matters to be submitted at the special meeting.
Questions and Additional Information
Helix shareholders may contact Helix’s proxy solicitor with any questions about the required merger proposals, the optional vote matters or how to vote or to request additional copies of any materials at:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
info@okapipartners.com
Shareholders may call toll-free: (888) 785-6709
Banks and brokers, please call: (212) 297-0720

THE SHARE ISSUANCE PROPOSAL
This proxy statement/prospectus is being furnished to you as a shareholder of Helix as part of the solicitation of proxies by the Helix Board for use at the special meeting to consider and vote upon a proposal to approve the issuance of Converted Helix Common Stock pursuant to the terms of the merger agreement, which is attached as Annex A to this proxy statement/prospectus.
Under the NYSE rules, a company listed on the NYSE is required to obtain shareholder approval prior to the issuance of common stock if (i) the number of shares of common stock to be issued in such transaction is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock under Section 312.03(c) of the NYSE’s Listed Company Manual or (ii) such issuance constitutes a change of control under Section 312.03(d) of the NYSE’s Listed Company Manual. If the mergers are completed, it is currently estimated that the combined company will issue, or will become obligated to issue upon exercise of certain securities of Hornbeck to be assumed by the combined company in connection with the mergers, an aggregate of approximately 188.7 million shares of Converted Helix Common Stock as a result of the mergers, including 184.9 million shares of Converted Helix Common Stock issuable to Hornbeck securityholders and 3.8 million shares of Converted Helix Common Stock issuable upon settlement of Helix’s outstanding unvested restricted stock unit awards and performance share unit awards (assuming achievement of maximum performance for Helix performance share unit awards), which will exceed 20% of the shares of Helix common stock outstanding before such issuance, and such issuance may also constitute a change of control under Section 312.03(d) of the NYSE’s Listed Company Manual, and for these reasons Helix must obtain the approval of Helix shareholders for such issuance.
Upon completion of the mergers, and subject to the terms and conditions of the merger agreement, each share of Hornbeck common stock issued and outstanding immediately prior to the effective time (excluding excluded shares and dissenting shares) will be converted into the right to receive 10.27167 shares of Converted Helix Common Stock, as described in the section titled “The Merger Agreement—Merger Consideration.” In addition, in connection with the mergers, at the effective time, (i) each Creditor Warrant that is outstanding as of immediately prior to the effective time will be converted into the right to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or, in accordance with the applicable Jones Act restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants to acquire such Converted Helix Common Stock), (ii) each Hornbeck performance restricted stock unit award and restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock, (iii) each Helix restricted stock award that is outstanding immediately prior to the effective time will be in respect of Converted Helix Common Stock and be fully vested, (iv) each Helix performance share unit award and Helix restricted stock unit award that is outstanding as of immediately prior to the effective time will be canceled and the holder thereof will become entitled to receive, in accordance with the merger agreement, a number of shares of Converted Helix Common Stock (or a cash payment, as the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash), (v) each Hornbeck stock option that is outstanding as of immediately prior to the effective time will be fully vested, assumed by the combined company and converted into, in accordance with the merger agreement, a number of options in respect of Converted Helix Common Stock and (vi) each Jones Act Warrant that is outstanding as of immediately prior to the effective time will be assumed by the combined company and, subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock, in each case as described in the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.” The actual number of shares of Converted Helix Common Stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on the number of Helix equity awards outstanding immediately prior to such time, calculated on a fully diluted basis, and the number of shares of Hornbeck common stock, warrants and equity awards issued and outstanding immediately prior to such time, calculated on a fully diluted basis.
In the event the share issuance proposal is approved by the Helix shareholders, but Helix shareholders do not approve each of the other required merger proposals, one or more of the other conditions to consummation of the mergers are not satisfied or waived or the merger agreement is terminated (without the mergers being completed) prior to the consummation of the transactions contemplated thereby, Helix will not issue any shares of Converted Helix Common Stock as a result of the approval of the share issuance proposal.

Effect of Not Obtaining Required Vote for the Share Issuance Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. Accordingly, if this proposal is not approved, the mergers will not be consummated.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE SHARE ISSUANCE PROPOSAL.

THE AUTHORIZED SHARE INCREASE PROPOSAL
Helix shareholders are being asked at the special meeting to consider and vote upon a proposal to approve an increase in the authorized Helix common stock and Helix preferred stock as set forth in Article V of the certificate of incorporation of the combined company. If adopted by the Helix shareholders, the increased authorized Helix common stock and Helix preferred stock would become effective upon filing of the certificate of incorporation of the combined company with the Secretary of State of the State of Delaware.
Helix’s existing Articles of Incorporation authorizes Helix to issue 240,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock with $0.01 par value. The certificate of incorporation of the combined company authorizes the issuance up to 410,000,000 shares of capital stock, consisting of up to 400,000,000 shares of common stock, par value $0.00001 per share, and up to 10,000,000 shares of preferred stock, par value $0.00001 per share.
As of July 29, 2026, Helix had 240,000,000 authorized shares of Helix common stock, with approximately 147.4 million shares of Helix common stock (including approximately 127,000 shares of Helix common stock subject to restricted stock awards) outstanding, approximately 3.8 million shares of Helix common stock subject to outstanding unvested restricted stock unit awards and performance share unit awards (assuming maximum performance), and approximately 5.4 million shares of Helix common stock remain available for grant under Helix’s equity incentive plans. As of July 29, 2026, Helix had 5,000,000 authorized shares of Helix preferred stock, with approximately no shares of Helix preferred stock outstanding. In addition, if the mergers are completed, it is currently estimated that the combined company will issue, or will become obligated to issue upon exercise of certain securities of Hornbeck to be assumed by the combined company in connection with the mergers, an aggregate of approximately 188.7 million shares of Converted Helix Common Stock as a result of the mergers, including 184.9 million shares of Converted Helix Common Stock issuable to Hornbeck securityholders and 3.8 million shares of Converted Helix Common Stock issuable upon settlement of Helix’s outstanding unvested restricted stock unit awards and performance share unit awards (assuming achievement of maximum performance for Helix performance share unit awards).
Approval of the authorized share increase proposal is a condition to the completion of the mergers. The additional authorized shares of Helix common stock and Helix preferred stock contemplated by the authorized share increase proposal are necessary to effect the issuance of shares of Converted Helix Common Stock pursuant to the terms of the merger agreement. The Helix Board believes that the increased number of authorized shares of capital stock contemplated by the authorized share increase proposal also is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the combined company stockholders (except as required by applicable law or NYSE rules), for such corporate purposes as may be determined by the combined company board, including, but not limited to, financings, potential strategic transactions, including mergers, acquisitions and business combinations, grants under equity compensation plans, stock dividends, and stock splits, as well as other general corporate purposes. The additional authorized common stock and preferred stock would be a part of the existing classes of Helix common stock and Helix preferred stock and, if issued, would have the same rights and privileges as the shares of Helix common stock and preferred stock presently issued and outstanding (in each case after giving effect to the Conversion and the effectiveness of the certificate of incorporation of the combined company). For more information on the rights and privileges of the shares of Helix capital stock before and after the Conversion, see the sections titled “Plan of Conversion Proposal” and “Comparison of Stockholders’ Rights.”
Other than payment of the merger consideration, the issuance of shares upon exercise of the assumed warrants and options, the issuances of shares upon vesting and cancelation of Helix and Hornbeck equity awards, the issuance of shares available for grant under Helix’s equity incentive plans, Helix has no current plan, commitment, arrangement, understanding or agreement regarding the issuance of the additional shares of Converted Helix Common Stock that will result from Helix’s adoption of the proposal. While adoption of the proposal would not have any immediate dilutive effect on the proportionate voting power or other rights of Helix’s existing shareholders, the issuance of shares of Converted Helix Common Stock to Hornbeck stockholders pursuant to the terms of the merger agreement will, among other things, dilute the earnings per share of Converted Helix Common Stock and the equity and voting rights of those holding Converted Helix Common Stock at the time such shares are issued. For additional information, see the section titled “The Share Issuance Proposal.” Further, any future issuance of additional authorized shares of Converted Helix Common Stock may, among other things, dilute the earnings per share of the Converted Helix Common Stock and the equity and voting rights of those holding Converted Helix Common Stock at the time the additional shares are issued.
In addition to the corporate purposes mentioned above, an increase in the number of authorized shares of Helix common stock may make it more difficult to, or discourage an attempt to, obtain control of Helix by means of a takeover bid that the Helix Board determines is not in the best interest of Helix and its shareholders. However, the Helix Board does not intend or view the proposed increase in the number of authorized shares of Helix common stock as an anti-takeover measure and is not aware of any attempt or plan to obtain control of Helix.
In the event the authorized share increase proposal is approved by the Helix shareholders, but Helix shareholders do not approve each of the other required merger proposals, one or more of the other conditions to consummation of the mergers are not satisfied or waived or the merger agreement is terminated (without the mergers being completed) prior to the consummation of the transactions contemplated thereby, Helix will not file the certificate of incorporation of the combined company with the Secretary of State of the State of Delaware as a result of the approval of the authorized share increase proposal and the existing Articles of Incorporation of Helix will not reflect the authorized share increase.
Effect of Not Obtaining Required Vote for the Share Increase Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. Accordingly, if this proposal is not approved, the mergers will not be consummated.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE AUTHORIZED SHARE INCREASE PROPOSAL.

THE SECOND MERGER PROPOSAL
Helix shareholders are also being asked to vote on a separate proposal to approve the second merger.
Pursuant to the merger agreement, (i) Parent Sub will merge with and into Hornbeck, with Hornbeck continuing as the surviving entity (the “Surviving Corporation”) (the “first merger”) and (ii) immediately following the first merger, the Surviving Corporation will merge with and into LLC Sub (the “second merger”), with LLC Sub continuing as the surviving entity.
In the event the second merger proposal is approved by the Helix shareholders but Helix shareholders do not approve each of the other required merger proposals, one or more of the other conditions to consummation of the mergers are not satisfied or waived or the merger agreement is terminated (without the mergers being completed) prior to the consummation of the transactions contemplated thereby, the second merger will not be effected.
For a summary and more detailed information regarding this proposal, see the information about the mergers and the merger agreement throughout this proxy statement/prospectus, including the information set forth in sections titled “The Mergers” and “The Merger Agreement” of this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.
Effect of Not Obtaining Required Vote for the Second Merger Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. Accordingly, if this proposal is not approved, the mergers will not be consummated.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE SECOND MERGER PROPOSAL.

THE PLAN OF CONVERSION PROPOSAL
The Helix Board has approved and recommends that the Helix shareholders approve a proposal to change Helix’s state of incorporation from Minnesota to Delaware (the “Conversion”). If Helix shareholders approve the proposal and the other required merger proposals, we intend to effect the Conversion immediately prior to the effective time of first merger (assuming all other conditions to the consummation of the mergers have been satisfied or waived) by converting to a Delaware corporation as provided by Minnesota law and Delaware law. In this proxy statement/prospectus, we sometimes refer to Helix as a Minnesota corporation before the Conversion as “Helix Minnesota,” refer to Helix as a Delaware corporation after the Conversion as “Helix Delaware” and refer to Helix Delaware after the mergers as the “combined company.” The Helix Board has approved a plan of conversion attached as Annex C to this proxy statement/prospectus (the “Plan of Conversion”) to effect the Conversion.
Assuming the Helix shareholders approve this proposal and the other required merger proposals, and the Conversion is effected, the principal effects will be that:
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Helix will become subject to Delaware corporation laws, and Helix’s existing Articles of Incorporation (the “Minnesota Articles of Incorporation”) and Bylaws (the “Minnesota Bylaws”) will be replaced by a new certificate of incorporation (the “Delaware Certificate of Incorporation”) and bylaws (the “Delaware Bylaws”), as more fully described below;

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Helix Delaware will (a) be deemed to be the same entity as Helix Minnesota for all purposes under Minnesota and Delaware law, and (b) continue to have all of the rights, privileges and powers of Helix Minnesota, except for the changes that result from being governed by Delaware law, the Delaware Certificate of Incorporation and Delaware Bylaws;

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each outstanding share of Helix Minnesota common stock will continue as an outstanding share of Helix Delaware common stock, and each outstanding option or other right to acquire shares of Helix Minnesota common stock will continue as an outstanding option or other right to acquire shares of Helix Delaware common stock;

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other than the change in corporate domicile, the Conversion (without giving effect to the mergers) will not result in any change in the business, physical location, management, assets or liabilities of Helix, nor will it result in any change in location of Helix’s current employees, including management;

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the Delaware Certificate of Incorporation will change the par value of Helix’s capital stock, currently no par value and par value $0.01 per share with respect to Helix Minnesota common stock and preferred stock, respectively, to par value $0.00001 per share with respect to both the common stock and preferred stock of Helix Delaware;

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the Delaware Certificate of Incorporation will increase the total number of shares of all classes of capital stock that Helix has authority to issue to 410,000,000 shares of capital stock, consisting of up to 400,000,000 shares of common stock and up to 10,000,000 shares of preferred stock; and

•	the name of Helix following the Conversion will be changed to “Hornbeck Offshore Services, Inc.”
Certain Risks Associated with the Conversion
Notwithstanding the belief of the Helix Board as to the benefits to our shareholders of the Conversion, there can be no assurance that the Conversion will result in the benefits discussed in this proxy statement/prospectus, including the benefits of or resulting from incorporation under Delaware, the ability to attract and retain qualified directors and officers or certain changes in our corporate governance. The Conversion would cause Helix to be governed by Delaware law rather than Minnesota law. Although the rights of shareholders may be similar under the MBCA and the DGCL, the substantive rights of the shareholders of Helix will be altered by the change in governing law.
Reasons for the Conversion
Background
Pursuant to the merger agreement, the obligations of Helix and Hornbeck to consummate the mergers are subject to, among other things, the approval of the required merger proposals, including the approval of this plan of conversion proposal. The mergers would be completed under Delaware law upon the completion of the Conversion.

Reasons for Conversion to Delaware
The Helix Board believes that the Conversion is in the best interests of Helix and will help maximize shareholder value by allowing us to be able to draw upon Delaware’s well-established principles of corporate governance in making business and legal decisions. The prominence and predictability of Delaware corporate law provides a reliable foundation on which our governance decisions can be based. We believe that shareholders and Helix will benefit from the responsiveness of Delaware corporate law. Below is a summary of the principal factors the Helix Board considered in electing to pursue the Conversion.
Highly Developed and Predictable Corporate Law
Delaware has comprehensive and flexible corporate laws that are revised regularly by the Delaware legislature to meet changing business circumstances. The Delaware legislature is sensitive to issues of corporate law and responsive to developments in modern corporate law. Delaware’s specialized Chancery Court deals almost exclusively with corporate law and has streamlined procedures and processes to provide relatively quick decisions. In addition, the Delaware Supreme Court, the only Delaware appeals court, is highly regarded. These courts have considerable expertise in dealing with corporate issues and have developed a substantial and influential body of corporate case law. In contrast, Minnesota does not have a similarly robust body of corporate case law and lacks a similar specialized court established to hear only corporate law cases.
Nearly two-thirds of the Fortune 500 companies are incorporated in Delaware, resulting in Delaware law and administrative practices being well-known and widely understood. Thus, it is anticipated that our legal affairs and corporate governance will be more efficient, predictable and flexible under Delaware law than they currently are under Minnesota law. In addition, Delaware provides a well-developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including in evaluating potential and proposed corporate takeover offers and business combinations. The Helix Board believes that Delaware law will help it protect our strategic objectives, consider fully any proposed takeover and alternatives, and, if appropriate, negotiate terms that maximize the benefits to all of our shareholders.
Enhanced Ability to Attract and Retain Directors and Officers
The Helix Board believes that the Conversion will enhance our ability to attract and retain qualified directors and officers, and encourage directors and officers to continue to make independent decisions in good faith on behalf of Helix. We are in a competitive industry and compete for talented individuals to serve on our management team and on the Helix Board. Delaware law is more familiar than Minnesota law to potential director candidates, and offers directors and officers greater certainty and stability. Director and officer liability is more extensively addressed in Delaware court decisions and is therefore better defined and better understood than under Minnesota law. We believe that the better understood and comparatively stable corporate environment afforded by Delaware law will enable us to compete more effectively in the recruitment and retention of talented and experienced directors and officers.
Effect of Conversion
If this proposal and the other required merger proposals are approved, the Conversion will effect a change in the legal domicile of Helix and other changes of a legal nature, the most significant of which are described in the section titled “Comparison of Stockholders’ Rights” elsewhere in this proxy statement/prospectus.
The conversion will not result in any change in the business, physical location, management, assets, liabilities or net worth of Helix, nor will it result in any change in location of our headquarters or current employees, including management. The Conversion will not affect our daily business operations, our organizational structure or our consolidated financial condition and results of operations. In addition, the Conversion will not alter the composition of management or the Helix Board. However, the consummation of the mergers will affect these and many other aspects of our business, as discussed throughout this proxy statement/prospectus, and we will only effect the Conversion if the other required merger proposals are approved by our shareholders, all other conditions to consummation of the mergers have been satisfied or waived and the mergers are to be consummated immediately thereafter. After the Conversion, our principal executive offices will remain located at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043. Following the mergers, we will also maintain principal executive offices and headquarters located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

Plan of Conversion
The Conversion will be effected pursuant to the Plan of Conversion to be adopted by Helix Minnesota. The Plan of Conversion provides that Helix will convert into a Delaware corporation and become subject to Delaware law. By virtue of the Conversion, all of the rights, privileges and powers of Helix Minnesota, all property owned by Helix Minnesota, all debts due to Helix Minnesota and all causes of action belonging to Helix Minnesota immediately prior to the Conversion will remain vested in Helix Delaware following the Conversion. In addition, by virtue of the Conversion, all debts, liabilities and duties of Helix Minnesota immediately prior to the Conversion will remain attached to Helix Delaware following the Conversion. Each director and officer of Helix Minnesota will continue to hold his or her respective office with Helix Delaware until the first merger is consummated.
If this proposal and the other required merger proposals are approved by our shareholders, the Conversion would become effective upon the filing and effectiveness of the Minnesota Articles of Conversion, a certificate of conversion (the “Delaware Certificate of Conversion”) and the Delaware Certificate of Incorporation. If this and the other required merger proposals are approved, it is anticipated that the Helix Board will cause the Conversion to be effected immediately prior to the consummation of the first merger (assuming all other conditions to the consummation of the mergers have been satisfied or waived) (the “Conversion Effective Time”). However, the Conversion will only be effected if the other required merger proposals are approved by our shareholders, all other conditions to consummation of the mergers have been satisfied or waived and the mergers are to be consummated immediately thereafter.
At the Conversion effective time, each outstanding share of common stock of Helix Minnesota will automatically convert into one share of common stock of Helix Delaware and each outstanding option or other right to purchase shares of Helix Minnesota common stock will constitute an option or other right to purchase an equal number of shares of Helix Delaware common stock. Helix shareholders and holders of Company stock options will not be required to exchange their Helix Minnesota stock certificates or stock options, respectively, and should not destroy any stock certificate or stock option or submit any stock certificate or stock option to Helix unless they are requested to do so by Helix. Any Helix Minnesota stock certificates submitted to Helix for transfer after the Conversion Effective Time, whether pursuant to a sale or otherwise, will be exchanged automatically for Helix Delaware stock certificates.
Dissenters’ or Appraisal Rights
Our shareholders will not be entitled to dissenters’ rights or appraisal rights as a result of the Conversion.
Description of Helix Delaware’s Capital Stock and Warrants
If this proposal and the other required merger proposals are approved by our shareholders and the Conversion becomes effective, at the Conversion Effective Time, Helix Minnesota will convert into Helix Delaware, and the rights of stockholders of Helix Delaware will generally be governed by Delaware law, the Delaware Certificate of Incorporation and the Delaware Bylaws. The following is a description of the capital stock of Helix Delaware at the Conversion Effective Time. This description is not intended to be complete and is qualified in its entirety by reference to the full texts of the Delaware Certificate of Incorporation and Delaware Bylaws, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively, and to the Plan of Conversion, which is attached to this proxy statement/prospectus as Annex C, and relevant provisions of Delaware law.
Generally
At the Conversion Effective Time, assuming the authorized share increase proposal is approved, the total number of shares of all classes of capital stock that Helix has authority to issue will increase to 410,000,000 shares of capital stock, consisting of up to 400,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, and the par value of all classes of Helix capital stock will be changed to $0.00001 per share. The approval of the authorized share increase proposal is a condition to the consummation of the mergers, and the Conversion will not be effected if such proposal, and the other required merger proposals, are not approved.
Description of Common Stock
All issued and outstanding shares of common stock at the Conversion Effective Time will remain outstanding.
At the Conversion Effective Time, the holders of shares of Helix Delaware common stock will continue to be entitled to one vote per share on all matters to be voted on by stockholders. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Delaware Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the Delaware Certificate of Incorporation or Delaware law. Except as otherwise provided in the Delaware Certificate of Incorporation or required by applicable law, the holders of common stock will vote together as a single class on all matters submitted to a vote of the stockholders generally. The holders of shares of common stock will not have cumulative voting rights.
Except with respect to the election of directors or as otherwise required by law, all questions submitted to a vote of Helix Delaware stockholders at which a quorum is present will be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter; provided that the removal of directors requires the affirmative vote of stockholders representing at least 68% of the voting power of all then-outstanding shares of stock of Helix Delaware entitled to vote thereon, voting as a single class, and amendments to certain provisions of the Delaware Certificate of Incorporation, including provisions relating to the classification of the Helix Board, require the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares entitled to vote, voting together as a single class. Directors will be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote on the election of directors, provided that directors are elected by a plurality of the votes cast by shares present and entitled to vote on the election of directors in the case of a contested election.
In addition, any holder of common stock may, at its election and with written notice to Helix Delaware, exchange any shares of common stock for Jones Act Warrants exercisable for the same number of shares of common stock, except to the extent such exchange would result in non-U.S. citizens beneficially owning, in the aggregate, more than the permitted percentage of each class or series of the capital stock of Helix Delaware.
At the Conversion Effective Time, the holders of Helix Delaware common stock will be entitled to receive dividends when, as and if declared by the Helix Board, subject to applicable law and the rights of holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends and other distributions.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Helix Delaware, after payment or provision for payment of Helix Delaware’s debts and other liabilities and subject to the rights of the holders of shares of any series of preferred stock or any class or series of stock having a preference over the common stock as to distributions upon dissolution, liquidation or winding up, the holders of the shares of Helix Delaware common stock will be entitled to receive the remaining assets of Helix available for distribution ratably in proportion to the number of shares held by each such stockholder.
The Minnesota Articles of Incorporation and Minnesota Bylaws have, and the Delaware Certificate of Incorporation and Delaware Bylaws will contain, provisions that could have the effect of delaying or deferring a change in control of Helix, including provisions that:
•	provide for a classified board, which has the effect of making it more difficult for shareholders to change the composition of the Helix Board;
•	grant the Helix Board discretion to create and issue preferred stock from time to time without shareholder approval;
•	provide that any vacancy on the Helix Board may be filled only by the affirmative vote of a majority of the remaining directors then in office, and not by the shareholders; and
•
establish advance notice requirements for shareholders to nominate candidates for election as directors at any meeting of shareholders or to present any other business for consideration at any meeting of shareholders.

At the Conversion Effective Time, Section 203 of the DGCL will not apply to Helix Delaware and its stockholders. However, assuming the corporate opportunities proposal is approved, the Delaware Certificate of Incorporation will contain provisions similar to Section 203 of the DGCL. See “The Corporate Opportunities Proposal” elsewhere in this proxy statement/prospectus.
After the Conversion Effective Time, the Helix common stock will continue to be listed on the NYSE and trade under the symbol “HLX.” After the consummation of the first merger, Helix Delaware’s common stock will be listed on the NYSE and trade under the symbol “HOS.”

Description of Preferred Stock
At the Conversion Effective Time, the Delaware Certificate of Incorporation will continue to authorize the Helix Delaware Board to create and provide for the issuance of up to 10,000,000 shares of preferred stock without the approval of our stockholders. The Helix Delaware Board will be authorized from time to time to provide for the issuance of shares of preferred stock in one or more series, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series, including, without limitation, dividend rights, redemption rights, conversion privileges and liquidation rights.
Helix Minnesota is currently authorized to issue up 5,000,000 shares of preferred stock under the Minnesota Articles of Incorporation. As of the date hereof, Helix has neither designated nor issued any shares of preferred stock.
The transfer agent and registrar for a particular series of preferred stock will be in connection with the initial issuance thereof.
Description of Jones Act Warrants
In connection with the mergers, Helix Delaware will assume all of the outstanding Hornbeck Jones Act Warrants. The Jones Act Warrants have a perpetual term and are exercisable until the date on which no Jones Act Warrants remain outstanding. Following the mergers, each Jones Act Warrant will represent the right to purchase one share of Helix Delaware common stock, par value $0.00001 per share, for an exercise price of $0.00001 per share, subject to the terms and conditions of the Jones Act Warrant Agreement pursuant to which such warrants are issued, including the limitations on foreign ownership as set forth in Delaware Certificate of Incorporation that are intended to assist Helix Delaware in complying with the Jones Act.
Computershare Inc., a Delaware corporation, together with its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, is the warrant agent for the Jones Act Warrants.
Description of Creditor Warrants
Pursuant to Amendment No. 2 to the Creditor Warrant Agreement, in connection with the mergers, the outstanding Hornbeck Creditor Warrants will be settled in Helix Delaware common stock in connection with the merger; provided, however, that Helix Delaware will assume the outstanding Hornbeck Creditor Warrants in connection with the mergers if (a) the exercise price of the Creditor Warrants (after adjusting for the exchange ratio) equals or exceeds the average closing price per share of Converted Helix Common Stock over the ten trading days immediately preceding the second business day prior to the closing date of the mergers or (b) the merger agreement is modified, amended or restated in a manner adverse to certain holders of Creditor Warrants prior to the consummation of the mergers.
The Creditor Warrants have seven-year terms and are exercisable through September 4, 2027. If assumed by Helix Delaware in connection with the mergers, each Creditor Warrant will represent the right to purchase one share of Helix Delaware common stock, par value $0.00001 per share, at an exercise price of approximately $2.71 per share (based on the current exercise price of the Hornbeck Creditor Warrants, after adjusting for the exchange ratio), subject to certain adjustments as provided in the Creditor Warrant Agreement pursuant to which such warrants were issued. All unexercised Creditor Warrants will expire, and the rights of the holders of Creditor Warrants to purchase shares of common stock will terminate on the first to occur of (i) the close of business on September 4, 2027, or (ii) upon their earlier exercise or settlement in accordance with the terms of the Creditor Warrant Agreement.
Computershare Inc., a Delaware corporation, together with its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, is the warrant agent for the Creditor Warrants.
The Charters and Bylaws of Helix Delaware and Helix Minnesota
The provisions of the Delaware Certificate of Incorporation and the Delaware Bylaws will be similar in substance to those of Helix’s existing Minnesota Articles of Incorporation and Minnesota Bylaws in many respects. The differences include but are not limited to:
•
assuming the Jones Act provisions proposal is approved by shareholders, the Delaware Certificate of Incorporation will (i) provide that all non-U.S. citizens in the aggregate may not own more than 21% of the outstanding shares of Helix Delaware’s common stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Helix Delaware’s common stock to be owned by non-U.S. citizens on and after the Conversion Effective Date and (ii) authorize the Helix Board to establish with respect to any class or series of capital stock of Helix Delaware certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act; the approval of the Jones Act provisions proposal is a condition to the consummation of the mergers, and the Conversion will not be effected if such proposal, and the other required merger proposals, are not approved (see “The Jones Act Provisions Proposal” elsewhere in this proxy statement/prospectus);
•
assuming the D&O citizenship matters proposal is approved by shareholders, the Delaware Certificate of Incorporation will (i) provide that all of the executive officers of the Helix Delaware must be U.S. citizens for purposes of the Jones Act, and (ii) require Helix Delaware to take all necessary action to cause in all events the Helix Board to be in compliance with the Jones Act, including requiring (A) the Chairperson of the Helix Board and the Lead Independent Director, if any, to be U.S. citizen for purposes of the Jones Act and (B) that no more than a minority of the number of directors necessary to constitute a quorum of the Helix Board (in order for Helix Delaware to continue as a U.S. citizen for Jones Act purposes) (or any committee thereof) shall be non-U.S. citizens for Jones Act purposes; the approval of the D&O citizenship matters proposal is a condition to the consummation of the mergers, and the Conversion will not be effected if such proposal, and the other required merger proposals, are not approved (see “The D&O Citizenship Matters Proposal” elsewhere in this proxy statement/prospectus);

•
assuming the removal of supermajority approval requirement proposal is approved, the Delaware Certificate of Incorporation will not include the provision requiring the affirmative vote of at least 80% of the voting power of all then-outstanding shares to amend, alter, repeal or rescind provisions of the Delaware Certificate of Incorporation or the Delaware Bylaws relating to: (i) the taking of less than unanimous stockholder action without a meeting; (ii) the right of stockholders to call a special meeting; (iii) the number, election and term of Helix Delaware’s directors; (iv) the procedures for the removal of directors or filling vacancies on the Helix Board; and (v) fixing a quorum for meetings of stockholders; instead, amendments to such provisions will be governed by the same 66 2/3% voting standard applicable to other specified provisions of the Delaware Certificate of Incorporation and Bylaws;

•
assuming the corporate opportunities proposal is approved, the Delaware Certificate of Incorporation will contain a corporate opportunities provision which provides that (i) certain identified persons, including investors, investor directors, and their respective affiliates, managers, directors, principals, officers, employees and other representatives, may engage in the same or similar activities or lines of business as those in which Helix Delaware or its affiliates engage or may engage, (ii) no such identified person shall have any duty to refrain from engaging in any such opportunity or otherwise competing with Helix Delaware or its affiliates, (iii) no such identified person shall have any duty or obligation to refer or offer to Helix Delaware any opportunity, except for any identified person who is a director, who shall have the duty to refer or offer to Helix Delaware any opportunity that is expressly first presented in writing to such director in his or her capacity as a director or if knowledge of such opportunity is first acquired solely as a result of such director’s position as a director, and (iv) Helix Delaware hereby renounces any interest or expectancy in being offered an opportunity to participate in any other opportunity which may be a corporate or business opportunity for Helix Delaware or any of its affiliates;

•
assuming the exclusive forum proposal is approved by shareholders, the Delaware Certificate of Incorporation will contain an exclusive jurisdiction provision, which provides that, subject to certain exceptions, any stockholder derivative suits, fiduciary duty claims, any action asserting a claim arising pursuant to any provision of the DGCL or the Delaware Certificate of Incorporation or Delaware Bylaws, any action asserting a claim governed by the internal affairs doctrine or any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL, must be brought in the Delaware Court of Chancery (see “The Exclusive Forum Proposal” elsewhere in this proxy statement/prospectus); and

•
assuming the officer exculpation proposal is approved by shareholders, the Delaware Certificate of Incorporation will provide that no officer of Helix Delaware will be personally liable to Helix Delaware or its shareholders for monetary damages for breach of fiduciary duty as an officer to the extent permitted by Delaware law (see “The Officer Exculpation Proposal” elsewhere in this proxy statement/prospectus).

For a discussion of all the legal changes that will result from the Conversion, see “Comparison of Stockholders’ Rights,” as well as the full texts of the Delaware Certificate of Incorporation and Delaware Bylaws, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively, and to the Plan of Conversion, which is attached to this proxy statement/prospectus as Annex C to this proxy statement/prospectus.
No Changes to Employee Benefit Plans
Upon effectiveness of the Conversion, all of Helix Minnesota’s employee benefit plans will be continued by Helix Delaware, and each equity-based award issued and outstanding pursuant to such plans will automatically convert into an equity-based award with respect to the same number of shares of Helix Delaware, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award. Approval of the Conversion would constitute approval of the assumption of these plans by Helix Delaware. Assuming the Conversion is approved, Helix Delaware will continue Helix Minnesota’s other employee benefit arrangements upon the terms and subject to the conditions currently in effect.
Comparison of Shareholder Rights Before and After the Conversion
The conversion will result in certain changes to the rights of Helix’s shareholders because of differences between Minnesota law and Delaware law and differences between Helix’s governing documents before and after the Conversion. The most significant provisions of Minnesota law and Delaware law are summarized in the section titled “Comparison of Stockholders’ Rights,” along with the differences between the rights of Helix’s shareholders immediately before and immediately after the Conversion.
Material U.S. Federal Income Tax Consequences of the Conversion
The following discussion summarizes the material U.S. federal income tax consequences of the Conversion to holders of our common stock. This summary is not a comprehensive description of all of the U.S. federal income tax consequences of the Conversion that may be relevant to holders, including holders that are subject to special tax rules. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and non-income tax consequences to you of the Conversion, as well as any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction.
The conversion provided for in the Plan of Conversion is intended to be treated as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code. Assuming the Conversion qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code, and subject to the qualifications and assumptions described in this proxy statement/prospectus: (a) holders of Helix Minnesota common stock will not recognize any gain or loss as a result of the consummation of the Conversion, (b) the aggregate tax basis of shares of Helix Delaware common stock held by a holder immediately following consummation of the Conversion will be equal to the aggregate tax basis of the shares of Helix Minnesota common stock held by a holder immediately before consummation of the Conversion, and (c) the holding period for the shares of Helix Delaware common stock held by a holder following the Conversion will include the holding period of Helix Minnesota common stock converted therefor. The Conversion is not intended to be deemed (a) a change of control or similar transaction or (b) a reorganization for any other purpose other than under Section 368(a) of the U.S. Internal Revenue Code.
Accounting Consequences Associated with the Conversion
We expect that the Conversion, and the establishment of a par value for the Converted Helix Common Stock, will not have a material impact on Helix from an accounting perspective because there is no change in the entity as a result of the Conversion. However, because Hornbeck will be the accounting acquiror in the mergers, the historical financial statements of Hornbeck will become the historical financial statements of Helix Delaware reported to the SEC in Helix Delaware’s periodic reports filed with the SEC for all periods ending after the consummation of the mergers.
Effect of Vote for the Plan of Conversion Proposal
A vote in favor of this proposal is a vote in favor of the Conversion and the Plan of Conversion, which will authorize us to file the Minnesota Articles of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation, and adopt the Delaware Bylaws. If this proposal is approved by the Helix shareholders, it will be implemented only if the other required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the mergers are to be completed immediately after the Conversion.

Effect of Not Obtaining Required Vote for Approval of the Plan of Conversion Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. If we fail to obtain the requisite vote of shareholders for approval of this proposal, the Conversion will not occur, the mergers will not be consummated and Helix will continue to be incorporated in Minnesota and governed by Minnesota Law, the Minnesota Articles of Incorporation and the Minnesota Bylaws.
Required Vote
This proposal requires an affirmative vote of the holders of a majority of our outstanding common stock.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE PLAN OF CONVERSION PROPOSAL.

THE JONES ACT PROVISIONS PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve a proposal to include in the Delaware Certificate of Incorporation provisions that will provide, among other things, (i) that all non-U.S. citizens (as defined under the Jones Act) in the aggregate may not own more than 21% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock), with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Converted Helix Common Stock to be owned by non-U.S. citizens on and after the effective date of the Delaware Certificate of Incorporation, (ii) that any individual non-U.S. citizen may not own more than 4.9% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock), and (iii) for possible required divestiture by non-U.S. citizen stockholders in excess of such limits (the “Jones Act Provisions”).
The description of the Jones Act Provisions is not intended to be complete and is qualified in its entirety by reference to the full text of the Jones Act Provisions which is included as Article XV in the Delaware Certificate of Incorporation, a copy of which is attached as Exhibit A to the Plan of Conversion, which is attached to this proxy statement/prospectus as Annex C.
Reasons for the Jones Act Provisions
Following the completion of the mergers, substantial portions of the combined company’s operations will be conducted in the U.S. coastwise trade, and thus, will be subject to the provisions of the Jones Act. The Jones Act requires, among other things, that at least 75% of the company’s interest and voting power must be owned and controlled at all times by “U.S. citizens” (as defined under the Jones Act) in order for the combined company to own and operate vessels in the U.S. coastwise trade.
A “U.S. citizen” for purposes of the Jones Act includes the following:
•
If the stockholder is an individual, the stockholder is deemed a citizen of the United States (for Jones Act purposes) if the stockholder is native-born, naturalized, or a derivative citizen of the United States, or otherwise qualifies as a United States citizen.

•
If the stockholder is a partnership, limited liability company that is member-managed or limited partnership, the entity is deemed a citizen of the United States (for Jones Act purposes) if the stockholder: (a) is organized under the laws of the United States or a state, (b) each general partner or member is a citizen of the United States and (c) if not less than 75.0% of the interest and voting power of the partnership, limited liability company or limited partnership is ultimately held by citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.

•
If the stockholder is a corporation or a limited liability company that is manager-managed, the stockholder is deemed a citizen of the United States (for Jones Act purposes) if: (a) the stockholder is organized or formed under the laws of the United States or a State, (b) each of its president or other chief executive and the chairman of its board of directors or managers is a citizen of the United States, (c) no more than a minority of the number of its directors or managers necessary to constitute a quorum for the transaction of business by the stockholder are non-citizens of the United States and (d) not less than 75.0% of the shares or interests (beneficially and of record) of each class or series of shares or interests are owned by citizens of the United States, and free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.

•
Where the stockholder is an entity (and not an individual), the requirement that at least 75.0% of the interests and voting power be owned and controlled by U.S. citizens extends up through the various tiers to all levels of direct and indirect ownership in the entity. Accordingly, each entity in the chain of ownership, at each tier of ownership, of the underlying entity must meet the definition of citizen of the United States (for Jones Act purposes) applicable to such entity.

The combined company will be responsible for monitoring the ownership of its equity securities and subsidiaries to ensure compliance with the citizenship requirements of the Jones Act. If the combined company does not comply with such requirements, it would be prohibited from operating its U.S.-flagged vessels in the U.S. coastwise trade and may incur severe penalties, such as fines and/or forfeiture of such vessels and/or permanent loss of U.S. coastwise trading privileges for such vessels. Such loss could have a material adverse effect on our results of operations. While we take, and will continue to take, steps to prevent foreign ownership from exceeding 25%, we do not control trading in our stock and cannot control non-compliance by a foreign purchaser of our stock resulting in our exceeding the foreign citizenship ownership limitations except for the safeguards contained in the Jones Act Provisions described below.
Because of the risk associated with the non-compliance with the Jones Act, the Jones Act Provisions are intended to provide certain safeguards to assist the combined company with maintaining its status as a U.S. citizen in compliance with the Jones Act. These Jones Act Provisions provide that any transfer (including Helix Delaware’s original issuance) is void ab initio and ineffective to the extent that such transfer would result in ownership by (a) all non-U.S. citizens in the aggregate exceeding 21% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock), with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Converted Helix Common Stock to be owned by non-U.S. citizens on and after the effective date of the Delaware Certificate of Incorporation, and (b) any individual non-U.S. citizen exceeding 4.9% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock). The Jones Act Provisions will authorize the Helix Board to establish with respect to any class or series of capital stock of Helix Delaware certain rules, policies and procedures, including procedures with respect to transfer of shares. These actions may include redeeming any share of Converted Helix Common Stock that caused the ownership by non-U.S. citizens to exceed the applicable permitted limit. In the event the Helix Board authorizes such a redemption, Helix Delaware would instruct its transfer agent to issue one Jones Act Warrant, or in certain situations, cash or interest bearing promissory notes, in respect of shares of common stock that caused ownership by non-U.S. citizens to exceed the applicable permitted limit, and such holder(s)’ interests in those shares will be terminated. Any purported issuance or transfer of shares of Converted Helix Common Stock in violation of these ownership provisions will be ineffective to issue or transfer the common stock or any voting, dividend or other rights associated with them.
Although the combined company’s Jones Act trading privileges will be conditioned upon foreign ownership of its common stock never exceeding 25%, the Jones Act Provisions provide that all non-U.S. citizens in the aggregate may not own more than 21% of the outstanding shares of Converted Helix Common Stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Converted Helix Common Stock to be owned by non-U.S. citizens on and after the effective date of Delaware Certificate of Incorporation. The Helix Board believes these thresholds provide a reasonable margin for the important purpose of maintaining compliance with the Jones Act given that the company’s stock will continue to be publicly traded.
The Jones Act Provisions further provide that Helix Delaware may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Helix Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of common stock held by such beneficial owner until confirmation of its citizenship status is received.
The Helix Board believes implementation of the Jones Act Provisions is in the best interests of Helix and will help ensure that, following the Conversion and the mergers, the combined company will remain a U.S. citizen for Jones Act purposes eligible to own and operate vessels in the U.S. coastwise trade.
Certain Risks Associated with the Jones Act Provisions
The Jones Act Provisions may adversely impact the marketability of Converted Helix Common Stock, particularly in markets outside of the United States. Further, if the Helix Board authorizes redemption of common stock that caused the ownership by non-U.S. citizens to exceed the applicable permitted limit, because a stockholder would not have control over the timing of such redemption, the stockholder may be subject to redemption at a time when the market price or timing of the redemption is disadvantageous to such stockholder. Furthermore, under certain circumstances, this ownership requirement and the related redemption provisions may have the effect of impeding or discouraging a merger, tender offer or proxy contest by a non-U.S. citizen, even if it were favorable to the interests of some or all of Helix Delaware’s stockholders.
Effect of the Jones Act Provisions
If this proposal and the other required merger proposals are approved, following the Conversion Effective Time non-U.S. citizens would not be prohibited from owning shares of Converted Helix Common Stock, but if non-U.S. citizens in the aggregate own in excess of 21% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock), with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Converted Helix Common Stock to be owned by non-U.S. citizens on and after the effective date of the

Delaware Certificate of Incorporation, Helix Delaware would be permitted to redeem shares it determines to be in excess of the applicable permitted limit. Additionally, similar limitations and redemption rights will apply to individual non-U.S. citizens owning in excess of 4.9% of Helix Delaware issued and outstanding common stock (or any other class or series of capital stock).
Effect of Vote for the Jones Act Provisions Proposal
A vote in favor of this proposal is a vote in favor of the Jones Act Provisions, which will authorize us to adopt the Jones Act Provisions in the Delaware Certificate of Incorporation, assuming that the required merger proposals are approved by the Helix shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the other required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for the Jones Act Provisions Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. If we fail to obtain the requisite vote of shareholders for approval of this proposal, the Conversion will not occur, the mergers will not be consummated and Helix will continue to be incorporated in Minnesota and governed by Minnesota Law, the Minnesota Articles of Incorporation and the Minnesota Bylaws.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE JONES ACT PROVISIONS PROPOSAL.

THE D&O CITIZENSHIP MATTERS PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve a proposal to include in the Delaware Certificate of Incorporation provisions that will (i) provide that all of the executive officers of the Helix Delaware must be U.S. citizens for purposes of the Jones Act, and (ii) require Helix Delaware to take all necessary action to cause in all events the Helix Board to be in compliance with the Jones Act, including requiring (A) the Chairperson of the Helix Board and the Lead Independent Director, if any, to be U.S. citizen for purposes of the Jones Act and (B) that no more than a minority of the number of directors necessary to constitute a quorum of the Helix Board (in order for Helix Delaware to continue as a U.S. citizen for Jones Act purposes) (or any committee thereof) shall be non-U.S. citizens for Jones Act purposes (the “D&O Citizenship Provision”).
The description of the D&O Citizenship Provision is not intended to be complete and is qualified in its entirety by reference to the full text of the D&O Citizenship Provision which is included as Section 6.7 in the Delaware Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex D.
Reasons for the D&O Citizenship Provision
For a corporation to be deemed a U.S. citizen for purposes of the Jones Act, it must be incorporated under the laws of the United States or of a U.S. state, the chief executive officer must be a U.S. citizen, the Chairperson of the Helix Board must be a U.S. citizen and no more directors may be non-U.S. citizens than a minority of the number necessary to constitute a quorum. If the combined company does not comply with such requirements and is deemed not to be a U.S. citizen for Jones Act purposes, it would be prohibited from operating U.S.-flagged vessels in the U.S. coastwise trade and may incur severe penalties, such as fines and/or forfeiture of such vessels and/or permanent loss of U.S. coastwise trading privileges for such vessels.
We believe that the D&O Citizenship Provision is in the best interests of Helix and will help ensure that, following the Conversion and the mergers, the combined company will remain a U.S. citizen for Jones Act purposes eligible to own and operate vessels in the U.S. coastwise trade.
Certain Risks Associated with the D&O Citizenship Provision
Notwithstanding our belief as to the benefits to our shareholders of the D&O Citizenship Provision, it will have the effect of limiting the pool of candidates eligible to serve as directors or officers of Helix.
Effect of the D&O Citizenship Provision
If this proposal and the other required merger proposals are approved, following the Conversion Effective Time all of our executive officers, the Chairperson of the Helix Board and a majority of our directors (and members of the committees of the Helix Board) will be required to be U.S. citizens for Jones Act purposes.
Although we could adopt the D&O Citizenship Provision in the Delaware Bylaws without obtaining separate shareholder approval for the provision, we determined to include the provision in the Delaware Certificate of Incorporation and that it would be in the best interests of Helix and our shareholders, and consistent with our commitment to strong corporate governance practices, for our shareholders to have the opportunity to consider and act upon the D&O Citizenship Provision.
Effect of Vote for the D&O Citizenship Matters Proposal
A vote in favor of this proposal is a vote in favor of the D&O Citizenship Provision, which will authorize us to adopt the D&O Citizenship Provision in the Delaware Certificate of Incorporation, assuming that the required merger proposals are approved by our shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the other required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for Approval of the D&O Citizenship Matters Proposal
Pursuant to the merger agreement, approval of this proposal by Helix shareholders is a condition to the consummation of the mergers. If we fail to obtain the requisite vote of shareholders for approval of this proposal, the Conversion will not occur, the mergers will not be consummated and Helix will continue to be incorporated in Minnesota and governed by Minnesota Law, the Minnesota Articles of Incorporation and the Minnesota Bylaws.

Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE D&O CITIZENSHIP MATTERS PROPOSAL.

THE EXCLUSIVE FORUM PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve the adoption of an exclusive forum provision in the Delaware Certificate of Incorporation which would specify that, unless Helix Delaware consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Helix Delaware’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Helix Delaware’s directors, advisory directors, board observers, officers or employees to Helix Delaware or its stockholders, (iii) any action asserting a claim against Helix Delaware, its directors, advisory directors, board observers, officers or employees arising pursuant to any provision of the DGCL, the Delaware Certificate of Incorporation or the Delaware Bylaws, (iv) any action asserting a claim against Helix Delaware, its directors, advisory directors, board observers, officers or employees that is governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL, except for, as to each of clauses (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case a federal district court of the United States of America located in the State of Delaware will be the exclusive forum (the “Exclusive Forum Provision”).
The description of the Exclusive Forum Provision is not intended to be complete and is qualified in its entirety by reference to the full text of the Exclusive Forum Provision which is included as Article XIV in the Delaware Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex D.
Reasons for the Exclusive Forum Provision
Adopting Delaware as the exclusive forum for certain litigation is intended to assist Helix Delaware in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues and should promote efficiency and cost-savings in the resolutions of such claims. Providing for such exclusive forum would promote judicial fairness and avoid conflicting results, as well as make Helix Delaware’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
We believe that the Exclusive Forum Provision is in the best interests of Helix Delaware and will help maximize stockholder value by allowing us to be able to draw upon Delaware’s well-established principles of corporate governance in making business and legal decisions. The Delaware legislature is sensitive to issues of corporate law and responsive to developments in modern corporate law. Delaware’s specialized Chancery Court deals almost exclusively with corporate law and has streamlined procedures and processes to provide relatively quick decisions. In addition, the Delaware Supreme Court, the only Delaware appeals court, is highly regarded. These courts have considerable expertise in dealing with corporate issues and have developed a substantial and influential body of corporate case law. Further, we believe that Helix Delaware and its stockholders will benefit from the responsiveness of the Delaware courts. Therefore, the prominence, predictability and proactivity of the Delaware courts provide a reliable forum where our governance decisions can be based and litigated.
Certain Risks Associated with the Exclusive Forum Provision
Notwithstanding our belief as to the benefits to our shareholders of the Exclusive Forum Provision, there can be no assurance that the Exclusive Forum Provision will result in the benefits discussed in this proxy statement/prospectus, including the benefits of avoiding potentially duplicative and costly litigation matters or the greater expertise of the designated courts.
The Exclusive Forum Provision may impose additional costs and burdens on stockholders who wish to bring claims against Helix Delaware or its directors, officers or other employees, which may discourage stockholders from bringing such claims or limit their ability to bring a claim in a judicial forum that they find favorable.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the

Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce the Exclusive Forum Provision with respect to such claims, and in any event, Helix Delaware’s stockholders would not be deemed to have waived Helix’s compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the Exclusive Forum Provision to be inapplicable or unenforceable with respect to such claims or any other action, Helix Delaware may incur additional costs associated with resolving such action in other jurisdictions or resolving lawsuits involving similar claims in multiple jurisdictions, all of which could harm its business, results of operations and financial condition.
Effect of the Exclusive Forum Provision
If the required merger proposals and this proposal are approved by our shareholders, the Exclusive Forum Provision will effect a change in the legal forum for certain claims, as discussed above, and will become effective upon the Conversion Effective Time.
Although we could adopt the Exclusive Forum Provision in the Delaware Bylaws without obtaining separate shareholder approval for the provision, we determined to include the provision in the Delaware Certificate of Incorporation and that it would be in the best interests of Helix and our shareholders, and consistent with our commitment to strong corporate governance practices, for our shareholders to have the opportunity to consider and act upon the Exclusive Forum Provision.
Effect of Vote for the Exclusive Forum Provision
A vote in favor of this proposal is a vote in favor of the Exclusive Forum Provision, which will authorize us to adopt the Exclusive Forum Provision in the Delaware Certificate of Incorporation, assuming that the required merger proposals are approved by our shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for Approval of the Exclusive Forum Provision
Assuming that the required merger proposals are approved by our shareholders, if we fail to obtain the requisite vote of shareholders for approval of this proposal, the Exclusive Forum Provision will not be included in the Delaware Certificate of Incorporation.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of our outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE EXCLUSIVE FORUM PROPOSAL.

THE OFFICER EXCULPATION PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve a proposal to include in the Delaware Certificate of Incorporation provisions that expand exculpation to certain officers of Helix in specific circumstances, to the extent permitted by Delaware law (the “Officer Exculpation Provision”).
The description of the Officer Exculpation Provision is not intended to be complete and is qualified in its entirety by reference to Section 102(b)(7) of the DGCL and the full text of the Officer Exculpation Provision, which is included in Article VII in the Delaware Certificate of Incorporation, a copy which is attached to this proxy statement/prospectus as Annex D.
Background
Until recently, the DGCL limited exculpation to directors alone. However, legislation enacted in the State of Delaware in 2022 permits Delaware corporations to include a provision in their certificates of incorporation to exculpate certain officers, in addition to their directors, for personal liability for breach of the duty of care in certain actions.
As amended, Section 102(b)(7) of the DGCL only permits exculpation for direct claims brought by stockholders for breach of an officer’s fiduciary duty of care, including class actions, and accordingly would not eliminate officers’ monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. The Officer Exculpation Provision would not limit the liability of officers for any breach of the duty of loyalty to Helix Delaware or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit. The Officer Exculpation Provision is similar to the limitations of liability currently afforded to our directors, under Helix’s Minnesota Articles of Incorporation. The rationale for limiting the scope of our officers’ liability, as further described below, is to strike a balance between stockholders’ interest in accountability and their interest in Helix being able to attract and retain quality officers to work on its behalf.
Reasons for the Officer Exculpation Provision
As part of the Helix Board’s ongoing evaluation of the corporate governance structures and practices of Helix, we considered the benefits and detriments of eliminating personal liability of certain of our officers under certain circumstances. We believe that stockholders and Helix will benefit from the inclusion of the Officer Exculpation Provision and have included a summary below of the principal factors the Helix Board considered in electing to pursue the Officer Exculpation Provision.
Enhanced Ability to Attract and Retain Officers
Adopting the Officer Exculpation Provision would enable our officers to exercise their business judgment in furtherance of our stockholders’ interests without the potential distraction of risking personal liability. An officer’s role often requires them to make decisions on crucial matters and in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits, or proceedings seeking to impose liability based on hindsight, especially in the current litigious environment and regardless of merit. Further, enhancing our ability to retain and attract experienced officers is in the best interests of Helix and we should seek to assure such persons that exculpation under certain circumstances is available. We believe that failing to adopt the Officer Exculpation Provision could impact our recruitment and retention of exceptional officer candidates who conclude that the potential exposure to liabilities, costs of defense, and other risks of proceedings exceeds the benefits of serving as an officer of Helix.
Addressing Rising Litigation and Insurance Costs for Stockholders
Prior to the amendment of Section 102(b)(7) of the DGCL, Delaware law permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed the tactic of bringing certain claims that would otherwise be exculpated if brought against directors against individual officers to avoid dismissal of such claims. The amendment to Section 102(b)(7) of the DGCL was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.

Accordingly, the Officer Exculpation Provision will align the protections available to our directors with those available to our officers. Further, the Officer Exculpation Provision will not negatively impact stockholder rights, considering the narrow class and type of claims for which officers’ liability would be exculpated. In addition, we are not proposing the Exculpation Provision in anticipation of any specific litigation confronting Helix, the Exculpation Provision is being proposed on a prospective basis to help mitigate potential future harm to Helix Delaware and its stockholders.
Accordingly, the benefits we believe would accrue to Helix Delaware and its stockholders in the form of an enhanced ability to attract and retain talented officers and addressing rising litigation and insurance costs for stockholders, the Helix Board recommends that our shareholders approve the Officer Exculpation Provision as described herein.
Effect of the Officer Exculpation Provision
If the required merger proposals and this proposal are approved by our shareholders, the Officer Exculpation Provision will affect a change in the liability of Helix’s officers consistent with the protections currently afforded to our directors and become effective upon the Conversion Effective Time.
The Officer Exculpation Provision will not be retroactive to any act or omission occurring prior to its effective date. Further, the exculpation would only apply to certain officers, namely a person who (during the course of conduct alleged to be wrongful) (i) is or was president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) is or was identified in Helix’s public filings with the Securities and Exchange Commission as one of the most highly compensated executive officers of Helix; or (iii) has, by written agreement with Helix, consented to be identified as an officer for purposes of accepting service of process.
Effect of Vote for the Officer Exculpation Provision
A vote in favor of this proposal is a vote in favor of the Officer Exculpation Provision, which will authorize us to adopt the Officer Exculpation Provision in the Delaware Certificate of Incorporation, assuming that the required merger proposals are approved by our shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for Approval of the Officer Exculpation Provision
Assuming that the required merger proposals are approved by our shareholders, if we fail to obtain the requisite vote of shareholders for approval of this proposal, the Officer Exculpation Provision will not be included in the Delaware Certificate of Incorporation.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of our outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE OFFICER EXCULPATION PROPOSAL.

THE REMOVAL OF SUPERMAJORITY APPROVAL REQUIREMENT PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve a proposal to exclude from the Delaware Certificate of Incorporation the provisions currently included in the Minnesota Articles of Incorporation which require the affirmative vote of the holders of at least eighty percent (80%) in voting power of all the then outstanding shares of stock of Helix entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind, in whole or in part, or to adopt any provision inconsistent with the provisions of Helix’s organizational documents relating to: (i) the taking of less than unanimous stockholder action without a meeting; (ii) the right of stockholders to call a special meeting; (iii) the number, election and term of Helix’s directors; (iv) the procedures for the removal of directors or filling vacancies on the Helix Board; and (v) fixing a quorum for meetings of stockholders (such provisions, collectively, the “80% Supermajority Approval Provisions” and, such required vote, the “80% Supermajority Approval Requirement”).
The 80% Supermajority Approval Requirement is included as Section 12.3 in the Delaware Certificate of Incorporation. The description of such requirement and the other amendment provisions in the Delaware Certificate of Incorporation and Delaware Bylaws is not intended to be complete and is qualified in its entirety by reference to the full texts of the Delaware Certificate of Incorporation and Delaware Bylaws, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively, and to the Plan of Conversion, which is attached to this proxy statement/prospectus as Annex C.
Reasons for Eliminating the 80% Supermajority Approval Requirement
The Helix Board believes that eliminating the requirement for least an 80% supermajority vote to amend, alter, repeal or rescind any of the 80% Supermajority Approval Provisions is in the best interests of shareholders. The Helix Board believes Supermajority approval requirements to amend certain provisions of Helix’s organizational documents provide important anti-takeover protection for Helix and encourage shareholders to reach a broader consensus on important governance decisions. However, the Helix Board recognizes that an 80% approval threshold necessitates a significant degree of shareholder consensus that can inadvertently hinder shareholders’ ability to affect company matters.
After careful consideration, the Helix Board has determined that a sixty six and two-thirds percent (66 2/3%) supermajority amendment approval standard represents an ideal balance of protecting Helix from unsolicited, hostile take-over attempts on the one hand, and increasing our shareholders’ ability to effectively participate in corporate governance matters, on the other hand. Accordingly, the Delaware Certificate of Incorporation will include provisions requiring the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of Helix Delaware entitled to vote thereon, voting together as a single class, to amend certain Articles of the Delaware Certificate of Incorporation or to amend any provision of the Delaware Bylaws or adopt any provision inconsistent therewith, including the 80% Supermajority Approval Provisions.
If this proposal is not approved, the 80% Supermajority Approval Requirement will be included in the Delaware Certificate of Incorporation and will override the 66 2/3% threshold with respect to all 80% Supermajority Approval Provisions. If this proposal is approved, the 66 2/3% threshold will apply for any future amendments to such provisions. After giving careful consideration to this matter, the Helix Board determined that the benefits of eliminating the 80% Supermajority Approval Requirement outweighed any benefits from retaining such requirement and will increase the Helix Board’s accountability to shareholders and shareholder access to corporate governance matters, while the 66 2/3% threshold for amendments in the Delaware Certificate of Incorporation will adequately maintain the important protective effects of supermajority amendment approval standards.
Effect of Eliminating the 80% Supermajority Approval Requirement
If the required merger proposals and this proposal are approved by our shareholders, the 80% Supermajority Approval Requirement will not be included in the Delaware Certificate of Incorporation and the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of Helix Delaware entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind the 80% Supermajority Threshold Provisions, or to adopt provisions of the Delaware Certificate of Incorporation or Delaware Bylaws inconsistent therewith.
Effect of Vote for the Removal of the Supermajority Approval Requirement Proposal
A vote in favor of this proposal is a vote in favor of eliminating the 80% Supermajority Approval Requirement, which will authorize us to exclude the 80% Supermajority Approval Requirement from the Delaware Certificate of

Incorporation, assuming that the required merger proposals are approved by our shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for the Removal of the Supermajority Approval Requirement Proposal
Assuming that the required merger proposals are approved by our shareholders, if we fail to obtain the requisite vote of shareholders for approval of this proposal, the 80% Supermajority Approval Requirement will be included in the Delaware Certificate of Incorporation.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing at least eighty percent (80%) of the outstanding shares of Helix common stock entitled to vote on such proposal. If this proposal is approved by our shareholders, it will be implemented only if the required merger proposals are also approved and the Conversion is effected immediately prior to the consummation of the mergers. Accordingly, even if this proposal is approved by our shareholders, it will not be implemented unless the required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE REMOVAL OF THE SUPERMAJORITY APPROVAL REQUIREMENT PROPOSAL.

THE CORPORATE OPPORTUNITIES PROPOSAL
In conjunction with its review and approval of the plan of conversion proposal, the Helix Board has approved and recommends that the Helix shareholders approve a proposal to include in the Delaware Certificate of Incorporation provisions which, among other things, provide that (i) the Investors, each of the Investor Directors, and any member of the Investor Group, and any one or more of the respective managers, directors, principals, officers, employees and other representatives of each such person or their respective affiliates (as defined in the Delaware Certificate of Incorporation) (the foregoing persons being referred to, collectively, as “Identified Persons”) will have no duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Helix or its affiliates (any such activity or line of business, an “Opportunity”) or otherwise competing with Helix and its affiliates, and (ii) no Identified Person shall be obligated to offer or refer to Helix or any of its affiliates any Opportunity, except for any Identified Person that is a director of Helix who shall have an obligation to offer or refer to Helix an Opportunity if such Opportunity is expressly first presented in writing to such Identified Person’s capacity as a director of Helix or if knowledge of such Opportunity is first acquired by such Identified Person solely as a result of such Identified Person’s position as a director of Helix (the “Corporate Opportunities Provisions”).
The description of the Corporate Opportunities Provisions is not intended to be complete and is qualified in its entirety by reference to the full text of the Corporate Opportunities Provisions which is included as Article IX in the Delaware Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex D.
Reasons for the Corporate Opportunities Provisions
The Helix Board believes that these provisions are appropriate because as a result of multiple business affiliations, Investor Directors may have similar legal obligations relating to presenting business opportunities and, given their involvement with a wide range of companies, the Identified Persons should not be restricted from investing in, leading and operating other businesses. Additionally, the Helix Board believes the Corporate Opportunities Provisions are appropriately tailored to exclude certain Opportunities that may become known to Investor Directors as a result of their positions as directors of Helix.
Effect of the Corporate Opportunities Provisions
If the required merger proposals and this proposal are approved by our shareholders, the Corporate Opportunities Provisions will waive the corporate opportunities doctrine with respect to certain directors (subject to certain exceptions) and certain other parties, as described above, and become effective upon the Conversion Effective Time.
Effect of Vote for the Corporate Opportunities Proposal
A vote in favor of this proposal is a vote in favor of the Corporate Opportunities Provisions, which will authorize us to adopt the Corporate Opportunities Provisions in the Delaware Certificate of Incorporation, assuming that the required merger proposals are approved by the Helix shareholders. If this proposal is approved by the Helix shareholders, it will be implemented only if the required merger proposals are also approved at the special meeting, all other conditions to consummation of the mergers have been satisfied or waived and the Conversion is to be effected immediately prior to the consummation of the mergers.
Effect of Not Obtaining Required Vote for Approval of the Corporate Opportunities Proposal
Assuming that the required merger proposals are approved by our shareholders, if we fail to obtain the requisite vote of shareholders for approval of this proposal, the Corporate Opportunities Provisions will not be included in the Delaware Certificate of Incorporation.
Required Vote
This proposal requires the affirmative vote of the holders of shares of Helix common stock representing a majority of the outstanding shares of Helix common stock entitled to vote on such proposal.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE CORPORATE OPPORTUNITIES PROPOSAL.

THE NON-BINDING COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Helix is seeking a non-binding advisory approval of the compensation payable to Helix’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section titled “The Mergers—Interests of Helix’s Directors and Officers in the Mergers.” The non-binding compensation proposal gives Helix shareholders the opportunity to express their views on the merger-related compensation of Helix’s named executive officers. For more information on the Helix shareholder vote required for approval of the non-binding compensation proposal, see the section titled “Special Meeting—Vote Required.”
The Helix Board recommends that the Helix shareholders vote “FOR” the adoption of the following resolution, on an advisory (non-binding) basis:
“RESOLVED, that Helix shareholders approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Helix’s named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Mergers—Interests of Helix’s Directors and Officers in the Mergers” of the proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”
The vote on the advisory non-binding compensation proposal is a vote separate and apart from the vote to approve the required merger proposals. The approval of the non-binding compensation proposal is not a condition to the completion of the mergers. Accordingly, Helix shareholders may vote for the approval of the required merger proposals and against the approval of the non-binding compensation proposal, and vice versa. If the mergers are completed, the merger-related compensation may be paid to Helix’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Helix shareholders vote against the approval of the advisory vote regarding merger-related compensation.
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE NON-BINDING COMPENSATION PROPOSAL.

THE ADJOURNMENT PROPOSAL
Helix shareholders may be asked, if necessary, at the special meeting to consider and vote upon a proposal to adjourn the special meeting to another time and place to permit solicitation of additional proxies if there are not sufficient votes to approve (i) the share issuance proposal, (ii) the authorized share increase proposal, (iii) the second merger proposal, (iv) the plan of conversion proposal, (v) the Jones Act provisions proposal and (vi) the D&O citizenship matters proposal. The approval of the adjournment proposal is not a condition to the completion of the mergers. For more information on the Helix shareholder vote required for approval of the adjournment proposal, see the section titled “Special Meeting—Vote Required.”
THE HELIX BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE ADJOURNMENT PROPOSAL.

THE MERGERS
This section of the proxy statement/prospectus describes the material aspects of the proposed mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed mergers and the transactions related thereto. In addition, important business and financial information about Helix is included in or incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”
Background of the Mergers
The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Helix and Hornbeck. The following is a summary of the events leading up to the signing of the merger agreement and key meetings, negotiations, discussions and actions taken among Helix, Hornbeck and their respective advisors that preceded the public announcement of the mergers; it does not purport to catalogue every conversation or interaction among representatives of Helix, Hornbeck and other parties.
The Helix Board and Helix’s management team regularly review Helix’s operating results, capital structure, future growth opportunities and competitive position in the offshore energy industry. These reviews have included consideration by the Helix Board and Helix’s management team and, from time to time, discussions with outside financial advisors and other industry participants of various potential strategic transactions, including business combinations, joint ventures, divestitures, acquisitions and other transactions as well as ongoing initiatives aimed at enhancing stockholder value, strengthening Helix’s financial and liquidity position, increasing its cash flows and growing its business organically, to prepare for and respond to changing market forces and resulting business risks and uncertainties in the offshore energy industry.
In addition, the Hornbeck Board and Hornbeck’s management team have regularly reviewed Hornbeck’s operating results, capital structure, future growth opportunities and competitive position in the marine transportation and services industry. As Hornbeck is a private company, Hornbeck has regularly reviewed strategic alternatives and alternatively pursued access to the public markets as a way to strengthen its financial and liquidity position, expand the size and scope of Hornbeck and its business and provide a path to liquidity for its securityholders. As part of Hornbeck’s consideration of strategic alternatives and access to the public markets, on June 23, 2023, the Hornbeck Board created a strategic alternatives committee. Such committee is chaired by Aaron Rosen, director of Hornbeck and Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, and, since May 7, 2024, has been comprised of Mr. Rosen, Todd M. Hornbeck, Chairman, President and Chief Executive Officer of Hornbeck, James McConeghy, director on the Hornbeck Board and Principal, Opportunistic Credit in the Ares Credit Group, and Jacob Mercer, director on the Hornbeck Board and Partner, Head of Special Situations and Restructuring at Whitebox. The strategic alternatives committee was initially formed to manage day-to-day process for and participate in discussions or negotiations with third parties regarding strategic alternatives and assist the Hornbeck Board in considering and evaluating strategic alternatives. In July of 2023, the Hornbeck Board expanded the authority of the strategic alternatives committee to also include assisting in and managing the day-to-day process for an initial public offering, or IPO.
Beginning in mid-2024, the Helix Board began contemplating various potential strategic transactions and various members of Helix management and the Helix Board had discussions with potential counterparties. From June  to September 2024, Helix entered into confidentiality and non-disclosure agreements containing customary mutual non-disclosure and non-use provisions, as well as, in certain cases via amendment, a standstill that included a “don’t ask, don’t waive” provision, with three different parties, which we refer to as “Company A”, “Company B” and “Company C”.
In August 2024, the Helix Board engaged Kirkland as legal counsel after confirming that there were no conflicts and Goldman Sachs as its financial advisor, at which time representatives of Goldman Sachs provided a customary material relationship disclosure letter to the Helix Board. At the direction of the Helix Board, on August 26, 2024, Goldman Sachs sent a process letter soliciting bids for a potential strategic transaction to various potential counterparties, including Company A, Company B and Company C.
On August 23, 2024, Helix and Hornbeck executed a confidentiality and nondisclosure agreement in connection with ongoing discussions, which included customary mutual non-disclosure and non-use provisions as well as a standstill that included a “don’t ask, don’t waive” provision.

On August 26, 2024, Goldman Sachs and Kirkland sent to potential counterparties in the process a draft merger agreement contemplating, among other things, a fixed exchange ratio of consideration for a stock-for-stock merger, largely reciprocal representations and warranties and interim operating covenants, and other customary terms and conditions.
Later that month, on August 29, 2024, Owen Kratz, President and Chief Executive Officer of Helix and director on the Helix Board, met with Mr. Hornbeck to discuss a possible strategic transaction involving Helix and Hornbeck.
In August and September, 2024, Company A diligenced Helix’s forecast model with representatives from Goldman Sachs, however Company A decided not to deliver a formal indication of interest or valuation range following its preliminary diligence process.
Also in September of 2024, representatives of Company B informed Helix that Company B declined to pursue further discussions prior to Company B sharing a formal indication of interest or valuation range as it intended to pursue a separate significant acquisition and was not in a position to continue conversations with Helix until that transaction was completed.
On September 24, 2024, Company C sent Helix an indication of interest letter proposing an all-stock transaction with pro forma ownership in the combined company of 41% for Helix shareholders and 59% for Company C shareholders, as well as proposed revisions to the draft of the merger agreement.
On October 10, 2024, following additional discussions and diligence between Helix and Company C, Goldman Sachs, on behalf of Helix, sent to Company C’s financial advisor a response to Company C’s indication of interest and proposing a revised pro forma ownership in the combined company of 47% for Helix shareholders and 53% for Company C shareholders.
On October 15, 2024, the financial advisor to Company C sent Goldman Sachs a revised indication of interest letter proposing an all-stock transaction with a revised pro forma ownership in the combined company ranging from 42.5%-43.5% for Helix shareholders and 56.5%-57.5% for Company C shareholders.
On October 23, 2024, Kirkland shared a further revised draft of the merger agreement with Company C’s legal advisors that contained revised representations and changes to the treatment of equity awards, among other changes.
Later in October of 2024, following a significant decline in the share price of Company C and its effect on relative trading multiples, representatives of Company C informed members of Helix management that they did not intend to continue pursuing a transaction.
Discussions with Hornbeck also ceased in late 2024. However, Helix continued to evaluate the possibility of strategic alternatives with Goldman Sachs.
On December 11, 2024, Goldman Sachs introduced to Mr. Transier a representative of a party referred to herein as “Company D”.
On January 2, 2025, Mr. Kratz and members of management from Company D met to discuss a potential strategic transaction.
On January 8, 2025, Helix and a party referred to herein as “Company E” executed a confidentiality and nondisclosure agreement in connection with ongoing discussions, which included customary non-disclosure and non-use provisions but, given that such agreement only had unilateral (rather than bi-lateral) non-disclosure and non-use provisions to protect Company E’s confidential information to be shared with Helix, no standstill provision in favor of Helix was included.
On January 16, 2025, Helix and Company D executed a confidentiality and nondisclosure agreement in connection with ongoing discussions, which included customary mutual non-disclosure, non-use and standstill provisions.
On February 18, 2025, Helix engaged Heidrick & Struggles International, Inc., an executive search firm, to assist in its executive succession planning and search for a new chief executive officer.
On March 20, 2025, representatives of Company E circulated a presentation on a potential business combination between Helix and certain oilfield services businesses owned by Company E.
On April 16, 2025, members of Helix management consisting of Mr. Kratz, Mr. Scotty Sparks, Executive Vice President and Chief Operating Officer, Mr. Erik Staffeldt, Executive Vice President and Chief Financial Officer,

Mr. Ken Neikirk, Executive Vice President, General Counsel and Corporate Secretary, Mr. Daniel Stuart, Vice President, Commercial, and Mr. Brent Arriaga, Vice President Finance and Accounting, and members of management from Company E, as well as certain of their respective advisors, gave reciprocal management presentations on their respective businesses.
In May of 2025, representatives of Company B discussed with Mr. Kratz regarding potentially restarting a dialogue regarding a strategic transaction, but Company B decided not to pursue further discussions and no further indication of interest or valuation range was shared between the parties.
On May 14, 2025, Goldman Sachs presented to the Helix Board regarding the status of past and ongoing discussions between Helix and Company A, Company B, Company C, Company D and Company E, including potential next steps if the Helix Board decided to pursue further discussions with each of these respective counterparties to a potential business combination involving Helix.
On May 18, 2025, Mr. Kratz, on behalf of Helix management and the Helix Board, sent an indication of interest to Company E for a potential business combination between Helix and certain oilfield services businesses owned by Company E (the “Company E Carveout Business”), valuing such business at $2.1 billion and proposing a pro forma ownership in the combined company of 50.1% for Company E shareholders and 49.9% for Helix shareholders, plus $1.0 billion in cash for Company E as part of the transaction.
On May 27, 2025, Messrs. Kratz, Sparks, Staffeldt, Neikirk and Stuart gave a management presentation overview of the Helix business, outlook and considerations regarding a potential combination to members of management from Company D, with certain of their respective advisors in attendance.
On June 10, 2025, Mr. Hornbeck met with John Lovoi, a director of Helix, to discuss a possible business combination with Helix. Later that month, the Hornbeck Board engaged Piper Sandler & Co. (“Piper”) as its financial advisor in connection with a possible strategic transaction with Helix. Following Mr. Hornbeck’s meeting with Mr. Lovoi, Mr. Hornbeck discussed the possibility of a strategic transaction with William Transier, Chairman of the Helix Board, and subsequently Mr. Kratz also shared presentation materials prepared by Piper. However, Helix did not pursue a potential strategic transaction with Hornbeck further at that time.
On June 11, 2025, representatives of Company D informed Goldman Sachs that it had decided not to pursue further discussions. No formal indication of interest or valuation range was shared and no agreement or terms were ultimately established between the parties.
On July 3, 2025, Mr. Transier and Mr. Kratz, on behalf of Helix management and the Helix Board, sent a revised indication of interest letter to representatives of Company E proposing a pro forma ownership in the combined company of Helix and the Company E Carveout Business representing 58% for Company E shareholders and 42% for Helix shareholders, plus $800 million in cash for Company E as part of the transaction.
On July 28, 2025, representatives of Company E sent a revised indication of interest letter to Helix proposing a pro forma ownership in the combined company between Helix and the Company E Carveout Business of at least 60% for Company E shareholders, as well as expressing an interest in further diligence given macroeconomic and market changes.
Between August and September of 2025, representatives of Company E and Messrs. Transier, Kratz, Neikirk, Staffeldt, Stuart, Sparks and Arriaga, continued discussions, including multiple due diligence sessions, but ultimately no agreement or terms were established between the parties, driven in large part by carveout complexities and financial statement preparation requirements. Helix and Company E ceased discussions in September of 2025.
On November 14, 2025, Hornbeck filed with the SEC a fourth amendment to its registration statement on Form S-1 in contemplation of an IPO, which was initially publicly filed with the SEC on December 7, 2023.
In December of 2025, Mr. Kratz had various discussions regarding a potential strategic transaction to acquire a party referred to herein as “Company F”, but such discussions ultimately did not result in any written or oral acquisition proposal, indication of interest, or valuation range, and no agreement or terms were established between the parties.
On December 17, 2025, following discussions with the Helix Board, Mr. Kratz informed the Helix Board of his intention to retire but agreed to continue to serve until the Helix Board appointed a successor.
On January 5, 2026, Mr. Rosen connected with Mr. Transier to discuss a potential strategic transaction between Helix and Hornbeck.

On January 9, 2026 and January 19, 2026, the Helix Board discussed the ongoing status and progress of discussions between Messrs. Rosen and Transier regarding a potential transaction between Helix and Hornbeck, and the Helix Board indicated its support in continuing to advance those conversations.
From January 9, 2026 through February 6, 2026, Messrs. Rosen and Transier exchanged several communications regarding a potential transaction between Helix and Hornbeck, including the possible benefits of such a transaction and potential timeline thereof.
On various occasions in January of 2026, Messrs. Transier and Staffeldt, discussed with representatives of Goldman Sachs, the financial advisor to Helix in connection with prior strategic alternative discussions, the proposed business combination with Hornbeck.
On January 13, 2026, Hornbeck filed a fifth amended registration statement on Form S-1 with the SEC.
On January 15, 2026, Mr. Transier met with Mr. Rosen and Mr. McConeghy to discuss a potential strategic transaction between Helix and Hornbeck.
On January 21, 2026, the Hornbeck Board held a special meeting to receive an update from the strategic alternatives committee regarding a possible strategic transaction with Helix. At that meeting, the Hornbeck Board discussed the relative merits of pursuing such a strategic transaction against the alternative of imminently consummating an IPO. Following deliberation, the Hornbeck Board unanimously agreed that Mr. Rosen and Mr. Hornbeck and other representatives of Hornbeck should meet with the Helix Board to continue to evaluate a potential strategic transaction.
Also on January 21, 2026, in preparation for a possible meeting between representatives of Hornbeck and the Helix Board, Mr. Neikirk sent a draft mutual confidentiality and nondisclosure agreement to Mr. Rosen in his capacity as a representative of Hornbeck. The draft agreement included customary mutual non-disclosure and non-use provisions, as well as a standstill that included a “don’t ask, don’t waive” provision.
Also on January 21, 2026, Mr. Neikirk contacted Kirkland, legal counsel to Helix in connection with its strategic alternatives review and counsel to Hornbeck in respect of its IPO and other strategic alternatives, to discuss the proposed business combination with Hornbeck. Kirkland advised that they were already engaged as legal counsel to Hornbeck. As such, Kirkland advised that representation of Helix in connection with a strategic transaction involving Hornbeck may constitute a conflict of interest.
On February 2, 2026, following communication with the Helix Board, Helix agreed to waive any conflict that may exist in respect of Kirkland’s representation of Hornbeck in connection with the potential strategic transaction between Helix and Hornbeck (other than with respect to any litigation, mediation or other legal proceeding or dispute among Helix, Hornbeck or their respective directors, officers, employees or representatives arising out of the potential strategic transaction between Helix and Hornbeck). As a condition to the waiver, Kirkland agreed that no attorney or paralegal representing Hornbeck would have access to any of Helix’s privileged or confidential information in possession of Kirkland and that Kirkland would not use or disclose Helix’s privileged or confidential information for the benefit of Hornbeck or any other person to the detriment of Helix. In addition, Kirkland agreed that except with Helix’s prior written consent, no Kirkland attorney or paralegal who had previously represented Helix would work with Hornbeck on the potential strategic transaction with Helix. Kirkland also agreed that it would not represent Hornbeck or Helix in any legal proceeding or dispute between Helix and Hornbeck or their respective directors, officers, employees or representatives commenced with respect to the potential strategic transaction between Helix and Hornbeck.
On February 2, 2026 and effective February 1, 2026, Helix and Hornbeck executed the mutual confidentiality and nondisclosure agreement, which included the standstill and “don’t ask, don’t waive” provision.
Also on February 2, 2026, the Helix Board held a special meeting, with Messrs. Hornbeck, Rosen, McConeghy and Samuel Giberga, Executive Vice President, General Counsel and Corporate Secretary of Hornbeck, each in their capacities as representatives of Hornbeck, in attendance at the invitation of the Helix Board, to discuss the proposed business combination between Helix and Hornbeck. Following the special meeting, the Helix Board directed Helix management to continue to pursue the potential transaction.
On February 3, 2026, Helix engaged Baker Botts L.L.P. (“Baker Botts”) as legal counsel for the proposed business combination with Hornbeck, after confirming the absence of conflicts in connection with the representation.

On February 4, 2026, Hornbeck’s strategic alternatives committee held a telephonic meeting with representatives from Piper, Barclays Capital Inc. (“Barclays”), as an additional financial advisor to Hornbeck, and Kirkland present and determined to recommend to the Hornbeck Board that the Hornbeck Board pursue a business combination with Helix. The strategic alternatives committee instructed Kirkland to draft an indication of interest outlining proposed terms for a potential transaction, including an exchange ratio that would result in a fully diluted equity split in the combined company of 60% for Hornbeck securityholders and 40% for Helix securityholders, proposed for Mr. Hornbeck to lead the combined companies and called for registration rights to be granted to certain Hornbeck securityholders, which the strategic alternatives committee viewed as important in order to obtain support of such securityholders and consistent with rights they would have received in connection with an IPO. The indication of interest also proposed a post-closing board composition commensurate with the proposed equity split.
On February 6, 2026, the Hornbeck Board held a special meeting to receive an update from its strategic alternatives committee regarding a potential transaction with Helix. Members of Hornbeck management and representatives of Piper, Barclays and Kirkland were in attendance. The strategic alternatives committee discussed its recommendation to pursue a business combination with Helix. The Hornbeck Board also received an update from Piper and Barclays regarding the proposed transaction. Following discussion the Hornbeck Board determined that the proposed transaction with Helix would provide more value to its securityholders than an initial public offering on a standalone basis. Accordingly, the Hornbeck Board postponed the launch of its IPO to pursue a business combination with Helix.
In making such determination, among other factors discussed under the section titled “Hornbeck’s Reasons for the Mergers”, below, and without assigning relative weights to any particular factor, the Hornbeck Board considered that the proposed combination of Helix and Hornbeck created a unique opportunity to combine two adjacent offshore businesses into a premier marine services company with enhanced scale and significant size from which to offer services to the oilfield, defense and renewables industries. Hornbeck’s management and financial advisors advised the Hornbeck Board that, among other synergies and synergisms, a combined company could improve utilization of Helix’s intervention and robotics services through deployment on Hornbeck’s light-well intervention capable fleet and that Helix’s strong reputation in deepwater decommissioning created an ideal entry point into a large, growing market for Hornbeck’s OSVs and MPSVs. In addition, the Hornbeck Board was advised that the two companies would, once combined, have operations in overlapping markets creating opportunities to economize shoreside facilities and integrate in-house architectural engineering teams and design solutions to expand capabilities across specialized markets. The Hornbeck Board also considered Hornbeck management’s belief that Helix’s robotics could be utilized in Hornbeck’s growing defense and renewables end-markets, enhancing offerings and diversifying revenues. From a shareholder value and liquidity perspective, the Hornbeck Board considered that at a range of likely possible equity splits as between Hornbeck securityholders and Helix securityholders, a combination with Helix was likely to deliver greater value to Hornbeck securityholders than proceeding with an initial public offering as a standalone company. This was based in part on advice from Hornbeck’s financial advisors that the greatly expanded size, scale and scope of operations of the combined company would differentiate the combined company from likely trading peers of Hornbeck as a standalone public company, resulting in increased investor interest and improved trading multiples. The Hornbeck Board also considered that the timeline to eventual liquidity for its stockholders would likely be similar whether Hornbeck proceeded with an initial public offering or a combination with Helix, but that given Helix’s already robust market capitalization and trading volumes, as a combined company there would likely be a better market for liquidity for Hornbeck securityholders than there might be if Hornbeck was a standalone public company. The Hornbeck Board also considered that Hornbeck would avoid an “IPO discount” by proceeding with a combination with Helix instead of an initial public offering as a standalone company.
The Hornbeck Board instructed the strategic alternatives committee to deliver the indication of interest letter to the Helix Board. During the executive session, which, except for Mr. Giberga, Hornbeck management, including Mr. Hornbeck, did not attend, the Hornbeck Board also discussed, in connection with a possible transaction with Helix, amending the existing trademark license agreement with HFR, an entity related to Mr. Hornbeck, to provide for long term use of the “Hornbeck” name and associated trademarks by the combined company without ongoing periodic payments to an entity related to the lead executive for the combined company, and the need for post-transaction employment terms with Mr. Hornbeck.
Later in the day on February 6, 2026, the Helix Board received an indication of interest letter from Hornbeck outlining proposed terms of a potential transaction, including a tentative timeline for definitive documents and a proposed exchange ratio that would result in a fully diluted equity split in the combined company of 60% and 40% for

Hornbeck securityholders and Helix securityholders, respectively, provided for Mr. Hornbeck to lead the combined company and indicated the expectation that the securityholders of Hornbeck would receive registration rights in connection with the transactions. It also proposed post-closing board composition commensurate with the proposed equity split.
On February 9, 2026, the Helix Board received a presentation from Mr. Rosen on behalf of Hornbeck in connection with the indication of interest letter received on February 6, 2026.
Also on February 9, 2026, Helix engaged Alvarez & Marsal Holdings, LLC (“A&M”) as financial and diligence advisor for the proposed business combination with Hornbeck, after confirming the absence of conflicts in connection with the representation.
On February 10, 2026, the Helix Board held a special meeting, with Messrs. Sparks, Staffeldt, Neikirk and Richard Warren, Director of Corporate Development of Helix, representatives of Goldman Sachs, and representatives of Baker Botts in attendance, to discuss the proposed business combination with Hornbeck, including a review of the indication of interest letter received from Hornbeck, and preparing workstreams related to the proposed business combination.
Also on February 10, 2026, at the direction of the Helix Board, representatives of Goldman Sachs discussed with representatives of Barclays the potential transaction between Helix and Hornbeck from a financial perspective.
On February 11, 2026, Messrs. Rosen and Transier discussed the status of the potential transaction between Helix and Hornbeck and various business diligence deliverables.
On February 12, 2026, Helix engaged Veriten, LLC (“Veriten”) as strategic advisor for Helix for the proposed business combination with Hornbeck.
Also on February 12, 2026, a representative of Kirkland sought an additional waiver from Helix for five Kirkland attorneys, who had previously represented Helix in a limited specialists capacity, to work with Hornbeck on the potential strategic transaction with Helix.
From February 12, 2026 through April 21, 2026, Helix and Hornbeck conducted reciprocal legal, financial and operational due diligence. During this time Hornbeck’s strategic alternatives committee met regularly to discuss findings and process for the potential transaction with Helix, including for Mr. Rosen to update the strategic alternatives committee on his discussions with representatives from Helix on behalf of Hornbeck.
On February 13, 2026, Mr. Transier discussed a potential transaction between Helix and Company E with a representative at Company E. No agreement or terms were established between the parties.
On February 16, 2026, Mr. Neikirk of Helix granted the February 12, 2026 waiver request from Kirkland.
On February 18, 2026, the Helix Board held a meeting and discussed the financial considerations and diligence matters related to the potential transaction between Helix and Hornbeck.
On February 19, 2026, Baker Botts shared an initial draft of the merger agreement with Kirkland, as legal advisor for Hornbeck. The draft contemplated, among other things, (i) a fixed exchange ratio of merger consideration for each share of Hornbeck’s outstanding common stock, warrants and equity awards, (ii) Hornbeck’s written stockholder consent approving the merger to be delivered at or shortly following signing of the merger agreement, (iii) largely reciprocal representations and warranties and interim operating covenants, (iv) registration rights for Hornbeck consenting stockholders, (v) no-shop covenants applicable to Helix and Hornbeck, with Helix’s covenant subject to customary fiduciary out exceptions, (vi) a termination right applicable to Helix for a superior proposal, (vii) a termination fee and reverse termination fee of approximately 2.5% of equity value of the paying party in the event the merger agreement was terminated in certain situations, (viii) an expense reimbursement amount of approximately 0.5% of the equity value of the paying party, payable in certain situations, and (ix) an undetermined outside date for the transaction, with one automatic extension for an undetermined period, if clearance under the HSR Act and all consents, waivers, approvals, licenses, permits, orders or authorizations, if any, required to be obtained under antitrust laws and foreign investment laws had not been obtained on that date, but all other conditions to the completion of the mergers were then satisfied or waived (or in the case of conditions that were to be satisfied at the closing, were reasonably capable of being satisfied).
Also on February 19, 2026, the parties, including Goldman Sachs, Barclays and Piper, shared initial drafts of the respective Helix and Hornbeck stand-alone management five-year financial forecast models.

On February 22, 2026, members of the Helix Board interviewed a potential chief executive officer candidate for Helix recommended by the Corporate Governance and Nominating Committee of the Helix Board.
On February 25, 2026, Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart, and Warren, and members of Hornbeck management, consisting of Messrs. Hornbeck, Jim Harp, Executive Vice President and Chief Financial Officer of Hornbeck, Giberga, Mr. John Cook, Executive Vice President and Chief Commercial Officer of Hornbeck, Mr. Potter Adams, Senior Vice President Finance of Hornbeck, Brian Cook, Senior Vice President and Chief Accounting Officer of Hornbeck, and Mr. Carl Annessa, Executive Vice President, Military, Engineering, Repair & Maintenance of Hornbeck, Priscilla Heistad, Senior Vice President Human Resources and Chief Human Resources Officer of Hornbeck, Michael Nicaud, Senior Vice President, Associate General Counsel and Chief Compliance Officer of Hornbeck, and Beth LaBrosse, Vice President, Assistant General Counsel and Assistant Corporate Secretary of Hornbeck, as well as representatives of Goldman Sachs, Piper, Barclays and Baker Botts, gave reciprocal management presentations on their respective businesses and discussed matters relating to the potential transaction, including the merger agreement and the respective management financial forecast models.
On February 27, 2026, Messrs. Rosen and Transier discussed the five-year management financial models of Helix and Hornbeck and respective business operations of the parties.
On March 4, 2026, Messrs. Neikirk, Stuart and Warren, and Hornbeck management, including Messrs. Hornbeck, Giberga and Adams and Brian Cook, discussed the proposed business combination and potential synergies.
Also on March 4, 2026, Messrs. Neikirk and Giberga discussed the proposed business combination and legal due diligence matters.
On March 5, 2026, Messrs. Rosen and Transier discussed potential synergies of the proposed business combination between Helix and Hornbeck, as well as diligence matters and Hornbeck’s existing trademark license agreement with Mr. Hornbeck.
On March 6, 2026, the Helix Board held a special meeting to discuss updates regarding the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs and Baker Botts were in attendance. Representatives of Goldman Sachs summarized the exchange of five-year management forecast models, reciprocal management diligence sessions and other considerations. Representatives of Goldman Sachs also reviewed its preliminary financial analyses of the potential transaction. Representatives of Veriten presented an analysis of the potential transaction, as well as information regarding industry outlook and transaction risks. During the meeting, members of Helix management discussed financial and contractual due diligence, potential synergies and the draft merger agreement.
On March 8, 2026, Helix engaged Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as public relations advisor for the proposed business combination with Hornbeck.
On March 9, 2026, Messrs. Rosen and Transier discussed the status of the potential transaction and diligence matters.
On March 10, 2026, the Hornbeck Board held a special meeting, which Mr. Hornbeck did not attend, to discuss post-closing employment terms for Mr. Hornbeck and the license agreement with HFR. Representatives of Kirkland were in attendance.
On March 11, 2026, Mr. Neikirk, Mr. Warren and Mr. Erik Heymann, Deputy General Counsel of Helix, and Messrs. Giberga and Nicaud and Mrs. LaBrosse of Hornbeck, as well as representatives of Baker Botts and Kirkland, met to discuss legal and compliance matters relating to the proposed business combination and each party’s respective business.
Also on March 11, 2026, Messrs. Transier, Rosen and McConeghy discussed the proposed business combination, including valuation matters, governance matters and the trademark license agreement with HFR. A revised exchange ratio was also discussed that would result in a fully diluted equity split in the combined company of 59% and 41% for Hornbeck securityholders and Helix securityholders, respectively.
On March 12, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs, Baker Botts and

Veriten were in attendance. Representatives of Goldman Sachs summarized the management reciprocal diligence process and the parties’ reciprocal five-year management financial forecast models. Members of Helix management provided an update on ongoing diligence work streams, including those relating to accounting, operations and legal and compliance matters.
Also on March 12, 2026, Messrs. Staffeldt, Neikirk, Stuart and Warren of Helix, and Messrs. Harp, Todd Hornbeck, Adams, Brian Cook, John Cook and Nicaud, as well as representatives of Barclays, Piper and Goldman Sachs, met to discuss anticipated synergies arising from the potential transaction.
On March 13, 2026, Messrs. Rosen and Transier discussed valuation matters and governance matters related to the potential transaction.
Also on March 13, 2026, Messrs. Rosen and Hornbeck discussed the status of the potential transaction and ongoing diligence efforts.
On March 14, 2026, Mr. Transier and Bobby Jindal, a director on the Hornbeck Board and chair of its compensation committee, discussed the Hornbeck trademark license agreement with HFR.
On March 15, 2026, Messrs. Transier, Rosen, and Todd Hornbeck, along with Larry Hornbeck, Chairman Emeritus of Hornbeck, met to discuss the proposed business combination, including diligence, governance and valuation matters. Messrs. Todd Hornbeck and Rosen proposed key terms for the merger agreement, including an exchange ratio that would result in a fully diluted equity split in the combined company of 56% and 44% for Hornbeck securityholders and Helix securityholders, respectively, as well as executive officer and board governance proposals.
On March 16, 2026, the Hornbeck Board held a special meeting to receive an update from the strategic alternatives committee regarding the potential transaction, including diligence conducted on Helix to date and status of discussions regarding relative valuations and the proposed equity split. Members of Hornbeck management and representatives of Piper, Barclays and Kirkland were in attendance. Following deliberations, the Hornbeck Board held an executive session, which, except for Mr. Giberga, Hornbeck management, including Mr. Hornbeck, did not attend, to consider a proposal for an amended and restated trademark license agreement with HFR as well as post-closing employment terms for Mr. Hornbeck. Following that meeting, Kirkland contacted counsel to Mr. Hornbeck, Herrick, Feinstein LLP (“Herrick”), to discuss these proposals.
Also on March 16, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs, Baker Botts and Veriten were in attendance. Mr. Transier provided an update on ongoing discussions with Hornbeck and its representatives, including financial forecasts, valuation, exchange ratio and governance matters. Representatives of Goldman Sachs provided an overview of the management reciprocal diligence process, including regarding potential synergies. Representatives of Veriten presented possible market expectations regarding valuation.
Also on March 16, 2026, Mr. Transier discussed the potential transaction with Mr. Rosen and they discussed an exchange ratio that would result in a fully diluted equity split in the combined company of 55.5% and 44.5% for Hornbeck securityholders and Helix securityholders, respectively, to be reflected in the merger agreement. Additionally, the parties discussed Helix’s current chairman remaining on the combined company board for a period of two years and that Helix would have designation rights for the chairpersons of the Audit Committee and Corporate Governance and Nominating Committee of the combined company, noting Hornbeck would have the designation rights for the chairperson of the Compensation Committee of the combined company.
Also on March 16, 2026, Messrs. Neikirk and Staffeldt of Helix, and Mr. Don D’Arcourt, Senior Vice President and Chief Information Security Officer of Hornbeck, as well as representatives from Baker Botts, Kirkland and EY, as independent registered public accounting firm for Hornbeck, discussed certain diligence matters.
On March 17, 2026, Messrs. Transier and Rosen discussed the equity split, the exchange ratio, valuation and governance matters.
On March 18, 2026, Messrs. Stuart, Transier and Warren discussed various diligence matters with ERM Group, Inc., as environmental and safety consultants for Hornbeck.
On March 20, 2026, Messrs. Transier and Rosen discussed the potential transaction, joint communications, equity splits, synergies and governance matters. Additionally, Messrs. Transier and Rosen discussed the status of the trademark license agreement with Mr. Hornbeck.

On March 23, 2026, Kirkland shared a revised draft of the merger agreement. The revised draft contemplated, among other things, (i) a support agreement from Hornbeck stockholders at signing of the transaction and written consent of the stockholders following the effectiveness of a registration statement on Form S-4, (ii) conversion of Helix from a Minnesota corporation to a Delaware corporation pursuant to a Plan of Conversion, (iii) modifications to the no-shop covenants applicable to Helix and Hornbeck, with both parties’ covenants subject to customary fiduciary out exceptions, (iv) removal of Helix’s termination right for a superior proposal, (v) an increased termination fee and expense reimbursement fee of approximately 4.0% and approximately 1.0%, respectively, and (vi) a combined company board composition of seven directors, three designated by Helix and four designated by Hornbeck.
Also on March 23, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs, Baker Botts and Veriten were in attendance. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the potential transaction. Representatives of Goldman Sachs also provided an update regarding ongoing workstreams, including reciprocal management diligence, negotiation of definitive agreements and stakeholder communications planning.
On March 24, 2026, members of Helix management, including Messrs. Neikirk and Warren, and Hornbeck management, including Messrs. Todd Hornbeck, Giberga, Annessa, Brian Cook, John Cook, Nicaud, Adam and Harp, as well as Mrs. LaBrosse and Mrs. Heistad, as well as representatives from K&L Gates LLP (“K&L Gates”), as antitrust legal advisor to Hornbeck, Baker Botts and Kirkland discussed legal diligence matters.
Also on March 24, 2026, members of Helix management held an interview with a potential chief executive officer candidate for Helix.
On March 25, 2026, the Helix Board held an additional interview with a potential chief executive officer candidate for Helix.
Also on March 25, 2026, Messrs. Transier and Rosen discussed the merger agreement, including the Hornbeck stockholder consent and treatment of indebtedness, as well as the status of ancillary documents.
On March 26, 2026, representatives of Goldman Sachs provided a customary material relationship disclosure letter to the Helix Board.
Also on March 26, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of A&M, Goldman Sachs, Veriten and Baker Botts were in attendance.
On March 27, 2026, Messrs. Transier and Lovoi discussed with a party referred to herein as “Company G” a potential transaction between Helix and Company G. The parties discussed entry into a nondisclosure agreement, but no agreement or terms were established between the parties.
On March 28, 2026, Company G informed members of Helix management that it would not be able to proceed with a competitive price with respect to a potential transaction with Helix.
Also on March 28, 2026, Kirkland and Herrick connected to discuss post-closing employment arrangements for Mr. Hornbeck as well as the license agreement with HFR.
On March 30, 2026, Messrs. Transier and Rosen discussed governance matters of the combined company and diligence and valuation matters of the proposed business combination. Also discussed were certain terms of the merger agreement and the trademark license agreement with Mr. Hornbeck.
On March 31, 2026, Messrs. Neikirk and Heymann, met with Messrs. Giberga and Nicaud, and Ms. LaBrosse as well as representatives from Baker Botts and Kirkland, discussed the potential transaction, business operations of the parties and Jones Act matters.
On April 1, 2026, representatives of Baker Botts and Kirkland discussed the draft merger agreement and certain terms thereof.
Also on April 1, 2026, Hornbeck received a counterproposal from Herrick on behalf of Mr. Hornbeck relating to Mr. Hornbeck’s post-closing employment arrangements and the trademark license agreement with HFR.
Also on April 1, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of A&M, Goldman Sachs, Baker

Botts and Veriten were in attendance. Members of Helix management discussed operations matters of Helix and Hornbeck. Representatives of A&M advised of ongoing financial due diligence. Representatives of Baker Botts discussed the merger agreement draft and ancillary documents related thereto. Representatives of Goldman Sachs summarized updated management financial projections and synergies.
Also on April 1, 2026, Messrs. Transier Neikirk, Warren, and Kenric McNeal, Director of Human Resources of Helix, and Ms. Angie Wickert, Deputy General Counsel, Sustainability & Compliance Officer, and Assistant Secretary of Helix, met with Messrs. Brian Cook, Adams and Nicaud and members of Hornbeck’s transactional diligence team with relevant subject matter expertise, to discuss certain diligence matters.
On April 2, 2026, the Hornbeck Board held a special meeting to discuss status of the potential transaction with Helix. Members of Hornbeck management and representatives of Piper, Barclays and Kirkland were in attendance. The Hornbeck Board received updates from the strategic alternatives committee regarding the diligence conducted on Helix and status of discussions regarding relative valuations and the proposed equity split. During executive session, which, except for Mr. Giberga, Hornbeck management, including Mr. Hornbeck, did not attend, the Hornbeck Board discussed the proposal regarding Mr. Hornbeck’s post-closing employment arrangements and the trademark license agreement.
On April 4, 2026, Baker Botts shared a revised draft of the merger agreement. The revised draft contemplated, among other things, (i) removal of the Hornbeck support agreement and inclusion of the Hornbeck approval and stockholder consent to be received at or shortly following signing of the merger, (ii) modifications to the combined company director designation rights, (iii) modifications of the scope of representations and warranties and interim operation covenants, (iv) removal of Hornbeck’s fiduciary out, (v) proposed treatment of Helix’s existing indebtedness, (vi) Helix’s ability to terminate for a superior proposal and (vii) a termination fee and reverse termination fee applicable to the parties of approximately 2.5% of the equity value of the paying party and an expense reimbursement amount of approximately 0.5% of the equity value of the paying party. Baker Botts also shared an initial draft of the Helix disclosure letter.
Also on April 4, 2026, Messrs. Transier, Rosen and Jindal discussed the trademark license agreement with Mr. Hornbeck.
From April 6, 2026 through April 9, 2026, Mr. Transier discussed the potential Helix chief executive officer role with a potential candidate.
On April 6, 2026, Kirkland shared an initial draft of the registration rights agreement, which included, among other things, underwritten and coordinated offering demand rights and “piggy-back” registration rights, as well as a 180-day post-closing lock-up on the registrable securities set forth therein, subject to certain customary limitations.
On April 7, 2026, Baker Botts shared a draft of the Plan of Conversion with Kirkland.
Also on April 7, 2026, the Hornbeck Board sent a proposal regarding post-closing employment terms and the trademark license agreement with HFR to Mr. Hornbeck and representatives of Hornbeck subsequently discussed those matters with Mr. Hornbeck and Herrick.
On April 8, 2026, Messrs. Transier and Rosen discussed the draft merger agreement and the trademark license agreement with Mr. Hornbeck, as well as potential timing for announcement of the transaction.
On April 9, 2026, representatives of Helix, including Messrs. Neikirk and Transier, and Hornbeck management, including Messrs. Rosen and Giberga and members of Hornbeck’s transactional diligence team with relevant subject matter expertise, as well as representatives from Baker Botts, Kirkland and EY, discussed diligence matters.
Also on April 9, 2026, Kirkland shared with Herrick a revised term sheet proposal for post-closing employment terms for Mr. Hornbeck.
On April 10, 2026, the Hornbeck Board held a special meeting to receive an update regarding the potential transaction with Helix. Members of Hornbeck management and representatives of Piper, Barclays and Kirkland were in attendance. During executive session, which, except for Mr. Giberga, Hornbeck management, including Mr. Hornbeck, did not attend, the Hornbeck Board discussed Mr. Hornbeck’s post-closing employment arrangements and the license agreement.
Later in the day on April 10, 2026, Kirkland shared a revised draft of the merger agreement. The revised draft contemplated, among other things, (i) removal of the Helix termination right for a superior proposal, (ii) a termination and reverse termination fee applicable to the parties of approximately 3.6% of the equity value of the paying party and an expense reimbursement amount of approximately 1.0% of the equity value of the paying party, (iii) a requirement for Helix to enter into an employment agreement with, and grant equity awards to, the Chief Executive Officer of the combined company, (iv) modifications to the scope of the representations and warranties, including Hornbeck’s qualification of the disclosure schedule by reference to Hornbeck’s Registration Statement on Form S-1, (v) payoff of the amounts outstanding under Helix’s credit facility, (vi) a classified and staggered board for the combined company and (vii) modifications to the treatment of equity awards and Hornbeck’s outstanding creditor warrants. Also, Kirkland shared initial drafts of the certificate of incorporation of the combined company, bylaws of the combined company, director and officer indemnification agreement, amended and restated Jones Act warrant agreement, amendment to the creditor warrant agreement, Hornbeck written consent and Hornbeck termination and lock-up agreement.
On April 13, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Collman, Stuart and Warren and representatives of Goldman Sachs, Baker Botts, A&M and Veriten were in attendance. Representatives of Goldman Sachs discussed Hornbeck’s expectations to provide preliminary first quarter financial information and Helix’s announced first quarter earnings call scheduled for April 23, 2026. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the potential transaction. Representatives of Baker Botts discussed the status of the draft merger agreement and other ancillary documents related thereto, as well as the status of discussions with Hornbeck’s advisors regarding delivery of its stockholders’ approval of the mergers. Representatives of A&M discussed tax diligence matters and their impact on a combined company’s go-forward operations. The Helix Board discussed a conversation with a representative of Company E regarding a potential strategic transaction; however, the Helix Board determined that the transaction was not executable in the near term. The Helix Board also discussed the status of discussions with a potential chief executive officer candidate.
On April 15, 2026, representatives of Baker Botts, Kirkland, Cozen O’Connor P.C., Minnesota legal counsel to Hornbeck, and Maslon LLP, Minnesota legal counsel to Helix, discussed the potential transaction, the merger agreement, the Plan of Conversion, shareholder proposals and voting standards.
On April 15, 2026, Kirkland shared an initial draft of the Hornbeck disclosure letter.
Also on April 15, 2026, Baker Botts shared a revised draft of the merger agreement. The revised draft contemplated, among other things, (i) removal of the employment agreement with the Chief Executive Officer of the combined company to be effective as of the Closing Date, (ii) modifications to the representations and warranties and interim operating covenants, (iii) modifications to the treatment of Helix’s existing indebtedness, including Helix’s credit facility, and (iv) a reduced termination fee and expense reimbursement fee of approximately 2.5% and approximately 0.5%, respectively. Additionally, Baker Botts shared revised drafts of the registration rights agreement, certificate of incorporation of the combined company, bylaws of the combined company, director and officer indemnification agreement, amended and restated Jones Act warrant agreement, amendment to the creditor warrant agreement, Hornbeck written consent and Hornbeck termination and lock-up agreement.
On April 16, 2026, representatives of Baker Botts and Kirkland discussed the merger agreement and ancillary agreements.
Also on April 16, 2026, the Hornbeck Board held a special meeting to discuss status of the potential transaction with Helix. Representatives from Hornbeck management, Piper, Barclays and Kirkland were in attendance. The Hornbeck Board received updates from the strategic alternatives committee, a presentation from Piper and Barclays regarding the economics of the potential transaction, including the exchange ratio, and a presentation from Kirkland summarizing the current drafts of the definitive documentation in respect of the potential transaction with Helix. During executive session, which, except for Mr. Giberga, Hornbeck management, including Mr. Hornbeck, did not attend, the Hornbeck Board discussed the responsive proposal from Mr. Hornbeck regarding his post-closing employment arrangements and the trademark license agreement.
Also on April 16, 2026, Herrick sent Kirkland a revised term sheet regarding post-closing employment terms with Mr. Hornbeck.
On April 17, 2026, Messrs. Staffeldt, Neikirk and Heymann and representatives of Baker Botts discussed the potential transaction and treatment of Helix’s debt.
Also on April 17, 2026, Kirkland shared an initial draft of the securityholders agreement and revised drafts of the merger agreement, certificate of incorporation of the combined company, bylaws of the combined company, director and officer indemnification agreement, governance policy, amended and restated Jones Act warrant agreement, registration rights agreement, amendment to the creditor warrant agreement, Hornbeck written consent and Hornbeck termination and lock-up agreement. The revised draft of the merger agreement contemplated, among other things, (i) a termination fee of approximately 3.6% equity value, (ii) expense reimbursement of approximately 1.0% and (iii) qualification of Hornbeck’s representations and warranties by the registration statement on Form S-1. The draft securityholders agreement provided for the governance rights agreed by the parties, including director nomination rights, information rights and certain standstill and transfer restrictions.
From April 17, 2026 through April 21, 2026, the parties exchanged various revised drafts of the merger agreement and ancillary documents, including revised drafts of the disclosure letters and held several discussions regarding the draft documents. From April 17, 2026 through April 21, 2026, representatives of Hornbeck and Herrick also continued to negotiate the proposed employment term sheet for Mr. Hornbeck and the trademark license agreement.
On April 18, 2026, Helix executed an updated engagement letter with Goldman Sachs, as financial advisor, relating to the proposed business combination with Hornbeck.
On April 20, 2026, representatives of Barclays proposed to representatives of Goldman Sachs Hornbeck’s proposed method of calculating the exchange ratio to account for settling of convertible securities with a strike price using the treasury share method and adjusting incentive awards for tax withholding of shares that will be cancelled.
On April 21, 2026, representatives of Goldman Sachs provided a customary material relationship disclosure letter to the Helix Board.
Also on April 21, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs, Baker Botts, Veriten and Joele Frank were in attendance. Members of Helix management provided an update with respect to reciprocal management diligence efforts. Representatives of Joele Frank provided an overview of the communication materials and matters related to the proposed business combination. Representatives of Goldman Sachs reviewed its preliminary financial analyses of Helix, Hornbeck and the potential transaction and summarized the negotiated exchange ratio that would result in a fully diluted equity split in the combined company of 55% and 45% for Hornbeck securityholders and Helix securityholders, respectively. Representatives of Baker Botts provided an overview of the terms of the merger agreement and negotiation points between the parties in recent weeks and discussed ancillary documentation in connection with the mergers. Representatives of Baker Botts provided a comparison of certain merger agreement terms and advised with respect to the implications of the proposed conversion of Helix from a Minnesota corporation to a Delaware corporation, along with the proposed updates to governance documents that include Jones Act protections limiting the foreign share ownership in Helix.
On April 21, 2026 and April 22, 2026, Baker Botts and Kirkland finalized the terms of the merger agreement, registration rights agreement, securityholders agreement and other ancillary documentation, including the respective disclosure letters.
On April 22, 2026, representatives of Baker Botts, Kirkland, and each of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) and Davis Polk & Wardwell LLP, each as legal counsel for certain of Hornbeck’s stockholders to be a party to the securityholders agreement, met to discuss the securityholders agreement. Following such meeting, Paul, Weiss sent an updated draft of the securityholders agreement and Baker Botts returned a further updated draft of the securityholders agreement.
In the morning of April 22, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt and Neikirk and representatives of Goldman Sachs, Baker Botts and Veriten were in attendance. Mr. Transier discussed Hornbeck’s proposed method for calculating the exchange ratio. Representatives of Goldman Sachs reviewed its preliminary analyses of Helix, Hornbeck and the potential transaction. The Helix Board and its advisors also discussed the status of the trademark license agreement with HFR, to be amended, and the name and branding of the combined company.
During the evening of April 22, 2026, the Helix Board held a special meeting to discuss the potential transaction with Hornbeck. Messrs. Sparks, Staffeldt, Neikirk, Arriaga, Stuart and Warren and representatives of Goldman Sachs, Baker Botts and Veriten were in attendance. The Helix Board reviewed the materials prepared by advisors and engaged in final deliberation regarding whether to approve the proposed business combination, including an evaluation of the governance structure, economic terms and strategic rationale. Representatives of Goldman Sachs summarized the negotiated exchange ratio, method for calculation thereof and Helix’s ownership in the combined company, as well as the proposed governance structure of the combined company. Representatives of Baker Botts advised the Helix Board with respect to the standards of the duties of care and loyalty under both Minnesota and Delaware law and reiterated the Helix Board’s charge to act in the best interests of Helix’s shareholders. Representatives of Baker Botts also discussed the final termination fee and reverse termination fee of approximately 3.0% and the final expense reimbursement amount of approximately 1.0% to be included in the merger agreement. Representatives of Goldman Sachs then delivered to the Helix Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated April 22, 2026, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken in preparing such opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Helix. The Helix Board approved the proposed business combination, with Amy H. Nelson abstaining for reasons discussed in more detail below under “—Recommendation of Helix’s Board and Reasons for the Mergers—Views of Abstaining Director”.
Also during the evening of April 22, 2026, the Hornbeck Board held a special meeting to discuss the potential transaction with Helix. Members of Hornbeck management and representatives of Piper, Barclays and Kirkland were in attendance. The Hornbeck Board reviewed the materials prepared by advisors and engaged in final deliberation regarding whether to approve the proposed business combination, including the evaluation of governance structure, economic terms and strategic rationale. Representatives of Piper and Barclays discussed the negotiated exchange ratio and method for calculation thereof and Hornbeck’s ownership of the combined company. Representatives of Kirkland discussed the definitive documentation, including proposed governance structure, and relevant updates since the meeting of the Hornbeck Board on April 16, 2026, including the final termination fee and reverse termination fee amounts, the final expense reimbursement amounts and the final post-closing arrangements for Hornbeck’s securityholders. Representatives from Kirkland then gave an overview of the standards of duties of care and loyalty under Delaware law and considerations for the directors in the discharge of their fiduciary duties. The Hornbeck Board then unanimously determined that the merger agreement and the transactions contemplated thereby were fair to, advisable and in the best interest of Hornbeck and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, directed that the merger agreement be submitted to Hornbeck’s stockholders for approval and recommended that its stockholders vote in favor of the adoption of the merger agreement. The Hornbeck Board also unanimously approved various other matters ancillary thereto, including the entry into the amended license agreement with HFR and a non-binding term sheet relating to certain proposed post-closing employment terms for Mr. Hornbeck.
Later on April 22, 2026, the parties executed the merger agreement, registration rights agreement, securityholders agreement and Hornbeck and certain of its securityholders executed the Hornbeck termination and lock-up agreement. Shortly following the execution of the merger agreement, Hornbeck stockholders holding a majority of the shares of Hornbeck common stock outstanding and entitled to vote on the matter delivered a written consent, executed in accordance with Section 228 of the DGCL, adopting the merger agreement and approving the transactions contemplated by the merger agreement, including the mergers, which written consent was delivered by Hornbeck to Helix.
On April 23, 2026, the parties issued a joint press release announcing the transaction and held a joint investor conference call.
Recommendation of Helix’s Board and Reasons for the Mergers
At a meeting held on April 22, 2026, the Helix Board determined that the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, were fair to, advisable and in the best interests of, Helix and its shareholders, approved and declared advisable the merger agreement, the plan of conversion and the transactions contemplated by the merger agreement, including the Conversion, on the terms and subject to the conditions set forth in the merger agreement, directed that the required merger proposals, as well as the optional vote matters, be submitted to Helix shareholders for approval and resolved to recommend that the Helix shareholders vote in favor of the required merger proposals, as well as the optional vote matters. The Helix Board recommends that Helix shareholders vote “FOR” each of the required merger proposals and the optional vote matters, including specifically “FOR” the share issuance proposal, “FOR” the authorized share increase proposal, “FOR” the second merger proposal, “FOR” the plan of conversion proposal, “FOR” the Jones Act provisions proposal, “FOR” the D&O citizenship matters proposal, “FOR” the exclusive forum proposal, “FOR” the officer exculpation proposal, “FOR” the removal of supermajority approval requirement proposal, “FOR” the corporate opportunities proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

In evaluating the mergers, the Helix Board consulted with Helix’s management and legal and financial advisors and, in determining to approve the merger agreement and to recommend that Helix shareholders approve the required merger proposals, as well as the optional vote matters, the Helix Board considered a number of factors, many of which support the Helix Board’s determination that the merger agreement and the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of, Helix and its shareholders. The Helix Board considered these factors as a whole without assigning relative weights to each such factor, and overall the Helix Board considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:
•
the expectation that the mergers will create a combined company with greater scale and growth potential than Helix on a stand-alone basis, including through the combined company’s world-class fleet of high-specification deepwater vessels and expanded presence and revenue-earning potential in the key offshore basins worldwide;

•
the belief that the mergers will be accretive to key financial metrics, including revenue, free cash flow and EBITDA, and the belief that the combined company’s increased scale will drive greater efficiencies, growth and opportunities for the combined company;

•
the expectation that the combined company would have an enhanced financial position, with a strong balance sheet, lower cost of capital and higher cash generation capable of enabling opportunities for further innovation and financial flexibility;

•
the belief that the mergers will provide Helix shareholders with the opportunity to benefit from expected annual revenue and cost synergies of $75 million or more, expected to be realized within three years of consummating the mergers, resulting from integration of service offerings, expanded offerings portfolio of diversified services to existing customers of Helix and Hornbeck, streamlined marine operations, a reduced reliance on third-party vessel charters and efficiencies across maintenance, procurement and operations;

•
the potential of a higher market valuation of the combined company through greater scale and the creation of a company that would deliver strong revenue, EBITDA and free cash flow generations and consistent high return of capital to the combined company’s stockholders;

•	the expectation that the mergers will enhance the combined company’s scale and global footprint spanning the key offshore basins worldwide;
•
the belief that the businesses and the offerings of Helix and Hornbeck are highly complementary and that the integration of the two companies will be completed in a timely and efficient manner with minimal disruption to customers, employees and other stakeholders;

•	the expectation that the combined company will share Helix’s and Hornbeck’s best practices and leverage its combined team and resources to provide even better services for its customers;
•	the expectation that the breadth of the combined company will provide cost savings opportunities with its current and potential supplier base;
•	the structure of the transaction as a merger of equals with terms negotiated in the merger agreement providing that:
•	the combined company board will include both Helix designees and Hornbeck designees;
•	William L. Transier, the current Chairman of the Helix Board and a Helix designee, will serve as the chairman of the combined company board as of the effective time;
•	a pre-closing integration team will mutually develop an integration plan for the combined company following the effective time; and
•	the audit committee and corporate governance & nominating committee of the combined company board each will be chaired by a Helix designee;
•
that the mergers and the all-stock consideration offered in connection therewith will provide Helix shareholders with ownership of approximately 45% of the combined company (based on fully diluted shares outstanding of the combined company) and therefore allow Helix shareholders to participate in the equity value of the combined company, including the combined company’s increased scale and future growth and the revenue and cost synergies expected to result from the mergers;
•	the expectation that Helix’s shareholders generally should not recognize any gain or loss for U.S. federal income tax purposes as a result of the mergers;
•
the information from and discussions with Helix’s management and outside legal and financial advisors regarding each of Helix’s and Hornbeck’s businesses, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Helix as a stand-alone company, the size and breadth of the combined company’s business, fleet of vessels and expected service offerings and the expected pro forma effect of the mergers on the combined company and its ability to leverage its increased scale to achieve future growth and generate additional returns for Helix shareholders;

•
the complementary nature of Helix’s and Hornbeck’s businesses, and the alignment of complementary cultures and operating philosophies, including, for illustrative purposes, a shared commitment to integrity, operational excellence, teamwork and innovation, reflected in a focus on operational excellence, teamwork and innovation; the unique opportunity for the combined company to capitalize on and strengthen partnerships with an expanded portfolio of blue-chip customers and the combination of Helix’s and Hornbeck’s fleets, enabling the combined company to offer a comprehensive suite of combined services to existing customers and potential new customers across its global presence;

•
the expectation that the combined company will be able to better serve Helix’s and Hornbeck’s customers with an expanded portfolio of integrated service offerings and a larger footprint in key offshore markets;

•
that the exchange ratio provided for pursuant to the merger agreement is fixed, such that the exchange ratio will not fluctuate in the event that the market price for Helix common stock decreases between the date on which the merger agreement was executed and the date of completion of the mergers, consistent with the principles underlying the merger of equals structure for the transaction;

•
the opinion of Goldman Sachs, dated April 22, 2026, to the Helix Board to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken in preparing such opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Helix, as more fully described below in the section titled “—Opinion of Helix’s Financial Advisor” below;

•
the belief that, as a result of extensive negotiations with Hornbeck, Helix and its representatives negotiated the highest exchange ratio pursuant to the merger agreement to which Hornbeck was willing to agree;

•
the Helix Board’s view, after consultation with Helix’s management and outside counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the mergers would be obtained, without the imposition of conditions sufficiently material to preclude the consummation of the mergers or to materially impede the ability of the combined company to operate in relevant jurisdictions following the consummation of the mergers;

•	the terms of certain agreements entered into in connection with the merger agreement, or to be entered into in connection with consummation of the mergers, providing:
•	that certain of the Hornbeck stockholders will be subject to certain standstill and transfer restrictions upon consummation of the mergers;
•	that a substantial majority of the Hornbeck stockholders will be subject to a 180-day lock-up upon consummation of the mergers, subject to customary exceptions; and
•
for the waiver by a substantial majority of Hornbeck stockholders of statutory appraisal rights and the covenant by such Hornbeck stockholders not to commence legal action challenging the validity of such waiver or alleging that the Hornbeck Board breached its fiduciary duties in connection with such agreement;

•
the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Helix or Hornbeck for purposes of the merger agreement, and the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the merger agreement;

•	that Helix shareholders will have the opportunity to vote on the required merger proposals, which are conditions precedent to the mergers;
•
that the representations and warranties of Helix and Hornbeck in the merger agreement, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the mergers, subject to specific limitations, are customary and generally reciprocal;

•
the restrictions in the merger agreement on Hornbeck’s ability to respond to and negotiate alternative transaction proposals from third parties, the inability of Hornbeck to terminate the merger agreement to enter into a superior proposal and the receipt of the approval of the Hornbeck stockholders on April 22, 2026;

•
Helix’s right to participate in discussions or negotiations with, and provide information in response to a request for information from, a third party that makes an unsolicited, written bona fide proposal relating to an alternative proposal, if the Helix Board has determined in good faith, after consultation with Helix’s outside legal counsel and its financial advisor, that (i) based on the information then available, such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the mergers with Hornbeck and (ii) failure to consider such proposal would reasonably be expected to be inconsistent with the relevant members of the Helix Board’s fiduciary duties under applicable law;

•
given Helix’s ongoing chief executive officer search and succession planning, the fact that the combined company would be led by Todd Hornbeck, as chief executive officer, who has a long and impressive executive leadership career in the offshore industry, which will be supplemented with the benefit of the competence, experience and integrity of the combined company’s management;

•	the social and economic effects of such transaction on Helix, its employees, customers and the communities in which Helix does business;
•
the results of Helix’s prior discussions and negotiations with potential counterparties and prior consideration of other potential strategic alternatives (including continuing operation of Helix’s businesses on a stand-alone basis) in connection with its previous strategic review process; and

•
the right of the Helix Board to change its recommendation that Helix shareholders vote “FOR” the required merger proposals, as well as “FOR” the optional vote matters, if a superior proposal is available or an intervening event has occurred, subject to certain conditions and fee obligations.

The Helix Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included:
•
the possibility that the mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Helix or Hornbeck, including the potential failure of Helix to obtain shareholder approval of the required merger proposals;

•
the dilution to Helix shareholders on account of the exchange ratio provided pursuant to the merger agreement, and the fact that Helix shareholders will own a materially smaller percentage of the combined company than Helix shareholders own in Helix currently;

•
that there are significant risks inherent to integrating the operations of Hornbeck and Helix, including that the expected revenue and cost synergies may not be realized on the expected timeline or at all, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•
that, subject to any adjournment of the special meeting, Helix shareholders must approve the required merger proposals at the special meeting as conditions precedent to consummating the mergers, and the failure of Helix shareholders to approve any of the required merger proposals could result in termination of the merger agreement and an obligation to reimburse up to $13.5 million of Hornbeck’s documented out-of-pocket costs incurred in connection with the mergers;

•
the large equity overhang resulting from Helix’s adoption of Hornbeck’s outstanding warrants pursuant to the terms of the merger agreement, and the potential for substantial dilution to Helix’s shareholders as a result of the exercise of such warrants;

•
given the anticipated adoption of the Hornbeck name and brand upon consummation of the mergers, the potential for a costly and time-consuming rebrand in the event that Mr. Hornbeck ceases to serve as the chief executive officer of the combined company or the combined company otherwise loses the rights to license the “Hornbeck” trade names and trademarks;

•
the substantial costs to be incurred in the mergers, including those that Helix has incurred and will continue to incur regardless of whether the mergers are consummated, and the significant costs that the combined company is expected to incur in connection with integrating the businesses of Helix and Hornbeck;

•
that the exchange ratio provided for pursuant to the merger agreement is fixed, and accordingly, the exchange ratio will not fluctuate to compensate for increases in the market price for Helix common stock between the date on which the merger agreement was executed and the date of completion of the mergers;

•
that the merger agreement provides that, under specified circumstances, Helix could be required to pay to Hornbeck (x) a termination fee of $40,500,000 or (y) all of Hornbeck’s documented out-of-pocket costs incurred in connection with the mergers up to a maximum amount equal to $13,500,000;

•
that, following the receipt of the approval of the Hornbeck stockholders on April 22, 2026, there are no longer any circumstances in which Helix would be entitled to reimbursement from Hornbeck for its documented out-of-pocket expenses incurred in connection with the mergers, whereas prior to the receipt of such Hornbeck stockholder approval, Helix could have been entitled to reimbursement from Hornbeck for such expenses in a maximum amount equal to $16,500,000;

•
that the mergers might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals, and the potential consequences of failure to consummate, or delays in consummating, the mergers;

•	the potential for litigation relating to the mergers and the associated costs, burden and inconvenience involved in defending any such proceedings;
•
that, following consummation of the mergers, ownership of the combined company’s common stock will be subject to certain limitations imposed by the Jones Act, as set forth in the certificate of incorporation of the combined company;

•
that the restrictions on the conduct of Helix’s business prior to the consummation of the mergers, although believed to be reasonable, customary and not unduly burdensome, may delay or prevent Helix from undertaking business opportunities that may arise or from undertaking other actions Helix would otherwise take in the ordinary course of its operations pending the consummation of the mergers;

•
that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging third parties from pursuing alternative proposals with respect to a merger, business combination or other strategic alternative transaction involving Helix;

•
that the merger agreement restricts Helix’s ability to entertain other acquisition proposals unless certain conditions are satisfied and to terminate the merger agreement to enter into a superior proposal, and requires that Helix hold the special meeting even if the Helix Board changes its recommendation;

•
the possibility that Helix and Hornbeck may be unable to retain key employees and skilled workers as a result of the expected consolidation of Helix’s and Hornbeck’s personnel when the mergers are completed or otherwise on account of the mergers;

•
the loss of, or limitation to, those U.S. federal, state and non-U.S. NOLs of Helix or Hornbeck that are lost or limited as a result of the mergers, including NOLs that Helix or Hornbeck might have utilized had the mergers not occurred;

•
that, following the Conversion and the consummation of the mergers, Helix and current Helix shareholders will be subject to the provisions of the DGCL governing Delaware corporations, and that Helix shareholders will hold the rights and be subject to the duties of shareholders of a Delaware corporation under the DGCL, rather than a Minnesota corporation under the MBCA;

•
the interests of members of the Helix Board in the mergers that differed from, or were additional to, those of Helix shareholders, which interests of members of the Helix Board are described in further detail in this proxy statement/prospectus under the section titled “—Interests of Helix’s Directors and Officers in the Mergers”; and

•	other risks of the type and nature described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
This discussion of the information and factors considered by the Helix Board in reaching its conclusion and recommendations is intended to include all of the material factors considered by the Helix Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Helix Board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Helix Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Helix Board may have given different weight to different factors. The Helix Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the transactions contemplated thereby.
The foregoing explanation of the reasoning of the Helix Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Views of Abstaining Director
The Helix Board also considered the views of director Amy H. Nelson, who abstained from voting on the adoption and approval of the merger agreement and the transactions contemplated thereby.
At meetings of the Helix Board at which the potential merger with Hornbeck was discussed, Ms. Nelson stated her concerns that the Fourth A&R License Agreement does not provide for a perpetual license for various Hornbeck trade names and trademarks, and would only continue until the later of the seventh (7th) anniversary of the closing of the mergers and the second (2nd) anniversary of the date that Todd M. Hornbeck is no longer Hornbeck’s President and Chief Executive Officer (other than for Todd M. Hornbeck’s resignation as President while he remains Chief Executive Officer), regarding the arrangement’s effect on corporate governance and future management, relative to the economic benefits of the proposed transactions.
During the course of discussions regarding the proposed mergers, Ms. Nelson expressed her concerns to Helix’s management and the other members of the Helix Board. Ms. Nelson also asked detailed questions of Helix’s management team, and Helix’s management, in turn, provided detailed responses and, ultimately, expressed the belief that, based on Helix’s due diligence and the experience and expectations of the Helix management team, concerns related to the Fourth A&R License Agreement could be managed at a minimal cost. In particular, Helix’s management noted an expectation that, if necessary, a rebrand away from the Hornbeck name and brand (either a reversion to the Helix brand or to a new brand) would be expected to take no more than two years, while the Fourth A&R License Agreement provided for a seven-year initial term with a two-year period of continued use of the Hornbeck trade names and trademarks in the event that Mr. Hornbeck ceases to be the President and Chief Executive Officer of the combined company. Ms. Nelson stated that she had considered the responses of Helix’s management, which she felt were complete, as well as the views of other members of the Helix Board, which she understood and respected. However, those discussions ultimately did not result in Ms. Nelson’s willingness to vote in favor of the transaction.
The other members of the Helix Board considered Ms. Nelson’s concerns over the course of several meetings. In particular, the Helix Board reviewed: (1) in consultation with its legal advisors, the process undertaken by the Helix Board in considering the various strategic alternatives available to Helix, including the proposed mergers, continuing as a stand-alone company and other potential strategic transactions that had been discussed with Helix’s management during the course of the past two years; and (2) in consultation with its financial advisors, the strategic, financial and other considerations and risk factors described above. After weighing these various factors, the other Helix Board members determined to vote in favor of the board approvals and recommendations described above because the Helix Board believed that, taking all relevant factors into account, the merger agreement and the transactions contemplated thereby were in the best interests of Helix and its shareholders.
This discussion of the information and factors considered by the Helix Board in reaching its conclusion and recommendations is intended to include all of the material factors considered by the Helix Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Helix Board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Helix Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Helix Board may have given different weight to different factors. The Helix Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the transactions contemplated thereby.
Hornbeck’s Reasons for the Mergers
Hornbeck considered a number of key factors in entering into the merger agreement, including, among others:
•
Hornbeck’s belief that the combined company will be a leader in offshore services through a diversified and expanded high-specification fleet of specialty vessels, supported by subsea robotics, well intervention and technical service capabilities, including trenching subsea pipelines and cables;

•
Hornbeck’s belief that the combined company will benefit from an expanded global scale and footprint across key offshore markets, including West Africa, Asia Pacific, the North Sea, the United States, Brazil, and Mexico;

•
Hornbeck’s belief that the combined company will create a scaled, life-of-field business by combining Helix’s well intervention assets and subsea robotics with Hornbeck’s specialty and ultra-high specification offshore support vessels, forming a complementary, end-to-end service offering that materially expands the combined company’s ability to meet a broader share of customers’ deepwater needs;

•
Hornbeck’s expectation that the combined company will generate $75 million or more in annual revenue and cost synergies within three years following the transaction close, resulting from combined and integrated service offerings, expanding services to existing customers, asset optimization, reducing reliance on third-party vessel charters, and delivering efficiencies across maintenance, procurement, and operations;

•
Hornbeck’s belief that the combined company will create an attractive earnings profile with low leverage and robust free cash flow generation with a strong balance sheet and significant cash at closing to further the execution of the combined company’s value-driven strategy;

•
Hornbeck’s expectation that the mergers will result in a combined company that is superior operationally due to increased scale and scope and enhanced resources, with a diversified and expanded high-specification fleet of specialty vessels, reducing cyclicality and through-cycle earnings volatility, and enabling flexible global asset deployment where demand is strongest;

•
Hornbeck’s belief that, as a publicly traded company, the combined company will have increased access to sources of capital and a broader range of investors to support the development and increased capacity for the combined company’s product and service offerings, which could also provide the combined company with an enhanced ability to pursue acquisitions and other synergies-focused consolidation opportunities in the future as compared to Hornbeck continuing as a privately-held company;

•
Hornbeck’s belief that the mergers will provide the existing securityholders of Hornbeck with greater liquidity through the exchange of their shares of Hornbeck equity securities for the publicly traded stock of the combined company, and the combined company’s assumption of the outstanding Hornbeck warrants, which will become exercisable for the publicly traded shares of the combined company in connection with the consummation of the first merger;

•	Hornbeck’s expectation that the transaction would be structured as an all-stock merger intended to be generally tax-deferred to stockholders;

•
The consideration that upon closing, on a fully diluted basis, after accounting for Hornbeck options and Jones Act Warrants that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Hornbeck and Helix immediately prior to the mergers will own, on an as-converted basis, approximately 55% and 45%, respectively, of the combined company, and that Hornbeck’s securityholders will be able to participate in the equity value, including the expected synergies and growth resulting from the transaction;

•
The Hornbeck board’s review of the relative advantages, prospects and risks of the mergers over other strategic alternatives, including Hornbeck continuing as a stand-alone company and pursuing an initial public offering of Hornbeck’s common stock, and its judgment that the mergers present a more attractive path to long-term value creation, due to, among other things:

•	the likely pro forma cost-savings;
•	revenue synergies and balance sheet strength from a transaction with Helix;
•	the enhanced capital and operating presence of a combined public company compared to Hornbeck as a standalone public company;
•	the proposed fully-diluted equity split for the combined company as between Hornbeck securityholders and Helix securityholders; and
•
other matters discussed in this section and the resulting implications for Hornbeck’s valuation, trading volumes, stockholder liquidity, access to capital markets for future liquidity needs and ability of Hornbeck to pursue strategic initiatives and investment;

•
Hornbeck’s belief that the combined company board, which immediately after the closing of the mergers will have seven members, including four directors designated by Hornbeck (including Todd M. Hornbeck), and three directors designated by Helix (including William L. Transier), with Todd M. Hornbeck serving as President and Chief Executive Officer of the combined company and William L. Transier serving as Chairman, will provide continuity as to strategy, operational focus, and financial discipline, reflecting the shared core values of commitment, integrity, excellence and teamwork;

•	The likelihood that the mergers would be completed, and completed in a reasonably prompt time frame following the signing of the merger agreement; and
•	The results of the due diligence reviews of Helix and its businesses conducted by Hornbeck and its financial, legal and other advisors.
Unaudited Prospective Financial Information
Helix and Hornbeck do not, in the ordinary course, make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the evaluation of the mergers and the other transactions contemplated by the merger agreement, Helix’s management prepared and provided to the Helix Board, Hornbeck and Helix’s and Hornbeck’s respective financial advisors certain unaudited prospective financial information with respect to Helix on a stand-alone basis prepared by Helix’s management (the “Helix Stand-Alone Projections”). In addition, in connection with Helix’s evaluation of the mergers and the other transactions contemplated by the merger agreement, Helix’s management prepared and provided to the Helix Board and Goldman Sachs certain unaudited prospective financial information with respect to Hornbeck on a stand-alone basis (the “Helix Projections for Hornbeck”), and with respect to Helix and Hornbeck on a pro forma basis accounting for the mergers and the other transactions contemplated by the merger agreement, including certain cost and revenue synergies projected by Helix’s management to result from the mergers (the “Synergies Estimates”) (together with the Synergies Estimates, the “Helix Pro Forma Projections” and, collectively with the Helix Stand-Alone Projections and the Helix Projections for Hornbeck, the “Projections”).
The Projections were also provided by Helix to Goldman Sachs for its use and reliance in connection with its financial analyses and opinion described in the section titled “—Opinion of Helix’s Financial Advisor.” The inclusion of the Projections should not be regarded as an indication that any of Helix, Hornbeck, any of their respective affiliates, officers, directors, advisors or other representatives or any other recipient of the Projections considered or now considers it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such Projections set forth below should not be relied upon as such.

The Projections include non-GAAP financial measures, including Adjusted EBITDA, Adjusted Operating Cash Flow, Adjusted Free Cash Flow and Net Change in Cash. Please see the tables below for a description of how Helix defines these non-GAAP financial measures. Helix believes that Adjusted EBITDA provides information useful in assessing operating and financial performance across periods and that Adjusted Operating Cash Flow, Adjusted Free Cash Flow and Net Change in Cash each provide a useful measure of available cash generated by operating activities for other investing and financing activities. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Helix may not be comparable to similarly titled measures used by other companies.
The Projections were prepared solely for internal use, were prepared based solely upon information available at the time of preparation and are subjective in many respects. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Helix’s and Hornbeck’s businesses) that were deemed to be reasonable as of the respective dates the estimates and assumptions were made. However, such estimates and assumptions are inherently uncertain and may be beyond the control of Helix’s management and include, but are not limited to, estimates and assumptions regarding Helix’s and Hornbeck’s respective future results, offshore services industry activity and changes in industry market conditions and competitive dynamics, capital availability and deployment, general economic and regulatory conditions and other factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” as well as the factors described in the documents incorporated by reference in this proxy statement/prospectus as described in the section titled “Where You Can Find More Information.” The Projections reflect both estimates and assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual results and business developments. Helix cannot give any assurance that the Projections and the underlying estimates and assumptions will be realized, either on the timeline anticipated at the time such estimates and assumptions were made or at all.
In addition, because the Projections are inherently forward-looking and cover multiple years, by their nature, such information becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Projections not to be realized include, but are not limited to, risks and uncertainties relating to Helix’s and Hornbeck’s respective businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” as well as the factors described in the documents incorporated by reference in this proxy statement/prospectus as described in the section titled “Where You Can Find More Information.”
The Projections were not prepared with a view toward public disclosure, nor were the Projections prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither KPMG, Helix’s independent registered public accounting firm, nor EY, Hornbeck’s independent certified public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained in the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the Projections. The report of Helix’s independent registered public accounting firm contained in Helix’s Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Helix, and such report does not extend to the Helix Stand-Alone Projections or the Helix Pro Forma Projections included below and should not be read to do so. The report of Hornbeck’s independent certified public accounting firm contained in this proxy statement/prospectus relates to historical financial information of Hornbeck, and such report does not extend to the Helix Projections for Hornbeck or the Helix Pro Forma Projections included below and should not be read to do so. The unaudited prospective financial information set forth in this section of this proxy statement/prospectus titled “Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, Helix’s management.
Furthermore, the Projections do not take into account any circumstances or events occurring after the date such projections were prepared other than the assumed Alliance Disposal, which was completed on May 1, 2026. Helix cannot give any assurance that, had the Projections been prepared as of the date of this proxy statement/prospectus or any other date, similar estimates and assumptions would be used. Except as required by applicable securities laws, Helix does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown not to be appropriate, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions.
The Projections do not take into account all the possible financial and other effects on Helix or Hornbeck of the mergers, the effect on Helix or Hornbeck of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the Projections do not take into account the effect on Helix or Hornbeck of any possible failure of the mergers to occur. None of Helix, nor Hornbeck nor any of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Helix shareholder or Hornbeck securityholder or other person regarding Helix’s or Hornbeck’s ultimate performance compared to the Projections set forth below or that the results contemplated by the Projections will be achieved. The inclusion of the Projections herein should not be deemed an admission or representation by Helix, Hornbeck or their affiliates, officers, directors, advisors or other representatives that it is viewed as material information of Helix or Hornbeck, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Projections set forth below is not being included in this proxy statement/prospectus in order to influence any Helix shareholder’s decision or to induce any Helix shareholder to vote in favor of any of the proposals at the special meeting, but is being provided solely because it was made available to the Helix Board and Goldman Sachs in connection with the mergers.
In light of the foregoing, and considering the uncertainties inherent in any forecasted information, Helix shareholders are cautioned not to place undue reliance on such information, and Helix urges all Helix shareholders to review Helix’s most recent SEC filings for a description of Helix’s reported financial results and Hornbeck’s historical financial information included elsewhere in this proxy statement/prospectus. See the section titled “Where You Can Find More Information.”
Helix’s Projections
The Projections described below were based on various assumptions, including but not limited to the assumption that Helix would consummate the sale of its Alliance business effective March 31, 2026, for approximately $135 million in cash proceeds (inclusive of working capital adjustments).
Helix Stand-Alone Projections
The following table presents selected unaudited prospective financial and operating data of Helix for the fiscal years 2026 through 2030 on a stand-alone basis prepared by Helix’s management:

	Helix Stand-Alone Projections(1)
	Nine Months Ending December 31,	Year Ending December 31,
	2026E	2026E	2027E	2028E	2029E	2030E
	(in millions)
Total Revenue	$870	$1,137	$1,214	$1,277	$1,312	$1,311
Adjusted EBITDA(2)	$200	$238	$300	$348	$382	$374
Adjusted Operating Cash Flow(3)	$98	$166	$200	$249	$288	$293
Adjusted Free Cash Flow(4)	$69	$134	$190	$239	$278	$283
Net Change in Cash(5)	$64	$124	$185	$239	$278	$283

(1)
The Helix Stand-Alone Projections as set forth in this table do not take into account any circumstances or events occurring after the date they were prepared, other than the assumed Alliance Disposal, which was completed on May 1, 2026. Given that the special meeting will be held several months following the date on which the Helix Stand-Alone Projections were prepared, as well as the uncertainties inherent to any prospective information, Helix shareholders are cautioned not to place undue reliance on such information.

(2)
Solely for purposes of the Helix Stand-Alone Projections, Adjusted EBITDA is defined as total revenue less operating expenses and general & administrative costs. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(3)
Solely for purposes of the Helix Stand-Alone Projections, Adjusted Operating Cash Flow is defined as Adjusted EBITDA less net interest expense, cash taxes, and dry dock costs, adjusted for change in working capital and stock-based compensation. Adjusted Operating Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow or other measures prepared in accordance with GAAP.

(4)
Solely for purposes of the Helix Stand-Alone Projections, Adjusted Free Cash Flow is defined as Adjusted Operating Cash Flow less capital expenditures. Adjusted Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow, net income (loss), operating income (loss), or other measures prepared in accordance with GAAP.

(5)
Solely for purposes of the Helix Projections for Hornbeck, Net Change in Cash is defined as Adjusted Free Cash Flow less repayment of debt principal and excludes the net cash received on the assumed Alliance Disposal, which was completed on May 1, 2026. Net Change in Cash is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for change in cash, net or other measures prepared in accordance with GAAP.

Helix Projections for Hornbeck
The following table presents selected unaudited prospective financial and operating data of Hornbeck for the fiscal years 2026 through 2030 on a stand-alone basis prepared by Helix’s management, based on certain internal financial analyses and forecasts for Hornbeck prepared by its management, in order to align with the presentation of the Helix Stand-Alone Projections and the Helix Pro Forma Projections:

	Helix Projections for Hornbeck(1)
	Nine Months Ending December 31,	Year Ending December 31,
	2026E	2026E	2027E	2028E	2029E	2030E
	(in millions)
Total Revenue	$607	$780	$905	$1,105	$1,252	$1,347
Adjusted EBITDA(2)	$233	$293	$340	$441	$537	$610
Adjusted Operating Cash Flow(3)	$119	$176	$162	$227	$267	$437
Adjusted Free Cash Flow(4)	$72	$109	$102	$206	$246	$416
Net Change in Cash(5)	$46	$78	$65	$164	$201	$366
(1)
The Helix Projections for Hornbeck as set forth in this table do not take into account any circumstances or events occurring after the date they were prepared. Given that the special meeting will be held several months following the date on which the Helix Projections for Hornbeck were prepared, as well as the uncertainties inherent to any prospective information, Helix shareholders are cautioned not to place undue reliance on such information.

(2)
Solely for purposes of the Helix Projections for Hornbeck, Adjusted EBITDA is defined as total revenue less operating expenses and general & administrative costs. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(3)
Solely for purposes of the Helix Projections for Hornbeck, Adjusted Operating Cash Flow is defined as Adjusted EBITDA less net interest expense, cash taxes, and dry dock costs, adjusted for change in working capital and stock-based compensation. Adjusted Operating Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow or other measures prepared in accordance with GAAP.

(4)
Solely for purposes of the Helix Projections for Hornbeck, Adjusted Free Cash Flow is defined as Adjusted Operating Cash Flow less capital expenditures. Adjusted Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow, net income (loss), operating income (loss), or other measures prepared in accordance with GAAP.

(5)
Solely for purposes of the Helix Projections for Hornbeck, Net Change in Cash is defined as Adjusted Free Cash Flow less repayment of debt principal. Net Change in Cash is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for change in cash, net or other measures prepared in accordance with GAAP.

Helix Pro Forma Projections
The following table presents selected unaudited prospective financial and operating data of Helix and Hornbeck on a pro forma basis for the mergers for the fiscal years 2026 through 2030 prepared by Helix’s management:

	Helix Pro Forma Projections(1)
	Nine Months Ending December 31,	Year Ending December 31,
	2026E	2026E	2027E	2028E	2029E	2030E
	(in millions)
Revenue(2)	$1,478	$1,917	$2,119	$2,382	$2,564	$2,658
Adjusted EBITDA(3)	$433	$531	$686	$850	$994	$1,059
Adjusted Operating Cash Flow(4)	$281	$342	$413	$519	$644	$792
Adjusted Free Cash Flow(5)	$100	$139	$344	$488	$613	$761
Net Change in Cash(6)	$64	$88	$296	$447	$567	$711
(1)
The Helix Pro Forma Projections as set forth in this table do not take into account any circumstances or events occurring after the date they were prepared, other than the assumed Alliance Disposal, which was completed on May 1, 2026. Given that the special meeting will be held several months following the date on which the Helix Pro Forma Projections were prepared, as well as the uncertainties inherent to any prospective information, Helix shareholders are cautioned not to place undue reliance on such information.

(2)	Solely for the purposes of the Helix Pro Forma Projections, Pro Forma Revenue excludes the Synergies Estimates.
(3)
Solely for purposes of the Helix Pro Forma Projections, Pro Forma Adjusted EBITDA was determined by adding Helix’s Adjusted EBITDA from the Helix Stand-Alone Projection, Hornbeck’s Adjusted EBITDA from the Helix Projections for Hornbeck and expected net synergies of $0 million in 2026, $46 million in 2027, $61 million in 2028, $75 million in 2029 and $75 million in 2030. Pro Forma Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(4)
Solely for purposes of the Helix Pro Forma Projections, Pro Forma Adjusted Operating Cash Flow as used in the Helix Pro Forma Projections is defined as Pro Forma Adjusted EBITDA less net interest expense, cash taxes, and dry dock costs, adjusted for change in working capital and stock-based compensation. Pro Forma Adjusted Operating Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow or other measures prepared in accordance with GAAP.

(5)
Solely for purposes of the Helix Pro Forma Projections, Pro Forma Adjusted Free Cash Flow as used in the Helix Pro Forma Projections is defined as Adjusted Operating Cash Flow less capital expenditures and transaction costs. Pro Forma Adjusted Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow, net income (loss), operating income (loss), or other measures prepared in accordance with GAAP.

(6)
Solely for purposes of the Helix Pro Forma Projections, Pro Forma Net Change in Cash is defined as Pro Forma Adjusted Free Cash Flow less repayment of debt principal and excludes the net cash received on the assumed Alliance Disposal, which was completed on May 1, 2026. Pro Forma Net Change in Cash is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating cash flow or other measures prepared in accordance with GAAP.

Certain of the financial measures included in the Projections were not prepared in accordance with GAAP and, accordingly, are considered non-GAAP financial measures. Such non-GAAP financial measures include, as used in the Projections, Adjusted EBITDA, Adjusted Operating Cash Flow, Adjusted Free Cash Flow and Net Change in Cash. Solely for purposes of the Projections, Adjusted EBITDA is defined as total revenue less operating expenses and general & administrative costs. Solely for purposes of the Projections, Adjusted Operating Cash Flow is defined as Adjusted EBITDA less net interest expense, cash taxes, and dry dock costs, adjusted for change in working capital and stock-based compensation. Solely for purposes of the Projections, Adjusted Free Cash Flow is defined as Adjusted Operating Cash Flow less capital expenditures. Solely for purposes of the Projections, Net Change in Cash is defined as Adjusted Free Cash Flow less repayment of debt principal and excludes the net cash received on the assumed Alliance Disposal, which was completed on May 1, 2026. Reconciliations of these non-GAAP financial measures are not included in the furnished presentation due to the inherent difficulty and impracticality of quantifying certain amounts that would be required to calculate the most directly comparable GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared and presented in compliance with GAAP, and non-GAAP financial measures as used by Helix are not reported by all of its competitors and may not be comparable to similarly titled amounts used by other companies.
Synergies Estimates
For purposes of the Synergies Estimates, Helix management (i) estimated net revenue synergies of $0 in 2026, $14 million in 2027, $29 million in 2028, $43 million in 2029 and $43 million in 2030, (ii) estimated cost synergies of $0 in 2026 and $34 million in each of 2027, 2028, 2029 and 2030 and (iii) estimated cost to achieve the aforementioned synergies of $0 in 2026 and $2 million in each of 2027, 2028, 2029 and 2030. The Synergies Estimates were based on certain assumptions regarding the types of synergies that may be achieved in connection with the mergers, as well as the timing to achieve such synergies, including but not limited to assumptions with respect to synergies achieved by revenue pull-through, asset optimization, commercial bundling and integrated services, diversified industry exposure, capturing savings through optimized capital and maintenance programs, and streamlined and rationalized support costs.
HELIX AND HORNBECK DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE PROJECTIONS OR SYNERGIES ESTIMATES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING ANY SUCH PROJECTIONS OR SYNERGIES ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).
Non-GAAP Financial Information
Certain of the measures included in the Helix Stand-Alone Projections, the Helix Projections for Hornbeck and the Helix Pro Forma Projections are non-GAAP financial measures, including Adjusted EBITDA, Adjusted Operating Cash Flow, Adjusted Free Cash Flow and Net Change in Cash. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Helix are not reported by all of its competitors and may not be comparable to similarly titled amounts used by other companies.

The non-GAAP financial measures presented above were used by each of the Helix Board and Hornbeck in connection with their consideration of the mergers and relied upon by Goldman Sachs, at the direction of the Helix Board, in connection with its financial analyses and opinion. Financial measures provided to a financial advisor in connection with a business combination such as the mergers are excluded from the definition of non-GAAP financial measures under applicable SEC financial reporting rules and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable GAAP financial measure. Reconciliations of these non-GAAP financial measures were not provided to or relied upon by the Helix Board or Hornbeck in connection with their respective consideration of the mergers or by Goldman Sachs in connection with its financial analyses or opinion. Accordingly, no reconciliations of the non-GAAP financial measures included in the Projections is provided in this proxy statement/prospectus.
Opinion of Helix’s Financial Advisor
Goldman Sachs rendered its opinion to the Helix Board that, as of April 22, 2026 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Helix.
The full text of the written opinion of Goldman Sachs, dated April 22, 2026, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Helix Board in connection with its consideration of the transaction. Goldman Sachs’ opinion is not a recommendation as to how any holder of Helix common stock should vote with respect to the required merger proposals, the optional vote matters or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the merger agreement;
•	annual reports to shareholders and Annual Reports on Form 10-K of Helix for each of the five years ended December 31, 2025;
•	Hornbeck’s Registration Statement on Form S-1 including the prospectus contained therein dated January 13, 2026 relating to an initial public offering of Hornbeck common stock;
•	certain other communications from Helix to its shareholders;
•	audited financial statements for Hornbeck for the three years ended December 31, 2025;
•	certain publicly available research analyst reports for Helix;
•	certain internal financial analyses and forecasts for Hornbeck prepared by its management;
•
certain internal financial analyses and forecasts for Helix stand-alone and pro forma for the transaction and certain financial analyses and forecasts for Hornbeck, in each case, as prepared by Helix’s management and approved for Goldman Sachs’ use by Helix, which are collectively referred to as the “Projections” (as described in more detail in the sections of this proxy statement/prospectus titled “The Mergers—Unaudited Prospective Financial Information”); and

•
certain operating synergies projected by Helix’s management to result from the transaction, as approved for Goldman Sachs’ use by Helix, which are referred to as the “Synergies Estimates” (as described in more detail in the sections of this proxy statement/prospectus titled “The Mergers—Unaudited Prospective Financial Information”).

Goldman Sachs also held discussions with members of the senior managements of Helix and Hornbeck regarding their assessment of the past and current business operations, financial condition and future prospects of Hornbeck and with the members of the senior management of Helix regarding their assessment of the past and current business operations, financial condition and future prospects of Helix and the strategic rationale for, and the potential benefits of, the transaction; reviewed the reported price and trading activity for shares of Helix common stock; compared certain financial and stock market information for Helix and certain financial information for Hornbeck with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Helix’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Helix’s consent that the Projections, including the Synergies Estimates, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Helix’s management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Helix or Hornbeck or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Helix or Hornbeck or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Helix to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Helix; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Helix, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Helix; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Helix or Hornbeck, or any class of such persons in connection with the transaction, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Helix common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Helix or the transaction, or as to the impact of the transaction on the solvency or viability of Helix or Hornbeck or the ability of Helix or Hornbeck to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Helix Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 21, 2026, the last trading day before the signing of the merger agreement, and is not necessarily indicative of current market conditions.
For purposes of its analysis, Goldman Sachs calculated an implied equity value paid for Hornbeck of approximately $1,734 million by multiplying the exchange ratio of 10.27167x pursuant to the merger agreement by $9.38, the closing price for the shares of Helix common stock as of April 21, 2026, and by the number of fully diluted outstanding shares of Hornbeck, as provided by and approved for Goldman Sachs’ use by Helix’s management.
Illustrative Discounted Cash Flow Analysis—Helix Stand-Alone. Using the Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on Helix to derive a range of illustrative present values per share of Helix common stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.5% to 13.0%, reflecting estimates of Helix’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2026 (i) estimates of unlevered free cash flow for Helix for the last three quarters of fiscal year 2026 and for fiscal years 2027 through 2030 as reflected in the Projections and (ii) a range of illustrative terminal values for Helix, which were calculated by applying terminal year exit enterprise value (“EV”) to next twelve month (“NTM”) EBITDA (“EV/NTM EBITDA”) multiples ranging from 3.75x to 5.0x, to a terminal year estimate of the

EBITDA to be generated by Helix, as reflected in the Projections. The range of terminal year exit EV/NTM EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of Helix. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Helix’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Helix, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Helix by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Helix the amount of Helix’s estimated renewal capital expenditures, discounted at the midpoint of Helix’s estimated weighted average cost of capital range of 11.75%, and total debt and debt-like items and added the amount of Helix’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by Helix’s management, to derive a range of illustrative equity values for Helix. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Helix common stock, as provided by and approved for Goldman Sachs’ use by Helix’s management, using the treasury stock method, to derive a range of illustrative present values per share of Helix common stock ranging from $9.48 to $12.28.
Illustrative Discounted Cash Flow Analysis—Hornbeck Stand-Alone. Using the Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on Hornbeck to derive a range of illustrative present equity values of Hornbeck. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.0% to 12.5%, reflecting estimates of Hornbeck’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2026 (i) estimates of unlevered free cash flow for Hornbeck for the last three quarters of fiscal year 2026 and for fiscal years 2027 through 2030 as reflected in the Projections and (ii) a range of illustrative terminal values for Hornbeck, which were calculated by applying terminal year EV/NTM EBITDA multiples ranging from 6.0x to 7.0x, to a terminal year estimate of the EBITDA to be generated by Hornbeck, as reflected in the Projections. The range of terminal year exit EV/NTM EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples for certain publicly traded companies, as described below in the section captioned “Selected Public Company Comparables Analysis.” Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Hornbeck’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Hornbeck, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Hornbeck by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Hornbeck the amount of Hornbeck’s estimated renewal capital expenditures, discounted at the midpoint of Hornbeck’s estimated weighted average cost of capital range of 11.25%, and total debt and debt-like items and added the amount of Hornbeck’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by Helix’s management, to derive a range of illustrative equity values for Hornbeck ranging from approximately $1,792 million to $2,482 million.
Illustrative Discounted Cash Flow Analysis—Pro Forma Combined Company. Using the Projections, and Synergies Estimates, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company to derive a range of illustrative present values per share of the pro forma combined company. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.25% to 12.5%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2026 (i) estimates of unlevered free cash flow for the pro forma combined company for the last three quarters of fiscal year 2026 and for fiscal years 2027 through 2030 as reflected in the Projections, including the Synergies Estimates, and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying terminal year exit EV/NTM EBITDA multiples ranging from 5.0x to 6.0x, to a terminal year estimate of the EBITDA to be generated by the pro forma combined company, as reflected in the Projections, including the Synergies Estimates. The range of terminal year exit EV/NTM EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and the Synergies Estimates and historical trading multiples of Helix and of certain publicly traded companies, as described below in the section captioned “Selected Public Company Comparables Analysis.” Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the amount of the pro forma combined company’s estimated renewal capital expenditures, discounted at the midpoint of the pro forma combined company’s estimated weighted average cost of capital range of 11.375%, and total debt and debt-like items and added the amount of the pro forma combined company’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by Helix’s management, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative pro forma equity values it derived by the number of fully diluted outstanding shares of the pro forma combined company, as provided by and approved for Goldman Sachs’ use by Helix’s management, using the treasury stock method, to derive a range of illustrative present values per share of Helix common stock, pro forma giving effect to the transaction, ranging from $10.38 to $13.52.
Implied Equity Contribution
Goldman Sachs also calculated the relative equity contribution of Helix to the pro forma combined company based on the discounted cash flow analyses described above. Goldman Sachs used discount rates for Helix ranging from 10.5% to 13.0%, reflecting estimates of Helix’s weighted average cost of capital, and terminal year exit EV/NTM EBITDA multiples for Helix ranging from 3.75x to 5.0x, and discount rates for Hornbeck ranging from 10.0% to 12.5%, reflecting Hornbeck’s weighted average cost of capital and terminal year exit EV/NTM EBITDA multiples for Hornbeck ranging from 6.0x to 7.0x.
This analysis resulted in an illustrative equity contribution for Helix to the pro forma combined company of 42.8% to 44.5%.
Illustrative Present Value of Future Share Price Analysis—Helix Stand-Alone. Using the Projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Helix common stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for Helix as of December 31 for each of fiscal years 2026 and 2027, by applying a range multiples of illustrative EV/NTM EBITDA of 3.75x to 5.0x to estimates of Helix’s NTM EBITDA for each of fiscal years 2026 and 2027. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for Helix.
Goldman Sachs then subtracted the amount of Helix’s total debt and debt-like items and added the amount of Helix’s cash and cash equivalents for each of fiscal years 2026 and 2027, each as provided by and approved for Goldman Sachs’ use by Helix’s management, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Helix for each of fiscal years 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Helix common stock for each of fiscal years 2026 and 2027, calculated using information provided by and approved for Goldman Sachs’ use by Helix’s management, to derive a range of implied future values per share of Helix common stock. Goldman Sachs then discounted these implied future equity values per share of Helix common stock to March 31, 2026, using an illustrative discount rate of 12.0%, reflecting an estimate of Helix’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for Helix, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $9.21 to $12.56 per share of Helix common stock.
Illustrative Present Value of Future Equity Analysis—Hornbeck Stand-Alone. Using the Projections and certain unaudited prospective financial information with respect to Hornbeck on a stand-alone basis prepared by Hornbeck’s management and provided by Hornbeck’s management to the Hornbeck Board, Helix and Helix’s and Hornbeck’s respective financial advisors (the “Hornbeck unaudited prospective financial information”), Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future equity value of Hornbeck. For this analysis, Goldman Sachs first calculated the implied enterprise value for Hornbeck as of December 31 for each of fiscal years 2026 and 2027, by applying a range multiples of illustrative EV/NTM EBITDA of 6.0x to 7.0x to estimates of Hornbeck’s NTM EBITDA for each of fiscal years 2026 and 2027. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for certain publicly traded companies, as described below in the section captioned “Selected Public Company Comparables Analysis.”
Goldman Sachs then subtracted the amount of Hornbeck’s total debt and debt-like items and added the amount of Hornbeck’s cash and cash equivalents for each of fiscal years 2026 and 2027, each as provided by and approved for Goldman Sachs’ use by Helix’s management, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Hornbeck for each of fiscal years 2026 and 2027. Goldman Sachs then discounted these implied future equity values of Hornbeck to March 31, 2026, using an illustrative discount rate of 12.0%, reflecting an estimate of Hornbeck’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for Hornbeck, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values for Hornbeck ranging from approximately $1,566 million to $2,339 million.
Illustrative Present Value of Future Share Price Analysis—Pro Forma Combined Company. Using the Projections, including the Synergies Estimates, and the Hornbeck unaudited prospective financial information, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of the pro forma combined company. For this analysis, Goldman Sachs first calculated the implied enterprise value for the pro forma combined company as of December 31 for each of fiscal years 2026 and 2027, by applying a range multiples of illustrative EV/NTM EBITDA of 5.0x to 6.0x to estimates of the pro forma combined company’s NTM EBITDA for each of fiscal years 2026 and 2027. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for Helix and current and historical EV/NTM EBITDA multiples for certain publicly traded companies, as described below in the section captioned “Selected Public Company Comparables Analysis.”
Goldman Sachs then subtracted the amount of the pro forma combined company’s total debt and debt-like items and added the amount of the pro forma combined company’s cash and cash equivalents for each of fiscal years 2026 and 2027, each as provided by and approved for Goldman Sachs’ use by Helix’s management, from the respective implied enterprise values for the pro forma combined company in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of fiscal years 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of common stock of the pro forma combined company for each of fiscal years 2026 and 2027, calculated using information provided by and approved for Goldman Sachs’ use by Helix’s management, to derive a range of implied future values per share of common stock of the pro forma combined company. Goldman Sachs then discounted these implied future equity values per share of common stock of the pro forma combined company to March 31, 2026, using an illustrative discount rate of 12.0%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative present values per share of Helix common stock, pro forma giving effect to the transaction, ranging from $9.40 to $13.18.
Selected Public Company Comparables Analysis
Goldman Sachs reviewed financial information, ratios and public market multiples for Tidewater Inc. and Oceaneering International, Inc., publicly traded corporations in the offshore energy services industry, which we refer to in this section of the proxy statement/prospectus as the “Selected Companies.”
Although neither of the Selected Companies is directly comparable to Hornbeck, the Selected Companies included were chosen because they are publicly traded companies in the offshore energy services industry with operations that, for purposes of analysis, may be considered similar to certain operations of Hornbeck.
Goldman Sachs also calculated the EV/NTM EBITDA multiples of the Selected Companies based on financial and trading data for each trading day during the two-year period ended April 21, 2026, information Goldman Sachs obtained from public filings and FactSet median estimates.

The results of these calculations are summarized as follows:

Average EV / NTM EBITA multiple for period	2 Years ended April 21, 2026	12 Months ended April 21, 2026	6 Months ended April 21, 2026	3 Months ended April 21, 2026	January 1, 2026 to April 21, 2026
Tidewater Inc.	5.6x	5.5x	6.3x	7.4x	7.1x
Oceaneering International, Inc.	6.4x	6.1x	6.8x	7.9x	7.6x

EV / NTM EBITDA
Last 2 Years Percentile	25th	50th	75th
Tidewater Inc.	4.5x	5.0x	6.8x
Oceaneering International, Inc.	5.5x	6.4x	7.1x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Helix Board as to the fairness from a financial point of view to Helix, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Helix, Hornbeck, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
The exchange ratio was determined through arm’s-length negotiations between Helix and Hornbeck and was approved by the Helix Board. Goldman Sachs provided advice to Helix during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Helix or the Helix Board or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.
As described above, Goldman Sachs’ opinion to the Helix Board was one of many factors taken into consideration by the Helix Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.
Goldman Sachs and its affiliates (collectively, “Goldman Sachs Affiliated Entities”) are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Helix, Hornbeck, any of their respective affiliates and third parties, including Whitebox Advisors LLC (“Whitebox”), Ares Management LLC (“Ares”) and Highbridge Capital Management LLC (“Highbridge”), each, a significant shareholder of Hornbeck, and JPMorgan Chase & Co. (“JPMorgan”), a significant shareholder of Highbridge (collectively, the “Relevant Parties”) and any of their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction. As of April 22, 2026, Goldman Sachs Investment Banking had an existing lending relationship with Ares and JPMorgan, or majority-owned subsidiaries (excluding, if applicable, portfolio companies) or funds thereof. Goldman Sachs acted as financial advisor to Helix in connection with, and participated in certain of the negotiations leading to, the transaction. During the two-year period ended April 22, 2026, Goldman Sachs Investment Banking has not been engaged by Helix or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended April 22, 2026, Goldman Sachs Investment Banking has not been engaged by Hornbeck or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of April 22, 2026, Goldman Sachs Investment Banking was mandated by Hornbeck and/or its Related Entities (as defined below)

to provide financial advisory and/or underwriting services unrelated to the transaction with respect to one or more matters and, if all such matters were to be consummated, Goldman Sachs Investment Banking currently expects that it would recognize compensation in an aggregate amount less than the transaction fee expected in connection with the transaction. One or more members of the Goldman Sachs Investment Banking team working with Helix in connection with the transaction are also involved in one or more of such mandates. As of April 22, 2026, Goldman Sachs Investment Banking was not soliciting Hornbeck and/or its Related Entities (excluding, if applicable, any significant shareholders and their other affiliates) to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Ares and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as lead arranger in connection with a bank loan to CHG Healthcare Services Inc., a portfolio company of Ares (“CHG”), in July 2024; as bookrunner in connection with a high yield bond offering by EPIC Crude Services, LP, a portfolio company of Ares, in October 2024; as lead arranger in connection with a bank loan to CHG in December 2024; as Ares’ financial advisor in connection with the acquisition of GLP Capital Partners Limited’s international business (excluding operations in Greater China) in March 2025; as lead arranger in connection with a bank loan to AltaFiber, a portfolio company of Ares, in September 2025; as bookrunner in connection with a high yield bond offering by Asurion, LLC, a portfolio company of Ares (“Asurion”), in December 2025; and as bookrunner in connection with a high yield bond offering by Asurion in January 2026. During the two-year period ended April 22, 2026, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Ares and/or its affiliates of approximately $55 million. As of April 22, 2026, Goldman Sachs Investment Banking was mandated by Ares and/or its Related Entities (excluding Hornbeck and its subsidiaries) to provide financial advisory and/or underwriting services unrelated to the transaction with respect to multiple matters and, if all such matters were to be consummated, Goldman Sachs Investment Banking expects that it would recognize compensation in an aggregate amount materially in excess of the transaction fee expected in connection with the transaction. In addition, as is typical for investment banks, as of April 22, 2026, Goldman Sachs Investment Banking was soliciting Ares and/or its Related Entities (excluding Hornbeck and its subsidiaries) to work on financial advisory and/or underwriting matters unrelated to the transaction on which it was not, and may not be, mandated. Goldman Sachs also has provided certain financial advisory and/or underwriting services to JPMorgan and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as arranger in connection with a stand-alone securitization by J.P. Morgan Asset Management Real Estate, an affiliate of JPMorgan, in September 2025. During the two-year period ended April 22, 2026, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to JPMorgan and/or its affiliates of approximately $1 million. As of April 22, 2026, Goldman Sachs Investment Banking was not mandated by JPMorgan and/or its affiliates (excluding Hornbeck, Highbridge and their respective subsidiaries) to provide to any such person financial advisory and/or underwriting services. In addition, as is typical for investment banks, as of April 22, 2026, Goldman Sachs Investment Banking was soliciting JPMorgan and/or its Related Entities (excluding Hornbeck, Highbridge and their respective subsidiaries) to work on financial advisory and/or underwriting matters unrelated to the transaction on which it was not, and may not be, mandated. During the two-year period ended April 22, 2026, Goldman Sachs Investment Banking has not been engaged by Whitebox or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of April 22, 2026, Goldman Sachs Investment Banking was not mandated by Whitebox and/or its Related Entities (excluding Hornbeck and its subsidiaries) to provide to any such person financial advisory and/or underwriting services. As of April 22, 2026, Goldman Sachs Investment Banking was not soliciting Whitebox and/or its Related Entities (excluding Hornbeck and its subsidiaries) to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. During the two-year period ended April 22, 2026, Goldman Sachs Investment Banking has not been engaged by Highbridge or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of April 22, 2026, Goldman Sachs Investment Banking was not mandated by Highbridge and/or its Related Entities (excluding Hornbeck and its subsidiaries) to provide to any such person financial advisory and/or underwriting services. As of April 22, 2026, Goldman Sachs Investment Banking was not soliciting Highbridge and/or its Related Entities (excluding Hornbeck and its subsidiaries) to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Relevant Parties and their respective affiliates and/or as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation.
As of April 22, 2026, Goldman Sachs Affiliated Entities had (i) no direct GS Principal Investment (as defined below) in Helix and/or its affiliates (excluding any significant shareholder and its other affiliates), (ii) no direct

GS Principal Investment in Hornbeck and/or its affiliates (excluding any significant shareholder and its other affiliates), (iii) no direct GS Principal Investment in Whitebox or its Related Entities (as defined below) (but excluding Hornbeck, Helix or their other respective affiliates), (iv) no direct GS Principal Investment in Highbridge or its Related Entities (but excluding Hornbeck, Helix or their other respective affiliates), (v) direct GS Principal Investments in Ares or its Related Entities (but excluding Hornbeck, Helix or their other respective affiliates) of approximately $110.68 million, (vi) no direct GS Principal Investment in Ares Special Situations Fund IV, a fund affiliated with Ares that holds a direct equity interest in Hornbeck (vii) no direct GS Principal Investment in Ares Special Opportunities Fund I, a fund affiliated with Ares that holds a direct equity interest in Hornbeck and (viii) direct GS Principal Investments in JPMorgan or its Related Entities (but excluding Hornbeck, Helix or their other respective affiliates) of approximately $181.2 million. As of April 22, 2026, funds managed by affiliates of Goldman Sachs Investment Banking also were co-invested with Ares and JPMorgan and/or their respective affiliates and were invested in equity interests of funds managed by affiliates of Ares and JPMorgan. Such funds managed by affiliates of Goldman Sachs Investment Banking may co-invest with, and invest in equity interests of, Ares, JPMorgan, Whitebox, Highbridge and/or their respective affiliates or funds managed thereby in the future.
On the public side of Goldman Sachs’ informational wall (the “Public Side”) and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Parties, and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.
For purposes of this section of the proxy statement/prospectus, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:
“GS Principal Investments” (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third party clients. GS Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). GS Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third party clients (“GS Client Funds”), which funds can co-invest alongside, and/or make Investments in, the Relevant Parties or their respective Related Entities. As investment managers for GS Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to GS Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.
“Related Entities” are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.
The Helix Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated April 18, 2026, Helix engaged Goldman Sachs to act as its financial advisor in connection with the transaction. The engagement letter between Helix and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $23.3 million, $4.0 million of which became payable at announcement of the transaction, and the remainder of which is contingent upon consummation of the transaction. In addition, Helix has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Board of Directors and Management of the Combined Company
The merger agreement contains certain provisions relating to the governance of the combined company following completion of the mergers.
Board of Directors
Following the effective time, the combined company board will consist of seven directors, comprised of:
•	three directors designated by Helix; and
•	four directors designated by Hornbeck, one of whom will be the President and Chief Executive Officer.
The parties intend that the composition of the combined company board represent, as a whole, diversity in professional background, experience, expertise (including as to financial matters) and perspective (including as to age, gender and ethnicity). All three of the Helix designees and at least one of the Hornbeck designees will meet the independence standards of the NYSE as may be applicable with respect to the combined company as of the effective time.
The individuals designated to serve on the combined company board following the effective time include: (i) William L. Transier, Benjamin M. Fink and John V. Lovoi as Helix designees, (ii) Aaron M. Rosen, Bobby Jindal and Kevin O. Meyers as Hornbeck designees and (iii) Todd M. Hornbeck as a Hornbeck designee and as President and Chief Executive Officer of the combined company. The combined company board will consist of the same three-class “staggered” board as the Helix board, such that one Helix designee and two Hornbeck designees will serve as Class III directors, with term first expiring in 2029, one Helix designee and one Hornbeck designee will serve as Class II directors, with term first expiring in 2027, and one Helix designee and one Hornbeck designee will serve as Class I directors, with term first expiring in 2028.
Chairperson of the Combined Company Board
William L. Transier, the Chairperson of the Helix Delaware Board as of immediately prior to the effective time, will serve as Chairperson of the combined company board through the Governance Period.
Committees of the Combined Company Board
In addition, at the effective time, (i) a Helix designee will be appointed and serve through the Governance Period as Chairperson of the Audit Committee of the combined company board, (ii) a Helix designee will be appointed and serve through the Governance Period as Chairperson of the Corporate Governance and Nominating Committee of the combined company board and (iii) Bobby Jindal will be appointed and serve through the Governance Period as Chairperson of the Compensation Committee of the combined company board.
Management
At the effective time, the following individuals will be appointed as executive officers of the combined company: Todd M. Hornbeck as President and Chief Executive Officer; Robert P. Adams as Executive Vice President and Chief Financial Officer; Samuel A. Giberga as Executive Vice President, General Counsel and Corporate Secretary; Scotty Sparks as Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention; and Ben Todd as Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty. The other executive officers of the combined company will be chosen by Mr. Hornbeck in consultation with a representative of each of the Helix Board and Hornbeck Board on a merit basis, without consideration of whether the persons selected serve as officers or employees of Hornbeck or Helix prior to the effective time. For additional information on executive officers of the combined company, see “Management Following the Mergers” and “Executive Compensation of the Combined Company.”
Interests of Helix’s Directors and Officers in the Mergers
In considering the recommendation of the Helix Board that Helix shareholders vote to approve the required merger proposals, Helix shareholders should be aware that, aside from their interests as shareholders of Helix, Helix’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Helix shareholders generally. The Helix Board was aware of and considered these interests, among other matters, when evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the Conversion, when determining that the merger agreement and the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Helix and its shareholders, when approving and declaring advisable the merger agreement, the plan of conversion and the other transactions contemplated by the merger agreement, including the Conversion, when directing that the required merger proposals and the optional vote matters be submitted to Helix shareholders for approval and when recommending that Helix shareholders vote in favor of the required merger proposals and the optional vote matters.
Values of Equity Awards Held by Directors and Executive Officers
The equity awards held by Helix directors and executive officers will be treated as described in the section titled “The Merger Agreement—Treatment of Equity Awards and Warrants.”
The estimated values of the Helix restricted stock awards held by our non-employee directors that would accelerate immediately prior to the effective time pursuant to the terms of the merger agreement, assuming the effective time had occurred on July 30, 2026, are set forth in the table below. These estimates assume a value per share of Helix common stock of $9.94 (which, in accordance with SEC requirements, is the average closing price of the Helix common stock over the first five business days following the first public announcement of the mergers).

Name	Number of Shares Subject to Outstanding Helix Restricted Stock Awards (#)	Value of Outstanding Helix Restricted Stock Awards ($)
Diana Glassman	20,690	205,659
Paula Harris	23,708	235,658
T. Mitch Little	20,690	205,659
John Lovoi	20,690	205,659
Amy Nelson	20,690	205,659
William Transier	20,690	205,659

For estimates of the values of the awards of performance share units and restricted stock units held by our executive officers that would accelerate immediately prior to the effective time pursuant to the terms of the merger agreement, see below under “—Golden Parachute Compensation.”
Potential Payments to Executive Officers upon Termination in Connection with the Mergers
Helix has entered into an employment agreement with each of its executive officers that provides the executive officer with the following payments and benefits if he experiences a qualifying termination, meaning that within the two-year period following a “change in control” (which will occur upon the consummation of the mergers pursuant to terms of the merger agreement), his employment is terminated by Helix without “Cause” or by him for “Good Reason” (as such terms are defined in the employment agreement):
•
a lump sum severance payment equal to a specified multiple of his aggregate annual cash compensation (defined as his base salary plus his target short-term annual incentive): the applicable multiple is 2.99x for Mr. Kratz and 2x for each of Messrs. Sparks, Staffeldt and Neikirk;

•	immediate vesting of all equity-based awards that he holds; and
•	a lump sum payment equal to the cost of continuation of health coverage under COBRA for 18 months.
Under each of the employment agreements, “Cause” generally means embezzlement or theft, breach of a material provision of the employment agreement, any act constituting a felony or otherwise involving theft, fraud, gross dishonesty or moral turpitude, negligence or willful misconduct, any breach of the executive officer’s fiduciary obligations, a material violation of Helix’s policies or procedures or any chemical dependence that adversely affects the performance of the executive officer, and “Good Reason” generally means the material diminution of the executive officer’s base salary, material diminution of the executive officer’s authority, duties or responsibilities, a material change in the executive officer’s reporting relationship, a material change in the geographic location at which the executive officer must perform his duties, or any action that would constitute a material breach of the employment agreement by Helix.
Mr. Kratz’s employment agreement provides that, if the payments that he receives in connection with a change in control are subject to the excise tax under Section 4999 of the Internal Revenue Code, he will receive a “gross-up”

payment intended to place him in the same net after-tax position as he would have been had no excise tax been payable. The employment agreements with Messrs. Sparks, Staffeldt and Neikirk do not contain any excise tax “gross-up” protections.
To receive the payments and benefits described above, each executive officer is required to execute and not revoke a release of claims in a form and substance satisfactory to Helix.
For estimates of the amounts of the payments described above that each executive officer would receive if he experienced a qualifying termination in connection with the mergers, see below under “—Golden Parachute Compensation.” As noted above, the equity-based awards held by each executive officer would accelerate immediately prior to the effective time pursuant to the terms of the merger agreement, regardless of whether he experienced a qualifying termination.
Retention Bonuses
The merger agreement provides that Helix and Hornbeck will collaborate in good faith to establish a cash-based retention program, pursuant to which Helix may issue retention bonuses to employees and other service providers in an aggregate amount of up to $10,000,000, with the recipients, individual amounts and other terms of such bonuses determined by Helix, subject to Hornbeck’s consent (not to be unreasonably conditioned, withheld or delayed).
Special Bonuses
It is anticipated that the Compensation Committee of the Helix Board will approve a special bonus of $300,000 for each of Mr. Staffeldt and Mr. Neikirk, payable upon the completion of the mergers, in recognition of their extraordinary efforts toward a successful completion of the mergers and related transactions.
Closing Year Bonuses
The merger agreement provides that each Helix employee who is eligible for an annual bonus for the year in which the closing occurs and who remains employed through the regular payment date for the bonus will be eligible to receive in cash, on the regular payment date, an annual bonus in an amount equal to the greater of “actual” and “target” levels of performance under the Helix annual bonus plan. The “Golden Parachute Compensation” table below assumes that each Helix named executive officer experienced a qualifying termination immediately following the effective time, which is assumed to have occurred on July 30, 2026 and, therefore, the named executive officers will not have remained employed through the regular bonus payment date for the annual bonus for 2026. Accordingly, no amount relating to the potential payment of the annual bonus for 2026 at the target level, to the extent that it may exceed the actual level of performance for 2026, is shown in the “Golden Parachute Compensation” table.
Deferred Compensation Agreement
Helix has entered into a deferred compensation agreement with Mr. Sparks that provides that if Mr. Sparks’s employment is involuntarily terminated without cause within 180 days after a “change in control” (which will occur upon the consummation of the mergers pursuant to terms of the merger agreement), he will be entitled to payment of the amount credited to his deferred compensation account on the first business day that is six months after such termination or, if earlier, within 30 days after the date of Mr. Sparks’s death following such termination.
Golden Parachute Compensation
In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of the payments and benefits that each of Helix’s named executive officers would have received in connection with the mergers, assuming the effective time had occurred on July 30, 2026 and, immediately thereafter, each named executive officer had experienced a qualifying termination. This compensation is subject to an advisory vote of Helix’s shareholders, as described above under the section titled “The Non-Binding Compensation Proposal.”
The amounts below have been calculated assuming that (a) the value per share of Helix common stock at the effective time is $9.94 (which, in accordance with SEC requirements, is the average closing price of Helix common stock over the first five business days following the first public announcement of the mergers), (b) none of the named executive officers receives any additional equity-based awards or increases in base salary or target annual bonus incentive opportunity before the effective time, (c) each named executive officer executes and does not revoke the release of claims necessary to receive the “double trigger” payments below, (d) the Helix performance share units vest based on actual performance as of July 30, 2026, and (e) Mr. Kratz will not be subject to the excise tax under Section 4999 of the Internal Revenue Code as a result of his receipt of the amounts below and, accordingly, no “gross-up” payment will be made to Mr. Kratz in connection with the mergers. As a result of these assumptions, the actual amounts to be received by the named executive officers in connection with the mergers may materially differ from the amounts below.

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(3)	Perquisites / Benefits ($)(4)	Total ($)
Owen Kratz	5,980,000	14,258,637	—	19,548	20,258,185
Scotty Sparks	1,840,000	5,446,010	258,333	29,081	7,573,424
Erik Staffeldt	2,260,000	5,908,188	—	29,081	8,197,268
Ken Neikirk	2,020,000	3,984,650	—	29,081	6,033,730

(1)
These amounts reflect (a) the “double trigger” severance that would be payable in a lump sum to each named executive officer under his employment agreement on a qualifying termination within two years after the “change in control” and (b) the special bonus that it is anticipated that the Compensation Committee of the Helix Board will approve for each of Messrs. Staffeldt and Neikirk, which would be payable on a “single trigger” basis upon the completion of the mergers, in recognition of their extraordinary efforts toward the successful completion of the mergers and related transactions. The breakdown of the amounts in this column for Messrs. Staffeldt and Neikirk is as follows:

Name	Severance ($)	Special Bonus ($)
Erik Staffeldt	1,960,000	300,000
Ken Neikirk	1,720,000	300,000

(2)
These amounts reflect the value of the “single trigger” acceleration immediately prior to the effective time of each named executive officer’s awards of performance share units and restricted stock units pursuant to the terms of the merger agreement. The Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle each such award in cash in an amount equal to the number of units subject to such award multiplied by the closing price of a share of Helix common stock on the NYSE on the trading day immediately prior to the closing date.

(3)
This amount for Mr. Sparks reflects the “double trigger” payment that would be payable in a lump sum under his deferred compensation agreement if his employment is involuntarily terminated without cause within 180 days after the “change in control.”

(4)
These amounts reflect the “double trigger” payment equal to the cost of continuation of health coverage under COBRA for 18 months that would be payable in a lump sum to each named executive officer under his employment agreement on a qualifying termination within two years after the “change in control.”

Indemnification and Insurance
The merger agreement provides that, from and after the effective time, Helix and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each indemnified party against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any indemnified party, and Helix and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.
Prior to the effective time, Hornbeck will purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Hornbeck’s existing directors’ and officers’ insurance policies, and (ii) Hornbeck’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, from one or more insurance carriers with the same or better credit rating as Hornbeck’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as Hornbeck’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement). If Hornbeck fails for any reason to obtain such “tail” insurance policies as of the effective time, Helix will continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in Hornbeck’s existing policies as of the date of the merger agreement, or Helix will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in Hornbeck’s existing policies as of the date of the merger agreement, except that in no event will the aggregate cost of the insurance policy exceed during the tail period 300% of the current aggregate annual premium paid by Hornbeck for such purpose for the 2026 fiscal year, and if the cost of such insurance coverage exceeds such amount, Hornbeck or Helix will obtain a policy with the greatest amount of directors’ and officers’ insurance available for a cost not exceeding such amount.
During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Hornbeck and its subsidiaries or any indemnification agreement between such person and Hornbeck or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the mergers and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.
The indemnification, exculpation and insurance provisions in the merger agreement are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions. For additional information, please see the section titled “The Merger Agreement—Covenants—Indemnification; Directors’ and Officers’ Insurance.”
Material U.S. Federal Income Tax Consequences of the Mergers
The following general discussion sets forth the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of Hornbeck common stock that exchange their shares of Hornbeck common stock for Converted Helix Common Stock in the first merger. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the integrated mergers or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only consequences to those U.S. holders that hold their shares of Hornbeck common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as:
•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities elects mark-to-market treatment;
•	a holder of Hornbeck common stock or Hornbeck equity awards that received Hornbeck common stock or Hornbeck equity awards through a tax-qualified retirement plan or otherwise as compensation;
•	a person that is not a U.S. holder;
•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Hornbeck common stock that holds Hornbeck common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
•	a person who holds any Creditor Warrant or Jones Act Warrant;
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Hornbeck common stock that, for U.S. federal income tax purposes, is:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust which (i) is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Hornbeck common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Hornbeck common stock, you should consult your tax advisor regarding the tax consequences to you of the integrated mergers.
Determining the tax consequences of the integrated mergers may be complex. U.S. holders of Hornbeck common stock should consult with their own tax advisors as to the tax consequences of the integrated mergers in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. state or local, non-U.S. or other tax laws and of changes in those laws.
The obligation of Hornbeck to complete the integrated mergers is conditioned upon the receipt of an opinion from Kirkland, counsel to Hornbeck, in form and substance reasonably satisfactory to Hornbeck, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. This opinion is not binding on the IRS or the courts and Helix and Hornbeck have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. If a court determines that the integrated mergers are not treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder generally would recognize taxable gain or loss in the mergers on the exchange of Hornbeck common stock for consideration in the mergers, regardless of the type of consideration received.
Assuming that, in accordance with the opinion described above, the integrated mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the integrated mergers to U.S. holders of Hornbeck common stock will be as follows:
•	a U.S. holder generally will not recognize gain or loss except with respect to cash paid in lieu of fractional shares of Converted Helix Common Stock (as discussed below).
•
the aggregate tax basis in the shares of Converted Helix Common Stock that a U.S. holder receives in the first merger (including any fractional share interests deemed received and sold, as described below) will equal the U.S. holder’s aggregate adjusted tax basis in the Hornbeck common stock exchanged for such Converted Helix Common Stock in the first merger.

•
a U.S. holder’s holding period for the shares of Converted Helix Common Stock received in exchange for shares of Hornbeck common stock in the first merger (including a fractional share interest deemed received and sold, as described below) will include the holding period for the shares of the Hornbeck common stock exchanged for such Converted Helix Common Stock in the first merger.

If a U.S. holder of Hornbeck common stock acquired different blocks of Hornbeck common stock at different times or at different prices, such U.S. holder’s tax basis and holding period in its shares of Converted Helix Common Stock may be determined separately with reference to each block of Hornbeck common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Converted Helix Common Stock received in the first merger.
A U.S. holder who receives cash in lieu of a fractional share of Converted Helix Common Stock generally will be treated as having received the fractional share of Converted Helix Common Stock pursuant to the first merger and then as having sold such fractional share of Converted Helix Common Stock for cash. As a result, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received and (ii) the portion of the U.S. holder’s aggregate adjusted tax basis of its Hornbeck common stock exchanged in the first merger that is allocable to the fractional share of Converted Helix Common Stock that is sold. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the first merger, the U.S. holder’s holding period for the fractional shares of Converted Helix Common Stock deemed to be received is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.
A U.S. holder may be required to retain records related to such holder’s Hornbeck common stock and file with its U.S. federal income tax return for the taxable year that includes the mergers a statement setting forth certain facts relating to the mergers.
HORNBECK STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
Information Reporting and Backup Withholding
Information returns may be required to be filed with the IRS in connection with the integrated mergers. Further, the consideration payable to U.S. holders in connection with the integrated mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder may be subject to U.S. backup withholding on any cash payments (e.g., payments of cash in lieu of fractional shares) made pursuant to the integrated mergers unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. ALL HORNBECK STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
Accounting Treatment of the Mergers
Helix prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination and as a reverse acquisition pursuant to ASC 805, where Hornbeck, the legal acquiree, is determined to be the accounting acquirer of Helix. Under the reverse acquisition method of accounting, the assets and liabilities of Helix as of the closing date will be consolidated by Hornbeck at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Helix’s net assets will be recognized as goodwill or gain on bargain purchase, respectively.

As part of the mergers, Helix management has determined Hornbeck to be the accounting acquirer of Helix for the following reasons:
•
On a fully diluted basis, accounting for Hornbeck options and Jones Act Warrants that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own, on an as-converted basis, approximately 45% and 55%, respectively, of the combined company.

•
The Ares Investor Group, the largest pre-combination stockholder of Hornbeck, is expected to hold the largest minority voting interest of approximately 11% in the combined company when the mergers are consummated (assuming all of the Ares Investor Group’s Creditor Warrants will be converted into Jones Act Warrants and will not be settled into shares of Converted Helix Common Stock), whereas Helix’s pre-combination ownership is widely dispersed among stockholders.

•
It is expected that the combined company board will consist of seven directors, four of whom will be designated by Hornbeck, including the Chief Executive Office and President of the combined company, and three of whom will be designated by Helix.

•
Hornbeck’s existing senior management team will comprise the majority of the senior management of the combined company, including the positions already announced for President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President, General Counsel and Secretary, and Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty.

•	The combined company’s name will be Hornbeck Offshore Services, Inc., and the ticker symbol of the combined company will be “HOS.”
Regulatory Approvals
Antitrust Clearance
To complete the mergers, Helix and Hornbeck must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities in accordance with applicable antitrust and foreign investment laws. The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act, and the rules and regulations promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. Helix and Hornbeck each filed an HSR Act notification with the FTC and the DOJ on May 20, 2026. The parties requested early termination of the applicable waiting period under the HSR Act upon filing, and the FTC granted such request effective as of June 11, 2026.
Helix and Hornbeck derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including Brazil, Poland and the United Kingdom. On May 20, 2026, filings were submitted with each of the Brazilian Administrative Council for Economic Defense, the Polish Office of Competition and Consumer Protection and the United Kingdom’s Investment Security Unit, in order to obtain necessary approvals from such authorities. On May 28, 2026, the Polish Office of Competition and Consumer Protection indicated that it has closed its review of the transaction and did not intend to review. On June 11, 2026, the Brazilian Administrative Council for Economic Defense unconditionally approved the transaction, subject to a 15-day waiting period during which the mergers cannot close, which waiting period expired on June 26, 2026. On July 9, 2026, the United Kingdom’s Investment Security Unit indicated that it had closed its review and determined that no further action would be taken with respect to the transaction.
Although Helix and Hornbeck have obtained all of the regulatory approvals described above as of July 9, 2026, Helix and Hornbeck cannot assure you of the absence of any litigation challenging such approvals. At any time before or after consummation of the mergers, and notwithstanding that the FTC granted the parties’ request for early termination of the applicable waiting period under the HSR Act effective June 11, 2026, any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Helix or Hornbeck or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Helix and Hornbeck are not currently aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Securities and Exchange Commission
Helix has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Converted Helix Common Stock issuable upon the effective time, other than such shares of Converted Helix Common Stock being issued to or underlying assumed Jones Act Warrants and assumed Creditor Warrants of certain consenting holders, will be registered with the SEC.
New York Stock Exchange
In addition, the completion of the mergers is subject to approval for listing on the NYSE of the shares of Converted Helix Common Stock to be issued to Hornbeck stockholders and other securityholders in the mergers, subject to official notice of issuance.
Litigation Relating to the Mergers
As of July 30, 2026, Helix and the Helix Board have received four demand letters (the “demand letters”) from purported Helix shareholders alleging disclosure deficiencies in the preliminary proxy statement/prospectus filed by Helix with the SEC on June 4, 2026. The demand letters demand that Helix and the Helix Board issue certain corrective or supplemental disclosures. Helix believes that the disclosures set forth in the preliminary proxy statement/prospectus comply with applicable law and that the allegations asserted in the demand letters are without merit.
As of July 30, 2026, Helix is not aware of the filing of lawsuits challenging the mergers or the preliminary proxy statement/prospectus; however, such lawsuits or additional demand letters relating to the mergers or the preliminary proxy statement/prospectus may be filed or received in the future. If lawsuits are filed or additional similar demand letters are sent, absent new or different allegations that are material, Helix will not necessarily disclose such filings or additional demand letters.
Listing of Converted Helix Common Stock
It is a condition to the consummation of the mergers that the shares of Converted Helix Common Stock issuable to Hornbeck stockholders and other securityholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance. Following the completion of the mergers, it is expected that Converted Helix Common Stock will continue to trade on the NYSE under the combined company’s new name, “Hornbeck Offshore Services, Inc.,” and under the new ticker symbol, “HOS.”
Appraisal Rights and Dissenters’ Rights
Under Minnesota law, Helix shareholders are not entitled to dissenters’ rights in connection with the Conversion or any of the required merger proposals as contemplated by the merger agreement. Under Section 302A.471, Subdivision 3(c)(1) of the Minnesota Business Corporation Act, the right to obtain payment of the fair value of shares is not available for the holders of shares of any class or series of shares that is listed on any national securities exchange. Because the shares of Helix common stock are listed on the New York Stock Exchange, and because Helix shareholders will receive shares of Converted Helix Common Stock, which will also be listed on the New York Stock Exchange, Helix shareholders do not have dissenters’ rights in connection with the Conversion or the mergers.
Hornbeck stockholders are entitled to appraisal rights in connection with the mergers under Section 262 of the DGCL. The following summary does not purport to be a complete statement of the law and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, as amended.
Any record Hornbeck stockholder who does not vote in favor of or consent to the mergers and otherwise complies strictly with all the provisions of the DGCL concerning the right of such stockholder to demand appraisal of such stockholder’s shares in connection with the mergers (a “Dissenting Stockholder”) may, under certain circumstances be entitled to an appraisal by the Delaware Court of Chancery of the “fair value” of such holder’s shares, exclusive of any value arising from the accomplishment or expectation of the merger, together with interest, if any, as determined by the Delaware Court of Chancery.

In connection with the termination of the existing securityholders agreement, holders of approximately 84% of Hornbeck’s common stock outstanding and entitled to vote on the matter agreed to waive any dissenters’ rights, appraisal rights or similar rights in connection with the mergers, including pursuant to the DGCL.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the merger agreement, a composite copy of which is attached as Annex A and incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Helix nor Hornbeck intends that the merger agreement be a source of business or operational information about Helix or Hornbeck. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus and in the public filings Helix makes with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Helix and Hornbeck contained in this proxy statement/prospectus or in the public reports of Helix filed with the SEC may supplement, update or modify the factual disclosures about Helix and Hornbeck contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Helix and Hornbeck were qualified and subject to important limitations agreed to by Helix and Hornbeck in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, and were not intended by the parties to the merger agreement to be a characterization of the actual state of facts or condition of Helix or Hornbeck, except as expressly stated in the merger agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Helix and Hornbeck each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in the public filings made by Helix with the SEC.
Additional information about Helix and Hornbeck may be found elsewhere in this proxy statement/prospectus and in the public filings Helix makes with the SEC. Please see “Where You Can Find More Information.”
Structure of the Mergers
The merger agreement provides that Hornbeck, through a series of mergers, will become a wholly owned subsidiary of Helix and that thereafter, Helix will be renamed Hornbeck. Under the terms of, and subject to the conditions set forth in, the merger agreement, (i) Parent Sub will merge with and into Hornbeck, with Hornbeck continuing as the surviving corporation (the “first merger”), and (ii) immediately following the first merger, the surviving corporation will merge with and into LLC Sub, with LLC Sub continuing as the surviving entity (the “second merger”).
Completion and Effectiveness of the Mergers
The closing of the mergers is expected to take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied by actions taken at the closing, but subject to such conditions being capable of being satisfied at the closing or, to the extent permissible, waived in advance) is satisfied or waived (to the extent permissible) in accordance with the merger agreement or on such other date as Helix and Hornbeck may mutually agree in writing.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the DGCL and the DLLCA, as applicable, as soon as practicable on the closing date, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger, and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, effective one minute after the effectiveness of the first merger.
Helix and Hornbeck are working to complete the merger prior to the outside date of December 31, 2026 (subject to extension in certain circumstances to June 29, 2027 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all.
Merger Consideration
At the effective time, by virtue of the first merger and without any action on the part of the parties or any holder thereof, subject to certain exceptions, each share of Hornbeck common stock issued and outstanding immediately prior to the effective time (excluding excluded shares and dissenting shares) will be converted into the right to receive 10.27167 shares of Converted Helix Common Stock. At the effective time, all excluded shares will be cancelled and will cease to exist, and no consideration will be paid or delivered in exchange therefor. At the effective time, dissenting shares will be cancelled, extinguished and cease to exist and will be treated in accordance with Section 262 of the DGCL.
Helix will not issue any shares representing fractional shares of Converted Helix Common Stock in the mergers. All fractional shares of Converted Helix Common Stock that a Hornbeck stockholder would be entitled to receive pursuant to the merger agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Converted Helix Common Stock to which such holder would be entitled pursuant to the merger agreement and (ii) an amount equal to the average daily volume weighted average price per share of Converted Helix Common Stock on the NYSE calculated for the ten consecutive trading days ending on the second full trading day immediately prior to the closing date.
Treatment of Equity Awards and Warrants
The merger agreement provides for the treatment set forth below with respect to the Hornbeck equity awards and warrants and Helix equity awards:
Hornbeck Performance Restricted Stock Unit Awards: Each Hornbeck performance restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award (with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio.
Hornbeck Restricted Stock Unit Awards: Each Hornbeck restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award and (b) the exchange ratio. For non-employee directors of Hornbeck, all or a portion of such amount may be settled in cash in accordance with the applicable award agreement.
Hornbeck Stock Options: Each Hornbeck stock option award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be fully vested and assumed by the combined company and converted into an option to purchase a number of shares of Converted Helix Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Hornbeck common stock subject to such award immediately prior to the effective time (to the extent applicable, with such number deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time) and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Hornbeck common stock of such award, divided by (2) the exchange ratio.

Hornbeck Creditor Warrants: Each Creditor Warrant that is outstanding immediately prior to the effective time will, except as otherwise set forth in Amendment No. 2 to the Creditor Warrant Agreement, be converted into the right to receive a number of shares of Converted Helix Common Stock (or, in accordance with applicable Jones Act restrictions in the certificate of incorporation of the combined company, new Jones Act Warrants to acquire such Converted Helix Common Stock) equal to the quotient of (x) the product of (a) the number of shares of Hornbeck common stock subject to such Creditor Warrant immediately prior to the effective time multiplied by the exchange ratio and (b) (i) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers minus (ii) the exercise price per share of Hornbeck common stock issuable upon exercise of such Creditor Warrant immediately prior to the effective time divided by the exchange ratio and (y) the average closing price per share of Helix common stock over the ten trading days immediately preceding the second business day prior to the closing of the mergers; provided that, if such formula would result in a number of shares of Converted Helix Common Stock equal to or less than zero, then no Creditor Warrant will be converted as of immediately prior to the effective time without the prior written consent of the holder thereof.
Hornbeck Jones Act Warrants: Each Jones Act Warrant that is outstanding immediately prior to the effective time will be assumed by the combined company and, subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, will be exercisable into a number of shares of Converted Helix Common Stock equal to the product of (a) the number of shares of Hornbeck common stock subject to such assumed Jones Act Warrant immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Converted Helix Common Stock equal to the exercise price per share of Hornbeck common stock issuable upon exercise of such Jones Act Warrant immediately prior to the effective time.
Helix Equity Awards: Each Helix restricted stock award granted to a non-employee director of Helix that is outstanding immediately prior to the effective time will, at the effective time, be in respect of Converted Helix Common Stock and be fully vested. Each Helix performance share unit award and Helix restricted stock unit award that is outstanding immediately prior to the effective time (whether vested or unvested as of such time) will, at the effective time, be canceled and the holder thereof will become entitled to receive a number of shares of Converted Helix Common Stock (rounded up or down to the nearest whole share for each performance share unit award, and rounded down to the nearest whole share for each restricted stock unit award) equal to the number of shares of Helix common stock subject to such award (for each performance share unit award, with the number of such shares deemed to be the number of shares that would be earned based on the greater of target and actual performance through immediately prior to the effective time). In the case of the Helix performance share unit awards and restricted stock unit awards, the Helix Board may instead determine prior to the effective time, in its discretion but after consultation with the Hornbeck Board, to settle such awards in cash in an amount equal to the number of units subject to each such award multiplied by the closing price of a share of Helix common stock on the NYSE on the trading day immediately prior to the closing date.
Governance
Prior to the effective time, Helix will take all actions necessary to cause, effective as of the effective time, the number of directors constituting the combined company board to be seven members, comprised of three Helix designees (all of whom will be independent under NYSE rules and the Exchange Act), and four Hornbeck designees (at least one of whom will be independent under NYSE rules), one of whom will be Todd Hornbeck, as the President and Chief Executive Officer of the combined company.
William L. Transier will serve as Chairperson of the combined company board as of the effective time through the combined company’s 2028 annual stockholders meeting (the “Governance Period”). Bobby Jindal will serve as Chairperson of the compensation committee of the combined company as of the effective time through the Governance Period.
At the effective time, Todd Hornbeck will be appointed to serve as the President and Chief Executive Officer of the combined company and the other executive officers of the combined company will be those chosen by Mr. Hornbeck.
In addition, the merger agreement provides that, as of the effective time, the principal executive offices and headquarters of the combined company will be the existing principal executive offices and headquarters of Hornbeck and Helix in Covington, Louisiana and Houston, Texas, respectively, and that the name of the combined company will be the name of Hornbeck as of the date of the merger agreement and the ticker symbol will be “HOS.”

Exchange of Shares
Exchange Agent
Helix will deposit or cause to be deposited with an exchange agent selected by Helix and reasonably acceptable to Hornbeck, for the benefit of the holders of Hornbeck common stock or Creditor Warrants, as applicable, (i) at or prior to the effective time aggregate number of shares of Converted Helix Common Stock (or new Jones Act Warrants, as the case may be) to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Converted Helix Common Stock (or new Jones Act Warrants, as the case may be) required to be delivered pursuant to the terms of the merger agreement and (ii) as promptly as reasonably practicable following the effective time, an aggregate amount of cash in U.S. dollars sufficient for the exchange agent to deliver the amounts required to be delivered in lieu of fractional shares pursuant to the terms of the merger agreement.
Exchange Procedures
As promptly as reasonably practicable (but in any event within five business days) after the effective time, Helix will cause the exchange agent to mail to each holder of record of a book-entry shares of Hornbeck common stock or Creditor Warrants, if applicable (i) a letter of transmittal in customary form, and (ii) instructions for transferring the book-entry shares of Hornbeck common stock or Creditor Warrants in exchange for the aggregate Converted Helix Common Stock merger consideration or Converted Helix Common Stock and new Jones Act Warrants, as applicable.
Upon surrender to the exchange agent of book-entry shares of Hornbeck common stock or Creditor Warrants in accordance with the terms of the letter of transmittal and accompanying instructions, Helix will cause the exchange agent to pay and deliver to each holder of such shares, as promptly as reasonably practicable (but in any event within five business days) after the effective time a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in the merger agreement) that such holder has the right to receive pursuant to the merger agreement.
No interest will be paid or accrued on any amount payable for shares of Hornbeck common stock eligible to receive merger consideration (“Eligible Shares”) pursuant to the merger agreement.
From and after the effective time, there will be no transfers on the stock transfer books of Hornbeck of the shares of Hornbeck common stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of book-entry shares of Hornbeck common stock will cease to have any rights with respect to such shares of Hornbeck common stock except as otherwise provided in the merger agreement or by applicable law.
Termination of the Exchange Fund
Any portion of the exchange fund that remains unclaimed as of the date that is 12 months after the effective time will be delivered to the combined company. Any holder of Eligible Shares or Creditor Warrants who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to the combined company for delivery of the merger consideration that such holder has the right to receive pursuant to the merger agreement.
None of Hornbeck, Helix, Parent Sub, LLC Sub or the exchange agent will be liable to any person in respect of any portion of the merger consideration or any share of Converted Helix Common Stock or new Jones Act Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any book-entry shares of Hornbeck common stock or Creditor Warrants has not been surrendered prior to two years after the effective time, or immediately prior to such earlier date on which any merger consideration would otherwise escheat to or become property of any governmental entity, any such cash will, to the extent permitted by applicable law, become the property of the combined company, free and clear of all claims or interests of any person previously entitled thereto.
Withholding Rights
Each of Helix, Hornbeck, Parent Sub, LLC Sub and the exchange agent, and any other withholding agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of Eligible Shares or Helix equity awards, Hornbeck equity awards or Hornbeck warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. tax law.

Adjustments to Prevent Dilution
If, from the date of the merger agreement to the effective time, the issued and outstanding shares of Hornbeck common stock or securities convertible or exchangeable into or exercisable for shares of Hornbeck common stock or the issued and outstanding shares of Helix common stock or Converted Helix Common Stock or securities convertible or exchangeable into or exercisable for shares of Helix common stock or Converted Helix Common Stock have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide the holders of shares of Hornbeck common stock, Creditor Warrants, Helix common stock or Converted Helix Common Stock, as the case may be, the same economic effect as contemplated by the merger agreement prior to such event.
Representations and Warranties
The merger agreement contains representations and warranties made by Helix to Hornbeck and by Hornbeck to Helix. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Helix by Hornbeck, in the case of representations and warranties made by Hornbeck, or to Hornbeck by Helix, in the case of representations and warranties made by Helix, as well as, in the case of those representations and warranties made by Helix, the reports of Helix filed with or furnished to the SEC since January 1, 2024 (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) and, in the case of those representations and warranties made by Hornbeck, the registration statement on Form S-1 publicly filed by Hornbeck with the SEC (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).
In the merger agreement, each of Helix and Hornbeck have, respectively, made representations and warranties to the other party regarding:
•	organization, good standing and qualification to do business;
•	subsidiaries and minority investments;
•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;
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the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the mergers and the other transactions contemplated by the merger agreement;

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the absence of violations of, or conflicts with, such party or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the mergers and the other transactions contemplated by the merger agreement;

•	conduct of business in the ordinary course from December 31, 2025 through April 22, 2026 (the date of the merger agreement);
•	the absence of any effect that would reasonably be expected to have a material adverse effect on such party since December 31, 2025;
•	the absence of certain litigation and governmental orders;
•	the absence of certain undisclosed liabilities;
•	employee benefit plan matters;

•	labor matters;
•	compliance with certain laws and regulations and such party’s licenses;
•	environmental matters;
•	tax matters;
•	intellectual property;
•	insurance;
•	certain material contracts;
•	title to and interests in, and the operating condition of, such party’s assets and the condition and sufficiency of tangible assets;
•	real property;
•	rights of way;
•	certain Jones Act matters;
•	the absence of affiliate transactions;
•	the absence of preferential rights;
•	the information supplied in connection with this proxy statement/prospectus or the Helix registration statement;
•	financial assurance obligations; and
•	decommissioning obligations.
In the merger agreement, Helix has additionally made representations and warranties to Hornbeck regarding:
•	capital structure;
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the recommendation of the Helix Board to holders of Helix common stock to vote in favor of the adoption of the merger agreement and the various shareholder proposals set forth in this proxy statement/prospectus, and the receipt of the fairness opinion;

•	the Requisite Helix Vote;
•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement of Parent Sub and LLC Sub;
•	no activities or liabilities of Parent Sub and LLC Sub;
•	Helix vessels;
•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;
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the proper filing of reports with the SEC since January 1, 2024, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	inapplicability to the mergers of state takeover statutes and anti-takeover and poison pill provisions in such party’s organizational documents;
•	absence of issuance of a cash dividend since January 1, 2016; and
•	absence of certain Helix arrangements.
•	In the merger agreement, Hornbeck has additionally made representations and warranties to Helix regarding:
•	capital structure;

•	the recommendation of the Hornbeck Board to holders of Hornbeck common stock to vote in favor of the adoption of the merger agreement;
•	brokers and finders fees;
•	the Requisite Hornbeck Approval;
•	Hornbeck vessels;
•	compliance with GAAP with respect to Hornbeck’s audited financial statements;
•	compliance with the National Industrial Security Program Operating Manual and applicable personnel or facility clearances regulations;
•	inapplicability to the mergers of state takeover statutes and anti-takeover and poison pill provisions in such party’s organizational documents; and
•	absence of certain Hornbeck arrangements.
For purposes of the merger agreement, a “material adverse effect” means any effect that (i) is materially adverse to the business, financial condition or results of operations of a party and its subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of a party to consummate the transactions contemplated by the merger agreement; except that for purposes of the foregoing clause (i) only, none of the following, alone or in combination, will be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:
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effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or where any of such party’s or any of its subsidiaries’ products or services are sold;

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effects that are the result of factors generally affecting the oil and gas services industry, including changes in or effects generally affecting the prices or supply and demand of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such party and its subsidiaries operate;

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any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the transactions contemplated by the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts or laws);

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the performance by such party of its obligations to the extent expressly required under the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts, laws or governmental filings or obligations set forth under the interim operating covenants);

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any action taken (or not taken) by such party or any of its subsidiaries at the written request of the other party, which action taken (or not taken) is not required under the terms of the merger agreement;

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changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the merger agreement;

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any failure, in and of itself, by such party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; except that this exception will not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception described in the merger agreement);

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any effect resulting from acts of war (whether or not declared), civil disobedience, cyberattack, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak or worsening of illness, pandemic or other public health event or any other force majeure event, whether or not caused by any person; or

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a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such party on the NYSE, if applicable, or any ratings downgrade or change in ratings outlook for any party or any of its subsidiaries; except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exceptions described in the merger agreement).

Notwithstanding the exceptions listed above, with respect to the first, second, fifth and eighth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent such effect disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which such party and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a material adverse effect has occurred.
Covenants
Conduct of Business Prior to the Effective Time
Each of Helix and Hornbeck has agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (except as approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed)), except: (a) as may be required by applicable law, (b) as otherwise expressly contemplated by the merger agreement or the plan of conversion or (c) as set forth in such party’s disclosure letter, such party and its subsidiaries will use their commercially reasonable efforts to conduct its business in all material respects in the ordinary course and, to the extent consistent therewith, each party and its subsidiaries will use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, creditors, lessors, service providers and business associates and keep available the services of its and its subsidiaries’ present service providers and agents.
From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the merger agreement, commercially reasonable in response to an emergency, required by applicable law, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in a party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:
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make or propose any change to its organizational documents or, except for amendments that would both not materially restrict the operations of its businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the transactions contemplated by the merger agreement, the organizational documents of any of its subsidiaries;

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except for any such transactions among its direct or indirect wholly owned subsidiaries, (i) merge or consolidate itself or any of its subsidiaries with any other person, or (ii) restructure, reorganize or completely or partially liquidate;

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acquire assets from any other person (i) with a fair market value or purchase price in excess of $10 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (ii) that would reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the mergers or other transactions contemplated by the merger agreement, other than, in the case of the foregoing clause (i), acquisitions in the ordinary course of inventory and other parts and accessories necessary for the ongoing operation of the business of such party and its subsidiaries, acquisitions in order to maintain and sustain such party’s and its subsidiaries’ vessels, assets and equipment in the ordinary course, including upgrades required by law, customers or class societies, acquisitions pursuant to material contracts as in effect on the date of the merger agreement and transactions among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;
•
issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of: (A) any shares of its capital stock or of any of its subsidiaries or other ownership interest in Hornbeck or any subsidiaries (other than (I) encumbrances that are required by or automatically effected by the Hornbeck credit agreements or Helix ABL credit agreement; or (II) the issuance of shares: (x) by its direct or indirect wholly owned subsidiary to it or another of its direct or indirect wholly owned subsidiaries; (y) pursuant to the exercise or settlement of equity-based awards or warrants outstanding as of (and on the terms in effect on) the date of the merger agreement or granted after the date of the merger agreement in accordance with the terms of the merger agreement; or (z) granted in accordance with the terms of the merger agreement with respect to employee compensation and benefits and in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement); (B) any rights issued by Hornbeck or any of its subsidiaries that are linked in any way to the price of any class of its capital stock or of any class of capital stock of any of its subsidiaries, their value, the value of any of their respective subsidiaries or any part of its or their assets, business or subsidiaries or any dividends or other distributions declared or paid on any shares of its capital stock or the capital stock of any of its subsidiaries; or (C) securities or instruments convertible or exchangeable into or exercisable for any shares of such capital stock or ownership interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or ownership interests or such convertible or exchangeable securities or instruments;

•
create or incur any encumbrance (other than any permitted encumbrances) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries, except for encumbrances: (A) that are required by or automatically effected by contracts in place as of the date of the merger agreement; (B) that do not materially detract from the value of such assets; or (C) that do not materially impair the operations of such party or any of its subsidiaries;

•
make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from such party and any of its direct or indirect wholly owned subsidiaries, as applicable, or in accordance with the merger agreement in excess of $250,000 individually or $1 million in the aggregate);

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary) or modify in any material respect its dividend policy; provided that, the foregoing shall not prohibit Helix from making any dividend or other distribution to the extent such distribution or other dividend is made in the ordinary course;

•
reclassify, split, combine, subdivide or redeem, purchase (through such party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to: (A) the capital stock or other equity interests of a direct or indirect wholly owned subsidiary of such party; or (B) the acquisition of shares of Hornbeck common stock or Helix common stock in order to pay the exercise price or taxes in connection with the exercise, vesting or settlement of equity awards outstanding as of the date of the merger agreement or granted in accordance with the terms of the merger agreement with respect to employee compensation and benefits, pursuant to the terms of such party’s stock plan and the applicable award agreement, in the ordinary course; provided that, Helix is not prohibited from undertaking any such action to the extent such action is made in the ordinary course;

•
make or authorize any payment of, or accrual or commitment for, any capital expenditures or any regulatory dry dock and related expenses deferred in accordance with such party’s current accounting policies, except any such expenditures or expenses: (A) not in excess of $15 million in the aggregate during any consecutive 12 month period (other than capital expenditures or dry dock and related expenses within the thresholds set forth in such party’s disclosure letter); (B) not in excess of $5 million (net of insurance proceeds) in the aggregate that such party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property; or (C) paid by any direct or indirect wholly owned subsidiary to such party or to any other direct or indirect wholly owned subsidiary of such party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that, such party will use its reasonable best efforts to consult with the other party prior to making or agreeing to any such capital expenditure);
•
other than in the ordinary course, enter into any contract that would have been a material contract had it been entered into prior to the merger agreement, adversely amend, modify or supplement in any material respect, or waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, any material right or interest pursuant to or in, any material contract other than: (A) expirations and renewals of any such contract in the ordinary course in accordance with the terms of such contract; (B) non-exclusive licenses under intellectual property owned by such party or any of its subsidiaries, as applicable, in each case, granted to customers in the ordinary course; or (C) any agreement among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•
other than in the ordinary course or with respect to amounts that are not material to such party and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries except debts or claims among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•
settle or compromise, or offer or propose to settle or compromise, any material proceeding (other than any material proceeding relating to taxes), including before a governmental entity, except: (A) for amounts recoverable from insurance in effect for such party (or deductibles under such policy); (B) for uninsured amounts not in excess of $5 million in any one instance; or (C) in accordance with the parameters set forth in such party’s disclosure letter, provided that, no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief (other than customary confidentiality and release obligations) which, in either case: (x) imposes any material restrictions on the business operations of such party and its subsidiaries or affiliates or (y) includes an admission of fault or criminal culpability;

•	amend any material financial accounting policies or procedures, except as required by changes to GAAP;
•
(A) make (outside of the ordinary course), change or revoke any material election with respect to taxes or tax matters if such action would result in a material net increase in the tax liability of such party or its subsidiaries; (B) change any material tax accounting method or period; (C) enter into any material closing agreement with respect to taxes; (D) enter into any material tax sharing, allocation or indemnification agreement or arrangement (other than (1) such an agreement or arrangement exclusively between or among such party and its subsidiaries or (2) a commercial agreement or arrangement the primary purpose of which is not taxes); (E) settle, compromise or otherwise finally resolve any material tax claim, audit, assessment or dispute for an amount materially in excess of amounts reserved therefor in accordance with GAAP; (F) surrender any right to claim a refund of a material amount of taxes; (G) change its tax residency; or (H) take any action that could, or could reasonably be expected to, prevent the transactions contemplated by the merger agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement be, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”);

•
transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance (other than certain permitted encumbrances) upon, any assets (tangible or intangible), product lines or businesses material to it and its subsidiaries, taken as a whole, including capital stock of any of its subsidiaries, or any owned real property, except in connection with: (A) sales of or non-exclusive licenses of the foregoing provided in the ordinary course; (B) sales of obsolete assets; (C) sales, leases, licenses or other dispositions of assets (not including services or sales of inventory in the ordinary course) with a fair market value not in excess of $5 million in any transaction or series of related transactions in the aggregate other than pursuant to material contracts in effect prior to the date of the merger agreement, or entered into after the date of the merger agreement in accordance with the merger agreement; (D) sales among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries; and (E) the expiration of registered intellectual property at the end of its maximum statutory term;

•
except as required by the terms of any benefit plan as in effect on the date of the merger agreement (or as established or amended after the date of the merger agreement in accordance with the merger agreement), as expressly permitted under the merger agreement or as required by applicable law, increase or change the compensation or benefits payable to any service provider other than in the ordinary course; provided that, notwithstanding the foregoing, except as expressly disclosed in such party’s disclosure letter or required pursuant to a benefit plan in effect as of the date of the merger agreement (or as established or amended after the date of the merger agreement in accordance with the merger agreement), the parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any outstanding awards under any benefit plan; (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any service provider with annual base salary greater than or equal to $300,000 (other than changes in health and welfare benefits (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, and are generally applicable to all salaried service providers in the ordinary course); (D) terminate, enter into, amend or modify or renew any material benefit plan, other than: (1) routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a material benefit plan if it were in existence as of the date of the merger agreement; and (2) offer letters for individuals hired as permitted by clause (I) below that are provided in the ordinary course and follow in all material respects the applicable form of offer letter made available to the other party and do not provide for any severance, transaction, retention or change-in-control entitlements; (E) accelerate the vesting of any compensation for the benefit of any service provider; (F) increase or change the severance terms applicable to any service provider; (G) take any action to fund or secure the payment of any amounts under any benefit plan; (H) other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any benefit plan, or increase or accelerate the funding or contribution obligations under any benefit plan, or increase or accelerate the funding rate in respect of any benefit plan; or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided that, to the extent that a party intends to hire an individual to replace an executive officer of such party, such party will first consult in good faith with the other party prior to, and with respect to, the hiring of such individual;
•
recognize any labor union, works council, or other labor organization as the bargaining representative of any of the employees of such party or its subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other contract with any labor union, works council, or other labor organization;

•
implement or announce any reductions-in-force, office or plant closings, layoffs, or similar personnel actions that would trigger the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar law;

•
other than in the ordinary course, waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any service provider of the party or any of the party’s subsidiaries;

•
create, incur or assume any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee or otherwise become liable for any such indebtedness, in each case, following the date of the merger agreement; except for (A) indebtedness incurred under (x) the Hornbeck credit agreements in an aggregate principal amount outstanding at any time not to exceed $10 million (together with any interest, fees or similar amounts accrued with respect to indebtedness under the Hornbeck credit agreements) and (y) the Helix ABL credit agreement in an aggregate principal amount outstanding at any time not to exceed $10 million (together with any interest, fees or similar amounts accrued with respect to indebtedness under the Helix ABL credit agreement); (B) guarantees by Hornbeck or any direct or indirect wholly owned subsidiary of Hornbeck of indebtedness of Hornbeck or any other direct or indirect wholly owned subsidiary of Hornbeck pursuant to the Hornbeck credit agreements (as in effect on the date of the merger agreement (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Helix pursuant to the merger agreement)); (C) guarantees by Helix or any direct or indirect wholly owned subsidiary of Helix of indebtedness of Helix or any other direct or indirect wholly owned subsidiary of Helix pursuant to the Helix credit agreement and the indenture governing Helix’s outstanding 9.750% Senior Notes due 2029 (the “Helix Senior Notes Indenture”) (each as in effect on the date of the merger agreement (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Hornbeck pursuant to the merger agreement, as applicable)); (D) indebtedness incurred pursuant to (x) letters of credit issued under the Helix ABL credit agreement in the ordinary course and (y) letters of credit, performance bonds or other similar arrangements which do not, in the aggregate, under this clause (y) exceed a face amount of $10 million at any time outstanding; (E) swaps or other similar contracts or arrangements entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement; (F) indebtedness for capitalized leases or to pay the deferred and unpaid purchase price of property, equipment, goods or services (including the maximum amount payable of any “earn-out” or similar payment, whether or not contingent) which does not, in the aggregate, exceed a face amount of $5 million at any time outstanding; (G) unsecured indebtedness incurred solely among such party and its direct or indirect wholly owned subsidiaries or solely among such party’s direct or indirect wholly owned subsidiaries, (H) indebtedness to pay accrued and unpaid interest, prepayment penalties, premiums, breakage costs, late charges, penalties, make-whole payments, collection fees, termination fees, and other similar fees relating to any indebtedness that relates to interest and fees on indebtedness existing on the date of the merger agreement or otherwise permitted by the merger agreement and (I) indebtedness (other than any indebtedness under the Helix ABL credit agreement) in an aggregate principal amount outstanding at any time not to exceed $10 million;
•	with respect to Helix, convene any special meeting (or any adjournment or postponement thereof) of Helix’s shareholders other than the special meeting described in this proxy statement/prospectus;
•
fail to maintain existing material insurance policies or comparable replacement policies to the extent such policies are typically maintained by other similarly situated offshore service providers and to the extent available for a reasonable cost; or

•	agree or commit to do any of the foregoing.
No Solicitation of Acquisition Proposals
Except as expressly permitted by the merger agreement, each of Helix and Hornbeck will not, and will cause its subsidiaries and its and its subsidiaries’ officers and directors not to, and will use its reasonable best efforts to cause its and its subsidiaries’ employees, financial advisors, attorneys, accountants and other advisors, agents or representatives (collectively, “representatives”) not to, directly or indirectly:
•
initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal;

•
engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate with any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to refer the inquiring person to the terms of the merger agreement that prohibit such discussions or negotiations and to limit its conversation or other communication exclusively to such referral);

•
provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal;

•
otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

•
waive or release any person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract, provided that, if Helix (acting at the direction of the Helix Board) as applicable, determines in good faith after consultation with its outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, then Helix may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an acquisition proposal; or

•
resolve, agree or publicly propose to, or permit the relevant party, any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the actions referred to above.

An “acquisition proposal” means:
•
any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving a party or any of its subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries of such party); or

•
any acquisition by any person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of a party or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of such party in each case of this bullet and the preceding bullet, other than the mergers and the other transactions contemplated by the merger agreement, except that any proposal or offer to the extent related to the sale of assets required to be divested or held separate (including by trust or otherwise) pursuant to a regulatory remedy, in accordance with the merger agreement will not be deemed an acquisition proposal.

Notwithstanding the restrictions described above, prior to, but not after, the time the Requisite Helix Vote is obtained, in response to an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not result from a breach of the above obligations, Helix and its representatives (acting at the direction of the Helix Board), as applicable, may:
•
provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such acquisition proposal and its representatives only if such information has previously been made available to, or is made available to Hornbeck prior to or substantially concurrently with the time such information is made available (and in any event within 24 hours) to the person who made such acquisition proposal and, prior to furnishing any such information, such party receives from the person making such acquisition proposal an executed confidentiality agreement containing terms that are substantially similar to, and generally not less restrictive to the person who made such acquisition proposal than the terms in a confidentiality agreement with Helix (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance by Helix with this bullet point and will be provided to Hornbeck promptly following its execution; and

•	participate in any discussions or negotiations with any such person regarding such acquisition proposal, in each case if, and only if, prior to taking any such action, the Helix Board (or relevant committee thereof) determines in good faith after consultation with its outside legal counsel that based on the information then available and after consultation with its financial advisor (i) such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (ii) failure to engage in such activities would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law. Notwithstanding the foregoing, Helix shall not provide (and shall not permit any of its representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by the merger agreement except in accordance with a “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information of Helix or its subsidiaries, which procedures shall be consistent in all material respects with Helix’s practices in dealing with the disclosures of such information to Hornbeck or its representatives prior to the date of the merger agreement.
A “superior proposal” means an unsolicited, bona fide written acquisition proposal (except that the references in the definition thereof to “20% or more” will be deemed to be references to “50% or more”) made after the date of the merger agreement that the Helix Board has determined in good faith, after consultation with its outside legal counsel and its financial advisor:
•	would result in a transaction more favorable from a financial point of view to such party’s shareholders than the mergers and the other transactions contemplated by the merger agreement; and
•	is reasonably likely to be consummated on the terms proposed,

in each case of the preceding two bullets, taking into account any legal, financial, regulatory and shareholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Helix Board, including any revisions to the terms of the merger agreement proposed by Hornbeck pursuant to the terms of the merger agreement.
Notice Regarding Acquisition Proposals
Each of Helix and Hornbeck must promptly (and, in any event, within 48 hours) give written notice to the other party if (i) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (ii) any information is requested in connection with any acquisition proposal from, or (iii) any discussions or negotiations with respect to an acquisition proposal are sought to be initiated or continued with, it, its subsidiaries or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and must then keep the other party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or modifications, which, for the avoidance of doubt, will include (among other things) any changes to the form or amount of consideration) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.
No Change of Recommendation
Helix has agreed that, except as otherwise set forth in the merger agreement, the Helix Board, including any committee thereof, will not:
•
withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the recommendation to the holders of shares of such party’s common stock to vote in favor of the adoption of the merger agreement or the approval of the required merger proposals and the various shareholder proposals set forth in this proxy statement/prospectus pursuant to the merger agreement in a manner adverse to Hornbeck;

•	fail to include the Helix recommendation in this proxy statement/prospectus;
•
fail to recommend against (x) acceptance of a tender or exchange offer by its shareholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Helix common stock, or (y) any acquisition proposal that is publicly announced, in each case, within ten business days after the commencement of such tender or exchange offer or public announcement of such acquisition proposal (or, if earlier, prior to the Helix special meeting) (for the avoidance of doubt, the taking of no position or a neutral position by the Helix Board in respect of the acceptance of any such tender offer or exchange offer or acquisition proposal as of the end of such period will constitute a failure to recommend against acceptance of any such offer or acquisition proposal);

•
approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any acquisition proposal or letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above in “—Covenants—No Solicitation of Acquisition Proposals”) constituting or relating to any acquisition proposal (an “alternative acquisition agreement” and any action described in this bullet or the preceding three bullets, a “change of recommendation”); or

•	cause or permit Helix or any of its subsidiaries to enter into an alternative acquisition agreement.

Permitted Change of Recommendation—Superior Proposal
Prior to, but not after, the time the Requisite Helix Vote is obtained, the Helix Board, may effect a change of recommendation if an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not result from a breach of the obligations set forth in the merger agreement is received by Helix and is not withdrawn, and the Helix Board determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such acquisition proposal constitutes a superior proposal and (ii) failure to consider such acquisition proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and:
•
Helix has given Hornbeck written notice of such action at least five business days in advance, which notice sets forth in writing that the Helix Board received a bona fide acquisition proposal that has not been withdrawn, concluded in good faith that such acquisition proposal constitutes a superior proposal and intends to effect a change of recommendation and complies in form, substance and delivery with the terms of the merger agreement (a “board recommendation notice”);

•
after giving such board recommendation notice and prior to making a change of recommendation, Helix negotiates in good faith and uses its reasonable best efforts to cause its representatives to negotiate in good faith with Hornbeck (to the extent Hornbeck wishes to negotiate), to make such revisions to the terms of the merger agreement as would cause such acquisition proposal to cease to be a superior proposal; and

•
at the end of the five business day period, prior to and as a condition to making a change of recommendation, the Helix Board takes into account any adjustments or revisions to the terms of the merger agreement irrevocably offered in writing by Hornbeck and any other information offered by Hornbeck in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such superior proposal would continue to constitute a superior proposal, if such changes irrevocably offered in writing by Hornbeck were to be given effect and (ii) failure to pursue such superior proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law.

Each and any amendment to the financial terms and any other material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “five business days” will be deemed to be references to “three business days” and such three business day period will expire at 11:59 p.m. Eastern time on the third business day immediately following the day on which such new board recommendation notice is delivered.
Permitted Change of Recommendation—Intervening Event
Prior to, but not after, the time the Requisite Helix Vote is obtained, the Helix Board may effect a change of recommendation if an intervening event has occurred, and prior to taking such action, the Helix Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and:
•	Helix has given Hornbeck a board recommendation notice five business days in advance, which notice includes a reasonably detailed description of such intervening event;
•
after giving such board recommendation notice and prior to making a change of recommendation, Helix negotiates in good faith and uses reasonable efforts to cause its representatives to negotiate in good faith with Hornbeck (to the extent Hornbeck wishes to negotiate), to make such revisions to the terms of the merger agreement as would cause such effect to cease to be an intervening event; and

•
at the end of the five business day period, prior to and as a condition to effecting a change of recommendation, the Helix Board will take into account any changes to the terms of the merger agreement irrevocably offered in writing by Hornbeck and any other information offered by Hornbeck in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such intervening event remains in effect and (ii) the failure to effect a change of recommendation in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law if such adjustments or revisions irrevocably offered in writing by Hornbeck were to be given effect.

An “intervening event” means any material effect that was not known or reasonably foreseeable by the Helix Board on the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of the merger agreement), which effect or consequences, as applicable, become known by such board of directors prior to the time Helix receives the Requisite Helix Vote, except that:
•
in no event will the receipt, existence or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an intervening event has occurred;

•
in no event will any changes in the market price or trading volume of Helix’s common stock or the fact that Helix meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an intervening event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an intervening event has occurred;

•
in no event will any effect resulting from any action taken or omitted by Helix or Hornbeck, as applicable, that is required to be taken or omitted by Helix or Hornbeck, as applicable, pursuant to the merger agreement be taken into account for purposes of determining whether an intervening event has occurred; or

•
in no event will any effect resulting from changes after the date of the merger agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, condensates or natural gas liquids, refined liquids or other commodities) be taken into account for purposes of determining whether an intervening event has occurred.

Notwithstanding the foregoing or anything to the contrary contained in the merger agreement, Helix and its subsidiaries will not be permitted to enter into an alternative acquisition proposal unless and until the merger agreement has first been terminated in accordance with its terms and, if applicable, the Helix termination fee has been paid to Hornbeck.
Nothing contained in the merger agreement will prevent Helix or Hornbeck from complying with its disclosure obligations under applicable United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or making any disclosure if the Helix Board determines in good faith after consultation with Helix’s outside counsel that failure to make such disclosure would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, except that Helix may not effect a change of recommendation other than in accordance with the procedures described above, except that any such disclosure (other than a “stop, look and listen” or similar communication) shall be deemed to be a change of recommendation unless the Helix Board or Hornbeck Board, as applicable, expressly reaffirms its recommendation in such disclosure and expressly rejects any applicable acquisition proposal.
Existing Discussions
Each of Helix and Hornbeck must, and must cause its subsidiaries to, use its reasonable best efforts to cause its representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person within two years prior to the date of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. Each of Helix and Hornbeck must promptly, and in any event within 24 hours of the date of the merger agreement, deliver a written notice to each such person providing only that such party is ending all discussions and negotiations with such person with respect to any acquisition proposal, or proposal or transaction that would reasonably be expected to lead to an acquisition proposal, which notice must also request the prompt return or destruction of all confidential information concerning such party and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of such party or any of its subsidiaries. Each of Helix and Hornbeck will promptly terminate all physical and electronic data access previously granted to such persons.
Helix Special Meeting
Helix will, as promptly as practicable after the date of the merger agreement and in consultation with Hornbeck, set a preliminary record date for the special meeting and commence a broker search in accordance with Rule 14a-13 under the Exchange Act in connection therewith. In accordance with the merger agreement, applicable law and its organizational documents, Helix must take all action necessary to duly call, give notice of, convene and hold the special meeting as promptly as practicable after this proxy statement/prospectus is declared effective, with a record date and meeting date to be selected after reasonable consultation with Hornbeck, to consider and vote upon the approval of the required merger proposals and the various shareholder proposals set forth in this proxy statement/prospectus and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if there are insufficient shares of Helix common stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled special meeting. Subject to the right of the Helix Board to effect a change of recommendation in accordance with the terms of the merger agreement, Helix must include the recommendation of the required merger proposals and the various shareholder proposals set forth in this proxy statement/prospectus and use reasonable best efforts to solicit from its shareholders proxies in favor of the required merger proposals and the various shareholder proposals set forth in this proxy statement/prospectus.
Helix agrees to provide Hornbeck reasonably detailed periodic updates concerning proxy solicitation on a timely basis and to give written notice to Hornbeck one day prior to the special meeting indicating whether as of such date sufficient proxies representing the Requisite Helix Vote have been obtained. The special meeting may be adjourned, including at Hornbeck’s request, if it is necessary to ensure that any supplement or amendment to this proxy statement/prospectus is delivered or if Helix has not received sufficient proxies to obtain the Requisite Helix Vote as of two business days before the special meeting. Such adjournment must not be more than ten days in connection with any one postponement or adjournment or to a date that is no later than two business days prior to the outside date.
Unless the merger agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of Helix to call, give notice of, convene and hold the special meeting to consider and vote upon the adoption of the merger agreement, will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal, or by any change of recommendation.
Cooperation; Efforts to Consummate
Upon the terms and subject to the conditions set forth in the merger agreement, Helix and Hornbeck are required to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the outside date) and to consummate and make effective the mergers and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable (and in any event no later than the outside date) all consents necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the mergers and the other transactions contemplated by the merger agreement, executing and delivering any additional instruments necessary to consummate the mergers and the other transactions contemplated by the merger agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the mergers and the other transactions contemplated by the merger agreement.
Helix and Hornbeck will jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals, notices, reports or filings made with, or submitted to, any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement. Neither Helix nor Hornbeck will permit any of its officers or other representatives to participate in any substantive meeting, telephone call or conference with any governmental entity in respect of any filing, investigation or otherwise relating to the mergers and the other transactions contemplated by the merger agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate therein.
Each of the parties will use reasonable best efforts to furnish to each other all information required for any filing, other than confidential or proprietary information not directly related to the mergers and the other transactions contemplated by the merger agreement, and to give the other party reasonable prior notice of any such filing and, to the extent practicable, keep the other party reasonably informed with respect to the status of each consent sought from a governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement and the material communications between such party and such governmental entity, and, to the extent practicable, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing or communication. Prior to submitting any such filing (except for the parties’ submissions in relation to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”)) or communication to any governmental entity in relation to any applicable antitrust law or foreign investment law, each party shall consult in good faith with the other party and consider in good faith the views of the other party with respect to the form and content of such filing or communication.
Each of the parties will promptly furnish the other with copies of all correspondence, filings (except for the parties’ initial HSR Act notification filings) and material communications between them and their affiliates and representatives, on one hand, and any such governmental entity or its respective staff on the other hand, with respect to the mergers and the other transactions contemplated by the merger agreement in order for such other party to meaningfully consult and participate in accordance with the merger agreement, except that materials furnished may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
Subject to applicable law, each party and its subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consent in connection with the mergers and the other transactions contemplated by the merger agreement, and neither party will directly or indirectly agree to any contractual timing agreement with a governmental entity related to the merger agreement or the mergers or the other transactions contemplated by the merger agreement, in each case, without the prior written consent of the other party. In exercising the foregoing rights, each of Helix and Hornbeck will act reasonably and as promptly as reasonably practicable.
Subject to certain exceptions, neither Helix nor Hornbeck will, and each of them will cause their respective subsidiaries not to, take any action, including acquiring any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, materially adversely affect or materially delay obtaining any consent or making any filing contemplated by the merger agreement or the timely receipt thereof.
On the terms and subject to the conditions set forth in the merger agreement, each of Helix and Hornbeck agrees to:
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promptly provide or make an appropriate response to any request by a governmental entity pursuant to antitrust law or foreign investment law for information or documentary material with respect to the transaction; and

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promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (i) avoid the entry of, and (ii) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (i) and (ii), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by the merger agreement, including, if necessary, proper or advisable so as to permit the consummation of the transactions on a schedule as close as possible to that contemplated by the merger agreement:

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defending through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the merger agreement; and

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(i) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, assets, operations, rights, product lines, licenses, businesses or interests therein of Hornbeck or Helix or any of their respective subsidiaries, and promptly effecting such sale, lease, license, divestiture, disposal or holding separate, (ii) agreeing to restrictions or actions that after the effective time would limit the combined company’s or its subsidiaries’ freedom of action or operation with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets or (iii) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations of Helix or Hornbeck or either of their respective subsidiaries, and in each case entering into agreements with, and submitting to orders of, the relevant governmental entity as needed to effect the foregoing (any such action in this bullet point, a “regulatory remedy”).
Neither the covenants described in this section nor the “reasonable best efforts” standard in the merger agreement will require, or be construed to require, Helix or Hornbeck or any of their respective subsidiaries or other affiliates to (i) waive any of the conditions to the closing of the merger or (ii) take, effect or agree to any regulatory remedies unless such regulatory remedy is conditioned upon the occurrence of the closing or is effective on or after the closing and relates only to Helix, Hornbeck and their respective subsidiaries.
Helix and Hornbeck will use reasonable best efforts to cooperate with each other and work in good faith in formulating any such regulatory remedy described above.
Status and Notifications
Subject to applicable law and except as otherwise required by any governmental entity, Helix and Hornbeck each will keep the other apprised of the status of material matters relating to completion of the mergers and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other substantive communications received by Helix or Hornbeck, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to the mergers and the other transactions contemplated by the merger agreement.
Treatment of Indebtedness
Prior to the closing, Helix will: (a) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding indebtedness and other obligations of Helix and each applicable subsidiary of Helix as required under the Helix ABL credit agreement (the amounts outstanding under the Helix credit facility, the “Helix Indebtedness Payoff Amount”); (b) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Helix Indebtedness Payoff Amount, including the termination of the commitments under Helix ABL credit agreement, in each case, prior to or substantially concurrently with the effective time; and (c) procure, obtain and deliver customary payoff letter(s) and lien releases, in each case, in form and substance reasonably satisfactory to Hornbeck, with respect to the Helix ABL credit agreement in sufficient form to terminate all encumbrances, all guaranties and other obligations thereunder (other than contingent obligations for which no claim has been made and which expressly survive the termination thereof), drafts of which shall have been provided to Hornbeck and its counsel at least ten business days prior to the closing (or such shorter time as Hornbeck may agree in its discretion) (with executed, as applicable, copies thereof to be provided as soon as available, and in no case later than one business day prior to the closing). Helix shall irrevocably pay off, or cause to be paid off, prior to or substantially contemporaneously with the effective time, the Helix Indebtedness Payoff Amount.
Prior to the closing, without Hornbeck’s prior written consent, Helix will not, and will cause its directors, officers and representatives not to, amend or supplement any Helix credit agreement except to terminate the Helix ABL credit agreement in accordance with the merger agreement or to comply with the terms of the Helix ABL credit agreement to add any subsidiary of Helix as a guarantor thereunder in accordance with the terms of the Helix ABL credit agreement (as in effect on the date of the merger agreement (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Hornbeck pursuant to the merger agreement)). Prior to the closing, without Helix’s prior written consent, Hornbeck will not, and will cause its directors, officers and Representatives not to, amend or supplement any of Hornbeck’s credit agreements except as provided below and except to comply with the terms of each Hornbeck credit agreement (as in effect on the date of the merger agreement (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Helix pursuant to the merger agreement)).
Prior to the closing, without Hornbeck’s prior written consent, Helix will not, and will cause its directors, officers, representatives and subsidiaries not to, amend or supplement the Helix Senior Notes Indenture except to comply with the terms of the Helix Senior Notes Indenture to add any subsidiary of Helix as a guarantor thereunder in accordance with the terms of the Helix Senior Notes Indenture (as in effect on the date of the merger agreement (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Hornbeck pursuant to the merger agreement)).

Hornbeck shall timely provide or cause to be provided to Helix, on or prior to the effective time, a waiver, amendment or consent to each Hornbeck credit agreement as required to permit the Second Merger to occur as of the Second Merger effective time pursuant to the terms of each Hornbeck credit agreement.
Access to Information
Subject to applicable law and certain exceptions and conditions, Helix and Hornbeck each must, upon reasonable advance written notice by the other, use reasonable best efforts to furnish the other with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any statement, filing, notice or application made by or on behalf of Helix, Hornbeck or any of their respective subsidiaries to any third party or any governmental entity in connection with the mergers and other transactions contemplated by the merger agreement and each of Helix and Hornbeck must, upon giving of reasonable advance written notice by Helix or Hornbeck, as applicable, use reasonable best efforts to afford Helix’s or Hornbeck’s officers and other authorized representatives, as applicable, reasonable access, during normal business hours to its service providers, agents, contracts, books and records, as well as properties, offices and other facilities, and each party must (and must cause its subsidiaries to) use reasonable best efforts to furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of this proxy statement/prospectus, or any other statement, filing, notice or application made by or on behalf of Helix, Hornbeck or any of their respective subsidiaries to any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement.
Listing
Helix will use its reasonable best efforts to cause the shares of Converted Helix Common Stock, including the Converted Helix Common Stock to be issued in the mergers to be approved for listing on the NYSE prior to the closing date, subject to official notice of issuance.
Publicity
Helix and Hornbeck are required to consult with each other before issuing any press release or making any public statement with respect to the merger agreement, the mergers or the other transactions contemplated by the merger agreement and may not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed, except that (i) any such press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party on a timely basis and (ii) each party may issue public announcements or make other public disclosures regarding the merger agreement or the mergers or the other transactions contemplated by the merger agreement that is consistent with those previously disclosed in press releases or public statements previously approved by either party or made by either party in compliance with the merger agreement. The immediately preceding sentence does not apply to any disclosure of information concerning the merger agreement in connection with any dispute between the parties regarding the merger agreement or in respect of internal announcements to employees which are not made public, and, subject to certain exceptions, neither party is required to consult with or obtain approval from the other party with respect to a public announcement or press release issued in connection with the receipt and existence of an acquisition proposal and matters relating thereto or a change of recommendation. Prior to making any written communications to any employees of Helix, Hornbeck or their respective subsidiaries pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by the merger agreement or employment following the effective time, each of Hornbeck and Helix shall provide the other party with a copy of the intended communication, the receiving party shall have a reasonable period of time to review and comment on such communication and the providing party shall give reasonable and good faith consideration to any comments made by the receiving party with respect thereto.
Employee Benefits Matters
The merger agreement provides that, for at least 12 months following the effective time (or, if earlier, the date of termination of employment of a continuing employee), Helix will cause the surviving company to provide each individual employed by (i) Helix or its subsidiaries and (ii) Hornbeck and its subsidiaries, in each case, as of immediately prior to the effective time and who continues employment with the surviving company or its subsidiaries as of the closing date (any such individual being referred to as a “continuing employee”) with (1) an annual base salary or wage rate that is no less favorable than the annual base salary or wage rate in effect for such continuing employee immediately prior to the effective time, (2) target annual cash incentive compensation opportunities and target long-term incentive (cash-based and equity-based) compensation opportunities that are no less favorable in the aggregate than those in effect for such continuing employee as of immediately prior to the effective time and (3) other employee benefits that are no less favorable in the aggregate than those in effect for such continuing employee as of immediately prior to the effective time (excluding defined benefit pension or post-employment welfare benefits and retention, transaction, sale bonus or similar one-time or special bonus and equity-based compensation). Additionally, for at least 12 months following the effective time, Helix shall cause each continuing employee to be provided with severance and termination benefits that are no less favorable than those benefits set forth in the Helix disclosure letter.
For purposes of each benefit plan in which any continuing employee first becomes eligible to participate on or after the effective time, Helix will (i) use commercially reasonable efforts to (A) cause each continuing employee to be immediately eligible to participate, without any waiting time, in any and all such new benefit plans to the extent coverage under such new benefit plan replaces coverage under a comparable benefit plan in which such continuing employee participated immediately prior to the effective time, (B) cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such continuing employee and his or her covered dependents, to the extent such conditions would have been waived or satisfied under the analogous benefit plan in which such continuing employee participated immediately prior to the effective time, and (C) during the plan year in which the effective time occurs, cause any eligible expenses paid by such continuing employee and his or her covered dependents under a benefit plan that is a group health plan during the portion of the plan year prior to the change to the new benefit plan that is a group health plan to be taken into account under such new benefit plan that is a group health plan for purposes of satisfying the corresponding deductible, co-insurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan, and (iii) recognize service time of such continuing employee with Hornbeck and Helix and their respective affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits, the level of vacation benefits and for purposes of determining severance in any new benefit plan in which such continuing employee may be eligible to participate after the effective time, to the extent such service is taken into account under the corresponding benefit plan in which such continuing employee participated immediately before the effective time (except where such service credit would result in a duplication of compensation or benefits for the same period of service).
The merger agreement provides that the transactions contemplated by the merger agreement will constitute a “change in control” or “change of control” for purposes of all Helix benefit plans and all Hornbeck benefit plans that provide for payments, accelerated vesting or benefits, either on a “single trigger” basis immediately on a “change of control” or “change in control” or on a “double trigger” basis on a qualifying termination of employment during a specified period following a “change of control” or “change in control.”
Each continuing employee who as of immediately prior to the effective time participates in a Hornbeck benefit plan or Helix benefit plan that provides for an annual bonus for the year in which the closing occurs and who remains employed with the surviving company or its subsidiaries through the regular payment date for such bonus, will be eligible to receive in cash, on such regular payment date, an annual bonus payment in respect of the applicable performance period in an amount determined based on the greater of (i) the level of attainment of the applicable performance measures under such Hornbeck benefit plan or Helix benefit plan or (ii) the attainment of the target level of performance under such Hornbeck benefit plan or Helix benefit plan.
The merger agreement provides that nothing contained in the merger agreement is intended to be treated as an amendment to any of Hornbeck’s benefit plans or Helix’s benefit plans or other benefit or any other compensation plan, program, agreement, policy or arrangement or prevent Helix or Hornbeck from amending, establishing, modifying or terminating any of their respective benefit or compensation plans, programs, agreements, policies or arrangements or prevent Hornbeck or Helix or their affiliates, after the effective time, from terminating the employment of any service provider. In addition, the merger agreement provides that nothing in the merger agreement is intended to create any third-party beneficiary rights in any employee or other service provider to Helix or Hornbeck or any of their subsidiaries or any beneficiary or dependent thereof. In addition, the terms and conditions of employment for any continuing employee covered by a labor agreement will be governed by that labor agreement.
Expenses
Except as otherwise provided in certain provisions related to the effect of termination of the merger agreement, whether or not the first merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the mergers and other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that expenses incurred in connection with (a) any filing fees in connection with the HSR Act, any other antitrust law, foreign investment law, (b) the filing of this proxy statement/prospectus and (c) the filing, printing and mailing of this proxy statement/prospectus will be shared equally by Helix and Hornbeck.
Indemnification; Directors’ and Officers’ Insurance
The merger agreement provides that, from and after the effective time, Helix and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each indemnified party against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any indemnified party, and Helix and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.
Prior to the effective time, Hornbeck will purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Hornbeck’s existing directors’ and officers’ insurance policies, and (ii) Hornbeck’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, from one or more insurance carriers with the same or better credit rating as Hornbeck’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as Hornbeck’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement). If Hornbeck fails for any reason to obtain such “tail” insurance policies as of the effective time, Helix will continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in Hornbeck’s existing policies as of the date of the merger agreement, or Helix will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in Hornbeck’s existing policies as of the date of the merger agreement, except that in no event will the aggregate cost of the insurance policy exceed during the tail period 300% of the current aggregate annual premium paid by Hornbeck for such purpose for the 2026 fiscal year, and if the cost of such insurance coverage exceeds such amount, Hornbeck or Helix will obtain a policy with the greatest amount of directors’ and officers’ insurance available for a cost not exceeding such amount.
During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Hornbeck and its subsidiaries or any indemnification agreement between such person and Hornbeck or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the mergers and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.
The indemnification, exculpation and insurance provisions in the merger agreement are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions.
Takeover Statutes
If any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is or may become applicable to the mergers or the other transactions contemplated by the merger agreement, each of Helix and Hornbeck shall grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the merger agreement.
Litigation
Helix and Hornbeck, as applicable, have agreed to promptly advise the other party of any litigation commenced after the date of the merger agreement against Helix, Hornbeck or any of their respective directors (in their capacity as such) relating to the merger agreement or the mergers or other transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. Helix and Hornbeck, as applicable, have agreed to give the other party the opportunity to participate in the defense or settlement of any such litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).
A&R Jones Act Warrant Agreement
Prior to the effective time, Helix will enter into the Jones Act Warrant Agreement, in the form attached to the merger agreement.
Hornbeck Registration Statement
From the date of the merger agreement until the effective time, Hornbeck will not take any action (including without limitation any preparation in connection therewith and any filing in furtherance thereof) to amend the Hornbeck registration statement on Form S-1, seek effectiveness of such registration statement or otherwise register itself or any securities under the Securities Act or Exchange Act.
DTC SEG-100 Program
Upon consummation of the Conversion of Helix to a Delaware corporation in accordance with the plan of conversion, Helix will, in consultation with Hornbeck, take all action necessary to cause the Converted Helix Common Stock to be placed into the Depository Trust & Clearing Corporation’s SEG-100 Program, to limit the ownership of Converted Helix Common Stock by non-U.S. citizens in a manner consistent with the provisions of the certificate of incorporation of the combined company.
Conditions to the Completion of the Mergers
Each party’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
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receipt of the Requisite Hornbeck Approval, which Requisite Hornbeck Approval was delivered by written consent in accordance with Section 228 of the DGCL shortly following the execution and delivery of the merger agreement;

•	receipt of the Requisite Helix Vote;
•	the shares of Converted Helix Common Stock issuable in accordance with the merger agreement being approved for listing on the NYSE, subject to official notice of the issuance;
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expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers, all consents, and all expiration of waiting periods, required under the applicable antitrust laws and foreign investment laws of certain other applicable jurisdictions and no written agreement being in effect with any governmental entity not to consummate the mergers;

•	no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers; and
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the Helix registration statement on Form S-4, of which this proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of such registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC (unless withdrawn).

Helix’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•	the accuracy of the representations and warranties of Hornbeck as follows:
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the representations and warranties of Hornbeck regarding organization, good standing and qualification, corporate authority and approval, absence of certain changes, certain representations and warranties relating to the Jones Act, certain aspects of its capital structure, the recommendation of the mergers, brokers and finders, voting requirements and certain representations and warranties relating to takeover statutes and rights plans must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

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the representation of Hornbeck regarding certain other aspects of its capital structure must have been true and correct in all material respects or all but de minimis respects, as applicable, as of the date of the merger agreement and must be so true and correct as of the closing date as if made on and as of the closing date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time); and

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each other representation and warranty of Hornbeck set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Hornbeck;

•	Hornbeck’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing;
•	the absence of a material adverse effect with respect to Hornbeck; and
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the receipt by Helix of a certificate of the chief executive officer or chief financial officer of Hornbeck certifying that the conditions in the immediately preceding bullets with respect to representations and warranties, performance of obligations and absence of a material adverse effect with respect to Hornbeck have been satisfied.

Hornbeck’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•	the accuracy of the representations and warranties of Helix as follows:
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the representations and warranties of Helix regarding organization, good standing and qualification, corporate authority and approval, absence of certain changes, certain representations and warranties relating to the Jones Act, certain aspects of its capital structure, the recommendation and fairness of the mergers, voting requirements, the authority of LLC Sub and Parent Sub, brokers and finders and certain representations and warranties relating to takeover statutes and rights plans and certain Helix actions must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

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the representation of Helix regarding certain other aspects of its capital structure must have been true and correct in all material respects or all but de minimis respects, as applicable, as of the date of the merger agreement and must be so true and correct as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation or warranty must be so true and correct in all respects as of such particular date or period of time); and
•
each other representation and warranty of Helix set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date as if made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Helix;

•	Helix’s, Parent Sub’s and LLC Sub’s performance of, in all material respects, their obligations under the merger agreement required to be performed at or prior to the closing date;
•	Helix having taken the actions necessary regarding governance matters as provided in the merger agreement effective as of the effective time;
•
the receipt by Hornbeck of a written opinion from Hornbeck’s outside legal counsel (or if Hornbeck’s outside legal counsel is unable to deliver such opinion, Helix’s outside legal counsel), dated as of the closing date, to the effect that the mergers, taken together, will qualify for the Intended Tax Treatment, which opinion will be subject to customary exceptions, assumptions and qualifications;

•	the absence of a material adverse effect with respect to Helix;
•
the receipt by Hornbeck of a certificate of the chief executive officer or chief financial officer of Helix certifying that the conditions in the immediately preceding bullets with respect to representations and warranties, performance of obligations, actions in respect of governance matters, written tax opinion and the absence of a material adverse effect with respect to Helix have been satisfied;

•	execution of the Jones Act Warrant Agreement, in the form attached to the merger agreement;
•
the consummation of the Conversion of Helix to a Delaware corporation in accordance with the plan of conversion, including by filing the certificate of incorporation of the combined company with the Secretary of State of the State of Delaware and adopting the bylaws of the combined company; and

•	Helix having delivered the Helix ABL credit agreement payoff letters to Hornbeck.
Termination of the Merger Agreement
Termination by Mutual Consent
The merger agreement may be terminated prior to the effective time by mutual written consent of Helix and Hornbeck.
Termination by Either Helix or Hornbeck
Either Helix or Hornbeck may terminate the merger agreement prior to the effective time if:
•
the closing have not been completed by 5:00 p.m. (Eastern time) on December 31, 2026, which date will be automatically extended to no later than June 29, 2027 (as applicable, the “outside date”), if the conditions to closing other than those described in the fourth or fifth bullet pertaining to antitrust or foreign direct investment approvals and the absence of stop orders (solely to the extent relating to any antitrust law or foreign investment law) above in “—Conditions to the Completion of the Mergers” have been satisfied or are capable of being satisfied at that time (or to the extent permitted by applicable law, have been waived), although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date and such action or failure to act constitutes a material breach of the merger agreement by such party, which event is referred to as an “outside date termination event” and such termination is referred to as an “outside date termination”;

•
a governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the mergers has become final and non-appealable, although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date and such action or failure to act constitute a material breach of the merger agreement by such party, which event is referred to as a “regulatory restraint termination event”; or

•
the Requisite Hornbeck Approval has not been obtained by 11:59 p.m. (Eastern Time) on the first business day following the date of the merger agreement (the “Consent Time”) or the special meeting has been duly convened at which a vote on the required merger proposals and the other shareholder proposals set forth in this proxy statement/prospectus was taken and concluded and the Requisite Helix Vote has not been obtained, although such right to terminate will not be available to the terminating party where the failure to obtain the Requisite Hornbeck Approval or Requisite Helix Vote, as applicable, was caused by the action or failure to act of such party and such action or failure constitutes a material breach of the merger agreement by such party and the right of either party to terminate will not be available following the time that the Requisite Hornbeck Approval has been obtained (regardless of whether the Requisite Hornbeck Approval has been obtained before or after the Consent Time) (such termination, as applicable, a “Helix no vote termination” or “Hornbeck no vote termination”).

Termination by Helix
Helix may terminate the merger agreement prior to the effective time:
•
if at any time prior to the effective time, Hornbeck has breached any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) such that the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (a “terminable breach”) (and such breach is not cured by the earlier of 30 days of receipt by Hornbeck of written notice of such breach by Helix and three business days prior to the outside date), except that this right to terminate the merger agreement is not available if Helix is then in terminable breach of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•
if at any time prior to the effective time, there has been a material breach by Hornbeck of its non-solicitation covenant in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the merger agreement on or before the outside date.

Termination by Hornbeck
Hornbeck may terminate the merger agreement prior to the effective time:
•
prior to, but not after, the receipt of the Requisite Helix Vote, if the Helix Board has made a change of recommendation (whether or not such change or recommendation is permitted by the merger agreement);

•
if at any time prior to the effective time, Helix, Parent Sub or LLC Sub has breached any of its respective representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) (and such breach is not cured by the earlier of 30 days of receipt by Helix of written notice of such breach by Hornbeck and three business days prior to the outside date), except that this right to terminate the merger agreement is not available if Hornbeck is then in terminable breach of its representations, warranties, covenants or agreements set forth in the merger agreement;

•
if at any time prior to the effective time, there has been a material breach by Helix of its non-solicitation covenant in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the merger agreement on or before the outside date; or

•
if at any time prior to the effective time, without the prior written consent of Hornbeck, Helix or its subsidiaries undertakes, or announces any intention to undertake, any of the following actions, subject to certain exceptions: (A) declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary) or modifies in any material respect its dividend policy; (B) reclassifying, splitting, combining, subdividing or redeeming, purchasing (through Helix’s share repurchase program or otherwise) or otherwise acquiring, directly or indirectly, any of Helix’s or its subsidiaries’ capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to: (x) the capital stock or other equity interests of a direct or indirect wholly owned subsidiary of Helix; or (y) the acquisition of shares of Helix common stock in order to pay the exercise price or taxes in connection with the exercise, vesting or settlement of Helix equity awards outstanding as of the signing date or granted in accordance with the merger agreement, pursuant to the terms of the Helix stock plans and the applicable award agreement, in the ordinary course; (C) creating, incurring or assuming any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee or otherwise become liable for any such indebtedness, in each case, following the date of the merger agreement, except for (x) indebtedness incurred in an aggregate principal amount outstanding at any time not to exceed $10 million (together with any interest, fees or similar amounts accrued with respect to indebtedness under the Helix ABL credit agreement) and (y) indebtedness incurred pursuant to letters of credit issued under the Helix ABL credit agreement which do not, in the aggregate, exceed a face amount of $10 million at any time outstanding (such termination, as applicable, a “Helix undertaking termination”).
Termination Fees
Hornbeck will be required to pay to Helix a termination fee of $49.5 million if the merger agreement is terminated:
•	by either party pursuant to an outside date termination or a Hornbeck no vote termination, or by Helix pursuant to a Hornbeck terminable breach, and, in either case:
•
a bona fide acquisition proposal with respect to Hornbeck has been publicly announced or otherwise received by the Hornbeck Board after the date of the merger agreement and prior to the Consent Time (in the case of a Hornbeck no vote termination) or the date of termination (in the case of an outside date termination or Hornbeck terminable breach); and

•
within twelve months after such termination, (i) Hornbeck or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Hornbeck or (ii) there has been consummated any acquisition proposal with respect to Hornbeck (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”); or

•	by Helix following a material breach by Hornbeck of its non-solicitation obligations under the merger agreement.
Helix will be required to pay to Hornbeck a termination fee of $40.5 million if the merger agreement is terminated:
•	by either party pursuant to an outside date termination or a Helix no vote termination, or by Hornbeck pursuant to a Helix terminable breach, and, in either case:
•
a bona fide acquisition proposal with respect to Helix has been publicly announced or otherwise received by the Helix Board after the date of the merger agreement and prior to the Helix shareholder meeting (in the case of a Helix no vote termination) or the date of termination (in the case of an outside date termination or Helix terminable breach); and

•
within twelve months after such termination, (i) Helix or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Helix or (ii) there has been consummated any acquisition proposal with respect to Helix (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by Hornbeck following a material breach by Helix of its non-solicitation obligations under the merger agreement or a change of recommendation by Helix;
•
by either Helix or Hornbeck pursuant to a Helix no vote termination (and, at the time of such termination, Hornbeck had the right to terminate the merger agreement as a result of a change of recommendation by Helix); or

•	by Hornbeck pursuant to a Helix undertaking termination.

Expense Reimbursement
If the merger agreement is terminated by (i) either Helix or Hornbeck pursuant to a Hornbeck no vote termination, then promptly, but in no event later than, in the case of such termination by Helix, four business days or, in the case of such termination by Hornbeck, one business day after the date of such termination, Hornbeck will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and shareholders’ meetings and consents of Helix up to a maximum amount equal to $16.5 million, to Helix or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee payable to Helix (or its designee) pursuant to the terms of the merger agreement).
If the merger agreement is terminated by (i) either Helix or Hornbeck pursuant to a Helix no vote termination, then promptly, but in no event later than, in the case of such termination by Hornbeck, four business days or, in the case of such termination by Helix, one business day after the date of such termination, Helix will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents of Hornbeck up to a maximum amount equal to $13.5 million, to Hornbeck or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee payable to Hornbeck (or its designee) pursuant to the terms of the merger agreement).
Amendment
Subject to applicable law, at any time prior to the effective time, the parties to the merger agreement may amend or modify the merger agreement if, and only if, such amendment or modification is in writing and signed by Helix and Hornbeck, except that, after the Requisite Hornbeck Approval is obtained or the Requisite Helix Vote is obtained, no such amendment or modification may be made that pursuant to applicable law or NYSE rules and regulations requires further approval of Hornbeck stockholders or Helix shareholders, as applicable, without such further approval.
Waiver
The conditions to each of the parties’ obligations to consummate the mergers and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement are cumulative and not exclusive of any rights or remedies provided by law.
Specific Performance
Each of the parties to the merger agreement has acknowledged and agreed in the merger agreement that the rights of each party to consummate the mergers and other transactions contemplated by the merger agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Pursuant to the merger agreement, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security or proof of damages. In the event that any action or proceeding should be brought in equity to enforce the provisions of the merger agreement, no party thereto will allege, and each party thereby waives the defense, that there is an adequate remedy at law.
Third-Party Beneficiaries
Helix and Hornbeck have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than Helix, Hornbeck and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance, sections of the merger agreement relating to the governance of the combined company after the effective time, and after the effective time, the provisions of the merger agreement relating to payment of the merger consideration, which will inure to the benefit of, and will be enforceable by, holders of Hornbeck common stock as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the merger agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the merger agreement without notice or liability to any other person. In some instances, the representations and warranties in the merger agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement, as of the closing date or as of any other date.

AGREEMENTS RELATED TO THE MERGERS
In connection with the entry into the merger agreement, Helix and/or Hornbeck entered into the agreements summarized below. The following summaries are not a complete description of the specific provisions referred to below. These summaries are qualified in their entirety by reference to the full text of the documents to which each summary relates, which Helix stockholders should read. The full text of the Securityholders Agreement and the Registration Rights Agreement are included in the proxy statement/prospectus as Annexes F and G, respectively, and are incorporated herein by reference. Capitalized terms used but not defined in following summaries have the meanings ascribed thereto in the applicable agreement summarized.
Securityholders Agreement
On April 22, 2026, Helix entered into the Securityholders Agreement with the Ares Investor and the Whitebox Investor (each an “Investor”) in the form included in this proxy statement/prospectus as Annex F, which, effective upon closing, will govern certain rights and obligations of the combined company and such stockholders following the mergers.
The Securityholders Agreement provides for the following:
•
Director Designation Rights. From and after the closing, the Ares Investor shall have the right, but not the obligation, to designate for nomination to the combined company board (i) two directors, so long as the Ares Investor Group collectively beneficially owns at least 20% of the outstanding Converted Helix Common Stock; and (ii) one director, so long as the Ares Investor Group collectively beneficially owns at least 10% but less than 20% of the outstanding Converted Helix Common Stock. From and after the closing, the Whitebox Investor shall have the right to designate one director so long as the Whitebox Investor Group collectively beneficially owns at least 10% of the outstanding Converted Helix Common Stock. In each case, ownership thresholds for the Investor director’s designation rights include common stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants. An Investor’s board designation rights will terminate upon the earlier of (i) such Investor’s Investor Group ceasing to collectively beneficially own at least 10% of the then outstanding Converted Helix Common Stock (including Converted Helix Common Stock issuable pursuant to Jones Act Warrants and Creditor Warrants) and (ii) such Investor delivering written notice irrevocably terminating its designation rights. In the event of a vacancy due to the death, disability, retirement, resignation or removal of an Investor designated director, the applicable Investor shall have the exclusive right to designate an individual to fill such vacancy.

•
Corporate Opportunities Waiver. Subject to limited exceptions, the combined company will, to the fullest extent permitted by law, agree that specified Identified Persons, defined as the Securityholders, the Investor Directors, any member of an Investor Group and any of the foregoing persons’ respective affiliates, and any of the respective managers, directors, principals, officers, employees and other representatives of each such person or their respective affiliates, may, and shall have no duty not to, (i) invest in, carry on and conduct any business, whether or not competitive with the combined company, (ii) do business with any client, customer, vendor or lessor of the combined company, and/or (iii) make investments in any kind of property in which the combined company may make investments. The combined company renounces any interest or expectancy to participate in any such business opportunity and will indemnify each Identified Person against any related claim; provided that each Identified Person who is a director shall have the duty to communicate to the combined company any opportunity expressly first presented to such director in his or her capacity as a director.

•
Information Rights. Following the closing date and for so long as an Investor is entitled to designate an Investor director, the combined company will provide such Investor with operating and capital expenditure budgets, periodic information packages and such other reports and information as may be reasonably requested by such Investor.

•
Standstill Restrictions. During the period from and after the closing date until the applicable Expiration Date which generally means the earliest of the combined company’s 2028 annual meeting, the applicable Investor Group falling below the 10% ownership threshold referenced above, a third party entering into an extraordinary transaction agreement with the combined company, the combined company waiving equivalent restrictions for another person, or (following the 2027 annual meeting) the applicable Investor irrevocably waiving its board designation rights, and subject to certain exceptions, each Investor and its controlled affiliates (“Standstill Restricted Group”) will be subject to certain restrictions relating to (i) the acquisition of additional shares of Converted Helix Common Stock (including Converted Helix Common Stock issuable pursuant to Jones Act Warrants and Creditor Warrants) that would result in beneficial ownership exceeding 30% of such shares, (ii) entering into commitments regarding an extraordinary transaction, (iii) initiating or supporting any contested solicitation, proxy contest, tender offer or exchange offer not approved by the board, (iv) forming or joining any “group” within the meaning of Section 13(d)(3) of the Exchange Act, (v) seeking to call a special meeting of stockholders and (vi) publicly proposing any extraordinary transaction.
•
Without the prior written approval of a majority of non-Investor directors, no securityholder in a Standstill Restricted Group shall transfer Subject Securities to any person identified as a Prohibited Transferee in the Securityholders Agreement or to any person or group that would beneficially own 5% or more of the outstanding common stock. Subject Securities are defined as (a) Common Stock (i) beneficially owned or owned of record on the closing date, (ii) issued as consideration pursuant to the first merger (including any shares of Common Stock issued in respect of Creditor Warrants or Jones Act Warrants in connection with the first merger), or (iii) issued or issuable upon exercise of stock options or warrants outstanding as of immediately following the closing in respect of stock options or warrants of Hornbeck outstanding immediately prior to the closing; (b) Jones Act Warrants (solely to the extent issued or issuable in respect of warrants to purchase Hornbeck common stock outstanding as of immediately prior to the closing) or Creditor Warrants; and (c) any shares of Converted Helix Common Stock issued or issuable upon exercise of Jones Act Warrants or Creditor Warrants referred to in clause (b).

•
The foregoing transfer restrictions do not apply to (i) transfers solely to a Permitted Transferee (which includes any direct or indirect equityholder of a Securityholder who receives shares as a result of a distribution or any member of the same Investor Group as the transferor, in each case that agrees to be bound by the terms of the Securityholders Agreement), (ii) transfers effected through an underwritten offering or other coordinated offering pursuant to a registration statement filed under the Securities Act, or (iii) transfers effected through open market transactions, block trades or sales conducted through a dealer, market maker or broker, provided in the case of each of (ii) and (iii) where the applicable securityholders instruct the managing underwriter(s) or distribution agent(s) to use reasonable best efforts to exclude Prohibited Transferees as potential purchasers.

•
Covenant Not to Amend Organizational Documents. From and after the closing date until the Board Designation Expiration Date for each Investor, the combined company agrees to not amend, or propose to amend, the organizational documents in any manner that is inconsistent with or would nullify or supersede any of the terms of the Securityholders Agreement or would prevent any party from complying with its obligations thereunder, unless such proposed amendment is approved by the applicable Investor.

•
Confidentiality. For a period of one year following the date on which no Investor director appointed by the applicable Investor remains on the board, each such Investor and its designated director shall maintain the confidentiality of any confidential and proprietary information of the combined company using the same standard of care, but in no event less than reasonable care, as it applies to its own confidential information.

Registration Rights Agreement
On April 22, 2026, Helix entered into the Registration Rights Agreement with certain Hornbeck securityholders in the form included in this proxy statement/prospectus as Annex G, to be effective at the effective time of the first merger, which provides that:
•
As soon as practicable after the closing date, but in any event within five business days of the later of (x) the closing date and (y) the date on which the combined company has filed with the SEC the required historical and pro forma financial statements related to the mergers, the combined company shall use reasonable best efforts to file with the SEC a shelf registration statement on Form S-3 (which the combined company will use its reasonable best efforts to cause to be an automatic shelf registration statement) (the “Initial Shelf Registration Statement”) covering the public resale of all Registrable Securities on a delayed or continuous basis;

•
While a shelf registration statement remains effective, any one or more holders may request to sell all or any portion of their Registrable Securities in an underwritten offering (each a “Shelf Offering”); provided that the combined company shall not be obligated to effect any Shelf Offering unless the initiating holders reasonably expect gross proceeds of at least $50,000,000 and, provided further, that the combined company shall have no obligation to effect a Shelf Offering prior to the Lock-Up Release Date;
•
From and after the Lock-Up Release Date, any one or more 5% holders may request engagement in an underwritten block trade or other coordinated registered offering (other than an “at the market” offering), in each case, reasonably expected to result in aggregate gross proceeds to such holder(s) of at least $25,000,000, and the combined company shall use its reasonable best efforts to facilitate such offering;

•
If the combined company proposes to file for an underwritten offering of its own account or for the account of other stockholders with registration rights (a “Piggyback Underwritten Offering”), the combined company shall give written notice to all holders of Registrable Securities as soon as practicable but not less than five business days before the anticipated filing date of the applicable underwritten offering filing, offering to all holders the opportunity to include their Registrable Securities, subject to customary cutback priority provisions;

•
Each 5% holder agrees that in connection with any underwritten public offering (other than in connection with an underwritten block trade or other coordinated registered offering or Piggyback Underwritten Offering as described above), upon request from the managing underwriter(s), such holder shall not offer, sell, pledge or otherwise dispose of any Registrable Securities, enter into any hedging transaction that transfers in whole or in part the economic consequences or ownership of any Registrable Securities, or publicly disclose the intention to enter into any such transactions during such period as is reasonably requested by the managing underwriter(s), which period shall not exceed three days prior to and 90 days after the pricing of such offering;

•
During the Lock-Up Period (a period of 180 days from the closing date), each holder shall not transfer any Lock-Up Securities without the prior written consent of the combined company; provided, however, that certain transfers are permitted, including bona fide gifts, transfers to family members or estate-planning entities, transfers to certain affiliates, transfers pursuant to a liquidation or similar transaction involving the combined company, de minimis transfers not exceeding 3,100 shares, transfers to the combined company in connection with repurchase upon termination of employment, and transfers to satisfy tax withholding obligations. The combined company may terminate the Lock-Up Period at any time prior to the Scheduled Lock-Up Release Date, provided that any such early termination shall apply to all, but not less than all, holders.

Lock-Up Agreement
On April 22, 2026, in connection with the entry into merger agreement, Helix entered into a lock-up agreement with the directors and officers and certain other securityholders of Hornbeck, to be effective at the effective time of the first merger, pursuant to which the Hornbeck securityholders party thereto agreed to be bound by restrictions on transfer of with respect to Lock-Up Securities (as defined in the Registration Rights Agreement) on substantially the same terms as the lock-up restrictions contained in the Registration Rights Agreement. A copy of the lock-up agreement is filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
Securityholders Agreement Termination and Lock-Up Agreement
On April 22, 2026, in connection with the entry into merger agreement, Hornbeck and certain of its securityholders holding over 90% of the Fully Diluted Securities (as defined in the existing Securityholders Agreement) entered into the Securityholders Agreement Termination and Lock-Up Agreement, dated as of April 22, 2026. Pursuant to the Securityholders Agreement Termination and Lock-Up Agreement , effective as of immediately prior to the effective time, and conditioned upon the consummation of the transactions contemplated by the merger agreement, the existing securityholders agreement among Hornbeck and its securityholders will be terminated in its entirety and shall be of no further force or effect. In addition, from the date of such agreement until the earlier of (a) December 31, 2026, (b) the termination of the merger agreement in accordance with its terms, (c) the termination of such agreement in accordance with its terms and (d) the effective time of the first merger, each securityholder party thereto has agreed not to transfer any Hornbeck securities beneficially owned or owned of record by such securityholder without the prior written consent of Hornbeck, subject to limited exceptions for transfers to affiliates (provided the transferee agrees to be bound by the terms of the Securityholders Agreement Termination and Lock-Up Agreement) and de minimis transfers of up to 300 shares of Hornbeck common stock. Each securityholder party thereto also agreed to waive any dissenters’ rights or rights of appraisal with respect to the merger agreement and the transactions contemplated thereby, including the mergers.

Fourth A&R License Agreement
On April 23, 2026, Hornbeck and HFR executed the Fourth A&R License Agreement, which will become effective only upon closing of the mergers. The Fourth A&R License Agreement eliminates the quarterly payments of $250,000 ($1.0 million annually) for use of the Hornbeck Brands, and the Performance Fee under the Third A&R License Agreement in exchange for a single one-time payment of $17.4 million paid to HFR plus any amounts earned under the Third A&R License Agreement that remain due and payable through the closing of the mergers. Pursuant to the Fourth A&R License Agreement, the combined company will have an exclusive license to use the various Hornbeck Brands in connection with the existing Hornbeck business and the recently-merged Helix business. The Fourth A&R License Agreement will continue until the later of the seventh (7th) anniversary of the closing of the mergers and the second (2nd) anniversary of the date that Todd M. Hornbeck is no longer Hornbeck’s Chief Executive Officer and President (other than for Todd M. Hornbeck’s resignation as President while he remains Chief Executive Officer). For additional details and risks associated with the Fourth A&R License Agreement, see “Risk Factors—We do not own the Hornbeck Brands, but may use the Hornbeck Brands pursuant to the terms of a license granted by HFR, and our business may be materially harmed if we breach our license agreement or it is terminated.”

EXECUTIVE COMPENSATION OF THE COMBINED COMPANY
At the effective time, the following individuals will be appointed to the following positions of the combined company:
•	Todd M. Hornbeck, President and Chief Executive Officer;
•	Robert P. Adams, Executive Vice President and Chief Financial Officer;
•	Samuel A. Giberga, Executive Vice President, General Counsel and Corporate Secretary;
•	Scotty Sparks, Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention; and
•	Ben Todd, Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty.
The other executive officers of the combined company will be chosen by Mr. Hornbeck in consultation with a representative of each of the Helix Board and Hornbeck Board on a merit basis, without consideration of whether the persons selected serve as officers or employees of Hornbeck or Helix prior to the effective time. In addition, William L. Transier, the Chairperson of the Helix Delaware Board as of immediately prior to the effective time, will serve as Chairperson of the combined company board.
This section sets forth historical compensation information for the executive officers and directors of the combined company in their capacities as employees and directors of Hornbeck and Helix, as applicable. For historical compensation information for Mr. Sparks in his capacity as an executive officer of Helix, please see the “Executive Compensation” section of the Definitive Proxy Statement on Schedule 14A, filed by Helix on April 1, 2026, which is incorporated by reference into this proxy statement/ prospectus. For Hornbeck, Mr. Adams is not currently an executive officer, so his compensation reported herein reflects compensation received in the capacity as a non-executive officer, and Mr. Todd did not earn any compensation prior to 2026, so no compensation is reported herein for him.
Other than as set forth below for Mr. Hornbeck, determinations with respect to executive officer or director compensation after the closing of the mergers have not yet been made. Any compensation to be paid to the combined company’s executive officers will be determined by the combined company board upon the recommendation of a compensation committee comprised solely of independent directors. The merger agreement includes a non-binding term sheet for an employment agreement with Mr. Hornbeck that contains the following key terms:
1.	Term. A five-year initial term with automatic one-year renewals unless non-renewal notice is provided within 90 days prior to a renewal date.
2.
Compensation. An annualized base salary of $875,000; a target annual bonus opportunity equal to 140% of base salary (with a threshold payout of 50% and a maximum payout of 200% of target); a target long-term incentive opportunity of $4,400,000; and an automobile benefit whereby the combined company will provide an automobile and pay for insurance, maintenance and fuel.

3.
Transaction Equity Awards. A pre-closing RSU grant with a grant date value of $6,600,000, vesting annually over three years subject to continued employment; and a closing grant of 1,000,000 PSUs (with an opportunity to earn up to 1,500,000 shares), vesting in two tranches based on (1) the achievement of $75 million in annualized gross synergies on a run-rate basis by year-end 2029 and (2) the combined company’s stock price, with a target of $14 per share and a maximum of $20 per share, in each case measured over a performance period ending December 31, 2029. Vested PSUs will be settled in restricted shares that time-vest on December 31, 2029; if Mr. Hornbeck resigns without “good reason” or his employment is terminated for “cause” prior to that date, the combined company will clawback the net after-tax shares. The RSUs and PSUs will generally be subject to acceleration of vesting if (a) Mr. Hornbeck’s employment is terminated without “cause,” due to his death or disability or as a result of his resignation for “good reason,” (b) subject to certain conditions, Mr. Hornbeck is not elected as board chairman of the combined company at the second annual meeting, or (c) a change in control of the combined company occurs.

4.
Severance. Upon a qualifying termination without “cause,” for “good reason” or due to non-renewal, Mr. Hornbeck will be entitled to 2.5x the sum of his base salary and target bonus, a pro-rata bonus, 30 months of COBRA premiums (employer portion only) and full acceleration of time-vesting of his equity awards (and also up to 30 months of continuation of the automobile benefit if the termination occurs within two years after a change in control, or if terminated without “cause” within six months before a change in control). Upon death or disability, Mr. Hornbeck (or his estate) will be entitled to a pro-rata bonus, up to 12 months of COBRA reimbursements and, in the case of disability only, six months of base salary.
5.
Restrictive Covenants. Perpetual confidentiality; assignment of inventions; a non-competition covenant and a non-solicitation covenant during the employment term and for two years following termination; and mutual perpetual non-disparagement.

The employment agreement remains subject to the approval of the combined company board.
Hornbeck Compensation Discussion and Analysis
The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that were paid, awarded to or earned by Messrs. Hornbeck, Adams and Giberga (the “Hornbeck NEOs”) for the fiscal year ended December 31, 2025 (“Fiscal 2025”), during which they served in the following roles:
•	Todd M. Hornbeck, Chairman of the Board, President and Chief Executive Officer;
•	Robert P. Adams, Senior Vice President, Finance; and
•	Samuel A. Giberga, Executive Vice President, General Counsel and Corporate Secretary.
Hornbeck Compensation Philosophy and Objectives
Historically, Hornbeck’s executive compensation programs have been established to reflect Hornbeck’s entrepreneurial and innovative culture and philosophy. Executives, including the Hornbeck NEOs, are (i) hired to devise and execute strategies that create long-term stockholder value consistent with Hornbeck’s mission statement and core values and (ii) appropriately rewarded for doing so.
The objectives of Hornbeck’s executive compensation programs are to (i) attract and retain executives who possess abilities essential to Hornbeck’s long-term competitiveness and success, (ii) support a performance-oriented environment and (iii) create a culture of ownership, allowing executives to share meaningfully with stockholders in the long-term enhancement of stockholder value. Hornbeck’s compensation program for executive officers rewards the following attributes:
•
Financial Performance. Hornbeck rewards decision-making that is designed to achieve operating results that increase stockholder value over the long-term and that compare favorably to the operating results of Hornbeck’s peers.

•
Excellence. Hornbeck expects its executive officers to discharge their duties with excellence, professionalism and a high level of enthusiasm, integrity, diligence, analytical rigor, business acumen and attention to detail.

•	Leadership. Executives of Hornbeck are expected to demonstrate leadership consistent with Hornbeck’s core values.
•	Teamwork. Executives are evaluated as members of a team, not merely as individuals.
•
Forward-Looking Focus. Hornbeck believes executives need to focus not only on Hornbeck’s short-term performance, but also on Hornbeck’s long-term future. Accordingly, Hornbeck compensates its executives in a manner that incentivizes them to manage Hornbeck’s business in a way that enables Hornbeck to meet its long-range objectives, as well as its short-term goals.

•
Loyalty. Hornbeck promotes a culture of ownership throughout Hornbeck and rewards employees, including the Hornbeck NEOs, who remain dedicated to Hornbeck over the long-term with equity ownership opportunities, as well as other forms of long-term and incentive compensation.

•	Prudent Operating Practices. Hornbeck expects executive decision-making that promotes safe, effective, compliant and prudent work practices.
In addition to the factors above, Hornbeck considers other factors in establishing compensation, such as Hornbeck’s financial condition and available resources and the competition for the services of Hornbeck’s executives, each as of the time of the applicable compensation decision. Hornbeck considers the competitive market for corresponding positions within comparable geographic areas and companies of similar size, strategic complexity and stage of development operating in Hornbeck’s industry or in other industries that are relevant to Hornbeck.

Hornbeck Compensation Committee Procedures
The Hornbeck compensation committee considers Hornbeck information, historical compensation information about each executive officer and data derived from market sources, including data regarding peer companies and current industry conditions, as points of reference for the appropriate mix of compensation elements.
The Role of the Compensation Committee. Hornbeck’s compensation committee is comprised solely of directors who (i) meet the independence requirements of Section 303A of the NYSE Listed Company Manual, the provisions of Section 952 of the Dodd-Frank Act and any rules or regulations promulgated thereunder and (ii) qualify as “Non-Employee Directors” under Rule 16b-3 of the Exchange Act.
The compensation committee is responsible for (i) establishing and administering an overall compensation program for Hornbeck’s executive officers and approving all compensation for Hornbeck’s executive officers, (ii) establishing and administering Hornbeck’s policies governing annual cash compensation and equity incentive awards for employees other than Hornbeck’s executive officers and (iii) ensuring that the administration of Hornbeck’s incentive compensation and certain employee benefit plans is delegated appropriately in accordance with the applicable governing documents. The compensation committee meets multiple times each year to analyze and discuss Hornbeck’s compensation plans, proposals and other compensation-related issues. From time to time, it also engages in informal sessions with and without executive management. These sessions usually coincide with Hornbeck’s annual budget process. At the regular meeting of the compensation committee in the first quarter of each year, the compensation committee determines and approves the award, if any, of prior year cash incentive compensation. In addition, typically during the fourth quarter, the compensation committee determines the following year’s annual compensation for Hornbeck’s executive officers, including the establishment of base salaries, determination of any potential cash incentive compensation targets and participation levels of each Hornbeck NEO and approval of long-term incentive awards under Hornbeck’s 2020 Management Incentive Plan. The compensation awards approved by the committee are part of the annual budget approved by the Hornbeck Board, which is typically approved at the same time. When appropriate, the compensation committee recommends compensation or benefit policies or plans (or amendments to existing policies or plans) and amendments to employment agreements with Hornbeck’s executive officers to the full Hornbeck Board. The Chief Executive Officer reviews the performance of the other executive officers and recommends to the compensation committee the base salary, cash incentive compensation, equity incentive compensation and other benefits for such executive officers. The compensation committee considers the Chief Executive Officer’s recommendations when establishing the base salary, cash incentive compensation, equity incentive compensation and other benefits for the other executive officers.
Compensation Consultant. The compensation committee engaged Frederic W. Cook & Co., Inc. (“FW Cook”) to review and make recommendations concerning compensation for Fiscal 2025. As part of their review, FW Cook provided advice on the compensation strategy and program design, compared Hornbeck’s compensation programs with those of other companies and reviewed and recommended an updated peer group. The combined company’s compensation committee may choose to retain outside compensation consultants to review compensation issues again in the future.
Benchmarks. Hornbeck competes with other companies for executive talent. In doing so, Hornbeck considers prevailing executive compensation trends in order to establish whether Hornbeck’s compensation is appropriate, competitive and in-line with Hornbeck’s overall executive compensation philosophy and objectives. The compensation committee considers competitive market data, including compensation levels and other information derived from: (i) public filings of publicly traded energy service companies identified by compensation consultants, other advisors or the compensation committee as having sufficiently similar operating characteristics with Hornbeck so as to provide a source of meaningful comparison, or Hornbeck’s Industry Peer Group; (ii) public filings of publicly traded marine service companies that are Hornbeck’s direct competitors; and (iii) published survey information for the energy industry, as well as the broader commercial industry, when appropriate. Hornbeck’s competitive market is not comprised strictly of vessel owners, because the competition Hornbeck faces for certain executive talent is not limited to marine companies, and Hornbeck believes that the number of such companies represents too small of a sample size for a reasonable comparison. Generally, the compensation committee considers how the compensation of Hornbeck’s executives compares with the individual elements of, as well as the total direct compensation of, the named executive officers of the groups described above.

At the compensation committee’s request, FW Cook identified and selected a peer group that was representative of the competitive compensation landscape and the marketplace for executive talent. The Industry Peer Group was used to benchmark executive compensation for Fiscal 2025. The companies that are included in Hornbeck’s public company Industry Peer Group consist of the following:
Industry Peer Group Used to Benchmark 2025 Executive Compensation

Bristow Group Inc. (VTOL)
Cactus, Inc. (WHD)
Diamond Offshore Drilling, Inc. (DO)
Dril-Quip, Inc. (DRQ)
Great Lakes Dredge & Dock Corporation (GLDD)
Helix Energy Solutions Group, Inc. (HLX)
Kirby Corporation (KEX)
Newpark Resources, Inc. (NR)
Oceaneering International, Inc. (OII)
SEACOR Marine Holdings Inc. (SMHI)
TETRA Technologies, Inc. (TTI)
Tidewater Inc. (TDW)
Valaris Limited (VAL)
Role of Executive Management in the Compensation Process. The compensation committee works with executive management with respect to the practical aspects of the design and execution of Hornbeck’s executive compensation programs. Because Hornbeck’s executive officers’ cash compensation is derived, in part, from Hornbeck’s annual operating performance, the annual budget process is a key component of the process by which compensation is determined. The Chief Executive Officer and other members of management also evaluate comparative data of the Industry Peer Group and the broader commercial industry in order to compare proposed compensation against those offered by such peer companies and provide such information to the compensation committee. Following proposals made by executive management, including the Chief Executive Officer’s recommendations regarding the other NEOs, the compensation committee engages in one or more discussion sessions, with and without executive management, in order to make a final determination of compensation for the Hornbeck NEOs.
Incentive Cash Compensation Metrics. Hornbeck’s performance measures for incentive cash compensation generally consist of Adjusted EBITDA, relative safety performance and a discretionary component tied to Hornbeck’s achievement of certain strategic objectives set by management and the Hornbeck Board. Adjusted EBITDA has historically been Hornbeck’s most heavily weighted objective component because of the prominence that Adjusted EBITDA has in several facets of Hornbeck’s operations. For instance, Hornbeck discloses and discusses Adjusted EBITDA as a non-GAAP financial measure in Hornbeck’s quarterly reports and conference calls with Hornbeck’s financial constituents. Additionally, Adjusted EBITDA is used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) when evaluating potential acquisition targets, whereby management compares Hornbeck’s Adjusted EBITDA to that of the potential acquisition target; and (iii) to assess Hornbeck’s ability to service existing fixed charges and incur additional indebtedness. The compensation committee may make certain adjustments to Adjusted EBITDA, including adjustments for gains or losses on early extinguishment of debt, asset sales, acquisitions, conversions or other investments funded by debt or new capital, growth resulting from investments funded with unreturned capital and other non-cash or non-recurring items, in years in which they have relevance to Hornbeck’s compensation analysis and/or are unpredictable for budgeting purposes. In setting the Adjusted EBITDA target used as a component of Hornbeck’s cash incentive compensation, the compensation committee historically set the Adjusted EBITDA target based on expected performance for the year considering industry conditions, competitor performance and expectations of the Hornbeck Board. This approach historically resulted in Adjusted EBITDA targets that were designed to incentivize management to perform at demanding levels. Hornbeck has not historically changed the Adjusted EBITDA target for cash incentive compensation for a given year, other than, on occasion, to adjust for significant acquisitions, dispositions or financings that had occurred after, and were unanticipated at the time when, the Adjusted EBITDA target was originally set.
The safety component is evaluated by comparing the total recordable incident rate (also known as “TRIR”) with various industry benchmarks and Hornbeck’s own prior safety performance. When selecting service providers, Hornbeck knows that Hornbeck’s customers make decisions based on the safety performance of the provider.

Therefore, Hornbeck believes that by using a safety component in Hornbeck’s objective performance measures, Hornbeck will not only reinforce the culture of safety within Hornbeck’s Company, which benefits Hornbeck’s employees, but also should optimize revenue and improve Hornbeck’s long-term performance sustainability.
Hornbeck believes that these metrics incentivize management to strive for operating results that increase stockholder value, while reaffirming Hornbeck’s commitment to operating Hornbeck’s business at the highest levels of safety and with the utmost care and protection of the environment.
Hornbeck Elements of Compensation
Hornbeck’s current executive compensation program, which was set by Hornbeck’s compensation committee, consists of the following components:
•	base salary;
•	annual cash incentive awards linked to Hornbeck’s overall performance;
•	periodic grants of long-term equity-based compensation, such as time- or performance-based restricted stock units or options, or long-term cash incentive compensation;
•	other executive benefits and perquisites; and
•	employment agreements with certain Hornbeck NEOs, which contain termination and change of control benefits.
Hornbeck combines these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of Hornbeck’s executive officers and other senior personnel with those of Hornbeck’s stockholders.
Pay Mix
The various components of Hornbeck’s executive compensation program are related (but distinct) and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving Hornbeck’s long-term and short-term financial and strategic goals. Hornbeck’s compensation philosophy is designed to foster entrepreneurship at all levels of the organization and is focused on employee value and retention by making long-term, equity-based incentive opportunities a substantial component of Hornbeck’s executive compensation. The appropriate level for each compensation component is based in part, but not exclusively, on internal equity and consistency, experience and responsibilities, as well as other relevant considerations, such as rewarding extraordinary performance and leadership qualities. When allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation, Hornbeck has focused on structuring overall compensation packages that serve the goals described above.
Base Salary
Hornbeck pays a base salary to each Hornbeck NEO in order to compensate them for their day-to-day services rendered to us over the course of each year. Each of Messrs. Hornbeck’s and Giberga’s base salary was contractually established pursuant to his Amended and Restated Employment Agreement, dated September 4, 2020 (each, an “EA”). Hornbeck’s compensation committee reviews base salaries annually, and Messrs. Hornbeck’s and Giberga’s base salaries may be increased, but not decreased (given the terms of such Hornbeck NEO’s EA), from the contracted amount. In performing its annual review, the compensation committee considers the scope of the Hornbeck NEO’s job responsibilities, the Hornbeck NEO’s unique skill sets and experience and individual contributions, market conditions, the Hornbeck NEO’s current compensation as compared to that provided by peer and competitor companies, including the Industry Peer Group, and Hornbeck’s annual financial budget. In addition, the compensation committee considers the overall performance of Hornbeck and the recommendations of the Chief Executive Officer concerning the compensation of the Hornbeck NEOs other than himself. The base salaries paid to the Hornbeck NEOs in Fiscal 2025 are set forth in the Summary Compensation Table below.
Hornbeck Bonus
Hornbeck utilizes non-equity incentive compensation, also referred to herein as “cash incentive compensation,” in order to reward the achievement of specific results each year and the relative out-performance of Hornbeck’s peers for the applicable measurement period. Each of Messrs. Hornbeck’s and Giberga’s EA provides for the payment of cash incentive compensation to the extent earned based on performance, as measured against reasonably obtainable objective performance criteria determined by the compensation committee, after consultation with the Chief Executive Officer, no later than 90 days following the commencement of the applicable fiscal year. Each of Messrs. Hornbeck’s and Giberga’s EA also provides for a target cash incentive compensation opportunity for each fiscal year equal to 100% of the Hornbeck NEO’s annualized base salary for the fiscal year (the “Target Bonus”). Each of Messrs. Hornbeck’s and Giberga’s actual cash incentive compensation for the relevant fiscal year will equal a percentage of the Target Bonus, determined as follows:
•	50% of the Target Bonus, if threshold levels of performance for that fiscal year are achieved;
•	100% of the Target Bonus, if target levels of performance for that fiscal year are achieved;
•	200% of the Target Bonus, if maximum levels of performance for that fiscal year are achieved; and
•
A percentage of the Target Bonus determined in accordance with the plan established by the compensation committee , if achieved performance for the fiscal year is in between threshold, target and maximum levels of performance.

In Fiscal 2025, Hornbeck’s compensation program called for the award of cash incentive compensation based on relative achievement of three components: (i) Adjusted EBITDA (weighted 70%), (ii) TRIR (weighted 10%), and (iii) Strategic Plan (weighted 20%). The Strategic Plan component is based upon the Hornbeck Board’s year-end assessment of various qualitative and quantitative factors that it deems relevant, in its discretion, after considering management’s recommendation to determine progress made by Hornbeck toward achieving objectives set forth in Hornbeck’s Strategic Plan. The Strategic Component was weighted heavier in Fiscal 2025 than prior years in an effort to motivate management to focus even more on strategic milestones in instances where short-term financial metrics alone may not adequately capture the full scope of the Hornbeck NEO contribution to the creation of long-term shareholder value. The compensation committee annually revisits whether to change the vesting criteria or otherwise adjust the weighting of the Adjusted EBITDA, TRIR, and discretionary Strategic Plan components. Hornbeck refers to each of the Adjusted EBITDA, TRIR and discretionary Strategic Plan component weighting percentages herein as an “Applicable Percentage.”
The TRIR target uses annual industry safety benchmarks of the International Association of Drilling Contractors (“IADC”), ISOA and IMCA. Previously, Hornbeck included the safety benchmark of OMSA; however, OMSA has discontinued publicizing its benchmark, so Hornbeck no longer use OMSA as one of Hornbeck’s safety benchmarks. Because Hornbeck has usually outperformed these industry safety benchmarks and in an effort to place an even greater emphasis on the preservation of Hornbeck’s executive team’s focus on efficient, safe and environmentally sound operations, the maximum safety level is set at 10% better than the average of the three-best annual TRIRs achieved by Hornbeck in the most recent ten years. This results in a more difficult standard of TRIR necessary to achieve the maximum potential vesting for that factor.
The following table sets forth, for Fiscal 2025, the threshold, target and maximum goals for each of the non-discretionary components and their Applicable Percentages. Achievement of a performance level in between “threshold” and “target” levels or “target” and “maximum” levels, as applicable, results in a payout of cash incentive compensation equal to (i) a percentage of base salary determined using straight-line interpolation, multiplied by (ii) the Applicable Percentage. The cash incentive payout for Fiscal 2025 was 200%.

Component	Applicable Percentage	Threshold Goal (Payout of 50% of Base Salary)	Threshold Payout Attributable to Component	Target Goal (Payout of 100% of Base Salary)	Target Payout Attributable to Component	Maximum Goal (Payout of 200% of Base Salary)	Maximum Payout Attributable to Component
Adjusted EBITDA	70%	50% of the Adjusted EBITDA Target	35% of Base Salary	100% of the Adjusted EBITDA Target	70% of Base Salary	200% of the Adjusted EBITDA Target	140% of Base Salary
TRIR	10%	TRIR less than the lowest average of all three annual safety benchmarks for any year falling within the most recent three years compiled by IADC, ISOA and IMCA	5% of Base Salary	TRIR less than the lowest of any one of the three annual safety benchmarks for any year falling within the most recent three years compiled by IADC, ISOA and IMCA.	10% of Base Salary	TRIR at least 10% less than Hornbeck’s three best annual TRIRs achieved in the last ten years	20% of Base Salary

Mr. Adams’s annual bonus was subject to the same Adjusted EBITDA goal as applicable to the annual bonuses for Messrs. Hornbeck and Giberga described above, though the maximum payout level for Mr. Adams was 150%. Mr. Adams was eligible for quarterly bonuses based on the achievement of his personal performance goals and Hornbeck’s achievement of safety performance goals.
The cash incentive compensation payout for the Hornbeck NEOs for Fiscal 2025 is set forth in the Summary Compensation Table below.
In extraordinary circumstances, the compensation committee can award event-driven or accomplishment- specific bonuses to the Hornbeck NEOs, which would be independent of the cash incentive compensation derived under the formulaic approach.
Hornbeck Long-Term Equity-Based Compensation
Hornbeck believes that the interests of Hornbeck’s stockholders are best served when a meaningful portion of executive and management compensation is tied to equity ownership. On September 4, 2020, Hornbeck adopted the 2020 Management Incentive Plan. Under the 2020 Management Incentive Plan, the compensation committee is authorized to grant stock options, stock appreciation rights, time-vesting restricted stock units (“RSUs”), performance-vesting restricted stock units (“PSUs”) and other equity-based awards. Hornbeck has historically used a combination of stock options, RSUs and PSUs as a means to incentivize long-term employment and performance and to align individual compensation with the objective of building stockholder value. Hornbeck uses equity incentive compensation, with vesting based on time, performance or both, as a means of encouraging a “culture of ownership” among employees, including the Hornbeck NEOs. The compensation committee believes that by using equity-based forms of incentive compensation, the interests of Hornbeck’s stockholders and Hornbeck’s management employees remain aligned over the long-term. The compensation committee exercises discretion in determining the number and type of equity awards to be granted to Hornbeck’s executive officers, including the Hornbeck NEOs, as long-term incentive compensation. In exercising its discretion, the compensation committee considers a number of factors, including individual responsibilities, industry conditions, competitive market data and individual and Company performance. Subject to the express provisions of the 2020 Management Incentive Plan and direction from the Hornbeck Board, the compensation committee is authorized, among other things, (i) to select the executive officers to whom equity awards will be granted; (ii) to determine the type, size, terms and conditions of equity awards to executive officers, including vesting provisions and whether such equity awards will be time or performance-based; and (iii) to establish the terms for treatment of equity awards upon an executive officer’s termination of employment.
On April 1, 2025, Hornbeck granted RSUs and non-qualified stock options (“NQSOs”) to each of Messrs. Hornbeck and Giberga. Hornbeck did not grant any PSUs to any Hornbeck NEO in 2025. The RSUs and NQSOs will vest and become settleable in three equal tranches on February 15th of each of 2026, 2027 and 2028, subject to the Hornbeck NEO’s continued service through the applicable vesting date (except in the case of an Hornbeck NEO’s qualifying termination (i.e., a termination without “cause” or for “good reason” (each, as defined in the 2020 Management Incentive Plan)) occurring prior to the end of the vesting period, in which case the Hornbeck NEO will be entitled to vest in the next tranche of his RSUs or NQSOs). Notwithstanding the foregoing, all of a Hornbeck NEO’s unvested RSUs and NQSOs that are outstanding at the effective time will vest at the effective time in accordance with the merger agreement.
Each RSU granted to Messrs. Hornbeck and Giberga is credited with dividends paid in respect of one share of Hornbeck’s common stock (“Dividend Equivalents”). Dividend Equivalents credited to such Hornbeck NEO’s respective account and attributable to any particular RSU (and earnings thereon, if applicable) will be distributed to such Hornbeck NEO upon settlement of such RSU, as applicable, and if such RSU is forfeited, such Hornbeck NEO shall have no right to such Dividend Equivalents. For the avoidance of doubt, any Dividend Equivalents paid in respect of an RSU will be subject to the same vesting conditions as apply to the underlying award. Any payments made pursuant to the Dividend Equivalents will be paid in either cash or, to the extent such rights are paid in shares of Hornbeck’s common stock, shares of Hornbeck’s common stock. NQSOs are not credited with Dividend Equivalents. Mr. Adams did not receive any equity awards in Fiscal 2025.

Hornbeck favors time-based awards, which emphasize the retentive quality of Hornbeck’s equity-based compensation.

Executive	Fiscal 2025 RSUs	Fiscal 2025 NQSOs
Todd M. Hornbeck	17,131	51,393
Robert P. Adams	—	—
Samuel A. Giberga	6,601	19,804

Hornbeck Long-Term Cash Incentive Compensation
In Fiscal 2025, Hornbeck adopted the 2025 Cash Long Term Incentive Plan (the “Cash LTIP”) to further enable Hornbeck to incentivize and reward the Hornbeck NEOs and align the interests of management with Hornbeck and Hornbeck’s shareholders. Under the Cash LTIP, upon certain capital return events, including distributions to Hornbeck’s stockholders from cash flow and certain other approved monetization events, each of Messrs. Hornbeck and Giberga is entitled to receive a cash payment equal to the product of (a) their applicable participation percentage and (b) the aggregate amount of the Cash LTIP pool that is funded based on the amount of returned capital, subject to his continued employment through the date of the capital return event. The amount of the pool is up to maximum of $6 million. The percentage of the pool that each of Messrs. Hornbeck and Giberga is eligible to receive is 40% and 15%, respectively. Hornbeck’s tender offer in December 2025 (the “2025 Tender Offer”) was deemed to be a capital return event under the Cash LTIP and, as a result of the 2025 Tender Offer, Messrs. Hornbeck and Giberga received the payments set forth in the table below under the Cash LTIP in December 2025 (the “2025 Cash LTIP Payments”). Mr. Adams was not eligible to participate in the Cash LTIP but participates in Hornbeck’s Long-Term Incentive Cash Plan (the “Shoreside Cash LTIP”), pursuant to which he has received awards that vest ratably over three years. Mr. Adams was granted an award of $115,200 under the Shoreside Cash LTIP in Fiscal 2025. In addition, Mr. Adams received payments under the Shoreside Cash LTIP in Fiscal 2025 in an aggregate amount of $96,167 in respect of awards granted to him in 2022, 2023 and 2024.

Executive	Cash LTIP Payment
Todd M. Hornbeck	$92,204
Robert P. Adams	$96,167
Samuel A. Giberga	$34,576

Hornbeck Other Executive Benefits and Perquisites
Hornbeck provides the Hornbeck NEOs and Hornbeck’s other employees with certain perquisites and other personal benefits as part of providing a competitive executive compensation program and for employee retention. The following table generally identifies Hornbeck’s benefit plans and identifies those employees who may be eligible to participate. The Hornbeck NEOs participate in the following benefit plans in the same manner that Hornbeck’s employees do, except where noted below:

Benefit Plan	Executive Officers (including Hornbeck NEOs)	Certain Managers	Full-Time Employees
Medical Insurance(1)	X	X	X
Dental Insurance(1)	X	X	X
Vision Insurance(1)	X	X	X
Employee Assistance Plan	X	X	X
Life and Disability Insurance(2)	X	X	X
Flexible Spending Accounts	X	X	X
401(k) Plan	X	X	X

(1)	In Fiscal 2025, each of Messrs. Hornbeck and Giberga had a supplemental medical insurance policy that pays for all of the Hornbeck NEO’s eligible out-of-pocket medical, dental and vision expenses.
(2)
The Hornbeck NEOs, Hornbeck’s Vice Presidents and certain other officers have Hornbeck-paid basic life and accidental death and dismemberment insurance in an amount equal to 1.5 times their base salary, up to $300,000. All other employees have Hornbeck-paid basic life and accidental death and dismemberment insurance in an amount equal to 1.5 times their base salary, up to $100,000. In addition, the Hornbeck

NEOs, Hornbeck’s Vice Presidents and certain other officers are eligible to receive disability benefits as long as they are disabled from performing their own occupation. For all other employees, they are entitled to disability benefits for up to 36 months, if they are disabled from performing their own occupation, and in order to be entitled to disability benefits after 36 months, they must be unable to work in any occupation.
Hornbeck believes it should provide limited perquisites for its executive officers. As a result, Hornbeck has historically provided nominal perquisites. The following table generally illustrates the perquisites Hornbeck does (and does not) provide and identifies those employees who may be eligible to receive them:

Type of Perquisite	Executive Officers (including Hornbeck NEOs)	Certain Managers	Certain Full-Time Employees
Company Vehicle	X	Not offered	X
Vehicle Allowance	Not offered	X	X
Use of Company Aircraft(1)	X	Not offered	Not offered
Supplemental Medical Insurance	X	Not offered	Not offered
Country Club Memberships	Not offered	Not offered	Not offered
Dwellings for Personal Use	Not offered	Not offered	Not offered
Security Services	Not offered	Not offered	Not offered
Supplemental Executive Retirement Program (SERP)	Not offered	Not offered	Not offered
Deferred Compensation Plan Matching Contribution	Not offered(2)	Not offered	Not offered

(1)
Hornbeck’s Corporate Aircraft Use Policy permits the use of Hornbeck’s aircraft for business purposes only, other than with respect to a personal use allowance of up to $50,000 to Mr. Hornbeck. The value of personal use of the aircraft is determined by the incremental cost to Hornbeck for such use, which is calculated based on a contracted hourly rate billed to Hornbeck per hour of operation. Fixed costs that do not change based on usage are not included.

(2)
A Deferred Compensation Plan was adopted by the Hornbeck Board in 2007. However, no matching provision has been authorized under the Deferred Compensation Plan, and, to date, no Hornbeck NEO has availed himself of participation therein.

Hornbeck Employment Agreements and Severance Benefits
Hornbeck believes that a strong, experienced management team is essential to the best interests of Hornbeck and Hornbeck’s shareholders. As noted above, Hornbeck has entered into EAs with Messrs. Hornbeck and Giberga in order to, among other things, minimize employment security concerns, including those arising in the course of negotiating and completing a significant transaction. The EAs provide for severance benefits, which are payable only if Mr. Hornbeck or Mr. Giberga is terminated by Hornbeck without “cause” or by Mr. Hornbeck or Mr. Giberga resigns for “good reason,” in each case, whether or not in connection with a change of control; these benefits are enumerated and quantified in the section captioned “Hornbeck Potential Payments Upon Termination or Change of Control.”
Section 409A Considerations
Another section of the Code, Section 409A, affects the manner in which deferred compensation opportunities are offered to Hornbeck’s employees, because Section 409A requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. Hornbeck intends to operate Hornbeck’s existing compensation arrangements that are covered by Section 409A in accordance with the applicable rules thereunder, and Hornbeck will continue to review and amend Hornbeck’s compensation arrangements where necessary to comply with Section 409A.
Code Section 280G
With respect to certain payments made or benefits provided to executives in connection with a change in control of a corporation that constitute “parachute payments” (as defined in Code Section 280G), Code Section 280G disallows a tax deduction for the payor with respect to, and Code Section 4999 imposes a 20% excise tax on the individual receiving, any such “parachute payments” that constitute “excess parachute payments” (as defined in Code Section 280G). Generally, such payments and benefits are in the nature of compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments and accelerated vesting and payouts in respect of awards under long-term incentive plans, including equity-based compensation. None of the Hornbeck NEOs is entitled to any gross-up with respect to any excise taxes that may be imposed under Code Section 4999, and as noted in the “Hornbeck Narrative Description to the Summary Compensation Table and the Grants of Plan-Based Awards Table for the 2025 Fiscal Year,” each of Messrs. Hornbeck’s and Giberga’s EA provides for a “best-net” cutback.

Hornbeck Post Year-End Actions Affecting Compensation
As discussed above, in March of each year, the compensation committee determines the cash incentive compensation and/or bonuses for the Hornbeck NEOs for services provided during the previous fiscal year. The compensation committee also determines equity incentive compensation awards for the Hornbeck NEOs, taking into account services provided during the previous fiscal year and the intended incentive for long-term employment and performance. All budgeted annual base salaries, equity incentive awards, potential cash incentive awards and performance targets related thereto, which are applicable to the Hornbeck NEOs, are addressed by the Hornbeck Board in its final approval of Hornbeck’s annual budget.
Hornbeck MIP Buybacks
Concurrent with the 2025 Tender Offer, Hornbeck accelerated the vesting of certain stock options, restricted stock units and performance stock units granted to employees and non-employee directors, including the Hornbeck NEOs, under the 2020 Management Incentive Plan and cashed out the shares of common stock underlying such accelerated stock options (net of the exercise price), restricted stock units and performance stock units at a price equal to $75.05 per share. See “Option Exercises and Stock Vested in the 2025 Fiscal Year” below for more information with respect to the Hornbeck NEOs’ equity awards that were accelerated and cashed out in connection with the MIP buyback.
Hornbeck Compensation Risk Assessment
Hornbeck does not believe that any of Hornbeck’s incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on Hornbeck.
Hornbeck Summary Compensation Table
The table below sets forth the annual compensation awarded to or earned by the Hornbeck NEOs for Fiscal 2025 and the fiscal years ended December 31, 2024 (“Fiscal 2024”) and December 31, 2023 (“Fiscal 2023”).

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Todd M. Hornbeck Chairman, President & Chief Executive Officer	2025	750,000	—	1,102,209	1,891,776	1,644,704	94,467	5,483,156
	2024	750,000	200,000	—	—	825,000	93,452	1,868,452
	2023	750,000	100,000	6,054,243	—	885,000	66,242	7,855,485
Robert P. Adams Senior Vice President, Finance(7)	2025	284,501	96,167	—	—	250,376	16,130	647,174
Samuel A. Giberga EVP, General Counsel & Corporate Secretary(8)	2025	400,000	—	424,708	728,985	862,576	56,617	2,472,887
	2024	400,000	200,000	—	—	440,000	51,938	1,091,938
	2023	400,000	100,000	2,522,610	—	472,000	50,518	3,545,128

(1)	The amounts in this column reflect the actual base salaries earned by the Hornbeck NEOs for Fiscal 2025, Fiscal 2024 and Fiscal 2023 (and for Mr. Adams, only Fiscal 2025).
(2)
The amounts in this column reflect (i) for Fiscal 2025, payments that Mr. Adams received pursuant to his awards under the Shoreside Cash LTIP, as described above under the heading “Hornbeck Long-Term Cash Incentive Compensation”, (ii) for Fiscal 2024 a one-time accomplishment-specific bonus awarded to Messrs. Hornbeck and Giberga for the achievement of the direct cost savings related to Hornbeck’s refinancing transaction at the end of 2024 and (iii) for Fiscal 2023 a special one-time bonus awarded to Messrs. Hornbeck and Giberga for the successful resolution of the litigation with Gulf Island Shipyards, LLC, which was a key accomplishment of management in Fiscal 2023 that benefited Hornbeck.

(3)
The amounts in this column reflect the grant date fair values (computed in accordance with FASB ASC Topic 718) of the RSU awards granted to Messrs. Hornbeck and Giberga in Fiscal 2025 and the RSU and PSU awards granted to Messrs. Hornbeck and Giberga in Fiscal 2023. See Note 13 to Hornbeck’s Financial Statements included elsewhere in this proxy statement/prospectus for the assumptions used in calculating the grant date fair values. For the RSUs, the amounts reported in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. For the PSUs, the amounts reported in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718, and assumes that the maximum number of the PSUs vest and participate in distributions.

(4)
The amounts in this column reflect the grant date fair values (computed in accordance with FASB ASC Topic 718) of the NQSO awards granted to Messrs. Hornbeck and Giberga in Fiscal 2025. See Note 13 to Hornbeck’s Financial Statements included elsewhere in this proxy statement/prospectus for the assumptions used in calculating the grant date fair values.

(5)
The amounts in this column reflect (a) for Fiscal 2025, annual bonuses for each Hornbeck NEO, the December Cash LTIP Payments paid to Messrs. Hornbeck and Giberga, and quarterly bonuses paid to Mr. Adams, in each case, as described above under the headings “Hornbeck Bonuses” and “Hornbeck Long-Term Cash Incentive Compensation” and (b) for Fiscal 2024 and Fiscal 2023, bonuses paid to Messrs. Hornbeck and Giberga for Fiscal 2024 and Fiscal 2023 performance, pursuant to the terms of the annual cash incentive compensation opportunities set forth in their respective EAs and Hornbeck’s cash incentive compensation program in effect for Fiscal 2024 and Fiscal 2023, respectively.

(6)
The amounts in this column reflect the following amounts paid to the Hornbeck NEOs for Fiscal 2025: (i) employer-paid automobile lease, insurance, and fuel and repair expenses, which total $22,012 and $20,087 for each of Messrs. Hornbeck and Giberga, respectively, (ii) employer-paid term life insurance policy expenses for each Hornbeck NEO, (iii) employer-paid supplemental health insurance policy expenses in the amount $20,400 for each of Messrs. Hornbeck and Giberga, (iv) 401(k) matching contributions, which total $15,750 for each Hornbeck NEO and (v) use of Hornbeck’s aircraft for Mr. Hornbeck of $35,925. For the aircraft use, the value shown is the incremental cost to Hornbeck for such use, which is calculated based on a contracted hourly rate billed to Hornbeck per hour of operation. Fixed costs that do not change based on usage are not included.

(7)	Mr. Adams’s compensation reported for Fiscal 2025 reflects compensation received in his capacity as a non-executive officer.
(8)	In March 2025, Mr. Giberga’s title was changed from EVP, General Counsel, Chief Compliance Officer & Corporate Secretary to EVP, General Counsel & Corporate Secretary.
Hornbeck Grants of Plan-Based Awards for the 2025 Fiscal Year
The following table summarizes the non-equity incentive plan awards and equity incentive plan awards granted to the Hornbeck NEOs during Fiscal 2025. All numbers have been rounded to the nearest whole dollar or unit.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	or Units (#)(6) (i)	Options (#)(7) (j)	Awards ($/Sh) (k)	Awards ($)(8) (l)
Todd M. Hornbeck	2/27/2025(1)	375,000	750,000	1,500,000	—	—	—	—
	4/1/2025				17,131			1,102,209
	4/1/2025					51,393	65.67	1,891,776
	4/1/2025(2)			2,400,000
Robert P. Adams	2/20/2025(3)	—	72,000	108,000	—	—	—	—
	2/20/2025(4)	—	144,000	—	—	—	—	—
	3/15/2025(5)	—	115,200	—	—	—	—	—
Samuel A. Giberga	2/27/2025(1)	200,000	400,000	800,000	—	—	—	—
	4/1/2025				6,601	—	—	424,708
	4/1/2025				—	19,804	65.67	728,985
	4/1/2025(2)			900,000

(1)
For Fiscal 2025, each of Messrs. Hornbeck and Giberga was eligible to receive non-equity incentive plan compensation based on the achievement of objective performance goals (for the EBITDA and TRIR components) and the discretion of the compensation committee (for the Strategic Plan component only).

(2)
In Fiscal 2025, Hornbeck adopted the Cash LTIP as described above under the heading “Long-Term Cash Incentive Compensation” pursuant to which there is a maximum pool of up to $6 million. The percentage of the pool that each of Messrs. Hornbeck and Giberga is eligible to receive is 40% and 15%, respectively. There are no threshold or target amounts under the Cash LTIP.

(3)
For Fiscal 2025, Mr. Adams was eligible to receive an annual bonus that was subject to the same Adjusted EBITDA goal as applicable to the annual bonuses for Messrs. Hornbeck and Giberga described above, though the maximum payout level for Mr. Adams was 150%. There was no threshold amount for Mr. Adams’s annual bonus.

(4)
For Fiscal 2025, Mr. Adams was eligible for quarterly bonuses based on the achievement of his personal performance goals and Hornbeck’s achievement of safety performance goals. There was no threshold or maximum amount for Mr. Adams’s quarterly bonuses.

(5)
In Fiscal 2025, Mr. Adams received an award of $115,200 under the Shoreside Cash LTIP in 2025. Such award vests ratably over three years. There are no threshold or maximum amounts under the Shoreside Cash LTIP.

(6)
The amounts in this column reflect the RSUs granted to Messrs. Hornbeck and Giberga pursuant to the 2020 Management Incentive Plan in Fiscal 2025. The RSUs vest ratably on each of the first three anniversaries of February 15, 2025.

(7)
The amounts in this column reflect the NQSOs granted to Messrs. Hornbeck and Giberga pursuant to the 2020 Management Incentive Plan in Fiscal 2025.The NQSOs vest ratably on each of the first three anniversaries of February 15, 2025.

(8)
Amounts shown represent the grant date fair value of equity awards granted to Messrs. Hornbeck and Giberga in Fiscal 2025 calculated in accordance with FASB ASC Topic 718. The grant date fair value for the RSUs and NQSOs was $64.34 and $36.81, respectively.

Hornbeck Narrative Description to the Summary Compensation Table and the Grants of Plan-Based Awards Table for the 2025 Fiscal Year
Hornbeck Amended and Restated Employment Agreements
As noted above, each of Messrs. Hornbeck and Giberga is a party to an EA that provides for such Hornbeck NEO’s initial annual base salary, target annual cash incentive compensation opportunity, certain severance benefits (as described in detail in the section titled “Hornbeck Potential Payments upon Termination or Change of Control”), entitlement to reimbursement of reasonable business expenses and eligibility to participate in Hornbeck’s benefit plans generally.
At the end of Fiscal 2025, Mr. Hornbeck’s annualized base salary was $750,000, and Mr. Giberga had an annualized base salary of $400,000, and each of Messrs. Hornbeck and Giberga had a target annual cash incentive compensation opportunity equal to 100% of his annualized base salary. As previously noted, the various components of Hornbeck’s executive compensation program are related but distinct and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving Hornbeck’s long-term and short-term financial and strategic goals.
The EAs subject Messrs. Hornbeck and Giberga to the following restrictive covenants: (i) perpetual confidentiality, (ii) employment term and 2-year post-employment (A) non-competition and (B) employee and individual service provider (with a 6-month lookback) non-solicitation and no hire, (iii) mutual non-disparagement and (iv) assignment of inventions. The EAs also contain a Section 280G “best-net” cutback, which provides that any payments and/or benefits that constitute “parachute payments” (as defined under Section 280G of the Code) will be reduced to the extent necessary to avoid the imposition any excise tax under Section 4999 of the Code, but only to the extent that the reduction results in Mr. Hornbeck or Mr. Giberga receiving a greater amount (on an after-tax basis) than he would receive absent such reduction.
Mr. Adams is not currently party to an EA with Hornbeck.
Hornbeck Grant of Equity Incentive Awards
In Fiscal 2025 and under the 2020 Management Incentive Plan (as described above), Mr. Hornbeck was granted 17,131 RSUs and 51,393 NQSOs. Mr. Giberga was granted 6,601 RSUs and 19,804 NQSOs. These equity incentive awards are described in more detail above in the section titled “Hornbeck Long-Term Equity-Based Compensation.”

Hornbeck Outstanding Equity Awards at 2025 Fiscal Year-End
The following table provides information on the stock option and stock award holdings of the Hornbeck NEOs as of the end of Fiscal 2025. This table includes unexercised stock options and unvested RSUs and PSUs. The vesting dates for each award are shown in the accompanying footnotes. The market value of the stock awards was determined using a price per share of $75.05, which is the fair market value of a share of Hornbeck’s common stock as of December 31, 2025 and the price used for the 2025 Tender Offer in December 2025.

				Stock Awards
Name	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)
Todd M. Hornbeck	113,140(1)	10.00	9/4/2030
						29,910(2)	2,244,746
				8,496(3)	637,625
				17,131(4)	1,285,682
	51,123(5)	65.67	4/1/2035
Robert P. Adams	19,038	10.00	9/4/2030
						1,471	110,399
				540(3)	40,527
Samuel A. Giberga	47,140(1)	10.00	9/4/2030
						12,462(2)	935,273
				3,562(3)	267,328
				6,601(4)	495,405
	19,702(5)	65.67	4/1/2035	—	—	—	—

(1)
On September 4, 2020, each of the Hornbeck NEOs received an award of stock options that is comprised of three equal tranches, with each tranche subject to both time-vesting and performance-vesting conditions. The stock options time-vested ratably on each of the first three anniversaries of June 19, 2020, subject to the Hornbeck NEO’s continued employment through the applicable vesting date. The stock options performance-vest based on the achievement of specified total enterprise value (“TEV”) levels, such that the Hornbeck NEO will only performance-vest if and when (i) a “change of control” (as defined in the 2020 Management Incentive Plan), an initial public offering or September 4, 2027 occurs and (ii) the implied TEV as of such time equals or exceeds the specified TEV threshold for such tranche.

(2)
On June 9, 2022, each of the Hornbeck NEOs received an award of PSUs subject to both time-based and performance-based vesting conditions. The PSUs performance-vest based on the achievement of specified TEV levels, such that the Hornbeck NEO will only performance-vest if and when (i) a “change of control” (as defined in the 2020 Management Incentive Plan), an initial public offering or September 4, 2027 occurs, subject to the Hornbeck NEO’s continued service until such date, and (ii) the implied TEV as of such time equals or exceeds the specified TEV threshold for such tranche.

(3)
On March 23, 2023, each of the Hornbeck NEOs received an award of RSUs, all of which are subject to time-based vesting conditions only. The first one-half of the award vested and became settleable immediately on the grant date. The remainder of the award vested and became settleable (or will vest and become settleable, as applicable) in three equal tranches on February 15th of each of 2024, 2025 and 2026, subject to the Hornbeck NEO’s continued service through the applicable vesting date (except in the case of a “qualifying termination,” for Mr. Hornbeck or Mr. Giberga, occurring prior to the end of the vesting period, in which case Mr. Hornbeck or Mr. Giberga will be entitled to vest in the next tranche of his RSUs that is scheduled to vest on the next vesting date). Notwithstanding the foregoing, all of a Hornbeck NEO’s unvested RSUs will fully vest upon the consummation of a “change of control,” subject to the Hornbeck NEO’s continued service through the date of such “change of control.”

(4)
On April 1, 2025, each of Messrs. Hornbeck and Giberga received an award of RSUs, all of which are subject to time-based vesting conditions only. The RSUs vest ratably on each of the first three anniversaries of February 15, 2025, subject to the Hornbeck NEO’s continued service through the applicable vesting date (except in the case of the Hornbeck NEO’s “qualifying termination” occurring prior to the end of the vesting period, in which case the Hornbeck NEO will be entitled to vest in the next tranche of his RSUs that is scheduled to vest on the next vesting date). Notwithstanding the foregoing, all of a Hornbeck NEO’s unvested RSUs will fully vest upon the consummation of a “change of control,” subject to the Hornbeck NEO’s continued service through the date of such “change of control.”

(5)
On April 1, 2025, each of Messrs. Hornbeck and Giberga received an award of stock options, all of which are subject to time-based vesting conditions only. The NQSOs vest ratably on each of the first three anniversaries of February 15, 2025, subject to the Hornbeck NEO’s continued service through the applicable vesting date (except in the case of the Hornbeck NEO’s “qualifying termination” occurring prior to the end of the vesting period, in which case the Hornbeck NEO will be entitled to vest in the next tranche of his NQSOs that is scheduled to vest on the next vesting date). Notwithstanding the foregoing, all of a Hornbeck NEO’s unvested NQSOs will fully vest upon the consummation of a “change of control,” subject to the Hornbeck NEO’s continued service through the date of such “change of control.”

(6)
Calculated by multiplying (i) the number of shares of Hornbeck’s common stock underlying the unvested portion of the RSU or PSU award, as applicable, by (ii) $75.05, which is the fair market value of a share of Hornbeck’s common stock as of December 31, 2025 and the price used for the 2025 Tender Offer in December 2025.

Hornbeck Option Exercises and Stock Vested in the 2025 Fiscal Year
The following table provides information, on an aggregate basis, about the Hornbeck NEOs’ stock awards that vested during Fiscal 2025. None of the Hornbeck NEOs exercised stock options in Fiscal 2025.

	Option Awards	Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting ($)(4)
Todd M. Hornbeck	4,492	277,174	28,878	1,982,311
Robert P. Adams	710	46,186	1,034	67,470
Samuel A. Giberga	1,862	115,445	12,013	824,485

(1)
The amounts reported in this column represent the number of stock options that were granted to each Hornbeck NEO on September 4, 2020 and April 1, 2025, for which vesting was accelerated and the underlying shares cashed out in connection with the MIP buyback.

(2)
The value realized on vesting was calculated by multiplying the number of options that vested in connection with the MIP buyback by (a) for the stock options granted on September 4, 2020, $65.05, which represents the excess of the price at which shares underlying the vested options were cashed out in connection with the MIP buyback, which is $75.05, over the exercise price of the stock options, which is $10.00, and (b) for the stock options granted on April 1, 2025, $9.38, which represents the excess of the price at which shares underlying the vested options were cashed out in connection with the MIP buyback, which is $75.05, over the exercise price of the stock options, which is $10.00.

(3)
The amounts reported in this column represent (i) RSUs that were granted to Mr. Adams on June 9, 2022, of which 33.33% vested and became settleable on February 15, 2025, (ii) RSUs that were granted to each Hornbeck NEO on March 23, 2023, of which 16.67% vested and became settleable on February 15, 2025 and (iii) the portion of RSUs that were granted to each Hornbeck NEO on March 23, 2023 and the portion of PSUs that were granted to each Hornbeck NEO on June 9, 2022, for which vesting was accelerated and the underlying shares cashed out in connection with the MIP buyback.

(4)
The value realized on vesting was calculated by multiplying (i) the number of RSUs that vested in February 2025 by the fair market value of a share of Hornbeck’s common stock as of April 1, 2025 (i.e., $64.34) and (ii) the number of RSUs and PSUs that vested in connection with the MIP buyback by $75.05, which was the price at which shares underlying the vested RSUs and PSUs were cashed out in connection with the MIP buyback.

Hornbeck Non-Qualified Deferred Compensation
The following table provides information, on an aggregate basis, about the Hornbeck NEOs’ vested RSUs for which settlement was deferred during Fiscal 2023, and Hornbeck’s fiscal years ended December 31, 2022 (“Fiscal 2022”) and December 31, 2021 (“Fiscal 2021”). There were no vested RSUs for which settlement was deferred in Fiscal 2024 or Fiscal 2025.

Name	Aggregate Balance at Last FYE(1) ($)
Todd M. Hornbeck	15,925,235
Samuel A. Giberga	6,635,546

(1)
The aggregate balance was calculated by multiplying (i) the aggregate number of RSUs that vested and was deferred during Fiscal 2023, Fiscal 2022 and Fiscal 2021, by (ii) $75.05, which is the fair market value of a share of Hornbeck’s common stock as of December 31, 2025 and the price used for the 2025 Tender Offer in December 2025. None of these RSUs will be settled until the earlier to occur of a “change of control”, which includes the mergers, and September 4, 2027. Upon such settlement, amounts in this column will reflect any Dividend Equivalents that were previously accrued during the prior periods and be net of any vested RSUs that are used to satisfy any tax withholding obligations.

Hornbeck Potential Payments Upon Termination or a Change of Control
In this section, Hornbeck describes payments and benefits that may be made to the Hornbeck NEOs upon the occurrence of certain terminations of employment and/or a change of control, assuming that such event occurred on the last day of Fiscal 2025. Mr. Adams does not currently have any contractual severance entitlements other than certain acceleration provisions in his award agreements as described below.
Hornbeck Payments upon Termination of Employment due to Death or Disability
The EAs of Messrs. Hornbeck and Giberga provide that upon a termination of employment due to his death or “disability” (as defined therein), each of Messrs. Hornbeck and Giberga will receive the following severance benefits: (i) a pro-rata annual bonus, based on actual performance for the year in which the termination occurs, and (ii) reimbursement for the employer portion of the his COBRA premiums for 12 months.
Each Hornbeck NEO’s outstanding stock options that have time-vested as of such Hornbeck NEO’s termination due to death or “disability” will remain outstanding and eligible to performance-vest to the extent the applicable performance conditions are actually achieved.
Hornbeck Payments upon a Termination of Employment without Cause or for Good Reason
The EAs of Messrs. Hornbeck and Giberga provide that upon a termination of employment by Hornbeck without “cause” (including due to Hornbeck’s non-renewal of the employment term) or by Mr. Hornbeck or Mr. Giberga for “good reason” (each as defined therein and summarized below, and each such termination, a “Qualifying Termination”), subject to his execution and non-revocation of a release of claims in favor of Hornbeck, each of Messrs. Hornbeck and Giberga will receive the following severance benefits (the “Severance Benefits”): (i) 2.5 times for Mr. Hornbeck and 2 times for Mr. Giberga, the sum of his base salary and target bonus, payable over the 24-month period following termination; (ii) a pro-rata annual bonus (the “Pro-Rata Annual Bonus”), based on actual performance for the fiscal year in which the termination occurs, provided, that such termination occurs at least half way through the applicable fiscal year; and (iii) reimbursement for the employer portion of the COBRA premiums for 24 months (or, for Mr. Hornbeck only, 30 months, provided that such amount shall still be payable over the 24-month period following termination); provided, that, if the Qualifying Termination occurs within the 2-year period following (or within the 6-month period preceding) a “change of control,” then the (x) Severance Benefits will be payable in a lump sum on or about the 60th day following such “change of control” and (y) Pro-Rata Annual Bonus will be determined based on deemed achievement of target performance for the fiscal year in which the termination occurs regardless of when the termination occurs during such fiscal year.
Additionally, upon a Qualifying Termination (which, for Mr. Adams, means a termination without “cause” or resignation for “good reason”, each as defined in the 2020 Management Incentive Plan), (i) each of Messrs. Hornbeck and Giberga will vest in the tranche of RSUs next scheduled to vest following such Qualifying Termination, if any, and (ii) each Hornbeck NEO will (a) time-vest in the tranche of stock options next scheduled to time-vest following such Qualifying Termination, if any; and (b) be entitled to, with respect to any stock options that have time-vested as of the Qualifying Termination date (after accounting for the acceleration set forth in clause (a)), have such time-vested stock options remain outstanding and eligible to performance-vest to the extent the applicable performance conditions are actually achieved.
The EAs of Messrs. Hornbeck and Giberga define “cause” as any of the Hornbeck NEO’s: (i) conviction of either (A) a felony involving moral turpitude or (B) any crime in connection with the Hornbeck NEO’s employment that causes Hornbeck and each of its subsidiaries and affiliates (collectively, the “Hornbeck Group”) a substantial detriment (in each case, excluding traffic offenses); (ii) actions or inactions that clearly are contrary to the best interests of Hornbeck Group and the express directives of the Hornbeck Board; provided, that, such actions or inactions by the Hornbeck NEO cause Hornbeck Group a substantial detriment or could reasonably be expected to cause a substantial detriment to Hornbeck Group as determined by the Hornbeck Board in good faith; (iii) willful failure to take actions permitted by law and necessary to implement policies of the Hornbeck Board that the Hornbeck Board has communicated to the Hornbeck NEO in writing; provided, that, such policies that are reflected in minutes of the Hornbeck Board meeting attended in its entirety by the Hornbeck NEO shall be deemed communicated to the Hornbeck NEO to the extent the Hornbeck NEO received a copy of such minutes from the secretary or the general counsel of Hornbeck promptly following approval by the Hornbeck Board; (iv) continued failure to attend to the Hornbeck NEO’s material duties as an executive officer of Hornbeck Group following the Hornbeck NEO’s receipt of written notice from the Hornbeck Board of such failure; provided, that, such failure by the Hornbeck NEO causes Hornbeck Group a substantial detriment or could reasonably be expected to cause a substantial detriment to Hornbeck Group as determined by the Hornbeck Board in good faith; (v) commission of an act of fraud or material act of dishonesty or misappropriation involving Hornbeck Group; (vi) willful violation of law or gross negligence that is substantially detrimental to Hornbeck; (vii) material breach or material violation of the EA or any other written agreement with a member of Hornbeck Group, or any material violation of any written policy of Hornbeck Group; provided, that, such material breach or material violation by the Hornbeck NEO causes Hornbeck Group a substantial detriment or could reasonably be expected to cause a substantial detriment to Hornbeck Group as determined by the Hornbeck Board in good faith; or (viii) habitual use of illicit drugs or habitual abuse of alcohol that, in the reasonable good faith opinion of the Hornbeck Board, renders the Hornbeck NEO unfit to serve as an officer of Hornbeck Group. If any determination of habitual use or substantial dependence under clause (viii) is disputed by the Hornbeck NEO, Hornbeck and the Hornbeck NEO agree to abide by the decision of a panel of 3 physicians appointed in the manner specified in the applicable EA. For purposes of this “cause” definition, no action or inaction will be considered “willful” or constitute “gross negligence,” if the Hornbeck NEO had a reasonable, good faith belief that such action or inaction was in the best interests of Hornbeck Group. Anything in the EA to the contrary notwithstanding, the Hornbeck NEO shall not be terminated for “cause” under the EA, unless (A) written notice stating the basis for the termination is provided to the Hornbeck NEO, and (B) with the exception of the Hornbeck NEO’s conviction of either a felony involving moral turpitude or any crime in connection with the Hornbeck NEO’s employment that causes Hornbeck Group a substantial detriment (in each case, excluding traffic offenses), the Hornbeck NEO is given 10 business days to cure the neglect or conduct that is the basis of such claim, to the extent curable.
The EAs of Messrs. Hornbeck and Giberga define “good reason” as, unless otherwise agreed to in writing by the Hornbeck NEO, (i) any material diminution in the Hornbeck NEO’s titles, duties, responsibilities, status or authorities with Hornbeck or any of its material operating subsidiaries; (ii) a material reduction in the Hornbeck NEO’s base salary or target bonus; (iii) a relocation of the Hornbeck NEO’s primary place of employment to a location more than 35 miles farther from the Hornbeck NEO’s primary residence than the current location of Hornbeck’s offices in Louisiana as of June 19, 2020; or (iv) a material breach by Hornbeck of the EA or any other agreement between Hornbeck and the Hornbeck NEO. In order to invoke a termination for “good reason,” (A) the Hornbeck NEO must provide written notice within 45 days of the Hornbeck NEO becoming aware of the occurrence of any event of “good reason”; (B) Hornbeck must fail to cure such event within 30 days of the giving of such notice; and (C) the Hornbeck NEO must terminate employment within 45 days following the expiration of Hornbeck’s cure period.
Hornbeck Payments upon a Change of Control
All outstanding Hornbeck equity awards will vest upon the consummation of the mergers pursuant to the terms of the merger agreement. This section describes the “change of control” treatment without giving effect to the merger agreement. Upon a “change of control,” (i) 100% of the Hornbeck NEO’s then-unvested RSUs will accelerate and vest; (ii) the time-vesting condition of the Hornbeck NEO’s then-unvested stock options will be deemed fully satisfied; and (iii)the Hornbeck NEO’s then-unvested PSUs will vest only if the applicable performance hurdles are achieved in connection with such change of control. Upon a “Qualifying Termination” (as described above) in connection with a change of control, each Hornbeck NEO shall be entitled to the Severance Benefits described above in the section titled “—Hornbeck Payments upon a Termination of Employment without Cause or for Good Reason,” except that the Hornbeck NEO shall be entitled to the Pro-Rata Annual Bonus regardless if such termination occurs prior to the midpoint of the fiscal year and shall be based on target performance and all amounts shall be paid in a lump sum.

The table sets forth the estimated payments and benefits payable upon the occurrence of the events described in this section. In estimating the value of such payments, the table assumes that (i) the Hornbeck NEO’s employment was terminated and/or a “change of control” occurred, in each case on December 31, 2025; (ii) each Hornbeck NEO’s compensation rates were the same as in effect on December 31, 2025; and (iii) the market value of the stock awards is based on $75.05, which is the fair market value of a share of Hornbeck’s common stock as of December 31, 2025 and the price used for the 2025 Tender Offer in December 2025.

Officer	Type of Payment	Termination Without Cause or for Good Reason ($)	Termination Due to Death ($)	Termination Due to Disability ($)	Occurrence of a Change of Control
Todd M. Hornbeck	Cash Severance	3,750,000	—	—
	Stock Award Vesting(2)	1,226,005	—	—	12,007,343
	Pro-Rata Annual Bonus(1)	750,000	750,000	750,000
	Health and Welfare Benefits	223,123	347,656	90,455
	Total	5,949,128	1,097,656	840,455	12,007,343
Robert P. Adams	Stock Award Vesting(2)	—	—	—	1,389,347
	Total	—	—	—	1,389,347
Samuel A. Giberga	Cash Severance	1,600,000	—	—	—
	Stock Award Vesting(2)	494,046	—	—	4,949,268
	Pro-Rata Annual Bonus(1)	400,000	400,000	400,000	—
	Health and Welfare Benefits	212,606	352,171	107,509
	Total	2,706,652	752,171	507,509	4,949,268

(1)
The Pro-Rata Annual Bonus amounts set forth above are based on deemed achievement of all performance criteria at target levels. Given that Hornbeck assumes payout of the Pro-Rata Annual Bonus at target levels, the total severance amount reported in this table under the “Termination Without Cause or for Good Reason” column would be the same if such termination occurred in connection with a change of control.

(2)
The Stock Award Vesting amounts set forth do not include the value of the RSUs granted in 2020 that previously vested, as such inclusion would result in a duplication of income reporting, but such vested RSUs would be settled upon a change of control. The value of RSUs previously vested are as follows: $15,925,235 for Mr. Hornbeck and $6,635,546 for Mr. Giberga. Mr. Adams was not granted RSUs in 2020. All equity awards, including RSUs, were granted from the reserve under the 2020 Management Incentive Plan, which initially allocated 2,198,044 shares of common stock of Hornbeck for issuance thereunder, of which 2,063,111 of such total shares were reserved for executives, senior management, and certain consultants and advisors (excluding non-employee directors) (the “MIP Reserve”) and would have been paid to the MIP participants upon a change of control. The MIP Reserve has been fully allocated, so the Stock Award Vesting amounts assume none of the remaining MIP Reserve would be granted to any of Hornbeck NEOs at the time of a change of control.

Helix Director Compensation
The table below sets forth the annual compensation awarded to or earned by certain of Helix’s non-employee directors for Fiscal 2025 who will continue as directors of the combined company.

Name	Fees Earned or Paid in Cash(1)(2) ($)	Stock Awards(3)(4) ($)	Total ($)
William L. Transier	256,250	150,000	406,250

(1)
The annual retainer for each member of the Helix Board, the retainer related to the applicable Helix Board member’s serving as a Chair of a committee and/or as Chairman of the Helix Board, and the retainer related to the applicable Helix Board member’s serving as a member of a committee are paid quarterly. Directors have the option of taking Helix Board and committee retainers (but not expenses) in the form of restricted stock. See “Summary of Helix Director Compensation and Procedures” below.

(2)
In this column we are required to report all fees either earned or paid to directors during 2025. As a result, fees earned in 2024 for fourth quarter service in 2024 but paid in 2025 are also included; thus the dollar amount represents fees paid for five (not four) successive quarters. Fees earned in 2024 but paid to Mr. Transier in 2025 were $51,250.

(3)
Amount shown in this column represents the grant date fair value of the restricted stock as calculated in accordance with the provisions of FASB Accounting Standard Codification (ASC) Topic 718. The value ultimately realized by Mr. Transier may or may not be equal to the FASB ASC Topic 718 determined value.

(4)	The grant date fair value of the restricted stock awarded with respect to the year ended December 31, 2025 to Mr. Transier, computed in accordance with FASB ASC Topic 718, is as follows:

Name	Date of Grant	Number of Shares	Grant Date Fair Value
William L. Transier	December 11, 2024(a)	14,881	$150,000

(a)	Represents the annual equity grant made in December 2024 for 2025 Board service.
Additionally, on December 10, 2025, Mr. Transier was issued 20,690 shares of restricted stock having a grant date fair value of $150,000 representing his annual grant for 2026 Helix Board service.
As of December 31, 2025, unvested restricted stock held by Mr. Transier is as follows:

Name	Shares of Unvested Restricted Stock Outstanding
William L. Transier	20,690

Summary of Helix Director Compensation and Procedures
In 2025, the Helix non-employee director compensation structure had three components: (i) director, Chairman of the Helix Board and committee Chair retainers, (ii) committee retainers and (iii) annual equity-based compensation in the form of restricted stock awards. Helix also reimburses non-employee directors for their reasonable out-of-pocket expenses related to attending Helix Board and committee meetings. Helix re-evaluates director compensation based on the compensation of directors by companies in the Helix Benchmarking Peer Group and other relevant facts and circumstances.
In 2025, non-employee director cash retainers were as follows, in each case paid on a quarterly basis:
•	All non-employee directors received an annual director’s retainer of $70,000;
•	The independent Chairman of the Helix Board received an annual retainer of $125,000 for such service;
•	Each committee Chair received an annual retainer of $20,000; and
•	Each non-Chair member of each standing committee received an annual retainer of $10,000.
Non-employee directors have the option of taking Helix Board and committee retainers and fees (but not expenses) in the form of restricted stock, pursuant to the terms of the Helix 2005 Long Term Incentive Plan. An election to take retainers and fees in the form of cash or stock is made by directors prior to the beginning of the subject fiscal year (and if no election is made, retainers and fees are paid in cash). Directors taking retainers and fees in the form of restricted stock receive a stock award for service during a quarter on or about the first business day of the next quarter in an amount equal to 125% of the cash equivalent of his or her retainers and fees, with the number of shares determined by the closing stock price on the last trading day of the fiscal quarter for which the retainers and fees were earned. These awards fully vest two years after the first day of the year in which the grant is made.
Upon joining the Helix Board and on the date of each regularly scheduled December Helix Board meeting thereafter, a director receives a grant of restricted stock, with a grant value of $150,000 and a one-year vesting term. These grants are made pursuant to the terms of Helix 2005 Long Term Incentive Plan. All grants are subject to immediate vesting on the occurrence of a Change in Control (as defined in the Helix 2005 Long Term Incentive Plan) and will vest upon the consummation of the mergers pursuant to the terms of the merger agreement. From time to time, the Helix Board establishes special committees and special committee members may receive fees in amounts based on the relevant facts and circumstances. Such fees for special committee service are reported in the Helix Director Compensation Table above. The grant of stock options is not currently an element of director compensation.

HORNBECK’S BUSINESS
References in this section to “Hornbeck,” “we,” “us” and “our” are to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated.
Company Overview
Hornbeck is a leading provider of marine transportation services supporting a range of diversified offshore end-markets including oilfield specialty services and drilling support, military support services, renewable energy, HADR and aerospace support services. We own a fleet of 73 offshore vessels comprised of 15 MPSVs, including two 400-class MPSV newbuilds that are currently under construction, and 58 OSVs. In addition, we provide to the U.S. Navy ongoing operation and maintenance of four highly specialized OSVs (which we previously developed, constructed, and sold to the U.S. Navy) via a long-term O&M contract. Since our founding nearly 30 years ago, we have focused on providing technologically advanced marine solutions to meet the evolving needs of our customers across our core geographic regions spanning the United States and Latin America. Our team brings substantial industry expertise built through decades of maritime-related experience and has leveraged that knowledge to amass what we believe is one of the largest, most capable and highest specification fleets of OSVs and MPSVs in the offshore vessel industry.
Our fleet was assembled to be a market-leading provider of complex “life-of-field” maritime services for deepwater and ultra-deepwater offshore projects in select, cabotage-protected markets. As a result, we have strategically organized our fleet to focus on the high- and ultra high-spec vessel classifications, which generally provide customers with greater capacities, larger deck spaces, greater lifting capabilities, and leading-edge dynamic positioning systems. As measured by DWT capacity, approximately 85% of our total fleet is classified as either high- or ultra high-spec with DP-2 or higher classification, which we believe represents the third largest fleet of such vessels in the world. Similarly, approximately 99% of our currently active fleet of 47 vessels are classified as either high- or ultra high-spec and have expected remaining economic useful lives in excess of 20 years. We believe that our industry leading fleet of active vessels provides our customers with a reliable and differentiated value proposition across the varied end-markets in which they operate and allows us to achieve significant, consistent operational and financial performance that can generate enhanced returns for our investors.
Additionally, we have strategically chosen to operate our vessels in select geographic locations that represent what we believe are the most compelling deepwater offshore markets in the world. Many of these locations, such as the United States, Mexico and Brazil, also have regulatory protections known as cabotage laws that limit market participation for non-indigenous flagged vessels, creating high barriers to entry and advantaged supply and demand dynamics for our vessels. This allows us to execute a highly differentiated commercial strategy, optimizing vessel contracts across our portfolio of assets and diversified end-markets to maximize profitability, free cash flow generation, and returns rather than focusing primarily on asset utilization and contract tenor. Ultimately, we believe this commercial strategy has proven to be a superior business model, allowing us to strategically deploy our assets to high-demand end-markets, contract our vessels at industry-leading dayrates and consistently achieve average dayrates and financial margins that outperform our domestic public peers.
Our fleet of 15 MPSVs are utilized as marine platforms for services ranging from offshore construction to recurring IRM services, as well as commissioning and decommissioning for offshore and subsea energy and infrastructure projects. Most of our MPSVs are outfitted with specialty equipment that is specifically installed for the type of work the vessel is contracted to complete, which can easily be modified to address varying customer requirements by leveraging our in-house engineering capabilities, modular accommodation units and shore-based facilities. Typically, our MPSVs are equipped with one or more deepwater cranes, can deploy one or more ROVs to support subsea work and have an installed helipad to facilitate the on- and off-boarding of specialist service providers and personnel. Our MPSVs can also be outfitted as flotels capable of providing berthing cabins, offices, catering, laundry, medical and recreational facilities for up to nearly 200 personnel for the duration of an offshore project. Two of our MPSVs have DP-3 capabilities, while all others are DP-2. Given the breadth of capabilities of our MPSV fleet, our vessels are highly relevant to our customers across a broad range of end-markets that we serve, including oilfield infrastructure construction and installation, ongoing IRM services, maintenance and overhaul projects, military support services and renewable energy projects such as offshore wind. This diversification makes our fleet less vulnerable to fluctuating commodity prices or industry cyclicality and allows us to strategically reposition our assets to different customer types depending on prevailing industry trends, demand drivers and growth opportunities, helping to maximize the opportunities for each of our vessels to achieve its targeted profitability and return objectives. Since 2021, we have strategically repositioned our fleet to capture value across these diversified end-markets. As of March 31, 2026, approximately 62% of our trailing twelve-month revenues were derived from oilfield specialty and non-oilfield services, providing a more consistent operating environment for Hornbeck that is less impacted by industry cyclicality associated with oilfield drilling operations.
Included in our fleet of 15 MPSVs are two 400-class MPSV newbuilds that are currently under construction and expected to be delivered in 2027. Based on their overall length and total lifting capacity, we expect these vessels to be the largest, most capable Jones Act-qualified MPSVs in the market, with industry-leading technologies that will make them some of the most sophisticated MPSVs in the world. Each vessel will be equipped with one 400-ton subsea crane, a secondary 100-ton crane and large berthing areas, giving them the highest level of subsea crane capacity within the Jones Act MPSV fleet. Such cranes will be capable of lifting to an industry leading water depth of 4,000 meters. The vessels will also be outfitted with integrated ROV systems and specialized below-deck tanks allowing them to engage in light well intervention. Once delivered, these two vessels have the potential to contribute significant organic growth to our underlying business and will deepen our strategic diversification across the offshore infrastructure complex. Importantly, our remaining capital expenditures to bring the vessels online are minimal compared to the cost of constructing similar vessels, creating the potential for significant upside to our scale and financial performance in the future.
Our fleet of 58 OSVs transports equipment, materials and supplies to a diverse range of offshore projects. These vessels differ from most other OSVs in the industry in that they provide increased cargo-carrying capacities capable of transporting large quantities of both deck cargoes as well as various liquid and dry bulk cargoes stored in below-deck tanks. Our OSVs are also outfitted with advanced nautical technologies, including DP capabilities that allow them to safely interface with other vessels or offshore fixed or floating assets by maintaining either an absolute or relative station-keeping position while working in rough seas. Given their size, versatility, and advanced technologies, our OSVs can support the full range of “life-of-field” end-markets, including the deepwater and ultra-deepwater oilfield market, where we transport supplies and equipment to support offshore drilling rigs, production platforms, and subsea construction projects, as well as provide ongoing IRM services to existing energy infrastructure. In addition, our OSVs provide offshore support to the U.S. Military, where we transport supplies and provide logistical and other services for training exercises, renewable energy development, where we support the transportation and installation of infrastructure primarily for offshore wind farms, and other non-oilfield applications such as HADR and aerospace support services. By implementing our fleeting strategy, we often package our high- and ultra high-spec OSVs alongside our MPSV fleet to support major projects, creating logistical efficiencies and vessel-bundling opportunities that increase utilization and enhance both our operational and financial performance.
The strengths of our OSVs and MPSVs are further enhanced by complementary shore-based assets and service offerings. We own and operate a shore-based facility in Port Fourchon, Louisiana, providing approximately 60 acres and nearly 3,000 linear feet of proprietary dock space capable of providing staging, storage, dispatch, and dockage services for customers and our fleet of vessels. In combination with HOSLIFT, a 7,700 mT floating drydock, we can efficiently conduct ongoing maintenance and topside repairs of our vessels, as well as upgrade and replace installed equipment. Our in-house engineering capabilities, comprised of approximately 16 individuals who specialize in naval architecture and marine engineering, provide a point of differentiation from our competitors by allowing us to design, modify and reconfigure vessels tailored to specific jobs and customer requirements. These capabilities are highly valuable in an evolving industry and allow us to quickly respond to dynamic customer needs and capitalize on emerging market opportunities. As an example, we recently completed the conversion of one of our U.S.-flagged HOSMAX 280-class OSVs into a dual-service MPSV capable of operating as either a C/SOV for offshore wind farm development or as a flotel for offshore oilfields. Immediately upon delivery in November 2025, the converted MPSV was placed into active service on a contract providing support to an offshore wind project development off the U.S. East Coast. Finally, we and certain personnel possess government security clearances necessary to participate in U.S. government tendering for highly sensitive, mission-critical projects affecting U.S. national security interests.
At Hornbeck, our mission is to be recognized as the marine transportation and service “Company of Choice” for our customers, employees and investors through innovative, high-quality and value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for safety of individuals and the protection of the environment. With an average of nearly 40 years of experience in the maritime industry, we believe that our executives and senior leadership team have the capabilities to successfully compete in the offshore vessel business and execute the strategy that best positions us to effectively outperform our peers in a demanding and dynamic operating environment.

Our core geographic markets include the United States and Latin America. Across each of these markets, we provide our customers with a range of maritime transportation services covering a variety of customer end-markets. We predominantly serve our oilfield customers in the U.S. GoA, the Caribbean, Northern South America and Brazil, while our vessels serving non-oilfield customers primarily operate along the East and West Coasts of the United States and the U.S. GoA. When not operating in Mexico, we operate our Mexican-flagged vessels across the U.S., Caribbean, Northern South America and Brazil, as well as in other international markets, utilizing a highly-skilled workforce of Mexican mariners and shore-side support teams that have been trained in our safety systems and culture.
A map illustrating our active vessel locations as of March 31, 2026, is below:

Description of Our Business and Fleet
We own and operate OSVs, MPSVs, and a port facility in Port Fourchon, Louisiana. Our fleet of vessels provide logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. GoA, the Caribbean, Northern South America and Brazil, as well as non-oilfield specialty services for the U.S. military and other non-oilfield service customers primarily from the East and West Coasts of the United States and in the U.S. GoA. Based on publicly-available information compiled by us and data provided by Spinergie, we believe that our fleet of 40 high-spec and ultra high-spec OSVs, totaling 213,015 in DWT capacity, represents 5.9% of the 3,598,013 total DWT capacity of such vessels in the world, making Hornbeck the third largest fleet out of 171 companies that own and operate high-spec or ultra high-spec OSVs worldwide. Furthermore, we believe that our fleet of 15 U.S.-flagged ultra high-spec OSVs, totaling 92,661 in DWT capacity, represents the largest fleet of such vessels in the United States, as measured by DWT capacity. Additionally, we are one of the top operators of OSVs, based on DWT capacity, in each of our two core geographic regions, the United States and Latin America, which includes 2,354,647 DWT capacity and constitutes 40.7% of the total supply of 5,785,055 DWT capacity to such markets. Our 45 U.S.-flagged OSVs, totaling 202,714 in DWT capacity, comprise the second largest fleet of technologically advanced, OSVs qualified for work in the U.S. under the Jones Act. Hornbeck is also the largest U.S. owner of MPSVs, which fleet is comprised of Jones Act-qualified vessels as well as foreign-flagged vessels for both U.S. and foreign operations. We believe that our reputation for safety, superior vessels, internal marine engineering and architectural capabilities combined with our size and scale in certain core markets, enhances our ability to compete for work awarded by oil companies, renewable energy developers, offshore contractors, and the U.S. government, who are among our primary customers. These customers demand a high level of safety and technological advancements to meet regulatory standards and operating policies.

OSVs and MPSVs operate worldwide but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity, such as the U.S. GoA, the North Sea, Southeast Asia, West Africa, Latin America and the Middle East. While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting non-indigenous-flagged vessels from operating in certain waters, or cabotage laws such as the Jones Act, can limit the migration of OSVs into certain markets. Because MPSVs are generally utilized for non-cargo transportation operations, they are not typically subject to cabotage laws however Jones Act MPSVs can perform domestic transportation as part of their services while foreign MPSVs cannot.
We have been successful in deploying our vessels across the United States and Latin America, where proximity and scale allow us to compete effectively with vessels from other international markets that have significantly higher mobilization costs. In addition, because of our significant presence in the United States, Mexico and Brazil, we have access to shoreside resources and regional crews that we believe give us market advantages compared to international competitors.
OSVs
OSVs are highly versatile offshore vessels that are utilized in a variety of marine operations. In addition to oilfield operations, for which OSVs were initially developed, their flexibility and utility are now recognized and employed in an array of non-oilfield service applications. OSVs differ from other vessels primarily due to their cargo-carrying flexibility and capacity. In addition to transporting large quantities of deck cargo, OSVs also have below-deck tanks and pumping systems that enable them to transport and transfer large volumes of liquid cargoes, such as cement, liquid mud, water and fuel, as well as dry bulk cargoes, including barite, cement and bentonite. OSVs have accommodations for personnel in addition to the marine crew and can therefore be used as an operating platform for a variety of offshore missions requiring specialized personnel, equipment and processing plants. High-spec and ultra high-spec OSVs can interface with other offshore vessels and facilities using DP. Driven primarily by safety concerns that prohibit vessels from physically mooring to offshore installations, DP systems have been refined over time, with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in various weather conditions and sea states during offshore operations. Today, most offshore customers prefer a DP-2 notation. The combination of DP technology and cargo transport and transfer capability allow OSVs to interface with other offshore facilities and vessels in a safe and efficient manner.

HOS 300’ OSV in Foreground, Paired with HOS MPSV-Flotel in Background
Supporting U.S. GoA Production Facility
MPSVs
MPSVs are primarily distinguished from OSVs in that they are more specialized and often significantly larger vessels that are not typically employed to transport and transfer cargo, but rather to engage in a variety of offshore and subsea construction as well as other highly specialized operations. The typical MPSV configured for subsea services is outfitted with one or more deepwater or ultra-deepwater cranes employing “active heave compensation” technology, one or more ROVs and a helideck. Our MPSVs can also be configured (in accordance with applicable regulations) to support installation, commissioning, maintenance, repairs, improvements, and decommissioning of offshore oilfield facilities and windfarms, HADR and military missions, by providing accommodations for over one hundred people, in addition to crew and service personnel. MPSVs can also be outfitted as flotels to provide accommodations to large numbers of offshore construction and technical personnel involved in large-scale offshore projects, such as the commissioning of a floating offshore production facility or the construction of offshore wind facilities. When in a flotel mode, the MPSV provides living quarters for third-party personnel, catering, laundry, medical services, recreational facilities and offices and has a helicopter heliport for the embarkation and disembarkation of offshore personnel. In addition, flotels are equipped with articulated gangways between the flotel and other offshore structures that allow personnel to “walk to work.” Generally, MPSVs command higher dayrates than OSVs due to their significantly larger relative size and versatility, as well as higher construction and operating costs.

Two HOS MPSVs Deployed in the U.S. GoA
Our Vessels
As of March 31, 2026, we owned a fleet of 73 vessels, including two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, as discussed in “—Newbuild MPSVs,” but excluding four vessels formerly owned by us that are now under an O&M contract with the U.S. Navy. A sustained downturn in oil and gas activities from 2015 to late 2020, combined with a global over-supply of vessels, resulted in widespread stacking of OSVs. During this period, we elected to cold-stack our smaller, older and less technologically capable vessels and to continue operating our high-spec and ultra high-spec vessels. Since 2017, we have divested 17 of these older and smaller vessels. During that same timeframe, we have acquired a total of 19 high-spec and ultra high-spec vessels. We expect that we will continue to seek charter opportunities to re-purpose our remaining 18 non-high spec vessels, 17 of which are stacked as of March 31, 2026. Alternatively, we may also sell some of these vessels opportunistically. The net effect of these efforts to “right-size” our overall fleet complement has been a shift in the percentage of high-spec and ultra high-spec vessels from 41% to 75% since 2014.
OSV Fleet
The following table illustrates our fleet of OSVs and the nations in which they are flagged as of March 31, 2026:

	Vessel Class	U.S.	Mexico	Vanuatu	Brazil	Avg DWT	Total in Class
Ultra High Spec	HOSFLEX 370	2	—	—	—	7,886	2
	HOSMAX 320	9	1	—	—	6,052	10
	HOSMAX 310	3	—	—	1	5,921	4
	HOSMAX 300	2	4	—	—	5,472	6
High Spec	HOSMAX 280	12	1	—	1	4,660	14
	HOS 270	—	2	—	—	3,803	2
	HOS 265	2	—	—	—	3,687	2
Other(1)	HOS 250	3	—	—	—	2,713	3
	HOS 240	12	2	—	—	2,712	14
	HOS 200	—	—	1	—	1,729	1

	Vessel Class	U.S.	Mexico	Vanuatu	Brazil	Avg DWT	Total in Class
	Total Owned OSVs	45	10	1	2	—	58(2)
Operated	USN T-AGSE	4	—	—	—	DP-2	4(3)
	Total Operated OSVs	49	10	2	2	—	63

(1)	Includes mid-spec vessels and low-spec vessels.
(2)	Includes 21 stacked vessels, comprised of one HOSFLEX 370, two HOSMAX 280s, one HOS 265, three HOS 250s, 13 HOS 240s and one HOS 200.
(3)	Includes four OSVs formerly owned by us and that we now operate and maintain for the U.S. Navy.

Vessel Class	U.S.	Mexico	Vanuatu	DP Class	Total in Class
HOS C/SOV+FLOTEL	1	—	—	DP-2	1
HOS FLOTEL	2	—	—	DP-2	2
HOS 430	—	1	1	DP-3	2
HOS 400(1)	2	—	—	DP-2	2
HOS 310/310ES	3	—	—	DP-2	3
HOS 265	—	1	—	DP-2	1
HOS 250	2	—	—	DP-2	2
HOS 240	2	—	—	DP-2	2
Total MPSVs	12	2	1		15(2)

(1)	Includes two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, as discussed further in “—Newbuild MPSVs.”
(2)	Includes three stacked HOS 240s.
We believe that our fleet of vessels and workforce-in-place differentiate us and provide us with a unique footprint that would be extremely difficult to replicate by competitors. To that end, we consistently monitor several third-party marine industry vessel appraisal services that approximate the current fair market value, replacement value, and liquidation value of our types of vessels across the global OSV and MPSV landscape. These estimates are algorithmically formulated based upon vessel age, build specification, capabilities and recent comparable vessel sales, among other criteria. According to one such third-party appraisal provider, VesselsValue™, our fleet of 58 OSVs and 15 MPSVs had a fair market value of approximately $2.7 billion and a newbuild, or replacement, value of approximately $5.4 billion as of March 31, 2026. We believe these estimates help quantify the unique value proposition and capabilities of our fleet and the tremendous impact they bring to our customers and the service-offering and geographical end-markets that we serve.
Newbuild MPSVs
On October 9, 2023, we entered into a final settlement agreement with the Surety for two MPSVs previously under construction at Gulf Island. Pursuant to the agreement, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to us. In December 2023, Eastern was contracted by the Surety to complete the construction of the two MPSVs. We were obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which then-amounted to $53.8 million in the aggregate on the settlement date, but was subsequently reduced to $42.6 million for liquidated damages resulting from shipyard delays. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the remaining original contract price to Eastern, excluding any approved change orders subsequent to the settlement date. There is no cap on the Surety’s completion costs. As of March 31, 2026, we have fulfilled our $42.6 million contractual obligation and all remaining construction costs are to be paid by the Surety to Eastern.
Following physical delivery by the shipyard, each vessel is expected to undergo crane and other system installations and the vessels are expected to be available for commercial service in 2027. Once placed in service, we expect that our book carrying value for each vessel will be approximately $80.0 million, which is significantly below the expected market value of Jones Act-qualified vessels of this age, type, size and specifications.

We believe our two newbuild MPSVs will represent the newest, most technologically advanced MPSVs in the industry; in fact, our vessels will represent the only Jones Act-qualified newbuild vessels that have been delivered since 2016. We believe that the differentiated capabilities of these vessels will allow us to satisfy our customers’ more demanding projects and enable us to secure vessel dayrates at the higher end of the spectrum, further enhancing our financial margins and profitability. Upon delivery, we anticipate that both vessels will have the ability to assist in subsea construction, light well intervention, and offshore wind installation projects with the ability to also support our military end-market opportunities.

Rendering of 400’ Class HOS MPSV Expected to Deliver 2027
Shore-Based Facility
We own long-term lease rights to a port facility located in Port Fourchon, Louisiana, referred to as “HOS Port.” Port Fourchon’s proximity to the deepwater and ultra-deepwater U.S. GoA provides a strategic logistical advantage for servicing drilling rigs, production facilities and other offshore installations and work sites. We also are able to stage equipment and cargos in support of such services and can also perform some of our own maintenance, outfitting and other in-the-water shipyard repair activities. Developed as a multi-use facility, Port Fourchon has historically been a land base for offshore oil support services and the Louisiana Offshore Oil Port, or LOOP. According to the Greater Lafourche Port Commission website as of March 31, 2026, Port Fourchon currently services over 95% of the U.S. GoA’s deepwater and ultra-deepwater energy production.

HOS Port Facility in Port Fourchon, Louisiana

The HOS Port facility has approximately 8 and 9 years remaining through renewal options on the current leases for the two adjacent parcels, respectively. The combined acreage of HOS Port is approximately 60 acres with total waterfront bulkhead of nearly 3,000 linear feet. HOS Port not only supports our existing fleet and customers’ deepwater and ultra-deepwater logistics requirements, but it underscores our long-term commitment to and our long-term outlook for the deepwater and ultra-deepwater U.S. GoA.
Customer Markets and Applications
The market for OSVs and MPSVs has changed dramatically over the last decade, driven by vastly more complex offshore oil and gas production requirements in deepwater and ultra-deepwater regions, requiring highly-capable vessels. Moreover, such shifts in oilfield demand fundamentals have been complemented by incremental demand from emerging non-oilfield customer markets, including military support services, renewable energy development, HADR, aerospace and other non-oilfield service offerings that can benefit from the capabilities of our unique vessel classes. In response to changing market conditions and customer demand, we regularly transfer vessels between and within our core geographic regions and adapt equipment and features of our vessels to best meet potential revenue opportunities. Each customer market has specialized service needs and vessel requirements and we believe our flexible fleet enables us to adapt to changing demand across our markets. Historically, most of our revenues were generated by deepwater and ultra-deepwater oil and gas drilling support activities; however, for the three months ended March 31, 2026, only 40% of our revenues were attributed to oil and gas drilling support activities. The remaining approximately 60% of our revenues were generated away from the drill bit, with approximately 18% coming from oilfield specialty services, including offshore IRM, subsea construction and equipment installation, as well as decommissioning and plugging and abandonment work, approximately 19% coming from military support services and approximately 23% coming from other non-oilfield support services, including offshore wind development, construction and support services. As we continue to diversify our customer markets, we expect the non-oilfield markets to continue contributing a significant portion of our revenues in the future.
Oilfield Services
We predominantly serve our oilfield customers in the U.S. GoA, Mexico, the Caribbean, Northern South America and Brazil. Our vessels provide support to offshore oil and gas exploration and production companies in two key areas: (i) oilfield drilling support and (ii) oilfield specialty services. Drilling support provides services that are specifically related to offshore drilling and production activities. This includes the transportation of drilling equipment, such as wellheads and drill pipe, as well as drilling fluids and other bulk products used in the development of new exploration wells and their subsequent production activities. Oilfield specialty services support ongoing or recurring oilfield activities, such as equipment installation services, IRM, flowback, well testing, pipeline flushing, decommissioning, and worker accommodations and transportation. In combination, we offer our oilfield customers a comprehensive range of vessel types and service offerings that cover the entire value chain of offshore hydrocarbon development. Additionally, we operate a shore-based port facility located in Port Fourchon, Louisiana, from which port city 95% of all U.S. GoA oil and gas production is serviced. At our facility, we can stage modular equipment and cargos in support of such services and can also perform some of our own maintenance, outfitting and other in-the-water topside shipyard repair activities.
The offshore oil and gas industry operates globally. During the last three decades, the industry has undergone significant technological change driven by the ability to explore and produce hydrocarbons in deepwater and ultra-deepwater regions utilizing floating drilling and production units. In addition to the ability to operate in very deep water, technological advances have also made it possible for hydrocarbon resources to be detected, drilled for and produced at extreme well depths, with some reaching depths of 40,000 feet. These extremely deepwater, deep-well regions are highly prolific, with some achieving production rates exceeding 100,000 barrels per day from deposits that could remain productive for decades. Developing and operating wells in these conditions requires highly specialized knowledge and equipment. In addition to contending with extreme deepwater and deep well depths, these projects present challenges involving high temperatures and pressures within reservoirs and the associated difficulties of safely bringing those resources to the surface, processing them and then transporting them to shoreside locations. Most of the known deepwater and ultra-deepwater deposits are located offshore West Africa, the eastern coast of South America—dominated by Brazil and more recently, Guyana—and the U.S. GoA. Certain of our primary markets for oilfield services are the cabotage-protected U.S. GoA, Mexico and Brazil. Today, deepwater and ultra-deepwater production accounts for approximately 90% of all offshore production in the U.S. GoA. According to the 2026 EIA Outlook, the U.S. GoA production is expected to account for approximately 14% of total forecast U.S. crude oil production in each of 2026 and 2027. While the U.S. GoA is one sea, its hydrocarbon resources are geopolitically divided between the United States and Mexico. Deepwater and ultra-deepwater drilling and production has been active for nearly three decades in the U.S. GoA. The Mexican deepwater and ultra-deepwater U.S. GoA, however, is in its early days of development, driven mostly by constitutional and regulatory changes in Mexico that only recently opened these regions to development by international companies that have the required technological and financial capability to develop these complex projects. Because some of the geologic formations are shared, Mexican deepwater and ultra-deepwater reservoirs and lease blocks are expected to prove to be as highly productive as neighboring U.S. formations.
The distance of deepwater and ultra-deepwater projects from shore, together with their water and well depths, require large amounts of bulk drilling materials and related supplies. To address the challenges of deepwater and ultra-deepwater projects for our customers, our in-house team of naval architects and marine engineers have designed, constructed and acquired various classes of proprietary vessels that maximize liquid mud and dry bulk capacities and feature larger open deck space. Moreover, larger vessels reduce the transport-related carbon intensity compared to smaller vessels since they can carry on a single voyage significantly greater amounts of materials than smaller vessels with roughly the same fuel efficiency while in transit. Our fleet of ultra high-spec OSVs equips us to more efficiently and more safely service our customers’ offshore operations by reducing the number of vessels required to execute an offshore project. With 6,100 DWT, our HOSMAX 310 and 320 vessels are the largest ultra-deepwater OSVs available in the world, with the exception of our two even larger vessels. With 8,000 DWT, our HOS Flex 370 vessels are the two largest OSVs in the world and are well-qualified to also operate as oil and chemical tankers.
Deepwater and ultra-deepwater successes have driven further innovation around the infrastructure required to produce and transport ashore the abundant resources that have been discovered. The challenges of working in deepwater and ultra-deepwater have pushed the development of technologies to place infrastructure directly onto the seafloor, as opposed to a platform that is fixed to the seafloor, which is characteristic of shallow water regions. The process of building out this subsea oilfield requires vessels to transport infrastructure to location, install infrastructure to subsea points and inspect, repair and maintain them throughout the multi-decade life of a field. When hydrocarbons are brought to the surface, they are gathered from multiple subsea locations through pipelines to a single deepwater or ultra-deepwater floating “top-side” production facility. These “top-side” production facilities take years to design, engineer, transport and install, and often cost billions of dollars, representing a significant source of demand for vessel services during their installation and commissioning. More recently, deepwater and ultra-deepwater producers have capitalized on their existing deepwater and ultra-deepwater infrastructure to gain efficiencies through the use of “tie-backs.” A tie-back allows a deepwater or ultra-deepwater well to be produced without having to install a new top-side facility by “tying the well back” to a nearby existing top-side facility accessible to the new well location. Tie-backs require the installation of subsea infrastructure to connect the well to the remote “top-side” facility, which requires the services of vessels like our MPSVs.

Rendering of Subsea Oilfield Infrastructure

Demand for OSVs, as evidenced by dayrates and utilization rates, is primarily driven by offshore oil and natural gas exploration, development and production activity. Such activity is influenced by a number of factors, including the actual and forecasted price of oil and natural gas, the level of drilling permit activity, capital budgets of offshore exploration and production companies, and the repair and maintenance needs of the floating and subsurface deepwater and ultra-deepwater oilfield infrastructure.
The leading demand indicator for our OSVs is the number of active drilling rigs. Each drilling rig working on deep-well projects typically requires multiple OSVs to service it, and the number of OSVs required depends on many factors, including the type of project, the location of the rig and the size and capacity of the OSVs. During normal operating conditions, based on the historical data for the number of working OSVs and floating rigs, U.S. GoA projects typically require two to four OSVs per rig and projects in Brazil occasionally require more OSVs per rig due to longer vessel turnaround times to service drill sites resulting from greater distances and logistical challenges in this region. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe and other materials than at later stages of the drilling cycle. In addition, generally more OSVs are required the farther a drilling rig is located from shore. Under normal weather conditions, the transit time to deepwater and ultra-deepwater drilling rigs in the U.S. GoA and Brazil can typically range from six to 24 hours for a vessel. In Brazil, transit time for a vessel to some of the newer, more remote deepwater and ultra-deepwater drilling rig locations are more appropriately measured in days, not hours. As of March 31, 2026, there were 60 floating drilling units operating in the United States and Latin America. Since 2013, that figure has ranged from 39 to 108 with an average of 60.
Offshore drilling is also a leading indicator for future IRM and field development activity, which is relevant to our MPSV fleet and, occasionally, some of our OSVs. However, the significant level of existing floating and subsurface infrastructure across the United States and Latin America provides ongoing and growing requirements for MPSVs, which are utilized to inspect, repair, maintain, upgrade, expand and ultimately decommission existing fields.
Our MPSVs are principally commissioned by our deepwater and ultra-deepwater oilfield customers for IRM activities, which includes the subsea installation of well heads, risers, jumpers, umbilicals and other equipment placed on the seafloor. MPSVs are also used in connection with the setting of pipelines, the commissioning and de-commissioning of offshore facilities, the maintenance and/or repair of subsea equipment and the intervention of such wells, well testing and flow-back operations and other sophisticated deepwater and ultra-deepwater operations.
Further, nearly all of our oilfield customers have pledged reductions in their GHG and carbon emissions across their global operations. We believe that these efforts enhance the value of their U.S. GoA operations and prospects due to its relatively low carbon intensity. According to Wood Mackenzie’s Emissions Benchmarking Tool, U.S. GoA deepwater’s weighted average emissions intensity in 2025 was 7.48 tCO2e/kboe compared to a global weighted average of 21.88 tCO2e/kboe.

HOS Warland Setting Subsea Equipment

Non-Oilfield Services
Military Support Services (U.S. Government and Navy Support)
Since 2006, we have been a prominent, private sector service provider to the U.S. military by delivering vessels that support their readiness and security. Our military service capabilities are a growing component of our service portfolio and military support is an end-customer market that is of particular importance given the stability provided by the U.S. government’s desire to execute long-term service agreements with qualified private contractors.
The United States has relied on private vessel owners and operators comprising the U.S. Merchant Marine to provide vessels that support U.S. military readiness and security, as well as peacetime and wartime services. U.S. government charters of specialized vessels, including OSVs and MPSVs, have increased as government customers, particularly the United States Navy, have recognized the broad utility of these vessels. We support our government customers in two key service offerings primarily from the East and West Coasts of the United States. We developed, constructed and sold to the United States Navy four U.S. Navy vessels that provide specialized services to the Ballistic Missile Submarine fleet. Because of the mission and expertise required for the operation of these vessels, we operate and maintain these vessels for the United States Navy pursuant to an O&M contract. In addition, we own, operate and charter to the U.S. government vessels that perform a variety of other missions for the United States Navy. These missions include submarine rescue and recovery, transportation services and training drills, autonomous vessel support, subsea survey and other services. We were also awarded a contract by the United States Marine Corps to develop a prototype amphibious landing vessel for its use in the near-shore deployment of troops and vehicles in logistically remote areas around the world.
Most contracts for work that we perform for the United States Navy are awarded by the MSC, which is an agency within the U.S. Navy that charters vessels for all United States Armed Forces. MSC publicizes its requirements for marine services, and we typically engage in a competitive process in order to be awarded such work. Occasionally, we are awarded charters on the basis of a sole-source award if the project requires specialized services. Our current O&M contract was awarded on a sole-source basis.

HOS Blocking Vessel Alongside SSB Using Proprietary Technology Developed by HOS
Renewable Energy
Renewable energy, and particularly the U.S. offshore wind market is in its early stage of development and shows potential as an emerging market for our services domestically. We expect most of the U.S. offshore wind projects to require U.S.-flagged, Jones Act-qualified vessels like ours. Offshore windfarm construction and operation requires many of the core competencies and vessel requirements developed and utilized in offshore oil and gas operations.
For instance, the use of DP technology and the ability to transfer people and equipment from a vessel to an offshore installation will be required over the life of an offshore windfarm. Offshore wind vessel requirements span three general periods. The pre-construction survey phase requires survey vessels to ascertain sea bottom, sea state and wind conditions. The construction and installation phase is the most vessel-intensive. Among the vessels required are:
•	installation vessels that install foundations, monopiles and wind turbines;

•	cable-lay vessels required to install electrical transmission lines between and among units in the field and an offshore or shore-based electrical grid;
•	MPSVs and flotels necessary to provide a variety of offshore construction, monitoring and accommodation support for windfarm personnel; and
•	OSVs to move equipment from shore to offshore locations.
The Trump Administration has taken action to delay or cause the cancellation of several offshore wind projects. Despite these actions, ongoing or completed projects are likely to proceed and continue to create demand for domestic offshore maritime services. Our fleet is capable of handling the full array of services required for offshore wind construction, installation and maintenance. We know of only three Jones Act-qualified SOVs or C/SOVs that have been delivered or are under construction. Thus, we believe these types of vessels, which are uniquely suited for offshore wind projects, will be utilized for the projects unaffected by the current administration’s actions. Additionally, due to muted supply increases, these types of vessels may be under-supplied if offshore wind construction is restarted following the moratorium that has been in place since January 2025. However, continued growth of the offshore wind market in the U.S. is not guaranteed and is subject to change, and we intend to continue monitoring such market closely.
Once an offshore windfarm is installed and operational, it requires ongoing services and maintenance provided by a C/SOV, as well as crew transfer vessels to transfer crew between shoreside locations and among offshore wind sites. While pre-construction and construction period vessels are likely to be required for shorter periods in order to execute specific development tasks, C/SOVs and crew transfer vessels are required for the life-of-farm and are typically contracted for five to ten years.
We have recently provided and are currently providing the offshore wind industry with vessels performing walk-to-work services, subsea survey and site-clearing and bubble curtain operations. We expect that our MPSVs will be utilized in offshore windfarm development, as they possess the necessary lifting, DP-capability and accommodations required for offshore construction support. C/SOVs and crew transfer vessels are required to be Jones Act-qualified to engage in the coastwise trade. We believe that given high U.S. shipyard construction costs, it is more economically feasible to utilize existing high-spec domestic vessels for the offshore wind industry. We recently converted one of our U.S.-flagged, Jones Act-qualified, HOSMAX 280 DP-2 OSVs into a dual-use C/SOV + Flotel MPSV, which delivered in early November 2025 and commenced a charter to support an offshore wind project off the U.S. East Coast. We consider the vessel to be dual-use in that it is outfitted to also provide accommodation support services in the offshore oilfield market.

HOS Rocinante - CSOV Converted and Delivered 2025 for Offshore Wind Services
Other Non-Oilfield Services
The versatility of our vessels allows us to support communities in our core geographic areas by providing other non-oilfield services, including HADR, and service to the aerospace and telecommunications industries. For example, our fleet can support oil spill relief, hurricane recovery, vessel salvage and a broad range of search and rescue operations by deploying vessels to high-need areas in response to natural disasters or crises and providing those affected with lifesaving supplies and equipment. Our HADR contracts are difficult to predict, given the unexpected and calamitous nature of these projects. Nevertheless, as our reputation, proximity, scale, past experience and fleet relevance for such assistance has grown over the years, we are typically involved in at least one such response annually.

HOS Caledonia responding to Hurricane Maria in Puerto Rico
Additionally, our vessels are equipped to support aerospace launches that call for rocket component landing and recovery capabilities.
Contracting Practices
Non-Government Customers
Our offshore energy customer charters are the product of either direct negotiation or a competitive proposal process, which evaluates vessel capability, availability and price. Our primary method of chartering is through direct vessel negotiations with our customers on either a long-term or spot basis. In the international market, we sometimes charter vessels through local entities in order to comply with cabotage or other local requirements. Some charters are solicited by customers through international vessel brokerage firms, which earn a commission that is customarily paid by the vessel owner.
We have entered into master agreements with certain non-governmental customers, pursuant to which customers may place individual work orders for specific charters. These master agreements are framework agreements that generally include non-economic terms such as administrative matters and indemnification and insurance provisions. However, these master agreements do not obligate us to provide services to any customers, and do not obligate such customers to hire us for any particular project, absent agreement on specific work orders, and the key economic terms of each charter. Such terms, including the specific vessel, length of charter, operating area, termination provisions and dayrates, are set forth in these individual work orders. The charters with customers with whom we have not entered into a master agreement contain provisions that are generally consistent with the terms contained in the master agreements and individual work orders, but are entered into on an individual basis.
Our charters with these customers, whether on a long-term or spot basis, primarily govern the length of the term and the rate charged by us for a vessel. The charters have terms varying from a few days to three years (or longer in certain circumstances). The charters include a fixed dayrate for the primary term whereby for each day that the vessel is under contract to the customer, we earn a fixed amount of charter hire for making the vessel available for the customer’s use, and the dayrate payable for any extension of the charter. These dayrates are based on market rates at the time of entry into each charter. However, long-term charters sometimes contain “cost pass-through” provisions that permit us to increase our dayrates to be compensated for certain increased operational expenses or regulatory changes. Many of these charters require the customer to pay a substantial fee for early termination of the charter. Our charters also contain customary insurance and indemnification provisions. These indemnification provisions generally provide that we will indemnify the counterparty for claims for loss or for damage to property, equipment, material and supplies, claims arising from the control, removal, restoration and cleanup of all pollution or contamination, arising from or on account of pollution or contamination which originates from our vessel and other customary coverage.
U.S. Government Customers
The process for entering into charters with the U.S. government entails the applicable agency posting requests for proposals or solicitations for vessel projects and our bidding on chosen jobs by completing an offer responsive to such solicitations. Once finalized, we will execute a Solicitation, Offer and Award contract with the U.S. government, which will incorporate standard forms of contract issued by the U.S. government, such as for example, a “Specialtime” form for the time chartering of vessels, or an O&M contract if the scope of work is to operate and maintain a government vessel. Similar to the work orders for many of our non-government charters, each Solicitation, Offer and Award contract contains the specific commercial terms for a vessel charter, including the fixed term (typically one to five years for government charters), dayrate and place of delivery. If the applicable agency awards us the charter, the vessel order is governed by the applicable form of contract related to the services provided, the FARs or the D-FARs. Certain clauses of the FARs and D-FARs are incorporated by reference into the Solicitation, Offer and Award contract or O&M Contract, as applicable, and these clauses contain requirements for managing a contract after the award, including conditions under which contracts may be terminated and customary indemnification. While the specific chartering process with the U.S. government is different from the chartering process for our other customers, the description of the general terms of our charters in the last paragraph of “—Non-Government Customers” above generally applies to our U.S. government charters as well.
Competition
The offshore support vessel industry is highly competitive. Competition primarily involves such factors as:
•	quality, capability and age of vessels;
•	quality, capability and nationality of the crew members;
•	ability to meet the customer’s schedule and specific logistical requirements;
•	safety record, reputation and experience;
•	price; and
•	cabotage laws.
The U.S. GoA, Mexico and Brazil each have cabotage laws that provide us varying levels of insulation from foreign sources of competition that may be unwilling to invest capital or otherwise satisfy local ownership, crewing, tax and/or build requirements. As such, cabotage-protected markets create meaningful barriers to entry for foreign-flagged vessels.
Our high-spec OSVs are predominantly U.S.-flagged vessels, which qualify them under the Jones Act to engage in the U.S. domestic coastwise trade. The Jones Act restricts the ability of vessels that are foreign-built, foreign-owned, foreign-crewed or foreign-flagged from engaging in coastwise trade in the United States. The transportation services typically provided by OSVs constitute coastwise trade as defined by the Jones Act. See “Risk Factors” for a more detailed discussion of the Jones Act. Consequently, competition for our services in the U.S. GoA is largely restricted to other U.S. vessel owners and operators, both publicly and privately held. Internationally, our OSVs compete against other U.S. owners, as well as foreign owners and operators of OSVs. Some of our international competitors may benefit from a lower cost basis in their vessels, which are usually not constructed in U.S. shipyards, as well as from lower crewing costs and favorable tax regimes. While foreign vessel owners cannot engage in U.S. coastwise trade, some cabotage laws in other parts of the world permit temporary waivers for foreign vessels if domestic vessels are unavailable. We and other U.S. and foreign vessel owners have been able to obtain such waivers in the foreign jurisdictions in which we operate. In addition, the U.S. high-spec and ultra high-spec vessel supply is highly restricted with long lead times for new construction. High newbuild costs result in unfavorable return economics for newbuilds, which is exacerbated by limited pools of available capital to make investments into new fleet construction.
Many of the services provided by MPSVs do not involve the transportation of passengers or merchandise and therefore are generally not considered coastwise trade under U.S. and foreign cabotage laws. Consequently, MPSVs face competition from both foreign-flagged vessels and U.S.-flagged vessels for non-coastwise trade activities. However, Jones Act-qualified MPSVs can engage in domestic transportation, ancillary to their other services, which can give them a competitive advantage in the United States.
Competition in the MPSV industry is significantly affected by the particular capabilities of a vessel to meet the requirements of a customer’s project, as well as price. While operating in the U.S. GoA, our MPSVs are required to utilize U.S. crews while foreign-owned vessels have historically been allowed to employ non-U.S. mariners, often from nations with lower, or no, minimum wage standards. U.S. crews are often more expensive than foreign crews. Also, foreign MPSV owners may have more favorable tax regimes than ours. Consequently, prices for foreign-owned MPSVs in the U.S. GoA are often lower than prices we can charge. Finally, some potential MPSV customers are also owners of MPSVs that will compete with our vessels.
In Mexico, the cabotage laws limit the citizenship of owners and operators of Mexico-flagged vessels and limit Mexican shipping activities to companies that comply with those ownership restrictions. Foreign vessels can be flagged into the Mexican registry. Mexico-flagged vessels must be Mexican crewed. In Brazil, only vessels constructed in Brazil may be Brazil-flagged. A limited exception to be Brazilian-built requirement is for a vessel that is foreign built and whose maiden voyage is to Brazil and which pays Brazilian importation duties. Brazil-flagged vessels must also employ Brazilian crew, but the citizenship of the owners of a Brazilian shipping company is not regulated.
We continue to observe intense scrutiny by our customers on the safety and environmental management systems of vessel operators. As a consequence, we believe that deepwater and ultra-deepwater customers are increasingly biased towards companies that have demonstrated a financial and operational commitment and capacity to employ such systems. We believe this trend will, over time, make it difficult for small enterprises to compete effectively in the deepwater and ultra-deepwater OSV and MPSV markets.
Although some of our principal competitors are larger or have more extensive international operations than we do, we believe that our operating capabilities and reputation for quality and safety enable us to compete effectively in the market areas in which we operate or intend to operate. Moreover, we believe that the relatively young age and advanced features of our OSV and MPSV fleet provide us with additional competitive advantages. As of March 31, 2026, our total fleet of 58 OSVs and 15 MPSVs included two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with Surety, as discussed further in “—Description of Our Business and Fleet—Newbuild MPSVs.” At that date we operated an active OSV fleet of 37 vessels of which approximately 99% were categorized as high- or ultra high-spec. These high- and ultra high-spec vessels range in age from 10 to 24 years with a weighted-average fleet age, based on DWT, of 13.9 years. In fact, approximately 84% of these vessels have been constructed since January 1, 2008, and 100% have DP-2 capabilities. Similarly, our active MPSV fleet is comprised of 10 vessels that range in age from 10 to 25 years with 100% of those vessels possessing DP-2 or DP-3 capabilities.
Customer Dependency
Our oilfield customers are generally large, independent, integrated or nationally-owned oil or oilfield service companies. These firms are relatively few in number. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken by such customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. Our primary government customer is the MSC, a department that is responsible for the contracting of marine vessels and services for all branches of the United States Armed Forces. For the three months ended March 31, 2026, MSC was the only customer that accounted for 10% or more of our consolidated revenues. Our charters with MSC are subject to individual Solicitation, Offer and Award contracts or O&M contracts and the applicable FARs and D-FARs, consistent with our chartering process with other U.S. government customers as described in “—Contracting Practices—U.S. Government Customers.”
The specific customers accounting for over 10% of our consolidated revenues for any period typically vary from period to period over time, and the multiple separate charters with each of these customers are typically entered into on one-time or “spot” bases with no material ongoing obligations thereunder once completed. For further discussion of significant customers, see Note 4 to our Quarterly Financial Statements included elsewhere in this proxy statement/prospectus.
Geographic Areas
The table below presents revenues by geographic region(1) for the three months ended March 31, 2026 and 2025 and the years ended December 31, 2025 and 2024 (in thousands):

	Three Months Ended March 31,				Year Ended December 31,
	2026	% of Total	2025	% of Total	2025	% of Total	2024	% of Total
United States	$119,586	69.2%	$91,737	65.6%	$510,942	71.0%	$478,052	74.6%
International(2)(3)	53,135	30.8%	48,088	34.4%	208,888	29.0%	162,799	25.4%
	$172,721	100.0%	$139,825	100.0%	$719,830	100.0%	$640,851	100.0%

(1)	Hornbeck attributes revenues to individual geographic regions based on the location where services are performed.
(2)
International revenues of $25.3 million, $16.7 million, and $7.5 million were attributed to services performed in Brazil, Mexico, and Colombia, respectively, for the three months ended March 31, 2026 and international revenues of $29.1 million, $7.3 million, and $8.8 million were attributed to services performed in Brazil, Mexico, and Colombia, respectively, for the three months ended March 31, 2025. Revenues attributed to other countries were not individually material for the periods presented.

(3)	International revenues of $111.8 million and $88.4 million were attributed to services performed in Brazil for the years ended December 31,

2025 and 2024, respectively. International revenues of $34.7 million and $27.5 million were attributed to services performed in Colombia for the years ended December 31, 2025 and 2024, respectively. International revenues of $33.0 million and $32.3 million were attributed to services performed in Mexico for the years ended December 31, 2025 and 2024, respectively. Revenues attributed to other countries were not individually material for the periods presented.
The table below presents net book value of property, plant and equipment by geographic region(1) as of March 31, 2026 and December 31, 2025 and 2024 (in thousands):

	As of March 31, 2026	% of Total	As of December 31, 2025	% of Total	As of December 31, 2024	% of Total
United States	$682,104	89.9%	$678,216	89.9%	$598,481	88.7%
International(2)	76,987	10.1%	75,919	10.1%	76,248	11.3%
	$759,091	100.0%	$754,135	100.0%	$674,729	100.0%

(1)
Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of Hornbeck, not the physical operating location of the asset as of any of the dates presented.

(2)
International property, plant and equipment of $64.3 million, $65.4 million, and $68.7 million were owned by certain Mexican subsidiaries of Hornbeck as of March 31, 2026, December 31, 2025, and December 31, 2024, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented.

Seasonality
Demand for our oilfield-related offshore support services is directly affected by the levels of offshore drilling and production activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and seasonal weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. In addition, we typically have an increase in demand for our vessels to survey and repair offshore infrastructure immediately following major hurricanes or other named storms in the U.S. GoA. Offshore wind construction projects on the U.S. East Coast are seasonal, typically occurring between April and September of each year. Servicing of existing offshore wind facilities with C/SOVs is expected to occur year-round. Our government business is unaffected by seasonality. Humanitarian assistance and disaster relief efforts have typically been more pervasive during the hurricane season.
Government Regulation
Environmental Laws and Regulations
Our operations are subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment, environmental protection and occupational safety and health, and our business is highly dependent on the offshore oil and gas industry, which is also subject to such laws and regulations. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict, joint and several liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs, including natural resource damages, associated with releases of oil or hazardous materials into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that future changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us and could have a material adverse effect on our financial condition, results of operations or cash flows. For example, concerns with climate change and the impact of GHG emissions have given rise to proposed legislation and regulations that could impact our operations. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.
The Oil Pollution Act of 1990 (“OPA 90”) and regulations promulgated pursuant thereto amend and augment the oil spill provisions of the Clean Water Act and impose strict, joint and several liability and natural resource damages liability on “responsible parties” related to the prevention and/or reporting of oil spills and damages resulting from such spills in or threatening U.S. waters, including the Outer Continental Shelf or adjoining shorelines. A “responsible party” under OPA 90 is the party found to be accountable for the discharge or substantial threat of discharge of oil from a vessel or facility, which includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns strict, joint and several liability to each responsible party for containment and oil removal costs, as well as a variety of public and private damages including the costs of responding to a release of oil, natural resource damages, damages for injury to, or economic losses resulting from, destruction of real or personal property of persons who own or lease such affected property. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are currently the greater of $1,300 per gross ton or $1,076,000. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulations. In addition, for an Outer Continental Shelf facility or a vessel carrying crude oil from a well situated on the Outer Continental Shelf, the limits apply only to liability for damages (e.g., natural resources, real or personal property, subsistence use, reserves, profits and earnings capacity, and public services damages). The owner or operator of such facility or vessel is liable for all removal costs resulting from a discharge or substantial threat of discharge without limits. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. As required, we have provided satisfactory evidence of financial responsibility to the USCG for all of our vessels when required by law. OPA 90 does not preempt state law, and states may impose liability on responsible parties and requirements for removal beyond what is provided in OPA 90.
OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan. We have engaged the Marine Spill Response Corporation to serve as our Oil Spill Removal Organization for purposes of providing oil spill removal resources and services for our operations in U.S. waters as required by the USCG. In addition, our Tank Vessel Response Plan and Non-Tank Vessel Response Plan have been approved by the USCG.
The Clean Water Act imposes restrictions and strict controls on the discharge of pollutants into federal waters and provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities. The Clean Water Act also imposes liability for the costs of removal and remediation of an unauthorized discharge, including the costs of restoring damaged natural resources. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum or other pollutants in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials and liquid mud used in drilling activities, which contain oil and hazardous substances. We maintain vessel response plans as required by the Clean Water Act to address potential oil, fuel and hazardous substance spills.
The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or the “Superfund” law, and similar laws impose liability on certain classes of persons, without regard to fault or the legality of the original conduct, who are considered to be responsible for releases of hazardous substances, pollutants and contaminants into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances, pollutants and contaminants. CERCLA assigns strict, joint and several liability to each responsible party for response costs, as well as natural resource damages. Under CERCLA, responsible parties include not only owners and operators of vessels but also any person who arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of hazardous substances, and any person who accepted hazardous substances for transport to and selected the disposal or treatment facilities. Thus, we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time and in compliance with existing laws and regulations.
The Resource Conservation and Recovery Act regulates the management, generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe treatment, storage and disposal of wastes. States having jurisdiction over our operations also have their own laws governing the generation and management of solid and hazardous waste. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in material compliance with the Resource Conservation and Recovery Act and analogous laws.

On December 4, 2018, the Vessel Incidental Discharge Act was enacted, which requires the U.S. Environmental Protection Agency (the “EPA”) to develop, through rulemaking, new national standards of performance for commercial vessel incidental discharges. In October 2020, the EPA proposed national standards of performance, and in October 2023, the EPA supplemented the proposed rulemaking, providing additional USCG data and supplemental regulatory options being considered by the EPA for discharge from ballast tanks, hulls and niche areas, and graywater systems, informed by public comments to the initial proposed rule. The final rule was published in the Federal Register in October 2024, which will be followed by a USCG rulemaking process to issue enforcement regulations, with a deadline set by the Vessel Incidental Discharge Act of two years after the EPA’s final rule. In the interim, the existing vessel discharge requirements established through the 2013 Vessel General Permit under the National Pollutant Discharge Elimination System still apply. In addition, the International Maritime Organization’s, or IMO, International Convention for the Control and Management of Ships’ Ballast Water and Sediments otherwise known as the Ballast Water Management Convention, or BWMC, became effective on September 8, 2017. The BWMC has similar standards to that of the USCG and EPA ballast water regulations. These regulations require all of our existing vessels to meet certain standards pertaining to ballast water discharges. An exemption to certain compliance requirements in the U.S. is provided for vessels that operate within an isolated geographic region, as determined by the USCG and the EPA, respectively. Most of our vessels operating in the U.S. GoA are exempt from the ballast water treatment requirements. However, for non-exempt vessels, ballast water treatment equipment may be required to be utilized on the vessel. We have currently estimated the cost of compliance with either the EPA’s vessel discharge requirements or the BWMC to be approximately $250,000 per vessel that is required to be fitted with a treatment system.
The U.S. Department of the Interior (the “DOI”) issues regulations governing oil and gas operations on federal lands and waters and imposes obligations for establishing financial assurance for decommissioning activities. In 2023, the DOI finalized a new five-year offshore leasing plan for the U.S. GoA that substantially limits offshore lease sales. Legal challenges to the leasing plan could delay or suspend offshore lease auctions, adversely affecting our customers’ businesses and reducing demand for our services. On November 14, 2025, the Trump Administration’s DOI issued an order titled “Unleashing American Offshore Energy,” which directed the BOEM to terminate the Biden Administration’s 2024 to 2029 National Outer Continental Shelf Oil and Gas Leasing Program and replace it with a more expansive leasing program by October 2026.
The Clean Air Act regulates the emission of air pollutants resulting from industrial activities. Between 2008 and 2015, the EPA phased-in Tier 4 emission standards for the exhaust of marine diesel engines applicable to engine manufacturers and vessel owners, including our fleet, which are equivalent to the regulations adopted in IMO amendments to the 1973 International Convention for the Prevention of Pollution of Ships, as modified by the Protocol of 1978 (or MARPOL 73/78), as discussed further below. The standards were adopted to reduce emission of particulate matter and nitrogen oxides and require vessel owners to conduct engine maintenance, periodic surveys and certification requirements for marine diesel engines. In August 2020, the EPA amended the Tier 4 emission standards to allow additional lead time for engines used in certain high-speed vessels due to manufacturing concerns and streamlined engine certification requirements to facilitate or accelerate certification of Tier 4 marine engines with high power densities. Significant costs may be incurred in the event a marine diesel engine requires replacement, and replacement engines may be required to comply with a higher emissions standard than the engine being replaced. In addition, the 2008 California Air Resources Board’s Commercial Harbor Craft Regulation requires the phase-out of older engines with engines meeting higher emissions standards by certain compliance timelines in regulated California waters, and in 2022, was amended to expand applicability to additional vessel types and require cleaner upgrades or newer technology. To the extent that such current or future federal or state regulations may apply to our operations or vessels, we could be responsible for the costs associated with compliance.
IMO amendments to the International Convention for the Prevention of Pollution from Ships, 1973, or MARPOL, reduced the permitted sulfur content of any fuel oil used on board ships from 3.5% to 0.5% globally, effective January 1, 2020. While operating within designated Emission Control Areas, such as within 200 nautical miles of North America, the sulfur content limit is 0.1%. The IMO’s Anti-Fouling System Convention prohibits the use of certain coatings used to prevent the growth of marine organisms. Amendments to this Convention were adopted in June 2021 and became effective on January 1, 2023, to prohibit anti-fouling systems containing cybutryne. Our vessels are coated with approved anti-fouling paint systems and maintained in accordance with the Convention.
Present and future legislation, regulation and treaties centered on the protection of marine mammals and other ocean life may also impact our operations. For example, in the United States, regulations implemented pursuant to the Marine Mammals Protection Act, the Endangered Species Act and the National Marine Sanctuaries Act impose vessel speed restrictions, minimum marine mammal approach distances and strike reporting, and prohibit vessel entry in certain protected areas, with the same or similar regulations on the international level. Additionally, in March 2023, the United Nations Convention on the Law of the Sea proposed a draft agreement on the conservation and sustainable use of marine biological diversity of areas beyond national jurisdiction, aiming to promote the conservation and sustainable use of marine biological diversity on the high seas, which was formally adopted in June 2023, and was ratified in September 2025. The agreement entered into force on January 17, 2026 and creates a legal framework for the establishment of marine protected areas and requires environmental impact assessments for activities with the potential to impact the marine environment on the high seas. We have implemented a Marine Mammal Watch and Avoidance procedure in accordance with guidelines provided by the National Oceanic and Atmospheric Administration (“NOAA”) and comply with vessel speed restrictions and other requirements implemented by NOAA.
Climate Change
Climate change continues to attract considerable international, national, regional, state and local attention. Although no comprehensive federal climate change legislation regulating the emission of GHGs or directly imposing a price on carbon has been implemented to date in the United States, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols designed to address global climate change issues. For example, over the past decade, the IMO adopted international mandatory measures to improve ships’ energy efficiency, as well as an initial strategy on the reduction of GHG emissions from shipping and regulatory measures to implement that strategy. Internationally, the United Nations-sponsored “Paris Agreement” requires member states to individually determine and submit non-binding emissions reduction targets every five years after 2020. The Biden Administration recommitted the U.S. to the Paris Agreement in January 2021, and, in April 2021, announced a target to cut U.S. GHG emissions to 50-52 percent of 2005 levels by 2030. However, in January 2025, the Trump Administration issued executive orders directing the immediate notice to the United Nations of the United States’ withdrawal from the Paris Agreement and all other agreements made under the United Nations Framework Convention on Climate Change. Additionally, at the 28th Conference of the Parties (“COP28”), member countries agreed to the first “global stocktake,” which calls on countries to contribute to global efforts to mitigate climate change, including a tripling of renewable energy capacity and doubling energy efficiency improvements by 2030; phasing out inefficient fossil fuel subsidies; and transitioning away from fossil fuels in energy systems. At the 29th Conference of the Parties, member countries agreed, among other things, on rules to operationalize international carbon markets under Article 6 of the Paris Agreement. However, the United States did not send an official delegation to the 30th Conference of the Parties. On January 7, 2026, the Trump Administration issued an executive order directing the United States to withdraw from the United Nations Framework Convention on Climate Change.
While the EPA issued a rule rescinding its 2009 “Endangerment Finding” under the Clean Air Act and related federal GHG standards in February 2026, multiple legal challenges are pending and many U.S. state and local leaders as well as foreign national or multinational governments have intensified or stated their intent to intensify efforts to support international climate commitments and treaties, in addition to developing programs that are aimed at reducing GHG emissions such as by means of cap and trade programs, carbon taxes, encouraging the use of renewable energy or alternative low-carbon fuels, or imposing new climate-related reporting requirements. For example, cap and trade initiatives to limit GHG emissions have been introduced in the European Union and certain U.S. states. In addition, California passed into law the Climate Corporate Data Accountability Act (SB 253) and the Climate-Related Financial Risk Act (SB 261) in October 2023, which require certain companies that do business in California and meet certain annual revenue thresholds to publicly disclose their Scopes 1, 2 and 3 GHG emissions, with third-party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures. Both laws are currently subject to legal challenge and SB 261 is currently enjoined pending ongoing litigation. To the extent that these regulations may apply, we could be responsible for costs associated with complying with such regulations. Future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate could affect our costs associated with compliance. In addition, we may see indirect impacts from climate-related legislation and regulations applicable to our customers, even when not directly applicable to us. We may face costs associated with adapting to customer requirements (e.g., for emissions information, renewable fuels and technologies, engine or other equipment upgrades, or other emissions reduction measures) as our customers respond to their own climate-related compliance obligations.
More broadly, changes in GHG emissions or other climate-related international, federal, state or local legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore transportation and support services. While the Supreme Court’s decision in Loper Bright Enterprises v. Raimondo to overrule Chevron U.S.A. Inc. v. Natural Resources Defense Council, Inc. and end the concept of general deference to regulatory agency interpretations of laws introduces new complexity for federal agencies and administration of climate change policy and regulatory programs, litigation outcomes and future legislation or regulatory actions remain uncertain. Although we are currently unable to accurately predict the manner or extent of the effects of any such initiatives, legislation and regulatory programs enacted to address climate change or reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations.
Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the U.S. GoA in particular. Such conditions could also cause damage to our assets. Any of these impacts, individually or in the aggregate, could materially and adversely affect our business, financial conditions and results of operations. We are currently unable to predict the manner or extent of any such effect. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning. See further discussion in “Risk Factors—Hornbeck’s business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and/or mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect Hornbeck’s financial results.”
Management Team
Our founder-led executive management team has an average of nearly 40 years of domestic and international marine transportation industry-related experience and has worked together at Hornbeck for over 25 years. Our executives are supported by a senior leadership team that we believe has extensive continuity and industry experience that will help to sustain our business and drive long-term growth well into the future. Our team is comprised of individuals with extensive, global experience with backgrounds across many diverse fields including engineering, project management, military service, finance, accounting, tax, legal, risk management and corporate leadership. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions in domestic and foreign markets.
Employees
On March 31, 2026, we had 1,825 employees, including 1,541 vessel personnel and 284 corporate, administrative and management personnel. Excluded from these personnel totals are 57 third-country nationals that we contracted to serve on our vessels as of March 31, 2026. These non-U.S. mariners are typically provided by international crewing agencies. With the exception of 576 employees located in Mexico and Brazil as of March 31, 2026, none of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to experience good relations with our employees.
Legal Matters
We may be party to various legal proceedings and claims from time to time in the ordinary course of our business.
Mexico Litigation
In 2023, Mexican regulators challenged our right to perform cabotage services in Mexico. As a result, we have taken legal and administrative actions to preserve our cabotage privileges there, and a Mexican court ordered that our privileges be reinstated. Despite this court ruling and SEMAR receiving confirmation from the DGIE that we comply with its requirement for foreign investment, SEMAR refuses to take the necessary steps to recognize our cabotage privileges. Following the DGIE notification, we obtained further provisional relief from a Mexican court. In the first quarter of 2026, four of our Mexican-flagged vessels returned to Mexico to perform services under a long-term charter with an integrated oil company.

HORNBECK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of the results of operations, financial condition and liquidity position of Hornbeck for the three months ended March 31, 2026 and 2025 and the years ended December 31, 2025, 2024 and 2023 should be read in conjunction with the information contained in the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The following discussion and analysis of the financial condition and results of operations of Hornbeck covers periods prior to the consummation of the mergers described elsewhere in this proxy statement/prospectus and does not reflect its effect on future periods. The mergers will result in financial results that are materially different from those reflected in the consolidated financial statements of Hornbeck that are included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “Hornbeck,” “we,” “us,” or “our” refer to the business of Hornbeck Offshore Services, Inc. and its subsidiaries before giving effect to the merger and related transactions, unless the context otherwise requires or as otherwise indicated. Additionally, unless noted otherwise, discussions surrounding our vessels are as of March 31, 2026 and include two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety. Our vessels exclude the four non-owned OSVs that we operate on behalf of the U.S. Navy.
This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations and reflect our plans, estimates and beliefs. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe below, under “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”
Company Overview
Hornbeck is a leading provider of marine transportation services supporting a range of diversified offshore end-markets including oilfield specialty services and drilling support, military support services, renewable energy development and other non-oilfield service offerings, such as HADR and aerospace support services. We own a fleet of 73 offshore vessels comprised of 15 MPSVs, two of which are under construction, and 58 OSVs. In addition, we provide ongoing operation and maintenance of four highly specialized OSVs (which we previously developed, constructed, and sold to the U.S. Navy) via a long-term O&M contract. Since our founding nearly 30 years ago, we have focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of our customers across our core geographic regions spanning the United States and Latin America. Our team brings substantial industry expertise built through decades of maritime-related experience and has leveraged that knowledge to amass what we believe is one of the largest, most capable and highest specification fleets of OSVs and MPSVs in the offshore vessel industry.
Our fleet was assembled to be a market-leading provider of complex “life-of-field” maritime services for deepwater and ultra-deepwater offshore projects in select, cabotage-protected markets. As a result, we have strategically organized our fleet to focus on the high- and ultra high-spec vessel classifications, which generally provide customers with greater capacities, larger deck spaces, greater lifting capabilities, and leading-edge dynamic positioning systems. As measured by DWT capacity, approximately 85% of our total fleet is classified as either high- or ultra high-spec with DP-2 or higher classification, which we believe represents the third largest fleet of such vessels in the world. Similarly, approximately 99% of our currently active fleet of 47 vessels are classified as either high- or ultra-high spec and have an expected remaining economic useful life that exceeds 20 years. We believe that our industry leading fleet of active vessels provides our customers with a reliable and differentiated value proposition across the varied end-markets in which they operate and allows us to achieve significant, consistent operational and financial performance that is capable of generating enhanced returns for our investors.
Additionally, we have strategically chosen to operate our vessels in select geographic locations that represent what we believe are the most compelling deepwater offshore markets in the world. Many of these locations, such as the United States, Mexico and Brazil, also have regulatory protections known as cabotage laws that limit market participation for non-indigenous flagged vessels, creating high barriers to entry and advantaged supply and demand dynamics for our vessels. This allows us to execute a highly differentiated commercial strategy, optimizing vessel contracts across our portfolio of assets and diversified end-markets to maximize profitability, free cash flow generation and returns, rather than focusing primarily on asset utilization and contract tenor. Ultimately, we believe this commercial strategy has proven to be a superior business model, allowing us to strategically deploy our assets to high-demand end-markets, contract our vessels at industry-leading dayrates and consistently achieve average dayrates and financial margins that outperform our domestic public peers.

Our fleet of 15 MPSVs provides services ranging from offshore construction to recurring IRM services, as well as commissioning and decommissioning for offshore and subsea energy and infrastructure projects. Most of our MPSVs are outfitted with specialty equipment that is specifically installed for the type of work the vessel is contracted to complete, which can easily be modified to address varying customer requirements by leveraging our in-house engineering capabilities, modular accommodation units and shore-based facilities. Typically, our MPSVs are equipped with one or more deepwater cranes, have the ability to deploy one or more ROVs to support subsea work and have an installed helipad to facilitate the on- and off-boarding of specialist service providers and personnel. Our MPSVs can also be outfitted as flotels capable of providing berthing cabins, offices, catering, laundry, medical and recreational facilities for up to nearly 200 personnel for the duration of an offshore project. Given the breadth of capabilities of our MPSV fleet, our vessels are highly relevant to our customers across a broad range of end-markets that we serve, including oilfield infrastructure construction and installation, ongoing IRM services, maintenance and overhaul projects, military support services and renewable energy projects such as offshore wind. This diversification makes our fleet less vulnerable to fluctuating commodity prices or industry cyclicality and allows us to strategically reposition our assets to different customer types depending on prevailing industry trends, demand drivers and growth opportunities, helping to maximize the opportunities for each of our vessels to achieve its targeted profitability and return objectives. Since 2021, we have strategically repositioned our fleet to capture value across these diversified end-markets. As of March 31, 2026, approximately 62% of our trailing twelve-month revenues were derived from oilfield specialty and non-oilfield services, providing a more consistent operating environment for our Company that is less impacted by industry cyclicality associated with oilfield drilling operations.
Included in our pro forma fleet of 15 MPSVs are two 400-class MPSV newbuilds that are currently under construction and expected to be delivered in 2027. Based on their overall length and total lifting capacity, we expect these vessels to be the largest, most capable Jones Act-qualified MPSVs in the market, with industry- leading technologies that will make them two of the most sophisticated MPSVs in the world. Each vessel will be equipped with one 400-ton subsea crane, a secondary 100-ton crane and large berthing areas, giving them the highest level of subsea crane capacity within the Jones Act MPSV fleet. Such cranes will be capable of lifting to an industry leading water depth of 4,000 meters. The vessels will also be outfitted with integrated ROV systems and specialized below-deck tanks allowing them to engage in light well intervention. Once delivered, these two vessels have the potential to contribute significant organic growth to our underlying business and will deepen our strategic diversification across the offshore infrastructure complex. Importantly, our remaining capital expenditures to bring the vessels online are minimal compared to the cost of constructing similar vessels, creating the potential for significant upside to our scale and financial performance in the future.
Our fleet of 58 OSVs transports equipment, materials and supplies to a diverse range of offshore projects. These vessels differ from most other OSVs in the industry in that they provide increased cargo-carrying capacities capable of transporting large quantities of both deck cargoes as well as various liquid and dry bulk cargoes stored in below-deck tanks. Our OSVs are also outfitted with advanced nautical technologies, including DP capabilities that allow them to safely interface with other vessels or offshore fixed or floating assets by maintaining either an absolute or relative station-keeping position while working in rough seas. Given their size, versatility and advanced technologies, our OSVs can support the full range of “life-of-field” end-markets, including the deepwater and ultra-deepwater oilfield market, where we transport supplies and equipment to support offshore drilling rigs, production platforms and subsea construction projects, as well as provide ongoing IRM services to existing energy infrastructure. In addition, our OSVs provide offshore support to the U.S. military, where we transport supplies and provide logistical and other services for training exercises, renewable energy development, where we support the transportation and installation of infrastructure primarily for offshore wind farms, and other non-oilfield applications such as HADR and aerospace support services. By implementing our fleeting strategy, we often package our high- and ultra high-spec OSVs alongside our MPSV fleet to support major projects, creating logistical efficiencies and vessel-bundling opportunities that increase utilization and enhance both our operational and financial performance.
After enduring a multi-year down-turn in the oil and gas industry from October 2014 to June 2021 due principally to an over-supply of oil, in addition to the COVID-19 pandemic, we developed a strategic plan focused on (i) right-sizing our fleet to focus on high-spec and ultra high-spec vessels, (ii) diversifying further into oilfield services to more broadly serve customer requirements that are less reliant on drilling operations and (iii) growing our non-oilfield revenue base. As oil markets have recovered, drilling activity across our operating region has grown. Drilling in the U.S. GoA has stabilized to an active drilling rig count ranging from 17 to 20 rigs. The Brazilian rig count has increased more dramatically to 34 rigs, whereas Guyana, Suriname and other South American regions have also seen increases. Non-drilling oilfield activities have also increased, creating demand for MPSVs, and to a lesser extent OSVs. We have also seen increased activity in non-oilfield markets, with offshore wind development playing a significant part. In 2025, we had as many as eight vessels working outside of the oilfield supporting offshore wind development projects. Moreover, our services to the United States military have also increased. Geopolitical tensions, particularly in Ukraine, the Middle East and the Pacific theater, are driving increased inquiries regarding the unique capabilities of our vessels as platforms that can perform military missions. Our strategy to diversify our revenue base and high grade our fleet has produced favorable results, and we achieved our all-time highest operating results in a single quarter during the second quarter of 2025. For the three months ended March 31, 2026, we had 40% of our revenue derived from oilfield drilling operations, 18% from oilfield specialty operations, 19% from military operations and 23% from other non-oilfield operations, including wind, HADR and aerospace operations.
Oil prices remain volatile. During 2022, the domestic oil price peaked at $124 per barrel, representing a near 14-year high, which was driven by geopolitical tensions, low investment by our customers and increased demand following the COVID-19 pandemic. In 2025, the domestic oil price averaged $65.39, as supply increased and demand softened as a result of global economic weakness, especially in China. Amid the ongoing conflict in Iran, oil prices have recently risen above $110 per barrel, their highest level since 2022. Forecasts prior to the conflict called for an over-supplied oil market in 2026, which was expected to result in softer prices. However, such forecasts also called for steady increases in oil prices as supply shortages from under-investment and strengthening demand in the developing world increase the demand for hydrocarbons. An extended conflict in the Middle East would likely result in continued upward pressure on oil prices and further impact anticipated supply shortages.
Because the vast majority of our fleet is Jones Act-qualified, our primary geographic focus is in the United States, as foreign competition is limited and the supply of U.S.-built OSVs and MPSVs is not growing. The supply of OSVs and MPSVs working in the United States can have a significant impact on our utilization and pricing. As U.S.-flagged vessels are drawn into other proximate regional markets, such as Brazil and Northern South America, fewer vessels are available domestically to serve the oilfield and non-oilfield markets. This dynamic was particularly true during 2025. As of March 31, 2026, 26% of the U.S.-flagged high- and ultra high-spec OSVs were working in foreign markets, limiting the supply domestically at a time when vessel demand for offshore wind development increased, despite relatively flat demand in the U.S. GoA for drilling support.
We believe that by 2027, drilling will increase modestly in the U.S. GoA and will continue to have grown in Brazil and other Latin American markets, increasing the demand from drilling markets for our vessels. We have grown our presence in Brazil since 2021 from one vessel to eight. Two of those vessels are Brazilian-flagged and therefore have the ability to block foreign competitors. We have also increased our presence on the Northern Slope of South America. A potential threat to these positive developments is the possible movement of vessels from other parts of the world into the non-U.S. regional markets that we serve. The North Sea has been particularly soft for the last two years, owing in part to efforts to decarbonize in the U.K. and Norway. However, as oil prices increase, it is expected that drilling will likewise increase globally, dampening the temptation of foreign operators to mobilize vessels into our Latin American markets at a high cost. During 2026, we expect that offshore wind development projects currently under construction in the United States will continue to develop, notwithstanding the Trump Administration’s efforts to curtail future offshore wind development. Several such projects in development will likely be completed over the next several years. These projects are vessel intensive and, because they are located in the United States, require Jones Act-qualified vessels for much of the work. In March 2026, we renewed our contract with the United States Navy for another circa five years to provide operations and management services for four vessels that we sold to the United States in 2015. Moreover, we expect other government chartering opportunities to materialize, especially given escalation of geopolitical tensions around the world.
In Mexico, we have faced challenges on several fronts, notwithstanding the enormous potential of that country’s deepwater prospects. Our fleet of Mexican-flagged vessels is comprised of 10 OSVs and two MPSVs. In 2023, Mexican regulators challenged our right to perform cabotage services in Mexico. As a result, we have taken legal and administrative actions to preserve our cabotage privileges there, and a Mexican court ordered that our privileges be reinstated. Despite this court ruling and SEMAR receiving confirmation from the DGIE that we comply with its requirement for foreign investment, SEMAR refuses to take the necessary steps to recognize our cabotage privileges. Following the DGIE notification, we obtained further provisional relief from a Mexican court. Concomitantly, the Mexican offshore market has deteriorated significantly owing to the departure of several international oil companies (“IOCs”) that faced administrative and other challenges under the prior administration and PEMEX’s financial deterioration, which has left a large portion of its supply- and service-chain unpaid for over a year. We were able to mobilize 73% of our active Mexican-flagged vessels into adjacent regional markets during this period of market uncertainty in Mexico. Only one Mexican-flagged MPSV and two Mexican-flagged OSVs operated in Mexico during 2025. The charterer of that MPSV is working directly for PEMEX and has experienced delays in payments from PEMEX, which has affected the timing of its payments to us. While the administration of President Sheinbaum is seeking a solution to the PEMEX financial crisis, it has also taken steps to seek renewed investment from IOCs, including a deepwater project to be developed in Mexico by an IOC. We recently commenced charters for five vessels to support this project that is expected to last several years and require more vessels, including MPSVs.
The recent and current inflationary environment has affected the cost of our operations, including but not limited to increased labor, repair and maintenance, consumable supply and insurance costs, and we have budgeted for an increase of approximately 5.5% in such costs in 2026 compared to 2025. To date, we have largely mitigated the impact on our operating margins through price escalation clauses in our customer contracts or higher pricing for our vessels operating in the spot market. If we are unable to continue securing price escalation clauses in our customer contracts or if market prices for our services do not increase at a rate at least commensurate with general inflation, the effects of inflation could have a materially adverse impact on our results in the future.
Performance and Other Key Indicators
Vessel Count, Utilization and Dayrates
Our revenues, net income and cash flows from operating activities are largely dependent upon the activity level of our marine service vessels. In analyzing our activity level, we focus primarily on vessel count (including whether vessels are active or stacked), average and active vessel utilization, and average and effective vessel dayrates. Our activity level is largely dependent on the level of exploration, development and production activity of our oilfield customers and the demand for marine transportation services in our non-oilfield markets, all of which impact dayrates and utilization, which, in turn inform management decisions regarding vessel count and deployment. Our oilfield customers’ business activity is dependent on current and expected crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce crude oil and natural gas reserves. Business activity for our non-oilfield customers is driven by an expanding need for specialized marine services in support of military, offshore wind and other non-oilfield applications.
The table below sets forth the average dayrates, utilization rates and effective dayrates for our owned OSVs and MPSVs and the average number and size of such vessels owned during the periods indicated. These vessels generate the majority of our revenues. Excluded from the OSV and MPSV information below is the results of operations for our shore-based port facility and vessel management services, including the four vessels formerly owned by us that we now operate and maintain for the U.S. Navy.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
Offshore Supply Vessels:
Average number of OSVs(1)	58.7	60.0	59.3	59.0	53.8
Average number of active OSVs(2)	35.3	39.0	37.3	38.0	32.2
Average OSV fleet capacity (DWT)(3)	262,355	266,505	264,076	261,528	235,514
Average OSV capacity (DWT)(4)	4,468	4,442	4,451	4,437	4,374
Average OSV utilization rate(5)	48.9%	41.6%	47.0%	41.3%	44.3%
Active OSV utilization rate(6)	81.3%	64.0%	74.8%	64.1%	74.0%
Average OSV dayrate(7)	$43,768	$43,986	$44,636	$41,956	$39,297
Effective OSV dayrate(8)	$21,403	$18,298	$20,979	$17,328	$17,409
Multi-Purpose Support Vessels:
Average number of MPSVs(1)	13.0	12.0	12.2	12.0	12.0
Average number of active MPSVs(2)	10.9	11.3	11.1	12.0	11.2
Average MPSV utilization rate(5)	42.0%	40.4%	59.0%	73.4%	68.4%
Active MPSV utilization rate(6)	50.0%	42.8%	64.9%	73.4%	73.6%
Average MPSV dayrate(7)	$96,016	$65,567	$82,125	$67,853	$62,372
Effective MPSV dayrate(8)	$40,327	$26,489	$48,454	$49,804	$42,662

(1)
Represents the weighted-average number of vessels owned during the period, adjusted to reflect date of acquisition or disposition of vessels. We owned 58, 60, 59, 60 and 55 OSVs and 13, 12, 13, 12 and 12 MPSVs as of March 31, 2026 and 2025 and December 31, 2025, 2024 and 2023,

respectively. Excluded from the data are four non-owned vessels that we manage for the U.S. Navy and two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety. Also excluded from the data as of the dates indicated are the following vessels acquired under the ECO Acquisitions that had not yet been acquired or had not yet been placed in service: (i) as of December 31, 2023, five such vessels, (ii) as of December 31, 2024, no such vessels, (iii) as of December 31, 2025 no such vessels, (iv) as of March 31, 2025, six such vessels and (v) as of March 31, 2026, no such vessels. We also sold one OSV during the three months ended March 31, 2026 and sold one, zero and two OSVs during 2025, 2024 and 2023, respectively.
(2)
In response to weak market conditions, we elected to stack certain of our OSVs and MPSVs on various dates since October 2014. The average number of active OSVs represents the weighted-average number of vessels that were immediately available for service during each respective period, adjusted to reflect date of stacking or recommissioning of vessels.

(3)	Represents the weighted-average number of OSVs owned during the period multiplied by the weighted-average cargo-carrying capacity of OSVs during the same period.
(4)	Represents the actual capacity of OSVs owned during the period on a weighted-average basis, adjusted to reflect the date of acquisition or disposition of vessels.
(5)	Average utilization rates are weighted-average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(6)	Active utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of inactive or stacked vessel days.
(7)
Average OSV and MPSV dayrates represent weighted-average revenues per day, which includes charter hire, crewing services, and net brokerage revenues, based on the number of days during the period that the OSVs and MPSVs, respectively, generated revenues.

(8)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.
Operating Expense
Our operating costs are primarily a function of total fleet size, the number of active vessels and areas of operations. These costs include, but are not limited to:
•	wages paid to vessel crews;
•	maintenance and repairs to vessels;
•	contract-specific cost of sales;
•	marine insurance;
•	materials and supplies; and
•	routine inspections to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies.
As of March 31, 2026, we had 19 U.S.-flagged OSVs, three U.S.-flagged MPSVs and two foreign-flagged OSVs stacked. By removing these vessels from our active operating fleet, we significantly reduced our operating costs, including crew costs. As of March 31, 2026, our fixed operating costs were spread over 47 owned and operated vessels in active service and four vessels formerly owned by us that we now operate and maintain for the U.S. Navy.
In certain foreign markets in which we operate, we may be subject to higher operating costs compared to our domestic operations due to challenges and costs of staffing international operations, social taxes, local content requirements, and increased administration. We may not be able to recover higher international operating costs through higher dayrates charged to our customers. Therefore, when we increase our international complement of vessels, our gross margins may fluctuate depending on the foreign areas of operation and the complement of vessels operating domestically.
In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and amortization of costs for routine drydock inspections to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically between 24 and 36 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a disproportionately large number of drydockings in a particular year, comparability of results may be affected. While we can defer required drydockings of stacked vessels, we will be required to conduct such deferred drydockings prior to such vessels returning to service, which could delay their return to active service.

The table below sets forth a breakdown of our operating expenses by type and the corresponding percent of total operating expenses (in thousands, except percent of total, average vessel counts and amounts per day):

	Three Months Ended March 31,				Year Ended December 31,
	2026		2025		2025		2024		2023
Operating expense
Contract-specific cost of sales	$3,981	4.4%	$7,394	7.6%	$31,072	8.3%	$21,335	5.9%	$20,804	6.8%
Personnel expense	53,613	58.9%	55,241	57.1%	219,459	58.3%	216,225	59.3%	194,091	63.5%
Maintenance and repair	16,942	18.6%	18,275	18.9%	64,236	17.1%	71,877	19.7%	46,095	15.1%
Materials and supplies	4,328	4.8%	5,697	5.9%	22,955	6.1%	19,530	5.4%	16,329	5.3%
Insurance	3,887	4.2%	2,876	3.0%	11,015	2.9%	12,521	3.4%	9,925	3.2%
Other	8,279	9.1%	7,346	7.5%	27,554	7.3%	23,096	6.3%	18,219	6.1%
Total operating expense	$91,030	100.0%	$96,829	100.0%	$376,291	100.0%	$364,584	100.0%	$305,463	100.0%
Active OSV opex	$57,771	63.5%	$65,012	67.1%	$250,528	66.6%	$226,813	62.2%	$178,784	58.5%
Active MPSV opex	22,285	24.5%	22,279	23.0%	86,919	23.1%	96,690	26.5%	84,260	27.6%
Stacked vessel opex	2,247	2.4%	919	0.9%	6,029	1.6%	8,202	2.2%	12,414	4.1%
Non-vessel opex	8,727	9.6%	8,619	9.0%	32,815	8.7%	32,879	9.1%	30,005	9.8%
Total operating expense	$91,030	100.0%	$96,829	100.0%	$376,291	100.0%	$364,584	100.0%	$305,463	100.0%
Active OSV opex per vessel day(1)	$18,184		$18,522		$18,402		$16,308		$15,212
Active MPSV opex per vessel day(2)	$22,717		$21,907		$21,454		$22,015		$20,612
Stacked vessel opex per vessel day(3)	$979		$471		$712		$1,067		$1,518
Total vessel opex per vessel day	$12,754		$13,613		$13,143		$12,765		$11,469

(1)	Computed as active OSV opex divided by the average number of active OSVs multiplied by the applicable number of calendar days per period.
(2)	Computed as active MPSV opex divided by the average number of active MPSVs multiplied by the applicable number of calendar days per period.
(3)	Computed as stacked vessel opex divided by the average number of stacked OSVs and MPSVs multiplied by the applicable number of calendar days per period.
General & Administrative (G&A) Expense
Our G&A expenses are primarily a function of the number of shoreside personnel and include, but are not limited to, base salaries, benefits and incentive compensation for shoreside employees, legal and other third-party advisor expenses, rent and other items.
The table below sets forth our general and administrative expenses in total, as a percentage of total revenue and per vessel day (in thousands, except percent of total revenues and amounts per day):

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
General and administrative expense	$18,406	$15,542	$74,461	$71,110	$66,108
G&A as a % of total revenues	10.7%	11.1%	10.3%	11.1%	11.5%
G&A per active vessel day	4,427	3,433	4,215	3,886	4,173
G&A per total vessel day	2,852	2,398	2,849	2,736	2,753

Capital Expenditures
In addition to our operating metrics, we also focus on capital expenditures. Growth capital expenditures are expenditures undertaken by us to expand our fleet of vessels through acquisition or newbuild construction, while maintenance capital expenditures consist of deferred drydocking charges and maintenance capital improvements of existing vessels. Fluctuations in maintenance capital expenditures are primarily driven by the number of required recertification drydockings undertaken in a given period. Commercial capital expenditures represent vessel-related expenditures incurred to retrofit, convert or modify a vessel’s systems, structures or equipment to enhance functional capabilities and improve marketability or to meet certain commercial requirements. Non-vessel capital expenditures primarily relate to fixed asset additions or improvements related to our port facility, office locations, information technology, non-vessel property, plant and equipment or other shoreside support initiatives. For a more detailed description of growth, maintenance, commercial and non-vessel capital expenditures, see “—Liquidity and Capital Resources—Capital Expenditures and Related Commitments.”

The table below sets forth a breakdown of our capital expenditures by type and the corresponding vessel downtime related to deferred drydockings, vessel counts and days (dollars in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
Capital expenditures(1)
Maintenance capital expenditures	$31,449	$25,598	$87,044	$75,662	$37,573
Growth capital expenditures	2,604	23,390	45,413	55,536	128,547
Commercial capital expenditures	7,978	8,940	51,232	47,619	33,864
Non-vessel capital expenditures	324	40	8,364	753	1,087
Total capital expenditures	$42,355	$57,968	$192,053	$179,570	$201,071
Drydock downtime
OSVs
Number of vessels commencing drydock activities	4	3	11	16	15
Out-of-service time for drydock activities (in days)	184	154	742	790	608
MPSVs
Number of vessels commencing drydock activities	2	0	3	5	5
Out-of-service time for drydock activities (in days)	92	26	128	406	191

(1)	For further explanation on what these items consist of, see “—Liquidity and Capital Resources—Capital Expenditures and Related Commitments.”
Reportable Segments
Hornbeck has one reportable segment, which encompasses all aspects of its marine transportation services business. Revenues from customers are derived from chartering Hornbeck’s vessels, providing vessel management services to external vessel owners and providing shore-based port facility services. As the chief operating decision maker, Hornbeck’s Chief Executive Officer evaluates operating results on a consolidated basis to assess performance and allocate resources. While Hornbeck’s vessels operate in various geographic regions and end-customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing net income, Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a permanent commitment of any particular vessel to any specific geographic region or customer market.
The revenues, expenses and net income of Hornbeck’s one reportable segment, as reviewed and assessed by the chief operating decision maker, are equal to and categorized consistently with the amounts reflected in the consolidated statements of operations for the periods ended March 31, 2026 and 2025. The measure of segment assets is reported on the consolidated balance sheet as total assets as of March 31, 2026 and December 31, 2025.
The chief operating decision maker utilizes net income, as reflected in the consolidated statements of operations, and net cash flows provided by operating activities, as reflected in the consolidated statements of cash flows, to measure profitability and liquidity, as well as to calculate supplemental non-GAAP financial metrics, such as EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow, primarily for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to such metrics of other companies when evaluating potential acquisitions; to assess Hornbeck’s ability to service existing fixed charges and incur additional indebtedness and to purchase, convert or construct additional vessels.

Results of Operations
Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025
Summarized financial information for the three months ended March 31, 2026 and 2025, respectively, is shown below in the following table (in thousands, except % change):

	Three Months Ended March 31,		Change
	2026	2025	$	%
Revenues:
Vessel revenues
Domestic	$107,232	$79,364	$27,868	35.1%
Foreign	53,135	48,088	5,047	10.5
	160,367	127,452	32,915	25.8
Non-vessel revenues	12,354	12,373	(19)	(0.2)
	172,721	139,825	32,896	23.5
Operating expense	91,030	96,829	(5,799)	(6.0)
Depreciation and amortization	24,800	19,834	4,966	25.0
General and administrative expense	18,406	15,542	2,864	18.4
Stock-based compensation expense	1,160	1,114	46	4.1
Merger and integration costs	3,931	—	3,931	>100.0
	139,327	133,319	6,008	4.5
Gain on sale of assets	979	43	936	>100.0
Operating income	34,373	6,549	27,824	>100.0
Foreign currency gain	186	32	154	>100.0
Interest expense	(9,259)	(8,002)	(1,257)	15.7
Interest income	634	1,283	(649)	(50.6)
Income tax expense (benefit)	6,831	(244)	7,075	(100.0)
Net income	$19,103	$106	$18,997	>100.0%

Revenues. Revenues for the three months ended March 31, 2026 and 2025 were $172.7 million and $139.8 million, respectively. Our weighted-average active operating fleet for the three months ended March 31, 2026 and 2025 was 46.2 and 50.3 vessels, respectively. For the three months ended March 31, 2026, we had an average of 25.5 vessels stacked compared to an average of 21.7 vessels stacked in the prior-year period.
Vessel revenues for the three months ended March 31, 2026 and 2025 were $160.4 million and $127.5 million, respectively. The increase in vessel revenues from the prior-year period was primarily due to improved market conditions for our active OSVs. Revenues from our OSV fleet increased $14.3 million, or 14.5%, for the three months ended March 31, 2026 compared to the prior-year period. Average OSV dayrates were $43,768 for the three months ended March 31, 2026 compared to $43,986 for the same period in 2025. Our average OSV utilization rate was 48.9% for the three months ended March 31, 2026 compared to 41.6% for the same period in 2025. Our OSVs incurred 184 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 2,103 days during the three months ended March 31, 2026 compared to 154 and 1,890 days, respectively, for the same period in 2025. Excluding stacked vessel days, our active OSV utilization rate was 81.3% and 64.0% for the comparative periods, respectively. Our effective OSV dayrates were $21,403 for the three months ended March 31, 2026 compared to $18,298 for the same period in 2025. Revenues from our MPSV fleet increased $18.6 million, or 65.1%, for the three months ended March 31, 2026 compared to the prior-year period. Average MPSV dayrates were $96,016 for the three months ended March 31, 2026 compared to $65,567 for the same period in 2025. Our MPSV utilization was 42.0% for the three months ended March 31, 2026 compared to 40.4% for the same period in 2025. Our MPSVs incurred 92 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 186 days during the three months ended March 31, 2026 compared to 26 and 60 days, respectively, for the same period in 2025. Excluding stacked vessel days, our active MPSV utilization was 50.0% and 42.8% during the comparative periods, respectively. Our effective MPSV dayrates were $40,327 for the three months ended March 31, 2026 compared to $26,489 for the same period in 2025. Domestic vessel revenues increased $27.9 million, or 35.1%, from the prior-year period primarily due to improved market conditions for vessels operating domestically during the three months ended March 31, 2026. Foreign vessel revenues increased $5.0 million, or 10.5%, primarily due to improved market conditions for vessels operating in Mexico during the three months ended March 31, 2026. Foreign vessel revenues for the three months ended March 31, 2026 comprised 33.1% of our total vessel revenues compared to 37.7% for the prior-year period.
Non-vessel revenues were $12.4 million for each of the three months ended March 31, 2026 and 2025.
Operating Expense. Operating expense for the three months ended March 31, 2026 and 2025 was $91.0 million and $96.8 million, respectively. The year-over-year decrease in operating expense was primarily due to lower contract-specific cost of sales, lower salaries and wages from vessels in recertification in the first quarter of 2026, and higher employee medical costs during the first quarter of 2025.
Depreciation and Amortization. Depreciation and amortization for the three months ended March 31, 2026 and 2025 were $24.8 million and $19.8 million, respectively. Depreciation increased from the prior-year period due to delivery of the HOS Rocinante during the fourth quarter of 2025. Amortization increased primarily due to recently acquired vessels undergoing their first recertifications since December 31, 2024, as well as rising costs of all vessel recertifications.
General and Administrative Expense. G&A expense for the three months ended March 31, 2026 and 2025 was $18.4 million and $15.5 million, respectively. The year-over-year increase in G&A expense was primarily attributable to a recovery of bad debt expense during the first quarter of 2025.
Stock-Based Compensation Expense. Stock-based compensation expense for the three months ended March 31, 2026 and 2025 was $1.2 million and $1.1 million, respectively.
Merger and Integration Costs. Merger and integration costs for the three months ended March 31, 2026 were $3.9 million related to our pending merger with Helix.
Operating income. Operating income for the three months ended March 31, 2026 and 2025 was $34.4 million and $6.5 million, respectively. Operating income increased by $27.8 million, or >100.0%, during the current-year period compared to the prior-year period for the reasons discussed above. Operating income as a percentage of revenues was 19.9% for the three months ended March 31, 2026 and 4.7% for the same period in 2025. Excluding the gain on vessel sale, our operating margin for the three months ended March 31, 2026 was 19.3%.
Interest Expense. Interest expense for the three months ended March 31, 2026 and 2025 was $9.3 million and $8.0 million, respectively. Interest expense increased primarily due to a decrease in capitalized interest from the delivery of the HOS Rocinante during the fourth quarter of 2025.
Interest Income. Interest income for the three months ended March 31, 2026 and 2025 was $0.6 million and $1.3 million, respectively. Our average cash balance decreased to $61.2 million during the current-year period compared to $74.3 million for the prior-year period. The decrease in average cash balance was primarily due to Hornbeck’s tender offer to purchase certain equity instruments for cash that was completed in December of 2025.
Income Tax Expense (Benefit). Our effective income tax expense (benefit) rate was 26.3% and (176.8)% for the three months ended March 31, 2026 and 2025, respectively. Due to the amplified effect of our permanent book tax differences on the relatively small pre-tax book loss for the three months ended March 31, 2025, the benefit rate for the current period is higher than the tax rate for the same period in 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
Summarized financial information for the years ended December 31, 2025 and 2024, respectively, is shown below in the following table (in thousands, except % change):

	Year Ended December 31,		Change
	2025	2024	$	%
Revenues:
Vessel revenues
Domestic	$460,116	$429,447	$30,669	7.1%
Foreign	208,888	162,799	46,089	28.3
	669,004	592,246	76,758	13.0
Non-vessel revenues	50,826	48,605	2,221	4.6
	719,830	640,851	78,979	12.3
Operating expenses	376,291	364,584	11,707	3.2
Depreciation and amortization	85,369	64,546	20,823	32.3
General and administrative expenses	74,461	71,110	3,351	4.7
Stock-based compensation expense	7,723	9,384	(1,661)	(17.7)
	543,844	509,624	34,220	6.7
Gain on sale of assets	13,222	42	13,180	>100.0
Operating income	189,208	131,269	57,939	44.1
Postponed offering costs	—	(9,136)	9,136	(100.0)
Foreign currency loss	(692)	(1,434)	742	(51.7)
Gain (loss) on early extinguishment of debt	(67)	—	(67)	—
Interest expense	(32,559)	(26,382)	(6,177)	23.4
Interest income	6,518	5,763	755	13.1
Fair value adjustment of liability-classified warrants	—	5,412	(5,412)	(100.0)
Other income, net (loss)	—	(8)	8	(100.0)
Income before income taxes	162,408	105,484	56,924	54.0
Income tax expense (benefit)	(10,982)	12,682	(23,664)	(100.0)
Net income	$173,390	$92,802	$80,588	86.8%

For comparative purposes, references in the explanations below to 2025 reflect the year ended December 31, 2025. References to 2024 reflect the year ended December 31, 2024.
Revenues. Revenues for 2025 and 2024 were $719.8 million and $640.9 million, respectively. Our weighted-average active operating fleet for 2025 and 2024 was 48.4 and 50.0 vessels, respectively. For 2025, we had a weighted-average of 23.1 vessels stacked compared to a weighted-average of 21.0 vessels stacked in the prior year.
Vessel revenues for 2025 and 2024 were $669.0 million and $592.2 million, respectively. Revenues from our OSV fleet increased $80.6 million, or 21.6% for 2025 compared to the prior year. The year-over-year increase in revenues was due to higher demand for our OSVs. Average OSV dayrates were $44,636 for 2025 compared to $41,956 in 2024. Our average OSV utilization rate was 47.0% for 2025 compared to 41.3% in 2024. Our OSVs incurred 742 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 8,057 days during 2025 compared to 790 days and 7,686 days, respectively, in 2024. Excluding stacked vessel days, our active OSV utilization rate was 74.8% and 64.1% for the same periods, respectively. Our effective, or utilization-adjusted, OSV dayrates were $20,979 in 2025 compared to $17,328 in 2024. Revenues from our MPSV fleet decreased $3.8 million, or 1.8% in 2025 compared to the prior year. Average MPSV dayrates were $82,125 for 2025 compared to $67,853 for 2024. Our MPSV utilization rate was 59.0% for 2025 compared to 73.4% for 2024. Our MPSVs incurred 128 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 404 days during 2025 compared to 406 days and zero days, respectively, in 2024. Excluding stacked vessel days, our active MPSV utilization rate was 64.9% and 73.4% during 2025 and 2024, respectively. Our effective MPSV dayrates were $48,454 for 2025 compared to $49,804 in 2024. Domestic vessel revenues for 2025 increased $30.7 million, or 7.1%, from 2024 primarily due to improved market conditions during 2025 and the addition of acquired vessels. Foreign vessel revenues increased $46.1 million, or 28.3%, primarily due to an increase in vessels operating in Brazil, Guyana and Suriname. Foreign vessel revenues for 2025 comprised 31.2% of our total vessel revenues compared to 27.5% for 2024.

Non-vessel revenues for 2025 and 2024 were $50.8 million and $48.6 million, respectively. The 4.6% year-over-year increase in non-vessel revenues during 2025 was primarily due to higher revenues earned from four vessels formerly owned by us that we now operate and maintain for the U.S. Navy.
Operating Expense. Operating expense for 2025 and 2024 was $376.3 million and $364.6 million, respectively. The year-over-year increase in operating expense was primarily due to increases in contract-specific cost of sales and duties for parts shipped to foreign locations.
Depreciation and Amortization. Depreciation and amortization for 2025 and 2024 was $85.4 million and $64.5 million, respectively. Depreciation increased from the prior year due to six newly acquired vessels being placed into service since 2023. Amortization also increased as a result of 35 vessel recertification drydockings being completed since December 31, 2023. In addition, the average cost of vessel recertifications has continued to increase.
General and Administrative Expense. G&A expense for 2025 and 2024 was $74.5 million and $71.1 million, respectively. The year-over-year increase in G&A expense was primarily attributable to an increase in short-term incentive compensation.
Stock-Based Compensation Expense. Stock-based compensation expense for 2025 and 2024 was $7.7 million and $9.4 million, respectively. The stock-based compensation expense decrease from the prior year was primarily attributable to certain long-term incentive grants of restricted stock units that fully vested during the first quarter of 2025, partially offset by the issuance of stock options during the second quarter of 2025.
Operating Income. Operating income for 2025 and 2024 was $189.2 million and $131.3 million, respectively. Operating income increased by $57.9 million, or 44.1% for the reasons discussed above, but primarily due to increased vessel revenues, partially offset by increased depreciation and amortization expense. Operating income as a percentage of revenues was 26.3% for 2025 and 20.5% for 2024.
Postponed Offering Costs. Postponed offering costs for 2024 were $9.1 million. These non-recurring charges relate to previously deferred costs associated with a postponed initial public equity offering process in 2024.
Interest Expense. Interest expense for 2025 and 2024 was $32.6 million and $26.4 million, respectively. Interest expense increased primarily due to the refinancing of our second-lien term loans in December 2024, resulting in a higher fixed interest rate of 9.25% on a higher outstanding balance, along with the related amortization of the original issue discount and deferred issuance costs for our Second Lien Term Loans due 2033 compared to the prior second-lien fixed rate of 8.25% with no amortized discounts or issuance costs.
Interest Income. Interest income for 2025 and 2024 was $6.5 million and $5.8 million, respectively. This year-over-year increase in interest income is primarily attributable to interest collections on customer balances, partially offset by a lower average cash balance and interest rate earned on our invested cash balances.
Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for 2024 was a $5.4 million gain. On December 10, 2024, the Creditor Warrant Agreement was modified to remove the language requiring classification of the warrants as a liability, resulting in the final fair value adjustment of liability-classified warrants being recorded as of the modification date in the fourth quarter of 2024. Accordingly, there was no fair value adjustment for 2025.
Income Tax Expense. Our effective income tax expense (benefit) rate was (6.8)% and 12.0% for 2025 and 2024, respectively. Our current income tax expense (benefit) reflects current foreign tax liabilities and certain deferred tax liabilities that could not be offset with a reduction in the valuation allowance. Since September 4, 2020, we have offset deferred tax assets with a valuation allowance, as required in certain circumstances by GAAP, leading to volatility in our effective income tax rate from period to period. The 2025 rate is lower than 2024 due to the reversal of valuation allowances at December 31, 2025 on certain NOL and other deferred tax assets that management believes will more likely than not be realized.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Summarized financial information for the years ended December 31, 2024 and 2023, respectively, is shown below in the following table (in thousands, except % change):

	Year Ended December 31,		Change
	2024	2023	$	%
Revenues:
Vessel Revenues
Domestic	$429,447	$387,952	$41,495	10.7%
Foreign	162,799	140,828	21,971	15.6
	592,246	528,780	63,466	12.0
Non-vessel revenues	48,605	44,669	3,936	8.8
	640,851	573,449	67,402	11.8
Operating expenses	364,584	305,463	59,121	19.4
Depreciation and amortization	64,546	47,851	16,695	34.9
General and administrative expenses	71,110	66,108	5,002	7.6
Stock-based compensation expense	9,384	19,097	(9,713)	(50.9)
	509,624	438,519	71,105	16.2
Gain on sale of assets	42	2,702	(2,660)	(98.4)
Operating income	131,269	137,632	(6,363)	(4.6)
Postponed offering costs	(9,136)	(3,693)	(5,443)	>100.0
Foreign currency loss	(1,434)	(1,559)	125	(8.0)
Gain (loss) on early extinguishment of debt	—	(1,236)	1,236	(100.0)
Interest expense	(26,382)	(39,802)	13,420	(33.7)
Interest income	5,763	9,755	(3,992)	(40.9)
Fair value adjustment of liability-classified warrants	5,412	(10,917)	16,329	>100.0
Other income, net (loss)	(8)	853	(861)	>100.0
Income before income taxes	105,484	91,033	14,451	15.9
Income tax expense	12,682	16,495	(3,813)	(23.1)
Net income	$92,802	$74,538	$18,264	24.5%

For comparative purposes, references in the explanations below to 2024 reflect the year ended December 31, 2024. References to 2023 reflect the year ended December 31, 2023.
Revenues. Revenues for 2024 and 2023 were $640.9 million and $573.4 million, respectively. Our weighted-average active operating fleet for 2024 and 2023 was 50.0 and 43.4 vessels, respectively. For 2024, we had an average of 21.0 vessels stacked compared to an average of 22.4 vessels stacked in the prior year.
Vessel revenues for 2024 and 2023 were $592.2 million and $528.8 million, respectively. Revenues from our OSV fleet increased $31.5 million, or 9.2%, for 2024 compared to 2023. OSVs acquired in 2023 that provided their first full-year contribution to revenues in 2024 and OSVs acquired in 2024 contributed $35.6 million to the year-over-year increase in revenues, partially offset by lower utilization in 2024. Average OSV dayrates were $41,956 for 2024 compared to $39,297 in 2023. Our average OSV utilization rate was 41.3% for 2024 compared to 44.3% for 2023. Our OSVs incurred 790 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 7,686 days during 2024 compared to 586 days and 7,887 days, respectively, during 2023. Excluding stacked vessel days, our active OSV utilization rate was 64.1% and 74.0% for the same periods, respectively. Our effective, or utilization-adjusted, OSV dayrates were $17,328 in 2024 compared to $17,409 in 2023. Revenues from our MPSV fleet increased $32.0 million, or 17.1%, in 2024 compared to the prior year. Average MPSV dayrates were $67,853 for 2024 compared to $62,372 for 2023. Our MPSV utilization rate was 73.4% for 2024 compared to 68.4% for 2023. Our MPSVs incurred 406 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of zero days during 2024 compared to 191 days and 310 days, respectively, in 2023. Excluding stacked vessel days, our active MPSV utilization rate was 73.4% and 73.6% during 2024 and 2023, respectively. Our effective MPSV dayrates were $49,804 for 2024 compared to $42,662 in 2023. Domestic vessel revenues for 2024 increased $41.5 million, or

10.7%, from 2023 primarily due to the addition of acquired vessels, an increase in other active vessels and improved market conditions during 2024. Foreign vessel revenues increased $22.0 million, or 15.6%, primarily due to an increase in vessels operating in Brazil, Colombia and Trinidad. Foreign vessel revenues for 2024 comprised 27.5% of our total vessel revenues compared to 26.6% for 2023.
Non-vessel revenues for 2024 and 2023 were $48.6 million and $44.7 million, respectively. The 8.8% year-over-year increase in non-vessel revenues was primarily due to higher revenues earned from four vessels formerly owned by us that we now operate and maintain for the U.S. Navy during 2024.
Operating Expense. Operating expense for 2024 and 2023 was $364.6 million and $305.5 million, respectively. Acquired vessels placed in service in 2023 that provided their first full-year contribution to operating expense in 2024 and vessels acquired and placed into service in 2024 contributed $31.5 million to the increase in operating expense, while the remaining variance was due to increases in maintenance and repair costs and local taxes on revenue for vessels operating in Brazil.
Depreciation and Amortization. Depreciation and amortization for 2024 and 2023 was $64.5 million and $47.9 million, respectively. Depreciation increased from the prior year due to eight newly acquired vessels being placed into service since 2022. Amortization also increased as a result of 29 vessel recertification drydockings being completed since September 30, 2023. In addition, the average cost of vessel recertifications has increased since 2023.
General and Administrative Expense. G&A expense for 2024 and 2023 was $71.1 million and $66.1 million, respectively. The year-over-year increase in G&A expense was primarily attributable to an increase in shoreside employee headcount and an increase in wage rates.
Stock-Based Compensation Expense. Stock-based compensation expense for 2024 and 2023 was $9.4 million and $19.1 million, respectively. The stock-based compensation expense decrease from the prior year was primarily attributable to certain new long-term incentive grants of restricted stock units under the 2020 Management Incentive Plan that were issued in the first quarter of 2023, one-half of which immediately vested on the grant date.
Operating Income. Operating income for 2024 and 2023 was $131.3 million and $137.6 million, respectively. Operating income decreased by $6.4 million, or 4.6% for the reasons discussed above, but primarily due to increased vessel recertifications and incremental operating expense. Operating income as a percentage of revenues was 20.5% for 2024 and 24.0% for 2023.
Postponed Offering Costs. Postponed offering costs for 2024 and 2023 were $9.1 million and $3.7 million, respectively. These non-recurring charges relate to previously deferred costs associated with a postponed initial public equity offering process in 2024 and a terminated senior debt offering to refinance all of our then-outstanding debt in 2023.
Interest Expense. Interest expense for 2024 and 2023 was $26.4 million and $39.8 million, respectively. Interest expense decreased primarily due to the contractual conversion of our Second Lien Term Loans due 2026 to full cash-pay obligations with a lower annual interest rate of 8.25% on September 4, 2023 and the $68.7 million pay-off of the remaining principal balance of our Replacement First Lien Term Loans in August 2023. In addition, we capitalized $3.0 million more of interest in 2024 compared to 2023.
Interest Income. Interest income for 2024 and 2023 was $5.8 million and $9.8 million, respectively. Interest income decreased primarily due to a decrease in our average cash balance year-over-year.
Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for 2024 and 2023 was a $5.4 million gain and a $10.9 million loss, respectively. Based on an ASC 718 valuation analysis, the estimated fair value of the outstanding Creditor Warrants decreased by $3.39, or 7.2%, per warrant in 2024. In December 2024, following an amendment to the Creditor Warrant Agreement, all liability-classified warrants were reclassified to stockholders’ equity at their estimated fair value and will be accounted for at such value prospectively.
Income Tax Expense. Our effective income tax expense rate was 12.0% and 18.1% for 2024 and 2023, respectively. Our current income tax expense reflects current foreign tax liabilities and certain deferred tax liabilities that could not be offset with a reduction in the valuation allowance. Since September 4, 2020, we have offset deferred tax assets with a valuation allowance, as required in certain circumstances by GAAP, leading to volatility in our effective income tax rate from period to period. The 2024 rate is lower than 2023 due to higher current foreign taxes in the prior year resulting from a higher proportion of earnings in foreign jurisdictions, while the related foreign tax credits are being reserved.

Liquidity and Capital Resources
Our capital requirements have historically been financed with cash flows from operations, proceeds from issuances of our debt and common equity securities, borrowings under our revolving credit and term loan agreements and cash received from the sale of assets. We require capital to fund on-going operations, discretionary ongoing vessel-modification projects, vessel recertifications, discretionary capital expenditures and debt service and may require capital to fund potential future vessel construction, retrofit or conversion projects, acquisitions, dividends, equity repurchases or the retirement of debt. We believe that existing cash and cash equivalents, available borrowing capacity under our revolving credit facility established pursuant to the term of the First Lien Credit Agreement (the “First Lien Revolving Credit Facility”) and anticipated positive cash flows from operations will be sufficient to support working capital, maintenance, commercial and growth capital expenditures and other cash requirements for at least the next 12 months and, based on our current expectations, for the foreseeable future thereafter.
As of and for the three months ended March 31, 2026, we had total cash and cash equivalents of $85.9 million. We also had $50.0 million of undrawn borrowing capacity available under our revolving credit facility. On March 4, 2026, we drew $25.0 million of cash borrowings under such facility. As of March 31, 2026 and December 31, 2025, we had total cash and cash equivalents of $85.9 million and $54.2 million, respectively, and no restricted cash for either period.
Cash Flows for the years Ended December 31, 2025, 2024 and 2023
The following summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023.
Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations, to fund payroll and incentive compensation for our vessel crews and shoreside employees, to supply, repair and maintain our vessels, to service our debt obligations, to pay taxes and to insure our assets. Net cash provided by operating activities typically fluctuates according to the level of market activity and demand for our vessels for each period. Net cash provided by operating activities was $142.1 million, $16.5 million and $146.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Overall, operating cash flows for the years ended December 31, 2025, 2024 and 2023 were favorably affected by improved market conditions for our vessels. Operating cash flows for 2025 were favorably affected by an increase in vessel revenues driven by growing demand for our vessels. Operating cash flows for 2024 were unfavorably affected by the refinancing of $74.4 million of accumulated PIK interest included in the principal balance of the Second Lien Term Loans due 2026, an increase in operating expense from newly acquired vessels, deferred drydocking charges from vessel recertifications and postponed offering costs. The $33.1 million growth in net cash provided by operating activities in 2023 was primarily the result of a substantial increase in cash receipts from customers driven by a 30.2% increase in vessel revenues due to higher average dayrates and active fleet count for our OSVs and MPSVs, including the effects of recent vessel acquisitions.
Investing Activities. Net cash used in investing activities was $114.7 million, $120.0 million and $168.3 million for 2025, 2024 and 2023, respectively. Net cash used in investing activities in 2025 was primarily attributable to costs related to the construction of the two MPSV newbuilds and the conversion of one OSV into a dual capable C/SOV or flotel, as well as maintenance and commercial capital improvements for active vessels, partially offset by net proceeds from the sale of one U.S.-flagged, HOS 265 class DP-2 OSV at a substantial gain. Net cash used during 2024 was primarily attributable to the purchase of the final vessel delivered from ECO Acquisitions #2, costs related to the conversion of one OSV into a C-SOV/flotel, costs related to the construction of the two MPSV newbuilds and maintenance capital improvements for active vessels. Net cash used during 2023 was primarily attributable to vessel acquisitions, partially offset by proceeds from vessel sales.
Financing Activities. Net cash provided by (used in) financing activities was $(56.0) million, $68.3 million and $(76.0) million for 2025, 2024 and 2023, respectively. Cash used in financing activities in 2025 was primarily attributable to the repurchase of common stock, warrants and outstanding stock-based compensation awards. Cash provided by financing activities in 2024 was primarily attributable to proceeds from the Second Lien Term Loans due 2033, offset by the repayment of the Second Lien Term Loans due 2026, the repurchase of common stock and outstanding stock based compensation awards, payments for deferred issuance costs related to the First Lien Revolving Credit Facility due 2029 and Second Lien Term Loans due 2033, and employee taxes related to shares withheld from vested and net share settled restricted stock unit awards. Cash used in financing activities for 2023 was primarily attributable to the payoff of the remaining principal balance of the Replacement First Lien Term Loans in the third quarter of 2023.

Cash Flows for the three months Ended March 31, 2026 and 2025
The following summarizes our cash flows for the three months ended March 31, 2026 and 2025.
Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations, to fund contract-specific cost of sales, payroll and incentive compensation for our vessel crews and shoreside employees, to supply, repair and maintain our vessels, to service our debt obligations, to pay taxes and to insure our assets. Net cash provided by operating activities typically fluctuates according to the level of market activity and demand for our vessels for each period. Net cash provided by operating activities was $31.9 million and $18.4 million for the three months ended March 31, 2026 and 2025, respectively. Operating cash flows for the first three months of 2026 were favorably affected by an increase in vessel revenues driven by growing demand for our vessels.
Investing Activities. Net cash used in investing activities was $17.7 million and $38.7 million for the three months ended March 31, 2026 and 2025, respectively. Net cash used in investing activities during the three months ended March 31, 2026 was primarily attributable to costs related to the construction of the two MPSV newbuilds, as well as maintenance and commercial capital improvements for active vessels, partially offset by net proceeds from the sale of a 1999-built, Vanuatu-flagged HOS 200 class DP-1 OSV at a gain. Cash used in investing activities during the three months ended March 31, 2025, was primarily attributable to costs related to the construction of the two MPSV newbuilds, as well as maintenance and commercial capital improvements for active vessels.
Financing Activities. Net cash provided by (used in) financing activities was $17.3 million and $(1.6) million for the three months ended March 31, 2026 and 2025, respectively. Cash provided by financing activities during the three months ended March 31, 2026 was primarily attributable to the $25.0 million draw on our First Lien Revolving Credit Facility, offset in part by principal payments on the Second Lien Term Loans due 2033 and tax payments made by us for employee taxes related to shares withheld from vested and net-share-settled RSU awards. Cash used in financing activities during the three months ended March 31, 2025, was primarily attributable to tax payments made by us for employee taxes related to shares withheld from vested and net-share-settled RSU awards.
Contracted Backlog
Our total contracted revenue backlog was $964.1 million as of April 30, 2026, which we calculate as the dayrates of contracted vessel days multiplied by the contracted days for such vessels. The contractual revenue we ultimately receive may be lower than the contracted backlog due to a number of factors, including vessel downtime or suspension of operations. The actual dayrate may be lower than the contractual operating dayrate assumed in the contracted backlog described above because a down-time (such as waiting on weather) rate, repair rate, standby rate or force majeure rate may apply under certain circumstances. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. Our total contracted backlog includes only firm commitments and certain contracted option periods, which are represented by signed contracts or, in some cases, other definitive agreements awaiting contract execution.
Debt Agreements
As of March 31, 2026, we had $442.6 million of outstanding principal amount of second-lien term loans that bear interest at a fixed annual interest rate of 9.25% and mature in January 2033, or the Second Lien Term Loans due 2033. We had $25.0 million of outstanding borrowings under the $75.0 million First Lien Revolving Credit Facility as of such date. As of March 31, 2026, we had the following outstanding debt (dollars in thousands):

	Total Debt(1)	Effective Interest Rate(1)	Cash Interest Payments(1)(2)	Payment Dates(2)
First Lien Revolving Credit Facility due 2029, net of deferred financing costs of $655	$24,345	7.01%	$146	Variable (based on interest election)(2)(3)
Second Lien Term Loans due 2033, net of original issue discount of $5,509 and deferred financing costs of $1,860(1)	435,213	9.25%	$3,337	First day of each month
	$459,558

(1)
During 2025, we were required to make monthly, interest-only payments under the Second Lien Term Loans due 2033. However, beginning January 1, 2026, monthly principal and interest payments commenced on the first day of each month until a final balloon payment in the amount of all unpaid principal, accrued and unpaid interest becomes due on January 1, 2033.

(2)	Interest payments related to the currently-drawn $25.0 million are due every 30 days.
(3)	The First Lien Revolving Credit Facility is subject to an unused fee of 1.0% per annum, paid quarterly, on the remaining undrawn balance, which is currently $50.0 million.
First Lien Revolving Credit Facility
On August 13, 2024, we entered into a First Lien Revolving Credit Facility with DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent, and the lenders party thereto. All capitalized terms in the description below not defined herein have the meaning assigned to them in such agreement. The aggregate commitments for the Revolving Loans under the First Lien Revolving Credit Facility total $75 million. The First Lien Revolving Credit Facility also has a customary uncommitted incremental facility in an amount up to $50 million (or such greater amount as consented to by all lenders). Our ability to borrow under the First Lien Revolving Credit Facility is subject to customary conditions precedent, including no default or event of default, representations and warranties being true and correct in all material respects, and pro forma compliance with the financial covenants therein.
The First Lien Revolving Credit Facility will mature on the earlier of (i) the fifth (5th) anniversary of the Credit Agreement Closing Date or (ii) the date the Revolving Loans are declared due and payable following the occurrence and during the continuation of an event of default. Borrowings under the First Lien Revolving Credit Facility will be comprised of Base Rate Loans or SOFR Rate Loans, at the option of the Borrower, and accrue interest as follows: (A) for Revolving Loans that are Base Rate Loans, a rate ranging from 1.75% to 2.75% (depending on the total net leverage ratio in effect at such time) per annum, plus the greatest of, subject to a 0.00% floor: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the Adjusted Term SOFR rate for a one month interest period on such day after giving effect to a floor of 0.00% per annum, plus 1.00% and (B) for Revolving Loans that are SOFR Rate Loans, a rate ranging from 2.75% to 3.75% (depending on the total net leverage ratio in effect at such time) per annum plus the Term SOFR rate, subject to a 0.00% floor, plus a credit spread adjustment of 0.10% per annum. The First Lien Revolving Credit Facility has customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, incur liens, make restricted payments, make optional prepayments on junior financings, engage in transactions with affiliates and make asset sales, in each case, subject to customary exceptions and baskets. The First Lien Revolving Credit Facility is subject to financial covenants that require us to have (i) a maximum First Lien Revolving Credit Facility net leverage ratio (measured by Revolving Loans outstanding, net of unrestricted cash and cash equivalents of up to $25.0 million) of no more than 1.00 to 1.00, (ii) minimum liquidity (measured by unrestricted cash and cash equivalents, together with undrawn Revolving Loan commitments) of $25.0 million, (iii) a collateral coverage ratio (measured by total first and second lien debt outstanding) of no less than 1.50 to 1.00 and (iv) a First Lien Revolving Credit Facility collateral coverage ratio (measured by total Revolving Loan commitments, whether or not drawn) of no less than 3.00 to 1.00, in each case, tested on the facility closing date, and thereafter as of the end of each fiscal quarter, beginning with our first full fiscal quarter ending after the facility closing date. However, failure to meet such financial covenants will not result in a default or event of default at any time when no Revolving Loans are outstanding and will instead prohibit us from borrowing any Revolving Loans under the First Lien Revolving Credit Facility until the financial covenants, together with other customary conditions precedent to borrowing, are satisfied. To the extent the financial covenants under the First Lien Revolving Credit Facility are not met as of the end of any fiscal quarter, we will have the opportunity to cure such financial covenant shortfall by making a mandatory prepayment of the Revolving Loans in an amount such that compliance with such financial covenants would be met on a pro forma basis following such prepayment prior to the occurrence of any default or event of default thereunder.
Second Lien Term Loans
On December 27, 2024, we entered into the Second Lien Term Loan Credit Agreement with Stonebriar Commercial Finance, LLC, as administrative agent, and Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, providing for $450.0 million of second-lien term loans with a maturity date of January 1, 2033, all of which were drawn on December 27, 2024. The Second Lien Term Loans due 2033 are scheduled to be repaid in (i) 12 consecutive equal monthly installments of interest, payable on the first day of each month commencing on January 1, 2025, (ii) followed by 84 consecutive equal monthly payments of principal and interest, payable on the first day of each consecutive month, and (iii) a final balloon payment in the amount of all unpaid principal, accrued and unpaid interest and any other amounts that may become due under the Second Lien Term Loan Credit Agreement on the maturity date of January 1, 2033. Borrowings bear interest at a fixed rate of 9.25% per annum. We may fully prepay all amounts due under the Second Lien Credit Agreement at any time prior to maturity, subject to the prepayment fee schedule set forth below. We are permitted to partially prepay up to $100.0 million in the aggregate at any time during the term of the Second Lien Term Loans due 2033. In the event of any prepayment (in whole or in part), we are subject to a prepayment fee equal to (i) 3.00% of the prepaid principal amount on or prior to December 27, 2026, (ii) 2.00% of the prepaid principal amount after December 27, 2026 but on or prior to December 27, 2027, and (iii) 1.00% of the prepaid principal amount thereafter.
The Second Lien Term Loans due 2033 are guaranteed by certain of our domestic and foreign subsidiaries and are secured by a second priority security interest in, and lien on, all our U.S.-flagged vessels. The credit agreement contains customary representations and warranties, covenants and events of default, but only one financial maintenance covenant, which is a $25.0 million minimum cash liquidity requirement. The carrying value of our Second Lien Term Loans due 2033 approximates their fair value.
During the three months ended and as of March 31, 2026, we were in compliance with all applicable financial covenants under our First Lien Revolving Credit Facility and Second Lien Term Loan Credit Agreement.
Capital Expenditures and Related Commitments
The following table summarizes the costs incurred for the purposes set forth below for the three months ended March 31, 2026, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, respectively (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
Capital Expenditures:
Maintenance Capital Expenditures
Deferred drydocking charges	$23,599	$19,193	$63,921	$59,491	$29,828
Maintenance capital improvements	7,850	6,405	23,123	16,171	7,745
	31,449	25,598	87,044	75,662	37,573
Growth Capital Expenditures(1)(2)
MPSV Newbuild Construction	2,604	23,390	45,413	35,173	—
ECO Acquisitions	—	—	—	20,363	119,449
MARAD Acquisition	—	—	—	—	9,098
	2,604	23,390	45,413	55,536	128,547
Commercial Capital Expenditures(2)(3)	7,978	8,940	51,232	47,619	33,864
Non-vessel Capital Expenditures	324	40	8,364	753	1,087
	8,302	8,980	59,596	48,372	34,951
Total	$42,355	$57,968	$192,053	$179,570	$201,071

(1)	Includes the purchase price of constructed or acquired vessels, plus the costs incurred to place such vessels into active service, as necessary.
(2)	Amounts include associated capitalized interest, as applicable.
(3)	Includes the conversion costs of our recently-delivered HOS C/SOV + Flotel MPSV of $42.3 million, $38.9 million, and $23.7 million for the years ended December 31, 2025, 2024, and 2023 respectively.
Maintenance Capital Expenditures
Maintenance capital expenditures consist of deferred drydocking charges, which are capitalized to Deferred Charges on the consolidated balance sheet; and maintenance capital improvements, which are capitalized to Property, Plant and Equipment on the consolidated balance sheet.
Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. We elect to defer and amortize recertification costs, or deferred drydocking charges, over the length of time that the recertification is expected to last, which is generally 30 months on average. Deferred drydocking charges vary year-to-year depending on the number of vessels with expiring certifications in a given year. We completed 11, 24 and 18 recertification drydockings in 2025, 2024 and 2023, respectively.
Maintenance capital improvements include major replacements of, or improvements to, vessel systems, structures and equipment to enhance operability or extend the vessel’s useful life. The costs of such improvements are typically capitalized and depreciated over the vessel’s remaining useful life. Variability in maintenance capital improvements year-to-year is primarily driven by the number of required recertification drydockings in a given year as we utilize the downtime during the planned shipyard event as an opportunity to complete the discretionary vessel improvements.
Growth Capital Expenditures
We undertake growth capital expenditures to expand our fleet of vessels through acquisition or newbuild construction. Growth capital expenditures typically include the purchase price of acquired vessels, as well as the costs incurred to ready such vessels for active service, and the construction costs of newbuild vessels, inclusive of capitalized interest.
MPSV Newbuild Construction
In October 2023, we entered into a final settlement of a dispute with Surety and Gulf Island related to the construction of two MPSV newbuilds. Pursuant to the settlement agreement, Gulf Island released all claims asserted against us and we released our claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to us. In December 2023, Eastern, was mutually selected by the parties and contracted by the Surety to complete construction of the two MPSVs. We were obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which then-amounted to $53.8 million in the aggregate on the settlement date, but was subsequently reduced to $42.6 million for liquidated damages resulting from shipyard delays. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $42.6 million remaining original contract price, to Eastern excluding approved change orders arising after the settlement date. There is no cap on the Surety’s completion costs. As of March 31, 2026, we have fulfilled our $42.6 million contractual obligation and all remaining construction costs are being paid by the Surety to Eastern.
Following physical delivery by the shipyard, which is expected in 2026, each vessel is expected to undergo crane and other system installations and both vessels are expected to be available for commercial service in 2027. In addition to the fully satisfied $42.6 million contractual obligation, we expect to incur an additional $89.0 million in the aggregate for outfitting, engineering, overhead and the post-delivery discretionary enhancements, of which $65.4 million solely relates to the purchase and installation of the cranes. As of March 31, 2026, we had incurred $31.3 million of such incremental amounts, excluding capitalized interest. Once placed in service, we expect that our book carrying value for each vessel will approximate $80.0 million, including estimated capitalized interest, which is significantly below the expected market value of Jones Act-qualified vessels of this type, size and specifications.
Commercial Capital Expenditures
Commercial capital expenditures represent vessel-related expenditures incurred to retrofit, convert or modify a vessel’s systems, structures or equipment to enhance functional capabilities and improve marketability or to meet certain commercial requirements. Examples of commercial capital expenditures include the addition of cranes, ROVs, helidecks, living quarters, and other specialized vessel equipment. Recovery of the related costs are typically included in and offset, in whole or in part, by higher dayrates charged to customers in a lump-sum payment or over time. Commercial capital expenditures for improvements that are intended to be permanent to the vessel are typically capitalized and depreciated over the vessel’s remaining useful life. Modifications or improvements of a temporary nature that are completed for a specific commercial contract are deferred as a direct contract cost and amortized over the term of such contract.
HOS C/SOV + Flotel Conversion
In July 2023, we announced that we had contracted Eastern to convert one of our U.S.-flagged, Jones Act-qualified, HOSMAX 280 class DP-2 OSVs acquired from MARAD into a MPSV for dual-service as either a C/SOV or flotel to meet the growing demand of the U.S. offshore wind or oilfield markets for large personnel accommodations with “walk-to-work” capability, respectively. As a C/SOV, we can provide services to the U.S. offshore wind market both during the commissioning phase of an offshore wind farm and during its operational life. As a flotel, we can provide services to facilities engaged in exploration and production of hydrocarbons offshore. Following delivery from the shipyard in early November 2025, the converted vessel was placed into active service and commenced a charter to support an offshore wind project off the U.S. East Cost. The cost of the conversion totaled $107.6 million, including owner-furnished equipment, outfitting, engineering, overhead costs, and capitalized interest. The aggregate of the original vessel acquisition and conversion costs is significantly below the estimated newbuild costs of approximately $170.0 million for an equivalent vessel.

Non-Vessel Capital Expenditures
Non-vessel capital expenditures primarily relate to fixed asset additions or improvements related to our port facility, office locations, information technology, non-vessel property, plant and equipment or other shoreside support initiatives.
Contractual Obligations
The following table and notes set forth our aggregate contractual obligations under our existing debt agreements, non-cancellable property and equipment leases, and vessel construction and conversion programs as of March 31, 2026 (in thousands). These amounts do not include expected capital spending or other related costs that were not contractually committed as of March 31, 2026.

	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Crane purchase contracts(1)	$16,013	$16,013	$—	$—	$—
First Lien Revolving Credit Facility(2)	25,000	—	—	25,000	—
Second Lien Term Loans(3)	442,582	35,081	80,699	97,383	229,419
Interest payments(4)(5)	193,556	40,045	69,552	52,869	31,090
Non-cancellable leases	38,287	8,399	13,230	7,410	9,248
Total	$715,438	$99,538	$163,481	$182,662	$269,757

(1)
Represents our contractual agreement to purchase five active heave compensated knuckle boom cranes, consisting of two 400 MT cranes and three 100 MT cranes. Two 400 MT and two 100 MT cranes are designated for installation on the two MPSV newbuilds currently under construction, while the remaining 100 MT crane is intended for future installation on an existing vessel. Contractual amounts reflect the equipment acquisition costs covered under the purchase agreement and excludes currently non-contractually obligated costs, such as shipping and installation costs. See “—Capital Expenditures and Related Commitments—MPSV Newbuild Construction” for further discussion related to the crane installation and other expected costs related to the two MPSV newbuilds.

(2)	On March 4, 2026, we drew $25.0 million on our $75.0 million First Lien Revolving Credit Facility.
(3)
Our Second Lien Term Loans due 2033 mature on January 1, 2033 with monthly principal payments commencing February 1, 2026. Please see Note 10 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements, each included elsewhere in this proxy statement/prospectus, for further discussion regarding payment obligations under the Second Lien Term Loans due 2033.

(4)
On December 27, 2024, we entered into a second-lien term loan credit agreement with Stonebriar Commercial Finance, LLC, as administrative agent, and Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, providing for $450.0 million of second-lien term loans that bear interest at a fixed annual interest rate of 9.25% and mature on January 1, 2033.

(5)
As of March 31, 2026, there was $25.0 million drawn on our $75.0 million First Lien Revolving Credit Facility. The First Lien Revolving Credit Facility is subject to a quarterly unused fee of 1.0% per annum, as applicable, that is excluded from these amounts.

Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe the following significant accounting policies, discussed further in the notes to our consolidated financial statements, involve estimates that are inherently more subjective.
Revenue Recognition. The services that we provide represent a single performance obligation under our contracts that are satisfied at a point in time or over time. Revenues are earned primarily by (1) chartering our vessels, including the operation of such vessels, (2) providing vessel management services to third party vessel owners, and (3) providing shore-based port facility services, including rental of land. Revenues associated with performance obligations satisfied over time are recognized on a daily basis throughout the contract period.
Typically, our application of ASC 606, Revenue from Contracts with Customers does not require significant judgment as the vast majority of our contracts provide a specific daily rate as the transaction price for each day of service provided for our customers’ benefit. Occasionally, we are required to apply judgment in the determination and allocation of the transaction price over the performance period of our vessel charters in circumstances when the contract contains multiple daily rates or includes a lump-sum payment from the customer for certain activities such as vessel mobilizations, demobilizations or modifications. Should our judgments and estimates regarding the transaction price, representing the amount of consideration to which we expect to be entitled for services transferred to the customer, and the performance period, representing the period over which our performance obligation will be satisfied, change during the term of a contract, it could have a material effect on our results of operations for the applicable periods. We have not recorded a material adjustment to revenues as a result of changes in our estimates and assumptions associated with customer contracts during the three months ended March 31, 2026 or during the years ended December 31, 2025, 2024 or 2023. Please see further discussion regarding revenues generated from contracts with customers in Note 5 to our audited consolidated financial statements and Note 4 to our unaudited condensed consolidated financial statements, each included elsewhere in this proxy statement/prospectus.
Allowance for Doubtful Accounts. Our customers are primarily major and independent, domestic and international, oil and gas and oilfield service companies and national oil companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses the relative age of receivable balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customers’ balances are deemed uncollectible.
Liability-Classified Warrants. Common stock warrants are accounted for as either equity instruments or liabilities depending on the specific terms of the applicable warrant agreement. Our outstanding Creditor Warrants were previously classified as liabilities pursuant to ASC 815, Derivatives and Hedging due to certain anti-dilution provisions in the Creditor Warrant Agreement. On December 10, 2024, the Creditor Warrant Agreement was amended to remove such anti-dilution provisions. As a result, the Creditor Warrants are now effectively indexed to Hornbeck’s common stock and are thus accounted for as stockholders’ equity since the effective date of the amendment. While classified as a liability, the Creditor Warrants were recorded at their estimated fair value on a recurring basis at each balance sheet date. To estimate their fair value, we, assisted by third-party valuation advisors, used a Black-Scholes model, which utilizes the following input assumptions at the applicable valuation date: (i) the current estimated fair value of the underlying common stock based on a controlling interest equity valuation, (ii) the exercise price, (iii) the contractual expiry term, (iv) an estimated equity volatility based on the historical asset and equity volatilities of comparable publicly traded companies, (v) a term-matched risk-free rate based on the U.S. Treasury separate trading of registered interest and principal securities (STRIPS) yield, and (vi) an expected dividend yield. Our third-party valuation advisors estimated the fair value of the underlying common stock using the income approach and the market approach with each equally weighted. The income approach involves the use of various judgmental assumptions including the use of prospective financial information, the weighted-average cost of capital and an exit multiple. The fair value of the Creditor Warrants fell within Level 3 of the hierarchy as there is currently no active trading market and certain inputs of the Black-Scholes model are not observable or corroborated by available market data. Based on the lack of trading history of our privately-held equity, we consider the estimated fair value of our common stock to be the most critical assumption in the determination of the fair value of the Creditor Warrants. At December 10, 2024, the date of the amendment to the Creditor Warrant Agreement, every one-dollar change in the estimated fair value per share of the underlying common stock would have had an approximate $1.5 million impact on the estimated fair value of the Creditor Warrants.
Prior to the reclassification of the warrants to stockholders’ equity resulting from the amendment to the Creditor Warrant Agreement, changes in the estimated fair value of our liability-classified warrants were recognized as a non-cash gain or loss on the consolidated statements of operations. All outstanding warrants are reassessed each reporting period to determine whether their classification continues to be appropriate. Please see further discussion of the inputs and assumptions related to the fair value estimates of our liability-classified warrants in Note 11 to our audited consolidated financial statements.
Stock-Based Compensation Expense. Stock-based compensation awards are accounted for in accordance with ASC 718, Compensation – Stock Compensation, which requires all share-based payments to our employees and directors to be recognized in the audited consolidated financial statements based on their fair values on the grant date. The fair value of the underlying common stock is based upon a valuation of our equity developed with the assistance of third-party valuation experts using a combination of income and market approaches as of the appropriate measurement date. We recognize compensation expense on a straight-line basis over the expected vesting period of stock-based awards that are ultimately expected to vest based on their estimated fair value on the grant date. Forfeitures are recognized during the period in which they actually occur. Please see further discussion regarding our stock-based compensation in Note 13 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements.
Income Taxes. We follow accounting standards for income taxes that require the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to NOL carryforwards and foreign tax credit, or FTC, carryforwards, is based on the weight of all available evidence, both positive and negative, including future reversals of deferred tax liabilities. Due to a cumulative three-year book loss for the period ended December 31, 2022, ASC 740 precluded us from using projected operating results in determining the realization of deferred tax assets. We are using the existing taxable temporary differences that will reverse and create taxable income in the future to determine the realizability of these NOL and FTC carryforwards. We have valuation allowances of $195.3 million and $220.6 million recorded against our deferred tax assets as of December 31, 2025 and 2024, respectively. Such valuation allowances were established because we determined that it was more likely than not such NOL, FTC carryforwards and other deferred tax assets may not be fully utilized prior to their expiration. Each reporting period, we assess and adjust for any significant changes to our liability for unrecognized income tax benefits. Due to a cumulative three-year book loss for the period ended December 31, 2022, ASC 740 precluded us from using projected operating results in determining the realization of deferred tax assets. For the year ended December 31, 2024, we used the existing taxable temporary differences that will reverse and create taxable income in the future to determine the realizability of these NOL and FTC carryforwards. For the period ended December 31, 2025, based upon the positive evidence of another year of strong earnings, management concluded projected operating results could be considered, in addition to existing taxable temporary differences that will reverse and create taxable income in the future, when determining the realizability of its deferred tax assets. We account for any interest and penalties relating to uncertain tax positions in interest expense and G&A expense, respectively. We have made an accounting policy election to account for global intangible low-taxed income, or GILTI, in the year the tax is incurred. Please see further discussion regarding income taxes in Note 14 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements.
Legal Contingencies. We are involved in a variety of claims, lawsuits, investigations and proceedings, as described in Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination such that we expect an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for a significant amount, they could have a material adverse effect on our results of operations in the period or periods in which such change in determination, judgment or settlement occurs.
Recertification Costs. Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are also performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for under GAAP in one of two ways: (1) defer and amortize or (2) expense as incurred. We defer and amortize recertification costs over the length of time that the recertification is expected to last, which is generally 24 to 36 months on average. Major replacements and improvements, which extend the vessel’s useful life or increase its functional operating capability, are capitalized and depreciated over the vessel’s remaining useful life. Inherent in this process are judgments we make regarding whether the specific cost incurred is capitalizable and the period that the incurred cost will benefit. In 2025, 2024 and 2023, we incurred deferred drydocking costs totaling $63.9 million, $59.5 million and $29.8 million, respectively. A change in policy from defer-and-amortize to expense-as-incurred could materially impact our results of operations in future periods.

Quantitative and Qualitative Disclosures About Market Risk
Market risk refers to the potential losses arising from changes in interest rates, foreign currency fluctuations and exchange rates, equity prices and commodity prices including the correlation among these factors and their volatility. We are primarily exposed to interest rate risk and foreign currency fluctuations and exchange risk.
Interest Rate Risk
Our Second Lien Term Loans currently bear interest at a fixed annual interest rate of 9.25%. Borrowings under the First Lien Revolving Credit Facility will be comprised of Base Rate Loans or SOFR Rate Loans (each as defined in the First Lien Credit Agreement), at our option, and accrue interest as follows: (A) for Revolving Loans that are Base Rate Loans, a rate ranging from 1.75% to 2.75% (depending on the total net leverage ratio in effect at such time) per annum, plus the greatest of, subject to a 0.00% floor: (a) the Prime Rate (as defined in the First Lien Credit Agreement) in effect on such day, (b) the Federal Funds Rate (as defined in the First Lien Credit Agreement) in effect on such day plus 0.50%, and (c) the Adjusted Term SOFR (as defined in the First Lien Credit Agreement) rate for a one month interest period on such day after giving effect to a floor of 0.00% per annum, plus 1.00% and (B) for Revolving Loans that are SOFR Rate Loans, a rate ranging from 2.75% to 3.75% (depending on the total net leverage ratio in effect at such time) per annum plus the Term SOFR (as defined in the First Lien Credit Agreement) rate, subject to a 0.00% floor, plus a credit spread adjustment of 0.10% per annum. Accordingly, changes in market interest rates may have a material impact on our results of operations and cash flows. See “—Liquidity and Capital Resources—Debt Agreements” above.
Foreign Exchange Risk
Our financial instruments that can be affected by foreign currency exchange rate fluctuations consist primarily of cash and cash equivalents, trade receivables, trade payables and intercompany debt denominated in currencies other than the U.S. dollar or the functional currency of certain of our consolidated subsidiaries. We may in the future enter into spot and forward derivative financial instruments as a hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. Spot derivative financial instruments are short-term in nature and settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of these instruments, and as a result, no gains or losses are recognized. The accounting for gains or losses on forward contracts is dependent on the nature of the risk being hedged and the effectiveness of the hedge. We had no spot or forward derivative financial instruments as of March 31, 2026 or December 31, 2025.
Other
Due to our international operations, we are exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses may be incurred in local currencies with the result that we are at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items we attempt to contract a significant majority of our services in U.S. dollars. In addition, we attempt to minimize the financial impact of these risks by matching the currency of our operating costs with the currency of the revenue streams when considered appropriate. We continually monitor the currency exchange risks associated with all contracts not denominated in U.S. dollars.

MANAGEMENT FOLLOWING THE MERGERS
Composition of the Combined Company Board of Directors, Executive Officers and Directors
Pursuant to the terms of the merger agreement, after the effective time the combined company will consist of seven members, including (i) three Helix designees and (ii) four Hornbeck designees, one of whom will be the President and Chief Executive Officer of the combined company as of the effective time. The Chairperson of the Helix Board as of immediately prior to the effective time will serve as Chairperson of the combined company board as of the effective time through the combined company’s 2028 annual meeting of stockholders (the “Governance Period”). All three of the Helix designees and at least one of the Hornbeck designees will meet the independence standards of the NYSE as may be applicable with respect to the combined company as of the effective time. Additionally, pursuant to the Securityholders Agreement, two of the Hornbeck designees will be individuals selected by the Ares Investor and one Hornbeck designee will be an individual selected by the Whitebox Investor.
At the effective time, the following individuals are expected to be appointed as executive officers of the combined company: Todd M. Hornbeck as President and Chief Executive Officer; Robert P. Adams as Executive Vice President and Chief Financial Officer; Samuel A. Giberga as Executive Vice President, General Counsel and Corporate Secretary; Scotty Sparks as Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention; and Ben Todd as Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty.
The following table sets forth the name, age, position and class (if applicable) of each of the individuals who are expected, as of July 30, 2026, to serve as executive officers and directors of the combined company as of the effective time:

Name	Age	Position	Expected Director Class
Executive Officers:
Todd M. Hornbeck	58	President and Chief Executive Officer and Director	Class I
Robert P. Adams	49	Executive Vice President and Chief Financial Officer	—
Samuel A. Giberga	64	Executive Vice President, General Counsel and Corporate Secretary	—
Scotty Sparks	53	Executive Vice President and Chief Operating Officer, Subsea Services and Well Intervention	—
Ben Todd	56	Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty	—
Non-Employee Directors:
William L. Transier	72	Director and Chair of the Combined Company Board	Class II
Aaron M. Rosen	45	Director	Class II
Bobby Jindal	55	Director	Class III
Kevin O. Meyers	72	Director	Class I
John V. Lovoi	65	Director	Class III
Benjamin M. Fink	55	Director	Class III

Each executive officer will serve at the discretion of the combined company board and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers.
All of Helix’s current directors, other than William L. Transier and John V. Lovoi are expected to resign from their positions as directors of Helix, effective as of the effective time.
Executive Officers of the Combined Company
Todd M. Hornbeck. Mr. Hornbeck founded Hornbeck in June 1997 and since has played a pivotal role in the development of Hornbeck from a small, private company into a large, global provider of technologically advanced offshore supply and multipurpose service vessels. Mr. Hornbeck currently serves as the Chairperson of the Hornbeck Board and Hornbeck’s President and Chief Executive Officer, and he has served as Hornbeck’s President and as a member of the Hornbeck Board since founding Hornbeck in 1997. Mr. Hornbeck also served as Hornbeck’s Chief Operating Officer from June 1997 until February 2002, at which point he was appointed as Hornbeck’s Chief Executive Officer. Mr. Hornbeck was

appointed as the Chairperson of the Hornbeck Board in May 2005. Prior to founding Hornbeck in 1997, Mr. Hornbeck was employed from 1991 to 1996 by the original Hornbeck Offshore Services, Inc. (“original Hornbeck”), a NASDAQ-listed publicly traded offshore service vessel company founded by his father, Mr. Larry Hornbeck, Hornbeck’s current Chairman Emeritus, with over 105 offshore supply vessels operating worldwide, serving in various positions relating to business strategy and development. Following original Hornbeck’s merger with Tidewater Inc. (“Tidewater”) in March 1996, Mr. Hornbeck accepted a position as Marketing Director-Gulf of America with Tidewater, where his responsibilities included managing relationships and overall business development in the U.S. Gulf region. He remained with Tidewater until Hornbeck’s formation in 1997. Mr. Hornbeck has served on the board of directors of the International Support Owners Association, the Offshore Marine Service Association and the National Ocean Industries Association. Mr. Hornbeck’s extensive experience in the offshore service vessel industry, coupled with his over 25 years of service leading Hornbeck since its founding, positions Mr. Hornbeck well to serve as the combined company’s President and Chief Executive Officer, as well as to serve as a member of the combined company board.
Robert P. Adams. Mr. Adams joined Hornbeck in October 2005 and currently serves as Hornbeck’s Senior Vice President of Finance, a role in which he has served since March 2020. Since joining Hornbeck in October 2005 as a Financial Analyst, Mr. Adams has served in various capacities primarily focused on financial planning and analysis, mergers and acquisitions, investor relations and capital structure. He was appointed as Corporate Finance Manager in March 2008, Director of Corporate Finance in March 2012, and served as Senior Director of Corporate Finance from March 2018 to March 2020. Prior to joining Hornbeck, Mr. Adams held positions of increasing responsibility at Accenture, specializing in budgeting and forecasting from March 2000 to October 2005, and ultimately serving as a Finance Specialist. Mr. Adams also served as an Access Cost Analyst at Excel Communications, a former Dallas-based telecommunications service provider. Mr. Adams received a Bachelor of Science degree in Finance from Louisiana State University.
Samuel A. Giberga. Mr. Giberga joined Hornbeck in January 2004 and currently serves as Hornbeck’s Executive Vice President, General Counsel and Corporate Secretary. Mr. Giberga has served as the General Counsel of Hornbeck since joining Hornbeck in January 2004. He was appointed Hornbeck’s Corporate Secretary in January 2021, appointed as Hornbeck’s Executive Vice President and Chief Compliance Officer in June 2011 and served as Senior Vice President beginning in February 2005. Prior to joining Hornbeck, Mr. Giberga was engaged in the private practice of law for 14 years. During his legal career, Mr. Giberga has worked extensively with marine and energy service companies in a variety of contexts with a concentration in general business, international and intellectual property matters.
Scotty Sparks. Mr. Sparks joined Helix in 2001 and currently serves as Helix’s Executive Vice President and Chief Operating Officer. From May 2015 to February 2016, Mr. Sparks served as Helix’s Executive Vice President – Operations, and he served as Helix’s Vice President – Commercial and Strategic Development from October 2012 to May 2015. Mr. Sparks has also served in various positions with Helix Robotics Solutions, Inc. (formerly known as Canyon Offshore, Inc.), including as Senior Vice President of Helix Robotics Solutions, Inc. from 2007 to September 2012. Including his experience with Helix, Mr. Sparks has over 36 years of experience in the subsea industry, including Operations Manager and Vessel Superintendent at Global Marine Systems and BT Marine Systems.
Ben Todd. Mr. Todd initially joined Hornbeck in January 2001 and currently serves as Hornbeck’s Senior Vice President of Maintenance and Repair, a role in which he has served since January 2026. Previously, Mr. Todd served as Hornbeck’s Vice President and General Manager of the MPSV and Government Operations Fleets from January 2001 to July 2012, where he was responsible for overseeing complex offshore vessel operations, program performance and strategic execution within the fleet. Prior to rejoining Hornbeck, Mr. Todd held senior leadership positions focused on operational strategy and execution at Beier Integrated Systems, a manufacturer and servicer of fully integrated marine systems, serving as the Vice President and Chief Operating Officer from July 2012 to March 2023 before being appointed as President of Beier in March 2023. Mr. Todd also served in the U.S. Navy as a surface electrical technician for surface ships and ground electronics for the naval air station.
Non-Employee Directors of the Combined Company
William L. Transier. Mr. Transier has served as a director on the Helix Board since October 2000, and served as Helix’s Lead Independent Director from March 2016 through July 2017 when he was appointed Chairperson of the Helix Board. Mr. Transier is the founder and Chief Executive Officer of Transier Advisors, LLC, an independent advisory firm providing services to companies facing financial distress, suboptimal operational situations, turnaround, restructuring or in need of interim executive or board leadership. Since August 2025, Mr. Transier has served as a director of GoHealth, Inc., a Nasdaq-listed publicly traded health insurance marketplace and Medicare-focused digital health company. From April 2024 to December 2025, Mr. Transier served as a director on the board of Express, Inc. In

February 2004, Mr. Transier co-founded Endeavour International Corporation (“Endeavour”), an international oil and gas exploration and production company, where he served as non-executive Chairman of Endeavour’s board of directors from December 2014 until November 2015. From September 2006 until December 2014, Mr. Transier served as Chairman, Chief Executive Officer and President of Endeavour, and he served as Endeavour’s Chairman and Co-Chief Executive Officer from its formation in February 2004 through September 2006. Prior to co-founding Endeavour in February 2004, Mr. Transier served as Executive Vice President and Chief Financial Officer of Ocean Energy, Inc. (“Ocean”) and its predecessor, Seagull Energy Corporation from May 1996 to April 2003. Before his tenure with Ocean, Mr. Transier served in various roles including as a partner in the audit department KPMG and head of KPMG’s Global Energy practice from June 1986 to April 1996. Mr. Transier served as the Chairman of the board of directors of Battalion Oil Corporation (formerly known as Halcón Resources Corporation) and as Chairman of its audit committee from October 2019 until May 2021. In October 2023, Mr. Transier was elected to the board of Tupperware Corporation. Previously, Mr. Transier has also served as a member of the boards of directors of M3-Brigade Acquisition III Corp (2022-2023), Exela Technologies (2022-2023), Sears Holding Corporation (2018-2020), Teekay Offshore Partners L.P. (2019-2020), Gastar Exploration, Inc. (2018-2019), CHC Group Ltd. (2016-2017) and Paragon Offshore plc (2014-2017). Mr. Transier has been recognized by the Dallas Business Journal as an Outstanding Director for excellence in corporate governance. Mr. Transier graduated from the University of Texas with a B.B.A. in accounting, has an M.B.A. from Regis University and earned an M.A. in Theological Studies from Dallas Baptist University. Mr. Transier was selected to serve as a director because of his extensive professional experience and extensive knowledge of international operations, the energy industry, leadership of complex organizations, financial restructuring, merger and acquisitions, and other aspects of operating a major corporation.
Aaron Rosen. Mr. Rosen has served as a director of Hornbeck since December 2022. Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across the various Ares fund platforms. Mr. Rosen currently serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Mr. Rosen currently serves as a director, member of the audit committee and member of the nominating, governance and sustainability committee of the board of directors of Savers Value Village, Inc., positions he has held since April 2021. He also currently serves on the boards of directors of the parent entities of Consolidated Precision Products, Form Technologies, TriMark USA, Virgin Voyages and WHP Global. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in both the U.S. and internationally. Prior to his service with Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award. Mr. Rosen was selected to serve as a director because of his extensive financial and accounting expertise.
Bobby Jindal. Mr. Jindal has served as a director of Hornbeck since September 2020. Since 2017, Mr. Jindal has served as an operating advisor to Ares. Mr. Jindal served as the governor of the State of Louisiana from January 2008 to January 2016. Prior to his terms as Louisiana’s governor, Mr. Jindal served as a member of the United States House of Representatives for the State of Louisiana from 2005 to 2008, as assistant Secretary for Health and Human Services for Planning and Evaluation from 2001 to 2003, as President of the University of Louisiana system from 1999 to 2001, and as Secretary of the Louisiana Department of Health and Hospitals from 1996 to 1997. Mr. Jindal currently serves as a director for U.S. Heart and Vascular. He has previously served as a director of Cotton Holdings, LifeMD and WellCare Health Plans, Inc. Mr. Jindal obtained a B.S. from Brown University and a Masters of Letters in Politics from Oxford University at New College. Mr. Jindal was selected to serve as a director because his broad financial and diplomatic experience makes him an invaluable asset as the combined company delves into further diversification efforts and seeks to achieve its future strategic objectives.
Kevin O. Meyers, Ph.D. Dr. Meyers previously served on the Hornbeck Board as a director from June 2011 to August 2022. Dr. Meyers currently serves on the board of directors of Precision Drilling Corporation, an NYSE-listed publicly traded drilling company serving the energy industry, since September 2011. Dr. Meyers also served on the board of directors of Hess Corporation (formerly NYSE: HES), an exploration and production company, from 2013 to 2025, and as the Chairman of the board of directors of Denbury Inc. (formerly NYSE: DEN), a carbon capture, utilization and storage and enhanced oil recovery company, from 2020 to 2023. Dr. Meyers was Special Advisor to the Chief Operating Officer of BG Group plc (formerly LSE: BG), a U.K.-based energy company, from 2012 to 2014.

Dr. Meyers previously served in various senior executive roles at ConocoPhillips, an NYSE-listed publicly traded leading oil and gas company, including as Senior Vice President, Exploration and Production, Americas, from 2009 to 2010; as President of ConocoPhillips Canada from 2006 to 2009; as President of ConocoPhillips Russia and Caspian Region from 2004 to 2006; and as President of ConocoPhillips Alaska from 2002 to 2004. Dr. Meyers began his career at Atlantic Richfield Company, an independent oil and gas company, where he spent approximately 20 years in engineering, technical, and executive leadership positions, including serving as President of ARCO Alaska. Dr. Meyers holds a doctorate in chemical engineering from the Massachusetts Institute of Technology and bachelor’s degrees in chemistry and mathematics from Capital University in Ohio. Dr. Meyers was selected to serve as a director because of his extensive experience in the oil and gas industry, with over 40 years of service to leading exploration and production (“E&P”) companies both domestically and internationally, and the knowledge and insights Dr. Meyers will be able to offer to the combined company board based on his decades of managing E&P operations in geographies relevant to the combined company’s portfolio.
John V. Lovoi. Mr. Lovoi was appointed as a member of the Helix Board in February 2003. Mr. Lovoi is a founder and Managing Partner of JVL Partners, a private oil and gas investment partnership. Mr. Lovoi previously served as head of Morgan Stanley’s global oil and gas investment banking practice from 2000 to 2002 and was a leading oilfield services and equipment research analyst for Morgan Stanley from 1995 to 2000. Prior to joining Morgan Stanley in 1995, he spent two years as a senior financial executive at Baker Hughes and four years as an energy investment banker with Credit Suisse First Boston. Mr. Lovoi also serves as Chairman of the board of directors of Innovex International, Inc., a Nasdaq-listed publicly traded offshore drilling and production equipment company providing its products to the global oil and gas business, and as Chairman of the board of directors of Epsilon Energy Ltd., a Nasdaq-listed publicly traded exploration and production company focused in the Marcellus shale play in the northeast United States. From September 2018 to December 2019, Mr. Lovoi served as a director of Roan Resources, Inc., an independent oil and natural gas company focused on the Anadarko Basin. Mr. Lovoi graduated from Texas A&M University with a Bachelor of Science degree in chemical engineering and received an M.B.A. from the University of Texas. Mr. Lovoi was selected to serve as a director because of his strong financial knowledge and experience in financial matters, including capital market transactions and strategic financial planning (including risk assessment) and analysis.
Benjamin M. Fink. Mr. Fink has been a director of Innovex International, Inc. since July 2024 where he serves as chair of the Audit Committee. Mr. Fink was Executive Vice President and Chief Financial Officer of Anadarko Petroleum Corporation from November 2018 until its acquisition by Occidental Petroleum Corporation in August 2019. He served as Chairman of NYSE-listed Western Gas Partners, LP and Western Gas Equity Partners L.P. from 2018 to 2019, as the President & CEO of both entities from 2017 to 2018, and as their Senior Vice President and Chief Financial Officer from 2009 to 2017. Mr. Fink served as an independent director and Audit Committee Chairman of Zimmer Energy Acquisition Corp., a Nasdaq-listed blank check company formed to seek investment opportunities in the energy transition space, from June 2021 to June 2023. Mr. Fink also currently serves on the board of directors of the parent companies of Salt Creek Midstream, LLC, a leading gatherer and processor of natural gas and crude oil in the Permian Basin. Mr. Fink received a B.S. degree in Economics from the Wharton School of the University of Pennsylvania and earned the Chartered Financial Analyst (CFA) designation from the CFA Institute. Mr. Fink was selected to serve as a director due to his financial expertise and executive experience with public companies in the energy sector.
Composition of the Combined Company Board of Directors
The Helix Board currently consists of seven members and, in accordance with the Helix bylaws, is divided into three staggered classes of similar size, with one class to be elected at each successive annual meeting to serve for a three-year term. The staggered structure of the current Helix Board will remain in place for the combined company board following the completion of the mergers.
Committees of the Combined Company Board of Directors
At the effective time, (i) a Helix designee will be appointed and serve through the Governance Period as Chairperson of the Audit Committee of the combined company board, (ii) a Helix designee will be appointed and serve through the Governance Period as Chairperson of the Corporate Governance and Nominating Committee of the combined company board and (iii) Bobby Jindal will be appointed and serve through the Governance Period as Chairperson of the Compensation Committee of the combined company board.
Audit Committee
Following the completion of the mergers, the members of the Audit Committee of the combined company board are expected to be Benjamin M. Fink, Kevin O. Meyers and William L. Transier, each of whom is expected to be affirmatively determined by the combined company board to qualify as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable NYSE listing rules, and also is expected to have sufficient knowledge in financial and auditing matters to serve on the combined company’s Audit Committee. Benjamin M. Fink is expected to chair the Audit Committee. In addition, the combined company board expects to determine that Benjamin M. Fink qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.
Nomination & Governance Committee
Following the completion of the mergers, the members of the Nomination and Governance Committee of the combined company board are expected to be Bobby Jindal, John V. Lovoi and Kevin O. Meyers, each of whom is expected to be affirmatively determined by the combined company board to qualify as an independent director, as defined under applicable NYSE listing rules. John V. Lovoi is expected to chair the Nomination and Governance Committee.
Compensation Committee
Following the completion of the mergers, the members of the Compensation Committee of the combined company board are expected to be Bobby Jindal, John V. Lovoi and Benjamin M. Fink, each of whom is expected to be affirmatively determined by the combined company board to qualify as an independent director, as defined under applicable NYSE listing rules, and also is expected to meet the additional, heightened independence criteria applicable to members of the Compensation Committee. Bobby Jindal is expected to chair the Compensation Committee.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial information and the accompanying notes (the “Pro Forma Financial Information”) are presented to illustrate the estimated effects of the mergers (as defined below) contemplated by the Agreement and plan of mergers, dated April 22, 2026 (the “merger agreement”), by and among Helix Energy Solutions Group, Inc., a Minnesota corporation (“Helix”), Odyssey Sub, Inc. (“Parent Sub”), Hercules Sub LLC (“LLC Sub”) and Hornbeck Offshore Services, Inc., a Delaware corporation (“Hornbeck”). Pursuant to the merger agreement, (i) Parent Sub will merge with and into Hornbeck (the “first merger”) and (ii) immediately thereafter, the surviving entity will merge with and into LLC Sub (the “second merger,” and together, the “mergers”). The mergers between Helix and Hornbeck are accounted for as a reverse acquisition, where Hornbeck, the legal acquiree, is determined to be the accounting acquirer of Helix. Refer to Note 1.
The following transactions are expected to occur in accordance with the merger agreement at the effective time of the mergers (the “effective time”):
•
On a fully diluted basis, accounting for Hornbeck options and Jones Act Warrants (as defined below) that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own, on an as converted basis, approximately 45% and 55%, respectively, of the combined company. Following the mergers, the name of Helix will be changed to Hornbeck Offshore Services, Inc. and its common stock will remain listed on the New York Stock Exchange.

•
Each issued and outstanding share of Hornbeck common stock (“Hornbeck common stock”) will be converted into the right to receive 10.27167 shares (the “exchange ratio”), par value $0.00001 per share, of Helix’s following the Conversion (the “Converted Helix Common Stock”). No fractional shares of the Converted Helix Common Stock will be issued; instead, shareholders will be entitled to receive a cash payment for the value of any fractional shares of Converted Helix Common Stock that would otherwise be payable.

•
Outstanding Hornbeck restricted stock units (“RSUs”) and performance stock units (“PSUs”) will generally be vested and settled into shares of Converted Helix Common Stock. The number of shares underlying each award will be determined by multiplying the number of shares subject to such award by the exchange ratio. PSUs will be rounded up or down to the nearest whole share, while RSUs will be rounded down to the nearest whole share. Certain RSUs held by non-employee directors will be eligible for cash settlement in accordance with the applicable award agreements. A subset of executive RSUs and PSUs granted in connection with merger closing will remain outstanding and subject to ongoing vesting requirements post-close.

•
Each outstanding Hornbeck option will be vested and converted into an option of the combined company, with the number of shares underlying the option determined by applying the exchange ratio rounded down to the nearest whole share, and the exercise price adjusted by dividing by the exchange ratio rounded up to the nearest whole cent. Certain of the converted options must be exercised upon the closing of the mergers in accordance with their terms and, accordingly, it is assumed such options will be exercised at closing of the mergers and the holder thereof will receive shares of Converted Helix Common Stock. The other converted options will remain outstanding and the holder will have the option to exercise such option in accordance with its terms and receive shares of Converted Helix Common Stock.

•
Each Hornbeck warrant (each, a “Creditor Warrant”) issued pursuant to the Creditor Warrant Agreement, dated as of September 4, 2020, as amended, will be adjusted by the exchange ratio and settled into shares of Converted Helix Common Stock (subject to Jones Act requirements). For purposes of the Pro Forma Financial Information, it is assumed that any Creditor Warrants held by any individual or entity that is not a U.S. Citizen (as defined under the Jones Act) will be converted into Jones Act Warrants and will not be settled into shares of Converted Helix Common Stock.

•
Each Hornbeck warrant (each, a “Jones Act Warrant”) issued pursuant to the Jones Act Warrant Agreement, dated as of September 4, 2020, as amended, will be assumed and subject to the applicable Jones Act restrictions in the certificate of incorporation of the combined company, exercisable into a number of shares of Converted Helix Common Stock at an exercise price per share of Converted Helix Common Stock equal to the exercise price per share of Hornbeck common stock issuable upon exercise of such Jones Act Warrant immediately prior to the effective time.

•
Each outstanding Helix RSU and PSU will be vested and generally settled into shares of Converted Helix Common Stock, with the number of shares based on the number of underlying Helix shares (and, for PSUs, based on the greater of target and actual performance through immediately prior to the effective time), subject to applicable rounding. The Helix Board may elect, prior to the effective time, in its discretion and after consultation with the Hornbeck Board, to settle such awards in cash based on the closing price of Helix common stock on the trading day immediately preceding the closing date.

The Pro Forma Financial Information also reflects the impact of the sale of Helix’s Shallow Water Abandonment business (“Alliance Disposal”), which was completed on May 1, 2026.
The Pro Forma Financial Information has been prepared under the following assumptions:
•	The unaudited pro forma condensed combined balance sheet of the combined company as of March 31, 2026 assumes that the mergers and Alliance Disposal had occurred on March 31, 2026.
•
The unaudited pro forma condensed combined statements of operations of the combined company for the three months ended March 31, 2026 and for the year ended December 31, 2025 assumes that the mergers and Alliance Disposal had occurred on January 1, 2025, the beginning of the earliest period presented.

The Pro Forma Financial Information has been compiled using, and should be read in conjunction with the following:
•
The unaudited condensed consolidated financial statements and notes of Helix as of and for the three months ended March 31, 2026 included in the Form 10-Q, filed by Helix with the Securities and Exchange Commission (the “SEC”) on April 24, 2026, which are incorporated by reference in this proxy statement/prospectus.

•
The audited consolidated financial statements and notes of Helix as of and for the year ended December 31, 2025 included in the Form 10-K, filed by Helix with the SEC on February 26, 2026, which are incorporated by reference in this proxy statement/prospectus.

•	The unaudited condensed consolidated financial statements and notes of Hornbeck as of and for the three months ended March 31, 2026, included elsewhere in this proxy statement/prospectus.
•	The audited consolidated financial statements and notes of Hornbeck as of and for the year ended December 31, 2025, included elsewhere in this proxy statement/prospectus.
The Pro Forma Financial Information is for informational purposes only and is not necessarily indicative of what the actual consolidated results of operations and financial position of the combined company would have been had the mergers taken place on the dates indicated, nor are they indicative of future consolidated results of operations or financial position of the combined company. The Pro Forma Financial Information is based on the information available to management at the time of preparation and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the mergers will differ from the pro forma adjustments, and it is possible the differences may be material.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2026
(in thousands)

	Hornbeck As Adjusted (Note 3)	Helix As Adjusted (Note 3)	Alliance Disposal (Note 4)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$85,913	$501,272	$115,418	$(22,070)	(A)	$680,533
Accounts receivable, net	178,024	230,112	(28,837)	(992)	(B)	378,307
Prepaid expenses	5,929	7,475	(247)	—		13,157
Other current assets	33,995	80,432	(9,838)	(13,736)	(C)	130,977
				40,124	(D)
Total current assets	303,861	819,291	76,496	3,326		1,202,974
Property and equipment, net	759,091	1,320,078	(68,654)	(140,549)	(C)	1,869,966
Goodwill	—	—	—	81,633	(C)	81,633
Deferred recertification and dry dock costs, net	112,156	73,493	(10,819)	(62,674)	(C)	112,156
Operating lease right-of-use assets	17,263	302,926	(785)	12,450	(C)	331,854
Finance lease right-of-use assets	9,683	—	—	—		9,683
Other assets	16,982	52,301	(938)	(64)	(C)	55,739
				(11,611)	(D)
				(931)	(E)
Total assets	$1,219,036	$2,568,089	$(4,700)	$(118,420)		$3,664,005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	90,012	138,412	(14,172)	(992)	(B)	213,260
Accrued payroll and benefits	18,904	34,806	(1,875)	(3,446)	(A)	47,121
				(1,268)	(C)
Current maturities of long-term debt, net	33,734	9,394	—	—		43,128
Operating lease liabilities	3,528	64,112	(477)	—		67,163
Finance lease liabilities	4,841	—	—	—		4,841
Other current liabilities	23,127	34,331	12,485	51,414	(F)	121,357
Total current liabilities	174,146	281,055	(4,039)	45,708		496,870
Long-term debt, net	425,824	294,367	—	20,339	(C)	740,530
Operating lease liabilities	16,747	257,889	(308)	(5,514)	(C)	268,814
Finance lease liabilities	5,438	—	—	—		5,438
Deferred tax liabilities	—	104,972	(12,901)	(46,055)	(D)	46,016
Other long-term liabilities	7,594	72,950	—	—		80,544
Total long-term liabilities	455,603	730,178	(13,209)	(31,230)		1,141,342
Total liabilities	629,749	1,011,233	(17,248)	14,478		1,638,212
STOCKHOLDERS’ EQUITY
Common stock	—	1,220,461	—	(1,220,459)	(G)	2
Additional paid-in capital	259,327	—	—	1,511,797	(G)	1,771,124
Retained earnings (loss)	330,438	385,508	12,548	(18,624)	(A)	255,145
				17,524	(D)
				(931)	(E)
				(51,414)	(F)
				(419,904)	(G)
Accumulated other comprehensive income (loss)	(478)	(49,113)	—	49,113	(G)	(478)
Total stockholders’ equity	589,287	1,556,856	12,548	(132,898)		2,025,793
Total liabilities and stockholders’ equity	$1,219,036	$2,568,089	$(4,700)	$(118,420)		$3,664,005

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
Three Months Ended March 31, 2026
(in thousands, except per share data)

	Hornbeck As Adjusted (Note 3)	Helix As Adjusted (Note 3)	Alliance Disposal (Note 4)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
Net revenues	$172,721	$287,946	$(21,236)	$(420)	(AA)	$439,011
Cost and expenses:
Operating expense	91,030	235,478	(24,679)	(420)	(AA)	297,409
				(4,000)	(BB)
Depreciation expense	12,025	33,622	(4,548)	(6,458)	(CC)	34,641
Amortization expense	12,775	10,242	(907)	(7,715)	(BB)	14,395
General and administrative expense	18,406	19,088	(1,655)	511	(DD)	36,350
Stock-based compensation expense	1,160	1,363	(10)	1,285	(EE)	3,798
Merger and integration costs	3,931	1,468	—	—		5,399
Total cost and expenses	139,327	301,261	(31,799)	(16,797)		391,992
Gain on sale of assets	979	—	—	—		979
Operating income (loss)	34,373	(13,315)	10,563	16,377		47,998
Other income (expense):
Foreign currency gain (loss)	186	290	—	—		476
Royalty income and other	—	1,688	—	—		1,688
Interest expense	(9,259)	(8,200)	—	1,962	(FF)	(15,497)
Interest income	634	2,971	(180)	—		3,425
Other income (loss)	—	8	—	—		8
Total other income (expense)	(8,439)	(3,243)	(180)	1,962		(9,900)
Income (loss) before income taxes	25,934	(16,558)	10,383	18,339		38,098
Income tax expense (benefit)	6,831	(3,152)	2,219	4,768	(GG)	10,666
Net income (loss)	$19,103	$(13,406)	$8,164	$13,571		$27,432
Basic earnings (loss) per common share	$1.24	$(0.09)				$0.08
Diluted earnings (loss) per common share	$1.09	$(0.09)				$0.08
Weighted average common shares outstanding:
Basic	15,439	147,163				328,982
Diluted	17,603	147,163				336,128

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2025
(in thousands, except per share data)

	Hornbeck As Adjusted (Note 3)	Helix As Adjusted (Note 3)	Alliance Disposal (Note 4)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
Net revenues	$719,830	$1,291,474	$(199,633)	$(920)	(AA)	$1,810,751
Cost and expenses:
Operating expense	376,291	945,859	(158,775)	(920)	(AA)	1,131,098
				(31,357)	(BB)
Depreciation expense	41,554	134,538	(18,157)	(22,653)	(CC)	135,282
Amortization expense	43,815	52,844	(4,888)	(25,962)	(BB)	65,809
General and administrative expense	74,461	68,466	(6,891)	2,043	(DD)	156,703
				18,624	(II)
Stock-based compensation expense	7,723	6,568	(64)	44,269	(EE)	58,496
Merger and integration costs	—	—	—	51,414	(HH)	51,414
Total cost and expenses	543,844	1,208,275	(188,775)	35,458		1,598,802
Long-lived asset Impairment	—	(18,064)	—	—		(18,064)
Gain on sale of assets	13,222	—	—	—		13,222
Operating income (loss)	189,208	65,135	(10,858)	(36,378)		207,107
Other income (expense):
Loss on early extinguishment of debt	(67)	—	—	—		(67)
Foreign currency gain (loss)	(692)	(1,667)	—	—		(2,359)
Royalty income and other	—	1,512	—	—		1,512
Interest expense	(32,559)	(32,973)	—	7,703	(FF)	(57,829)
Interest income	6,518	10,196	(1,105)	—		15,609
Other income (loss)	—	277	(276)	—		1
Total other income (expense)	(26,800)	(22,655)	(1,381)	7,703		(43,133)
Income (loss) before income taxes	162,408	42,480	(12,239)	(28,675)		163,974
Income tax expense (benefit)	(10,982)	11,653	652	6,095	(GG)	7,418
Net income (loss)	$173,390	$30,827	$(12,891)	$(34,770)		$156,556
Basic earnings (loss) per common share	$10.86	$0.21				$0.47
Diluted earnings (loss) per common share	$9.60	$0.21				$0.46
Weighted average common shares outstanding:
Basic	15,959	148,349				330,168
Diluted	18,055	148,349				337,314

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.	Basis of Presentation
The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”), and the assumptions set forth herein. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the mergers and other transactions contemplated by the merger agreement. Article 11 of Regulation S-X permits presentation of reasonably estimable synergies and dis-synergies that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Hornbeck has elected not to present Management’s Adjustments as the specificity of the timing and nature of such items is still under evaluation as of the date of this proxy statement/prospectus.
All dollar figures in this section are presented in thousands, except per share information, unless otherwise stated.
Accounting for the mergers
The mergers are accounted for as a business combination and a reverse acquisition pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Hornbeck, the legal acquiree, is determined to be the accounting acquirer of Helix based upon an evaluation of the following primary factors:
•
On a fully diluted basis after accounting for Hornbeck options and warrants that will be assumed by the combined company in connection with the mergers, it is anticipated that securityholders of Helix and Hornbeck immediately prior to the mergers will own, on an as-converted basis, approximately 45% and 55%, respectively, of the combined company;

•
The Ares Investor Group, the largest pre-combination stockholder of Hornbeck, is expected to hold the largest minority voting interest of approximately 11% in the combined company when the mergers are consummated, whereas Helix’s pre-combination ownership is widely dispersed among stockholders.

•
It is expected that the combined company board will consist of seven directors, four of whom will be designated by Hornbeck, including the President and Chief Executive Officer of the combined company, and three of whom will be designated by Helix.

•
Hornbeck’s existing senior management team will comprise the majority of the senior management of the combined company, including the positions already announced for President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President, General Counsel and Secretary, and Executive Vice President and Chief Operating Officer, Marine Transportation and Specialty.

•	The combined company’s name will be Hornbeck Offshore Services, Inc., and the ticker symbol of the combined company will be “HOS.”
Under the reverse acquisition method of accounting, the assets and liabilities of Helix as of the closing date will be consolidated by Hornbeck at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Helix’s net assets will be recognized as goodwill or gain on bargain purchase, respectively. Fair value is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.
Preliminary purchase price consideration
The stock price of Helix, as an accounting acquiree, is used to measure the consideration transferred in this reverse acquisition, as Helix’s stock price is more reliably measurable than the value of the equity interest of the accounting acquirer Hornbeck, which is a privately held entity. The following table presents the calculation of preliminary purchase price consideration (in thousands, except stock price):

Helix shares issued and outstanding as of March 31, 2026	147,296
Remove Helix director restricted stock	(127)
Helix shares issued and outstanding	147,169
Helix stock price(1)	$10.05

Total share consideration	$1,479,048
Acquisition date fair value attributable to:
Helix legacy PSUs	$7,087
Helix legacy RSUs	2,992
Helix legacy director restricted stock	824
Total share based awards	10,903
Total preliminary purchase price consideration	$1,489,951

(1)	The Helix stock price on May 15, 2026 at closing is used as a proxy for the market price of the Helix shares on the closing date.
The purchase price consideration applied in the Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Helix’s common stock and the number of vested Helix’s stock-based compensation awards when the mergers are consummated. This will likely result in a difference from the preliminary purchase consideration calculated above and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 20% in the price per Helix common stock will produce the following purchase price consideration and the corresponding gain on bargain purchase or goodwill (in thousands, except stock price):

	Helix Stock Price	Purchase Price Consideration	Goodwill
As presented	$10.05	$1,489,951	$81,633
20% increase	12.06	1,787,941	97,960
20% decrease	8.04	1,191,961	65,306

Preliminary purchase price allocation
The allocation of the purchase price consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.
The preliminary allocation of the purchase price consideration is as follows (in thousands):

Estimated Fair Value
Cash and cash equivalents	$616,690
Accounts receivable, net	201,275
Prepaid expenses	7,228
Other current assets	79,458
Property, plant and equipment, net	1,110,875
Operating lease right-of-use assets	314,591
Other assets	51,299
Total assets acquired	2,381,416
Accounts payable	124,240
Accrued payroll and benefits	31,663
Current maturities of long-term debt, net	9,394
Operating lease liabilities	63,635
Other current liabilities	46,816
Long-term debt, net	314,706
Operating lease liabilities	252,067
Deferred tax liabilities	57,627
Other long-term liabilities	72,950
Total liabilities assumed	973,098
Net assets acquired	1,408,318
Goodwill	81,633
Total preliminary purchase price allocation	$1,489,951

2.	Accounting Policies
Upon consummation of the mergers, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when confirmed, could have a material impact on the combined financial statements of the combined company. Based on an initial analysis, management did not identify differences that would have a material impact on the Pro Forma Financial Information, except for the presentation reclassifications further discussed in Note 3.
3.	Reclassification
Balance Sheets as of March 31, 2026
The table below summarizes reclassifications made to Hornbeck’s historical balance sheet to conform to the presentation that will be adopted for the combined company as of March 31, 2026 (in thousands):

Financial Statement Line Item	Historical Hornbeck Presentation	Hornbeck As Adjusted
Assets held for sale	$461	$—
Taxes receivable	18,897	—
Other current assets	14,637	33,995
Total	33,995	33,995
Deferred charges, net	117,470	—
Deferred tax assets, net	11,611	—
Deferred recertification and dry docking costs, net	—	112,156
Other assets	57	16,982
Total	129,138	129,138
Accrued interest	3,660	—
Accrued taxes payable	9,393	—
Deferred revenue	5,709	—
Other current liabilities	4,365	23,127
Total	$23,127	$23,127

The table below summarizes reclassifications made to Helix’s historical balance sheet to conform to the presentation that will be adopted for the combined company as of March 31, 2026 (in thousands):

Financial Statement Line Item	Historical Helix Presentation	Helix As Adjusted
Other current assets	$87,907	$80,432
Prepaid expenses	—	7,475
Total	87,907	87,907
Accrued liabilities	69,137	—
Accrued payroll and benefits	—	34,806
Other current liabilities	—	34,331
Total	$69,137	$69,137

Statements of Operations for the Three Months Ended March 31, 2026
The table below summarizes reclassifications made to Hornbeck’s historical statements of operations to conform to the presentation that will be adopted for the combined company for the three months ended March 31, 2026 (in thousands):

Financial Statement Line Item	Historical Hornbeck Presentation	Hornbeck As Adjusted
Vessel revenues	$160,367	$—
Non-vessel revenues	12,354	—
Net revenues	—	172,721
Total	$172,721	$172,721

The table below summarizes reclassifications made to Helix’s historical statement of operations to conform to the presentation that will be adopted for the combined company for the three months ended March 31, 2026 (in thousands):

Financial Statement Line Item	Historical Helix Presentation	Helix As Adjusted
Cost of sales	$279,118	$—
General and administrative expense	22,143	19,088
Operating expense	—	235,478
Depreciation expense	—	33,622
Amortization expense	—	10,242
Stock-based compensation expense	—	1,363
Merger and integration costs	—	1,468
Total	301,261	301,261
Net interest expense	(5,229)	—
Interest expense	—	(8,200)
Interest income	—	2,971
Total	(5,229)	(5,229)
Other income (loss)	298	8
Foreign currency gain (loss)	—	290
Total	$298	$298

Statements of Operations for the Year Ended December 31, 2025
The table below summarizes reclassifications made to Hornbeck’s historical statement of operations to conform to the presentation that will be adopted for the combined company for the year ended December 31, 2025 (in thousands):

Financial Statement Line Item	Historical Hornbeck Presentation	Hornbeck As Adjusted
Vessel revenues	$669,004	$—
Non-vessel revenues	50,826	—
Net revenues	—	719,830
Total	$719,830	$719,830

The table below summarizes reclassifications made to Helix’s historical statement of operations to conform to the presentation that will be adopted for the combined company for the year ended December 31, 2025 (in thousands):

Financial Statement Line Item	Historical Helix Presentation	Helix As Adjusted
Cost of sales	$1,132,336	$—
General and administrative expense	75,939	68,466
Operating expense	—	945,859
Depreciation expense	—	134,538
Amortization expense	—	52,844
Stock-based compensation expense	—	6,568
Total	1,208,275	1,208,275
Net interest expense	(22,777)	—
Interest expense	—	(32,973)
Interest income	—	10,196
Total	(22,777)	(22,777)
Other income (loss)	(1,390)	277
Foreign currency gain (loss)	—	(1,667)
Total	$(1,390)	$(1,390)

4.	Alliance Disposal
Reflects the removal of the historical financial position and results of operations attributable to the Alliance business, which was disposed of by Helix on May 1, 2026, and the corresponding tax impact of the removal. Balances and activities of the Alliance business will not be part of the combined company upon consummation of the mergers. The unaudited pro forma condensed combined balance sheet adjustment as of March 31, 2026 also reflects a total estimated sales price of $135.4 million, including an estimated working capital adjustment of $27.9 million and net of estimated transaction costs of $2.1 million from the Alliance Disposal.
5.	Transaction Accounting Adjustments
Explanations of the adjustments to the unaudited condensed combined pro forma financial statements are as follows:
Unaudited Pro Forma Condensed Combined Balance Sheet
(A)
Represents the estimated cash payment at closing and settlement of historical accruals related to the long-term incentive compensation programs at both Helix and Hornbeck as well as retention bonuses in connection with the mergers.

(B)	Represents the elimination of Accounts receivable, net and Accounts payable resulting from transactions between Helix and Hornbeck, as if Hornbeck and Helix were consolidated affiliates.
(C)
Represents preliminary fair value adjustments to Helix’s historical financial position, including property, plant and equipment, net; U.S Maritime Administration (“MARAD”) Debt; Senior Notes due 2029; operating leases; oil and gas reserves; and goodwill, as well as the write-off of certain balances, including unamortized debt issuance costs, RSU liabilities and prepaid or deferred amounts without future benefit to the combined company, in connection with the application of the acquisition method of accounting and the preliminary purchase price allocation described in Note 1.

(D)
Represents the pro forma adjustments to income tax related accounts on the balance sheet as a result of the mergers. The net decrease in Deferred tax liabilities, is primarily driven by the tax effect from the fair value adjustments resulting from the preliminary purchase price allocation discussed in Note (C). The tax impact of the transaction and compensation costs payable at closing are recorded to the tax receivables included in Other current assets.

(E)
Reflects the removal of the remaining unamortized deferred financing costs associated with Helix’s asset-based lending (“ABL”) Credit Facility, which is expected to be terminated in connection with the mergers.

(F)	Represents the accrual of additional transaction costs directly attributable to the mergers that are expected to be incurred by Hornbeck subsequent to March 31, 2026.
(G)	Additional transaction accounting adjustments in the stockholders’ equity represent the following:

(in thousands)	Removal of Helix Historical Equity, Net of Alliance Disposal(1)	Hornbeck Stock-based Compensation Accelerated Vesting(2)	Fair value of purchase price consideration(3)	Total Adjustments
Common stock	$(1,220,461)	$—	$2	$(1,220,459)
Additional paid-in capital	—	21,848	1,489,949	1,511,797
Retained earnings (loss)	(398,056)	(21,848)	—	(419,904)
Accumulated other comprehensive income (loss)	49,113	—	—	49,113
Total stockholders’ equity	$(1,569,404)	$—	$1,489,951	$(79,453)

(1)	To remove the historical equity of Helix, the accounting acquiree, as a result of the reverse acquisition by Hornbeck.
(2)
To record the accelerated vesting of Hornbeck’s stock-based compensation assuming all RSUs are settled in shares. For non-employee directors of Hornbeck, RSUs may be settled, in whole or in part, in cash in accordance with the applicable award agreement. If the RSUs held by non-employee directors are settled in cash, the impact on the pro forma statements would be a reduction of approximately 1.1 million shares of Converted Helix Common Stock issued and outstanding and an incremental cash outflow of approximately $11.4 million.

(3)
To recognize the fair value of the purchase price consideration paid by Hornbeck in the reverse acquisition of Helix, which includes the impacts to purchase price consideration from the conversion of Helix’s legacy stock-based compensation. Refer to Note 1 for the components of the purchase price consideration. The Helix Board of Directors may elect, in its discretion after consultation with the Hornbeck Board, to settle Helix RSUs and PSUs in cash. The amounts presented on the pro forma balance sheet assume all Helix stock-based awards are settled in shares. If all of Helix’s RSUs and PSUs are settled in cash, the impact on the pro forma statements would be a reduction of approximately 2.7 million shares of Converted Helix Common Stock issued and outstanding and an incremental cash outflow of approximately $26.9 million.

Unaudited Pro Forma Condensed Combined Statements of Operations
(AA)	Represents the elimination of Net revenues and Operating expense from the transactions between Hornbeck and Helix as if Hornbeck and Helix were consolidated affiliates.
(BB)
Reflects the removal of amortization for deferred dry docking costs and amortization of deferred mobilization costs associated with capitalizable balances as of January 1, 2025 as such costs were written off in connection with the application of the acquisition method of accounting and the preliminary purchase price allocation described in Note 1. Any remaining amortization relates solely to capitalizable costs incurred after January 1, 2025.

(CC)	Reflects the decrease to Depreciation expense based on the preliminary fair value adjustment and the estimated weighted average useful lives of the acquired Property, plant and equipment, net.
(DD)
Reflects the recognition of employee compensation expense associated with cash-based retention and continuity awards granted in connection with the mergers. The awards have an aggregate value of approximately $4.1 million and are subject to both the occurrence of the closing date and a service condition of two years after the grant date on May 18, 2026. For pro forma purposes, the associated compensation cost is recognized ratably over the requisite service period of two years, resulting in estimated compensation expense of $0.5 million and $2.0 million for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively.

(EE)	Reflects the accelerated vesting and settlement of RSUs, PSUs, Helix legacy director restricted stock and certain option awards of Hornbeck in connection with the consummation of the mergers.
(FF)
Reflects (1) the removal of the historical amortization of deferred financing costs associated with Helix’s ABL Credit Facility, which is expected to be terminated in connection with the mergers; (2) the removal of historical amortization of deferred financing costs related to the Helix’s MARAD debt and Senior Notes due 2029 which are assumed by Hornbeck with remaining unamortized deferred financing costs written-off, in connection with the application of the acquisition method of accounting and the preliminary purchase price allocation described in Note 1; and (3) the amortization of the premium related to the MARAD debt and Senior Notes due 2029.

(GG)
Represents the pro forma income tax effect of the adjustments related to the mergers calculated by applying an estimated 26% overall global effective tax rate for the combined company, adjusted for permanent non-deductible transaction and compensation differences, where applicable. Management believes this approach provides a reasonable basis for the pro forma income tax adjustments; however, the effective tax rate of the combined company could be significantly different depending on the mix of activities. This preliminary estimate is subject to further assessment and adjustments as additional information becomes available.

(HH)
Represents the estimated transaction costs of $51.4 million to be incurred by Hornbeck subsequent to March 31, 2026, primarily consisting of investment, banking, legal, and accounting advisory fees directly attributable to the mergers. These transaction costs are nonrecurring and will not affect the combined company’s statements of operations beyond twelve months after the closing of the mergers. Transaction costs of $3.9 million are included in the historical statements of operations of Hornbeck for the three months ended March 31, 2026. Hornbeck incurred minimal transaction costs for the year ended December 31, 2025. Transaction costs of $1.2 million related to the mergers are included in the historical statements of operations of Helix for the three months ended March 31, 2026. Helix did not incur transaction costs for the year ended December 31, 2025.

(II)	Reflects the recognition of compensation expense associated with the settlement of long-term incentive programs at both Helix and Hornbeck, as well as retention bonuses in connection with the mergers.
6.	Earnings per Share
As the unaudited pro forma condensed combined statements of operations assumes that the mergers had occurred at January 1, 2025, the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the mergers have been outstanding for the entirety of the periods presented. Diluted earnings per share assumes (i) converted options that remain eligible for exercise post-close remain outstanding, and (ii) performance stock units are achieved at target.

The table below presents the components of the pro forma earnings per share calculation (in thousands):

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Pro forma net income	$27,432	$156,556
Basic shares:
Helix historical weighted average shares outstanding	147,163	148,349
Shares issued due to the vesting of Helix stock-based compensation awards	2,677	2,677
Shares issued in exchange for Hornbeck shares outstanding	54,142	54,142
Shares issued in exchange for certain Hornbeck Creditor Warrants(1)	1,549	1,549
Shares issued due to the vesting of Hornbeck share-based compensation awards	10,154	10,154
Conversion of Hornbeck Jones Act Warrants into Combined Company Jones Act Warrants	103,637	103,637
Conversion of certain Hornbeck Creditor Warrants into Combined Company Jones Act Warrants(1)	9,660	9,660
Pro forma weighted average common shares outstanding, basic	328,982	330,168
Diluted shares:
Pro forma weighted average shares outstanding, basic	328,982	330,168
Dilutive impact due to options	5,489	5,489
Dilutive impact due to restricted stock units and performance stock units	1,657	1,657
Pro forma weighted average common shares outstanding, diluted	336,128	337,314
Earnings per share, basic	$0.08	$0.47
Earnings per share, diluted	$0.08	$0.46

(1)
The Creditor Warrant conversion utilizes the average closing price per share of Converted Helix Common Stock over the ten trading days immediately preceding the second business day prior to the closing date, with the May 15, 2026 Helix stock price used as a proxy for pro forma purposes.

RELATED PARTY TRANSACTIONS OF DIRECTORS
AND EXECUTIVE OFFICERS OF HORNBECK
The following is a discussion of transactions between Hornbeck and its executive officers and directors who will serve as a director and/or executive officer of the combined company. Hornbeck believes that the terms of each of these transactions are at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.
Hornbeck has entered into a separate indemnity agreement with each of its officers and directors that provides, among other things, that Hornbeck will indemnify such director, under the circumstances and to the extent provided in the agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as an executive officer or director of Hornbeck, and otherwise to the fullest extent permitted under Delaware law and Hornbeck’s amended and restated bylaws. These agreements are in addition to the indemnification provided to Hornbeck’s officers and directors under its amended and restated bylaws and in accordance with Delaware law.
For the past 29 years, Larry D. Hornbeck’s family has personally supported the development of Hornbeck by hosting numerous events at the Hornbeck Family Ranch (the “Ranch”), located in Houston County, Texas, including constructing at their own expense a hunting lodge and related facilities and providing access to 4,700 acres adjoining the lodge and related facilities. The Ranch and related facilities have been used for functions intended to foster client and vendor relations, management retreats, Hornbeck Board meetings and special Hornbeck promotional events. The Ranch also plays a vital role in Hornbeck’s business continuity plan in the event Hornbeck’s corporate headquarters is impacted by a natural disaster. Until December 31, 2005, these facilities were used by Hornbeck without charge. Hornbeck has determined that the use of the Ranch in the past and going forward has been and is beneficial to Hornbeck’s business. On September 4, 2020, Hornbeck entered into an Amended and Restated Facilities Use Agreement and implemented the Second Amended and Restated Indemnification Agreement (the “Indemnification Agreement”) with Larry D. Hornbeck, as well as certain other indemnitees, regarding the Ranch.
The Indemnification Agreement provides for indemnification by Hornbeck of Larry D. Hornbeck, as well as certain other indemnitees, including Hornbeck’s Chairman, President and Chief Executive Officer, Todd M. Hornbeck, for any claims, demands, causes of action and damages that may arise out of Hornbeck’s use of the Ranch and related facilities and premises. The Indemnification Agreement also provides that Hornbeck shall secure and maintain insurance coverage of the types and amounts sufficient to provide adequate protection against the liabilities that may arise under the Indemnification Agreement. The Indemnification Agreement was acknowledged by the independent members of the Hornbeck Board on September 9, 2020.
The agreements govern Hornbeck’s use of the Ranch and related facilities. The Facilities Use Agreement will remain in effect until December 31, 2026 unless it is terminated or extended by its terms. The Facilities Use Agreement automatically renews on an annual basis unless either party provides the other party 30 days’ prior written notice of termination. The Facilities Use Agreement also provides that Hornbeck will pay Mr. Larry Hornbeck an annual use fee for Hornbeck’s use of the facilities and provides for an operating budget to reimburse Mr. Larry Hornbeck for certain variable costs related to Hornbeck’s use of the Ranch facilities and to replenish expendable goods used by Hornbeck invitees to the facilities. For 2022, the operating budget set by the Hornbeck Board was $325,000, inclusive of an annual use fee of $75,000. In the fall of 2022, in light of relaxed COVID-19 restrictions and market recovery, Hornbeck fully reopened the lodge facilities, and the audit committee and the Hornbeck Board adjusted the operating budget to $415,000, inclusive of an annual use fee of $112,500. For 2023, the operating budget was set at $452,500, inclusive of an annual use fee of $150,000. For 2024, the operating budget was set at $450,000, inclusive of an annual use fee of $150,000. For 2025, the operating budget was set at $480,000, inclusive of an annual use fee of $150,000.
In 2006, Larry D. Hornbeck transferred ownership of the land on which the Ranch is located to a family limited partnership in which trusts on behalf of the children of Todd M. Hornbeck and Troy A. Hornbeck are the limited partners. The general partner of the family limited partnership is controlled by Todd M. Hornbeck and Troy A. Hornbeck. The family limited partnership has entered into a long-term lease of the property to Larry Hornbeck and acknowledged and agreed to Hornbeck’s use of the Ranch and related facilities under the Facilities Use Agreement and the Indemnification Agreement.
Hornbeck has provided, and may, from time to time in the future at its own expense and with Mr. Larry Hornbeck’s prior approval, provide additional amenities for its representatives and invitees. Certain of these amenities may, by their nature, remain with the property should Hornbeck ever cease to use the Ranch. In approving the Facilities Use

Agreement and establishing the use fee amount, the audit committee and independent members of the Hornbeck Board considered the costs of comparable third-party facilities and determined that the combined facilities use fee and anticipated reimbursement of variable costs were substantially lower than costs for the use of such comparable facilities.
Mr. Larry Hornbeck has also agreed, among other things, to make himself available to Hornbeck, the Chief Executive Officer of Hornbeck, the Hornbeck Board or any committee of the Hornbeck Board to assist in the assessment of potential targets for acquisitions, to travel for Hornbeck projects, to attend industry meetings and to aid in other ways, in exchange for consideration of $20,333 per month paid as consulting fees pursuant to a consulting agreement dated as of September 4, 2020. This consulting agreement automatically renews on an annual basis unless either party provides the other party 30 days’ prior written notice of termination.
Third and Fourth Amended and Restated License Agreement
Pursuant to the Third A&R License Agreement, Hornbeck is required to make quarterly payments to HFR, which is owned by Todd M. Hornbeck and his brother Troy A. Hornbeck, of $250,000 ($1.0 million annually) for use of the Hornbeck Brands plus the Performance Fee. Hornbeck made payments of $2.0 million, $2.0 million and $2.0 million to HFR during each of the years ended December 31, 2025, 2024 and 2023, respectively. In addition, Hornbeck paid (i) $1.0 million in March of 2026 for the Performance Fee earned in 2025, and (ii) an aggregate of $500,000 for quarterly payments associated with the use of the Hornbeck Brands for fourth quarter of 2025 and for the first quarter of 2026. On April 23, 2026, Hornbeck and HFR executed the Fourth A&R License Agreement, which will become effective only upon closing of the mergers. Pursuant to the Fourth A&R License Agreement, the combined company will have an exclusive license to use the various Hornbeck Brands in connection with the existing Hornbeck business and the recently-merged Helix business. The Fourth A&R License Agreement eliminates the quarterly payments of $250,000 ($1.0 million annually) for use of the Hornbeck Brands and Performance Fee under the Third A&R License in exchange for a single one-time payment of $17.4 million paid to HFR plus any amounts earned under the Third A&R License Agreement that remain due and payable through the closing of the mergers. The Fourth A&R License Agreement will continue until the later of the seventh (7th) anniversary of the closing of the mergers and the second (2nd) anniversary of the date that Todd M. Hornbeck is no longer Hornbeck’s President and Chief Executive Officer (other than for Todd M. Hornbeck’s resignation as President while he remains Chief Executive Officer). For additional details and risks associated with the Fourth A&R License Agreement, see “Risk Factors—We do not own the Hornbeck Brands, but may use the Hornbeck Brands pursuant to the terms of a license granted by HFR, and our business may be materially harmed if we breach our license agreement or it is terminated.”

COMPARISON OF STOCKHOLDERS’ RIGHTS
Hornbeck stockholders will receive shares of Converted Helix Common Stock in the mergers. Helix is currently a Minnesota corporation subject to the MBCA, and Hornbeck is a Delaware corporation subject to the DGCL. Under the terms of the merger agreement, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA pursuant to the plan of conversion. If the mergers and the other transactions contemplated by the merger agreement, including the Conversion, are completed, the rights of Helix stockholders, as stockholders of a Delaware corporation following the Conversion, and the rights of Hornbeck stockholders who become Helix stockholders through the receipt of Converted Helix Common Stock pursuant to the merger agreement will be governed by the DGCL and the combined company’s certificate of incorporation and bylaws (each as amended in connection with the transactions). The following description summarizes the current rights of Hornbeck stockholders, the current rights of Helix shareholders and the rights of the combined company’s stockholders under the combined company’s certificate of incorporation and bylaws upon completion of the mergers.
The following summary is not a complete statement of the rights of current Helix shareholders, current Hornbeck stockholders or the stockholders of the combined company upon completion of the mergers. This summary does not purport to be a complete description of the specific provisions referred to below and is qualified in its entirety by reference to the MBCA and the DGCL and Helix’s, Hornbeck’s and the combined company’s governing corporate documents, which Helix shareholders and Hornbeck stockholders should read. For information on how copies of these documents may be obtained, please see the section of this proxy statement/prospectus titled “Where You Can Find More Information.”

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
Authorized Capital Stock

Helix has authority to issue 245,000,000 shares of capital stock, consisting of common stock, without par value, and 5,000,000 shares of preferred stock, par value $0.01 per share.	Hornbeck has authority to issue 50,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, par value $0.00001 per share.
The combined company will have authority to issue 410,000,000 shares of capital stock, consisting of (i) up to 400,000,000 shares of common stock, par value $0.00001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share. See the section of this proxy statement/prospectus titled “The Authorized Share Increase Proposal” for a description and reasons for the proposed increase.

Voting Rights

The MBCA provides that each stockholder is entitled to one vote for each share entitled to vote and held as of the record date, unless otherwise provided in the articles of incorporation. The MBCA requires cumulative voting unless the articles of incorporation provide there shall be no cumulative voting.

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation.

Helix’s articles of incorporation provide that each holder of Common Stock shall be entitled to one vote for each share held. No shareholder of	Hornbeck’s certificate of incorporation and bylaws provide that, unless otherwise required by law, each Hornbeck stockholder shall	The combined company’s certificate of incorporation and bylaws will provide that, unless otherwise required by law, each stockholder of

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
Helix shall be entitled to cumulative voting rights.

Subject to the discussions in “—Amendment of Governing Documents” below, unless otherwise provided in Helix’s articles of incorporation or Helix’s bylaws, or the MBCA, the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote on a matter shall be the act of Helix’s shareholders. Abstentions shall be counted as votes against.

be entitled to one vote for each share of common stock held by such stockholder. The holders of shares of Hornbeck common stock do not have cumulative voting rights.

Subject to the discussions in “—Nominations/Election of Directors” and “—Amendment of Governing Documents” below, unless otherwise required by the Hornbeck’s certificate of incorporation, Hornbeck’s bylaws, Hornbeck’s Securityholders Agreement, or the DGCL, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions shall not be counted as votes cast.

the combined company shall be entitled to one vote for each share of capital stock entitled to vote on the subject matter under consideration held by such stockholder. The holders of shares of common stock of the combined company will not have cumulative voting rights.

Except as otherwise provided in the combined company’s certificate of incorporation or required by applicable law, the holders of common stock of the combined company will vote together as a single class (or, if the holders of one or more series of preferred stock are entitled to vote together with the holders of common stock, as a single class with the holders of such series of preferred stock) on all matters submitted to a vote of the stockholders generally. Under the combined company’s certificate of incorporation, the voting rights of the holders of any preferred stock designated by the combined company board will be determined by resolution of the combined company board.

Subject to the discussions in “—Nominations/Election of Directors” and “—Amendment of Governing Documents” below, unless otherwise required by the combined company’s certificate of incorporation, the combined company’s bylaws, the rules or regulations of any stock exchange applicable to the combined company, or applicable law, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the matter will be the act of the stockholders.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
Number of Directors and Size of Board

The MBCA provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed in the manner set forth in the bylaws or the articles of incorporation.	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

Helix’s articles of incorporation and provide that the number of directors shall be fixed as provided for in the bylaws. Helix’s bylaws provide that the number of directors of the Helix Board shall be fixed from time to time by the Helix Board or Helix’s shareholders pursuant to Helix’s bylaws.

Hornbeck’s Securityholders Agreement provides that the number of directors of the Hornbeck Board will be nine or such greater number approved by the Hornbeck Board and the Appointing Persons (as defined in Hornbeck’s Securityholders Agreement).

Hornbeck’s Securityholders Agreement provides that the Hornbeck Board will consist of (i) four directors designated by Ares (for so long as Ares is an Appointing Person), (ii) two directors designated by Whitebox (for so long as Whitebox is an Appointing Person), (iii) two directors designated by Highbridge (for so long as Highbridge is an Appointing Person) and (iv) the duly-appointed and acting Chief Executive Officer of Hornbeck. If any seats on the Hornbeck Board remain unfilled after the exercise of the foregoing Director Designation Rights (as defined in Hornbeck’s Securityholders Agreement), candidates for such additional seats will be nominated by the Hornbeck Board and will be subject to election by the holders of common stock.

The combined company’s certificate of incorporation will provide that, subject to the rights granted to any holders of any one or more series of preferred stock then-outstanding or the rights granted pursuant to the combined company’s Securityholders Agreement, the number of directors which shall constitute the combined company board shall be fixed from time to time pursuant to resolutions of the combined company board.

No more than a minority of the number of directors necessary to constitute a quorum of the combined company board shall be non-U.S. Citizens. See the section of this proxy statement/prospectus titled “The D&O Citizenship Matters Proposal” for a description and reasons for this proposed requirement.

Under the combined company’s Securityholders Agreement, the Ares Investor (as defined in the combined company’s Securityholders Agreement) shall have the right to designate for nomination two Ares Investor Directors (as defined in the combined company’s Securityholders Agreement) during any time that the Ares Investor Group (as defined in the combined company’s Securityholders Agreement) beneficially owns at least 20% of the outstanding common stock (including any common stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants) and one Ares Investor Director during any time that the Ares Investor Group beneficially owns at least 10% but

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights

less than 20% of the outstanding common stock. The Whitebox Investor shall have the right to designate for nomination one Whitebox Investor Director during any time that the Whitebox Investor Group beneficially owns at least 10% of the outstanding common stock.

Classified Board/Term of Directors

The MBCA provides that directors of a Minnesota corporation may, by the corporation’s articles of incorporation or bylaws, be divided into classes.	The DGCL provides that directors of a Delaware corporation may, by the corporation’s certificate of incorporation or by the corporation’s bylaws, be divided into one, two or three classes.

Helix’s bylaws provide that the directors shall be classified into three classes, as nearly equal in number as possible. At each annual meeting of shareholders, the successors of the class of directors whose term expires at the meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of their election. Each director shall hold office until his or her death, resignation, removal or his or her successor is elected and qualified.

Hornbeck’s bylaws provide that each director will serve for a term ending on the first annual meeting following the annual meeting at which such director was elected. Hornbeck’s certificate of incorporation and bylaws provide that each director shall hold office until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

The combined company’s certificate of incorporation will provide that the directors of the combined company, other than those who may be elected by the holders of any series of preferred stock, shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. The term of office of the initial Class II directors shall expire at the first annual meeting of stockholders following the mergers, the term of office of the initial Class I directors shall expire at the second annual meeting of stockholders after the mergers, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders after the mergers.

At each annual meeting of stockholders, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified.

Nominations/Election of Directors

Helix’s bylaws provide that nominations of persons for election to the Helix Board may be made at a	Hornbeck’s bylaws provide that nominations of persons for election to the Hornbeck Board or the proposal	The combined company’s bylaws will provide that, subject to the rights of the holders of any class or series of

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
meeting of shareholders (a) by or at the direction of the Helix Board or (b) by any shareholder of Helix who is a shareholder of record at the time of giving of notice and who is entitled to vote for the election of directors at the meeting and who complies with the advance notice procedures set forth in Helix’s bylaws. Such nominations, other than those made by or at the direction of the Helix board, shall be made pursuant to timely notice in writing to Helix’s Corporate Secretary. To be timely, a shareholder’s notice must be delivered to the principal executive offices of Helix not less than 90 days prior to the anniversary date of the immediately preceding annual meeting. With respect to a special meeting of Helix’s shareholders, Helix’s articles of incorporation and bylaws provide that notice must be delivered not later than the close of business on the tenth day following the first to occur of (x) the date on which notice of the date of the special meeting was mailed to shareholders or (y) the date on which public disclosure of the date was made.

of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to Hornbeck’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Hornbeck Board or any nominating committee thereof, or (C) as may be provided in Hornbeck’s certificate of incorporation.

If the election of directors is included as business to be brought before a special meeting in Hornbeck’s notice of meeting, nominations of persons for election to the Hornbeck Board at a special meeting of stockholders may be made (x) by or at the direction of the Hornbeck Board or any committee thereof and (y) by any stockholder who is a stockholder of record at the time of giving of notice and at the time of the special meeting, who shall be entitled to nominate one or more persons for election to the Hornbeck Board pursuant to Hornbeck’s Securityholders Agreement at such time.

Directors designated as Board Designees (as defined in Hornbeck’s Securityholders Agreement) by the Appointing Persons (as described under “—Number of Directors and Size of Board” above) shall be elected to the Hornbeck Board, and Hornbeck and each securityholder shall take all necessary action to ensure such designees are elected.

Directors shall be elected by a majority of the votes cast by holders of the shares of Hornbeck’s common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

preferred stock, unless otherwise required by law, each director nominee shall be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote on the election of directors; provided that director nominees shall be elected by a plurality of the votes cast in the case of a contested election.

The combined company bylaws will contain detailed advance notice provisions for stockholder nominations, requiring that a Proposing Stockholder (as defined in the combined company’s bylaws) deliver timely written notice to the Secretary, including specified information regarding the proposed nominee and the nominating stockholder.

Removal of Directors

Helix’s articles of incorporation provide that any director or the entire Helix Board may be removed, but only by the affirmative vote of the	Hornbeck’s bylaws provide that, subject to the Hornbeck Securityholders Agreement, no director may be removed from office	The combined company’s certificate of incorporation will provide that, subject to the rights granted pursuant to the combined company’s

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
holders of 68% of the shares then entitled to vote at an election of directors.
by the stockholders except with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of Hornbeck generally entitled to vote in the election of directors, voting together as a single class.

Securityholders Agreement, any or all of the directors may be removed at any time with or without cause, but only by the affirmative vote of stockholders representing at least 68% of the voting power of all then-outstanding shares of stock of the combined company entitled to vote thereon, voting as a single class.

Vacancies

The MBCA provides that, unless otherwise provided in the articles of incorporation or bylaws, vacancies may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The MBCA also provides that each newly created directorship may be filled by affirmative vote of a majority of directors serving at the time of election.

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Helix’s bylaws provide that newly created directorships resulting from any increase in the number of directors and any vacancies on the Helix Board resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Helix Board. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the Helix Board shall shorten the term of any incumbent director.

Hornbeck’s certificate of incorporation provides that any vacancy on the Hornbeck Board that results from an increase in the number of directors shall be filled in accordance with the terms of Hornbeck’s Securityholders Agreement.

Hornbeck’s bylaws and Securityholders Agreement provide that, in the event that a vacancy is created on the Hornbeck Board at any time due to the death, disability, retirement, resignation or removal of a director, then: (a) with respect to any Appointing Person Director, the Appointing Person with the right to appoint such Director at such time shall have the exclusive right to designate an individual to fill such vacancy, and Hornbeck and each Securityholder shall take all necessary action to elect or appoint such designee to fill such vacancy on the Hornbeck Board; provided that if the applicable Appointing Person fails to designate a replacement within sixty days after notice from

The combined company’s certificate of incorporation will provide that, subject to the rights of any holders of any one or more series of preferred stock then-outstanding or the rights granted pursuant to the combined company’s Securityholders Agreement, any newly created directorship on the combined company board that results from an increase in the number of directors and any vacancy occurring in the combined company board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Under the combined company’s Securityholders Agreement, if at any time an Investor Director (as defined in the combined company’s Securityholders Agreement) serving on the combined company board ceases to serve on the combined company board and the applicable

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights

Hornbeck, the vacancy shall be filled by the remaining directors then in office; provided that such individual shall be removed from such position if such Appointing Person so directs and simultaneously designates a new Board Designee to serve in such position on the Hornbeck Board; (b) with respect to any Other Director (as defined in the Hornbeck’s Securityholders Agreement), such vacancy shall be filled by a majority vote of the Hornbeck Board, and such replacement Other Director so appointed shall fill such vacancy until the next meeting of stockholders following such Other Director’s appointment; and (c) if the person serving as Chief Executive Officer of Hornbeck ceases to be a Director, the director position on the Hornbeck Board reserved for the Chief Executive Officer of Hornbeck shall remain vacant until a successor Chief Executive Officer is duly appointed by the Hornbeck Board, at which time such successor Chief Executive Officer shall automatically fill such vacancy and become a director.

Investor (as defined in the combined company’s Securityholders Agreement) remains entitled to designate for nomination an Investor Director, the combined company board shall take all necessary action to fill such resulting vacancy with such replacement designated by the applicable Investor as promptly as practicable.

Under the combined company’s bylaws, any director elected to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. Any director elected to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Board Meetings

Helix’s bylaws provide that the Helix Board may, pursuant to a standing resolution of the Helix Board, provide for Board meetings to be held at regular intervals. Special meetings of the Helix Board may be called by any two directors by giving ten days’ notice to all directors of the date, time, place and purpose of the meeting. Any action required or permitted to be taken at any meeting of the Helix Board or of any committee thereof may be taken without a meeting by a written action signed by all of the directors then in office.

Hornbeck’s bylaws provide that the Hornbeck Board shall hold its meetings at such time as may be determined from time to time by the Hornbeck.

Special meetings of the Hornbeck Board may be called by the Chairman of the Hornbeck Board, the Chief Executive Officer, or a majority of the members of the Hornbeck Board. Notice of special meetings shall be given to each director at least three days before the date of the meeting.

Any action required or permitted to be taken at any meeting of the Hornbeck Board or of any committee thereof may be taken without a meeting, if all members of the Hornbeck Board or committee, as the

The combined company’s bylaws will provide that the board of the combined company shall hold its meetings at such time as may be determined from time to time by the combined company board.

Special meetings of the combined company board may be called by (i) the Chairperson of the combined company board, (ii) the Chief Executive Officer, (iii) the Lead Independent Director, (iv) the President, or (v) at least two members of the combined company board. Notice of special meetings of the combined company board shall be given to each director at least two days before the date of the meeting.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
case may be, consent thereto in writing.
Any action required or permitted to be taken at any meeting of the combined company board or of any committee thereof may be taken without a meeting, if all members of the combined company board or committee, as the case may be, consent thereto in writing.

Quorum for Board Meetings

The MBCA provides that a majority of the directors currently holding office is a quorum for the transaction of business unless a larger or smaller proportion is provided for in the articles or bylaws.	The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Helix’s bylaws provide that the presence of a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Helix Board, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Helix Board. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than a quorum.

Hornbeck’s bylaws provide that five directors of the Hornbeck Board (without regard to vacancies; provided that if there are fewer than five directors then in office, a quorum shall be all then serving directors) shall constitute a quorum of the Hornbeck Board for the transaction of business at any meeting of the Hornbeck Board, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Hornbeck Board.

The combined company bylaws provide that the presence of a majority of the total number of directors on the combined company board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the combined company, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the combined company board.

Annual Meetings of Stockholders

Under the MBCA, a regular meeting of shareholders may be held on annual or other less frequent basis, but need not be held unless required by the articles of incorporation or bylaws. If a regular meeting has not been held during the immediately preceding 15 months, a shareholder or shareholders holding 3% or more of the voting power of all shares entitled to vote may demand a regular meeting and such meeting shall be held in the county where the principal executive office of the corporation is located. To the extent authorized in the articles or bylaws, the board of

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
directors may determine that a regular meeting of the shareholders shall be held solely by means of remote communication.

Helix’s bylaws provide that regular meetings of shareholders for the purpose of election of directors and transaction of such other business as may properly come before the meeting may be held annually at the principal executive office of Helix or at such other place within or without the State of Minnesota or Texas as the Helix Board may designate, on the second Tuesday in May of each year at 10:00 a.m., or at such date and time as the Helix Board may from time to time designate. Only such business as has been properly brought before the meeting in accordance with the advance notice procedures set forth in Helix’s bylaws shall be conducted at annual meetings.

Hornbeck’s bylaws provide that an annual meeting of the stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the board of directors shall fix. The Hornbeck Board may determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by the DGCL.

The combined company’s bylaws will provide that an annual meeting of the stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the board of directors shall fix. The combined company’s board may determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by the DGCL.

Quorum for Stockholder Meetings

Under the MBCA, unless otherwise provided in a corporation’s articles or bylaws, the holders of a majority of the voting power of the shares entitled to vote shall constitute a quorum at all meetings of the shareholders for the transaction of business.

Under the DGCL, unless otherwise provided in a corporation’s organizational documents, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Helix’s bylaws provide that the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall constitute a quorum for the transaction of business at all meetings of shareholders.

Hornbeck’s bylaws provide that the holders of a majority in voting power of the then-outstanding shares of stock of Hornbeck entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at any meeting of the stockholders.

The combined company bylaws provide that at each meeting of the stockholders, a majority in voting power of the then-outstanding shares of stock of the combined company entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Notice of Annual and Special Meeting of Stockholders

Under the MBCA, notice of any meeting of shareholders must be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.	Under the DGCL, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
Helix’s bylaws provide that written notice of shareholders’ meetings, whether regular or special, shall be mailed to all shareholders entitled to vote at least 10 days, and not more than 60 days, before the date of the meeting. The notice shall contain the date, time and place of the meeting and, in the case of a special meeting, a statement of the purposes thereof.

Calling Special Meetings of Stockholders

The MBCA provides that special meetings may be called by the chief executive officer, the chief financial officer, two or more directors, a person authorized in the articles or bylaws to call special meetings or a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.
The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Helix’s bylaws provide that special meetings of the shareholders may be called for any purpose at any time by the Chief Executive Officer or a majority of the Helix Board.
Hornbeck’s bylaws and certificate of incorporation provide that a special meeting of stockholders of Hornbeck may be called only, (i) by the Hornbeck Board pursuant to a resolution adopted by a majority of the Hornbeck Board and (ii) by the stockholders acting pursuant to a resolution adopted by the securityholders holding at least 20% of the Fully Diluted Securities (as defined in Hornbeck’s Securityholders Agreement).

The combined company’s certificate of incorporation provides that, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders of the combined company for any purpose or purposes may be called at any time only by or at the direction of the combined company board or the Chairperson.

Stockholders Action by Written Consent

The MBCA provides that, unless otherwise provided in a corporation’s articles of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
by written action signed, without a meeting, by all of the shareholders who would be entitled to vote on that action.
outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Helix’s articles of incorporation provide that action shall not be taken by written consent of the shareholders, but in all cases shall be taken at a meeting of the shareholders. Helix’s bylaws similarly provide that action shall not be taken by written consent of the shareholders but, in all cases, shall be taken at a meeting of the shareholders.

Hornbeck’s bylaws provide that any action required to be taken at any annual or special meeting of Hornbeck stockholders, or any action which may be taken at any annual or special meeting of Hornbeck stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Hornbeck.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to Hornbeck, a written consent or consents signed by a sufficient number of holders to take action are delivered to Hornbeck.

The combined company’s certificate of incorporation will provide that any action required or permitted to be taken by the stockholders of the combined company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Amendment of Governing Documents

Under the MBCA, amendments to a corporation’s articles of incorporation generally must be approved by the board of directors and by the holders of a majority of the voting power of all shares present and entitled to vote thereon, unless the articles require a greater proportion.

Under the DGCL, amendments to a corporation’s certificate of incorporation generally must be approved by the board of directors of such corporation and by holders of a majority of the outstanding shares of stock entitled to vote on the amendment, and, if applicable, by a majority of the outstanding shares of stock of each class or series entitled to vote on the amendment as a class or series.

Helix’s articles of incorporation provide that the Helix Board is expressly authorized to adopt, amend or repeal Helix’s bylaws without any action on the part of Helix’s shareholders; provided that no such adoption, amendment or repeal shall

Subject to the requirements of the Hornbeck Securityholders Agreement, a proposed amendment to the Hornbeck certificate of incorporation must be approved by holders of outstanding Hornbeck stock as required under the DGCL.

The combined company’s certificate of incorporation provides that the combined company board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the combined company bylaws without the assent or vote of

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
be valid with respect to bylaw provisions which have been adopted, amended, or repealed by the shareholders. Bylaws adopted or amended by the Helix Board and any powers thereby conferred may be amended, altered, or repealed by the shareholders. In addition, the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock, voting together as a single class, is required to amend provisions of Helix’s articles of incorporation or bylaws relating to: (i) the taking of less than unanimous shareholder action without a meeting; (ii) the right of shareholders to call a special meeting; (iii) the number, election and term of Helix’s directors; (iv) the procedures for the removal of directors or filling vacancies on the Helix Board; and (v) fixing a quorum for meetings of shareholders (for purposes of this discussion, the “supermajority approval requirement”). The affirmative vote of at least 90% of the voting power of the then-outstanding shares of voting stock, voting together as a single class, is required to amend the provisions of Helix’s articles of incorporation relating to Sections 302A.671 or 302A.673 of the MBCA.

Hornbeck’s certificate of incorporation provides that the Hornbeck Board is expressly authorized to adopt, amend or repeal Hornbeck’s bylaws. Hornbeck’s certificate of incorporation further provides that Hornbeck reserves the right to amend, alter, change or repeal any provision contained in Hornbeck’s certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation.

Subject to the requirements of the Hornbeck Securityholders Agreement, all amendments to Hornbeck’s bylaws must be approved by the affirmative vote of a majority of the total voting power of all outstanding securities of Hornbeck, generally entitled to vote in the election of directors, voting together as a single class, or by a majority of the Hornbeck Board.

Hornbeck’s Securityholders Agreement provides that certain actions constitute “Majority Appointing Person Actions” requiring the prior written consent of at least two Appointing Persons (or, if there is only one Appointing Person, the sole Appointing Person), and certain actions constitute “Unanimous Appointing Person Actions” requiring the prior written consent of each Appointing Person. Any amendment to Hornbeck’s certificate of incorporation or bylaws is subject to any applicable consent rights set forth in Hornbeck’s Securityholders Agreement.

the stockholders in any manner not inconsistent with the laws of the State of Delaware or the combined company’s certificate of incorporation. Stockholders of the combined company may only alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws or adopt any provision inconsistent therewith with the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

In addition, the following provisions of the combined company’s certificate of incorporation, including any relevant definitions, may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class: Articles VI (Management), VII (Liability of Directors and Officers), IX (Corporate Opportunities), X (Meetings of Stockholders), XI (Business Combinations), XII (Amendment), XIV (Submission to Jurisdiction) and XV (Jones Act Compliance).

See the section of this proxy statement/prospectus titled “The Removal of Supermajority Approval Requirement Proposal” for a description and reasons for the proposed removal, as compared to Helix’s current articles of incorporation, of the supermajority approval requirement.

Under the combined company’s Securityholders Agreement, until the applicable combined company board Designation Expiration Date (as defined in the combined company’s

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights

Securityholders Agreement) for each Investor, the combined company shall not amend, or propose to amend, the organizational documents in any manner that is inconsistent with or would nullify or supersede any of the terms of the combined company Securityholders Agreement or would prevent any party from complying with its obligations thereunder unless such proposed amendment is approved by such Investor. To the extent any such proposed amendment would uniquely and adversely affect the rights, obligations, or interests of any particular Securityholder or its Investor Group (each, as defined in the combined company’s Securityholders Agreement) in a manner that is disproportionate to the effect on the other Securityholders or Investor Group, such proposed amendment shall also require the prior written consent of such adversely affected Securityholder.

Limitation on Liability of Directors

The MBCA permits corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director in the articles of incorporation. However, such a provision shall not eliminate or limit the liability of a director for a breach of the duty of loyalty to the corporation or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of an improper dividend or improper repurchase of the corporation’s stock, or for any transaction from which the director derived a material improper personal benefit.

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission.

Helix’s articles of incorporation limit the liability of its directors to the fullest extent permitted by this law. Specifically, Helix’s articles of	Hornbeck’s certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.	The combined company’s certificate of incorporation will limit the liability of its directors to the fullest extent permitted by this law.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
incorporation provide that a director shall not be personally liable to Helix or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to Helix or its shareholders, (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) liability based on the payment of an improper dividend or an improper repurchase of stock under Minnesota Statutes Section 302A.559, or on material violations of federal or state securities laws, (iv) liability for any transaction from which the director derived a material improper personal benefit, or (v) liability for any act or omission occurring prior to the effective date of such provision.

Limitation of Liability of Officers

Helix’s articles of incorporation and bylaws do not currently provide for exculpation of officers of Helix.	Hornbeck’s certificate of incorporation and bylaws do not currently provide for exculpation of officers of Hornbeck.
Similar to the limitation of liability of directors described above, the combined company’s certificate of incorporation will provide that no officer of the combined company shall be personally liable to the combined company or any of its stockholders for monetary damages for breach of fiduciary duty as an officer.

See the section of this proxy statement/prospectus titled “The Officer Exculpation Proposal” for a description and reasons for the proposed adoption of provisions in the combined company’s certificate of incorporation providing for officer exculpation.

Indemnification of Directors and Officers

Helix’s bylaws generally provide that Helix shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with Helix against judgments,

Hornbeck’s certificate of incorporation and bylaws generally provide that Hornbeck shall, to the fullest extent permitted by applicable law, indemnify and hold harmless any person who was or is made or is

The combined company’s certificate of incorporation will provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
penalties, fines (including excise taxes assessed with respect to an employee benefit plan), settlements, and reasonable expenses (including attorneys’ fees and disbursements) incurred by the person in connection with the proceeding, if the person: (a) has not been indemnified by another organization for the same matter; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (e) reasonably believed that the conduct was in the best interests of Helix. Helix shall pay or reimburse the reasonable expenses (including attorneys’ fees) incurred by such person in advance of the final disposition of the proceeding (a) upon receipt by Helix of a written affirmation by the person of a good faith belief that the statutory criteria for indemnification have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification as described above.

threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director, advisory director, board observer or officer of Hornbeck or, while a director, advisory director, board observer or officer of Hornbeck, is or was serving at the request of Hornbeck as a director, advisory director, board observer, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to an employee benefit plan, against all liability, expense and loss (including attorneys’ fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee, but only if such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of Hornbeck, and with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful.

Hornbeck shall pay the expenses (including attorneys’ fees) incurred by such indemnitee in defending any proceeding in advance of its final disposition; provided, however, that Hornbeck may require that such payment of expenses in advance of the final disposition shall be made only upon receipt of an undertaking by the indemnitee to repay all amounts advanced if it should be ultimately determined that the indemnitee is not entitled to be indemnified.

action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, advisory director, board observer or officer of the combined company or, while a director, advisory director, board observer or officer of the combined company, is or was serving at the request of the combined company as a director, advisory director, board observer, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by the combined company to the fullest extent authorized by applicable law against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under ERISA, and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such indemnitee in connection therewith; provided, however, that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the combined company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, an indemnitee shall also have the right, to the fullest extent not prohibited by law, to be paid by the combined company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if and to the extent that Delaware law requires, an advance of expenses shall be made only upon delivery to the combined company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
appeal that such indemnitee is not entitled to be indemnified for such expenses.

Renouncement of Corporate Opportunities

Helix’s articles of incorporation and bylaws do not contain provisions addressing the renouncement of corporate opportunities. Under the MBCA, directors owe fiduciary duties to the corporation, including the duty of loyalty with respect to corporate opportunities.

Hornbeck’s certificate of incorporation and bylaws provide that, notwithstanding any duty otherwise existing at law or in equity, to the fullest extent permitted by the DGCL, any of the Securityholders (as defined in Hornbeck’s Securityholders Agreement) who are not employed by, or do not serve as a director of, Hornbeck or any of its subsidiaries, each director who is employed by an Appointing Person or any of its Affiliates, any of the foregoing persons’ respective Affiliates, and any one or more of the respective managers, directors, principals, officers, employees and other representatives of such persons or their respective Affiliates (collectively, “Identified Persons”) may now engage, may continue to engage, or may, in the future, engage in the same or similar activities or lines of business as those in which Hornbeck or any of its Affiliates, directly or indirectly, now engage or may engage or other business activities that overlap with, are complementary to, or compete with those in which Hornbeck or any of its Affiliates, directly or indirectly, now engage or may engage. No Identified Person shall, as a result of its capacity as such, have any duty to refrain, directly or indirectly, from engaging in any such opportunity or otherwise competing with Hornbeck or any of its Affiliates.

Pursuant to the Hornbeck certificate of incorporation, no Identified Person shall, as a result of its capacity as such, have any duty or obligation to refer or offer to Hornbeck or any of its Affiliates any opportunity, except for any Identified Person who is a director, who shall have the duty to

The combined company’s certificate of incorporation will provide that, to the fullest extent permitted by applicable law, each of the Investors, each of the Investor Directors, and any member of the Investor Group (each, as defined in the combined company’s Securityholders Agreement), and any one or more of the respective managers, directors, principals, officers, employees and other representatives of each such person or their respective affiliates (collectively, “Identified Persons”) may engage in the same or similar activities or lines of business as those in which the combined company or any of its affiliates, directly or indirectly, now engage or may engage or other business activities that overlap with, are complementary to, or compete with those in which the combined company or any of its affiliates now engage or may engage (any such activity or line of business, an “Opportunity”). No Identified Person shall have any obligation to communicate or offer any Opportunity to the combined company, and no Identified Person shall be liable to the combined company or any of its affiliates or stockholders for breach of any fiduciary duty solely by reason of the fact that any Identified Person engages in or pursues any such Opportunity; provided that each Identified Person who is a director shall have the duty to communicate or offer to the combined company any Opportunity that is expressly first presented in writing to such director in his or her capacity as a director or if knowledge of such Opportunity is first acquired by such director solely as a result of such director’s position as a director.

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights

refer or offer to Hornbeck any opportunity that is expressly first presented in writing to such director in his or her capacity as a director or if knowledge of such opportunity is first acquired by such director solely as a result of such director’s position as a director, and Hornbeck renounces any interest or expectancy of Hornbeck in, or in being offered, an opportunity to participate in any other opportunity which may be a corporate (or analogous) or business opportunity for Hornbeck or any of its Affiliates.

See the section of this proxy statement/prospectus titled “The Corporate Opportunities Proposal” for a description and reasons for the proposed adoption of provisions in the combined company’s certificate of incorporation permitting, subject to the requirements described in the preceding paragraph, Identified Persons to engage in any Opportunity.

Anti-Takeover Provisions

Section 302A.671 of the MBCA, subject to certain limitations, generally provides that shares acquired in a “control share acquisition” have no voting rights unless approved by a majority vote of the disinterested shareholders. A Minnesota corporation may opt out of the control share acquisition statute in its articles or bylaws.

Section 302A.673 of the MBCA generally prohibits certain business combinations between an issuing public corporation and an “interested shareholder” (generally a 10% shareholder) for a period of four years after the interested shareholder’s share acquisition date, unless approved by a committee of disinterested directors before the share acquisition.

In general, Section 203 of the DGCL, subject to certain limitations, prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

Helix’s articles of incorporation provide that Helix expressly elects not to be governed by the provisions of Section 302A.671 of the MBCA. Helix’s articles of incorporation do not opt out of Section 302A.673 of the MBCA. Helix’s articles of incorporation and bylaws also contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by shareholders to change
Hornbeck’s certificate of incorporation provides that Hornbeck is not subject to Section 203 of the DGCL.
The combined company’s certificate of incorporation will provide that the combined company is not subject to Section 203 of the DGCL.

The combined company’s certificate of incorporation and bylaws will contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, including (i) a

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights
management, including (i) a classified board of directors as described above under “—Classified Board/Term of Directors,” (ii) the supermajority (68%) vote requirement for removal of directors as described above under “—Removal of Directors,” (iii) the prohibition of shareholder action by written consent as described above under “—Stockholders Action by Written Consent,” and (iv) the supermajority (80%) vote requirements for amendment of certain provisions of Helix’s charter and bylaws as described above under “—Amendment of Governing Documents.”

classified board of directors as described above under “—Classified Board/Term of Directors,” (ii) the advance notice requirements for stockholder nominations and proposals as described above under “—Nominations/Election of Directors,” (iii) the limitations on calling special meetings of stockholders as described above under “—Calling Special Meetings of Stockholders,” (iv) the prohibition of stockholder action by written consent as described above under “—Stockholders Action by Written Consent,” (v) the supermajority vote requirement for removal of directors as described above under “—Removal of Directors,” and (vi) the supermajority vote requirements for amendment of the combined company’s certificate of incorporation and bylaws as described above under “—Amendment of Governing Documents.”

Exclusive Forum

Helix’s articles of incorporation and bylaws do not contain an exclusive forum provision.
Hornbeck’s certificate of incorporation provides that, unless Hornbeck consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Hornbeck, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, advisory director, board observer, officer or other employee of Hornbeck to Hornbeck or Hornbeck’s stockholders, (iii) any action asserting a claim against Hornbeck, its directors, advisory directors, board observers, officers or employees arising pursuant to any provision of the DGCL, Hornbeck’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against Hornbeck, its directors,

The combined company’s certificate of incorporation will provide that, unless the combined company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the combined company (including any action or proceeding brought under the Securities Act or the Exchange Act), (ii) any action asserting a claim of breach of fiduciary duty owed by any director, advisory director, board observer, officer or other employee of the combined company to the combined company or the combined company’s stockholders, (iii) any action asserting a claim against the combined company, its directors, advisory directors, board observers, officers or employees arising pursuant to any provision of the DGCL, the combined company’s

Existing Helix Rights	Existing Hornbeck Rights	Combined Company Rights

advisory directors, board observers, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

certificate of incorporation or the combined company bylaws, (iv) any action asserting a claim against the combined company, its directors, advisory directors, board observers, officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case a federal district court of the United States located in the State of Delaware shall be the exclusive forum.

See the section of this proxy statement/prospectus titled “The Exclusive Forum Proposal” for a description and reasons for the proposed adoption of an exclusive forum provision in the combined company’s certificate of incorporation.

Appraisal Rights

Under the MBCA, stockholders of Minnesota corporations have dissenters’ rights provided by Section 302A.471. Helix shareholders are not entitled to dissenters’ rights or appraisal rights in connection with the Conversion any of the required merger proposals and any of the optional vote matters. For a discussion of appraisal rights or dissenters’ rights in connection with the mergers, please see the section of this proxy statement/prospectus titled “The Mergers—Appraisal Rights or Dissenters’ Rights.”

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. For a discussion of appraisal rights or dissenters’ rights in connection with the mergers, please see the section of this proxy statement/prospectus titled “The Mergers—Appraisal Rights and Dissenters’ Rights.”

PRINCIPAL SHAREHOLDERS OF HELIX
The following table sets forth the number of shares of Helix common stock beneficially owned directly or indirectly as of July 29, 2026 or as otherwise indicated below by (i) each of Helix’s directors, director nominees and executive officers, (ii) all directors, director nominees and executive officers as a group and (iii) each person who is known to Helix to own beneficially more than 5% of Helix common stock.
Under SEC rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power regardless of economic interest, and also any shares that the person or entity can acquire within 60 days of July 29, 2026 through the exercise or settlement of stock options or other rights. Except as described in the footnotes below and subject to applicable community property laws and similar laws, Helix believes that each person listed below has sole voting and investment power with respect to such shares.
The beneficial ownership of Helix common stock is based on 147,382,447 shares of Helix common stock issued and outstanding as of July 29, 2026.

	Amount of Beneficial Ownership
Name of Beneficial Owner(1)	Number of Shares	Percent of Helix Common Stock
Owen Kratz	7,766,696	5.27%
Scotty Sparks	301,042	*
Erik Staffeldt	659,969	*
Ken Neikirk	260,061	*
Diana Glassman(2)	61,704	*
Paula Harris(2)	95,630	*
T. Mitch Little(2)	121,135	*
John V. Lovoi(2)	392,827	*
Amy H. Nelson(2)	121,663	*
William L. Transier(2)	211,775	*
All current directors and executive officers as a group (10 persons)(3)	9,992,502	6.78%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	21,194,762(4)	14.38%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	13,214,641(5)	8.97%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	8,858,123(6)	6.01%

*	Indicates ownership of less than 1% of the outstanding shares of Helix’s common stock.
(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws and similar laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. The address of each such person, unless otherwise provided, is in care of Helix Energy Solutions Group, Inc., 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043.

(2)
Includes shares of unvested restricted stock held directly by the following persons, over which such persons have voting power, in the amounts shown: 20,690 shares by Ms. Glassman, 23,708 shares by Ms. Harris, 20,690 shares by Mr. Little, 20,690 shares by Mr. Lovoi, 20,690 shares by Ms. Nelson and 20,690 shares by Mr. Transier.

(3)	Includes Owen Kratz, Scotty Sparks, Erik Staffeldt, Ken Neikirk, Diana Glassman, Paula Harris, T. Mitch Little, John V. Lovoi, Amy H. Nelson and William L. Transier.
(4)
Number of shares based solely on Amendment No. 18 to Schedule 13G filed with the SEC on July 18, 2025. Such filing indicates that BlackRock, Inc. has the sole power to vote 20,754,556 shares of Helix common stock beneficially owned by it and the sole power to dispose of 21,194,762 shares of Helix common stock beneficially owned by it.

(5)
Number of shares based solely on Amendment No. 13 to Schedule 13G filed with the SEC on February 13, 2024. Such filing indicates that The Vanguard Group has the sole power to vote none of the shares of Helix common stock beneficially owned by it, the shared power to vote 102,903 shares of Helix common stock beneficially owned by it, the sole power to dispose of 12,979,453 shares of Helix common stock beneficially owned by it and the shared power to dispose of 235,008 shares of Helix common stock beneficially owned by it. On March 27, 2026, The Vanguard Group filed Amendment No. 14 to Schedule 13G with the SEC indicating that on January 12, 2026, The Vanguard Group went through an internal realignment and certain subsidiaries or business divisions of subsidiaries of The Vanguard Group that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group and The Vanguard Group no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions.
(6)
Number of shares based solely on Amendment No. 2 to Schedule 13G (the “Dimensional Schedule 13G”) filed with the SEC on October 9, 2025 by Dimensional Fund Advisors LP. Dimensional Fund Advisors LP, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-advisor to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the “Funds”). In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, “Dimensional”) may possess voting and/or investment power over the securities of Helix that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of Helix held by the Funds. However, all securities reported in the Dimensional Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of those securities. Of such reported shares, the sole power to vote is with respect to 8,629,004 shares of common stock and the sole power to dispose is with respect to 8,858,123 shares of common stock.

PRINCIPAL STOCKHOLDERS OF HORNBECK
The following table sets forth the beneficial ownership of Hornbeck common stock as of July 27, 2026, owned by:
•	each person known to Hornbeck to beneficially own more than 5% of any class of Hornbeck’s outstanding voting securities;
•	each director and named executive officer of Hornbeck; and
•	all of Hornbeck’s directors and executive officers as a group.
A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
To Hornbeck’s knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.
Securities subject to option grants and restricted stock unit awards that have vested or will vest, and settled, or will settle, within 60 days are deemed outstanding for calculating the percentage ownership of the person holding such options or restricted stock units, but are not deemed outstanding for calculating the percentage ownership of any other person.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

	Shares Beneficially Owned
Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Total(1)
Greater than 5% Stockholders:
Funds, investment vehicles or accounts managed or advised by Ares or its affiliates(2)	6,964,337	41.32%
Entities affiliated with Whitebox(3)	3,724,032	22.09%
Entities affiliated with Highbridge(4)	1,763,106	10.46%
Entities affiliated with Merced(5)	1,169,889	6.94%
Named Executive Officers, Directors and Director Nominees(6):
Todd M. Hornbeck(7)	719,441	4.27%
Carl G. Annessa(8)	240,499	1.43%
James O. Harp, Jr.(9)	240,506	1.43%
Samuel A. Giberga(10)	240,500	1.43%
John S. Cook(11)	240,460	1.43%
Kurt M. Cellar(12)	94,613	*
Evan Behrens(13)	21,325	*
Bobby Jindal(14)	22,882	*
L. Don Miller(15)	20,592	*
Sylvia Jo Sydow Kerrigan(16)	7,035	*
Jacob Mercer	—	*
Aaron Rosen	—	*
James McConeghy	—	*
All directors and executive officers as a group (13 persons)(17)		10.96%

*	Less than one percent.
(1)
For purposes of calculating each person’s percentage ownership, all shares of common stock underlying all Jones Act Warrants and Creditor Warrants have been deemed outstanding. Based on a total of 5,270,969 shares of common stock outstanding, 10,089,644 shares of common stock underlying outstanding Jones Act Warrants, and 1,494,064 shares of common stock underlying Creditor Warrants, in each case as of July 27, 2026. The warrants are immediately exercisable but are subject to certain citizenship rules and limitations on exercise, sale, transfer or other disposition.

(2)
Includes: (a) (i) 1,393,581 shares of common stock held of record by ASSF IV HOS AIV 1, L.P., (ii) 282,932 shares of common stock and 2,082,455 shares of common stock issuable upon the exercise of Jones Act Warrants held of record by ASSF IV HOS AIV 2, L.P., (iii) 7,059 shares of common stock and 215,002 shares of common stock issuable upon the exercise of Jones Act Warrants held of record by ASSF IV AIV B, L.P. and (iv) 1,118 shares of common stock, 7,773 shares of common stock issuable upon the exercise of Jones Act Warrants and 298,163 shares of common stock issuable upon the exercise of Creditor Warrants held of record by ASSF IV AIV B Holdings III, L.P. (the entities referred to in clause (a) collectively, the “Ares SSF Holders”); (b) (i) 462,342 shares of common stock held of record by ASOF HOS AIV 1, L.P., (ii) 182,176 shares of common stock and 1,607,067 shares of common stock issuable upon the exercise of Jones Act Warrants held of record by ASOF HOS AIV 2, L.P., (iii) 4,063 shares of common stock, 106,616 shares of common stock issuable upon the exercise of Jones Act Warrants and 129,499 shares of common stock issuable upon the exercise of Creditor Warrants held of record by ASOF Holdings I, L.P., (iv) 5,462 shares of common stock and 72,847 shares of common stock issuable upon the exercise of Jones Act Warrants held of record by and ASOF II Holdings I, L.P. and (v) 984 shares of common stock and 13,132 shares of common stock issuable upon the exercise of Jones Act Warrants held of record by ASOF II A (DE) Holdings I, L.P. (the entities referred to in clause (b) collectively, the “Ares SOF Holders”); and (c) 10,698 shares of common stock, 74,516 shares of common stock issuable upon the exercise of Jones Act Warrants and 6,852 shares of common stock issuable upon the exercise of Creditor Warrants held of record by two accounts managed or subadvised by Ares Management LLC with respect to which the Ares Entities (as defined below) may be deemed to have shared voting or dispositive power with the owner of such account (the “Ares Managed Accounts” and, such shares, the “Ares Managed Shares”). The Ares SSF Holders, the Ares SOF Holders and the Ares Managed Accounts are collectively referred to as the “Ares Holders.” The Ares Entities disclaim beneficial ownership of the Ares Managed Shares for purposes of Section 16 and this registration statement shall not be deemed an admission that any of the Ares Entities are the beneficial owner of the Ares Managed Shares for purposes of Section 16 or for any other purpose.
Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation (“Ares Management”), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is (x) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of the Ares SSF Holders, (y) the sole member of ASOF Investment Management LLC, which is the manager of each of the Ares SOF Holders (we refer to all of the foregoing entities collectively as the Ares Entities) and (z) the investment manager or investment subadvisor of each of the Ares Managed Accounts.
Accordingly, each of the Ares Entities may be deemed to share beneficial ownership of the securities held of record by the Ares Holders, but each disclaims any such beneficial ownership of securities not held of record by them.
Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Ares Board Members”). Mr. Ressler generally has veto authority over Ares Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners. The address for each of the Ares Entities is 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.
(3)
Included in the total number of shares shown as beneficially owned are 699,660 shares of common stock, 2,885,061 shares issuable upon the exercise of Jones Act Warrants and 139,331 shares issuable upon exercise of Creditor Warrants. Whitebox is the investment manager of its affiliated entities (each, a “Whitebox Entity” and collectively, the “Whitebox Entities”) that own shares of Hornbeck’s common stock and has voting and disposition control over the shares of common stock owned by the Whitebox Entities. Whitebox Advisors LLC is owned by the following members: Robert Vogel, Jacob Mercer, Nick Stukas, Brian Lutz, Paul Roos and Blue Owl GP Stakes II (A), LP, a non-voting member, and such individuals and entity disclaim beneficial ownership of the securities held by the Whitebox Entities, except to the extent of such individual or entity’s pecuniary interest therein, if any. The business address of Whitebox Advisors LLC and of each Whitebox Entity is 3033 Excelsior Blvd., Suite 500, Minneapolis, MN 55416.

(4)
Included in the total number of shares shown as beneficially owned are 209,645 shares of common stock and 1,553,461 shares issuable upon the exercise of Jones Act Warrants. Highbridge Capital Management, LLC is the trading manager of certain entities (collectively, the “Highbridge Entities”) that own shares. The Highbridge Entities disclaim beneficial ownership over these shares. The address of Highbridge Capital Management, LLC is 390 Madison Avenue 28th Floor, New York, NY 10017, and the address of the Highbridge Entities is c/o Maples Corporate Services Limited, #309 Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(5)
Included in the total number of shares shown as beneficially owned are 1,065,457 shares of common stock and 104,432 shares issuable upon exercise of Creditor Warrants. Merced Capital, L.P. (“Merced”) is the general partner of and/or investment adviser to certain entities (collectively, the “Merced Entities”) that directly hold shares of Hornbeck’s common stock and Creditor Warrants. Merced is managed by Series E of Merced Capital Partners, LLC (“Merced Capital Partners”), a series of a Delaware limited liability company. David A. Ericson, Vincent C. Vertin, and Stuart B. Brown collectively have voting control over the interests in Merced Capital Partners. In such capacities, each of Merced, Merced Capital Partners, Mr. Ericson, Mr. Vertin, and Mr. Brown may be deemed to share voting and investment control over the shares of common stock reported in the table; however, each of Mr. Ericson, Mr. Vertin, and Mr. Brown disclaim beneficial ownership of the shares of common stock reported in the table. The business address for Merced, Merced Capital Partners, Mr. Ericson, Mr. Vertin, Mr. Brown, and each of the Merced Entities is 701 Carlson Parkway, Suite 1110, Minnetonka, MN, 55305.

(6)	The number of shares reported includes shares covered by options and restricted stock units that are exercisable or may be settled within 60 days.
(7)
Included in the total number of shares shown as beneficially owned are 195,056 shares of common stock, 212,195 shares of common stock under vested but unsettled restricted stock units, 295,149 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a “change of control” (as defined in the 2020 Management Incentive Plan) if certain performance criteria are met or in connection with the mergers and 17,401 shares of common stock under options that are exercisable.

(8)
Included in the total number of shares shown as beneficially owned are 33,735 shares of common stock, 88,415 shares of common stock under vested but unsettled restricted stock units, 111,782 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a change of control if certain performance criteria are met or in connection with the mergers and 6,567 shares of common stock under options that are exercisable.

(9)
Included in the total number of shares shown as beneficially owned are 33,742 shares of common stock, 88,415 shares of common stock under vested but unsettled restricted stock units, 111,782 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a change of control if certain performance criteria are met or in connection with the mergers and 6,567 shares of common stock under options or restricted stock units that are exercisable.

(10)
Included in the total number of shares shown as beneficially owned are 33,736 shares of common stock, 88,415 shares of common stock under vested but unsettled restricted stock units, 111,782 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a change of control if certain performance criteria are met or in connection with the mergers and 6,567 shares of common stock under options that are exercisable.

(11)
Included in the total number of shares shown as beneficially owned are 33,696 shares of common stock, 88,415 shares of common stock under vested but unsettled restricted stock units, 111,782 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a change of control if certain performance criteria are met or in connection with the mergers and 6,567 shares of common stock under options or restricted stock units that are exercisable.

(12)
Included in the total number of shares shown as beneficially owned are 72,092 shares of common stock, 21,355 shares of common stock under vested but unsettled restricted stock units and 1,166 shares of common stock under restricted stock units that may vest in the event of a change of control or in connection with the mergers.

(13)
Included in the total number of shares shown as beneficially owned are 3,019 shares of common stock, 17,307 shares of common stock under vested but unsettled restricted stock units and 999 shares of common stock under restricted stock units that may vest in the event of a change of control or in connection with the mergers.

(14)
Included in the total number of shares shown as beneficially owned are 4,576 shares of common stock, 17,307 shares of common stock under vested but unsettled restricted stock units and 999 shares of common stock under restricted stock units that may vest in the event of a change of control or in connection with the mergers.

(15)
Included in the total number of shares shown as beneficially owned are 4,840 shares of common stock, 14,753 shares of common stock under vested but unsettled restricted stock units and 999 shares of common stock under restricted stock units that may vest in the event of a change of control or in connection with the mergers.

(16)
Included in the total number of shares shown as beneficially owned are 6,036 shares of common stock and 999 shares of common stock under restricted stock units that may vest in the event of a change of control or in connection with the mergers.

(17)
Included in the total number of shares shown as beneficially owned are 420,528 shares of common stock, 636,577 shares of common stock under vested but unsettled restricted stock units, 747,439 shares of common stock under stock options, restricted stock units or performance stock units that may vest in the event of a change of control if certain performance criteria are met or in connection with the mergers and 43,309 shares of common stock under options or restricted stock units that are exercisable.

LEGAL MATTERS
The legality of the shares of Converted Helix Common Stock issuable in the first merger will be passed upon for Helix Energy Solutions Group, Inc. by Baker Botts L.L.P. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Hornbeck Offshore Services, Inc. by Kirkland & Ellis LLP.

EXPERTS
Helix Energy Solutions Group, Inc.
The consolidated financial statements of Helix Energy Solutions Group, Inc. as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
Hornbeck Offshore Services, Inc.
The consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this proxy statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS
Helix or the combined company, as applicable, will hold a regular annual meeting of shareholders in 2027 (the “2027 annual meeting”) regardless of whether the mergers are completed.
Shareholder Proposals for the 2027 Annual Meeting
In order to be included in Helix’s or the combined company’s proxy materials, as applicable, for the 2027 annual meeting, eligible proposals of shareholders intended to be presented at the 2027 annual meeting must be delivered to the Corporate Secretary of Helix or the combined company in writing and comply with requirements of Rule 14a-8 of the Exchange Act. Accordingly, such proposals must be received, as applicable, (x) if the mergers are completed, by the combined company at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, Attn: Corporate Secretary or (y) if the mergers are not completed for any reason, by Helix at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043, in each case, on or before December 2, 2026.
Advance Notice Required for Shareholder Nominations and Proposals
If the mergers are completed, the combined company’s shareholder proposal procedures will be governed by the bylaws of the combined company and the bylaws of the combined company. If the mergers are not completed for any reason, Helix will continue as a stand-alone company, and its shareholder proposal procedures will be governed by the Helix charter and the Helix bylaws. The Helix bylaws and the bylaws of the combined company each require timely advance written notice of shareholder nominations of director candidates and of any other proposals to be presented at an annual meeting of shareholders (but not for inclusion in the proxy statement). In the case of director nominations and other proposals by shareholders, the Helix bylaws and the bylaws of the combined company each require that advance written notice be delivered to Helix or the combined company, as applicable, not later than the close of business on the ninetieth (90th) day prior to the first (1st) anniversary of the preceding year’s annual meeting, and that such notice provide the information set forth in the Helix bylaws or the bylaws of the combined company (each of which require inclusion of the information required under Rule 14a-19 with respect to nominations), as applicable.
Advance Notice if the Mergers are Completed. A copy of the bylaws of the combined company, which set forth the requirements for the nomination of director candidates and the requirements for proposals, in each case, by shareholders of the combined company, are attached as Annex E to this proxy statement/prospectus. Under the bylaws of the combined company, for purposes of the combined company’s 2027 annual meeting, the combined company’s preceding year’s annual meeting is deemed to have occurred on May 13, 2026. Accordingly, if the mergers are completed, in order for director nominations and shareholder proposals to be properly submitted for presentation at the 2027 annual meeting, notice must be received by the combined company at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, Attn: Corporate Secretary, not later than the close of business on February 11, 2027.
Advance Notice if the Mergers are not Completed. A copy of the Helix bylaws, which set forth the requirements for the nomination of director candidates by shareholders and the requirements for proposals by shareholders, may be obtained from Helix’s Corporate Secretary at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043. If the mergers are not completed for any reason, in order for director nominations and shareholder proposals to be properly submitted for presentation at the 2027 annual meeting, notice must be received by Helix’s Corporate Secretary at the address set forth above not later than the close of business on February 11, 2027.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries, such as brokers and banks, to provide notice to an address shared by two or more shareholders by delivering a single notice to those shareholders. This procedure is referred to as “householding.” Helix does not, and the combined company does not expect to, household its notice with respect to its shareholders of record. However, if you hold your shares in street name, your intermediary, such as a broker or bank, may rely on householding and you may receive a single notice if you share an address with another shareholder.
Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of the notice, or if you are receiving multiple copies of the notice and wish to receive only one, please notify your broker. Shareholders who currently receive multiple notices at their address and would like to request “householding” of their communications should contact their broker.
Requests for additional copies of this proxy statement/prospectus should be directed to:
Helix Energy Solutions Group, Inc.
Attn: General Counsel
3505 West Sam Houston Pkwy North, Suite 400
Houston, Texas 77043
(281) 618-0400

WHERE YOU CAN FIND MORE INFORMATION
Helix files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Helix, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Helix’s website for more information about Helix. Helix’s website is www.helixesg.com. Information included on Helix’s website is not incorporated by reference into this proxy statement/prospectus.
Helix has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Converted Helix Common Stock in the first merger. The registration statement, including the attached exhibits, contains additional relevant information about Helix and Hornbeck. The rules and regulations of the SEC allow Helix to omit certain information included in the registration statement from this proxy statement/prospectus.
In addition, the SEC allows Helix to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Helix or Hornbeck documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that Helix has previously filed with the SEC. These documents contain important information about Helix, its financial condition and other matters.
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed February 26, 2026;
•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed April 24, 2026;
•	Current Reports on Form 8-K, filed February 13, 2026, April 24, 2026, May 5, 2026, May 13, 2026 and June 12, 2026 (other than the portions of those documents not deemed to be filed);
•	Definitive Proxy Statement on Schedule 14A, filed April 1, 2026, to the extent incorporated by reference into Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and
•
the description of capital stock contained in Exhibit 4.1 to Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed February 27, 2025, and any subsequent amendment thereto.

In addition, Helix incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.
You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Helix will provide you with copies of these documents, without charge, upon written or oral request to:
Helix Energy Solutions Group, Inc.
Attn: General Counsel
3505 West Sam Houston Parkway North, Suite 400
Houston, Texas 77043
(281) 618-0400
In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Helix nor Hornbeck has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated    , 2026, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date.
Further, you should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Helix shareholders nor the issuance by Helix of shares of Converted Helix Common Stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus contains a description of the representations and warranties that each of Helix and Hornbeck made to the other in the merger agreement. Representations and warranties made by Helix, Hornbeck and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$85,913	$54,167
Accounts receivable, net of allowance for credit losses of $7,793 and $7,511, respectively	178,024	164,695
Prepaid expenses	5,929	4,941
Assets held for sale	461	—
Taxes receivable	18,897	19,026
Other current assets	14,637	14,180
Total current assets	303,861	257,009
Property, plant and equipment, net	759,091	754,135
Deferred charges, net	117,470	97,234
Deferred tax assets, net	11,611	16,034
Operating lease right-of-use assets	17,263	17,802
Finance lease right-of-use assets	9,683	10,516
Other assets	57	57
Total assets	$1,219,036	$1,152,787

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$90,012	$58,251
Accrued interest	3,660	3,571
Accrued payroll and benefits	18,904	24,429
Current maturities of long-term debt, net of original issue discount of $1,015 and $1,021, and deferred financing costs of $332 and $334, respectively	33,734	30,259
Operating lease liabilities	3,528	3,532
Finance lease liabilities	4,841	4,809
Accrued taxes payable	9,393	9,363
Deferred revenue	5,709	3,918
Other current liabilities	4,365	4,137
Total current liabilities	174,146	142,269
Long-term debt, net of original issue discount of $4,495 and $4,742, and deferred financing costs of $2,182 and $1,618, respectively	425,824	410,352
Operating lease liabilities	16,747	17,245
Finance lease liabilities	5,438	6,195
Other long-term liabilities	7,594	8,364
Total long-term liabilities	455,603	442,156
Total liabilities	629,749	584,425
STOCKHOLDERS’ EQUITY
Common stock: $0.00001 par value; 50,000 shares authorized; 5,266 and 5,232 shares issued and outstanding, respectively	—	—
Additional paid-in capital	259,327	259,166
Retained earnings	330,438	311,337
Accumulated other comprehensive loss	(478)	(2,141)
Total stockholders’ equity	589,287	568,362
Total liabilities and stockholders’ equity	$1,219,036	$1,152,787

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended March 31,
	2026	2025
	(Unaudited)
Revenues:
Vessel revenues	$160,367	$127,452
Non-vessel revenues	12,354	12,373
	172,721	139,825
Costs and expenses:
Operating expense	91,030	96,829
Depreciation expense	12,025	10,007
Amortization expense	12,775	9,827
General and administrative expense	18,406	15,542
Stock-based compensation expense	1,160	1,114
Merger and integration costs	3,931	—
	139,327	133,319
Gain on sale of assets	979	43
Operating income	34,373	6,549
Interest expense	9,259	8,002
Interest income	634	1,283
Net interest expense	8,625	6,719
	25,748	(170)
Other income (expense):
Foreign currency gain	186	32
	186	32
Income (loss) before income taxes	25,934	(138)
Income tax expense (benefit)	6,831	(244)
Net income	$19,103	$106
Basic earnings per common share	$1.24	$0.01
Diluted earnings per common share	$1.09	$0.01

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Three Months Ended March 31,
	2026	2025
	(Unaudited)
Net income	$19,103	$106
Other comprehensive income:
Foreign currency translation income, net	1,663	2,880
Total comprehensive income	$20,766	$2,986

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands)

	Three Months Ended March 31, 2026
	(Unaudited)
	Common Shares	Warrants	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at January 1, 2026	5,232	11,584	$—	$259,166	$311,337	$(2,141)	$568,362
Issuance of common stock and warrants	34	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	1,160	—	—	1,160
Shares withheld for employee withholding taxes	—	—	—	(999)	—	—	(999)
Common stock, Jones Act Warrants, and Creditor Warrants repurchased	—	—	—	—	(2)	—	(2)
Net income	—	—	—	—	19,103	—	19,103
Foreign currency translation income, net	—	—	—	—	—	1,663	1,663
Balance at March 31, 2026	5,266	11,584	$—	$259,327	$330,438	$(478)	$589,287

	Three Months Ended March 31, 2025
	(Unaudited)
	Common Shares	Warrants	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at January 1, 2025	5,367	12,024	$—	$264,869	$176,761	$(7,488)	$434,142
Issuance of common stock and warrants	49	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	1,000	—	—	1,000
Shares withheld for employee withholding taxes	—	—	—	(1,397)	—	—	(1,397)
Net income	—	—	—	—	106	—	106
Foreign currency translation income, net	—	—	—	—	—	2,880	2,880
Balance at March 31, 2025	5,416	12,024	$—	$264,472	$176,867	$(4,608)	$436,731

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2026	2025
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,103	$106
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	12,025	10,007
Amortization expense	12,775	9,827
Stock-based compensation expense	1,160	1,114
Provision for (recovery of) credit losses	282	(1,433)
Deferred tax expense (benefit)	—	(1,975)
Amortization of deferred financing costs & OID	492	231
Amortization of deferred contract-specific costs of sales	32	90
Gain on sale of assets	(979)	(43)
Changes in operating assets and liabilities:
Accounts receivable	(13,206)	28,764
Deferred drydocking charges	(23,599)	(19,193)
Other current and long-term assets	1,874	(1,592)
Accounts payable	26,674	(4,341)
Accrued interest	89	3,006
Accrued liabilities and other liabilities	(4,797)	(6,195)
Net cash provided by operating activities	31,925	18,373
CASH FLOWS FROM INVESTING ACTIVITIES:
Maintenance capital improvements	(7,850)	(6,405)
Growth capital expenditures	(2,604)	(23,390)
Commercial capital expenditures	(7,978)	(8,940)
Non-vessel capital expenditures	(324)	(40)
Net proceeds from sale of assets	1,055	72
Net cash used in investing activities	(17,701)	(38,703)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on second-lien term loans	(5,744)	—
Proceeds from first lien revolving credit facility	25,000	—
Deferred financing costs	—	33
Cash paid for withholding taxes on net share settlements	(999)	(1,397)
Principal payments under finance lease obligations	(937)	(133)
Other cash flows from financing activities	—	(111)
Net cash provided by (used in) financing activities	17,320	(1,608)
Effects of foreign currency exchange rate changes on cash	202	683
Net increase (decrease) in cash and cash equivalents	31,746	(21,255)
Cash, cash equivalents and restricted cash at beginning of period	54,167	81,568
Cash, cash equivalents and restricted cash at end of period	$85,913	$60,313
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$10,517	$7,588
Cash paid for income taxes, net of refunds	$4,324	$5,610

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Basis of Presentation
The accompanying unaudited consolidated financial statements reflect the financial position, results of operations, comprehensive income, cash flows, and changes in stockholders’ equity of Hornbeck Offshore Services, Inc., a Delaware corporation, and its consolidated subsidiaries, collectively referred to as “Hornbeck,” “Company,” “we,” “us,” or “our”.
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in our annual financial statements have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2025. In the opinion of management, the accompanying financial information reflects all normal recurring adjustments necessary to fairly state our results of operations, financial position and cash flows for the periods presented and are not indicative of the results that may be expected for a full year.
Our financial statements have been prepared on a consolidated basis. Under this basis of presentation, our financial statements consolidate all subsidiaries (entities in which we have a controlling financial interest), and all intercompany accounts and transactions have been eliminated.
2. Recent Accounting Pronouncements
The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that have not been adopted:
ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses
This standard improves the disclosures about an entity’s expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU No. 2024-03 may be applied prospectively or retrospectively. Early adoption is permitted.
Effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.
The Company will adopt the annual reporting requirements of ASU No. 2024-03 on January 1, 2027 and the interim disclosure requirements on January 1, 2028 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements
This standard improves the navigability of the required interim disclosures and clarifies when ASC 270 is applicable and what disclosures need to be provided in interim reporting. ASU No. 2025-11 may be applied prospectively or retrospectively. Early adoption is permitted.
		Effective for interim reporting periods within annual reporting periods beginning after December 15, 2027.	The Company will adopt the interim reporting requirements of ASU No. 2025-11 on January 1, 2028 and elect to apply the standard prospectively. The Company does not believe that the implementation of

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters this guidance will have a material impact on its consolidated financial statements.
ASU No. 2025-12, Codification Improvements
This standard contains targeted improvements to the Codification covering a broad range of topics. The amendments in this update represent changes to the Codification that clarify, correct errors or make minor improvements. The amendments make the Codification easier to understand and apply. ASU No. 2025-12 may be applied prospectively or retrospectively. Early adoption is permitted.
Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods.
The Company will adopt the reporting requirements of ASU No. 2025-12 on January 1, 2027 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

3. Allowance for Credit Losses
The Company’s customers are primarily major and independent, domestic and international, oil and oilfield service companies, as well as national oil companies, the U.S. military and offshore wind companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral but does occasionally require letters of credit or payment-in-advance if undue credit risk is determined to exist with a particular contract or customer. The Company provides an estimate for credit losses based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to record an allowance for credit losses. Direct write-offs of receivables only occur when amounts are deemed uncollectible and all options for collection have been exhausted.
Activity in the allowance for credit losses was as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Balance at January 1	$7,511	$7,929
Current period provision for (recovery of) credit losses	282	(1,433)
Write-offs	—	—
Balance at March 31	$7,793	$6,496

4. Revenues from Contracts with Customers
As of March 31, 2026, the Company had certain remaining performance obligations representing contracted vessel revenues for which work had not been performed and such contracts had an original expected duration of more than one year. As of March 31, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations for such contracts totaled $357.2 million, of which $120.2 million is expected to be fully recognized in 2026, $121.4 million in 2027, and $115.6 million in years beyond 2027. These amounts are a result of multi-year vessel charters that commenced between 2024 and 2026.
As of March 31, 2026, we had $5.7 million of deferred revenue included in current liabilities related to unsatisfied performance obligations that will be recognized during the remainder of 2026 and 2027.

Disaggregation of Revenues
The Company recognized revenues as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Vessel revenues	$160,367	$127,452
Vessel management revenues	11,965	11,719
Shore-based facility revenues	389	654
	$172,721	$139,825

Revenues by geographic region(1) were as follows (in thousands, except for % of Total):

	Three Months Ended March 31,
	2026	% of Total	2025	% of Total
United States	$119,586	69.2%	$91,737	65.6%
International(2)	53,135	30.8%	48,088	34.4%
	$172,721	100.0%	$139,825	100.0%

(1)	The Company attributes revenues to individual geographic regions based on the location where services are performed.
(2)
International revenues of $25.3 million, $16.7 million, and $7.5 million were attributed to services performed in Brazil, Mexico, and Colombia, respectively, for the three months ended March 31, 2026 and international revenues of $29.1 million, $7.3 million, and $8.8 million were attributed to services performed in Brazil, Mexico, and Colombia, respectively, for the three months ended March 31, 2025. Revenues attributed to other countries were not individually material for the periods presented.

Major Customers
Revenues from the following customers represented 10% or more of consolidated revenues:

	Three Months Ended March 31,
	2026	2025
Customer A	15%	20%
Customer B	n/a(1)	14%
Customer C	n/a(1)	14%

(1)	Customer represented less than 10% of consolidated revenues in such period.
5. Earnings Per Share
Basic earnings per common share was calculated by dividing net income by the weighted-average number of common shares and Jones Act Warrants outstanding during the period. Diluted earnings per common share was calculated by dividing net income by the weighted-average number of common shares and Jones Act Warrants outstanding during the period plus the effect of dilutive Creditor Warrants, dilutive stock options and restricted stock unit awards. Weighted-average number of common shares outstanding was calculated by using the sum of the shares and Jones Act Warrants determined on a daily basis divided by the number of days in the period.
The table below reconciles the Company’s earnings per share (in thousands, except for per share data):

	Three Months Ended March 31,
	2026	2025
Net income	$19,103	$106
Weighted-average number of shares of common stock outstanding(1)(2)	15,439	15,967
Add: Net effect of dilutive stock options, restricted stock units, and Creditor Warrants(3)(4)(5)	2,164	2,079
Weighted-average number of dilutive shares of common stock outstanding	17,603	18,046

	Three Months Ended March 31,
	2026	2025
Earnings per common share:
Basic earnings per common share	$1.24	$0.01
Diluted earnings per common share	$1.09	$0.01

(1)
The Company included 10,090 and 10,494 Jones Act Warrants in the weighted-average number of shares of common stock outstanding for the three months ended March 31, 2026 and 2025, respectively, which represents the weighted-average number of Jones Act Warrants existing at each period-end.

(2)
Includes 105 fully vested, equity-settled restricted stock units that will be settled on the earlier of the occurrence of a contractually-designated event and the passage of a certain period of time for the three months ended March 31, 2026 and 2025, respectively.

(3)
Includes 144 and 110 unvested restricted stock units and 619 and 631 contingently-exercisable, vested restricted stock units in the weighted average calculation for the three months ended March 31, 2026 and 2025, respectively.

(4)
Includes 461 and 461 dilutive unvested stock options granted under the MIP in the weighted-average calculation for the three months ended March 31, 2026 and 2025, respectively. Dilutive unvested stock options issued by the Company are expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria.

(5)	Includes 940 and 877 of in-the-money Creditor Warrants in the weighted-average calculation for the three months ended March 31, 2026 and 2025, respectively.
6. Deferred Charges
The Company’s vessels are required by regulation to be recertified after certain periods of time. The Company defers the drydocking costs incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such expenditures (typically between 24 and 36 months).
The amounts reported for deferred charges on the consolidated balance sheets as of March 31, 2026 and December 31, 2025, include costs associated with ongoing drydockings. Included in such capital costs are accruals for vendor costs incurred but not yet invoiced and paid. These accrual amounts totaling $14.1 million and $7.2 million as of March 31, 2026 and December 31, 2025, respectively, are excluded from cash flows from operating activities on the consolidated statement of cash flows as non-cash items for the periods presented.
7. Property, Plant and Equipment
Property, plant and equipment consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Offshore support vessels and multi-purpose support vessels	$792,482	$787,262
Non-vessel related property, plant and equipment	16,118	16,007
Less: Accumulated depreciation	(157,424)	(145,267)
	651,176	658,002
Construction in progress(1)	107,915	96,133
	$759,091	$754,135

(1)
Includes $2.5 million and $2.6 million of accrued accounts payable as of March 31, 2026 and December 31, 2025, respectively. These amounts were excluded from the consolidated statement of cash flows as non-cash items for the respective periods.

In March 2026, the Company consummated the sale of one Vanuatu-flagged HOS 200 class DP-1 OSV for net proceeds totaling $1.0 million, resulting in a net gain of $0.9 million. Prior to the sale, such 1999-built vessel was classified as held for sale on the Company’s consolidated balance sheet at a carrying value of $0.1 million.

The table below presents net book value of property, plant and equipment by geographic regions(1) (in thousands, except for % of Total):

	March 31, 2026	% of Total	December 31, 2025	% of Total
United States	$682,104	89.9%	$678,216	89.9%
International(2)	76,987	10.1%	75,919	10.1%
	$759,091	100.0%	$754,135	100.0%

(1)
Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of the Company, not the physical operating location of the asset as of any of the dates presented.

(2)
International property, plant and equipment of $64.3 million and $65.4 million were owned by certain Mexican subsidiaries of the Company as of March 31, 2026 and December 31, 2025, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented.

8. Long-Term Debt
As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	March 31, 2026	December 31, 2025
First Lien Revolving Credit Facility due 2029, net of deferred financing costs of $655	$24,345	$—
Second Lien Term Loans due 2033, net of original issue discount of $5,509 and $5,763 and deferred financing costs of $1,860 and $1,952, respectively	435,213	440,611
	$459,558	$440,611
Less: Current maturities	(33,734)	(30,259)
	$425,824	$410,352

The table below summarizes the Company’s cash interest payments (in thousands):

	Cash Interest Payments	Payment Dates
First Lien Revolving Credit Facility due 2029	$146	Variable (based on interest election)(1)(2)
Second Lien Term Loans due 2033	3,337	First day of each month

(1)	Interest payments related to the currently-drawn $25.0 million are due every 30 days.
(2)	The First Lien Revolving Credit Facility is subject to an unused fee of 1.0% per annum, paid quarterly, on the remaining undrawn balance, which is currently $50.0 million.
First Lien Revolving Credit Facility
On August 13, 2024, the Company entered into a first-lien revolving credit facility pursuant to that certain Credit Agreement with DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent, and the lenders party thereto, or the First Lien Revolving Credit Facility. The current aggregate commitments for the revolving loans, or the Revolving Loans, under the First Lien Revolving Credit Facility total $75.0 million. The First Lien Revolving Credit Facility also provides for a customary uncommitted incremental facility in an amount up to $50.0 million. The Company’s ability to borrow under the First Lien Revolving Credit Facility is subject to customary conditions precedent, including no default or event of default, representations and warranties being true and correct in all material respects, and pro forma compliance with the financial covenants therein.
The First Lien Revolving Credit Facility will mature on August 13, 2029. Borrowings under the First Lien Revolving Credit Facility will be comprised of Base Rate Loans or SOFR Rate Loans, at the option of the Company, and accrue interest as follows: (A) for Revolving Loans that are Base Rate Loans, a rate ranging from 1.75% to 2.75% (depending on the total net leverage ratio in effect at such time) per annum, plus the greatest of: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the Adjusted Term SOFR rate for a one month interest period on such day after giving effect to a floor of 0.00% per annum, plus 1.00% and (B) for Revolving Loans that are SOFR Rate Loans, a rate ranging from 2.75% to 3.75% (depending on the total net leverage ratio in effect at such time) per annum plus the Term SOFR rate, subject to a 0.00% floor, plus a credit spread adjustment of 0.10% per annum.
The First Lien Revolving Credit Facility has customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, incur liens, make restricted payments, make optional prepayments on junior financings, and make asset sales, in each case, subject to customary exceptions and baskets. The First Lien Revolving Credit Facility is subject to financial covenants that require us to have (i) a maximum revolving credit facility net leverage ratio (measured by Revolving Loans outstanding, net of unrestricted cash and cash equivalents of up to $25.0 million) of no more than 1.00 to 1.00, (ii) minimum liquidity (measured by unrestricted cash and cash equivalents, together with undrawn Revolving Loan commitments) of $25.0 million, (iii) a collateral coverage ratio (measured by total first and second lien debt outstanding) of no less than 1.50 to 1.00, and (iv) a revolving credit facility collateral coverage ratio (measured by total Revolving Loan commitments, whether or not drawn) of no less than 3.00 to 1.00, in each case, tested on the facility closing date, and thereafter at the end of each fiscal quarter, beginning with our first full fiscal quarter ending after the facility closing date. However, failure to meet such financial covenants will not result in a default or event of default at any time when no Revolving Loans are outstanding and will instead prohibit us from borrowing any Revolving Loans under the First Lien Revolving Credit Facility until certain conditions precedent to borrowing are satisfied. To the extent the financial covenants under the First Lien Revolving Credit Facility are not met as of the end of any fiscal quarter, we will have the opportunity to cure such financial covenant shortfall by making a mandatory prepayment of the Revolving Loans in an amount such that compliance with such financial covenants would be met on a pro forma basis following such prepayment prior to the occurrence of any default or event of default thereunder.
The Company incurred $2.9 million in deferred financing costs paid to third parties related to the First Lien Revolving Credit Facility, of which $2.2 million was recorded in deferred charges and $0.7 million was recorded in long-term debt on the consolidated balance sheet. On March 4, 2026, the Company drew $25.0 million of cash borrowings under such facility. The 30-day SOFR interest rate related to these borrowings was 7.01% as of March 31, 2026.
Second Lien Term Loans due 2033
On December 27, 2024, the Company entered into a second-lien term loan credit agreement with Stonebriar Commercial Finance, LLC, as administrative agent, and Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, resulting in $450.0 million of second-lien term loans with a maturity date of January 1, 2033, or the Second Lien Term Loans due 2033. The Company received proceeds of $443.3 million, net of a 1.5% origination fee, and utilized such proceeds to (i) repay in full the then-outstanding $349.0 million, including accumulated paid-in-kind interest, of Second Lien Term Loans due 2026, (ii) pay $7.0 million of related accrued cash interest, (iii) pay a $5.1 million associated redemption fee, (iv) pay $2.0 million in non-lender fees and expenses, and (v) partially fund the repurchase of $78.4 million of certain equity securities and $7.1 million of outstanding stock-based compensation awards associated with tender offers to purchase for cash such equity instruments in December 2024.
The Second Lien Term Loans due 2033 are scheduled to be repaid in (i) 12 consecutive equal monthly installments of interest, payable on the first day of each month commencing after January 1, 2025, (ii) followed by 84 consecutive equal monthly payments of principal and interest, payable on the first day of each consecutive month, and (iii) a final balloon payment in the amount of all unpaid principal, accrued and unpaid interest and any other amounts that may become due under the Second Lien Term Loan Credit Agreement on the maturity date of January 1, 2033. Borrowings bear interest at a fixed rate of 9.25% per annum. The Company may fully prepay all amounts due under the Second Lien Term Loan Agreement at any time prior to maturity, subject to the prepayment fee schedule set forth below. The Company is permitted to partially prepay between $50.0 million and $100.0 million prior to June 30, 2026 in connection with an initial public offering (directly or indirectly) and may make additional partial prepayments not to exceed $100.0 million in the aggregate at any time during the term of the Second Lien Term Loans due 2033. In the event of any prepayment (in whole or in part), the Company is subject to a prepayment fee equal to (i) 4.00% of the prepaid principal amount prior to December 27, 2025, (ii) 3.00% of the prepaid principal amount after December 27, 2025 but on or prior to December 27, 2026, (iii) 2.00% of the prepaid principal amount after December 27, 2026 but on or prior to December 27, 2027, and (iv) 1.00% of the prepaid principal amount thereafter.
The Second Lien Term Loans due 2033 are guaranteed by certain of the Company’s domestic and foreign subsidiaries and are secured by a second priority security interest in, and lien on, all the Company’s U.S.-flagged vessels. The credit agreement contains customary representations and warranties, covenants and events of default, but only one financial maintenance covenant, which is a $25.0 million minimum cash liquidity requirement.
9. Stock-Based Compensation
The Company’s 2020 Management Incentive Plan, or MIP, provides for the issuance of a maximum of 2.2 million shares of common stock for the Company to grant as incentive awards in the form of stock options, stock appreciation rights, restricted stock units, restricted stock and other stock-based and cash-based awards to certain eligible individuals. As of March 31, 2026, there were 0.3 million shares issued or redeemed, 1.5 million shares reserved for issuance related to granted awards and 0.4 million shares available for future grants to eligible individuals under the MIP. There were no new grants of stock-based compensation instruments during the three months ended March 31, 2026 and 2025.
The financial impact of stock-based compensation expense related to the MIP on the Company’s operating results is reflected in the table below (in thousands, except for per share data):

	Three Months Ended March 31,
	2026	2025
Income before taxes	$1,160	$1,114
Net income (loss)	$854	$(856)
Earnings (loss) per common share:
Basic	$0.06	$(0.05)
Diluted	$0.05	$(0.05)

10. Income Taxes
The Company’s effective income tax expense (benefit) rate for the three months ended March 31, 2026 and 2025 was 26.3% and (176.8%), respectively. The Company’s current income tax expense reflects its current U.S. and foreign tax liabilities and certain deferred tax liabilities that could not be offset with a reduction in the valuation allowance. The tax rate for the current period is lower than the benefit rate for the prior year period due to the prior year’s amplified effect of the permanent book tax differences on the Company’s relatively small pre-tax book loss.
The Company is no longer subject to tax audits being initiated by U.S. federal, state, local or foreign taxing authorities for years prior to 2021. The Company has ongoing examinations by various foreign tax authorities for earlier periods, but does not believe that the results of these examinations will have a material adverse effect on the Company’s financial position or results of operations.
Mexico Tax Audits
The Company is subject to audit by various Mexican statutory bodies, including the Mexican tax authorities, or SAT. In recent years, SAT has initiated several audits of the Company’s Mexican subsidiaries for tax years between 2015 and 2021. In November 2018, SAT commenced an audit of a Mexican subsidiary’s 2015 tax return and asserted certain positions that disallowed a significant portion of the Company’s deductible expenses, which resulted in additional taxes, interest and penalties being assessed. As a result, the Company engaged in non-binding mediation proceedings, which concluded in 2021 without resolution. In April 2022, the Company received an official assessment from SAT and subsequently initiated an appeal process through the Mexican tax judicial system in June 2022. In April 2024, the Company initiated a separate non-binding mediation related to a Mexican subsidiary’s tax returns from 2017 through 2021, which concluded in February 2025 without resolution and resulted in an additional assessment by SAT in July 2025. The Company filed an administrative appeal of the assessment as we believe SAT has attempted to retroactively apply a change in Mexican tax law that did not become effective until 2022, subsequent to the tax periods that are being assessed. In September 2025, the Company received additional tax assessments for another Mexican subsidiary related to tax returns from 2018 and 2020 with similarly egregious positions as previously asserted by SAT. The Company filed administrative appeals for both assessments in October 2025.
As of March 31, 2026, the Company had accrued a liability totaling $2.7 million for potential losses from additional taxes, interest and penalties resulting from the 2015 tax assessment and no liabilities for the other assessments for 2017 through 2021 based upon estimates developed in collaboration with its Mexican tax and legal advisors for the ongoing audits and appeals. The Company believes it has properly applied the applicable tax laws for all periods audited by SAT and has reasonably supported its positions.
The Company does not believe that the final outcome of these tax assessments, appeals process and other ongoing tax audits will have a material adverse effect on the Company’s financial position or results of operations. Final resolution of these matters will likely require several years, and the Company believes it is remote that any developments in the next 12 months would adversely affect its positions or reduce its confidence in a favorable outcome. An unexpected adverse final outcome in any of the pending appeals could have a material impact on the Company’s financial position and operating results. The Company will continue to update its estimates related to these pending proceedings as new information warrants.
11. Commitments and Contingencies
Vessel Construction
In October 2023, the Company entered into a final settlement of a dispute with Zurich American Insurance Company and Fidelity & Deposit Company of Maryland, together the Surety, and Gulf Island Shipyards, LLC, or Gulf Island, related to the construction of two MPSV newbuilds. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. In December 2023, Eastern Shipbuilding Group, Inc., or Eastern, was mutually selected by the parties and contracted by the Surety to complete the construction of the two MPSVs. The Company was obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which then-amounted to $53.8 million in the aggregate on the settlement date, but was subsequently reduced to $42.6 million for liquidated damages resulting from shipyard delays. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $42.6 million remaining original contract price, excluding any approved change orders arising after the settlement date. There is no cap on the Surety’s completion costs. As of March 31, 2026, the Company has fulfilled its $42.6 million contractual obligation and all remaining construction costs are to be paid by the Surety to Eastern.
Following physical delivery by Eastern, which is expected in 2027, each vessel will undergo crane and other system installations, which should make both vessels available for commercial service in 2027. In addition to the previously paid $42.6 million contractual obligation, the Company expects to incur an additional $89.0 million in the aggregate for outfitting, engineering, overhead and the post-delivery discretionary enhancements, of which $65.4 million solely relates to the purchase and installation of the cranes. As of March 31, 2026, the Company had incurred $31.3 million of such incremental amounts, excluding capitalized interest.
Contingencies
In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect the Company’s financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows. The Company had accrued $0.6 million and $0.6 million for potential insurance deductibles or losses associated with such claims as of March 31, 2026 and December 31, 2025, respectively.
Brazil Importation Tax Assessment
In April 2021, the Company received notification from the Brazilian tax authorities of an importation tax assessment against the HOS Achiever with respect to the vessel’s services contract in Brazil from February 2019 to January 2020. At the time of the HOS Achiever’s importation, the Company was granted a statutorily available tax exemption based on the vessel’s functional capabilities and intended use under the services contract. The tax authorities are now asserting that the HOS Achiever does not qualify for the applicable exemption. The Company believes the HOS Achiever does, in fact, meet the criteria set forth under the applicable law and intends to defend its position in a Brazilian court. While the final outcome of this assessment is uncertain and could possibly result in the payment and loss of an estimated $6.0 million to $12.0 million in related importation taxes and penalties, the Company believes there is a high likelihood that its position will prevail and the exemption will be granted in accordance with the law. Furthermore, the Company believes that any amounts that may become due in connection with this matter should be recoverable from its customer under the terms of the vessel’s services contract. Accordingly, the Company has not accrued any liability for potential losses that may result from this matter.
12. Reportable Segment
The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. Revenues from customers are derived from the chartering of the Company’s vessels, providing vessel management services to external vessel owners, and providing shore-based port facility services. As the chief operating decision maker, the Company’s Chief Executive Officer evaluates operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and end-customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing net income, Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a permanent commitment of any particular vessel to any specific geographic region or customer market.
The revenues, expenses and net income of the Company’s one reportable segment, as reviewed and assessed by the chief operating decision maker, are equal to and categorized consistently with the amounts reflected in the consolidated statements of operations for the periods ended March 31, 2026 and 2025. The measure of segment assets is reported on the consolidated balance sheet as total assets as of March 31, 2026 and December 31, 2025.
The chief operating decision maker utilizes net income, as reflected in the consolidated statements of operations, and net cash flows provided by operating activities, as reflected in the consolidated statements of cash flows, to measure profitability and liquidity, as well as to calculate supplemental non-GAAP financial metrics, such as EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow, primarily for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to such metrics of other companies when evaluating potential acquisitions; to assess the Company’s ability to service existing fixed charges and incur additional indebtedness; and to purchase, convert or construct additional vessels.
13. Related Party Transactions
Pursuant to the terms of the Trade Name and Trademark License Agreement entered into by and between the Company and HFR, LLC, the Company made payments of $1.3 million during each of the three months ended March 31, 2026 and 2025 for licensing fees associated with the use of Hornbeck trade names, trademarks, and related logos. HFR, LLC is a Texas Limited Liability Company owned by Todd M. Hornbeck and Troy A. Hornbeck. Todd M. Hornbeck serves as the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. Troy A. Hornbeck is the brother of Todd M. Hornbeck and serves as the Company’s Director of Vendor Relations. As of March 31, 2026 and December 31, 2025, the Company had accrued amounts payable to HFR, LLC totaling $0.5 million and $1.3 million, respectively.
On October 1, 2022, a member of the Company’s Board of Directors assumed an officer role with an existing Hornbeck customer. For the three months ended March 31, 2026 and 2025, the Company generated $11.8 million, or 6.8%, and $19.0 million, or 13.6%, of revenues, respectively, from contracts with such customer. The Company had outstanding accounts receivable from this customer totaling $5.6 million and $4.9 million as of March 31, 2026 and December 31, 2025, respectively.
14. Subsequent Events
On April 23, 2026, the Company entered into a definitive agreement to merge with Helix Energy Solutions Group, Inc., or Helix, in an all-stock transaction, whereby the Company’s existing shareholders will own approximately 55% and Helix’s existing shareholders will own 45% of the combined company on a fully diluted basis. The transaction is expected to close in the second half of 2026, subject to approval by Helix shareholders, the receipt of applicable regulatory approvals and the satisfaction of other customary closing conditions. Post closing the combined company will operate under the Hornbeck Offshore Services name and trade on the New York Stock Exchange under the ticker symbol “HOS.”
In conjunction with this agreement, the Company postponed plans to launch an initial public offering. As a result, the Company recorded a charge of $3.4 million in its second quarter of 2026 results for expenses incurred in connection with the terminated equity offering process.
The Company has evaluated all subsequent events through May 8, 2026, which represents the date its financial statements were available to be issued and determined that all materially relevant information known through this date has been appropriately addressed within the consolidated financial statements and notes.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Hornbeck Offshore Services, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Income Taxes

Description of the Matter
As discussed in Note 14 to the consolidated financial statements, the Company recorded a total tax benefit of $11.0 million including current foreign tax expense of $10.9 million and a deferred tax benefit of $22.1 million primarily associated with a partial release of the valuation allowance on its U.S. deferred tax assets for the year ended December 31, 2025. The Company also recorded deferred tax assets of $278.2 million reduced by a valuation allowance of $195.3 million as of December 31, 2025. In addition, the Company recorded a liability of $2.7 million for potential losses from additional taxes, interest and penalties resulting from tax audits in Mexico. Management recognizes tax positions if they are more likely than not to be sustained upon examination, measured as the largest amount of benefit more likely than not to be realized. Management is also required to assess whether the realization of its deferred tax assets is more likely than not and to record a valuation allowance based on this assessment. The Company uses significant judgment in the interpretation and application of complex international tax laws related to uncertain tax positions, and when evaluating the realizability deferred tax assets.

Auditing the calculation of foreign tax expense, including consideration of assessments by tax authorities, and management’s assessment of the realizability of the Company’s deferred tax assets involves complex auditor judgement. Management’s conclusions are based on interpretations of foreign tax laws, evaluation of communications with tax authorities and formulation of assumptions used in the Company’s forecast of domestic income. Regulatory changes and judicial and examination activity may impact foreign tax conclusions including foreign tax expense and fluctuations in actual results from those forecasted can have a material impact on the measurement of deferred tax assets.

How We Addressed the Matter in Our Audit
To test the foreign tax expense, including potential losses from Mexican tax assessments and related uncertain tax positions, and the valuation of U.S. deferred tax assets, we performed audit procedures that included, among others, testing the calculation of foreign taxable income, reading the Company’s communications with tax authorities, evaluating the basis and technical merits of the Company’s interpretation of foreign tax laws, and testing the significant assumptions used by management in its forecast of U.S. income. We compared the significant assumptions used in the Company’s forecast to its business plans as well as current industry and economic trends. We involved our tax professionals to ensure appropriate application and interpretation of foreign tax laws to the calculation of foreign tax expense and evaluating communications with tax authorities. In addition, we evaluated the Company’s disclosure in relation to these matters included in Note 14 to the financial statements

/s/ Ernst & Young LLP

We have served as the Company’s auditors since 2002.

New Orleans, Louisiana

March 24, 2026

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$54,167	$80,803
Accounts receivable, net of allowance for credit losses of $7,511 and $7,929, respectively	164,695	145,527
Prepaid expenses	4,941	4,490
Taxes receivable	19,026	13,755
Other current assets	14,180	12,376
Total current assets	257,009	256,951
Property, plant and equipment, net	754,135	674,729
Restricted cash	—	765
Deferred charges, net	97,234	72,075
Deferred tax assets, net	16,034	—
Operating lease right-of-use assets	17,802	20,748
Finance lease right-of-use assets	10,516	1,142
Other assets	57	57
Total assets	$1,152,787	$1,026,467
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$58,251	$71,092
Accrued interest	3,571	578
Accrued payroll and benefits	24,429	22,267
Current maturities of long-term debt, net of original issue discount of $1,021 and $0, and deferred financing costs of $334 and $0, respectively	30,259	—
Operating lease liabilities	3,532	5,037
Finance lease liabilities	4,809	457
Accrued taxes payable	9,363	9,914
Deferred revenue	3,918	6,694
Other current liabilities	4,137	1,962
Total current liabilities	142,269	118,001
Long-term debt, net of original issue discount of $4,742 and $6,750, and deferred financing costs of $1,618 and $2,019, respectively	410,352	441,231
Deferred tax liabilities, net	—	6,049
Operating lease liabilities	17,245	18,861
Financing lease liabilities	6,195	589
Other long-term liabilities	8,364	7,594
Total long-term liabilities	442,156	474,324
Total liabilities	584,425	592,325
STOCKHOLDERS’ EQUITY:
Common stock: $0.00001 par value; 50,000 shares authorized; 5,232 and 5,367 shares issued and outstanding, respectively	—	—
Additional paid-in capital	259,166	264,869
Retained earnings	311,337	176,761
Accumulated other comprehensive loss	(2,141)	(7,488)
Total stockholders’ equity	568,362	434,142
Liabilities and stockholders’ equity	$1,152,787	$1,026,467

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,
	2025	2024	2023
Revenues:
Vessel revenues	$669,004	$592,246	$528,780
Non-vessel revenues	50,826	48,605	44,669
	719,830	640,851	573,449
Costs and expenses:
Operating expense	376,291	364,584	305,463
Depreciation expense	41,554	37,812	26,355
Amortization expense	43,815	26,734	21,496
General and administrative expense	74,461	71,110	66,108
Stock-based compensation expense	7,723	9,384	19,097
	543,844	509,624	438,519
Gain on sale of assets	13,222	42	2,702
Operating income	189,208	131,269	137,632
Interest expense	32,559	26,382	39,802
Interest income	6,518	5,763	9,755
Net interest expense	26,041	20,619	30,047
	163,167	110,650	107,585
Other income (expense):
Loss on early extinguishment of debt	(67)	—	(1,236)
Postponed offering costs	—	(9,136)	(3,693)
Foreign currency loss	(692)	(1,434)	(1,559)
Fair value adjustment of liability-classified warrants	—	5,412	(10,917)
Other income (loss)	—	(8)	853
	(759)	(5,166)	(16,552)
Income before income taxes	162,408	105,484	91,033
Income tax expense (benefit)	(10,982)	12,682	16,495
Net income	$173,390	$92,802	$74,538
Basic earnings per common share	$10.86	$5.43	$4.38
Diluted earnings per common share	$9.60	$4.83	$3.89

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended December 31,
	2025	2024	2023
Net income	$173,390	$92,802	$74,538
Other comprehensive income:
Foreign currency translation income (loss), net of tax	5,347	(9,577)	2,153
Total comprehensive income	$178,737	$83,225	$76,691

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands)

	Common Shares	Warrants	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at January 1, 2023	5,386	11,377	$—	$197,006	$73,890	$(64)	$270,832
Issuance of common stock and warrants	168	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	18,828	—	—	18,828
Shares withheld for employee withholding taxes	—	—	—	(5,058)	—	—	(5,058)
Net income	—	—	—	—	74,538	—	74,538
Foreign currency translation income, net	—	—	—	—	—	2,153	2,153
Balance at December 31, 2023	5,554	11,377	$—	$210,776	$148,428	$2,089	$361,293
Issuance of common stock and warrants	88	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	8,588	—	—	8,588
Shares withheld for employee withholding taxes	—	—	—	(3,716)	—	—	(3,716)
Creditor Warrants reclassified to equity	—	1,592	—	70,063	—	—	70,063
Common Stock, Jones Act Warrants, and Creditor Warrants repurchased	(275)	(945)	—	(13,929)	(64,469)	—	(78,398)
MIP awards repurchased	—	—	—	(6,913)	—	—	(6,913)
Net income	—	—	—	—	92,802	—	92,802
Foreign currency translation loss, net	—	—	—	—	—	(9,577)	(9,577)
Balance at December 31, 2024	5,367	12,024	$—	$264,869	$176,761	$(7,488)	$434,142
Issuance of common stock and warrants	52	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	7,028	—	—	7,028
Shares withheld for employee withholding taxes	—	—	—	(1,397)	—	—	(1,397)
Common Stock, Jones Act Warrants, and Creditor Warrants repurchased	(187)	(440)	—	(7,586)	(38,814)	—	(46,400)
MIP awards repurchased	—	—	—	(3,748)	—	—	(3,748)
Net income	—	—	—	—	173,390	—	173,390
Foreign currency translation income, net	—	—	—	—	—	5,347	5,347
Balance at December 31, 2025	5,232	11,584	$—	$259,166	$311,337	$(2,141)	$568,362

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$173,390	$92,802	$74,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	41,554	37,812	26,355
Amortization expense	43,815	26,734	21,496
Stock-based compensation expense	7,723	9,384	19,097
Loss on early extinguishment of debt	67	—	1,236
Provision for (recovery of) credit losses	(418)	1,622	551
Deferred tax expense (benefit)	(6,049)	4,607	1,340
Amortization of deferred financing costs and original issue discount	1,889	213	383
Amortization of deferred contract-specific costs of sales	2,774	700	1,028
Accumulated (refinanced) paid-in-kind-interest	—	(74,375)	7,763
Mark-to-market adjustment of creditor warrants	—	(5,412)	10,917
Gain on sale of assets	(13,222)	(42)	(2,702)
Changes in operating assets and liabilities:
Accounts receivable	(16,203)	(25,706)	(8,553)
Deferred drydocking charges	(63,921)	(59,491)	(29,828)
Other current and long-term assets	(24,439)	(1,198)	(3,550)
Accounts payable	(7,085)	11,151	15,385
Accrued interest	2,993	338	(160)
Accrued liabilities and other liabilities	(793)	(2,662)	10,819
Net cash provided by operating activities	142,075	16,477	146,115
CASH FLOWS FROM INVESTING ACTIVITIES:
Maintenance capital improvements	(23,123)	(16,171)	(7,745)
Growth capital expenditures	(45,413)	(55,536)	(128,547)
Commercial capital expenditures	(51,232)	(47,619)	(33,864)
Non-vessel capital expenditures	(8,364)	(753)	(1,087)
Net proceeds from sale of assets	13,434	59	2,898
Net cash used in investing activities	(114,698)	(120,020)	(168,345)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of first-lien replacement term loans due 2024	—	—	(70,605)
Partial repayment of second-lien term loans due 2033	(1,674)	—	—
Deferred financing costs	(273)	(4,901)	—
Cash paid in lieu of shares	—	(70)	(54)
Cash paid for withholding taxes on net share settlements	(1,397)	(3,716)	(5,058)
Principal payments under finance lease obligations	(1,844)	(396)	(287)
Redemption premium on second-lien term loans due 2026	—	(5,117)	—
Cash settlement of equity awards	(4,199)	(7,754)	—
Repurchase of common stock	(46,400)	(78,398)	—
Repayment of second-lien term loans due 2026	—	(274,626)	—
Net proceeds from second-lien term loans due 2033	—	443,250	—
Other cash flows from financing activities	(178)	—	(34)
Net cash provided by (used in) financing activities	(55,965)	68,272	(76,038)
Effects of foreign currency exchange rate changes on cash	1,187	(3,981)	1,437
Net decrease in cash and cash equivalents	(27,401)	(39,252)	(96,831)
Cash, cash equivalents and restricted cash at beginning of period	81,568	120,820	217,651
Cash, cash equivalents and restricted cash at end of period	$54,167	$81,568	$120,820
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$39,865	$29,404	$32,970
Refinanced paid-in-kind interest	$—	$74,375	$—
Cash paid for income taxes, net of refunds	$15,916	$20,810	$9,311

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization
Nature of Operations and Basis of Presentation
Hornbeck Offshore Services, Inc., or the Company, was incorporated in the state of Delaware in 1997. The Company, through its subsidiaries, operates offshore supply vessels, or OSVs, multi-purpose support vessels, or MPSVs, and a shore-base facility to provide marine transportation, logistics support and specialty services to customers in the offshore oil and gas exploration industry, primarily in the U.S. Gulf of America, or the GoA, Latin America and select international markets, as well as diversified non-oilfield markets, including military support services, renewable energy development and other non-oilfield service offerings in various markets. The consolidated financial statements include the accounts of Hornbeck Offshore Services, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior-year results to conform to current-year presentation.
2. Summary of Significant Accounting Policies
Revenue Recognition
The services that are provided by the Company represent a single performance obligation under its contracts that are satisfied at a point in time or over time. Revenues are earned primarily by (i) chartering the Company’s vessels, including the operation of such vessels, (ii) providing vessel management services to third-party vessel owners, and (iii) providing shore-based port facility services, including rental of land. Revenues associated with performance obligations satisfied over time are recognized on a daily basis throughout the contract period.
Cash and Cash Equivalents
Cash and cash equivalents consist of all highly liquid investments in money market funds, deposits and investments available for current use with an initial maturity of three months or less.
Restricted Cash
The Company considers cash as restricted when there are contractual agreements that govern the use or withdrawal of the funds.
Accounts Receivable
Accounts receivable consists of trade receivables, net of reserves, plus amounts to be rebilled to customers.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost. However, upon adoption of fresh-start accounting effective September 4, 2020, the Company’s property, plant and equipment recorded as of that date was adjusted to its estimated fair market value in accordance with ASC 852, Reorganizations. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives and estimated salvage values of the related assets. Major modifications and improvements that extend the useful life or functional operating capability of a vessel are capitalized and depreciated over the remaining useful life of the vessel. Estimated useful lives and salvage values are reassessed when there are relevant indications that the original estimates may no longer be appropriate. Gains and losses from retirements or other dispositions are recognized as incurred.
The estimated useful lives by classification are as follows:

Offshore supply vessels	25 years
Multi-purpose support vessels	25 years
Non-vessel property, plant and equipment	3-15 years

Deferred Charges
The Company’s vessels are required by regulation to be recertified after certain periods of time. The Company defers the drydocking costs incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such expenditures (typically between 24 and 36 months).

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Mobilization Costs
The Company occasionally incurs mobilization costs to prepare its vessels and/or transit them to and from certain regions in order to obtain and fulfill vessel charter contracts. These contract-specific costs are typically expensed as incurred, but may in certain circumstances be deferred and amortized over the contract term dependent upon criteria set forth in ASC 606, Revenue from Contracts with Customers, and ASC 340, Other Assets and Deferred Costs.
Stock-Based Compensation
Stock-based compensation awards are accounted for in accordance with ASC 718, Compensation – Stock Compensation, which requires all share-based payments to the Company’s employees and directors to be recognized in the consolidated financial statements based on their fair values on the grant date. The fair value of the underlying common stock is based upon a valuation of the Company’s equity developed with the assistance of third-party valuation experts using a combination of income and market approaches as of the appropriate measurement date. The Company recognizes compensation expense on a straight-line basis over the expected vesting period of stock-based awards that are ultimately expected to vest based on their estimated fair value on the grant date. Forfeitures are recognized during the period in which they actually occur.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a statutory change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes. Interest and penalties relating to uncertain tax positions are recorded as interest expense and general and administrative expenses, respectively. In addition, the Company provides a valuation allowance for deferred tax assets if it is more likely than not that such items will either expire before the Company is able to realize the benefit or the future deductibility is uncertain.
The Company has made an accounting policy election to account for global intangible low-taxed income, or GILTI, in the year the tax is incurred.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Legal Liabilities
In the ordinary course of business, the Company may become party to lawsuits, administrative proceedings, or governmental investigations. These matters may involve large or unspecified damages or penalties that may be sought from the Company and may require years to resolve. The Company records a liability related to a loss contingency for such legal matters in accrued liabilities if the Company determines the loss to be both probable and estimable. The liability is recorded for an amount that is management’s best estimate of the loss, or when a best estimate cannot be made, the minimum loss amount of a range of possible outcomes. Significant judgment is required in estimating such liabilities, the results of which can vary significantly from the actual outcomes of lawsuits, administrative proceedings or governmental investigations.
Foreign Currency Transaction Gains and Losses
Foreign currency transaction gains and losses are recorded in the period incurred except for advances to and investments in foreign subsidiaries. Foreign currency gains and losses related to advances to or investments in foreign operations are accounted for as a foreign currency translation adjustment and recorded as other comprehensive income (loss). The balances in accumulated other comprehensive loss as of December 31, 2025 and 2024 relate primarily to the Company’s long-term investments in its foreign subsidiaries.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Warrants
Common stock warrants are accounted for as either equity instruments or, in the case of 2023 and 2024, liabilities for certain warrants depending on the specific terms of the applicable warrant agreement. Warrants that were classified as liabilities were recorded at their estimated fair value on a recurring basis at each applicable balance sheet date. Changes in the estimated fair value of such warrants were recognized as a non-cash gain or loss on the applicable consolidated statements of operations. All outstanding warrants are reassessed each reporting period to determine whether their classification continues to be appropriate.
Fair Value of Financial Instruments
The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period pursuant to ASC 820, Fair Value Measurements. Each applicable asset and liability carried at fair value is required to be classified into one of the following categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities
•	Level 2: Observable market-based inputs or observable inputs that are corroborated by market data
•	Level 3: Unobservable inputs that are not corroborated by market data
Fair value is calculated based on assumptions that market participants would use in pricing assets and liabilities. Significant judgments are required in the determination of these assumptions.
Leases
The Company determines if an agreement is a lease or contains a lease at inception. The lease term for accounting purposes may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Right-of-use assets and the corresponding lease liabilities are recorded at the commencement date based on the present value of lease payments over the expected lease term. For all leases except vehicle finance leases, the Company uses its incremental borrowing rate, which would be the rate incurred to borrow on a collateralized basis over a similar term in a similar economic environment, to calculate the present value of lease payments. The Company uses the rate implicit in the lease for vehicle finance leases.
The Company is obligated under certain operating leases for shore-based facilities, office space, temporary housing, equipment and vehicles. The Company is obligated under finance leases for vehicles and equipment. Such leases will often include options to extend the lease and the Company will include option periods that, on commencement date, it is reasonably likely that it will exercise. Some leases may require variable lease payments such as real estate taxes and maintenance expenses. These costs are expensed in the period in which they are incurred. The Company’s vehicle finance leases contain residual value guarantees, which may require additional payments at the end of the lease term if the net book value of the vehicle is less than the greater of the wholesale value of such vehicle or 20% of the delivered price of the vehicle.
For leases with a term of 12 months or less, the Company has made a policy election in which the right-of-use asset and lease liability will not be recognized on its balance sheet.
Reportable Segments
The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. As the chief operating decision maker, our Chief Executive Officer evaluates the Company’s operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing net income, Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a permanent commitment of particular assets to any specific geographic region or customer market.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Recent Accounting Pronouncements
The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that have been adopted:
ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
The amendments in this update improve reportable segment disclosure requirements, primarily related to significant segment expenses. In addition, the amendments enhance interim disclosures, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new disclosure requirements for entities with a single reportable segment, and contain other related disclosure requirements. Retrospective application is required. Early adoption is permitted.
Effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.
The Company adopted the annual reporting requirements under ASU No. 2023-07 on January 1, 2024 and the interim disclosure requirements on January 1, 2025. This adoption had no material impact on its consolidated financial statements.

ASU No. 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement
This standard requires a joint venture to initially measure all contributions received upon its formation at fair value. ASU No. 2023-05 requires prospective application for all newly-formed joint venture entities with a formation date on or after January 1, 2025. Joint ventures formed prior to the adoption date may elect to apply the guidance retrospectively back to their original formation date. Early adoption is permitted.
		January 1, 2025	The Company adopted ASU No. 2023-05 on January 1, 2025 and elected to apply the standard prospectively. The adoption had no material impact on its consolidated financial statements.
ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
This standard amends ASU 326, Financial Instruments - Credit Losses, to provide a practical expedient that allows entities to assume the current conditions as of the balance sheet date remain unchanged for the remaining life of the asset in the development of a reasonable and supportable forecast for current accounts receivable and current contract assets arising from transactions
		Effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years.	The Company adopted the practical expedient of ASU No. 2025-05 on September 1, 2025. The adoption had no material impact on its consolidated financial statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters accounted for under ASC 606. ASU No. 2025-05 must be applied prospectively. Early adoption is permitted.
ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures
This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. ASU No. 2023-09 requires prospective application with the option to apply the standard retrospectively. Early adoption is permitted.
January 1, 2025
The Company adopted ASU No. 2023-09 on January 1, 2025 and elected to apply the standard prospectively. The adoption had no material impact on its consolidated financial statements, and the Company’s 2025 year-end financial statements contain additional disclosures to address the requirements of this ASU.

ASU No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards
This standard clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. ASU No. 2024-01 may be applied prospectively or retrospectively. Early adoption is permitted.
		January 1, 2025	The Company adopted ASU No. 2024-01 on January 1, 2025 and elected to apply the standard prospectively. The adoption had no material impact on its consolidated financial statements.
Standards that have not been adopted:
ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses
This standard improves the disclosures about an entity’s expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU No. 2024-03 may be applied prospectively or retrospectively. Early adoption is permitted.
Effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027
The Company will adopt the annual reporting requirements of ASU No. 2024-03 on January 1, 2027 and the interim disclosure requirements on January 1, 2028 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements
This standard improves the navigability of the required interim disclosures and clarifies when ASC 270 is applicable and what disclosures need to be provided in interim reporting. ASU No. 2025-11 may be applied prospectively or retrospectively. Early adoption is permitted.
Effective for interim reporting periods within annual reporting periods beginning after December 15, 2027.
The Company will adopt the interim reporting requirements of ASU No. 2025-11 on January 1, 2028 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

ASU No. 2025-12, Codification Improvements
This standard contains targeted improvements to the Codification covering a broad range of topics. The amendments in this update represent changes to the Codification that clarify, correct errors or make minor improvements. The amendments make the Codification easier to understand and apply. ASU No. 2025-12 may be applied prospectively or retrospectively. Early adoption is permitted.
Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods.
The Company will adopt the reporting requirements of ASU No. 2025-12 on January 1, 2027 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

4. Allowance for Credit Losses
The Company’s customers are primarily major and independent, domestic and international, oil and oilfield service companies, as well as national oil companies, the U.S. military and offshore wind companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral but does occasionally require letters of credit or payment-in-advance if undue credit risk is determined to exist with a particular contract or customer. The Company provides an estimate for credit losses based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to record an allowance for credit losses. Direct write-offs of receivables only occur when amounts are deemed uncollectible and all options for collection have been exhausted.
Activity in the allowance for credit losses was as follows (in thousands):

	December 31,
	2025	2024	2023
Balance at January 1	$7,929	$6,307	$5,786
Current period provision for (recovery of) credit losses	(418)	1,622	551
Write-offs	—	—	(30)
Balance at December 31	$7,511	$7,929	$6,307

5. Revenues from Contracts with Customers
The services that are provided by the Company represent a single performance obligation under its contracts that are satisfied at a point in time or over time. Revenues are earned primarily by (i) chartering the Company’s vessels,

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
including the operation of such vessels, (ii) providing vessel management services to third-party vessel owners, and (iii) providing shore-based port facility services, including rental of land. The services generating these revenue streams are provided to customers based on contracts that include fixed or determinable prices and do not generally include right of return or other significant post-delivery obligations. The Company’s vessel revenues, vessel management revenues and port facility revenues are recognized either at a point in time or over the passage of time when the customer has received or is receiving the benefit from the applicable service. Revenues are recognized when the performance obligations are satisfied in accordance with contractual terms and in an amount that reflects the consideration that the Company expects to be entitled to in exchange for the services rendered or rentals provided. Revenues are recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Invoices are typically billed to customers on a monthly basis, and payment terms on customer invoices typically range 30 to 60 days.
A performance obligation under contracts with the Company’s customers to render services is the unit of account under ASC 606, Revenue from Contracts with Customers. The Company accounts for services rendered separately if they are distinct and the service is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.
As of December 31, 2025, the Company had certain remaining performance obligations representing contracted vessel revenue for which work had not been performed and such contracts had an original expected duration of more than one year. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations for such contracts totaled $229.2 million, of which $102.1 million is expected to be fully recognized in 2026, $62.8 million in 2027, and $64.3 million in years beyond 2027. These amounts are a result of multi-year vessel charters that commenced in 2024 and 2025.
As of December 31, 2025, the Company had $3.9 million of deferred revenue included in current liabilities related to unsatisfied performance obligations that will be recognized during 2026.
Disaggregation of Revenues
The Company recognized revenues as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Vessel revenues	$669,004	$592,246	$528,780
Vessel management revenues	48,102	45,894	43,128
Shore-based facility revenues	2,724	2,711	1,541
	$719,830	$640,851	$573,449

Revenues by geographic region (1) were as follows (in thousands, except for % of Total):

	Year Ended December 31,
	2025	% of Total	2024	% of Total	2023	% of Total
United States	$510,942	71.0%	$478,052	74.6%	$432,621	75.4%
International(2)	208,888	29.0%	162,799	25.4%	140,828	24.6%
	$719,830	100.0%	$640,851	100.0%	$573,449	100.0%

(1)
The Company attributes revenues to individual geographic regions based on the location where services are performed.
(2)
International revenues of $111.8 million, $88.4 million and $53.2 million were attributed to services performed in Brazil for the years ended
December 31, 2025, 2024 and 2023, respectively. International revenues of $34.7 million, $27.5 million and $2.9 million were attributed to services performed in Colombia for the years ended December 31, 2025, 2024 and 2023, respectively. International revenues of $33.0 million, $32.3 million and $62.1 million were attributed to services performed in Mexico for the years ended December 31, 2025, 2024 and 2023, respectively. Revenues attributed to other countries were not individually material for the periods presented.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Major Customers
Revenues from the following customers represented 10% or more of consolidated revenues:

	Year Ended December 31,
	2025	2024	2023
Customer A	16%	16%	16%
Customer B	15%	15%	n/a(1)
Customer C	n/a(1)	13%	20%

(1)	Customer represented less than 10% of consolidated revenues in such period.
6. Earnings Per Share
Basic earnings per common share was calculated by dividing net income by the weighted-average number of common shares and Jones Act Warrants outstanding during the period. Diluted earnings per common share was calculated by dividing net income by the weighted-average number of common shares and Jones Act Warrants outstanding during the period plus the effect of dilutive Creditor Warrants, dilutive stock options and restricted stock unit awards. Weighted-average number of common shares outstanding was calculated by using the sum of the shares and Jones Act Warrants determined on a daily basis divided by the number of days in the period.
The table below reconciles the Company’s earnings per share (in thousands, except for per share data):

	Year Ended December 31,
	2025	2024	2023
Net income	$173,390	$92,802	$74,538
Weighted-average number of shares of common stock outstanding(1)(2)	15,959	17,093	17,004
Add: Net effect of dilutive stock options, restricted stock units, and Creditor Warrants(3)(4)(5)	2,096	2,104	2,153
Weighted-average number of dilutive shares of common stock outstanding	18,055	19,197	19,157
Earnings per common share:
Basic earnings per common share	$10.86	$5.43	$4.38
Diluted earnings per common share	$9.60	$4.83	$3.89

(1)
The Company included 10,462, 11,375 and 11,377 Jones Act Warrants in the weighted-average number of shares of common stock outstanding for the years ended December 31, 2025, 2024 and 2023, respectively, which represents the weighted-average number of Jones Act Warrants existing at each period-end. See Note 12 to these consolidated financial statements for further information regarding the Jones Act Warrants.

(2)
Includes 105 fully vested, equity-settled restricted stock units that will be settled on the earlier of the occurrence of a contractually-designated event and the passage of a certain period of time for the years ended December 31, 2025, 2024 and 2023, respectively.

(3)
Includes 117, 132 and 196 unvested restricted stock units and 619, 620 and 611 contingently-exercisable, vested restricted stock units in the weighted average calculation for the years ended December 31, 2025, 2024 and 2023, respectively.

(4)
Includes 454, 459 and 476 dilutive unvested stock options granted under the MIP in the weighted-average calculation for the years ended December 31, 2025, 2024 and 2023, respectively. Dilutive unvested stock options issued by the Company are expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria. See Note 13 to these consolidated financial statements for further information regarding the Company’s stock options granted under the MIP.

(5)	Includes 906, 893 and 870 of in-the-money Creditor Warrants in the weighted-average calculation for the years ended December 31, 2025, 2024 and 2023, respectively.
7. Defined Contribution Plan
The Company offers a 401(k) plan to all full-time employees. Employees must be at least eighteen years of age to participate and become eligible the first of the month following their date of hire. Participants may elect to defer up to 60% of their base compensation and up to 100% of incentive compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and profit sharing contributions to the 401(k) plan. During the years ended December 31, 2025, 2024 and 2023, the Company made contributions to the 401(k) plan of approximately $5.4 million, $7.1 million and $5.6 million, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Deferred Charges
The amounts reported for deferred charges on the consolidated balance sheets as of December 31, 2025 and 2024, include costs associated with ongoing drydockings. Included in such capital costs are accruals for vendor costs incurred but not yet invoiced and paid. These accrual amounts totaling $7.2 million and $6.3 million as of December 31, 2025 and 2024, respectively, are excluded from cash flows from operating activities on the consolidated statement of cash flows as non-cash items for the periods presented.
In the second quarter of 2023, the Company postponed a planned senior debt offering to refinance all of its then-existing debt. As a result, the Company recorded a non-recurring charge of $3.7 million for previously deferred expenses incurred in connection with the terminated process as a refinancing did not occur within 90 days of the postponement date. Pursuant to ASC 340, Other Assets and Deferred Costs, costs associated with a postponed or terminated offering of debt or equity securities must be expensed if the offering is not completed or expected to be completed within 90 days of the postponement.
Similarly, in the fourth quarter of 2024, the Company postponed its plans to launch an initial public offering, or IPO. As a result, the Company recorded a non-recurring charge of $9.1 million for previously deferred expenses incurred in connection with the postponed IPO process as a public offering of its equity did not occur within the 90-day period from the effective postponement.
9. Property, Plant and Equipment
Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2025	2024
Offshore supply vessels and multi-purpose support vessels	$787,262	$627,237
Non-vessel related property, plant and equipment	16,007	8,288
Less: Accumulated depreciation	(145,267)	(103,564)
	658,002	531,961
Construction in progress(1)	96,133	142,768
	$754,135	$674,729

(1)
Includes $2.6 million and $10.0 million of accrued accounts payable as of December 31, 2025 and 2024, respectively. These amounts were excluded from the consolidated statement of cash flows as non-cash items for the respective periods.

The table below presents net book value of property, plant and equipment by geographic regions(1) (in thousands, except for % of Total):

	As of December 31,
	2025	% of Total	2024	% of Total
United States	$678,216	89.9%	$598,481	88.7%
International(2)	75,919	10.1%	76,248	11.3%
	$754,135	100.0%	$674,729	100.0%

(1)
Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of the Company, not the physical operating location of the asset as of any of the dates presented.

(2)
International property, plant and equipment of $65.4 million and $68.7 million were owned by certain Mexican subsidiaries of the Company as of December 31, 2025 and 2024, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented.

HOS C/SOV + Flotel MPSV Delivery
In July 2023, the Company announced that it had contracted Eastern Shipbuilding Group, Inc. to convert one of its U.S.-flagged, Jones Act-qualified, HOSMAX 280 class DP-2 OSVs acquired from the U.S. Department of Transportation’s Maritime Administration (“MARAD”) into a MPSV for dual-service as either a C/SOV or flotel to

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
meet the growing demand of the U.S. offshore wind or oilfield markets for large personnel accommodations with “walk-to-work” capability. Following delivery from the shipyard in early November 2025, the converted vessel was placed into active service and commenced a charter to support an offshore wind project off the U.S. East Coast. The total cost of the conversion totaled $107.6 million, including owner-furnished equipment, outfitting, engineering, overhead costs and capitalized interest.
ECO Acquisitions
On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of Edison Chouest Offshore, or collectively ECO, to acquire up to ten high-spec, 280 class DP-2 OSVs for an aggregate price of $130.0 million. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four of such vessels. ECO refunded initial deposits of $1.5 million in the aggregate and paid an additional amount equal to such deposits as a termination fee. After accounting for such terminations and certain purchase price adjustments, the aggregate purchase price for ECO Acquisitions #1 was $82.4 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings by ECO. The Company took delivery of the six vessels between May 2022 and August 2023.
On December 22, 2022, the Company executed a controlling purchase agreement with Nautical Solutions, L.L.C., or Nautical, an ECO affiliate. Pursuant to the controlling purchase agreement, the Company subsequently entered into separate, individual vessel purchase agreements to acquire six high-spec, 280 class DP-2 OSVs from Nautical for $17.0 million per vessel. Nautical completed regulatory drydocking and reactivation activities for each vessel prior to closing. The Company took delivery of the six vessels between July 2023 and January 2024. The Company paid an aggregate of $102.0 million for the original purchase price and $9.4 million in purchase price adjustments associated with discretionary enhancements, additional outfitting, and post-closing modifications for the six vessels.
The Company determined that substantially all of the fair value of the assets acquired from ECO, and Nautical are concentrated in a group of similar identifiable assets and therefore, has accounted for such transactions as asset acquisitions under ASU 2017-01. The Company did not acquire any contracts, employees, business systems, trade names or trademarks in connection with these acquisitions.
10. Long-Term Debt
As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	December 31,
	2025	2024
First Lien Revolving Credit Facility due 2029	$—	$—
Second Lien Term Loans due 2033, net of original issue discount of $5,763 and $6,750 and deferred financing costs of $1,952 and $2,019, respectively	440,611	441,231
	$440,611	$441,231
Less: Current maturities	(30,259)	—
	$410,352	$441,231

Annual maturities of outstanding debt as of December 31, 2025 are as follows (in thousands):

2026	31,614
2027	37,639
2028	41,222
2029	45,362
2030	49,803
Thereafter	242,686
$448,326

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below summarizes the Company’s monthly cash interest payments (in thousands):

	Cash Interest Payments(1)	Payment Dates
First Lien Revolving Credit Facility due 2029	$—	Variable (determined on date of draw)
Second Lien Term Loans due 2033	3,402	First day of each month

(1)
As of December 31, 2025, there were no revolving loan amounts outstanding under the First Lien Revolving Credit Facility. The First Lien Revolving Credit Facility is subject to an unused fee of 1.0% per annum, paid quarterly, as applicable.

The Company incurred $44.7 million of interest related to debt instruments in 2025 of which $13.2 million related to certain capital projects was capitalized to the consolidated balance sheet as of December 31, 2025. In 2024 and 2023, the Company incurred $30.0 million and $41.0 million of interest related to debt instruments, respectively, of which $4.5 million and $1.5 million was recorded to capitalized interest during such years.
First Lien Revolving Credit Facility
On August 13, 2024, the Company entered into a first-lien revolving credit facility pursuant to that certain Credit Agreement with DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent, and the lenders party thereto, or the First Lien Revolving Credit Facility. The current aggregate undrawn commitments for the revolving loans, or the Revolving Loans, under the First Lien Revolving Credit Facility total $75.0 million. The First Lien Revolving Credit Facility also provides for a customary uncommitted incremental facility in an amount up to $50.0 million. The Company’s ability to borrow under the First Lien Revolving Credit Facility is subject to customary conditions precedent, including no default or event of default, representations and warranties being true and correct in all material respects, and pro forma compliance with the financial covenants therein.
The First Lien Revolving Credit Facility will mature on August 13, 2029. Borrowings under the First Lien Revolving Credit Facility will be comprised of Base Rate Loans or SOFR Rate Loans, at the option of the Company, and accrue interest as follows: (A) for Revolving Loans that are Base Rate Loans, a rate ranging from 1.75% to 2.75% (depending on the total net leverage ratio in effect at such time) per annum, plus the greatest of: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the Adjusted Term SOFR rate for a one month interest period on such day after giving effect to a floor of 0.00% per annum, plus 1.00% and (B) for Revolving Loans that are SOFR Rate Loans, a rate ranging from 2.75% to 3.75% (depending on the total net leverage ratio in effect at such time) per annum plus the Term SOFR rate, subject to a 0.00% floor, plus a credit spread adjustment of 0.10% per annum.
The First Lien Revolving Credit Facility has customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, incur liens, make restricted payments, make optional prepayments on junior financings, and make asset sales, in each case, subject to customary exceptions and baskets. The First Lien Revolving Credit Facility is subject to financial covenants that require us to have (i) a maximum revolving credit facility net leverage ratio (measured by Revolving Loans outstanding, net of unrestricted cash and cash equivalents of up to $25.0 million) of no more than 1.00 to 1.00, (ii) minimum liquidity (measured by unrestricted cash and cash equivalents, together with undrawn Revolving Loan commitments) of $25.0 million, (iii) a collateral coverage ratio (measured by total first and second lien debt outstanding) of no less than 1.50 to 1.00, and (iv) a revolving credit facility collateral coverage ratio (measured by total Revolving Loan commitments, whether or not drawn) of no less than 3.00 to 1.00, in each case, tested on the facility closing date, and thereafter at the end of each fiscal quarter, beginning with our first full fiscal quarter ending after the facility closing date. However, failure to meet such financial covenants will not result in a default or event of default at any time when no Revolving Loans are outstanding and will instead prohibit us from borrowing any Revolving Loans under the First Lien Revolving Credit Facility until certain conditions precedent to borrowing are satisfied. To the extent the financial covenants under the First Lien Revolving Credit Facility are not met as of the end of any fiscal quarter, we will have the opportunity to cure such financial covenant shortfall by making a mandatory prepayment of the Revolving Loans in an amount such that compliance with such financial covenants would be met on a pro forma basis following such prepayment prior to the occurrence of any default or event of default thereunder.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company incurred $2.9 million in deferred financing costs paid to third parties related to the First Lien Revolving Credit Facility, which were recorded in deferred charges on the consolidated balance sheet. As of December 31, 2025, there were no amounts outstanding under the First Lien Revolving Credit Facility. On March 4, 2026, the Company drew $25.0 million of cash borrowings under such facility. The 30-day SOFR interest rate related to these borrowings is 7.01%.
Second Lien Term Loans
Second Lien Term Loans due 2033
On December 27, 2024, the Company entered into a second-lien term loan credit agreement with Stonebriar Commercial Finance, LLC, as administrative agent, and Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, resulting in $450.0 million of second-lien term loans with a maturity date of January 1, 2033, or the Second Lien Term Loans due 2033. The Company received proceeds of $443.3 million, net of a 1.5% origination fee, and utilized such proceeds to (i) repay in full the then-outstanding $349.0 million, including accumulated paid-in-kind interest, of Second Lien Term Loans due 2026, (ii) pay $7.0 million of related accrued cash interest, (iii) pay a $5.1 million associated redemption fee, (iv) pay $2.0 million in non-lender fees and expenses, and (v) partially fund the repurchase of $78.4 million of certain equity securities and $7.1 million of outstanding stock-based compensation awards associated with tender offers to purchase for cash such equity instruments in December 2024.
The Second Lien Term Loans due 2033 are scheduled to be repaid in (i) 12 consecutive equal monthly installments of interest, payable on the first day of each month commencing after January 1, 2025, (ii) followed by 84 consecutive equal monthly payments of principal and interest, payable on the first day of each consecutive month, and (iii) a final balloon payment in the amount of all unpaid principal, accrued and unpaid interest and any other amounts that may become due under the Second Lien Term Loan Credit Agreement on the maturity date of January 1, 2033. Borrowings bear interest at a fixed rate of 9.25% per annum. The Company may fully prepay all amounts due under the Second Lien Term Loan Agreement at any time prior to maturity, subject to the prepayment fee schedule set forth below. The Company is permitted to partially prepay between $50.0 million and $100.0 million prior to June 30, 2026 in connection with an initial public offering (directly or indirectly) and may make additional partial prepayments not to exceed $100.0 million in the aggregate at any time during the term of the Second Lien Term Loans due 2033. In the event of any prepayment (in whole or in part), the Company is subject to a prepayment fee equal to (i) 4.00% of the prepaid principal amount prior to December 27, 2025, (ii) 3.00% of the prepaid principal amount after December 27, 2025 but on or prior to December 27, 2026, (iii) 2.00% of the prepaid principal amount after December 27, 2026 but on or prior to December 27, 2027, and (iv) 1.00% of the prepaid principal amount thereafter.
The Second Lien Term Loans due 2033 are guaranteed by certain of the Company’s domestic and foreign subsidiaries and are secured by a second priority security interest in, and lien on, all the Company’s U.S.-flagged vessels. The credit agreement contains customary representations and warranties, covenants and events of default, but only one financial maintenance covenant, which is a $25.0 million minimum cash liquidity requirement. The carrying value of the Company’s Second Lien Term Loans due 2033 approximates their fair value.
In May 2025, as a result of the sale of one U.S.-flagged vessel, the Company elected to make a $1.7 million principal payment, including related fees, on the Second Lien Term Loans due 2033, in lieu of adding a replacement vessel as collateral.
Second Lien Term Loans due 2026
On September 4, 2020, the Company, as borrower, and Hornbeck Offshore Services, LLC, as co-borrower, entered into a second-lien term loan credit agreement with its former first-lien term lenders, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders, resulting in $287.6 million of second-lien term loans with a maturity date of March 31, 2026, or the Second Lien Term Loans due 2026. On December 27, 2024, the Company repaid in full the $349.0 million outstanding balance, inclusive of accumulated PIK interest, of Second Lien Term Loans due 2026, plus $7.0 million of related accrued cash interest and a $5.1 million redemption fee.
11. Liability-Classified Warrants
Upon issuance on September 4, 2020, the Company’s outstanding Creditor Warrants were accounted for as liabilities due to certain anti-dilution provisions in the Creditor Warrant Agreement, which indexed the warrants to other

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
equity-linked instruments requiring their classification as a liability pursuant to ASC 815, Derivatives and Hedging. On December 10, 2024, the Creditor Warrant Agreement was amended to remove such anti-dilution provisions. As a result, the Creditor Warrants are effectively indexed to the Company’s common stock and are thus accounted for as stockholders’ equity since the effective date of the amendment. Accordingly, the Company reclassified the then-current fair value of the Creditor Warrants, or $70.1 million, from long-term liabilities to additional paid-in-capital on December 10, 2024.
The Creditor Warrants, when they were previously classified as liabilities, were recorded at their estimated fair value on a recurring basis at each balance sheet date. To estimate the fair value of the Creditor Warrants, the Company, assisted by third-party valuation advisors, used a Black-Scholes model that utilized the following input assumptions at the applicable valuation date: (i) the current estimated fair value of the underlying common stock based on a controlling interest equity valuation, (ii) the exercise price, (iii) the contractual expiry term, (iv) an estimated equity volatility based on the historical asset and equity volatilities of comparable publicly traded companies, (v) a term-matched risk-free rate based on the U.S. Treasury separate trading of registered interest and principal securities (STRIPS) yield, and (vi) an expected dividend yield. The Company’s third-party valuation advisors estimated the fair value of the underlying common stock using the income approach and the market approach with each equally weighted. The income approach involves the use of various judgmental assumptions including the use of prospective financial information, the weighted average cost of capital and an exit multiple. The fair value of the Creditor Warrants fell within Level 3 of the fair value hierarchy, as there was no active trading market and certain inputs of the Black-Scholes model are not observable or corroborated by available market data. Based on the lack of trading history of our privately-held equity, the Company considered the estimated fair value of its common stock to be the most critical assumption in the determination of the fair value of the Creditor Warrants.
The inputs to the Black-Scholes model utilized for the valuation of the Creditor Warrants at December 10, 2024 were as follows:

December 10, 2024
Fair value per share of the underlying common stock	$66.45
Warrant exercise price	$27.83
Remaining contractual term (years)	2.73
Expected volatility	55%
Risk-free rate	4.04%
Expected dividend yield	0%

Based on an independent external valuation performed as of December 10, 2024, the estimated fair value of the Creditor Warrants was determined to be $70.1 million, or $44.01 per warrant, representing an increase in value since their original issuance on September 4, 2020 of approximately $61.8 million, or $38.85 per warrant.
The following table summarizes the change in fair value of the liability-classified warrants for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	December 31,
	2025	2024	2023
Beginning balance	$—	$75,475	$64,558
Issuances	—	—	—
Revaluations included in earnings, net	—	(5,412)	10,917
Exercises	—	—	—
Forfeitures/expirations	—	—	—
Reclassifications to equity	—	(70,063)	—
Ending balance	$—	$—	$75,475

There were no exercises of Creditor Warrants during the years ended December 31, 2025, 2024 and 2023. See Note 12 for further discussion related to the Creditor Warrants and the Company’s tender offers to purchase certain equity instruments for cash that were completed in December of 2025 and 2024.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Stockholders’ Equity
Common Stock
The Company is authorized to issue up to 50,000,000 shares of common stock, $0.00001 par value per share. The Company had issued and outstanding common shares totaling 5.2 million and 5.4 million as of December 31, 2025 and 2024, respectively.
Jones Act Warrants
The Jones Act, which applies to companies that engage in U.S. coastwise trade, requires that, among other things, the aggregate ownership of common stock by non-U.S. citizens be not more than 25% of the Company’s outstanding common stock. On September 4, 2020, in order to comply with the Jones Act, the Company entered into the Jones Act Warrant Agreement, pursuant to which the Company issued 10.5 million Jones Act Warrants to eligible non-U.S. citizens in settlement of certain then-existing liabilities and in connection with an equity rights offering. As part of a preemptive rights offering, the Company issued an additional 1.6 million Jones Act Warrants on December 22, 2021. As of December 31, 2025, holders of the Jones Act Warrants are entitled to acquire up to 10.1 million shares of common stock in the aggregate at an exercise price of $0.00001 per share, subject to the U.S. citizen determination procedures and any applicable adjustment as described in the Jones Act Warrant Agreement. There were no exercises of Jones Act Warrants during the years ended December 31, 2025 and 2024.
Creditor Warrants
On September 4, 2020, the Company entered into the Creditor Warrant Agreement, pursuant to which the Company issued 1.6 million Creditor Warrants. Subject to adjustment, if applicable, the Creditor Warrants are exercisable at $27.83 per share, which was based on an enterprise value of $621.2 million, for seven years from September 4, 2020 for: (i) one share of common stock per Creditor Warrant, or up to 1.6 million shares in the aggregate, or (ii) one Jones Act Warrant in lieu of common stock if the holder cannot establish, at the time of exercise, that it is a U.S. Citizen and conversion of the Creditor Warrant would result in a violation of the Jones Act.
The Creditor Warrants are freely tradable and are not subject to any restrictions on transfer that are not also applicable to the Company’s common stock. The warrant holders are not entitled to any of the rights of the Company’s stockholders, including the right to vote, receive dividends, or receive notice of, or attend, meetings or any other proceeding of the stockholders. In the event of a reorganization, reclassification, merger, sale of all or substantially all of the Company’s assets, or similar transaction, each Creditor Warrant shall be, immediately after such event, exercisable for the shares or other securities the warrant holder would have been entitled to had the warrant been exercised prior to the event.
On December 10, 2024, the Creditor Warrant Agreement was amended to remove certain anti-dilution provisions. As a result, the Creditor Warrants are effectively indexed to the Company’s common stock and are thus classified as stockholders’ equity at their fair value on the date of the amendment for the then-outstanding warrants or on the date of issuance for all subsequent issuances, which totaled $66.1 million and $67.7 million as of December 31, 2025 and 2024, respectively.
Equity Tender Offers
On November 17, 2025 and December 12, 2024, the Company commenced tender offers to purchase for cash certain of its equity securities at a unit price of $75.05 and $65.67, respectively. As a result of the tender offers, the Company purchased 187,536 and 274,614 shares of common stock, 404,226 and 883,303 Jones Act Warrants and 35,793 and 62,294 Creditor Warrants for an aggregate purchase price of $46.1 million and $78.4 million on December 3, 2025 and December 31, 2024, respectively. In addition to the 2025 tender offer purchase price, the Company incurred $0.3 million of vendor costs associated with the buyback of the equity instruments.
Stock Purchase Plan
On November 29, 2021, the Company established the Stock Purchase Plan, or SPP, to promote investment in the Company by directors and executives and to advance the interests of the Company and its stockholders by attracting, retaining and motivating key personnel. As of December 31, 2025, the Company had issued 100,745 shares of common stock under the SPP for gross cash proceeds of $2.0 million.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Stock-Based Compensation
Incentive Compensation Plan
The Company’s 2020 Management Incentive Plan, or MIP, provides for the issuance of a maximum of 2.2 million shares of common stock for the Company to grant as incentive awards in the form of stock options, stock appreciation rights, restricted stock units, restricted stock and other stock-based and cash-based awards to certain eligible individuals. As of December 31, 2025, there were 0.3 million shares issued or redeemed, 1.6 million shares reserved for issuance related to granted awards and 0.3 million shares available for future grants to eligible individuals under the MIP.
On November 17, 2025 and December 12, 2024, the Company commenced tender offers to purchase for cash, among other shares, both unvested and vested, unsettled restricted stock units and stock options that were issued through the MIP. As a result, the Company cash settled 59,226 and 114,634 outstanding equity incentive awards with employees and directors for $4.2 million and $7.1 million in 2025 and 2024, respectively. In doing so, the Company accelerated unamortized stock-based compensation expense of $0.3 million and $0.8 million in 2025 and 2024, respectively, related to the repurchased MIP awards and recorded additional stock-based compensation expense of $0.5 million and $0.8 million in 2025 and 2024, respectively, for the excess of the purchase price over the fair value of the repurchased MIP awards.
The financial impact of stock-based compensation expense related to the MIP on the Company’s operating results is reflected in the table below (in thousands, except for per share data):

	Year Ended December 31,
	2025	2024	2023
Income before taxes	$7,723	$9,384	$19,097
Net income	$8,245	$8,256	$15,637
Earnings per common share:
Basic	$0.52	$0.48	$0.92
Diluted	$0.46	$0.43	$0.82

Restricted Stock Units
The MIP allows the Company to issue restricted stock units with either time-based or market-based vesting provisions. As of December 31, 2025, the Company had granted both types of restricted stock unit awards. The time-based restricted stock unit awards that were granted generally vest over a three-year period for employees and a one-year period for directors. Compensation expense related to time-based restricted stock unit awards, which is amortized over the applicable one- to three-year vesting period, is determined based on the fair value of the Company’s common stock on the date of grant applied to the total shares that are expected to fully vest. The market-based restricted stock unit awards that were granted vest based on the Company’s achievement of certain levels of total enterprise value as of the applicable vesting date. These market-based conditions will be measured at the earliest to occur of (a) September 4, 2027, the seventh anniversary of the grant date, (b) an initial public offering of the Company’s common stock, and (c) a change in control of the Company, in accordance with the MIP and the underlying grant agreement. The actual number of shares that could be received by an award recipient upon settlement of the market-based restricted stock unit award can range from 0% to 100% of the award depending on the actual level of total enterprise value attained by the Company on the applicable measurement date. Compensation expense related to market-based restricted stock unit awards is recognized over the period the restrictions lapse based on the fair value of the awards on the grant date applied to the shares that are expected to vest. The outstanding market-based awards are currently being amortized over an approximate five-year period that commenced on their grant date in June 2022.
The Company utilizes the Black-Scholes model to determine the fair value of the market-based restricted stock units. The Black-Scholes model is affected by the fair value of the Company’s common stock, the market-based vesting thresholds, and certain other assumptions, including contractual term, volatility, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its privately-held common stock, and as such volatility is estimated using historical volatilities of similar public entities. The risk-free interest rate assumption is

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the Company’s history and current expectation of paying no dividends.
As of December 31, 2025, the Company has unamortized stock-based compensation expense of $3.5 million related to the time-based and market-based restricted stock units, which will be recognized on a straight-line basis over the remaining weighted-average vesting period, or 1.4 years. The Company has recorded approximately $5.8 million, $8.4 million and $18.7 million of non-cash incentive compensation expense for the years ended December 31, 2025, 2024 and 2023, respectively, associated with restricted stock unit awards. Included in the 2025 and 2024 non-cash incentive compensation expense was $0.3 million and $0.7 million, respectively, for the acceleration of unamortized stock-based compensation expense related to the repurchased MIP awards. Also included was $0.1 million and $0.2 million, respectively, of additional stock-based compensation expense for the excess of the purchase price over the fair value of the repurchased MIP awards. As of December 31, 2025 and 2024, the Company had $0.0 million of restricted stock awards redeemable in cash classified as other accrued liabilities on the balance sheet. The impact of the mark-to-market adjustment on stock-based compensation expense from such awards was $0.2 million, ($0.1) million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.
The following table summarizes the Company’s restricted stock unit awards activity during the year ended December 31, 2025 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of January 1, 2025	982	$18.26
Granted during the period	53	64.34
Cancellations during the period	—	—
Vested and settled during the period	(75)	52.98
Repurchased during the period	(38)	51.30
Outstanding, as of December 31, 2025	922	$16.70

The following table summarizes the Company’s restricted stock unit awards activity during the year ended December 31, 2024 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of January 1, 2024	1,193	$23.20
Granted during the period	11	62.22
Cancellations during the period	—	—
Vested and settled during the period	(146)	49.08
Repurchased during the period	(76)	42.85
Outstanding, as of December 31, 2024	982	$18.26

Stock Options
The Company is authorized to grant stock options under the MIP that have an exercise price no less than 100% of the fair market value of the Company’s common stock on the date of grant and expire ten years after the date of grant. The Company has granted stock options that are subject to both time-based and market-based vesting provisions. The outstanding stock options were subject to a three-year time-vest condition that commenced on their grant date in September 2020 and was satisfied in September 2023. The market-based vesting provision requires the Company to achieve certain levels of total enterprise value and will be measured at the earliest to occur of (a) September 4, 2027, the seventh anniversary of the grant date, (b) an initial public offering of the Company’s common stock, and (c) a change in control of the Company, in accordance with the MIP and the underlying grant agreement. The actual number of stock

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
options that could be received by an award recipient of the market-based stock options can range from 0% to 100% of the award depending on the actual level of total enterprise value attained by the Company on the applicable measurement date. Vesting is generally subject to the grantee’s continued employment through the applicable vesting date.
The Company utilizes the Black-Scholes model to determine the fair value of the stock options. The Black-Scholes model is affected by the fair value of the Company’s common stock, the time-based or market-based vesting thresholds, and certain other assumptions, including contractual term, volatility, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its privately-held common stock, and as such volatility is estimated using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the Company’s history and current expectation of paying no dividends.
As of December 31, 2025, the Company has unamortized stock-based compensation expense of $4.1 million related to such stock options, which will be recognized on a straight-line basis over the remaining vesting period, or 1.6 years. The Company has recorded approximately $2.0 million, $1.0 million, and $0.4 million of non-cash incentive compensation expense for the years ended December 31, 2025, 2024 and 2023, respectively, associated with stock options. Included in the 2025 non-cash incentive compensation expense was $0.0 million for the acceleration of unamortized stock-based compensation expense related to the repurchased MIP stock options and $0.3 million of additional stock-based compensation expense for the excess of the purchase price over the fair value of the repurchased MIP stock options.
The following table represents the Company’s stock option activity for the year ended December 31, 2025 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Stock options outstanding at January 1, 2025	560	$10.00	5.7	$31,586
Granted during the period	131	$65.67	2.2	$1,225
Exercised during the period	—	—	—	—
Forfeited or expired during the period	—	—	—	—
Repurchased during the period	(21)	$11.81	—	$1,316
Stock options outstanding at December 31, 2025	670	$20.81	4.7	$36,307
Exercisable stock options outstanding at December 31, 2025	—	—	—	—

The following table represents the Company’s stock option activity for the year ended December 31, 2024 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Stock options outstanding at January 1, 2024	598	$10.00	6.7	$34,224
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Forfeited or expired during the period	—	—	—	—
Repurchased during the period	(38)	$10.00	—	$2,131
Stock options outstanding at December 31, 2024	560	$10.00	5.7	$31,586
Exercisable stock options outstanding at December 31, 2024	—	—	—	—

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. Income Taxes
Income from operations before income taxes, based on jurisdiction earned, was as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
U.S.	$121,978	$76,876	$65,022
Foreign	40,430	28,608	26,011
Total income from operations before income taxes	$162,408	$105,484	$91,033

The components of the income tax expense (benefit) in the accompanying consolidated statements of operations were as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Current tax expense:
U.S. - federal and state	$213	$89	$33
Foreign	10,887	7,986	15,122
Current tax expense	11,100	8,075	15,155
Deferred tax expense (benefit):
U.S. - federal and state	(21,678)	4,203	1,340
Foreign	(404)	404	—
Deferred tax expense (benefit)	(22,082)	4,607	1,340
Total tax expense (benefit)	$(10,982)	$12,682	$16,495

The components of cash paid for income taxes for the year ended December 31, 2025, is as follows:

Year Ended December 31,
2025
U.S. federal	$400
U.S. state and local	12
Foreign:
Mexico	7,082
Brazil	1,797
Colombia	6,394
Other foreign jurisdictions	231
Total cash taxes paid, net	$15,916

The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate of 21% and the actual income tax provision (in thousands):

	Year Ended December 31,
	2025	%
Total income from operations before income taxes	$162,408
U.S. federal statutory income tax rate	34,106	21.0%
Domestic federal
Foreign tax credits	(3,876)	(2.4)%
Nontaxable and nondeductible items	(1,112)	(0.7)%
Changes in valuation allowances	(48,352)	(29.8)%
Other adjustments
Cumulative deferred adjustment	1,759	1.1%
Other	85	0.1%

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2025	%
Domestic state and local income taxes, net of federal effect(1)	(804)	(0.5)%
Foreign tax effects
Mexico
Foreign tax credits	(1,875)	(1.2)%
Nontaxable and nondeductible items	(6,730)	(4.2)%
Cumulative deferred adjustment	(8,287)	(5.1)%
Changes in valuation allowances	20,846	12.8%
Withholding tax	1,452	0.9%
Other	1,912	1.2%
Brazil
Nontaxable and nondeductible items	(5,087)	(3.1)%
Changes in valuation allowances	5,505	3.4%
Other	(154)	(0.1)%
Guyana
Tax exempt income	(1,724)	(1.1)%
Other	756	0.5%
Other foreign jurisdictions	598	0.4%
Income tax expense (benefit)	$(10,982)	(6.8)%

(1)	The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category includes Louisiana.

	Year Ended December 31,
	2024	2023
U.S. federal statutory income tax rate	$22,152	$19,117
U.S. state taxes, net	1,793	1,548
Non-deductible expense	1,270	744
Stock-based compensation	(1,443)	(85)
Fair value adjustment of liability-classified warrants	(1,228)	2,478
Changes in valuation allowances	(18,625)	(5,852)
Remeasurement of deferred taxes	1,525	—
Return to accrual	3,306	(464)
Uncertain tax positions	—	(189)
Foreign taxes and other	3,932	(802)
Income tax expense	$12,682	$16,495

The Company records U.S. federal and state deferred taxes using a blended statutory tax rate of 22.7%. During 2024, the Company revalued its Louisiana net operating losses to reflect new tax rates effective for 2024.
The net long-term deferred tax assets (liabilities) in the accompanying consolidated balance sheets included the following components (in thousands):

	Year Ended December 31,
	2025	2024
Deferred tax liabilities:
Deferred charges and other liabilities	$(33,667)	$(27,218)
Fixed assets	(33,144)	(40,132)
Total deferred tax liabilities	(66,811)	(67,350)

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	107,650	97,270
Allowance for doubtful accounts	2,546	2,534
Stock-based compensation expense	3,668	3,304
Tax original issue discount and restructuring costs	16	1,757
Right-of-use liability	69,406	75,087
Foreign tax credit carryforward	40,949	34,796
Interest expense limitation	31,095	39,896
Other	22,822	27,266
Total deferred tax assets	278,152	281,910
Valuation allowance	(195,307)	(220,609)
Total deferred tax assets (liabilities), net	$16,034	$(6,049)

As of December 31, 2025, the Company had net operating loss carryforwards, or NOLs, which can only be utilized if the Company generates taxable income in the respective tax jurisdiction prior to their expiration. The following table represents the Company’s NOLs (in thousands):

Jurisdiction	December 31, 2025	Expiration Years
United States - federal	$265,979	None
U.S. states	70,370	None
Mexico	86,414	2027-2035
Brazil(1)	37,175	None
Trinidad	31,201	None

(1)	NOLs in Brazil can only be used to offset up to 30% of taxable income each year.
The Company also has foreign tax credit carryforwards of approximately $36.3 million, which if not utilized will expire in 2026 through 2035.
IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes against future U.S. taxable income in the event of a change in ownership of more than 50%. The Company had a change in ownership during 2020 for purposes of IRC Sections 382 and 383, causing an annual limitation to apply to $58.3 million of U.S. federal NOLs. These federal NOLs, as well as other tax attributes, such as U.S. state NOLs or foreign tax credit carryforwards, could expire if unused due to the applicable annual limitations.
In assessing the realizability of its deferred tax assets, including NOLs and foreign tax credits, the Company considered all available positive and negative evidence, including historical operating results, the scheduled reversal of taxable and deductible temporary differences, tax planning strategies, and forecasted future taxable income, as required under ASC 740. The Company’s evaluation places greater weight on objectively verifiable evidence. Prior to December 31, 2025, the Company did not consider forecasted future taxable income to assess the realizability of its U.S. deferred tax assets based on the Company’s evaluation of positive and negative evidence, primarily historical losses. Forecasted future taxable income is based on management-approved financial projections that reflect assumptions regarding future revenue growth, operating margins, capital expenditures, and other relevant factors. These projections are inherently subject to uncertainty and may be impacted by changes in economic conditions, competitive dynamics, customer demand, legislative actions and other factors outside of the Company’s control. Based on this evaluation, the Company determined that it is more likely than not that a portion of its U.S. deferred tax assets will be realized through the generation of future taxable income. Accordingly, the Company has recorded a valuation allowance to reduce its deferred tax assets to the amount that is expected to be realizable. The valuation allowance recorded primarily relates to foreign net operating losses, foreign tax credits, interest expense carryforwards dependent on foreign source income, and Section 382-limited federal and state net operating losses. As of December 31, 2025 and 2024, the Company recorded valuation allowances of $195.3 million and $220.6 million, respectively. The valuation allowance may

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
increase or decrease in future periods if management’s assessment of the realizability of deferred tax assets changes as a result of new information, changes in operating performance, or changes in tax laws.
The Company is no longer subject to tax audits being initiated by U.S. federal, state, local or foreign taxing authorities for years prior to 2021. The Company has ongoing examinations by various foreign tax authorities for earlier periods, but does not believe that the results of those examinations will have a material adverse effect on the Company’s financial position or results of operations. Please see Note 16 below for further discussion regarding the relevant ongoing foreign tax examinations.
On July 4, 2025, the One Big Beautiful Bill Act was signed into U.S. law. The most significant tax law changes resulting from the passage of the act that may have an impact on the Company related to depreciation allowances for certain property, deduction of U.S. research and experimental expenditures, and changes to adjusted taxable income for purposes of the business interest deduction. The impact of the tax law changes and the deferred tax rate is required to be reflected in the reporting period in which the law is enacted. Accordingly, the Company has evaluated the effects of these law changes on its current and deferred taxes and has reflected the resulting impact on its financial position and results from operations, which resulted in a $0.9 million tax expense recorded as a discrete item in the third quarter for the year ended December 31, 2025.
A reconciliation of the beginning and ending amount of all unrecognized tax benefits and the liability for uncertain tax positions, excluding related penalties and interest(1), are as follows (in thousands):

Balance at December 31, 2023	$1,341
Additions, net based on tax positions related to a prior year	—
Balance at December 31, 2024	$1,341
Additions, net based on tax positions related to a prior year	—
Balance at December 31, 2025	$1,341

(1)
Penalties and interest of $1.4 million and $1.1 million were recorded in the consolidated statements of operations for uncertain tax positions for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the cumulative amount of penalties and interest related to uncertain tax positions reflected in other long-term liabilities on the consolidated balance sheets totaled $3.1 million and $2.8 million, respectively.

Mexico Tax Audits
The Company is subject to audit by various Mexican statutory bodies, including the Mexican tax authorities, or SAT. In recent years, SAT has initiated several audits of the Company’s Mexican subsidiaries for tax years between 2015 and 2021. In November 2018, SAT commenced an audit of a Mexican subsidiary’s 2015 tax return and asserted certain positions that disallowed a significant portion of the Company’s deductible expenses, which resulted in additional taxes, interest and penalties being assessed. As a result, the Company engaged in non-binding mediation proceedings, which concluded in 2021 without resolution. In April 2022, the Company received an official assessment from SAT and subsequently initiated an appeal process through the Mexican tax judicial system in June 2022. In April 2024, the Company initiated a separate non-binding mediation related to a Mexican subsidiary’s tax returns from 2017 through 2021, which concluded in February 2025 without resolution and resulted in an additional assessment by SAT in July 2025. The Company filed an administrative appeal of the assessment as we believe SAT has attempted to retroactively apply a change in Mexican tax law that did not become effective until 2022, subsequent to the tax periods that are being assessed. In September 2025, the Company received additional tax assessments for another Mexican subsidiary related to tax returns from 2018 and 2020 with similarly egregious positions as previously asserted by SAT. The Company filed administrative appeals for both assessments in October 2025.
As of December 31, 2025, the Company had accrued a liability totaling $2.7 million for potential losses from additional taxes, interest and penalties resulting from the 2015 tax assessment and no liabilities for the other assessments for 2017 through 2021 based upon estimates developed in collaboration with its Mexican tax and legal advisors for the ongoing audits and appeals. The Company believes it has properly applied the applicable tax laws for all periods audited by SAT and has reasonably supported its positions.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The ultimate impact resulting from the tax assessments and appeal process and other ongoing tax audits may materially differ from the current estimates. Final resolution of these matters will likely require several years, and the Company believes it is remote that any developments in the next 12 months would adversely affect its positions or reduce its confidence in a favorable outcome. An unexpected adverse final outcome in any of the pending appeals could have a material impact on the Company’s financial position and operating results. The Company will continue to update its estimates related to these pending proceedings as new information warrants.
15. Leases
Lease expense for operating leases is recorded in general and administrative and operating expenses. Lease expense for finance leases are recorded in amortization and interest expense. Total lease expenses incurred for operating and finance leases were as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Finance lease expense:
Amortization of right-of-use assets	$2,065	$489	$372
Interest on lease liabilities	492	62	45
Operating lease expense	4,603	7,184	7,241
Short-term lease expense	830	784	2,869
Total lease expense	$7,990	$8,519	$10,527

Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$4,758	$6,650	$7,012
Operating cash flows for financing leases	494	62	45
Financing cash flows for financing leases	1,844	396	287
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	908	4,307	3,649
Finance leases	11,567	966	291

Annual maturities of operating and finance lease liabilities under non-cancelable leases with terms in excess of one year, during each year ending December 31, are as follows (in thousands):

	Operating	Finance
2026	$3,691	$5,032
2027	3,601	4,589
2028	3,380	2,668
2029	3,534	64
2030	3,725	—
Thereafter	10,199	—
Total lease payments	28,130	12,353
Less: imputed interest	7,353	1,349
Total lease liabilities	$20,777	$11,004
Weighted-average remaining lease term (in years)	7.43	2.51
Weighted-average discount rate	8.0%	9.1%

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. Commitments and Contingencies
Vessel Construction
In October 2023, the Company entered into a final settlement of a dispute with Zurich American Insurance Company and Fidelity & Deposit Company of Maryland, together the Surety, and Gulf Island Shipyards, LLC, or Gulf Island, related to the construction of two MPSV newbuilds. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. In December 2023, Eastern Shipbuilding Group, Inc., or Eastern, was mutually selected by the parties and contracted by the Surety to complete the construction of the two MPSVs. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which then amounted to $53.8 million in the aggregate on the settlement date, but was subsequently reduced to $42.6 million for liquidated damages resulting from shipyard delays. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $42.6 million remaining original contract price, excluding any approved change orders arising after the settlement date. There is no cap on the Surety’s completion costs. As of December 31, 2025, the Company has fulfilled its $42.6 million contractual obligation and all remaining construction costs are to be paid by the Surety to Eastern.
Following physical delivery by Eastern, which is expected in 2027, each vessel will undergo crane and other system installations, which should make both vessels available for commercial service in 2027. In addition, to the previously paid $42.6 million contractual obligation, the Company expects to incur an additional $87.1 million in the aggregate for outfitting, engineering, overhead and the post-delivery discretionary enhancements, of which $59.6 million solely relates to the purchase and installation of the cranes. As of December 31, 2025, the Company had incurred $30.7 million of such incremental amounts, excluding capitalized interest.
Contingencies
In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect the Company’s financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third-party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows. The Company had accrued $0.6 million and $0.7 million for potential insurance deductibles or losses associated with such claims as of December 31, 2025 and 2024, respectively.
Brazil Importation Tax Assessment
In April 2021, the Company received notification from the Brazilian tax authorities of an importation tax assessment against the HOS Achiever with respect to the vessel’s services contract in Brazil from February 2019 to January 2020. At the time of the HOS Achiever’s importation, the Company was granted a statutorily available tax exemption based on the vessel’s functional capabilities and intended use under the services contract. The tax authorities are now asserting that the HOS Achiever does not qualify for the applicable exemption. The Company believes the HOS Achiever does, in fact, meet the criteria set forth under the applicable law and intends to defend its position in a Brazilian court. While the final outcome of this assessment is uncertain and could possibly result in the payment and loss of an estimated $6.0 million to $12.0 million in related importation taxes and penalties, the Company believes there is a high likelihood that its position will prevail and the exemption will be granted in accordance with the law. Furthermore, the Company believes that any amounts that may become due in connection with this matter should be recoverable from its customer under the terms of the vessel’s services contract. Accordingly, the Company has not accrued any liability for potential losses that may result from this matter.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Employment Agreements
The Company is party to employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base salaries and a structured cash short-term incentive compensation program dependent upon performance against reasonably obtainable objective performance criteria established by the Compensation Committee. In the event such a member of the executive management team is terminated due to certain events as defined in such officer’s agreement, the executive will receive (i) the executive’s accrued base salary through the date of the executive’s termination, (ii) payment in lieu of any earned, but unused, vacation, and (iii) reimbursement of the executive’s expenses in accordance with the Company’s reimbursement policy as in effect from time to time. In addition, the executive may receive cash severance depending on the timing and circumstances of the termination. The current term of these employment agreements expires on September 4, 2026 and automatically extends each year thereafter on September 4th for an additional year.
18. Reportable Segment
The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. Revenues from customers are derived from the chartering of the Company’s vessels, providing vessel management services to external vessel owners, and providing shore-based port facility services. As the chief operating decision maker, the Company’s Chief Executive Officer evaluates operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and end-customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing net income, Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a permanent commitment of any particular vessel to any specific geographic region or customer market.
The revenues, expenses and net income of the Company’s one reportable segment, as reviewed and assessed by the chief operating decision maker, are equal to and categorized consistently with the amounts reflected in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023. The measure of segment assets is reported on the consolidated balance sheet as total assets as of December 31, 2025 and 2024.
The chief operating decision maker utilizes net income, as reflected in the consolidated statements of operations, and net cash flows provided by operating activities, as reflected in the consolidated statements of cash flows, to measure profitability and liquidity, as well as to calculate supplemental non-GAAP financial metrics, such as EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow, primarily for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to such metrics of other companies when evaluating potential acquisitions; to assess the Company’s ability to service existing fixed charges and incur additional indebtedness; and to purchase, convert or construct additional vessels.
19. Related Party Transactions
Pursuant to the terms of the Trade Name and Trademark License Agreement entered into by and between the Company and HFR, LLC, the Company made payments of $2.0 million during each of the years ended December 31, 2025 and 2024 for licensing fees associated with the use of Hornbeck trade names, trademarks, and related logos. HFR, LLC is a Texas Limited Liability Company owned by Todd M. Hornbeck and Troy A. Hornbeck. Todd M. Hornbeck serves as the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. Troy A. Hornbeck is the brother of Todd M. Hornbeck and serves as the Company’s Director of Vendor Relations. As of December 31, 2025 and December 31, 2024, the Company had accrued amounts payable to HFR, LLC totaling $1.3 million and $1.3 million, respectively.
On October 1, 2022, a member of the Company’s Board of Directors assumed an officer role with an existing Hornbeck customer. For the years ended December 31, 2025 and 2024, the Company generated $63.4 million, or 9%, and $83.9 million, or 13%, of revenues, respectively, from contracts with such customer. The Company had outstanding accounts receivable from this customer totaling $4.9 million and $9.4 million as of December 31, 2025 and December 31, 2024, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. Subsequent Events
The Company has evaluated subsequent events through March 24, 2026, which represents the date its financial statements were available to be issued and determined that all materially relevant information known through this date has been appropriately addressed within the consolidated financial statements and notes.

Annex A
AGREEMENT AND PLAN OF MERGER

among

HELIX ENERGY SOLUTIONS GROUP, INC.,

ODYSSEY SUB, INC.,

HERCULES SUB LLC

and

HORNBECK OFFSHORE SERVICES, INC.

Dated as of April 22, 2026

Exhibits

Exhibit A	–	Plan of Conversion
Exhibit B	–	Parent Certificate of Incorporation upon Conversion
Exhibit C	–	Parent Bylaws upon Conversion
Exhibit D	–	Registration Rights Agreement
Exhibit E	–	New Securityholders Agreement
Exhibit F	–	D&O Indemnification Agreement
Exhibit G	–	Governance Policy
Exhibit H	–	A&R Jones Act Warrant Agreement

Disclosure Letters
Company Disclosure Letter
Parent Disclosure Letter

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 22, 2026 (the “Signing Date”), is entered into by and among Helix Energy Solutions Group, Inc., a Minnesota corporation (“Parent”), Odyssey Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Parent Sub”), Hercules Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub” and, together with Parent and Parent Sub, the “Parent Parties”), and Hornbeck Offshore Services, Inc., a Delaware corporation (the “Company”). Each of the Parent Parties and the Company are referred to herein individually as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the Parties intend to effect: (a) at the Effective Time, the merger (the “First Company Merger”) of Parent Sub with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (b) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into LLC Sub, with LLC Sub continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;
WHEREAS, it is intended that immediately prior to the First Company Merger, Parent shall transfer by way of conversion (the “Conversion”) to a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 302A.682 of the Minnesota Business Corporations Act (the “MBCA”) and the Plan of Conversion attached hereto as Exhibit A (as may be amended by the mutual agreement of Parent and the Company, the “Plan of Conversion”);
WHEREAS, as part of the Conversion, it is intended that Parent will: (a) file a certificate of incorporation with the Secretary of State of the State of Delaware in substantially the form attached as Exhibit B (as may be amended by the mutual agreement of Parent and the Company, and omitting any Optional Parent Vote Matters that are not approved at the Parent Shareholders Meeting, the “Parent Certificate of Incorporation upon Conversion”); and (b) adopt bylaws substantially in the form attached as Exhibit C (as may be amended by the mutual agreement of Parent and the Company, the “Parent Bylaws upon Conversion”);
WHEREAS, as a result of the Conversion, each issued and outstanding share of Parent common stock, no par value (the “Parent Common Stock”), shall be converted into one share of common stock, par value $0.00001, of Parent following the Conversion (the “Converted Parent Common Stock”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers (the “Transactions”), are fair to, advisable and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.00001 per share (the “Company Common Stock”); (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; (c) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption; and (d) resolved to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement;
WHEREAS, the board of directors of Parent (the “Parent Board”) has: (a) determined that this Agreement, the Plan of Conversion and the Transactions, including the Conversion, are fair to, advisable and in the best interests of, Parent and the holders of Parent Common Stock; (b) approved and declared advisable this Agreement, the Plan of Conversion and the Transactions, including the Conversion, on the terms and subject to the conditions set forth in this Agreement; (c) directed that the Requisite Parent Vote Matters and the Optional Parent Vote Matters be submitted to the holders of Parent Common Stock for their approval; and (d) resolved to recommend that the holders of shares of Parent Common Stock vote in favor of the Requisite Parent Vote Matters and the Optional Parent Vote Matters;
WHEREAS, the board of directors of Parent Sub has unanimously: (a) determined that this Agreement and the Transactions, including the First Company Merger, are fair to, and in the best interests of, Parent Sub and Parent, its sole stockholder; (b) approved and declared advisable this Agreement and the Transactions, including the First Company Merger, on the terms and subject to the conditions set forth in this Agreement; (c) determined to submit the approval of the adoption of this Agreement to Parent, as sole stockholder of Parent Sub; and (d) resolved to recommend to Parent, as sole stockholder of Parent Sub, that Parent adopt this Agreement;
WHEREAS, Parent: (a) as the sole and managing member of LLC Sub has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the Limited Liability Company Act of the State of

Delaware (the “DLLCA”); and (b) as the sole stockholder of Parent Sub will adopt this Agreement by written consent pursuant to Section 228 of the DGCL immediately following the execution hereof (collectively, the “Parent Consents”);
WHEREAS, for U.S. federal income tax purposes: (a) it is intended that the Conversion constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”); (b) it is intended that the Mergers, taken together, constitute an integrated plan and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);
WHEREAS, in connection with the transactions, Parent has entered into a Registration Rights Agreement in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), dated as of the Signing Date and effective as of the Closing Date, with each of the Registration Rights Agreement Parties; and (ii) a New Securityholders Agreement (the “New Securityholders Agreement”) in the form attached as Exhibit E, dated as of the Signing Date and effective as of the Closing Date, with each of the Company’s stockholders party thereto;
WHEREAS, it is expected that the Consenting Stockholders will promptly after the execution and delivery of this Agreement by all parties and, in any event, by no later than the Consent Time, execute and deliver an action by written consent to adopt and approve this Agreement;
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and prescribe certain conditions to the Mergers as specified herein;
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:
ARTICLE I

THE MERGERS
1.1 The Mergers.
(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Parent Sub shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Parent Sub shall cease, and the Company shall continue as the Surviving Corporation and a wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, to effect the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the applicable Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).
(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into LLC Sub. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and LLC Sub shall be the Surviving Company and a wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and the DLLCA, to effect the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”), which the applicable Parties shall specify in the Second Certificate of Merger.
1.2 Closing. The closing of the Mergers (the “Closing”) shall take place by electronic exchange of documents at 9:00 a.m. (Eastern time) on the third Business Day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing or, to the extent permissible, waived in advance) shall be satisfied or (to the extent permissible) waived in accordance with this Agreement or at such other date, time or place as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).
1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto: (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Parent Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Parent Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation; and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and LLC Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.
ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK
2.1 Merger Consideration; Conversion of Shares of Parent Sub Common Stock; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of any of the Parties or any holder of any capital stock of the Company, each share of common stock, par value $0.01 per share, of Parent Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares and Dissenting Shares) (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of Converted Parent Common Stock equal to 10.27167 (the “Exchange Ratio”) (such number of shares of Converted Parent Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall, as a result of the First Company Merger and without any action on the part of the Parties or any holder of such Excluded Shares, be cancelled and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor. At the Effective Time, Dissenting Shares shall be treated in accordance with Section 2.5 and the DGCL.
2.2 Cancellation of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each book-entry account formerly representing non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration pursuant to this Article II and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall: (a) affect the right of the holders of shares of Company Common Stock to receive any dividend or other distribution that was declared on Company Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement; or (b) give holders of Company Common Stock the right to receive any dividend or other distribution declared on Parent Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement.
2.3 Treatment of Company Equity Awards, Plans and Company Warrants. This Section 2.3 shall govern the treatment of all Company Equity Awards and Company Warrants in connection with the Transactions.
(a) Company Long-Term Incentive Awards.
(i) Each Company PSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested as of immediately prior to the Effective Time, shall, as of the Effective Time, automatically and without any action on the part of any Person, be canceled, and the holder thereof shall become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the number of shares of Converted Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of: (x) the number of shares of Company Common Stock subject to such Company PSU Award; and (y) the Exchange Ratio, payable as soon as practicable, but in no event later than five (5) business days following the Closing.

For purposes of this Section 2.3(a)(i), the number of shares of Company Common Stock subject to such Company PSU Award shall be deemed to be the number of shares subject to the Company PSU Award that would be earned based on the greater of target or actual performance measured based on a shortened performance period ending immediately prior to the Effective Time as reasonably determined by the Company Board in good faith.
(ii) Each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested as of immediately prior to the Effective Time, shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the number of shares of Converted Parent Common Stock (rounded down to the nearest whole share), equal to the product of: (x) the number of shares of Company Common Stock subject to such Company RSU Award; and (y) the Exchange Ratio, payable as soon as practicable, but in no event later than five (5) business days following the Closing; provided, that, for non-employee directors of the Company, all or a portion of such amount may be settled in cash in accordance with the applicable award agreement.
(iii) Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested as of immediately prior to the Effective Time, shall, as of the Effective Time, automatically and without any action on the part of any Person, be fully vested and be assumed by Parent and converted into an option to purchase a number of shares of Converted Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, and (y) the Exchange Ratio, at an exercise price per share of Converted Parent Common Stock (rounded up to the nearest whole cent) equal to: (A) the exercise price per share of such Company Option; divided by (B) the Exchange Ratio (a “Converted Option Award”), with the same terms and conditions (other than any performance-vesting conditions) that applied to such Company Option Award immediately prior to the Effective Time. Notwithstanding the foregoing, the conversion of each Company Option pursuant to this Section 2.3(a)(iii) shall be effectuated in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, in a manner consistent with the requirements of Section 424(a) of the Code. For purposes of this Section 2.3(a)(iii) and to the extent applicable, the number of shares of Company Common Stock subject to such Company Option shall be deemed to be the number of shares subject to the Company Option that would be earned based on the greater of target or actual performance measured based on a shortened performance period ending immediately prior to the Effective Time as reasonably determined by the Company Board in good faith.
(iv) To the extent that any award described in this Section 2.3(a) constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall, notwithstanding anything to the contrary in this Section 2.3(a), be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.
(b) Company Warrants.
(i) Company Creditor Warrants. At the Effective Time, each Company Creditor Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will, except as otherwise set forth in Amendment No. 2 to the Creditor Warrant Agreement, automatically and without any action on the part of any Person, be converted into the right to receive a number of shares of Converted Parent Common Stock (or, in accordance with the applicable Jones Act restrictions in the Parent Certificate of Incorporation upon Conversion, New Jones Act Warrants to acquire such Converted Parent Common Stock) in accordance with Amendment No. 2 to the Creditor Warrant. In the event the Creditor Warrants are not so converted pursuant to Amendment No. 2 to the Creditor Warrant Agreement, such Creditor warrants shall be assumed by Parent (the “Assumed Creditor Warrants”). As of the Effective Time: (A) each Assumed Creditor Warrant shall be exercisable solely for shares of Converted Parent Common Stock; (B) the number of shares of Converted Parent Common Stock subject to each Assumed Creditor Warrant shall be determined by multiplying the number of shares of Company Common Stock subject to the predecessor Creditor Warrant as in effect immediately prior to the Effective Time by the Exchange Ratio; and (C) the per share exercise price for the Converted Parent Common Stock issuable upon exercise of each Assumed Creditor Warrant shall be the exercise price as in effect immediately prior to the Effective Time divided by the Exchange Ratio.

(ii) Company Jones Act Warrants. At the Effective Time, each Company Jones Act Warrant that is outstanding and unexercised immediately prior to the Effective Time (each, a “Predecessor Warrant”), will be assumed by Parent pursuant to the terms of the A&R Jones Act Warrant Agreement (each, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the terms and conditions of the A&R Jones Act Warrant Agreement. Accordingly, effective as of the Effective Time: (A) each Assumed Warrant shall be exercisable solely for shares of Converted Parent Common Stock; (B) the number of shares of Converted Parent Common Stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Common Stock subject to the Predecessor Warrant as in effect immediately prior to the Effective Time by the Exchange Ratio; and (C) the per share exercise price for the Converted Parent Common Stock issuable upon exercise of each Assumed Warrant shall be unaffected.
(c) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and the compensation committee of the Company Board), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company RSU Awards, Company PSU Awards and Company Options (collectively, the “Company Equity Awards”) pursuant to Section 2.3(a) and the Company Warrants pursuant to Section 2.3(b).
(d) Parent Actions. Parent shall take all actions that are necessary for the treatment of Company Equity Awards pursuant to Section 2.3(a) and Company Warrants pursuant to Section 2.3(b), including: (i) the reservation, issuance and listing of Converted Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.3; (ii) entering into the A&R Jones Act Warrant Agreement; and (iii) assuming, by written instrument, the obligations of the Company to issue shares of Converted Parent Common Stock upon exercise of Company Creditor Warrants in accordance with Section 6(e) of the Creditor Warrant Agreement. If registration of any plan interests in any Benefit Plan or the shares of Converted Parent Common Stock issuable in satisfaction of any: (x) Company Equity Awards; or (y) Converted Option Awards following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such shares of Converted Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plans or other Company Benefit Plans, Company Equity Awards or Converted Option Awards, as applicable, remain outstanding or in effect and such registration of interests therein or the shares of Converted Parent Common Stock issuable thereunder continues to be required.
2.4 Treatment of Parent Equity Awards and Plans.
(a) Each Parent Restricted Stock Award granted to a non-employee director of Parent, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of any Person, be in respect of Converted Parent Common Stock and be fully vested.
(b) Each Parent PSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested as of immediately prior to the Effective Time, shall, as of the Effective Time, automatically and without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the number of shares of Converted Parent Common Stock (rounded up or down to the nearest whole share), in each case, equal to the number of shares of Parent Common Stock subject to such Parent PSU Award, payable as soon as practicable, but in no event later than five (5) business days following the Closing. Notwithstanding the foregoing, in lieu of payment in shares of Converted Parent Common Stock, the Parent Board, in its discretion but after consultation with the Company Board, may determine prior to the Effective Time to settle such Parent PSU Awards in cash (payable at the same time as described in the previous sentence), with such amount in cash being equal to the number of shares of Parent Common Stock subject to such Parent PSU Award multiplied by the closing price of a share of Parent Common Stock on the NYSE on the Trading Day immediately prior to the Closing Date. For purposes of this Section 2.4(b), the number of shares of Parent Common Stock subject to each Parent PSU Award shall be deemed to be the number of units subject to the Parent PSU Award based on the greater of target and actual level of performance through immediately prior to the Effective Time as reasonably determined by the Parent Board in good faith.
(c) Each Parent RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested as of immediately prior to the Effective Time, shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the number of shares of Converted Parent Common Stock (rounded down to the nearest whole share), equal to the number of shares of Parent Common Stock subject to such Parent RSU Award, payable as soon as practicable, but in no event later than five (5) business days following the Closing. Notwithstanding the foregoing, in lieu of payment in shares of Converted Parent Common Stock, the Parent Board may determine prior to the Effective Time, in its discretion but after consultation with the Company Board, to settle such Parent RSU Awards in cash (payable at the same time as described in the previous sentence), with such amount in cash being equal to the number of units subject to such Parent RSU Award multiplied by the closing price of a share of Parent Common Stock on the NYSE on the Trading Day immediately prior to the Closing Date.
(d) To the extent that any award described in Sections 2.4(b) or (c) constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall, notwithstanding anything to the contrary in this Section 2.4, be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.
(e) At or prior to the Effective Time, Parent and the Parent Board (and the compensation committee of the Parent Board), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Parent Equity Awards pursuant to this Section 2.4.
2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL (any stockholder of the Company or Beneficial Owner of shares of Company Common Stock who exercises such right, a “Dissenting Stockholder”). At the Effective Time: (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist; and (b) each holder or owner of Dissenting Shares, in respect of such Dissenting Shares, shall be entitled only to such rights as may be granted to him, her or it under the DGCL. If any such stockholder of the Company or Beneficial Owner of shares of Company Common Stock fails to perfect or otherwise waives, withdraws or loses such stockholder’s or Beneficial Owner’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder or Beneficial Owner is not entitled to the relief provided by Section 262 of the DGCL, then, the right of such holder or Beneficial Owner shall be as specified in the DGCL. The Company shall give Parent reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, purported withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares and keep Parent reasonably informed regarding the status of all negotiations and proceedings with respect to such demands.
ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER
3.1 Exchange Agent. Parent shall deposit or cause to be deposited with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Eligible Shares or Company Creditor Warrants, if applicable: (a) at or prior to the Effective Time, an aggregate number of shares of Converted Parent Common Stock (or New Jones Act Warrants, as the case may be) to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Converted Parent Common Stock (or New Jones Act Warrants, as the case may be) required to be delivered in accordance with Section 2.1 and Section 2.3(b)(i); and (b) as promptly as reasonably practicable following the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares (such shares of Converted Parent Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 being the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as directed by Parent; provided, that no such deposit or investment

(or any loss resulting therefrom) shall affect the amount of cash payable to former holders of Eligible Shares pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent.
3.2 Procedures for Surrender.
(a) As promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Book-Entry Share or Company Creditor Warrant, if applicable: (i) a letter of transmittal in customary form specifying that delivery shall be effected only upon transfer of Book-Entry Shares or Company Creditor Warrants to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” and such other provisions as Parent or the Exchange Agent may reasonably specify) (the “Letter of Transmittal”); and (ii) instructions for transferring the Book-Entry Shares or Company Creditor Warrant in exchange for the aggregate Merger Consideration or Converted Parent Common Stock and New Jones Act Warrants, as applicable, payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions or, if applicable, Company Creditor Warrants by the letter of transmittal, Parent shall cause the Exchange Agent to mail to each holder of record of any such Book-Entry Shares or Company Creditor Warrants in exchange therefor, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time: (A) a statement reflecting the number of whole shares of Converted Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form and New Jones Act Warrants, if any, that such holder is entitled to receive, in each case, pursuant to Article II in the name of such record holder; and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.7) of: (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5; plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.
(b) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.
(c) If payment of the Merger Consideration or Converted Parent Common Stock or New Jones Act Warrants is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share is registered, it shall be a condition of payment that such Book-Entry Share or Company Creditor Warrant, as applicable, shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration or Converted Parent Common Stock or New Jones Act Warrants, as applicable, to a Person other than the registered holder of such Book-Entry Share or Company Creditor Warrant or shall have established to the reasonable satisfaction of Parent that such Taxes are not payable.
3.3 Distributions with Respect to Unexchanged Shares of Company Common Stock. All shares of Converted Parent Common Stock to be issued pursuant to the First Company Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Converted Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Converted Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Converted Parent Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Book-Entry Share until the Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Converted Parent Common Stock issued in exchange for Eligible Shares or Company Creditor Warrants in accordance with Article II, without interest: (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Converted Parent Common Stock and not paid; and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Converted Parent Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender. Each New Jones Act Warrant and Assumed Warrant shall be deemed outstanding as of the Effective Time for all purposes under the A&R Jones Act Warrant Agreement, including Section 6(h) thereof, and entitlements thereunder shall inure to the benefit of a holder of any Assumed Warrant or upon surrender and exchange of a Company Creditor Warrant in accordance with this Article III.

3.4 No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law.
3.5 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Converted Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Converted Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of: (a) the amount of such fractional share interest in a share of Converted Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1; and (b) an amount equal to the average of the daily volume weighted average price per share of Converted Parent Common Stock on the NYSE (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) calculated for the ten consecutive Trading Days ending on the second full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Converted Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Converted Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1. The Parties acknowledge that the payment of cash in lieu of fractional shares of Converted Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Converted Parent Common Stock and New Jones Act Warrants) that remains unclaimed as of the date that is 12 months after the Closing Date shall be delivered to Parent. Any holder of Eligible Shares or Company Creditor Warrants who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Converted Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.
3.7 Withholding Rights. Each of Parent, the Surviving Corporation, the Surviving Company, the Company and the Exchange Agent, and any other withholding agent, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Eligible Shares or Parent Equity Awards, Company Equity Awards, Company Warrants or any other Person pursuant to the terms of this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or non-U.S. Tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Converted Parent Common Stock pursuant to this Agreement, a portion of the Converted Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so deducted or withheld, and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Eligible Shares, Parent Equity Awards or Company Equity Awards, as applicable, in respect of which such deduction or withholding was made, and, if a portion of the Converted Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having sold such Converted Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Converted Parent Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.
3.8 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the Signing Date to the earlier of the Effective Time and termination in accordance with Article IX (the “Interim Period”), the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or Converted Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock or Converted Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period shall have been declared, then the Merger

Consideration and entitlements set out in Section 2.3(b)(i) shall be equitably adjusted to provide the holders of shares of Company Common Stock, Company Creditor Warrants, Parent Common Stock or Converted Parent Common Stock, as the case may be, the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.8 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.
3.9 No Liability. None of the Company, the Parent Parties, or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration or any share of Converted Parent Common Stock or New Jones Act Warrant delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book-Entry Shares or Company Creditor Warrants shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration or entitlements under Section 2.3(b)(i) would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or other distributions in respect of such Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS
4.1 Governance and Additional Matters.
(a) Governing Documents.
(i) At the Effective Time, by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Parent Sub or any other Person: (x) the certificate of incorporation of the Company shall be amended so that it reads in its entirety the same as the certificate of incorporation of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation and the provisions naming the initial director(s) or incorporator(s) of Parent Sub shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law; and (y) the bylaws of the Company shall be amended so that they read in their entirety the same as the bylaws of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.
(ii) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, LLC Sub or any other Person, the certificate of formation and limited liability company agreement of LLC Sub in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time until thereafter amended as provided therein or by applicable Law.
(b) Board of Directors of the Surviving Corporation; Manager of the Surviving Company. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Parent Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation. From and after the Second Company Merger Effective Time until the limited liability company agreement of the Surviving Company shall be amended as provided therein or by applicable Law, the manager of the Surviving Company shall be as provided in such limited liability company agreement.
(c) Officers of the Surviving Corporation; Surviving Company. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation. From and after the Second Company Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Surviving Corporation following the Effective Time and immediately prior to the Second Company Merger Effective Time shall be the officers of the Surviving Company.

(d) Board of Directors of Parent.
(i) Prior to the Effective Time, Parent shall take all actions necessary (including by securing and causing to be delivered to Parent and the Company (with evidence thereof provided to Parent and the Company, as applicable) the resignations of then-serving directors of the Parent Board and by resolution of the outgoing Parent Board, filling the resulting vacancies as provided in this Section 4.1(d)) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of Parent (the “New Board”) to be seven members; (ii) the New Board to be composed of: (A) three directors (all of whom shall be independent under applicable NYSE and Exchange Act rules) from among the members of the Parent Board as of the Signing Date designated by Parent prior to the mailing of the Proxy Statement / Prospectus, who will be reasonably acceptable to the Company (the “Parent Designees”); and (B) four directors (at least one of whom shall be independent under applicable NYSE rules) from among the members of the Company Board as of the Signing Date designated by the Company prior to the mailing of the Proxy Statement / Prospectus, one of whom shall be the Chief Executive Officer and President, and the remainder of whom will be reasonably acceptable to Parent (the “Company Designees”); (iii) all of the Parent Designees and the Company Designees to be appointed, elected and approved as directors of the New Board by a vote of at least a majority of the Parent Board in office as of immediately prior to the Effective Time; and (iv) William L. Transier to be appointed to serve as Chairman of the New Board. If, prior to the Effective Time, any Parent Designee is unwilling or unable to serve (or continue to serve) as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by Parent and reasonably acceptable to the Company from the individuals who are members of the Parent Board as of the Signing Date, and such replacement shall constitute a Parent Designee for all purposes under this Agreement. If, prior to the Effective Time, any Company Designee is unwilling or unable to serve (or continue to serve) as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by the Company and reasonably acceptable to Parent from the individuals who are members of the Company Board as of the Signing Date, and such replacement shall constitute a Company Designee for all purposes under this Agreement. Parent shall enter into an indemnification agreement in the form attached hereto as Exhibit F (the “D&O Indemnification Agreement”) with each of the directors serving on the New Board.
(ii) The New Board will consist of the same three-class “staggered” board as the Parent Board. (A) One Parent Designee and two Company Designees shall be Class III directors, with term first expiring in 2029; (B) one Parent Designee and one Company Designee shall be Class II directors, with term first expiring in 2027; and (C) one Parent Designee and one Company Designee shall be Class I directors, with term first expiring in 2028.
(e) Officers of Parent. Prior to the Effective Time, Parent shall take all actions necessary to cause, effective as of the Effective Time, Todd M. Hornbeck (the “CEO”) to be appointed to serve as the Chief Executive Officer and President of Parent. If, prior to the Effective Time, any individual to be appointed pursuant to the preceding sentence is unable or unwilling to serve as a member of executive management of Parent in the capacity set forth in this Agreement, then a substitute individual shall be selected by mutual agreement of Parent and the Company. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause, effective as of the Effective Time, the executive officers (other than the officers specified in the preceding sentences) of Parent and its Subsidiaries to be those individuals selected by the Chief Executive Officer and President of the Company in consultation with a representative of each of the Parent Board and the Company Board on a merit basis, without consideration of whether the persons selected serve as officers or employees of the Company or Parent prior to the Effective Time.
(f) Pre-Closing Integration Planning. During the Interim Period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, subject to applicable Law, cooperate with the other Party in connection with planning the integration of the businesses of the Company and Parent, the identification of synergies and the adoption of best practices for Parent and its Subsidiaries following the Effective Time, provided that neither Party (or its Subsidiaries) shall be required to take any action (or forgo any action) to the extent it would be reasonably expected to result in adverse tax consequences to such Person or its respective equityholders. In furtherance of the foregoing, promptly following the Signing Date, and in any event within five Business Days of the Signing Date, the Parent Board and the Company Board will each select an equal number of persons (the

“Integration Planning Committee”) who shall mutually develop an integration plan with the assistance of an integration team, and such integration team shall meet at least every other week (unless otherwise determined by the respective representatives of each Party on such committee) prior to the Closing Date (subject to applicable Law and the approval of their respective legal counsels) and as otherwise reasonably requested by the Company or Parent to conduct transition and integration planning. The representatives of each Party on the Integration Planning Committee shall have primary authority to provide any request for approval from the other Party under Section 7.1(a) or (b), except as provided in Section 7.1(c).
(g) Committees of the New Board. Parent shall take all actions necessary to, effective as of the Effective Time, in each case selected with mutual agreement by Parent and the Company, and subject to applicable NYSE and Exchange Act rules, cause each committee of the New Board to consist of at least one Parent Designee and at least one Company Designee consistent with the Governance Policy.
(h) Name and Trading Symbol. The name of Parent as of the Effective Time shall be Hornbeck Offshore Services, Inc. and the ticker symbol shall be “HOS”.
(i) Headquarters. As of the Effective Time, Parent’s principal executive offices and headquarters will be located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433 and 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043.
(j) Governance Period. At or prior to the Closing, Parent shall take all actions (including holding a meeting of the Parent Board (or a duly authorized committee thereof)) to approve and adopt the governance policy set forth on Exhibit G (the “Governance Policy”). From the Effective Time until the Company’s 2028 annual stockholders meeting (the “Governance Period”), unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall not amend, modify or terminate or agree to amend, modify or terminate the Governance Policy or take any action, or agree to take any action that would have the effect of causing Parent to no longer be bound by the Governance Policy, except as approved by at least 75% of the number of directors then serving on the Parent Board. Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall comply in all material respects with the Governance Policy. Notwithstanding any other provision of this Agreement that may be to the contrary: (i) each non-management Parent Designee and each non-management Company Designee shall be an express third-party beneficiary of Section 4.1(d), Section 4.1(e), Section 4.1(g) and this Section 4.1(j); (ii) if the condition to Closing set forth in Section 8.3(h) is not satisfied at Closing, Section 4.1(d), Section 4.1(e) and Section 4.1(g) shall survive consummation of the Transactions for a period of six months following the Closing, subject to extension for the duration of any Proceedings relating to the enforcement of such covenants and shall be enforceable by any of such non-management Parent Designee and each Company Designee against Parent and its successors and assigns; and (iii) this Section 4.1(j) shall survive consummation of the Transactions until the expiration of the Governance Period; provided, however, that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform the actions contemplated by Section 4.1(d), Section 4.1(e), Section 4.1(g) and this Section 4.1(j). Any and all fees, costs and expenses incurred by any Parent Designee or Company Designee in enforcing Section 4.1(d), Section 4.1(e), Section 4.1(g), or this Section 4.(j) shall be paid for by Parent.
ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT
Except: (x) with respect to Parent, as set forth in Parent’s Reports filed with or furnished to the SEC since January 1, 2024 and publicly available on the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC (“EDGAR”) at least twenty-four hours prior to the Signing Date (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature); (y) with respect to the Company, as set forth in the Company’s registration statement on Form S-1 publicly filed with the SEC prior to the Signing Date (together with any amendments and exhibits thereto that have been publicly filed with the SEC by the Company prior to the Signing Date, the “Company Registration Statement”) (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature); or (z) with respect to both the Company and Parent, in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent (the “Parent

Disclosure Letter”) or delivered to Parent by the Company (the “Company Disclosure Letter” and, each of the Parent Disclosure Letter and the Company Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, with respect to itself and its Subsidiaries, and the Company hereby represents and warrants to the Parent Parties, with respect to itself and its Subsidiaries, that:
5.1 Organization, Good Standing and Qualification.
(a) Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
(b) The Company has made available to Parent, and Parent has made available to the Company, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement. Such Party is not in material violation of any of the provisions of such Party’s Organizational Documents.
5.2 Subsidiaries; Minority Investments. Section 5.2 of such Party’s Disclosure Letter sets forth a true and complete list of each Subsidiary of such Party, including its jurisdiction of incorporation or formation. Section 5.2 of such Party’s Disclosure Letter also sets forth such Party’s or its Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly owned Subsidiaries of such Party. Except as set forth on Section 5.2 of such Party’s Disclosure Letter, there are no outstanding contractual obligations of such Party or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person (other than a wholly owned Subsidiary of such Party), other than guarantees by such Party of any indebtedness or other obligation of any direct or indirect wholly owned Subsidiary of such Party. No Subsidiary of such Party is, or since the Applicable Date has been, subject to any requirement to file periodic reports under the Exchange Act. No Subsidiary of such Party owns any shares of Company Common Stock or Parent Common Stock.
5.3 Corporate Authority; Approval. Such Party has all requisite corporate or limited liability company power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate or limited liability company action on the part of such Party, in each case subject only to: (a) in the case of Parent, approval of: (i) the issuance of shares of Converted Parent Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the Share Issuance; (ii) the Plan of Conversion by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter; (iii) the Jones Act compliance provisions set forth in Article XV of the Parent Certificate of Incorporation upon Conversion (the “Jones Act Provisions”) by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter; (iv) an increase in the authorized Parent Common Stock and Parent Preferred Stock of the Parent as set forth in Article V of the Parent Certificate of Incorporation upon Conversion (the “Share Increase”); (v) the director and officer citizenship requirement provisions set forth in Section 6.7 of the Parent Certificate of Incorporation upon Conversion by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter (the “D&O Citizenship Matters”); (vi) the Second Company Merger by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter (the “Second Merger Approval”); (together with the Share Issuance, the Plan of Conversion, the Jones Act Provisions, the D&O Citizenship Matters and the Second Merger Approval the “Requisite Parent Vote Matters”) by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter, in each case, at a meeting of the Parent shareholders duly called and held for such purpose (clauses (i), (ii), (iii), (iv), (v) and (vi) collectively, the “Requisite Parent Vote”); (b) in the case of the Company, adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the adoption of this Agreement (the “Requisite Company Approval”); (c) the filings with the Secretaries of State of the States of Minnesota and Delaware in connection with the Conversion as set out in the Plan of Conversion; and (d) the filings of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware.

This Agreement has been duly executed and delivered by such Party and, assuming the due execution and delivery by each other Party, this Agreement constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
5.4 Governmental Filings; No Violations; Certain Contracts.
(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”): (i) pursuant to the MBCA, the DGCL, the DLLCA, the HSR Act or other Antitrust Laws, Foreign Investment Laws, the Jones Act and other Maritime Guidelines, the NISPOM Rule or any other applicable U.S. or non-U.S. national industrial security regulations, the Exchange Act and the Securities Act; (ii) required to be made with the NYSE; (iii) pursuant to federal and state securities, takeover and “blue sky” Laws; and (iv) included in Section 5.4(a) of such Party’s Disclosure Letter (collectively, the “Approvals”), no Filings are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clauses (C) and (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(a)).
(b) Subject to obtaining the Requisite Parent Vote and the Requisite Company Approval, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries; (ii) except as set forth in Section 5.4(b) of such Party’s Disclosure Letter, with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Material Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a) under any Law to which such Party or any of its Subsidiaries is subject; or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clauses (C) and (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(b)).
(c) Except as set forth in Section 5.4(c) of such Party’s Disclosure Letter and subject to obtaining the Requisite Parent Vote and the Requisite Company Approval, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, require any consent, waiver or approval of any Person pursuant to, any provision of any Material Contract to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries or any of their respective properties or assets may be bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
5.5 Absence of Certain Changes or Events.
(a) Since December 31, 2025 through the Signing Date, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course.
(b) Since December 31, 2025, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on such Party.
5.6  Litigation and Liabilities.
(a) There are no (and since the Applicable Date, there have not been any) Proceedings (other than arising from or relating to the Mergers or any of the other Transactions) before any Governmental Entity pending against or, to the Knowledge of such Party, threatened against such Party or any of its Subsidiaries, or any of their respective properties or assets or directors or officers, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b) Except for obligations and liabilities: (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (or the notes thereto) and, for Parent, included in Parent’s Reports filed prior to the Signing Date; (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets (none of which is a liability resulting from noncompliance with any applicable Law, breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or Proceeding) and, for Parent, included in Parent’s Reports filed prior to the Signing Date; or (iii) incurred in accordance with or as contemplated by this Agreement, there are no obligations or liabilities of any nature of such Party or any of its Subsidiaries, whether or not accrued, contingent or otherwise, and whether or not required by GAAP to be set forth on a consolidated balance sheet of such Party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
(c) Neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. There has not been since the Applicable Date nor are there currently any internal investigations or inquiries being conducted by such Party, such Party’s board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
5.7 Employee Benefits.
(a) Section 5.7(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party. With respect to each material Benefit Plan primarily providing benefits to employees located in the United States, such Party has provided or made available to the other Party a current, accurate and complete copy of each of the following, to the extent applicable: (i) each material Benefit Plan document; (ii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”); (iii) the most recent summary plan description and any summaries of material modifications; (iv) the Form 5500 and attached schedules for the most recent plan year; (v) all trust documents, insurance contracts or other funding arrangements; and (vi) any material, non-routine correspondence regarding such Benefit Plan with any Governmental Entity since the Applicable Date. With respect to each material Benefit Plan primarily providing benefits to employees located outside the United States, such Party has provided or made available to the other Party an accurate and complete copy of the current Benefit Plan document or a summary of such Benefit Plan’s material terms.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Benefit Plan (including any related trusts), has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code; (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan that have become due have been timely paid or, to the extent not yet due, accrued and reflected in such Party’s consolidated financial statements in accordance with GAAP; and (iii) there are no pending or, to the Knowledge of such Party, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against or relating to any Benefit Plan or any trust related thereto.
(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code, and to the Knowledge of such Party, nothing has occurred that would be reasonably expected to materially adversely affect the qualification of any such Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Benefit Plan, neither such Party nor any of its Subsidiaries nor to the Knowledge of such Party any other Person has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed pursuant to Sections 4975 or 4976 of the Code.
(d) Neither such Party nor any of its Subsidiaries maintains, sponsors or contributes to or has any liability, including on account of any member of their respective Controlled Group, nor has within the past six years maintained, sponsored or contributed to, or had any liability with respect to: (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code; or (ii) a Multiemployer Plan.

(e) Except as required by Section 4980B of the Code (“COBRA”) or comparable state Law, no Benefit Plan provides retiree or post-employment or post-termination medical, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums). No Party or any of its Subsidiaries has any material liability under Sections 4980D, 4980H, 6721 or 6722 of the Code.
(f) Except as set forth in Section 5.7(f) of such Party’s Disclosure Letter or as contemplated by this Agreement, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event; (i) entitle any Service Provider to severance pay or any increase in severance pay; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Service Provider; (iii) directly or indirectly require either such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).
(g) Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) all Benefit Plans that are maintained primarily for the benefit of Service Providers outside of the United States (“Non-U.S. Benefit Plans”) comply with their terms and applicable local Law; and (ii) each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. No Non-U.S. Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA). All material contributions required to have been made by a Party or its Subsidiaries to any plan required to be maintained or contributed to under applicable Law that is maintained by a Governmental Entity have been timely made in all material respects.
5.8 Labor Matters.
(a) No labor union, works council, or other labor organization (each, a “Union”) or group of Service Providers of any Party or its Subsidiaries has made a demand for recognition or certification since the Applicable Date, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of such Party, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are, and since the Applicable Date have been, no strikes, concerted work stoppages, concerted slowdowns, lockouts, material arbitrations, or material labor grievances, unfair labor practice charges, or other material labor disputes pending or, to the Knowledge of such Party, threatened against any Party or any of their respective Subsidiaries. No Party or its Subsidiaries is a party to, subject to, or bound by any collective bargaining agreement or other Contract with any Union (each, a “Labor Agreement”), and no employee of any Party or its Subsidiaries is represented by (with respect to their employment by such Party or its Subsidiaries), any Union. To the Knowledge of such Party, there are, and since the Applicable Date have been, no union organizing activities pending or threatened against, or with respect to employees of any Party or its Subsidiaries. With respect to the transactions contemplated by this Agreement, each Party has satisfied in all material respects any pre-signing or pre-Closing notice, consultation, or other obligations owed to their employees or their employees’ representatives under any Labor Agreement.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party: (i) each Party and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, including all Laws respecting the termination of employment, wages and hours, worker classification of employees as exempt or non-exempt, immigration, equal employment opportunities, harassment, discrimination, retaliation, the provision of meal and rest breaks, pay for all working time, classification of independent contractors, employee training and notices, affirmative action, unemployment insurance, and occupational safety and health; and (ii) no Party or any of its Subsidiaries has any liability or obligation under the WARN Act that remains unsatisfied.
(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, there have been no written or other formal claims or investigations of harassment, discrimination, retaliation or similar actions against any senior manager, officer or director of such Party or its Subsidiaries at any time since the Applicable Date.
(d) Since the Applicable Date, each Party has reasonably investigated all allegations of sexual or other harassment that have been made to such Party or its Subsidiaries against any senior level individual in his or her capacity as a Service Provider to such Party or its Subsidiaries. With respect to each such allegation with potential merit, such Party or its applicable Subsidiary has taken prompt corrective action reasonably calculated to prevent further improper action. No Party reasonably expects any material Liabilities with respect to any such allegation or is aware of any such allegation against any Service Provider of such Party that would reasonably be expected to bring such Party into material disrepute.
5.9 Compliance with Laws; Licenses.
(a) The businesses of such Party and its Subsidiaries and, with respect to the business of each Party and its Subsidiaries that are operated by third parties, to the Knowledge of such Party, have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
(b) Except with respect to regulatory matters covered by Section 7.5, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, nor has such Party received any written notice or communication of noncompliance with any such Laws that has not been cured as of the Signing Date, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party: (i) such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted and have paid all fees and assessments due and payable in connection therewith; (ii) all such Licenses are in full force and effect; (iii) there is not currently threatened any suspension, revocation, termination, non-renewal, adverse modification or cancellation of any License; and (iv) no event has occurred which, with notice or lapse of time or both, would constitute a default or violation of any term, condition or provision of any License.
(d) Such Party, its Subsidiaries, their respective directors and officers, and, to the Knowledge of such Party, their respective other Representatives and third-party agents (in their capacity as such), are, and since January 1, 2021, have been, in compliance with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§78dd-l. et seq.); and (ii) the provisions of all anti-bribery, anti-corruption and Laws of each jurisdiction in which such Party and its Subsidiaries operate (collectively, “Anti-Corruption Laws”).
(e) Such Party and its Subsidiaries have instituted, and maintain, or are subject to, policies and procedures reasonably designed to promote and achieve compliance with Anti-Corruption Laws.
(f) Since April 24, 2019, neither such Party nor any of its Subsidiaries nor its or their vessels (Parent Vessels or Company Vessels, as applicable), nor any of their respective directors or officers, nor to the Knowledge of such Party, any of their respective other Representatives or third-party agents (in their capacity as such) (i) has been or is a Person that is: (x) listed on any list of designated or blocked persons related to trade, economic and financial sanctions Laws, regulations, embargoes, or restrictive measures, including those administered, enacted or enforced by the United States (including the Department of Treasury, Office of Foreign Assets Control), the European Union and enforced by its member states, the United Nations Security Council, His Majesty’s Treasury, and each jurisdiction in which such Party and its Subsidiaries operate (collectively, “Sanctions”); (y) a Governmental Entity of, located, or organized or resident in, a country or region that is the target of comprehensive Sanctions (as of the Signing Date, Cuba, Iran, North Korea, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine), or a Governmental Entity of Venezuela; or (z) 50% or more owned, directly or indirectly, individually or in the aggregate, or controlled by any one or more of the foregoing (collectively, a “Sanctioned Person”); or (ii) has (acting for or on behalf of such Party or any of its Subsidiaries) transacted business with or for the benefit of a Sanctioned Person or in any country or region that is the target of Sanctions, in each case in violation of Sanctions; or (iii) has (acting for or on behalf of such Party or any of its Subsidiaries): (A) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under any applicable International Trade Laws; or (B) otherwise been in violation of any applicable International Trade Laws.
(g) Since January 1, 2021 (or in the case of Sanctions, since April 24, 2019), neither such Party nor any of its Subsidiaries has received from any Governmental Entity or any Person any written notice, written inquiry, or written internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case related to Anti-Corruption Laws, Sanctions, and International Trade Laws.
5.10 Environmental Matters.
(a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party:
(i) such Party and each of its Subsidiaries is and since the Applicable Date has been, in compliance with all applicable Environmental Laws, which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law for it to own, lease or operate its properties and other assets and to conduct its business or occupy its facilities and all such Licenses are in full force and effect;
(ii) there has been no Release, treatment, storage, disposal or arrangement for the disposal of, transportation, handling of, or exposure of any Person to, or contamination by, Hazardous Materials by such Party nor any of its Subsidiaries nor, to such Party or any of its Subsidiaries’ Knowledge, any other Person, in each case that has resulted or would give rise to liabilities of such Party or any of its Subsidiaries under Environmental Laws;
(iii) neither such Party nor any of its Subsidiaries has expressly retained or assumed contractually any liabilities of any other Person under Environmental Laws;
(iv) neither such Party nor any of its Subsidiaries is subject to any outstanding Governmental Order issued under Environmental Laws; and
(v) neither such Party nor any of its Subsidiaries has since the Applicable Date (or earlier if unresolved) received any written unresolved claim, or complaint from any Person, or is subject to any Proceeding before any Governmental Entity that is pending or, to the Knowledge of such Party, threatened, in each case relating to any noncompliance by or liability of such Party or its Subsidiaries under Environmental Laws.
(b) Such Party and its Subsidiaries has made available to the other Party all material reports, audits, assessments and other material documents drafted or prepared since the Applicable Date bearing on any material environmental, health and safety liabilities relating to such Party and its Subsidiaries’ current or former operations, properties or facilities, in each case that are in such Party’s possession.
5.11 Tax Matters.
(a) Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:
(i) Such Party and each of its Subsidiaries: (A) have duly prepared and filed (taking into account any applicable extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are due and payable (whether or not shown as due and payable on such filed Tax Returns), except for Taxes for which appeals have been filed and are ongoing or adequate reserves have been established in accordance with GAAP; (C) have withheld and paid over to the appropriate Governmental Entity all Taxes required to have been withheld and paid over under applicable Law in connection with amounts paid or owing to any Service Provider, stockholder, creditor, independent contractor or other third party (each as determined for Tax purposes); and (D) have not waived any statute of limitations with respect to Taxes or agreed to (or otherwise been granted) any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently outstanding.
(ii) No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against such Party or any of its Subsidiaries that has not been settled, paid or withdrawn. There are no pending or, to the Knowledge of such Party, threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.
(iii) Neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction where such Party or any of its Subsidiaries does not file a type of Tax Return that such jurisdiction believes that such Party or any of its Subsidiaries was required to file a type of Tax Return that was not filed or pay any Taxes that were not paid, which claim has not been resolved.
(iv) Neither such Party nor any of its Subsidiaries: (A) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any Tax group of which such Party is or was the common parent); or (B) has any liability for Taxes of any Person (other than such Party or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.
(v) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of such Party or any of its Subsidiaries.
(vi) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than: (A) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries; or (B) a commercial agreement or arrangement the primary purpose of which is not related to Taxes).
(vii) Within the past two years prior to the Signing Date or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers, neither such Party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code) as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law.
(viii) Neither such Party nor any of its Subsidiaries has participated in: (A) a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or under any corresponding or analogous provision of state, local or non-U.S. Tax Law; or (B) a “tax shelter” within the meaning of Section 6662 of the Code or any corresponding or similar provision of state, local, or non-U.S. Tax Law.
(ix) Neither such Party nor any of its Subsidiaries will be required to include any material item of income (or exclude any item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of: (A) a change in or incorrect method of accounting occurring prior to the Closing Date; (B) a prepaid amount received, or paid, outside of the Ordinary Course prior to the Closing Date; (C) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date; (D) any prepaid contract or installment sale entered into prior to the Closing Date; (E) intercompany transactions or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law), entered into or created prior to the Closing Date; (F) deferred revenue accrued outside of the Ordinary Course prior to the Closing Date; (G) deferred gains arising prior to the Closing Date; or (H) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or “subpart F income” within the meaning of Section 951 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law) attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date (i.e., measured as though the Closing Date were the last day of the applicable taxable period).
(x) Neither such Party nor any of its Subsidiaries is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(xi) Neither such Party nor any of its Subsidiaries is a “Prohibited Foreign Entity” within the meaning of Section 7701(a)(51) of the Code for the taxable year that includes the Closing Date.
(b) Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any fact, plan or condition exists that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
5.12  Intellectual Property.
(a) Section 5.12(a) of such Party’s Disclosure Letter lists all patents and patent applications, trademark registrations and trademark applications, copyright registrations and copyright applications, and domain names, in each case, that are included in such Party’s Company Intellectual Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party: (i) such Party or a Subsidiary of such Party: (x) owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property used in their respective businesses as currently conducted; and (y) owns all right, title and interest to its Company Intellectual Property, in each of (x) and (y), free and clear of all Encumbrances (except Permitted Encumbrances); and (ii) such Party’s registered Company Intellectual Property is subsisting, valid and enforceable.
(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party: (i) there are no pending, or to the Knowledge of such Party, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by such Party or any of its Subsidiaries of the Intellectual Property of any Person; (ii) the conduct of the businesses of such Party and its Subsidiaries has not since the Applicable Date infringed, misappropriated or diluted, and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person; (iii) neither such Party nor any of its Subsidiaries has since the Applicable Date made any claim of infringement, misappropriation, dilution or other violation by others of its rights to or in connection with such Party’s Company Intellectual Property; (iv) to the Knowledge of such Party, no Person has since the Applicable Date or is currently infringing, misappropriating, diluting or otherwise violating any of such Party’s Company Intellectual Property; and (v) since the Applicable Date, no Party has received any written claim or notice from any Person alleging that such Party’s registered Company Intellectual Property is invalid or unenforceable or challenging the ownership thereof.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party: (i) such Party and each of its Subsidiaries has taken commercially reasonable efforts, to protect and maintain its Company Intellectual Property; (ii) no Person has gained unauthorized access to any material trade secrets or other confidential information of such Party and its Subsidiaries; and (iii) all individuals who have contributed to the development of such Party’s (or its Subsidiaries’) Company Intellectual Property have entered into an agreement assigning all rights in and to such Company Intellectual Property to such Party (or to one of its Subsidiaries).
(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to: (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the data, software and other information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes; and (ii) prevent the introduction of disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party’s IT Assets are sufficient, including with respect to the number of license seats, for the continued conduct of such Party’s business as currently conducted and do not contain disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date, no such Party or any of its Subsidiaries has experienced any actual cyber or security incident, breach, phishing incident, ransomware or malware attack, or any loss, distribution, compromise, exfiltration, processing or disclosure of, and no Person has gained unauthorized access to, any confidential information, trade secrets, IT Assets owned, used, held for use or processed by or on behalf of such Party or any of its Subsidiaries or the information (including Personal Data) stored or contained therein or transmitted thereby.
(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date: (i) such Party and each of its Subsidiaries has operated and conducted its business in compliance with all applicable Laws relating to data protection, information privacy, or security, or any other Data Requirements; and (ii) neither such Party nor any of its Subsidiaries have received any written notice of any claims or threats, or has been charged with or been subject to any Proceeding, in each case, relating to Personal Data or any Data Requirement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party’s consummation of the Transactions does not and will not reasonably be expected to violate or breach any Data Requirements.
5.13 Insurance. All maritime, marine, vessel (including hull & machinery and protection and indemnity), fire, casualty, bumbershoot and general liability, business interruption, product liability, environmental liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties, vessels and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
5.14 Material Contracts.
(a) Except for this Agreement, the Existing Securityholders Agreement and as set forth on Section 5.14 of such Party’s Disclosure Letter, as of the Signing Date, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than: (x) any Benefit Plans; (y), except in the case of Section 5.14(a)(i), any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property; or (z) Contract relating to Insurance Policies):
(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);
(ii) that materially limits, curtails or restricts or purports to materially limit, curtail or restrict, or, in the case of Parent after the Effective Time, would or would purport to materially limit, curtail, or restrict, either: (A) (x) the type of business in which such Party or any of its Subsidiaries or Affiliates may engage; (y) the locations in which any of them may so engage in any business; or (z) the vendors or suppliers which such Party or any of its Subsidiaries may engage or use; or (B) the ability of such Party or any of its Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group, except for non-disclosure or confidentiality agreements entered into in connection with actual or contemplated acquisitions or dispositions;
(iii) for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole;
(iv) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of such Party or any of its Subsidiaries (other than any Organizational Documents of such Party or any of its Subsidiaries); (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities of such Party; or (C) providing such Party or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities of such Party, except for Contracts evidencing Company Equity Awards or Parent Equity Awards;

(v) pursuant to which such Party or any of its Subsidiaries has any outstanding “earnout” or other contingent, deferred or fixed payment obligations in excess of $50,000 (excluding, for the avoidance of doubt, Ordinary Course accounts payable and other similar obligations);
(vi) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note or mortgage providing for (including written Contracts to provide commitments therefor) or guaranteeing Indebtedness of any Person (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries;
(vii) that is with any manufacturer, vendor or other supplier with respect to which manufacturer, vendor or other supplier the aggregate annual spend for the year ended December 31, 2025 exceeded $5,000,000 for such Party and its Subsidiaries, taken as a whole, or which manufacturer, vendor or other supplier imposes a minimum purchase order;
(viii) relating to any Swaps, letters of credit, bank guarantees, or other similar Contracts or arrangements;
(ix) is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which: (A) such Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the Signing Date in excess of $10,000,000; (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $10,000,000; or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;
(x) that is a Labor Agreement;
(xi) between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;
(xii) that arises out of any material Intellectual Property-related dispute (including any co-existence or settlement agreement) or under which any license or other rights are granted or received with respect to such Party’s material Intellectual Property or material IT Assets, excluding: (A) agreements with employees or contractors entered into in the ordinary course on such Party’s form; or (B) non-exclusive licenses: (x) entered into in the Ordinary Course; or (y) to commercially available software on standard terms and conditions with aggregate annual or upfront payments of less than $250,000 individually;
(xiii) that provides for any standstill or similar obligations restricting the purchase by such Party of securities of a third Person;
(xiv) that is a Government Contract;
(xv) that imposes any: (A) most-favored nation obligation; (B) exclusivity or similar restriction; or (C) limitation or restriction on the provision of services to any other Person regardless of whether such Person is a current or prospective client;
(xvi) where such Party or its Subsidiaries has agreed to indemnify any Person (other than such Party or its Subsidiaries) outside of the ordinary course of business; and
(xvii) that results in any Person holding a power of attorney from such Party or any of its Subsidiaries that relates to such Party, any of its Subsidiaries or their respective business, in any jurisdiction other than within the United States.
Each such Contract described in this Section 5.14(a), together with, with respect to Parent, all Contracts filed as exhibits to Parent’s Reports, is referred to herein as a “Material Contract.”
(b) A true and complete copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the Signing Date has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect; and (ii) each of such Party and its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Knowledge of such Party, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party: (A) each of such Party and its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder; and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.
5.15 Title to Assets; Condition and Sufficiency of Tangible Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party: (i) each of such Party and its Subsidiaries has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets (other than Real Property), tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances; (ii) such Party or one of its Subsidiaries owns or leases all equipment, machinery and other tangible personal property used in or necessary to conduct its business as currently conducted by such Party; and (iii) each such item of equipment, machinery and other tangible personal property is in good repair, working order and operating condition and are capable of being used for and adequate for their intended purposes, ordinary wear and tear and routine maintenance excepted.
5.16 Real Property.
(a) The real property listed on Section 5.16(a) of such Party’s Disclosure Letter constitutes the only Owned Real Property or Leased Real Property of such Party and its Subsidiaries that is necessary for the conduct of the business of such Party and its Subsidiaries in the manner in which such business is being conducted as of the Signing Date.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party: (i) such Party or one of its Subsidiaries, as applicable, has good and indefeasible title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances; and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.
(c) With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease in any material respect, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.
5.17 Rights of Way. Each such Party and its Subsidiaries has such Consents, easements, rights of way, permits, licenses, and other similar real estate interests (collectively “Rights of Way”) as are sufficient to conduct its business as presently conducted, except for such Rights of Way the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each such Party and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights of Way and has conducted its business in a manner that does not violate any of the Rights of Way in any material respect and, to the Knowledge of such Party, no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. All wells, pipelines and other similar operations operated by such Party and its Subsidiaries, if any, are located on valid Rights of Way, or are located on Owned Real Property or Leased Real Property of such Party or its Subsidiaries, and, to the Knowledge of such Party, there are no gaps (including any gap arising as a result of any breach by such Party or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.18 Jones Act. Such Party is a “citizen of the United States” as such term is defined in Section 2 of the Shipping Act of 1916, as amended (46 U.S.C. § 50501), and the regulations promulgated thereunder by U.S. Governmental Entities, and is otherwise eligible to own and operate vessels documented in the United States with a coastwise endorsement under 46 U.S.C. § 12103 for operation in accordance with U.S. cabotage laws, 46 U.S.C. ch. 551, and the rules and regulations promulgated thereunder by U.S. Governmental Entities (collectively, all of the foregoing statutes, rules, and regulations, together with 15 U.S.C § 56101, and each as amended from time to time and any successor or replacement statutes, the “Jones Act”), and has been for as long as it has owned or operated any vessels in the Coastwise Trade.
5.19 Affiliate Transactions. Neither such Party nor any of its Subsidiaries is party to any transaction or arrangement under which any: (a) present or former executive officer or director of such Party or any of its Subsidiaries; (b) a “beneficial owner” or “group” (each within the meaning of Section 13(d) of the Exchange Act) of 5% or more of such Party’s equity securities; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon such Party or any Subsidiary of such Party or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by such Party pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.
5.20 Preferential Rights. Except as set forth in Section 5.20 of such Party’s Disclosure Letter, there are no preferential purchase rights, rights of first or last offer, negotiation or refusal in Contracts or agreements binding upon the assets of such Party or its Subsidiaries that would be triggered by the consummation of the Transactions that would result in a loss of any material portion of such Party’s or its Subsidiaries’ assets.
5.21 Information Supplied. None of the information supplied or to be supplied by such Party or its Subsidiaries for inclusion or incorporation by reference in: (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (b) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of Parent and at the time of the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
5.22 Financial Assurance Obligations.
(a) Section 5.22 of such Party’s Disclosure Letter sets forth (i) a complete and accurate list of all Financial Assurances posted, maintained or otherwise provided by such Party or its Subsidiaries, or by an Affiliate on behalf of such party or its Subsidiaries, as of the Signing Date, in support of the obligations of such Party or its Subsidiaries to any Governmental Entity, contract counterparty, or other Person related to the ownership of its properties and assets and (ii) any other material sinking funds, reserves, escrows, cash deposits, financial instruments, surety agreements and similar agreements, guarantees and other items of credit support that such Party, its Subsidiaries or their Affiliates is liable for or that are binding on the assets, as of the Signing Date, including, in each case of clause (i) and (ii), the type and amount of such credit support and the date such credit support was provided.
(b) Except as set forth on Section 5.22 of such Party’s Disclosure Letter, no such Party, nor any of its Subsidiaries or Affiliates, has any obligation (whether pursuant to applicable Law or contract or otherwise) to post, maintain or otherwise provide any Financial Assurance with respect to any of the properties and assets.
5.23 Decommissioning. As of the Signing Date, there is no part of the assets in respect of which such Party, or to such Party’s Knowledge any third party, has received a written order from any Governmental Entity imposing any Decommissioning Obligations regarding any of the assets that have not yet been completed as of the Signing Date.
ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT
Except: (x) with respect to Parent, as set forth in Parent’s Reports filed with or furnished to the SEC during the period from January 1, 2024 and publicly available on EDGAR at least twenty-four hours prior to the Signing Date (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature); (y) with respect to the Company, as set forth in the Company Registration Statement (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature); or (z) with respect to both the Company and Parent in the corresponding sections or subsections of the Parent Disclosure Letter or Company Disclosure Letter delivered to the other Party concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, in respect of Sections 6.1 through Section 6.11, and the Company hereby represents and warrants to the Parent Parties, in respect of Section 6.12 through Section 6.21, in each case, that:
6.1 Parent Capital Structure.
(a) In the case of Parent, the authorized capital stock of Parent consists of 240,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of April 22, 2026 (the “Measurement Date”): (i) 147,296,092 shares of Parent Common Stock (including 127,158 shares of Parent Common Stock subject to Parent Restricted Stock Awards) were issued and outstanding; (ii) no shares of Parent Common Stock were held by Parent in its treasury; and (iii) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been, and all shares of Converted Parent Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and none of the shares of Converted Parent Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance, except that, as of the Measurement Date, there were (a) 7,866,960 shares of Parent Common Stock reserved for future issuance under the Parent Stock Plans (6,726,813 net of unvested Parent RSU Awards), (b) 1,140,147 shares of Parent Common Stock subject to outstanding Parent RSU Awards, and (c) 2,708,670 shares of Parent Common Stock subject to outstanding Parent PSU Awards (assuming maximum performance) granted under the Parent Stock Plans.
(b) Section 6.1 of the Parent Disclosure Letter sets forth the following information with respect to each Parent Equity Award outstanding as of the Signing Date, as applicable: (i) the name or identification number of the holder of such Parent Equity Award; (ii) whether such Parent Equity Award is a Parent Restricted Stock Award, Parent PSU Award, or Parent RSU Award; (iii) the number of shares of Parent Common Stock subject to such Parent Equity Award; (iv) the date on which such Parent Equity Award was granted; and (v) the applicable vesting schedule, including the number of vested and unvested shares, if applicable.
(c) Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries is owned beneficially and of record by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”) (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions).
(d) As of the Signing Date, there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption, or transfer by Parent of any equity securities of Parent or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Parent or its Subsidiaries.
(e) The shares of Parent Common Stock are, and the shares of Converted Parent Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act.
(f) Since the Measurement Date and through the Signing Date, Parent has not: (A) issued any shares of Parent Common Stock (other than upon the exercise or settlement (as applicable) of Parent RSU Awards or Parent PSU Awards outstanding as of the Measurement Date); or (B) granted any Parent Equity Awards or similar awards.

(g) Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.
6.2 Parent Recommendation and Fairness. In the case of Parent, the Parent Board has, at a meeting duly called and held at which all directors of Parent were present, duly and adopted resolutions: (a) determining that this Agreement and the Transactions are fair to, advisable and in the best interests of, Parent and the holders of shares of Parent Common Stock; (b) approving and declaring advisable this Agreement, the Requisite Parent Vote Matters and the Optional Parent Vote Matters, and the Transactions, on the terms and subject to the conditions set forth in this Agreement; (c) directing that the Requisite Parent Vote Matters and the Optional Parent Vote Matters be submitted to the holders of shares of Parent Common Stock for their approval; and (d) recommending that the holders of shares of Parent Common Stock vote in favor of the approval of the Requisite Parent Vote Matters and the Optional Parent Vote Matters on the terms and subject to the conditions set forth in this Agreement (the “Parent Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(d)(ii) or Section 7.2(d)(iii). The Parent Board has received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Goldman Sachs & Co. LLC set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent.
6.3 Parent Voting Requirements. The Requisite Parent Vote is the only vote of holders of any securities of Parent or its Subsidiaries necessary to approve the Requisite Parent Vote Matters and no other vote of holders of any securities of Parent or its Subsidiaries (excluding the Parent Consents with respect to Parent Sub and LLC Sub, which have been obtained or will be obtained immediately following the execution of this Agreement) is necessary to approve the Transactions. The Parent Consents are the only approval necessary on behalf of Parent Sub and LLC Sub to approve the adoption of this Agreement and have been obtained or will be obtained immediately following the execution of this Agreement.
6.4 Merger Subs Authority; Approval.
(a) Each of Parent Sub and LLC Sub has all requisite corporate or limited liability company power and authority and has taken all corporate or limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by Parent Sub and LLC Sub have been duly authorized by all necessary corporate or limited liability company action on the part of Parent Sub and LLC Sub, subject only to the receipt of the Parent Consents, which have been obtained or will be obtained immediately following the execution of this Agreement. Assuming the due execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of Parent Sub and LLC Sub enforceable against Parent Sub and LLC Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) Parent Sub is a wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Parent Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger. Parent Sub is, and since its formation has been, classified as a corporation for U.S. federal (and applicable state and local) income tax purposes.
(c) LLC Sub is a wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its formation and prior to the Second Company Merger Effective Time, LLC Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger. LLC Sub is, and since its formation has been, properly treated as an entity disregarded as separate from Parent for U.S. federal (and applicable state and local) income tax purposes.

6.5 Parent Brokers and Finders. Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has engaged Goldman Sachs & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Parent.
6.6 Parent Vessels
(a) Section 6.6(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of each Parent Vessel, including: (i) its name; (ii) its official number; (iii) its flag; (iv) whether such Parent Vessel is owned, leased or chartered; (v) the vessel type; and (vi) whether such Parent Vessel is documented with the U.S. Coast Guard with a designation of the current endorsement for each documented Parent Vessel. Neither Parent nor any Subsidiary of Parent owns, operates, leases or charters any vessels other than the Parent Vessels set forth on Section 6.6(a) of the Parent Disclosure Letter.
(b) Each Parent Vessel is free and clear of all Encumbrances, other than Permitted Encumbrances.
(c) Each Parent Vessel set forth on Section 6.6(c) of the Parent Disclosure Letter (each, a “Parent Coastwise Vessel”) (i) was built in the United States, (ii) is eligible for operation in Coastwise Trade, (iii) is documented as a U.S. flag vessel, has a valid Certificate of Documentation with coastwise endorsements or is qualified for coastwise documentation but not required to be documented, and (iv) has never (x) been owned by or sold to any Person, or bareboat or demise chartered or leased to any Person, that did not qualify as a “citizen of the United States” as such term is defined in Section 2 of the Shipping Act of 1916, as amended, 46 U.S.C. § 50501, (y) been registered under the laws of a foreign country, or (z) been rebuilt foreign (as defined in 46 C.F.R § 67.177).
(d) Parent and each Subsidiary of Parent that owns a Parent Vessel maintains valid Certificates of Financial Responsibility (Oil Pollution) issued by the U.S. Coast Guard pursuant to the Federal Water Pollution Control Act for such Parent Vessels (to the extent that such certificate may be required by applicable Law) and such other similar certificates as may be required in the course of the operation of such Parent Vessels pursuant to applicable Law.
(e) No event has occurred and no condition exists that is reasonably likely to cause any classed Parent Vessel’s classification to be suspended or withdrawn and all events and conditions that are required by such Parent Vessel’s classification society to be reported as to such Parent Vessel’s class have been disclosed and reported to such Parent Vessel’s classification society.
(f) Each Parent Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Parent Vessel has complied in all material respects with the regulations regarding officers and crew in force in the country of such Parent Vessel’s flag or any other applicable Law.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Parent Vessel: (A) is duly registered under the flag set forth in Section 6.6 of the Parent Disclosure Letter; (B) is adequate and suitable for use by Parent in its business as presently conducted; (C) is afloat and seaworthy; (D) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the Ordinary Course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated, each of which is valid; and (E) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, except to the extent such classification is not required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated; and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Parent Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Parent Vessel’s classification society.
(h) No Parent Vessel is subject to: (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives Parent or any of its Subsidiaries (as applicable) of the use of such Parent Vessel; or (iv) any requisition for hire, and no Parent Vessel has been subject to such events within the last three (3) years.
(i) Each of the Parent Vessel’s insurances are, except as would not reasonably be expected to have a Material Adverse Effect:
(i) in dollars;
(ii) in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least equal to the fair market value of that Parent Vessel;
(iii) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry;
(iv) in the case of protection and indemnity risks, in respect of the full tonnage of its Parent Vessel;
(v) on approved terms customary in major marine insurance markets; and
(vi) through internationally recognized marine insurance brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.
6.7 Parent Financial Statements. The financial statements (including related notes, if any) of Parent included in Parent’s Reports at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively): (a) complied as to form in all material respects with applicable financial accounting requirements and with the published rules and regulations of the SEC with respect thereto; (b) were prepared in all material respects in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (c) fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments which are not material in significance or amount, and to any other adjustments described therein, including the notes thereto) the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. The financial books and records of Parent and its Subsidiaries are accurate and complete, in all material respects, have been maintained in accordance with sound business practices and GAAP (to the extent applicable) and accurately present and reflect in all material respects all of the transactions and actions described therein and Parent’s financial statements have been prepared, in all material respects, in accordance with such books and records.
6.8 Parent Reports; Parent Internal Controls and Procedures.
(a) Parent has filed or furnished, as applicable, on a timely basis, all forms, schedules, prospectuses, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2024 (the “Applicable Date”) (the forms, schedules, prospectuses, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the Signing Date, including any amendments thereto, Parent’s “Reports”). Each of Parent’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of their respective dates (or, if amended or superseded by a filing prior to the Signing Date, then as of the date of such filing), Parent’s Reports did not, and any of Parent’s Reports filed with or furnished to the SEC subsequent to the Signing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of Parent is subject to periodic reporting requirements of the Exchange Act other than as part of Parent’s consolidated group or required to file any form, report or other document with the SEC, the NYSE or any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).
(b) Parent is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the

Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.
(c) Since the Applicable Date, Parent has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act is accumulated and communicated to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(d) Parent is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any agreement described in Section 303(a)(4) of Regulation S-K promulgated under the Exchange Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s consolidated financial statements.
(e) Parent maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of Parent and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or a wholly owned Subsidiary of Parent or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, Parent’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.
(f) Since the Applicable Date, none of Parent’s Board or the audit committee of the Parent Board or, to the Knowledge of the Parent, the Parent’s auditors, (i) has received any written notification of any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, (ii) has identified for Parent’s auditors, the Parent Board and the audit committee of the Parent Board any “material weakness” in internal controls over financial reporting and (iii) has received any written notification of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since the Applicable Date, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or Parent’s policy contemplating such reporting, including in instances not required by those rules. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Parent’s employees regarding questionable accounting or auditing matters, have been received by Parent. Since the Applicable Date, any material change in internal control over financial reporting required to be disclosed in any Report has been so disclosed.

(g) As of the Signing Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to Parent’s Reports. To the Knowledge of Parent, none of Parent’s Reports is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, with respect to open comments occurring since the Applicable Date other than any immaterial correspondence.
6.9 Parent Takeover Statutes; Parent Rights Plan. Parent has expressly elected not to be governed by the provisions of the MBCA Section 302A.671. Assuming the accuracy of the representations and warranties set forth in Section 6.21: (i) Parent Board has taken all actions necessary so that the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011, Subd. 46 and Subd. 49, respectively, of the MBCA) set forth in Section 302A.673 of the MBCA or the definitions in Section 302A.011 of the MBCA related thereto, in each case, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Transactions; and (ii) there is no other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation that would prohibit or restrict the ability of Parent to enter into this Agreement or its ability to consummate the Mergers. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or is otherwise bound.
6.10 Certain Parent Actions. Since January 1, 2016, Parent has not issued a cash dividend to its stockholders and Parent does not issue any dividends in the Ordinary Course. Neither Parent nor any of its Subsidiaries has: (x) as of the Signing Date; or (y) from the Signing Date through the Closing, in the case of (x) or (y), taken any of the actions set forth in Section 7.1(b)(vii), Section 7.1(b)(viii) or Section 7.1(b)(xx)(A)(y) or Section 7.1(b)(xx)(D)(x).
6.11 Certain Parent Arrangements.
(a) To the Knowledge of Parent, there are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding shares of Company Common Stock or any member of Company’s management or Company Board, on the other hand, relating in any way to Company, Company’s securities, the transactions contemplated by this Agreement or to the operations of Company after the Effective Time.
(b) Neither Parent nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock except pursuant to this Agreement.
(c)  None of Parent or any Subsidiary of Parent is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any delay in the obtaining of, or increase the risk of not obtaining, the consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Mergers or the expiration of termination of any applicable waiting period, (b) increase the risk of any Governmental Order prohibiting the consummation of the Mergers, (c) delay the consummation of the Mergers, or (d) otherwise result, or would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.
6.12 Company Capital Structure.
(a) In the case of the Company, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock. As of the Measurement Date: (i) 5,270,969 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Common Stock were held by the Company in its treasury; and (iii) no shares of Company preferred stock were issued or outstanding. All of the outstanding shares of Company Common Stock have been duly authorized, validly issued, fully paid and are nonassessable and are free of preemptive rights. The Company has no shares of Company Common Stock or Company preferred stock reserved for issuance, except that, as of the Measurement Date, there were: (a) 91,016 shares of Company Common Stock reserved for future issuance under the Company Stock Plans; (b) 853,212 shares of Company Common Stock were subject to Company Options having a weighted average price of $32.50 per share; (c) 118,640 shares of Company Common Stock subject to outstanding Company PSU Awards (assuming maximum performance);

(d) 819,720 shares of Company Common Stock subject to outstanding Company RSU Awards; (e) 10,089,644 shares of Company Common Stock subject to Company Jones Act Warrants issued and outstanding that entitle the holder to purchase Company Common Stock at a price of $0.00001 per share on the terms and conditions set forth in the applicable warrant agreement; and (f) 1,494,064 shares of Company Common Stock subject to Company Creditor Warrants issued and outstanding that entitle the holder to purchase Company Common Stock at a price of $27.83 per share on the terms and conditions set forth in the applicable warrant agreement. No warrants or demand notes have been issued under the Jones Act Anti-Dilution Warrant Agreement. No shares of Company Common Stock are certificated.
(b) Section 6.12 of the Company Disclosure Letter sets forth the following information with respect to each Company Equity Award and Company Warrant outstanding as of the Signing Date, as applicable: (i) the name or identification number of the holder of such Company Equity Award or Company Warrant; (ii) whether such Company Equity Award or Company Warrant is a Company PSU Award, Company RSU Award, Company Option, Company Jones Act Warrant or Company Creditor Warrant; (iii) the number of shares of Company Common Stock subject to such Company Equity Award or Company Warrant; (iv) the exercise or purchase price of such Company Equity Award or Company Warrant; (v) the date on which such Company Equity Award or Company Warrant was granted; (vi) the date on which such Company Equity Award or Company Warrant expires; and (vii) the applicable vesting schedule, including the number of vested and unvested shares, if applicable.
(c) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries is owned beneficially and of record by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrance (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions).
(d) As of the Signing Date, except as set forth in this Section 6.12, there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption or transfer by the Company of any equity securities of the Company or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of the Company or its Subsidiaries.
(e) Since the Measurement Date and through the Signing Date, the Company has not (A) issued any shares of Company Common Stock or (B) granted any Company Equity Awards or similar awards.
(f) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth in the Existing Securityholders Agreement, there are no voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party with respect to the voting of Company Common Stock or company interests, voting securities or other equity interests of Company or any of its Subsidiaries.
6.13 Company Recommendation and Fairness. In the case of the Company, the Company Board has, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions: (a) determining that this Agreement and the Transactions are fair to, advisable and in the best interests of, the Company and the holders of shares of Company Common Stock; (b) approving and declaring advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement; (c) directing that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption; and (d) resolving to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way.
6.14 Company Brokers and Finders. Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has engaged Piper Sandler & Co. and Barclays Capital Inc., as its financial advisors, the fees and expenses of which will be paid by the Company.

6.15 Company Voting Requirements. The Requisite Company Approval is the only vote of holders of any securities of the Company or its Subsidiaries necessary to approve the Transactions.
6.16 Company Vessels
(a) Section 6.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Vessel, including: (i) its name; (ii) its official number; (iii) its flag; (iv) whether such Company Vessel is owned, leased or chartered; (v) the vessel type; and (vi) whether such Company Vessel is documented with the U.S. Coast Guard with a designation of the current endorsement for each documented Company Vessel. Neither the Company nor any Subsidiary of the Company owns, operates, leases or charters any vessels other than the Company Vessels set forth on Section 6.16(a) of the Company Disclosure Letter.
(b) Each Company Vessel is free and clear of all Encumbrances, other than Permitted Encumbrances.
(c) Each Company Vessel set forth on Section 6.16(b) of the Company Disclosure Letter (each, a “Company Coastwise Vessel”): (i) was built in the United States; (ii) is eligible for operation in Coastwise Trade; (iii) is documented as a U.S. flag vessel, has a valid Certificate of Documentation with coastwise endorsements or is qualified for coastwise documentation but not required to be documented; and (iv) has never: (x) been owned by or sold to any Person, or bareboat or demise chartered or leased to any Person, that did not qualify as a “citizen of the United States” as such term is defined in Section 2 of the Shipping Act of 1916, as amended, 46 U.S.C. § 50501; (y) been registered under the laws of a foreign country; or (z) been rebuilt foreign (as defined in 46 C.F.R. § 67.177).
(d) The Company and each Subsidiary of the Company that owns a Company Vessel maintains valid Certificates of Financial Responsibility (Oil Pollution) issued by the U.S. Coast Guard pursuant to the Federal Water Pollution Control Act for such Company Vessels (to the extent that such certificate may be required by applicable Law) and such other similar certificates as may be required in the course of the operation of such Company Vessels pursuant to applicable Law.
(e) No event has occurred and no condition exists that is reasonably likely to cause any classed Company Vessel’s classification to be suspended or withdrawn and all events and conditions that are required by such Company Vessel’s classification society to be reported as to such Company Vessel’s class have been disclosed and reported to such Company Vessel’s classification society.
(f) Each Company Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company Vessel has complied in all material respects with the regulations regarding officers and crew in force in the country of such Company Vessel’s flag or any other applicable Law.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Company Vessel: (A) is duly registered under the flag set forth in Section 6.16 of the Company Disclosure Letter; (B) is adequate and suitable for use by Company in its business as presently conducted; (C) is afloat and seaworthy; (D) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the Ordinary Course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid; and (E) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, except to the extent such classification is not required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Company Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Company Vessel’s classification society.
(h) No Company Vessel is subject to: (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives the Company or any of its Subsidiaries (as applicable) of the use of such Company Vessel; or (iv) any requisition for hire, and no Company Vessel has been subject to such events within the last three (3) years.
(i) Each of the Company Vessel’s insurances are, except as would not reasonably be expected to have a Material Adverse Effect:
(i)  in dollars;
(ii)  in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least equal to the fair market value of that Company Vessel;
(iii) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry;
(iv) in the case of protection and indemnity risks, in respect of the full tonnage of its Company Vessel;
(v)  on approved terms customary in major marine insurance markets; and
(vi) through internationally recognized marine insurance brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.
6.17 Company Financial Statements. Attached to Section 6.17 of the Company Disclosure Letter are the Company’s audited condensed consolidated balance sheets as of December 31, 2025 and December 31, 2024 and the related condensed consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the twelve (12) months ended December 31, 2025, 2024 and 2023 (collectively, the “Company Audited Financial Statements”). Except as set forth on Section 6.17 of the Company Disclosure Letter, the Company Audited Financial Statements (including related notes, if any) (a) were prepared in all material respects in accordance with GAAP during the periods involved, and (b) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. The financial books and records of the Company and its Subsidiaries are accurate and complete, in all material respects, have been maintained in accordance with sound business practices and GAAP (to the extent applicable) and accurately present and reflect in all material respects all of the transactions and actions described therein and the Company Audited Financial Statements have been prepared, in all material respects, in accordance with such books and records.
6.18 Company Internal Controls and Procedures.
(a) The Company is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any agreement described in Section 303(a)(4) of Regulation S-K promulgated under the Exchange Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s consolidated financial statements.
(b) The Company maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly owned Subsidiary of the Company or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, the Company’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.
(c) Since the Applicable Date, none of the Company Board or the audit committee of the Company Board or, to the Knowledge of the Company, the Company’s auditors: (i) has received any written notification of any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; (ii) has identified for the Company’s auditors, the Company Board and the audit committee of the Company Board any “material weakness” in internal controls over financial reporting; or (iii) has received any written notification of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since the Applicable Date, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or the Company’s policy contemplating such reporting, including in instances not required by those rules. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from the Company’s employees regarding questionable accounting or auditing matters, have been received by the Company.
6.19 Company Security Clearances. At any time during the three (3) year period prior to the Signing Date, the Company and each of its Subsidiaries has been in material compliance with the NISPOM, if applicable, and any other applicable personnel or facility clearances regulations or contract provisions and all of the Company’s facilities with a facility security clearance have held at least a “satisfactory” rating from the DCSA with respect to the facility security clearances the Company is required to possess in order to perform under a Contract with a Governmental Entity. Neither the Company nor any of its Subsidiaries has any unresolved audit or findings with DCSA or its predecessor agency or other relevant cognizant security agencies concerning any facility security clearance. To the Knowledge of the Company, other than this Agreement and the transactions contemplated hereby, there is no existing information, fact, condition, or circumstance that could reasonably be expected to cause the Company or any of its Subsidiaries to lose a facility security clearance.
6.20 Company Takeover Statutes; Company Rights Plan. The Company has expressly elected not to be governed by Section 203 of the DGCL pursuant to Section 203(b)(1) of the DGCL. There is no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to the Company and the shares of Company Common Stock, this Agreement or the Transactions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.
6.21 Certain Company Arrangements.
(a) To the Knowledge of the Company, there are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Company or any of its Affiliates, on the one hand, and any beneficial owner of outstanding shares of Parent Common Stock or any member of Parent’s management or Parent Board, on the other hand, relating in any way to Parent, Parent’s securities, the transactions contemplated by this Agreement or to the operations of Parent after the Effective Time.
(b) Neither the Company nor any of its Subsidiaries or its or their Affiliates (i) beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Subsidiary of Parent, and none of the Company, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Parent Common Stock except pursuant to this Agreement; and (ii) is an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA.
(c) None of the Company or any Subsidiary of the Company is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to: (a) impose any delay in the obtaining of, or increase the risk of not obtaining, the consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Mergers or the expiration or termination of any applicable waiting period; (b) increase the risk of any Governmental Order prohibiting the consummation of the Mergers; (c) delay the consummation of the Mergers; or (d) otherwise result, or would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.
ARTICLE VII

COVENANTS
7.1 Interim Operations.
(a) Each of the Company and Parent covenants and agrees as to itself and its Subsidiaries that, during the Interim Period (unless the Company or Parent, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed) (e-mail from representatives of such other Party on the Integration Planning Committee being sufficient)), and except as otherwise expressly contemplated by this Agreement or the Plan of Conversion, as may be required by applicable Law or as set forth in Section 7.1(a) of such Party’s Disclosure Letter: (i) such Party and its Subsidiaries will use its commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course; and (ii) to the extent consistent therewith, such Party and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, Service Providers and business associates and keep available the services of its and its Subsidiaries’ present Service Providers and agents, except as otherwise expressly contemplated by this Agreement.
(b) Without limiting the generality of and in furtherance of Section 7.1(a), during the Interim Period, except as otherwise (v) commercially reasonable in response to an Emergency (including incurring expenditures to address or mitigate the effects of any Emergency); (w) expressly contemplated by this Agreement (including the Plan of Conversion, the Requisite Parent Vote and the Optional Parent Vote); (x) required by applicable Law; (y) approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) (e-mail from representatives of such other Party on the Integration Planning Committee being sufficient); or (z) set forth in Section 7.1(b) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:
(i) make or propose any change to such Party’s Organizational Documents or, except for amendments that would both not materially restrict the operations of such Party’s businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, the Organizational Documents of any of such Party’s Subsidiaries;
(ii) except for any such transactions among its direct or indirect wholly owned Subsidiaries: (A) merge or consolidate itself or any of its Subsidiaries with any other Person; or (B) restructure, reorganize or completely or partially liquidate;
(iii) acquire assets from any other Person: (A) with a fair market value or purchase price in excess of $10,000,000 in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation; or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, other than in the case of clause (A): (w) acquisitions in the Ordinary Course of inventory or other parts and accessories necessary for the ongoing operation of the business of such Party and its Subsidiaries; (x) acquisitions in order to maintain and sustain such Party’s and its Subsidiaries’ vessels, assets and equipment in the Ordinary Course, including upgrades required by law, customers or class societies; (y) acquisitions pursuant to Material Contracts as in effect on the Signing Date; and (z) transactions among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;
(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of: (A) any shares of its capital stock or of any of its Subsidiaries or other ownership interest in Company or any Subsidiaries (other than (I) Encumbrances that are required by or automatically effected by the Company Credit Agreements or the Parent Credit Agreements, as applicable; or (II) the issuance of shares: (x) by its direct or indirect wholly owned Subsidiary to it or another of its direct or indirect wholly owned Subsidiaries; (y) pursuant to the exercise or settlement of equity-based awards or warrants outstanding as of (and on the terms in effect on) the Signing Date or granted after the Signing Date in accordance with Section 7.1(b)(xvi); or (z) granted in accordance with Section 7.1(b)(xvi) in each of clauses (y) and (z), in accordance with their terms and, as applicable, the plan documents as in effect on the Signing Date); (B) any rights issued by the Company or any of its Subsidiaries that are linked in any way to the price of any class of its capital stock or of any class of capital stock of any of its Subsidiaries, their value, the value of any of their respective Subsidiaries or any part of its or their assets, business or Subsidiaries or any dividends or other distributions declared or paid on any shares of its capital stock or the capital stock of any of its Subsidiaries; or (C) securities or instruments convertible or exchangeable into or exercisable for any shares of such capital stock or ownership interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or ownership interests or such convertible or exchangeable securities or instruments;
(v) create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries, except for Encumbrances: (A) that are required by or automatically effected by Contracts in place as of the Signing Date; (B) that do not materially detract from the value of such assets; or (C) that do not materially impair the operations of such Party or any of its Subsidiaries;
(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its direct or indirect wholly owned Subsidiaries or to or from Parent and any of its direct or indirect wholly owned Subsidiaries, as applicable, or in accordance with Section 7.1(b)(xvi)) in excess of $250,000 individually or $1,000,000 in the aggregate;
(vii) except to the extent expressly provided by, and consistent with, Section 7.1(b)(vii) of such Party’s Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modify in any material respect its dividend policy; provided that, this clause (vii) shall not prohibit Parent from making any dividend or other distribution to the extent such distribution or other dividend is made in the Ordinary Course;
(viii) reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to: (A) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of such Party; or (B) the acquisition of shares of Company Common Stock or Parent Common Stock in order to pay the exercise price or Taxes in connection with the exercise, vesting or settlement of Company Equity Awards or Parent Equity Awards outstanding as of the Signing Date or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Company Stock Plans or Parent Stock Plans and the applicable award agreement, in the Ordinary Course; provided that, this clause (viii) shall not prohibit Parent from undertaking any such action to the extent such action is made in the Ordinary Course;
(ix) except to the extent expressly provided by, and consistent with, Section 7.1(b)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, any capital expenditures or any regulatory dry dock and related expenses deferred in accordance with such Party’s current accounting policies, except any such expenditures or expenses: (A) not in excess of $15,000,000 in the aggregate during any consecutive 12 month period (other than capital expenditures or dry dock and related expenses within the thresholds set forth in Section 7.1(b)(ix) of such Party’s Disclosure Letter); (B) not in excess of $5,000,000 (net of insurance proceeds) in the aggregate that such Party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property; or (C) paid by any direct or indirect wholly owned Subsidiary to such Party or to any other direct or indirect wholly owned Subsidiary of such Party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided, that such Party will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x) other than in the Ordinary Course (which shall not include any matter that would be required to be disclosed by such Party on Form 8-k, assuming, in the case of the Company, that the Company was subject to the periodic reporting requirements of Section 13 or Section 15 of the Exchange Act) or in connection with any transaction or potential transaction described in Section 7.1(b)(x) of such Party’s Disclosure Letter, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, adversely amend, modify or supplement in any material respect, or waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, any material right or interest pursuant to or in, any Material Contract other than: (A) expirations and renewals of any such Contract in the Ordinary Course in accordance with the terms of such Contract; (B) non-exclusive licenses under Intellectual Property owned by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in each case, granted to customers in the Ordinary Course; or (C) any agreement among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;
(xi) other than in the Ordinary Course (which shall not include any matter that would be required to be disclosed by such Party on Form 8-k, assuming, in the case of the Company, that the Company was subject to the periodic reporting requirements of Section 13 or Section 15 of the Exchange Act) or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries except debts or claims among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;
(xii) settle or compromise, or offer or propose to settle or compromise, any material Proceeding against such Party or its Subsidiaries (other than any material Proceeding relating to Taxes), including before a Governmental Entity, except: (A) for amounts recoverable from insurance in effect for such Party (or deductibles under such policy); (B) for uninsured amounts not in excess of $5,000,000 in any one instance; or (C) in accordance with the parameters set forth in Section 7.1(b)(xii) of such Party’s Disclosure Letter; provided, that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief (other than customary confidentiality and release obligations) which, in either case: (x) imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates or (y) includes an admission of fault or criminal culpability;
(xiii) amend any material financial accounting policies or procedures, except as required by changes to GAAP;
(xiv) (A) make (outside of the Ordinary Course), change or revoke any material election with respect to Taxes or Tax matters if such action would result in a material net increase in the Tax liability of such Party or its Subsidiaries; (B) change any material Tax accounting method or period; (C) enter into any material closing agreement with respect to Taxes; (D) enter into any material Tax sharing, allocation or indemnification agreement or arrangement (other than (1) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (2) a commercial agreement or arrangement the primary purpose of which is not Taxes); (E) settle, compromise or otherwise finally resolve any material Tax claim, audit, assessment or dispute for an amount materially in excess of amounts reserved therefor in accordance with GAAP; (F) surrender any right to claim a refund of a material amount of Taxes; (G) change its tax residency; or (H) take any action that could, or could reasonably be expected to, prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment;
(xv) transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance (other than Permitted Encumbrances) upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries, or any Owned Real Property, except in connection with: (A) sales of or non-exclusive licenses of the foregoing provided in the Ordinary Course; (B) sales of obsolete assets; (C) sales, leases, licenses or other dispositions of assets (not including services or sales of inventory in the Ordinary Course) with a fair market value not in excess of $5,000,000 in any transaction or series of related transactions in the aggregate other than pursuant to Material Contracts in effect prior to the Signing Date, or entered into after the Signing Date in accordance with this Agreement; (D) sales among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries; and (E) the expiration of registered Intellectual Property at the end of its maximum statutory term;

(xvi) except as required by the terms of any Benefit Plan as in effect on the Signing Date (or as established or amended after the Signing Date in accordance with this Agreement), as expressly permitted under this Agreement or as required by applicable Law, increase or change the compensation or benefits payable to any Service Provider other than in the Ordinary Course; provided, that, notwithstanding the foregoing, except as expressly disclosed in Section 7.1(b)(xvi) of such Party’s Disclosure Letter or required pursuant to a Company Benefit Plan or Parent Benefit Plan, as applicable, in effect as of the Signing Date (or as established or amended after the Signing Date in accordance with this Agreement), the Parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any outstanding awards under any Company Benefit Plan or Parent Benefit Plan, as applicable; (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any Service Provider with annual base salary greater than or equal to $300,000 (other than changes in health and welfare benefits (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, and are generally applicable to all salaried Service Providers in the Ordinary Course); (D) terminate, enter into, amend or modify or renew any material Benefit Plan, other than: (1) routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a material Benefit Plan if it were in existence as of the Signing Date; and (2) offer letters for individuals hired as permitted by clause (I) of this Section 7.1(b)(xvi) that are provided in the Ordinary Course and follow in all material respects the applicable form of offer letter made available to the other Party and do not provide for any severance, transaction, retention or change-in-control entitlements; (E) accelerate the vesting of any compensation for the benefit of any Service Provider; (F) increase or change the severance terms applicable to any Service Provider; (G) take any action to fund or secure the payment of any amounts under any Benefit Plan; (H) other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan; or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a Party intends to hire an individual to replace an executive officer of such Party, such Party shall first consult in good faith with the other Party prior to, and with respect to, the hiring of such individual;
(xvii) recognize any Union as the bargaining representative of any of the employees of the Party or its Subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any Labor Agreement;
(xviii) implement or announce any reductions-in-force, office or plant closings, layoffs, or similar personnel actions that would trigger the notice requirements of the WARN Act;
(xix) other than in the Ordinary Course, waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any Service Provider of the Party or any of the Party’s Subsidiaries;
(xx) create, incur or assume any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee or otherwise become liable for any such Indebtedness, in each case, following the Signing Date; except for (A) Indebtedness incurred under (x) the Company Credit Agreements in an aggregate principal amount outstanding at any time not to exceed $10,000,000 (together with any interest, fees or similar amounts accrued with respect to Indebtedness under the Company Credit Agreements) and (y) the Parent ABL Credit Agreement in an aggregate principal amount outstanding at any time not to exceed $10,000,000 (together with any interest, fees or similar amounts accrued with respect to Indebtedness under the Company ABL Credit Agreement); (B) guarantees by the Company or any direct or indirect wholly owned Subsidiary of the Company of Indebtedness of the Company or any other direct or indirect wholly owned Subsidiary of the Company pursuant to the Company Credit Agreements (as in effect on the Signing Date (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Parent pursuant to Section 7.7(b)); (C) guarantees by Parent or any direct or indirect wholly owned Subsidiary of Parent of Indebtedness of Parent or any other direct or indirect wholly owned Subsidiary of Parent pursuant to the Parent Credit Agreements and the Parent Senior Notes Indenture (each as in effect on the Signing Date (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by the Company pursuant to Section 7.7(b) or 7.7(c), as applicable)); (D) Indebtedness incurred pursuant to (x) letters of credit issued under the Parent ABL Credit Agreement in the Ordinary Course and (y) letters of credit, performance bonds or other similar arrangements which do not, in the aggregate, under this clause (y) exceed a face amount of $10,000,000 at any time outstanding; (E) Swaps or other similar Contracts or arrangements entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the Signing Date; (F) Indebtedness of the type described in clause (iii) of the definition thereof which does not, in the aggregate, exceed a face amount of $5,000,000 at any time outstanding; (G) unsecured Indebtedness incurred solely among such Party and its direct or indirect wholly owned Subsidiaries or solely among such Party’s direct or indirect wholly owned Subsidiaries, (H) Indebtedness of the type described in clause (ix) of the definition thereof that relates to interest and fees on Indebtedness existing on the Signing Date or otherwise permitted by this Section 7.1(b)(xx) and (I) Indebtedness (other than any Indebtedness under the Parent ABL Credit Agreement) in an aggregate principal amount outstanding at any time not to exceed $10,000,000;
(xxi) with respect to Parent, convene any special meeting (or any adjournment or postponement thereof) of Parent’s respective stockholders other than the Parent Shareholders Meeting;
(xxii) fail to maintain existing material insurance policies or comparable replacement policies to the extent such policies are typically maintained by other similarly situated offshore service providers and to the extent available for a reasonable cost; or
(xxiii) agree or commit to do any of the foregoing.
(c) If a Party does not promptly approve the other Party’s request to effect any action that is otherwise prohibited pursuant to Section 7.1(a) or (b), the requesting Party may ask that the Party whose approval is required convene a meeting of its board of directors to consider and vote on such request and direct its officers to effect such board decision. Nothing contained in this Agreement shall give the Company or Parent, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of the Company or Parent shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.
7.2 Acquisition Proposals; Change of Recommendation.
(a) No Solicitation. Except as expressly permitted by this Section 7.2, during the Interim Period, each of the Company and Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ officers and directors not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, financial advisors, attorneys, accountants and other advisors, agents or representatives not to (such employees, financial advisors, attorneys, accountants and other advisors, agents or representatives, together with such directors and officers referenced above, collectively, “Representatives”), directly or indirectly:
(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;
(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to refer the inquiring person to this Section 7.2 and to limit its conversation or other communication exclusively to such referral);
(iii) provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;
(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(v) waive or release any Person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract; provided that if Parent (acting under the direction of the Parent Board), as applicable, determines in good faith after consultation with its outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law, then Parent may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or
(vi) resolve, agree or publicly propose to, or permit any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to, take any of the actions referred to in clauses (i) - (v).
(b) Exceptions. Notwithstanding anything in this Section 7.2 to the contrary, prior to the time, but not after, the Requisite Parent Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal received after the Signing Date (that did not result from a breach of the obligations set forth in this Section 7.2), Parent and its Representatives (acting under the direction of the Parent Board), as applicable, may:
(i) provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal and its Representatives; provided that such information has previously been made available to, or is made available to, the Company prior to or substantially concurrently with the time such information is made available to such Person (and in any event within 24 hours) and that, prior to furnishing any such information, Parent receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing terms that are substantially similar to, and generally not less restrictive to the other party than, the terms in the Confidentiality Agreement are on the Company (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance by Parent with this Section 7.2(b)(i) and shall be provided to the Company promptly following its execution; or
(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal. in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Parent Board (or relevant committee thereof) determines in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with its financial advisor: (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) failure to engage in such activities would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law. Notwithstanding the foregoing, Parent shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 7.2(b) except in accordance with a “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information of Parent or its Subsidiaries, which procedures shall be consistent in all material respects with Parent’s practices in dealing with the disclosures of such information to the Company or its Representatives prior to the Signing Date.
(c) Notice of Acquisition Proposals. Each of the Company and Parent shall promptly (and, in any event, within 48 hours) give written notice to the other Party if: (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by; (ii) any information is requested in connection with any Acquisition Proposal from; or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of its or their Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or modifications thereto, which, for the avoidance of doubt, shall include (among other things) any changes to the form or amount of consideration) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d) No Change of Recommendation.
(i) Except as permitted by Section 7.2(d)(ii) or Section 7.2(d)(iii), Parent agrees that the Parent Board, including any committee thereof, shall not:
(A) withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the Parent Recommendation in a manner adverse to the Company;
(B) fail to include the Parent Recommendation in the Proxy Statement/Prospectus;
(C) fail to recommend against: (x) acceptance of any tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock; or (y) any Acquisition Proposal that is publicly announced, in each case, within ten Business Days after the commencement of such tender offer or exchange offer or public announcement of such Acquisition Proposal (or, if earlier, prior to the Parent Shareholders Meeting) (for the avoidance of doubt, the taking of no position or a neutral position by the Parent Board in respect of the acceptance of any such tender offer or exchange offer or Acquisition Proposal as of the end of such period shall constitute a failure to recommend against acceptance of any such offer or Acquisition Proposal);
(D) approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any Acquisition Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) constituting or relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and this clause (D) of this Section 7.2(d)(i), a “Change of Recommendation”); or
(E) cause or permit the Parent or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.
(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Requisite Parent Vote is obtained, if an unsolicited, bona fide written Acquisition Proposal received after the Signing Date that did not result from a breach of Parent’s obligations set forth in Section 7.2(a) is received by Parent and is not withdrawn, and the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that: (A) such Acquisition Proposal constitutes a Superior Proposal; and (B) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law, the Parent Board may effect a Change of Recommendation; provided, however, that, prior to taking such action, Parent has given the Company written notice of such action at least five Business Days in advance, which notice shall set forth in writing that the Parent Board: (x) received a bona fide Acquisition Proposal that has not been withdrawn; (y) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (z) intends to effect a Change of Recommendation (such notice, the “Board Recommendation Notice”) and shall comply in form, substance and delivery with the provisions of Section 7.2(c). After giving such Board Recommendation Notice and prior to making a Change of Recommendation as described above, Parent shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the Company (to the extent the Company wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal. At the end of the five Business Day period, prior to and as a condition to making a Change of Recommendation as described above, the Parent Board shall take into account any adjustments or revisions to the terms of this Agreement irrevocably offered in writing by the Company and any other information offered by the Company in response to the Board Recommendation Notice, and shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor, that: (A) the Superior Proposal would continue to constitute a Superior Proposal, if such changes irrevocably offered in writing by the Company were to be given effect; and (B) failure to pursue such Superior Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law. Each and any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(ii) and require a new Board Recommendation Notice, except that references in this Section 7.2(d)(ii) to “five Business Days” shall be deemed to be references to

“three Business Days” and such three Business Day period shall expire at 11:59 p.m. (Eastern time) on the third Business Day immediately following the day on which such new Board Recommendation Notice is delivered (it being understood and agreed that in no event shall any such additional three Business Day period be deemed to shorten the initial five Business Day period).
(iii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Requisite Parent Vote is obtained, the Parent Board may effect a Change of Recommendation if: (A) an Intervening Event has occurred; and (B) prior to taking such action, the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, Parent has given the Company a Board Recommendation Notice five Business Days in advance, which notice shall comply in form, substance and delivery with the provisions of Section 7.2(c) and include a reasonably detailed description of such Intervening Event. After giving such Board Recommendation Notice and prior to effecting a Change of Recommendation, Parent shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the Company (to the extent the Company wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Effect to cease to be an Intervening Event. At the end of the five Business Day period, prior to and as a condition to effecting a Change of Recommendation, the Parent Board shall take into account any adjustments or revisions to the terms of this Agreement irrevocably offered in writing by the Company and any other information offered by the Company in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that: (I) such Intervening Event remains in effect; and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law if such adjustments or revisions irrevocably offered in writing by the Company were to be given effect.
(iv) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Parent shall not and shall not permit any of its Subsidiaries to enter into an Alternative Acquisition Agreement unless and until this Agreement has first been terminated in accordance with its terms and, if applicable, the Parent Termination Fee has been paid to the Company pursuant to Section 9.2(c).
(e) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company or Parent, as applicable, from: (i) complying with its disclosure obligations under applicable United States federal or state Law with regard to an Acquisition Proposal; (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; or (iii) making any disclosure if the Parent Board determines in good faith after consultation with Parent’s outside counsel that failure to make such disclosure would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law; provided, that, the foregoing notwithstanding, Parent may not effect a Change of Recommendation except in accordance with Section 7.2(d)(ii) or Section 7.2(d)(iii); and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication under clause (ii)) shall be deemed to be a Change of Recommendation (including for purpose of Section 7.2(d)(ii) and Section 7.2(d)(iii)) unless the Company Board or the Parent Board, as applicable, expressly reaffirms the Company Recommendation or the Parent Recommendation, as applicable, in such disclosure and expressly rejects any applicable Acquisition Proposal.
(f) Existing Discussions. Each of the Company and Parent shall, shall cause their respective Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted within two years prior to the Signing Date with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company and Parent, as applicable, shall promptly, and in any event within 24 hours of the Signing Date, deliver a written notice to each such Person providing only that each of the Company and Parent, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of the Company or Parent, as applicable, or any of their respective Subsidiaries, as applicable. The Company and Parent, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.
(g) Representatives. Any violation of the restrictions contained in Section 7.2(a) by any of a Party’s Representatives shall be deemed to be a breach of Section 7.2(a) by such Party. The Parties shall use reasonable best efforts to ensure that their respective Representatives are aware of the provisions of Section 7.2(a).
(h) Takeover Statutes. Neither Party shall take any action to exempt any Person from the restrictions of any otherwise applicable Takeover Statute or otherwise cause such restrictions not to apply to any Person (other than to the other Parties to this Agreement or as otherwise expressly contemplated under Section 7.15 of this Agreement), or agree to do any of the foregoing.
7.3 Proxy Statement/Prospectus Filing; Information Supplied.
(a) As promptly as practicable after the Signing Date, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”), in which the proxy statement relating to the Parent Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) shall be included, registering the shares of Converted Parent Common Stock to be issued in exchange for the shares of Company Common Stock and Creditor Warrants in the First Company Merger and shares of Converted Parent Common Stock underlying Assumed Warrants and Assumed Creditor Warrants (other than such shares of Converted Company Common Stock being issued to or underlying Assumed Warrants and Assumed Creditor Warrants of the Consenting Holders). Parent shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy Statement/Prospectus to its shareholders and the Company’s stockholders, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions. Subject to Section 7.2, unless the Parent Board has made a Change of Recommendation in accordance with Section 7.2(d)(ii) or Section 7.2(d)(iii), Parent must include the Parent Recommendation, in the Proxy Statement/Prospectus.
(b) Each of Parent and the Company shall promptly notify the other of the receipt of all comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement or Proxy Statement/Prospectus. Parent shall advise the Company, promptly after: (i) receipt of notice thereof; (ii) of the time of effectiveness of the Registration Statement; (iii) the issuance of any stop order relating thereto or the suspension of the qualification of shares of Converted Parent Common Stock for offering or sale in any jurisdiction; (iv) the initiation or written threat of any proceeding for any such purpose (and each of Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension referred to in clause (iii) or proceeding referenced in clause (iv) lifted, reversed or otherwise terminated); or (v) any request by the SEC for the amendment or supplement of the Registration Statement or the Proxy Statement/Prospectus. The Company shall furnish all information concerning the Company and the holders of Company Common Stock, and provide such other assistance, as may be reasonably requested in connection with any such action and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement/Prospectus, the Registration Statement and the resolution of any comments to either of the foregoing documents received from the SEC.
(c) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in: (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of Parent and at the time of the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent will use its reasonable best efforts (with the Company’s reasonable cooperation) to cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy Statement/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in Parent’s prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Registration Statement and, as required by applicable Law, in Parent’s disseminating the information contained in such amendment or supplement to the Parent shareholders.
(d) Parent will provide the Company and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC or the staff of the SEC with respect thereto, and other documents related to the Parent Shareholders Meeting or the Requisite Parent Vote Matters, and Parent will consider, in good faith, incorporating any such comments proposed by the Company or its legal counsel prior to filing such documents with the applicable Governmental Entity and mailing such documents to the shareholders of Parent, as applicable. Each Party agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 7.3(d) shall: (i) not apply with respect to information relating to a Change of Recommendation; and (ii) in respect of documents filed by Parent that are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, apply only with respect to the information relating to the Transactions, the Parent Shareholders Meeting, the Requisite Parent Vote Matters or the Company or the Company’s business, financial condition or results of operations or, after the Effective Time, Parent.
(e) As promptly as reasonably practicable following the Signing Date, the Company will deliver to Parent the unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement (the “Company Interim Financial Statements”). The Company shall ensure that the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement, will comply with all SEC requirements with respect thereto and will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, as of the dates of and for the periods referred to in the Company Interim Financial Statements. The Company shall reasonably cooperate, and shall direct its independent auditors to reasonably cooperate, with Parent in connection with the preparation of any pro forma financial statements that are derived in part from the Company Audited Financial Statements and the Company Interim Financial Statements or other financial statements of the Company and shall provide Parent with a reasonable opportunity to consult with the Company and its Representatives, including its independent auditors, from time to time prior to the Closing, with respect to the progress of the preparation of such Company Interim Financial Statements or pro forma financial statements.
7.4 Requisite Company Approval and Parent Shareholders Meeting.
(a) The Company will take all reasonable action necessary, in accordance with this Agreement, applicable Law, its Organizational Documents and the Existing Securityholders Agreement, to obtain the Requisite Company Approval promptly after the execution and delivery of this Agreement by all parties and, in any event, by not later than 11:59 p.m. (Eastern Time) on the first Business Day following the date hereof (such time, the “Consent Time”). If the Requisite Company Approval is obtained in the form of duly executed written consents that are delivered to Company, Company will deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission).
(b) Parent shall, as promptly as practicable after the Signing Date and in consultation with the Company, set a preliminary record date for the Parent Shareholders Meeting and commence a broker search in accordance with Rule 14a-13 under the Exchange Act in connection therewith. Parent will take, in accordance with this Agreement, applicable Law and its Organizational Documents, all action necessary to duly call, give notice of, convene and hold the Parent Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective, with a record date and meeting date to be selected after reasonable consultation with the Company, for the purpose of: (i) seeking the Requisite Parent Vote and the Optional Parent Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Parent Shareholders Meeting was originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve the Requisite Parent Vote Matters to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting. Parent shall, subject to the right of the Parent Board to effect a Change of Recommendation in accordance with Section 7.2(d)(ii) or Section 7.2(d)(iii), use reasonable best efforts to solicit from the shareholders of Parent proxies in favor of the Requisite Parent Vote Matters and the Optional Parent Vote Matters and to secure the Requisite Parent Vote and the Optional Parent Vote (it being understood that the foregoing shall not require the Parent Board to recommend, or solicit proxies, in favor of the Requisite Parent Vote Matters and the Optional Parent Vote Matters if a Change of Recommendation has been effected in accordance with Section 7.2(d)(ii) or Section 7.2(d)(iii)). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligation to call, give notice of, convene and hold the Parent Shareholders Meeting in accordance with this Section 7.4(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.
(c) Parent agrees: (x) to provide the Company reasonably detailed periodic updates concerning proxy solicitation results on a timely basis; and (y) to give written notice to the Company one day prior to the Parent Shareholders Meeting, and on the day of, but prior to the Parent Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Parent Vote has been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Parent Shareholders Meeting is scheduled: (A) Parent has not received proxies representing the Requisite Parent Vote, whether or not a quorum is present; or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is required to be delivered, Parent may, or if the Company so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders Meeting, as long as the date of the Parent Shareholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or to a date that is no later than two Business Days prior to the Outside Date; provided, that Parent may not adjourn or postpone the Parent Shareholders Meeting pursuant to clause (A) above more than two times unless such extension is requested by the Company or made with the Company’s prior written consent.
(d) The only matters to be voted upon at the Parent Shareholders Meeting are the Requisite Parent Vote, the Optional Parent Vote and other routine proposals required in connection with such vote.
7.5 Cooperation; Efforts to Consummate.
(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 7.2), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings (including by filing no later than 20 Business Days after the Signing Date the notification and report form required under the HSR Act), obtaining as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (“Consents”) necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.
(b) The Company and Parent shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals, notices, reports or

Filings made with, or submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement/Prospectus and the Registration Statement). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Entity in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Entity in connection with the Transactions and the material communications between such Party and such Governmental Entity, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Prior to submitting any such Filing (except for the Parties’ submissions in relation to the HSR Act) or communication to any Governmental Entity in relation to any applicable Antitrust Law or Foreign Investment Law, each Party shall consult in good faith with the other Party and consider in good faith the views of the other Party with respect to the form and content of such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act notification filings) and material communications between them and their Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 7.5, provided that materials furnished pursuant to this Section 7.5 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of the Company and Parent and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to any contractual timing agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.
(c) Subject to Section 7.1(b) of such Party’s Disclosure Letter and the terms and conditions of this Agreement, neither Parent nor the Company shall, and each of them shall cause their respective Subsidiaries not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, materially adversely affect or materially delay obtaining any Consent or making any Filing contemplated by this Section 7.5 or the timely receipt thereof.
(d) Without limiting the generality of the undertakings pursuant to this Section 7.5, but on the terms and subject to the terms and conditions set forth in this Agreement, including Section 7.5(f), each of the Company and Parent agree to:
(i) promptly provide or make an appropriate response to any request by a Governmental Entity pursuant to Antitrust Law or Foreign Investment Law for information or documentary material with respect to the Transaction;
(ii) promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to: (A) avoid the entry of; and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including, if necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein (I) defending through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (II) (x) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or Parent or any of their respective Subsidiaries, and promptly effecting such sale, lease, license, divestiture, disposal or holding separate, (y) agreeing to restrictions or actions that after the Effective Time would limit Parent’s or its Subsidiaries’ freedom of action or operation with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets or (z) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations of the Company or Parent or either of their respective Subsidiaries, and in each case entering into agreements with, and submitting to orders of, the relevant Governmental Entity as needed to effect the foregoing (any such action described in clause (II), a “Regulatory Remedy”).
(e) Notwithstanding anything in this Section 7.5 to the contrary, neither this Section 7.5 nor the “reasonable best efforts” standard herein shall require, or be construed to require, the Company or Parent or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article VIII as they apply to such Party or (ii) take, effect or agree to any Regulatory Remedy described in clause (II) above unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing and relates only to the Company, Parent and their respective Subsidiaries.
(f) For the avoidance of doubt, the Company and Parent shall use reasonable best efforts to cooperate with each other and work in good faith in formulating any Regulatory Remedy.
7.6 Status Notifications. Subject to applicable Law and except as otherwise required by any Governmental Entity, each of the Company and Parent shall keep the other apprised of the status of material matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by the Company or Parent, as applicable, or any of its Subsidiaries from any third party and/or any Governmental Entity with respect to the Transactions.
7.7 Treatment of Indebtedness.
(a) Prior to the Closing Date, Parent shall: (a) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness and other obligations of Parent and each applicable Subsidiary of Parent as required under the Parent ABL Credit Agreement (the amounts outstanding under the Parent ABL Credit Agreement, the “Parent Indebtedness Payoff Amount”); (b) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Parent Indebtedness Payoff Amount, including the termination of the commitments under the Parent ABL Credit Agreement, in each case, prior to or substantially concurrently with the Effective Time; and (c) procure, obtain and deliver customary payoff letter(s) and lien releases, in each case, in form and substance reasonably satisfactory to Company (“Payoff Letters”), with respect to the Parent ABL Credit Agreement in sufficient form to terminate all Encumbrances, all guaranties and other obligations thereunder (other than contingent obligations for which no claim has been made and which expressly survive the termination thereof), drafts of which shall have been provided to the Company and its counsel at least ten (10) Business Days prior to the Closing Date (or such shorter time as the Company may agree in its discretion) (with executed, as applicable, copies thereof to be provided as soon as available, and in no case later than one (1) Business Day prior to the Closing Date). Parent shall irrevocably pay off, or cause to be paid off, prior to or substantially contemporaneously with the Effective Time, the Parent Indebtedness Payoff Amount.
(b) Prior to the Closing Date, without the Company’s prior written consent, Parent will not, and will cause its directors, officers and Representatives not to, amend or supplement any Parent Credit Agreement except to terminate the Parent ABL Credit Agreement in accordance with Section 7.7(a) or to comply with the terms of the Parent ABL Credit Agreement to add any Subsidiary of Parent as a guarantor thereunder in accordance with Section 10.1.9 of the Parent ABL Credit Agreement (as in effect on the Signing Date (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by the Company pursuant to this Section 7.7(b)). Prior to the Closing Date, without Parent’s prior written consent, the Company will not, and will cause its directors, officers and Representatives not to, amend or supplement any Company Credit Agreement except as provided in Section 7.7(d) and except to comply with the terms of Sections 6.11 or 6.12 of each Company Credit Agreement (as in effect on the Signing Date (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by Parent pursuant to this Section 7.7(b)).
(c) Prior to the Closing Date, without Company’s prior written consent, Parent will not, and will cause its directors, officers, Representatives and Subsidiaries not to, amend or supplement the Parent Senior Notes

Indenture except to comply with the terms of the Parent Senior Notes Indenture to add any Subsidiary of Parent as a guarantor thereunder in accordance with Section 4.15 of the Parent Senior Notes Indenture (as in effect on the Signing Date (or after giving effect to such amendments and/or supplements thereto as may be expressly consented to by the Company pursuant to this Section 7.7(c))).
(d) The Company shall timely provide or cause to be provided to Parent, on or prior to the Effective Time, a waiver, amendment or consent to each Company Credit Agreement as required to permit the Second Company Merger to occur as of the Second Company Merger Effective Time pursuant to Section 7.04 of each Company Credit Agreement.
7.8 Information; Access and Reports.
(a) Subject to applicable Law and the other provisions of this Section 7.8, each of the Company and Parent shall (and shall cause its Subsidiaries to), upon reasonable advance written notice by the other Party, use reasonable best efforts to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable advance written notice by the other Party, use reasonable best efforts to afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours, to its Service Providers, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters), as well as properties, offices and other facilities, and each shall (and shall cause its Subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.
(b) The foregoing provisions of this Section 7.8 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its Service Providers, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, as applicable, would: (i) unreasonably interfere with such Party’s or its Subsidiaries’ business operations or create a material risk of damage or destruction to any material property or assets of such Party or its Subsidiaries; (ii) result in the disclosure of competitively sensitive information or information concerning the valuation of the Company, Parent or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the Signing Date; (iii) result in a violation of applicable Law; (iv) waive the protection of any attorney-client or other legal privilege; (v) result in the disclosure of any personal information that would expose such Party to the risk of liability or (vi) constitute any invasive testing, sampling or analysis at any property or facility (commonly known as a Phase II) without that Party’s prior written consent. In the event that the Company or Parent, as applicable, objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (i) through (vi), the Company or Parent, as applicable, shall inform the other Party in writing as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Each of the Company and Parent, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 7.8 shall be directed to the Person designated by the Company or Parent, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.
(c) Nothing in this Section 7.8 will be construed to require any Party, its Subsidiaries or any of their respective Representatives to: (i) prepare any reports, analyses, appraisals, opinions or other information that is not typically prepared in the past practices of such Person; or (ii) permit the other Party to perform any invasive testing, sampling or analysis at any property or facility (commonly known as a Phase II).

(d) To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.
(e) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.
7.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Converted Parent Common Stock, including the Converted Parent Common Stock to be issued in the First Company Merger, to be approved for listing on the NYSE prior to the Closing Date, subject to official notice of issuance.
7.10 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint release to be reasonably agreed upon by the Parties. The Company and Parent shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis; and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that is consistent with those previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 7.10; provided, further, that the first sentence of this Section 7.10 shall not apply to: (x) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement; and (y) internal announcements to employees which are not made public. Notwithstanding anything in this Section 7.10 to the contrary, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.2. Prior to making any written communications to any employees of Parent, the Company or their respective Subsidiaries pertaining to the treatment of compensation or benefits in connection with the Transactions or employment following the Effective Time, each of the Company and Parent shall provide the other Party with a copy of the intended communication, the receiving Party shall have a reasonable period of time to review and comment on such communication and the providing Party shall give reasonable and good faith consideration to any comments made by the receiving Party with respect thereto.
7.11 Employee Benefits.
(a) For at least 12 months following the Effective Time (or, if earlier, the date of termination of employment of a Continuing Employee), Parent shall cause (i) each Service Provider of the Company and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time and (ii) each Service Provider of Parent and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time (collectively, the “Continuing Employees”) to be provided with: (1) an annual base salary or wage rate, as applicable, that is no less favorable than the annual base salary or wage rate, as applicable, provided to each such Continuing Employee immediately prior to the Effective Time: (2) target annual cash incentive compensation opportunities and target long-term incentive (cash-based and equity-based) compensation opportunities that are no less favorable in the aggregate than those in effect for such Continuing Employee as of immediately prior to the Effective Time; and (3) other employee benefits that are no less favorable in the aggregate than those in effect for such Continuing Employee as of immediately prior to the Effective Time (excluding defined benefit pension or post-employment welfare benefits and retention, transaction, sale bonus or similar one-time or special bonus and equity-based compensation). With respect to any Benefit Plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (the “New

Plans”), Parent shall: (i) use commercially reasonable efforts to (A) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, (B) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing conditions and actively-at-work requirements would have been waived or satisfied under the analogous Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (C) during the plan year in which the Effective Time occurs, cause any eligible expenses paid by such Continuing Employee and his or her covered dependents under a Benefit Plan that is a group health plan during the portion of the plan year prior to the change to the New Plan that is a group health plan to be taken into account under such New Plan that is a group health plan for purposes of satisfying the corresponding deductible, co-insurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (ii) recognize service time of the Continuing Employees with Parent and the Company and their respective Affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits, the level of vacation benefits and for purposes of determining severance in any New Plan in which such Continuing Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, except where such credit would result in a duplication of benefits or compensation for the same period of service.
(b) For at least 12 months following the Effective Time, Parent shall cause each Continuing Employee to be provided with severance and termination benefits that are no less favorable than those benefits set forth on Section 7.11(b) of the Parent Disclosure Letter.
(c) Parent and the Company expressly agree that the Transactions shall constitute a “change in control” or “change of control” for purposes of (i) all Parent Benefit Plans, policies, programs or agreements (including but not limited to employment agreements and award agreements under the Parent Stock Plans that includes the term “change in control” or “change of control”, as applicable); and (ii) all Company Benefit Plans, policies, programs or agreements (including but not limited to employment agreements and award agreements under the Company Stock Plans that include the term “change in control” or “change of control”, as applicable) , in each case that provide for payments, accelerated vesting or benefits, either on a “single trigger” basis immediately on a “change of control” or “change in control” or on a “double trigger” basis on a qualifying termination of employment during a specified period following a “change of control” or “change in control”.
(d) Prior to making any material written communications intended for broad-based and general distribution to Service Providers pertaining to compensation or benefit matters that are affected by the Transactions, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant Party shall consider any such comments in good faith.
(e) Each Continuing Employee who as of immediately prior to the Effective Time participates in a Company Benefit Plan or Parent Benefit Plan, as applicable, that provides for an annual bonus for the year in which Closing occurs and who remains employed with Parent or its Subsidiaries through the regular payment date for such bonus, shall be eligible to receive in cash, on such regular payment date, an annual bonus payment in respect of the applicable performance period in an amount determined based on the greater of (i) the level of attainment of the applicable performance measures under such Company Benefit Plan or Parent Benefit Plan, as applicable, or (ii) the attainment of the target level of performance under such Company Benefit Plan or Parent Benefit Plan, as applicable.
(f) Subject to Section 7.1, nothing contained in this Agreement is intended to (i) be treated as an amendment, establishment, modification, termination or adoption of any particular Company Benefit Plan, Parent Benefit Plan or other benefit or compensation plan, program, agreement, policy or arrangement, (ii) subject to compliance with the other provisions of this Section 7.11, prevent the Company, Parent, or any of their Affiliates from amending, establishing, modifying, or terminating any of their respective Benefit Plans or other benefit or compensation plan, program, agreement, policy or arrangement in accordance with their terms, or (iii) prevent the Company, Parent, or any of their respective Affiliates, after the Effective Time, from terminating the employment of any Service Provider of the Company or Parent. Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Service Provider of the Company, Parent or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof (including any labor union, works council, or other labor organization or employee representative), with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Service Provider of the Company or Parent by the Company, Parent, or any of their respective Affiliates or under any Benefit Plan which the Company, Parent, or any of their respective Affiliates may maintain. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.
7.12 Certain Tax Matters.
(a) None of Parent, the Company or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment. Each of Parent, the Company and their respective Subsidiaries shall take the position, and otherwise shall treat and report, for all Tax purposes that the Mergers, taken together, qualify for the Intended Tax Treatment, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Mergers, taken together, may not qualify for the Intended Tax Treatment.
(b) Each of Parent and the Company shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinion of counsel referred to in Section 8.3(i) and any opinions of counsel in respect of Tax matters requested by, or required to be filed with the SEC in connection with the filing of the Registration Statement. In connection therewith, Parent shall deliver to Kirkland & Ellis LLP, counsel to the Company (“Company’s Counsel”) (and, if for any reason Parent’s counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(g)), to Baker Botts L.L.P. (“Parent’s Counsel”)), a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Parent in form and substance reasonably satisfactory to Company’s Counsel (or, if applicable, Parent’s Counsel) (the “Parent Tax Representation Letter”), and the Company shall deliver to Company’s Counsel (and, if for any reason Parent’s Counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(g)), to Parent’s Counsel) a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of the Company in form and substance reasonably satisfactory to Company’s Counsel (or, if applicable, Parent’s Counsel) (the “Company Tax Representation Letter”).
(c) It is intended that, for U.S. federal income tax purposes, the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement be, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).
7.13 Expenses. Except as otherwise provided in Section 9.2(b), Section 9.2(c) or Section 9.2(d), whether or not the First Company Merger is consummated, all Costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with: (a) any filing fees in connection with the HSR Act, any other Antitrust Law, Foreign Investment Law; (b) the filing of the Registration Statement; and (c) the filing, printing and mailing of the Proxy Statement/Prospectus shall be shared equally by the Company and Parent.
7.14 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the Signing Date under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the Signing Date, each present and former (determined as of the Effective Time) director and officer of the Company or any of its Subsidiaries or any Person who acts as a fiduciary under any Benefit Plan of the Company or any of its Subsidiaries, or any Person who prior to or at the Effective Time served at the request of the Company or any of its Subsidiaries as a director or officer of another Person or acts as a fiduciary under any Benefit Plan of another Person in each case in which the Company or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with: (i) this Agreement or the Transactions; and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the Signing Date; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.
(b) Prior to the Effective Time, the Company shall purchase (and pay in full the aggregate premium for) “tail” insurance policies (“Tail Policies”) for the extension of: (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies; and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the Signing Date with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company fails to obtain such “tail” insurance policies as of the Effective Time, Parent shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the Signing Date with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in the Company’s existing policies as of the Signing Date, or Parent shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in the Company’s existing policies as of the Signing Date; provided, that in no event shall the aggregate cost of the Tail Policies and the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose for the 2026 fiscal year (which fiscal year 2026 premiums are hereby represented and warranted by the Company to be as set forth in Section 7.14(a) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent or the Company shall obtain a policy with the greatest amount of D&O Insurance available for a cost not exceeding such amount.
(c) Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding, Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the Signing Date, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
(e) If Parent, the Surviving Company or any of their respective successors or assigns: (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall assume all of the obligations set forth in this Section 7.14.
(f) The rights of the Indemnified Parties under this Section 7.14 shall survive consummation of the Mergers and are in addition to, and shall not abridge or otherwise modify, any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any indemnification agreements or other applicable Contracts of the Company or Laws.
(g) This Section 7.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.14.
7.15 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is or may become applicable to the Transactions, each of the Company and Parent and the Company Board and Parent Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.
7.16 Section 16 Matters. Parent, and the Parent Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as are reasonably necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Parent (including derivative securities) or acquisitions of shares of Converted Parent Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.
7.17 Stockholder Litigation. Each of the Company and Parent shall promptly advise the other Party of any litigation commenced after the Signing Date against such Party or any of its directors (in their capacity as such) by any stockholders or shareholders, as applicable, of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of the Company and Parent shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
7.18 Parent Consents. Parent, in its capacity as the sole stockholder of Parent Sub, will immediately following the execution of this Agreement, execute and deliver to Parent Sub and the Company a written consent approving the adoption of this Agreement and the Transactions, including the Mergers, in accordance with Parent Sub’s Organizational Documents, the DGCL and applicable Law (the “Parent Sub Stockholder Consent”).
7.19 Obligations of Parent. Parent shall take all action necessary to cause each of the other Parent Parties and the Surviving Company to perform their obligations under this Agreement.
7.20 A&R Jones Act Warrant Agreement. At or prior to the Effective Time, Parent shall enter into the Jones Act Warrant Agreement, in the form attached hereto as Exhibit H with the warrant agent party thereto (the “A&R Jones Act Warrant Agreement”).
7.21 Withdrawal of Company Registration Statement. The Company agrees that it shall not take any action (including without limitation any preparation in connection therewith and any filing in furtherance thereof) during the Interim Period to amend the Company Registration Statement, seek effectiveness of the Company Registration Statement or otherwise register itself or any of its securities under the Securities Act or the Exchange Act.
7.22 DTC SEG-100 Program. Parent shall, in consultation with the Company, take all action necessary to cause the Converted Parent Common Stock to be placed into the Depository Trust & Clearing Corporation’s SEG-100 Program, effective upon the consummation of the Conversion, to limit the ownership of Converted Parent Common Stock by non-U.S. citizens in a manner consistent with the provisions of the Parent Certificate of Incorporation upon Conversion.

ARTICLE VIII

CONDITIONS
8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each Party to effect the Closing is subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), at or prior to the Closing of each of the following conditions:
(a) Company Stockholders Approval. The Requisite Company Approval shall have been obtained.
(b) Parent Shareholder Approval. The Requisite Parent Vote shall have been obtained at the Parent Shareholders Meeting (or any adjournment or postponement thereof).
(c) Listing. The shares of Converted Parent Common Stock issuable in accordance with this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.
(d) Governmental Approvals. (i) Any waiting period (and any extension of such period) under the HSR Act applicable to the Transactions shall have expired or otherwise been terminated; (ii) all Consents, and all expirations of waiting periods, required under the applicable Antitrust Laws or Foreign Investment Laws of the jurisdictions listed on Section 8.1(d) of the Company Disclosure Letter shall have been obtained; and (iii) there shall not be any written agreement in effect with any Governmental Entity not to consummate the Transactions.
(e) Laws or Governmental Orders. No Law or Governmental Order shall be in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.
(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.
8.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Closing is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Parent at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.5(b) (Absence of Certain Changes or Events), Section 5.18 (Jones Act), Section 6.12(e) (Company Capital Structure), Section 6.13 (Company Recommendation), Section 6.14 (Company Brokers and Finders), Section 6.15 (Company Voting Requirements) and Section 6.20 (Company Takeover Statutes; Company Rights Plan) shall have been true and correct in all respects as of the Signing
Date and shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of the Company set forth in Sections 6.12(a), (d) and (f) (Company Capital Structure) shall have been true and correct in all respects as of the Signing Date and shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (ii), for de minimis inaccuracies; (iii) the representations and warranties of the Company set forth in Section 6.12(b) and Section 6.12(c) (Company Capital Structure) shall have been true and correct in all material respects as of the Signing Date and shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct in all material respects as of such particular date or period of time); and (iv) each other representation and warranty of the Company set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the Signing Date and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.
(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.
(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.
(d) Absence of Company Material Adverse Effect. Since the Signing Date, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company.
8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Closing is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by the Company at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.5(b) (Absence of Certain Changes or Events), Section 5.18 (Jones Act), Section 6.1(e) and Section 6.1(f) (Parent Capital Structure), Section 6.2 (Parent Recommendation and Fairness), Section 6.3 (Parent Voting Requirements), Section 6.4(a) (Merger Subs Authority), Section 6.5 (Brokers and Finders), Section 6.9 (Takeover Statutes; Rights Plan) and Section 6.10 (Certain Parent Actions) shall have been true and correct in all respects as of the Signing Date and shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of Parent set forth in Section 6.1(a), Section 6.1(d) and Section 6.1(g) (Parent Capital Structure) shall have been true and correct in all respects as of the Signing Date and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (ii), for de minimis inaccuracies; (iii) the representations and warranties of Parent set forth in Section 6.1(b) and Section 6.1(c) (Parent Capital Structure) shall have been true and correct in all material respects as of the Signing Date and shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct in all material respects as of such particular date or period of time); and (iv) each other representation and warranty of Parent set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the Signing Date and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.
(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.
(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b), Section 8.3(g), Section 8.3(f) and Section 8.3(h) have been satisfied.
(d) A&R Jones Act Warrant Agreement. Parent shall have delivered or caused to be delivered to the Company the A&R Jones Act Warrant Agreement, duly executed by Parent and the warrant agent party thereto.

(e) Conversion. The Parent shall have duly consummated the Conversion in accordance with the Plan of Conversion, including by filing the Parent Certificate of Incorporation upon Conversion with the Secretary of State of the State of Delaware and adopting the Parent Bylaws upon Conversion; provided that any applicable Optional Parent Vote Matters that are not approved at the Parent Shareholders Meeting shall be omitted from the Parent Certificate of Incorporation upon Conversion filed with the Secretary of State of the State of Delaware.
(f) Governance Matters. Parent shall have taken the actions necessary to cause the matters set forth in Section 4.1(d), Section 4.1(e), Section 4.1(g) and the first sentence of Section 4.1(j) to be completed and effective as of the Effective Time.
(g) Tax Opinion. The Company shall have received a written opinion from Company’s Counsel (or if Company’s Counsel is unable to deliver such opinion, Parent’s Counsel), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the Mergers, taken together, will qualify for the Intended Tax Treatment, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering the opinion described in this Section 8.3(g), Company’s Counsel (or, if applicable, Parent’s Counsel) shall be entitled to rely on the Company Tax Representation Letter and the Parent Tax Representation Letter and such other information as Company’s Counsel (or, if applicable, Parent’s Counsel) reasonably deems relevant.
(h) Absence of Parent Material Adverse Effect. Since the Signing Date, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to Parent.
(i) Payoff Letters. Parent shall have delivered to the Company the Payoff Letters.
8.4 Frustration of Closing Conditions. None of the Parties may rely on, either as a basis for not consummating the Mergers or for terminating this Agreement, the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) or Section 8.2(a) or Section 8.2(b), as applicable, would not be satisfied.
ARTICLE IX

TERMINATION
9.1 Termination. This Agreement may be terminated prior to the Effective Time (with any termination by Parent also being an effective termination by the other Parent Parties), in the following circumstances:
(a) by mutual written consent of the Company and Parent;
(b) by either the Company or Parent:
(i) if the Closing shall not have been consummated by 5:00 p.m. (Eastern time) on December 31, 2026 (the “Outside Date”); provided, however, that if all the conditions to the consummation of the Closing other than the conditions set forth in Section 8.1(d) or Section 8.1(e) (solely to the extent relating to any Antitrust Law or Foreign Investment Law) shall have been satisfied or shall be capable of being satisfied at such time (or to the extent permitted by Law, have been waived), the Outside Date shall be automatically extended for an additional 180 days, which later date shall thereafter be deemed the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party;
(ii) if a Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party; or
(iii) (A) if the Requisite Company Approval shall not have been obtained by the Consent Time; or (B) if the Parent Shareholders Meeting has been duly convened at which a vote on the Requisite Parent Vote

Matters and the Optional Parent Vote Matters was taken and shall have concluded and the Requisite Parent Vote shall not have been obtained at such Parent Shareholders Meeting; provided, however: in the case of each of clause (A) and (B) of this Section 9.1(b)(iii), that: (x) the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to the terminating Party where the failure to obtain the Requisite Company Approval or the Requisite Parent Vote, as applicable, shall have been caused by the action or failure to act of such Party, and such action or failure to act constitutes a material breach by such Party of this Agreement; and (y) the right of Parent or the Company to terminate this Agreement pursuant to Section 9.1(b)(iii)(A) shall not be available following the time that the Requisite Company Approval shall have been obtained (regardless of whether the Requisite Company Approval has been obtained before or after the Consent Time);
(c) by Parent:
(i) if at any time prior to the Effective Time, the Company has breached any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(c)(ii) will apply) such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not cured by the earlier of: (x) 30 days of receipt by the Company of written notice of such breach from Parent; and (y) three Business Days prior to the Outside Date), provided, that the right to terminate this Agreement pursuant to this Section 9.1(c)(i) shall not be available to Parent if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied; or
(ii) if at any time prior to the Effective Time, there has been a material breach by the Company of any of its obligations set forth in Section 7.2 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the Outside Date; or
(d) by the Company:
(i) prior to, but not after, the receipt of the Requisite Parent Vote, if the Parent Board shall have made a Change of Recommendation (whether or not such Change of Recommendation is permitted by this Agreement);
(ii) if at any time prior to the Effective Time, any of the Parent Parties has breached any of its respective representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(d)(iii) will apply) such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not cured by the earlier of: (x) 30 days of receipt by Parent of written notice of such breach from the Company; and (y) three Business Days prior to the Outside Date), provided, that the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) shall not be available to the Company if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied;
(iii) if at any time prior to the Effective Time, there has been a material breach by the Parent Parties of any of their respective obligations set forth in Section 7.2 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the Outside Date; or
(iv) if at any time prior to the Effective Time without the prior written consent of Company, Parent or its Subsidiaries undertakes, or announces any intention to undertake, any of the following actions: (A) except to the extent expressly provided in, and consistent with, any matter disclosed in Section 7.1(b)(vii) of the Parent Disclosure Letter, declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modifies in any material respect its dividend policy; (B) reclassifying, splitting, combining, subdividing or redeeming, purchasing (through Parent’s share repurchase program or otherwise) or otherwise acquiring, directly or indirectly, any of Parent’s or its Subsidiaries’ capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to: (x) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of Parent; or (y) the acquisition of shares of Parent Common Stock in order to pay the exercise price or Taxes in connection with the exercise, vesting or settlement of Parent Equity Awards outstanding as of the Signing Date or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Parent Stock Plans and the applicable award agreement, in the Ordinary Course; (C) creating, incurring or assuming any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee or otherwise become liable for any such Indebtedness, in each case, following the Signing Date, except for (x) Indebtedness incurred in an aggregate principal amount outstanding at any time not to exceed $10,000,000 (together with any interest, fees or similar amounts accrued with respect to Indebtedness under the Parent ABL Credit Agreement) and (y) Indebtedness incurred pursuant to letters of credit issued under the Parent ABL Credit Agreement which do not, in the aggregate, exceed a face amount of $10,000,000 at any time outstanding.
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties specifying with particularity the provision or provisions of this Agreement pursuant to which such termination is being effected and the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Parties.
9.2 Effect of Termination.
(a) Except to the extent provided in Section 9.2(b), Section 9.2(c) and Section 9.2(d), in the event of the valid termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, that, notwithstanding anything in this Agreement to the contrary: (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Fraud or Willful Breach of this Agreement; and (ii) the provisions set forth in Article X (Miscellaneous and General), Section 7.13 (Expenses), this Section 9.2 (Effect of Termination) and the Confidentiality Agreement shall survive the termination of this Agreement.
(b) In the event that this Agreement is terminated:
(i) pursuant to: (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(A) (Requisite Company Approval Not Obtained by Consent Time); or (z) Section 9.1(c)(i) (Company Terminable Breach) and, in any such case:
(A) a bona fide Acquisition Proposal with respect to the Company (whether or not conditional) shall have been publicly announced or otherwise received by the Company Board after the Signing Date and prior to: (1) the Consent Time, in the case of a termination of this Agreement pursuant to Section 9.1(b)(iii)(A) (Requisite Company Approval Not Obtained by Consent Time); or (2) the date of termination, in the case of a termination of this Agreement pursuant to Section 9.1(b)(i) (Outside Date) or Section 9.1(c)(i) (Company Terminable Breach); and
(B) within twelve months after the date of such termination: (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to the Company; or (2) there shall have been consummated any Acquisition Proposal with respect to the Company (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2); or
(ii) pursuant to Section 9.1(c)(ii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination;
the Company shall, in the case of Section 9.2(b)(i) or Section 9.2(b)(ii), pay the Company Termination Fee to Parent or its designee by wire transfer of immediately available cash funds to the account designated by Parent in writing. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c) In the event that this Agreement is terminated:
(i) pursuant to (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) or (z) Section 9.1(d)(ii) (Parent Terminable Breach) and, in any such case:
(A) a bona fide Acquisition Proposal with respect to Parent (whether or not conditional) shall have been publicly announced or otherwise received by the Parent Board after the Signing Date and prior to: (1) the date of the Parent Shareholders Meeting, in the case of a termination of this Agreement pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), or (2) the date of termination, in the case of a termination of this Agreement pursuant to Section 9.1(b)(i) (Outside Date) or Section 9.1(d)(ii) (Parent Terminable Breach); and
(B) within twelve months after the date of such termination, (1) Parent or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Parent or (2) there shall have been consummated any Acquisition Proposal with respect to Parent (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);
(ii) pursuant to Section 9.1(d)(i) (Parent Change of Recommendation) or Section 9.1(d)(iii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination; or
(iii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), the Company had the right to terminate this Agreement pursuant to Section 9.1(d)(i) (Parent Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by the Company, two Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination; or
(iv) pursuant to Section 9.1(d)(iv), then, promptly, but in no event later than two Business Days after the date of such termination;
Parent shall, in the case of Section 9.2(c)(i), Section 9.2(c)(ii), Section 9.2(c)(iii) or Section 9.2(c)(iv) pay the Parent Termination Fee to the Company or its designee by wire transfer of immediately available cash funds to the account designated by the Company in writing. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(d) In the event that this Agreement is terminated:
(i) pursuant to Section 9.1(b)(iii)(A) (Requisite Company Approval Not Obtained by Consent Time), then promptly, but in no event later than, in the case of such termination by Parent, four Business Days or, in the case of such termination by the Company, one Business Day after the date of such termination, the Company shall pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”) of Parent up to a maximum amount equal to $16,500,000 (the “Parent Expense Amount”), to Parent or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(i) shall be credited (without interest) against any Company Termination Fee if it becomes payable to Parent (or its designee) pursuant to the terms of this Agreement; and
(ii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by the Company, four Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination, Parent shall pay all of the documented out-of-pocket Costs of the Company up to a maximum amount equal to $13,500,000 (the “Company Expense Amount”) to the Company or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(ii) shall be credited (without interest) against any Parent Termination Fee if it becomes payable to the Company (or its designee) pursuant to the terms of this Agreement.
(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 9.2 are an integral part of the Transactions, and that, without these agreements, the other Party would not enter into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to this Section 9.2, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the fees set forth in this Section 9.2 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) plus three percent from the date such payment was required to be made through the date of payment (collectively, the “Collection Costs”). Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Company Termination Fee or the Parent Termination Fee, as applicable, becomes payable by, and is paid by, the Company or becomes payable by, and is paid by, Parent, as applicable, such fee, together with any Collection Costs (if any), shall be the receiving Party’s sole and exclusive remedy for damages against the other Party and their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any Fraud or Willful Breach of this Agreement.
ARTICLE X

MISCELLANEOUS AND GENERAL
10.1 Survival. This Article X and the agreements of the Company and Parent contained in Article II (Merger Consideration; Effect of the Merger on Capital Stock), Article III (Delivery of Merger Consideration; Procedures for Surrender), Section 4.1 (Governance and Additional Matters), Section 7.11 (Employee Benefits), Section 7.12 (Certain Tax Matters), Section 7.13 (Expenses) and Section 7.14 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Mergers.
10.2 Amendment; Waiver. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Company and Parent, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Company Approval, the Requisite Parent Vote or the Parent Consents, no such amendment, modification or waiver shall be made that pursuant to applicable Law or the rules and regulations of the NYSE requires further approval of the stockholders of the Company, the shareholders of Parent or the shareholders of Parent Sub, as applicable, without such further approval. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
10.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.
(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT THAT THE LAW OF MINNESOTA SHALL APPLY TO THE CONVERSION AS A MATTER OF MINNESOTA LAW AND ANY CLAIMS RELATED TO THE INTERNAL AFFAIRS OF PARENT PRIOR TO THE CONVERSION.
(b) Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims: (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court; (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court; (iii) waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party; and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).
10.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Court without necessity of posting a bond or other form of security or proof of damages. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law. The pursuit of specific performance or other equitable remedies by any Party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such Party may be entitled at any time. Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy. The Parties further agree that: (i) by seeking the remedies provided for in this Section 10.5, a Party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a Party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.5 are not available or otherwise are not granted; and (ii) nothing set forth in this Section 10.5 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.5 prior or as a condition to exercising any termination right under Section 9.1 (and pursuing monetary damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.5 or anything set forth in this Section 10.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter; provided, however, that in no event shall any Party be entitled to both: (x) an award of specific performance to cause the other Party to consummate (and the consummation of) the Transactions; and (y) payment of the Company Termination Fee, Company Expense Amount, Parent Termination Fee, or Parent Expense Amount, as applicable, together with any applicable Collection Costs (if any) (or for the avoidance of doubt, payment of any monetary damages). Notwithstanding anything to the contrary contained herein or otherwise, the Parties agree that in the event of any Fraud or Willful Breach by a Party, the actual or potential damages under this Agreement shall not be limited to reimbursement of expenses or out-of-pocket costs, and the non-breaching Party shall, in addition to any damage to such Party and its Subsidiaries, be entitled to bring a claim for the benefit of the bargain lost by such Party.
10.6 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party hereto to the other Parties shall be in writing and shall be deemed to have been duly given upon delivery, if (a) served by personal delivery or by an internationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by e-mail; provided, that no “bounce back” or similar message of nondelivery is received with respect thereto:

If to the Company:

Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

Attention:	Todd M. Hornbeck
Sam Giberga
Michaerl Nicaud
E-mail:	[***]
[***]
[***]

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
4550 Travis Street
Dallas, Texas 75205
Attention:	Jonathan Benloulou, P.C.
E-mail:	[***]

Kirkland & Ellis LLP
401 W. 4th Street
Austin, Texas 78701
Attention: Kim Hicks, P.C.
E-mail:	[***]

Kirkland & Ellis LLP
555 California Street
30th Floor
San Francisco, California 94104
Attention:	F. Walton Dumas
E-mail:	[***]

If to any Parent Party:

Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North, Suite 400
Houston, Texas 77043
Attention:	Erik Staffeldt
Ken Neikirk
E-mail:	[***]
[***]

With a copy (which shall not constitute notice) to:

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention:	Travis Wofford
E-mail:	[***]

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

10.7 Definitions. For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:
“Acquisition Proposal” means: (a) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of the Company or Parent, as applicable); or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company or Parent, as applicable, in each case of clauses (a) and (b), other than the Transactions; provided, that any proposal or offer to the extent related to the sale of assets required to be divested or held separate (including by trust or otherwise) pursuant to Regulatory Remedy in accordance with Section 7.5(d) shall not be deemed an Acquisition Proposal.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.
“Alternative Acquisition Agreement” has the meaning set forth in Section 7.2(d)(i)(D) of this Agreement.
“Anti-Corruption Laws” has the meaning set forth in Section 5.9(d) of this Agreement.
“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Applicable Date” has the meaning set forth in Section 6.8(a) of this Agreement.
“Approvals” has the meaning set forth in Section 5.4(a) of this Agreement.
“Assumed Creditor Warrant” has the meaning set forth in Section 2.3(b) of this Agreement.
“Assumed Warrant” has the meaning set forth in Section 2.3(b) of this Agreement.
“A&R Jones Act Warrant Agreement” has the meaning set forth in Section 7.20.
“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.3 of this Agreement.
“Beneficial Owner” has the meaning specified in Section 262(a) of the DGCL. The terms “Beneficial Ownership” and “Beneficially Owned” have correlative meanings.
“Benefit Plan” means (i) any plan, program, policy, agreement or other arrangement providing benefits or compensation, including to any Service Provider or any beneficiary or dependent thereof, that is entered into, sponsored or maintained by the Company or Parent or any of their respective Subsidiaries or to which the Company or Parent or any of their respective Subsidiaries contributes or is obligated to contribute, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, commission, retention, deferred compensation, profit sharing, vacation, equity or equity-based (including equity purchase and phantom equity), severance, termination, separation, employment, change of control, health, welfare, retirement, or fringe benefit plan, program, agreement, arrangement or policy, or (ii) any such plan, program, agreement, arrangement or policy with respect to which the Company or Parent or any of their respective Subsidiaries has any direct or indirect liability, other than, in the case of each of clauses (i) and (ii), any plan required to be maintained or contributed to under applicable Law that is maintained by a Governmental Entity.
“Board Recommendation Notice” has the meaning set forth in Section 7.2(d)(ii) of this Agreement.

“BOEM” means the United States Department of the Interior, Bureau of Ocean Energy Management, as a successor to (a) the Bureau of Ocean Energy Management, Regulation and Enforcement and (b) the Minerals Management Service, or any subsequent successor agency.
“Book-Entry Share” has the meaning set forth in Section 2.2 of this Agreement.
“Business Day” means any day ending at 11:59 p.m. (Eastern time) other than a Saturday or Sunday or a day on which banks in the City of New York or Houston are required or authorized by Law to be closed.
“CEO” has the meaning set forth in Section 4.1(e) of this Agreement.
“Change of Recommendation” has the meaning set forth in Section 7.2(d)(i)(D) of this Agreement.
“Chosen Court” has the meaning set forth in Section 10.4(b) of this Agreement.
“Closing” has the meaning set forth in Section 1.2 of this Agreement.
“Closing Date” has the meaning set forth in Section 1.2 of this Agreement.
“Coastwise Trade” means the carriage or transport of merchandise and/or other materials and/or passengers in the coastwise trade of the United States of America within the meaning of 46 U.S.C. ch. 551.
“COBRA” has the meaning set forth in Section 5.7(e) of this Agreement.
“Code” has the meaning set forth in the Recitals of this Agreement.
“Company” has the meaning set forth in the introductory paragraph of this Agreement.
“Company Audited Financial Statements” has the meaning set forth in Section 6.17.
“Company Benefit Plan” means any Benefit Plan that is entered into, sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or to which the Company or any of its Subsidiaries has any current or contingent liability.
“Company Board” has the meaning set forth in the Recitals of this Agreement.
“Company Coastwise Vessel” has the meaning set forth in Section 6.16(b) of this Agreement.
“Company Common Stock” has the meaning set forth in the Recitals of this Agreement.
“Company Credit Agreements” means the (i) Company Senior Credit Agreement, and (ii) Company Junior Credit Agreement.
“Company Creditor Warrant” means Company Warrants issued pursuant to the Creditor Warrant Agreement, dated September 4, 2020, between the Company and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as amended by the Amendment No. 1 to Creditor Warrant Agreement, dated December 10, 2024 and Amendment No. 2 to the Creditor Warrant Agreement, dated as of the Signing Date (as so amended, the “Creditor Warrant Agreement” and such second amendment, “Amendment No. 2 to the Creditor Warrant Agreement”).
“Company Designees” has the meaning set forth in Section 4.1(d) of this Agreement.
“Company Disclosure Letter” has the meaning set forth in Article V of this Agreement.
“Company Equity Awards” has the meaning set forth in Section 2.3(c) of this Agreement.
“Company Expense Amount” has the meaning set forth in Section 9.2(d)(ii) of this Agreement.
“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries, or the Company or its Subsidiaries, as applicable.
“Company Interim Financial Statements” has the meaning set forth in Section 7.3(e) of this Agreement.
“Company Jones Act Warrant” means Company Warrants issued pursuant to the Jones Act Warrant Agreement, dated September 4, 2020, between the Company and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as amended by that certain Amendment No. 1 to Jones Act Warrant Agreement, dated as of December 31, 2020 (as so amended, the “Existing Jones Act Warrant Agreement”).

“Company Junior Credit Agreement” means the Second Lien Term Loan Credit Agreement, dated December 27, 2024, by and among the Company, as borrower, Stonebriar Commercial Finance LLC, as administrative agent, Wilmington Trust, National Association, as collateral trustee, and the lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Company Option” means each option to purchase shares of Company Common Stock that has been granted under the Company Stock Plans.
“Company PSU Award” means each award of performance restricted stock units that is subject, in whole or in part, to performance-based vesting and that has been granted under the Company Stock Plans.
“Company Recommendation” has the meaning set forth in Section 6.13 of this Agreement.
“Company Registration Statement” has the meaning set forth in Article V of this Agreement.
“Company RSU Award” means each award of restricted stock units that is subject solely to time-based vesting and that has been granted under the Company Stock Plans.
“Company Senior Credit Agreement” means the Credit Agreement, dated as of August 13, 2024, by and among the Company, as borrower, DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent and collateral trustee, and the lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Company Stock Plans” means, collectively, the 2020 Management Incentive Plan of Hornbeck, as amended from time to time, and any other plans or arrangements of the Company providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.
“Company Tax Representation Letter” has the meaning set forth in Section 7.12(b) of this Agreement.
“Company Termination Fee” means an amount in cash equal to $49,500,000.
“Company Vessel” means a Vessel owned, leased or operated (excluding Vessels owned by a third party but operated by the Company on behalf of a third party) by the Company or any Subsidiary of the Company, including offshore supply vessels and multipurpose support vessels.
“Company Warrant” means a warrant that is convertible into, or exercisable for, shares of Company Common Stock, pursuant to an agreement entered into by and between the Company and the holder of such warrant.
“Company’s Counsel” has the meaning set forth in Section 7.12(b) of this Agreement.
“Confidentiality Agreement” has the meaning set forth in Section 10.8 of this Agreement.
“Consent Time” has the meaning set forth in Section 7.4(a).
“Consenting Stockholders” means, collectively, those Persons listed in Section 10.7(a) of the Company Disclosure Letter.
“Consents” has the meaning set forth in Section 7.5(a) of this Agreement.
“Continuing Employees” has the meaning set forth in Section 7.11(a) of this Agreement.
“Contract” means any oral or written contract, subcontract, agreement, lease, license, sublicense, note, mortgage, indenture, arrangement or other binding obligation.
“Controlled Group” means any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o).
“Conversion” has the meaning set forth in the Recitals of this Agreement.
“Converted Option Award” has the meaning set forth in Section 2.3(a)(iii) of this Agreement.
“Converted Parent Common Stock” has the meaning set forth in the Recitals of this Agreement.
“Costs” has the meaning set forth in Section 9.2(d)(i) of this Agreement.
“D&O Citizenship Matters” has the meaning set forth in Section 5.3 of this Agreement.
“D&O Indemnification Agreement” has the meaning set forth in Section 4.1(d) of this Agreement.

“D&O Insurance” has the meaning set forth in Section 7.14(b) of this Agreement.
“Data Requirements” means, in each case to the extent applicable to a Party or its Subsidiaries and relating to data privacy, protection, or security, or any Personal Data: (i) all applicable data privacy and data security Laws (including any security breach notification requirements); (ii) such Party’s or any of its Subsidiaries’ own published privacy policies, in each case as in effect as of the Signing Date; (iii) industry standards applicable to the industries in which such Party or any of its Subsidiaries operates that are legally binding on such Party or its Subsidiaries (including, if applicable, PCI-DSS); and (iv) contractual obligations related to data privacy or data security into which such Party or any of its Subsidiaries have entered.
“DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense, or any successor thereto.
“Decommissioning Obligations” means any and all liabilities relating to abandoning and decommissioning obligations, whether incurred under or pursuant to any agreement, lease, Contract or applicable Law (including Environmental Laws) or Governmental Order. Decommissioning Obligations shall also include all of the following:
(a) the plugging, replugging and abandonment of all wells and other assets, either active or inactive;
(b) the dismantlement, disposal and removal of structures, facilities, foundations, wellheads, tanks, pipelines, flowlines, pumps, compressors, separators, heater treaters, valves, fittings, platforms, fixtures and equipment and machinery of any nature, and other real, personal, or mixed property, operational or nonoperational, and all materials contained therein, located on or used in connection with the assets;
(c) the clearance, restoration and remediation of the lands, groundwater and water bottoms covered or burdened by any lease, units, or otherwise affected by the assets and the cleanup and complete reclamation of the sea floor portion of leases, wells or units associated with the assets;
(d) the removal, remediation and abatement of any petroleum material, any contamination or pollution (including the Release of any Hazardous Materials, including naturally occurring radioactive material, waste, saltwater, cuttings, muds, crude oil, or petroleum product) of surface soils and water, subsurface soils, air, groundwater, or any vessel, piping, equipment, tubing or subsurface structure or strata associated with the assets; and
(e) any other closure, decommissioning or end-of-life activity required to comply with Law (including Environmental Law) or Licenses.
“Delaware Secretary of State” has the meaning set forth in Section 1.1(a) of this Agreement.
“DGCL” has the meaning set forth in the Recitals of this Agreement.
“Disclosure Letter” has the meaning set forth in Article V of this Agreement.
“Dissenting Shares” means shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a stockholder of the Company, or owned by a Beneficial Owner of Company Common Stock, as applicable, who has not voted in favor of the First Company Merger or consented thereto in writing or by electronic transmission and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL.
“Dissenting Stockholder” has the meaning set forth in Section 2.5 of this Agreement.
“DLLCA” has the meaning set forth in the Recitals of this Agreement.
“EDGAR” has the meaning set forth in Article V of this Agreement.
“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.
“Effective Time” has the meaning set forth in Section 1.1(a) of this Agreement.
“Eligible Shares” has the meaning set forth in Section 2.1 of this Agreement.
“Emergency” means a sudden or unexpected event that causes, or risks causing, imminent or immediate (a) substantial damage to all or a material portion of the assets, facilities or property of any Party, (b) death or serious bodily injury to any Person, (c) damage or substantial risk of damage to natural resources (including endangered or protected wildlife) or the environment or (d) any other compromise of the health or safety of a Person.

“Encumber” has the meaning set forth in Section 6.1 of this Agreement.
“Encumbrance” has the meaning set forth in Section 6.1 of this Agreement.
“Environmental Law” means any Law (including any Maritime Guideline) enacted or in effect on or prior to the Closing Date relating to: (a) pollution or the protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), wildlife, or natural resources, (b) the handling, use, disposal, Release or threatened Release of, or exposure to any Hazardous Materials or (c) public or worker health and safety (solely to the extent relating to exposure to any Hazardous Materials).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning set forth in Section 3.1 of this Agreement.
“Exchange Fund” has the meaning set forth in Section 3.1 of this Agreement.
“Exchange Ratio” has the meaning set forth in Section 2.1 of this Agreement.
“Excluded Shares” means any shares of Company Common Stock owned by Parent, the Company or their respective Subsidiaries immediately prior to the Effective Time, excluding any such shares of Company Common Stock owned by a Company Benefit Plan or held on behalf of third parties.
“Existing Securityholders Agreement” means that certain Securityholders Agreement, dated as of September 4, 2020, by and among Company and the other parties thereto, as amended by that certain Amendment No. 1 thereto on December 2, 2021, and as further amended by that certain Amendment No. 2 thereto on July 7, 2023, as may be further amended, restated or supplemented.
“Filings” has the meaning set forth in Section 5.4(a) of this Agreement.
“Financial Assurances” means the bonds, letters of credit, guarantees and other financial assurances, posted by such Party, its Subsidiaries or any of their Affiliates with Governmental Entities (including BOEM) or third parties and relating to the assets, including any sinking fund, reserve, bond, escrow, cash deposit or other financial instrument.
“First Certificate of Merger” has the meaning set forth in Section 1.1(a) of this Agreement.
“First Company Merger” has the meaning set forth in the Recitals of this Agreement.
“Foreign Investment Law” means any applicable Law that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest, including any state, national or multi-jurisdictional applicable Law that is designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.
“Fraud” with respect to any Party means actual and intentional common law fraud under Delaware common law by such Party in the making of any representation or warranty by such Party in Article V or Article VI, or in any certificate delivered by such Party pursuant to Article VIII (and excludes any theory of fraud premised upon equitable fraud, constructive fraud, negligent misrepresentation or omission, recklessness or negligence).
“GAAP” has the meaning set forth in Section 6.8(e) of this Agreement.
“Governance Period” has the meaning set forth in Section 4.1(j) of this Agreement.
“Governance Policy” has the meaning set forth in Section 4.1(j) of this Agreement.
“Government Contract” means with respect to any Person any material Contract for the delivery of supplies or provision of services by or between such Person on the one hand and any (i) Governmental Entity (other than any arbitrator or arbitral body) on the other or (ii) by or between a Person as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity (other than any arbitrator or arbitral body).
“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or arbitral body (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling or award entered by or with any Governmental Entity (other than any arbitrator or arbitral body).
“Hazardous Materials” means (a) any material, substance or waste or pollutant or contaminant that is defined or regulated by, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law due to its dangerous or deleterious properties or characteristics, and (b) for the avoidance of doubt petroleum, petroleum products and by-products or wastes, asbestos and asbestos-containing materials, polychlorinated biphenyls, toxic mold, urea formaldehyde foam insulation, radon gas, per- and polyfluoroalkyl substances and radioactive substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person and a date of determination, without duplication, all obligations or undertakings by such Person: (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes, other debt securities or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property, equipment, goods or services (including the maximum amount payable of any “earn-out” or similar payment, whether or not contingent); (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among any of the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (vii) for net cash payment obligations of such Person under Swaps, or other similar hedging Contracts or arrangements that would be payable upon termination (including upon early termination) thereof (assuming termination on the date of determination); (viii) letters of credit (whether or not cash collateralized), bank guarantees and banker’s acceptances, surety bonds, and other similar Contracts or arrangements entered into by or on behalf of such Person, but in each case, only to the extent drawn or called (and not paid in full or otherwise discharged); or (ix) to pay accrued and unpaid interest, prepayment penalties, premiums, breakage costs, late charges, penalties, make-whole payments, collection fees, termination fees, and other similar fees relating to any Indebtedness described in the foregoing clauses (i) through (viii) above (to the extent due and owing).
“Insurance Policies” has the meaning set forth in Section 5.13 of this Agreement.
“Integration Planning Committee” has the meaning set forth in Section 4.1(f) of this Agreement.
“Intellectual Property” means all intellectual property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (i) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, social and mobile media identifiers and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, mask works, rights in, industrial designs, and works of authorship (including computer software and documentation), applications, source code, and object code, and databases, whether registered or unregistered, derivative works thereof, and any registrations, renewals and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including in any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software and algorithms, and (v) all other intellectual, proprietary, moral, and similar rights recognized by applicable Law.
“Intended Tax Treatment” has the meaning set forth in Section 7.12(c) of this Agreement.
“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Parent Board on the Signing Date (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the Signing Date), which Effect or consequences, as applicable, become known by such board of directors prior to the time the Parent receives the Requisite Parent Vote; provided, that: (a) in no event shall the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred; (b) in no event shall any changes in the market price or trading volume of Parent Common Stock or the fact that Parent meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred; (c) in no event shall any Effect resulting from any action taken or omitted by the Company or Parent, as applicable, that is required to be taken or omitted by the Company or Parent, as applicable, pursuant to this Agreement be taken into account for purposes of determining whether an Intervening Event has occurred; or (d) in no event shall any Effect resulting from changes after the Signing Date in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, condensates or natural gas liquids, refined products or other commodities for the Parties’ raw material inputs and end products) be taken into account for purposes of determining whether an Intervening Event has occurred.
“International Trade Laws” means all applicable Laws, rules, and regulations relating to (i) export, re-export, transfer or import controls, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations, and the EU Dual Use Regulation; (ii) customs and import Laws, including the Laws and regulations administered by U.S. Customs and Border Protection; and (iii) the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.
“IRS” has the meaning set forth in Section 5.7(a) of this Agreement.
“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.
“Jones Act” has the meaning set forth in Section 5.18 of this Agreement.
“Jones Act Anti-Dilution Warrant Agreement” means the Jones Act Anti-Dilution Warrant Agreement, dated as of September 4, 2020, between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A.
“Jones Act Provisions” has the meaning set forth in Section 5.3 of this Agreement.
“Knowledge” means (a) with respect to the Company or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(b) of the Company Disclosure Letter and (b) with respect to Parent or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(c) of the Parent Disclosure Letter, in each case after reasonable inquiry.
“Labor Agreement” has the meaning set forth in Section 5.8(a) of this Agreement.
“Laws” means any federal, state, local, foreign, international or transnational law, act, statute, ordinance, common law, rule, regulation, standard, judgment, determination, Governmental Order, writ, injunction, decree, arbitration award, treaty, or requirement of any Governmental Entity.
“Leased Real Property” with respect to the Company or Parent, means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by the Company and/or any of its Subsidiaries or Parent and/or any of its Subsidiaries, as applicable.
“Letter of Transmittal” has the meaning set forth in Section 3.2(a) of this Agreement.
“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, plans, decrees and Governmental Orders issued or granted by a Governmental Entity.
“LLC Sub” has the meaning set forth in the introductory paragraph of this Agreement.
“Maritime Guidelines” means any U.S., international or non-U.S. Law, treaty, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel (as applicable) is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.
“Material Adverse Effect” with respect to the Company or Parent, means any Effect that: (a) is materially adverse to the business, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole;

or (b) prevents or materially impairs the ability of such Party to consummate the Transactions; provided, however, that, for purposes of the foregoing clause (a) only, none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:
(A) Effects generally affecting: (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates; or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;
(B) Effects that are the result of factors generally affecting the oil and gas services industry, including changes in or Effects generally affecting the prices or supply and demand of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such Party and its Subsidiaries operate;
(C) any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Transactions;
(D) the performance by any Party of its obligations to the extent expressly required under this Agreement (other than such obligations under Section 7.1);
(E) any action taken (or not taken) by such Party or any of its Subsidiaries at the written request of the other Party, which action taken (or not taken) is not required under the terms of this Agreement;
(F) changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the Signing Date;
(G) any failure, in and of itself, by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F) or (H) and (I));
(H) any Effect resulting from acts of war (whether or not declared), civil disobedience, cyberattack, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak or worsening of illness, pandemic or other public health event or any other force majeure event, whether or not caused by any Person;
(I) (1) a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such Party on the NYSE, if applicable; or (2) any ratings downgrade or change in ratings outlook for any Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));
provided, that, with respect to clauses (A), (B), (E) and (H), such Effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such Effect disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, of comparable size, operating in the industries in which such Party and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred.
“Material Contract” has the meaning set forth in Section 5.14(a) of this Agreement.
“MBCA” has the meaning set forth in the Recitals of this Agreement.
“Measurement Date” has the meaning set forth in Section 6.1 of this Agreement.
“Merger Consideration” has the meaning set forth in Section 2.1 of this Agreement.
“Mergers” has the meaning set forth in the Recitals of this Agreement.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.
“New Board” has the meaning set forth in Section 4.1(d) of this Agreement.
“New Jones Act Warrant” means a Warrant (as defined in the A&R Jones Act Warrant Agreement) issued pursuant to the A&R Jones Act Warrant Agreement in accordance with the terms of this Agreement or Amendment No. 2 to the Creditor Warrant Agreement.
“New Plans” has the meaning set forth in Section 7.11(a) of this Agreement.
“New Securityholders Agreement” has the meaning set forth in the recitals of this Agreement.
“NISPOM” means the National Industrial Security Program Operating Manual.
“NISPOM Rule” means 32 CFR Part 117.
“Non-U.S. Benefit Plans” has the meaning set forth in Section 5.7(h) of this Agreement.
“NYSE” means the New York Stock Exchange, Inc.
“Optional Parent Vote” means, collectively, the approval of: (i) the submission to jurisdiction provisions set forth in Article XIV of the Parent Certificate of Incorporation upon Conversion by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter; (ii) the provisions limiting liability of officers set forth in Article VII of the Parent Certificate of Incorporation upon Conversion by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter; (iii) the removal of the supermajority amendment approval requirements set forth in Article XI of the Parent’s existing Articles of Incorporation from the Parent Certificate of Incorporation upon Conversion by the holders of 80% of the outstanding shares of Parent Common Stock entitled to vote on such matter; and (iv) the corporate opportunities provisions set forth in Article IX of the Parent Certificate of Incorporation upon Conversion by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter, in each case, at a meeting of the Parent shareholders duly called and held for such purpose (the matters set forth in clauses (i) through (iv), collectively, the “Optional Parent Vote Matters”).
“Ordinary Course” means, with respect to an action taken by any Person, that such action is in the ordinary course of business and consistent with the past practices of such Person.
“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents; and (v) with respect to any other Person that is not an individual, its comparable organizational documents.
“Outside Date” has the meaning set forth in Section 9.1(b)(i) of this Agreement.
“Owned Real Property” with respect to the Company or Parent, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company and/or any of its Subsidiaries or Parent and/or any of its Subsidiaries, as applicable.
“Parent” has the meaning set forth in the introductory paragraph of this Agreement.
“Parent ABL Credit Agreement” means the Loan, Security and Guaranty Agreement, dated as of September 30, 2021, by and among the Company, Helix Well Ops Inc., Helix Robotics Solutions, Inc., Deepwater Abandonment Alternatives, Inc., Alliance Offshore, L.L.C., Triton Diving Services, LLC, Alliance Energy Services, LLC, Helix Well Ops (U.K.) Limited, Helix Robotics Solutions Limited, Helix International Group Holdings (U.K.) Limited, the financial institutions party thereto from time to time as Lenders (as defined in the Parent ABL Credit Agreement), and Bank of America, N.A., as agent and security trustee for the Lenders, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Parent Benefit Plan” means any Benefit Plan that is entered into, sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute or to which Parent or any of its Subsidiaries has any current or contingent liability.

“Parent Board” has the meaning set forth in the Recitals of this Agreement.
“Parent Bylaws upon Conversion” has the meaning set forth in the Recitals of this Agreement.
“Parent Certificate of Incorporation upon Conversion” has the meaning set forth in the Recitals of this Agreement.
“Parent Coastwise Vessel” has the meaning set forth in Section 6.6(c) of this Agreement.
“Parent Common Stock” has the meaning set forth in the Recitals of this Agreement.
“Parent Consents” has the meaning set forth in the Recitals of this Agreement.
“Parent Credit Agreements” means the (i) Parent ABL Credit Agreement and (ii) Credit Agreement, dated as of August 16, 2000, by and among Cal Dive I – Title XI, Inc., as shipowner, Govco Incorporated, as primary lender, Citibank, N.A., as the alternate lender, Citibank International plc, as facility agent and Citicorp North America, Inc., as administrative agent for the primary lender and commercial paper holder of the primary lender, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Parent Designees” has the meaning set forth in Section 4.1(d) of this Agreement.
“Parent Disclosure Letter” has the meaning set forth in Article V of this Agreement.
“Parent Equity Awards” means, collectively, the Parent Restricted Stock Awards, the Parent RSU Awards and the Parent PSU Awards.
“Parent Expense Amount” has the meaning set forth in Section 9.2(d)(i) of this Agreement.
“Parent Indebtedness Payoff Amount” has the meaning set forth in Section 7.7 of this Agreement.
“Parent Parties” has the meaning set forth in the introductory paragraph of this Agreement.
“Parent Preferred Stock” has the meaning set forth in Section 6.1 of this Agreement.
“Parent PSU Award” means each award of performance share units that is subject, in whole or in part, to performance-based vesting and that has been granted under the Parent Stock Plans.
“Parent Recommendation” has the meaning set forth in Section 6.2 of this Agreement.
“Parent Restricted Stock Award” means each award of restricted Parent Common Stock that is subject to vesting, repurchase or other lapse restriction and that has been granted under the Parent Stock Plans.
“Parent RSU Award” means each award of restricted stock units that is subject solely to time-based vesting and that has been granted under the Parent Stock Plans.
“Parent Senior Notes” means the 9.750% Senior Notes due 2029 issued pursuant to that certain Indenture, dated as of December 1, 2023, by and between the Parent and The Bank of New York Mellon Trust Company, N.A., as trustee.
“Parent Senior Notes Indenture” means the indenture governing the Parent Senior Notes, as may be amended, supplemented or otherwise modified in accordance with its terms.
“Parent Shareholders Meeting” means the meeting of shareholders of Parent to be held in connection with the Mergers, as may be adjourned or postponed from time to time.
“Parent Stock Plans” means, collectively, the 2005 Long Term Incentive Plan of Helix, Inc., as amended from time to time, and any other plans or arrangements of Parent providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.
“Parent Sub” has the meaning set forth in the introductory paragraph of this Agreement.
“Parent Sub Stockholder Consent” has the meaning set forth in Section 7.18 of this Agreement.
“Parent Tax Representation Letter” has the meaning set forth in Section 7.12(b) of this Agreement.
“Parent Termination Fee” means an amount in cash equal to $40,500,000.

“Parent Vessel” means a Vessel owned, leased or operated by any Parent Party or any Subsidiary of Parent, including well intervention vessels, liftboats, offshore supply vessels, dive support vessels, heavy lift derrick barges, and crew boats.
“Parent’s Counsel” has the meaning set forth in Section 7.12(b) of this Agreement.
“Parties” has the meaning set forth in the introductory paragraph of this Agreement.
“Party” has the meaning set forth in the introductory paragraph of this Agreement.
“Payoff Letters” has the meaning set forth in Section 7.7 of this Agreement.
“Permitted Encumbrances” means: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’, landlords’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that are not yet due and payable or delinquent and: (A) relate to obligations as to which there is no default on the part of the Company, Parent or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as currently conducted; or (B) are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) Encumbrances arising under original purchase price conditional sales contracts, purchase-money security interests, equipment financings, and capital or finance leases with third parties entered into in the Ordinary Course, containing terms consistent with arm’s length transactions of a similar type and only on the assets so acquired, financed or leased; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other matters of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, of such Person’s Owned Real Property or Leased Real Property that do not or would not, individually or in the aggregate, impair in any material respect the value, use or occupancy of such property for the purposes for which such properties are at present, or planned to be, used or occupied as of the Signing Date; (iv) Encumbrances for Taxes or other governmental charges: (A) that are not yet due or payable; or (B) that are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (v) deposits made in the Ordinary Course to secure surety bonds, performance bonds and similar obligations issued in the Ordinary Course in connection with the businesses of the Party and its Subsidiaries; (vi) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a Leased Real Property that do not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (vii) pledges or deposits in connection with workers’ compensation, unemployment insurance, social security and other similar legislation arising in the Ordinary Course; (viii) Encumbrances securing the Indebtedness and other obligations under the Company Credit Agreements and the Parent Credit Agreements, as applicable, (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (x) with respect to a Vessel of a Party: (A) Encumbrances for master, officer and crew wages (including the wages of the master) that are incurred and are outstanding in the Ordinary Course with usual maritime practice and: (1) are not yet overdue; or (2) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Material Adverse Effect; (B) Encumbrances for salvage (including contract salvage) or general average, and Encumbrances for wages of stevedores employed by the owner of such Vessel, which, in each case, (1) has existed for not more than 60 days, or (2) is being contested in good faith by appropriate proceedings and proceedings for which adequate reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Material Adverse Effect; (C) shipyard Encumbrances, Encumbrances for necessaries and other Encumbrances arising under applicable Law in the Ordinary Course in operating, maintaining and repairing such Vessel (other than those referred to in the foregoing clause (A) and (B)), which, in each case, (1) has existed for not more than 60 days, or (b) are being contested in good faith by appropriate proceedings and proceeding for which adequate reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Material Adverse Effect; (D) Encumbrances for damages arising from maritime torts (1) in respect of which a bond or other security has been posted on behalf of the Party or any of its subsidiaries with the appropriate court to prevent the arrest or secure the release of such Vessel from arrest within 45 days of seizure, or (2) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, and such proceedings would not reasonably be expected to have a Material Adverse Effect; (E) Encumbrances for charters or contracts of employment of such Vessel, (F) other common law maritime Encumbrances or Encumbrances arising under the Federal Maritime Lien Act (or similar state statute); (xi) bankers’ Encumbrances, rights of setoff or recoupment and other Encumbrances in favor of banks, securities intermediaries and other depositary or custodial institutions, in each case arising by operation of law or under customary documentation in connection with cash-management, deposit, securities account or custodial arrangements entered into in the Ordinary Course; (xii) landlords’ or lessors’ Encumbrances and interests under leases and subleases entered into in the Ordinary Course and permitted under the terms of the applicable lease or sublease; (xiii) non-exclusive licenses (and sublicenses) of Intellectual Property granted in the Ordinary Course; and (xiv) specified Encumbrances described in Section 10.7(d) of such Party’s Disclosure Letter.
“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).
“Personal Data” means any information that, directly or indirectly, identifies, describes or can be linked to a natural person, or any information that is otherwise considered personal information, personal data, or personally identifiable information under applicable Law.
“Plan of Conversion” has the meaning set forth in the Recitals of this Agreement.
“Predecessor Warrant” has the meaning set forth in Section 2.3(b).
“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.
“Proxy Statement/Prospectus” has the meaning set forth in Section 7.3(a) of this Agreement.
“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.
“Registration Rights Agreement” has the meaning set forth in the recitals of this Agreement.
“Registration Rights Agreement Parties” means, collectively, those Persons listed in Section 10.7(a) of the Company Disclosure Letter.
“Registration Statement” has the meaning set forth in Section 7.3(a) of this Agreement.
“Regulatory Remedy” has the meaning set forth in Section 7.5(d)(ii) of this Agreement.
“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration of Hazardous Materials into or through the environment.
“Reports” has the meaning set forth in Section 6.8(a) of this Agreement.
“Representatives” has the meaning set forth in Section 7.2(a) of this Agreement.
“Requisite Company Approval” has the meaning set forth in Section 5.3 of this Agreement.
“Requisite Parent Vote” has the meaning set forth in Section 5.3 of this Agreement.
“Requisite Parent Vote Matters” has the meaning set forth in Section 5.3 of this Agreement.
“Rights of Way” has the meaning set forth in Section 5.17 of this Agreement.
“Sarbanes-Oxley Act” has the meaning set forth in Section 6.8(a) of this Agreement.
“Sanctioned Person” has the meaning set forth in Section 5.9(f) of this Agreement.
“Sanctions” has the meaning set forth in Section 5.9(f) of this Agreement.
“SEC” has the meaning set forth in Section 2.3(d) of this Agreement.
“Second Certificate of Merger” has the meaning set forth in Section 1.1(b) of this Agreement.
“Second Company Merger” has the meaning set forth in the Recitals of this Agreement.
“Second Company Merger Effective Time” has the meaning set forth in Section 1.1(b) of this Agreement.

“Second Merger Approval” has the meaning set forth in Section 5.3 of this Agreement.
“Securities Act” has the meaning set forth in Section 2.3(d) of this Agreement.
“Service Provider” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.
“Share Increase” has the meaning set forth in Section 5.3 of this Agreement.
“Share Issuance” has the meaning set forth in Section 5.3 of this Agreement.
“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.
“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.
“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “20% or more” shall be deemed to be references to “50% or more”) made after the Signing Date that the Parent Board has determined in good faith, after consultation with its outside legal counsel and its financial advisor: (a) would, if consummated, result in a transaction more favorable from a financial point of view to Parent’s shareholders than the Transactions; and (b) is reasonably likely to be consummated on the terms proposed, in the case of each of clauses (a) and (b), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board including any revisions to the terms of this Agreement proposed by the Company pursuant to Section 7.2(d)(ii).
“Surviving Company” has the meaning set forth in the Recitals of this Agreement.
“Surviving Corporation” has the meaning set forth in the Recitals of this Agreement.
“Swap” has the meaning given to such term in Section 1(a)(47) of the Commodity Exchange Act.
“Tail Period” has the meaning set forth in Section 7.14(b) of this Agreement.
“Tail Policies” has the meaning set forth in Section 7.14(b) of this Agreement.
“Takeover Statute” has the meaning set forth in Section 7.15 of this Agreement.
“Tax” means all federal, state, local and foreign income, windfall or other profits, capital gain, franchise, premium, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, production, conservation, fuel, ad valorem, value added, occupancy, net worth, estimated, alternative or add-on minimum, and any other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additional amounts imposed with respect to such amounts and any interest in respect of such penalties and additional amounts.
“Tax Return” means all returns and reports (including elections, declarations, disclosures, statements, schedules, estimates, claims for refund, and information returns), including any attachments thereto and any amendments or modifications thereof, supplied to or required to be supplied to a Tax authority relating to Taxes.
“Trading Day” means any day on which shares of Parent Common Stock or Converted Parent Common Stock are traded on the NYSE.
“Transactions” has the meaning set forth in the Recitals of this Agreement.
“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.
“Union” has the meaning set forth in Section 5.8(a) of this Agreement.

“Vessel” means, at any time (a) each vessel owned by a Party or a Subsidiary of a Party, and (b) each vessel (i) owned by a third party and (ii) either (A) managed by the Party or a Subsidiary of a Party pursuant to a management agreement or (B) chartered by the Party or a Subsidiary of the Party pursuant to a bareboat or demise charter.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law.
“Willful Breach” means a material breach of this Agreement that is the result of a willful, deliberate or intentional act or failure to act where the breaching party has actual knowledge that the taking of such act or failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.
10.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated as of February 1, 2026, between the Company and Parent (the “Confidentiality Agreement”),constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.
10.9 No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in Article V or in Article VI or in any certificate delivered by such Party pursuant to Article VIII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. Each Party expressly disclaims reliance upon any representations, warranties or statements relating to a Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by such Party in Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made, and each Party acknowledges that neither such Party nor any other Person has made, any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to: (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses that may have been made available to a Party or any of its Representatives (including in certain “data rooms,” “virtual rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) unless such material or information is otherwise the subject of any representation or warranty herein; or (b) except for the representations and warranties made by such Party in Article V or in Article VI or in any certificate delivered by such Party pursuant to Article VIII, any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Nothing in this Section 10.9 shall limit a Party’s remedies in the event of Fraud.
10.10 Third-Party Beneficiaries. The Company and Parent hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except with respect to (i) Section 4.1(d) (Board of Directors of Parent), Section 4.1(e) (Officers of Parent), Section 4.1(g) (Committees of the New Board) and Section 4.1(j) (Governance Period), (ii) Section 7.14 (Indemnification; Directors’ and Officers’ Insurance) and (iii) after the Effective Time and subject to the consummation of the Mergers, the provisions of Article II relating to the payment of the Merger Consideration, and any cash in lieu of any fractional shares payable pursuant thereto, which shall inure to the benefit of, and be enforceable by, holders of Eligible Shares as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amounts due to such Persons thereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Signing Date, the Closing Date or as of any other date.

10.11 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.
10.12 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future Service Provider, incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or Service Provider, incorporator, manager, member, partner, stockholder, other equityholder or Persons in similar capacity, controlling person, Affiliate or other Representative of any of the foregoing (excluding, for the avoidance of doubt, the Parties) and any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.
10.13 Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision; and (b) neither the remainder of this Agreement and the application of such provision to other Persons or circumstances shall be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
10.14 Interpretation; Construction.
(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the Signing Date. Currency amounts referenced herein are in U.S. Dollars.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(d) Each representation and warranty in this Agreement is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

(e) Documents or other information or materials will be deemed to have been “made available” by the Company or Parent, as applicable, if such documents, information or materials have been: (i) posted to the “Project Helios” virtual data room managed by Parent hosted with Intralinks or the “Project Odyssey” virtual data room managed by the Company hosted by Venue, in each case prior to 5:00 p.m. (Eastern time) on the second day prior to the Signing Date; (ii) filed with or furnished to the SEC and available on EDGAR at least twenty-four hours prior to the Signing Date.
(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
10.15 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Party.
10.16 Disclosure Letters.
(a) The Disclosure Letters are arranged in separate parts corresponding to the numbered and lettered Sections contained in this Agreement respectively. The information disclosed in any numbered or lettered Section of each Disclosure Letter, shall be deemed to relate to and to qualify any other Section of such Disclosure Letter, to the extent that the relevance of such item to such other Section of such Disclosure Letter is reasonably apparent on its face. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.
(b) The mere inclusion of any information in a Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Disclosure Letter, that such information is required to be listed in such Disclosure Letter or that such items are material to the disclosing party. No disclosure in the Disclosure Letters relating to any possible or alleged breach or violation of applicable Law or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any party hereto or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in a Disclosure Letter, the disclosing party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Parties, as applicable, except as and to the extent provided in this Agreement.
(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Letters is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d) The disclosure of any information in a particular section or subsection of the Parent Disclosure Letter, or the Company Disclosure Letter, as applicable, shall be deemed disclosure of such information with respect to the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement to which the relevance of such disclosure is readily apparent on the face of such disclosure.
10.17 Exclusive Remedy. Except in the case of Fraud, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the provisions set forth in this Agreement. In furtherance of the foregoing, except in the case of Fraud, each party hereto hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties and their Affiliates and each of their respective representatives arising under or based upon any Law, including with respect to the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law, except pursuant to the provisions set forth in this Agreement.
[The remainder of this page is intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ Todd M. Hornbeck
Name:	Todd M. Hornbeck
Title:	President and Chief Executive Officer

HELIX ENERGY SOLUTIONS GROUP, INC.

By:	/s/ Scotty Sparks
Name:	Scotty Sparks
Title:	Executive Vice President and Chief Operating Officer

ODYSSEY SUB, INC.

By:	/s/ Erik Staffeldt
Name:	Erik Staffeldt
Title:	President

HERCULES SUB LLC

By: Helix Energy Solutions Group, Inc., its sole member

By:	/s/ Scotty Sparks
Name:	Scotty Sparks
Title:	Executive Vice President and Chief Operating Officer

Exhibit A

Plan of Conversion

[Omitted.]

Exhibit B

Parent Certificate of Incorporation Upon Conversion

[Omitted.]

Exhibit C

Parent Bylaws Upon Conversion

[Omitted.]

Exhibit D

Registration Rights Agreement

[Omitted.]

Exhibit E

New Securityholders Agreement

[Omitted.]

Exhibit F

D&O Indemnification Agreement

[Omitted.]

Exhibit G

Governance Policy

[Omitted.]

Exhibit H

A&R Jones Act Warrant

[Omitted.]

Annex B
Opinion of Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL
April 22, 2026
Board of Directors
Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North, Suite 400
Houston, TX 77043
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to Helix Energy Solutions Group, Inc. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 10.27167 shares of common stock, par value $0.00001 per share (the “Company Common Stock”), of the Company to be issued in exchange for each outstanding share of common stock, par value $0.00001 per share (the “Hornbeck Common Stock”), of Hornbeck Offshore Services, Inc. (“Hornbeck”), other than Excluded Shares and Dissenting Shares (each, as defined in the Agreement), pursuant to the Agreement and Plan of Merger, dated as of April 22, 2026 (the “Agreement”), by and among the Company, Odyssey Sub, Inc., a wholly owned subsidiary of the Company (“Acquisition Sub”), Hercules Sub LLC, a wholly owned subsidiary of the Company (“LLC Sub”), and Hornbeck. The Agreement provides that, among other things, (a) Acquisition Sub will be merged with and into Hornbeck, with Hornbeck continuing as the surviving entity (the “First Merger”); and (b) Hornbeck will then be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity and a direct, wholly owned subsidiary of the Company. At the Effective Time (as defined in the Agreement), by virtue of the First Merger, each issued and outstanding share of Hornbeck Common Stock (other than Excluded Shares and Dissenting Shares) will be converted into the right to receive a number of shares of Company Common Stock equal to the Exchange Ratio.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Hornbeck and any of their respective affiliates and third parties, including Whitebox Advisors LLC (“Whitebox”), Ares Management LLC (“Ares”) and Highbridge Capital Management LLC (“Highbridge”), each, a significant shareholder of Hornbeck, and JPMorgan Chase & Co. (“JPMorgan”), a significant shareholder of Highbridge, and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). Goldman Sachs Investment Banking has an existing lending relationship with Ares and JPMorgan, or majority-owned subsidiaries (excluding, if applicable, portfolio companies) or funds thereof. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs & Co. LLC and/or its affiliates also have provided certain financial advisory and/or underwriting services to Ares and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as lead arranger in connection with a bank loan to CHG Healthcare Services Inc., a portfolio company of Ares (“CHG”), in July 2024; as bookrunner in connection with a high yield bond offering by EPIC Crude Services, LP, a portfolio company of Ares, in October 2024; as lead arranger in connection with a bank loan to CHG in December 2024; as Ares’ financial advisor in connection with the acquisition of GLP Capital Partners Limited’s international business (excluding operations in Greater China) in March 2025; as lead arranger in connection with a bank loan to AltaFiber, a portfolio company of Ares, in September 2025; as bookrunner in connection with a high yield bond offering by Asurion, LLC, a portfolio company of Ares (“Asurion”),

Board of Directors
Helix Energy Solutions Group, Inc.
April 22, 2026
Page Two
in December 2025; and as bookrunner in connection with a high yield bond offering by Asurion in January 2026. Goldman Sachs & Co. LLC and/or its affiliates also have provided certain financial advisory and/or underwriting services to JPMorgan and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as arranger in connection with a standalone securitization by J.P. Morgan Asset Management Real Estate, an affiliate of JPMorgan, in September 2025. Goldman Sachs & Co. LLC and/or its affiliates may also in the future provide financial advisory and/or underwriting services to the Company, Hornbeck, Whitebox, Ares, Highbridge, JPMorgan and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Funds managed by affiliates of Goldman Sachs Investment Banking also are co-invested with Ares and JPMorgan and/or their respective affiliates and have invested in equity interests of funds managed by affiliates of Ares and JPMorgan. Such funds managed by affiliates of Goldman Sachs Investment Banking may co-invest with, and invest in equity interests of, Ares, JPMorgan, Whitebox, Highbridge and/or their respective affiliates or funds managed thereby in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2025; Hornbeck’s Registration Statement on Form S-1 including the prospectus contained therein dated January 13, 2026 relating to an initial public offering of Hornbeck Common Stock; certain other communications from the Company to its stockholders; audited financial statements for Hornbeck for the three years ended December 31, 2025; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for Hornbeck prepared by its management; certain internal financial analyses and forecasts for the Company standalone and pro forma for the Transaction and certain financial analyses and forecasts for Hornbeck, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Hornbeck regarding their assessment of the past and current business operations, financial condition and future prospects of Hornbeck and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock; compared certain financial and stock market information for the Company and certain financial information for Hornbeck with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Hornbeck or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Hornbeck or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection

Board of Directors
Helix Energy Solutions Group, Inc.
April 22, 2026
Page Three
with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Hornbeck, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Hornbeck or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Hornbeck or the ability of the Company or Hornbeck to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.
Very truly yours,
/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex C
PLAN OF CONVERSION
OF
HELIX ENERGY SOLUTIONS GROUP, INC.,
A MINNESOTA CORPORATION
TO
HELIX ENERGY SOLUTIONS GROUP, INC.,
A DELAWARE CORPORATION
This Plan of Conversion (the “Plan”), dated as of [•], 2026, is hereby adopted by Helix Energy Solutions Group, Inc., a Minnesota corporation, in order to set forth the terms, conditions and procedures governing its conversion from a Minnesota corporation to a Delaware corporation pursuant to Minnesota Statutes Sections 302A.682-692 of the Minnesota Business Corporations Act, as amended (the “MBCA”), and Section 265 of the Delaware General Corporation Law, as amended (the “DGCL”).
1. Converting Corporation. The name of the converting corporation is Helix Energy Solutions Group, Inc., a corporation organized under the laws of the State of Minnesota (the “Converting Company”).
2. Converted Corporation. The name of the converted company shall be Helix Energy Solutions Group, Inc., a corporation organized under the laws of the State of Delaware (the “Converted Company”).
3. Conversion.
(a) At the Effective Time (as defined in Section 5 below), the Converting Company shall be converted to the Converted Company pursuant to Section 302A.691 of the MBCA and Section 265 of the DGCL (the “Conversion”).
(b) The Converting Company intends for the Conversion to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and for this Plan to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
4. Filings. As promptly as practicable following the date hereof, the Converting Company shall cause the Conversion to be effective by:
(a) executing and filing (or causing to be executed and filed) Articles of Conversion pursuant to Section 302A.686 of the MBCA in a form reasonably acceptable to any officer of the Converting Company (the “Minnesota Articles of Conversion”) with the Minnesota Secretary of State;
(b) executing and filing (or causing to be executed and filed) a Certificate of Conversion pursuant to Sections 103 and 265 of the DGCL in a form reasonably acceptable to any officer of the Converting Company (the “Delaware Certificate of Conversion”) with the Delaware Secretary of State; and
(c) executing, acknowledging and filing (or causing to be executed, acknowledged and filed) a Certificate of Incorporation of Helix Energy Solutions Group, Inc. in the form set forth on Exhibit A hereto (the “Delaware Certificate of Incorporation”) with the Delaware Secretary of State.
5. Effective Time. The Conversion shall become effective upon the filing and effectiveness of the Minnesota Articles of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation with the applicable secretary of state (the time of the effectiveness of the Conversion, the “Effective Time”).
6. Organizational Documents of Converted Company. From and after the Effective Time, the certificate of incorporation of the Converted Company shall be in the form set forth on Exhibit A hereto, until amended in accordance with its terms and applicable law, and the bylaws of the Converted Company shall be substantially in the form set forth on Exhibit B hereto (the “Delaware Bylaws”), until amended in accordance with its terms and applicable law.
7. Effect on Common Stock. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Company or its shareholders, each share of issued Common Stock, no par value per share, of the Converting Company (“Converting Company Common Stock”) shall convert into one validly issued, fully paid and nonassessable share of Common Stock, par value $0.00001 per share, of the Converted Company (“Converted Company Common Stock”). At and after the Effective Time, all of the outstanding certificates that immediately prior to the Effective Time represented shares of Converting Company Common Stock shall be deemed for all purposes to continue to evidence ownership of and to represent the same number of shares of Converted Company Common Stock into which the shares represented by such certificates have been converted as provided herein. Following the Effective Time, all Converting Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of Converting Company Common Stock immediately prior to the Effective Time shall cease to have any rights with respect thereto.
8. Effect on Outstanding Stock Options, Warrants, Restricted Stock Units, Performance Share Units and Other Rights. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Company or its shareholders, each option, warrant, restricted stock unit, performance share unit or other right to acquire shares of Converting Company Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent option, warrant, restricted stock unit, performance share unit or other right to acquire, upon the same terms and conditions as were in effect immediately prior to the Effective Time, the same number of shares of Converted Company Common Stock.
9. Effect on Employee Benefit, Incentive Compensation or Other Similar Plans. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Company or its shareholders, each employee benefit plan, incentive compensation plan or other similar plan to which the Converting Company is a party shall continue to be a plan of the Converted Company. To the extent that any such plan provides for the issuance of Converting Company Common Stock, at the Effective Time, such plan shall be deemed to provide for the issuance of Converted Company Common Stock. A number of shares of Converted Company Common Stock shall be reserved for issuance under such plan or plans equal to the number of shares of Converting Company Common Stock so reserved immediately prior to the Effective Time.
10. Directors and Officers of Converted Company. The members of the board of directors and the officers of the Converting Company immediately prior to the Effective Time shall continue in office following the Effective Time as the directors and officers of the Converted Company, respectively, until the expiration of their respective terms of office and until their successors have been duly elected and have qualified, or until their earlier death, resignation or removal. Each committee of the board of directors of the Converting Company immediately prior to the Effective Time shall be constituted as a committee of the board of directors of the Converted Company on the same terms and with the same powers and authority as the applicable committee of the board of directors of the Converting Company as of immediately prior to the Effective Time, and the members of each committee of the board of directors of the Converting Company immediately prior to the Effective Time shall be the members of each such committee of the board of directors of the Converted Company, each to serve at the pleasure of the board of directors of the Converted Company.
11. Effect of Conversion. From and after the Effective Time, the Conversion shall, for all purposes of the laws of the State of Minnesota, have the effects set forth in Section 302A.691 Subdivision 2 and shall, for all purposes of the laws of the State of Delaware, have the effects set forth in Section 265(f) of the DGCL. The Converting Company shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed a dissolution of the Converting Company and shall constitute a continuation of the existence of the Converting Company in the form of a Delaware corporation. The Converted Company shall be the same entity as the Converting Company. The Conversion shall not be deemed to affect any obligations or liabilities of the Converting Company incurred prior to the Conversion or the personal liability of any person incurred prior to the Conversion.
12. Implementation and Interpretation. This Plan shall be implemented and interpreted, prior to the Effective Time, by the board of directors of the Converting Company and, upon the Effective Time, by the board of directors of the Converted Company, (a) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party(ies), including, without limitation, any officers of the Converting Company or the Converted Company, as the case may be, and (b) the interpretations and decisions of which shall be final, binding, and conclusive on all parties.
13. Amendment. This Plan may be amended or modified by the board of directors of the Converting Company at any time prior to the Effective Time, provided that such an amendment shall not alter or change (a) the amount or kind of shares or other securities to be received hereunder by the shareholders of the Converting Company; (b) any term of the Delaware Certificate of Incorporation or the Delaware Bylaws, other than changes permitted to be made without stockholder approval by the MBCA; or (c) any of the terms and conditions of this Plan if such alteration or change would adversely affect the shareholders of the Converting Company.
14. Termination or Deferral. At any time prior to the Effective Time, this Plan may be terminated and the Conversion may be abandoned by action of the board of directors of the Converting Company, notwithstanding the approval of this Plan by the shareholders of the Converting Company, and the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the board of directors of the Converting Company, such action would be in the best interests of the Converting Company and its shareholders. In the event of termination of this Plan, this Plan shall become void and of no effect and there shall be no liability on the part of the Converting Company, its board of directors or shareholders with respect thereto.
15. Third-Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person other than as expressly provided herein.
16. Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.
[Signature Page Follows]
*    *    *

IN WITNESS WHEREOF, the undersigned has executed this Plan of Conversion as of [•], 2026.

HELIX ENERGY SOLUTIONS GROUP, INC.,
a Minnesota corporation

By:
Name:
Title:

EXHIBIT A

DELAWARE CERTIFICATE OF INCORPORATION

(See attached)

EXHIBIT B

DELAWARE BYLAWS

(See attached)

Annex D
CERTIFICATE OF INCORPORATION OF

HELIX ENERGY SOLUTIONS GROUP, INC.
ARTICLE I
NAME
The name of the Corporation is Helix Energy Solutions Group, Inc. (the “Corporation”).
ARTICLE II
TERM
The Corporation shall have perpetual existence.
ARTICLE III
PURPOSE
The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, “Delaware Law”).
ARTICLE IV
REGISTERED AGENT
The street address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.
ARTICLE V
CAPITALIZATION
5.1 Capitalization. The Corporation has authority to issue up to [410,000,000] shares of capital stock, consisting of up to [400,000,000] shares of common stock, par value $0.00001 per share (the “Common Stock”), and up to [10,000,000] shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”). The authorized number of shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, and no separate vote of such class or series of stock the authorized number of which is to be increased or decreased shall be necessary to effect such change.
5.2 Preferred Stock.
(a) The board of directors (the “Board”) of the Corporation is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
(b) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (the “Certificate”) (including any certificate of designation relating to such series of Preferred Stock).

5.3 Common Stock.
(a) Voting.
(i) Subject to Article XV, and subject to Delaware Law, each holder of Common Stock shall be entitled to one vote for each outstanding share of Common Stock held by such holder at all meetings of stockholders (and written actions in lieu of meetings if and when applicable); provided that any share of capital stock of the Corporation held by the Corporation shall have no voting rights.
(ii) Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any certificate of designation relating to any series of Preferred Stock) or pursuant to Delaware Law. Except as otherwise provided in this Certificate or required by Applicable Law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.
(iii) The holders of shares of Common Stock shall not have cumulative voting rights.
(b) Dividends. Subject to Applicable Law and rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, property of the Corporation or shares of the Corporation’s capital stock, the holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board.
(c) Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon dissolution or liquidation or winding up, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder.
(d) Exchange for Jones Act Warrants. Any holder of Common Stock may, at its election, exercisable by written notice to the Corporation (including in connection with a transfer of such shares), exchange any shares of Common Stock for Jones Act Warrants exercisable for the same number of shares of Common Stock except to the extent such exchange would result in Non-U.S. Citizens beneficially owning, in the aggregate, more than the Permitted Percentage of each class or series of the capital stock of the Corporation. Any holder of Common Stock may exercise such right at any time and from time to time, with respect to all or any portion of its shares of Common Stock and may similarly elect to receive Jones Act Warrants in lieu of shares of Common Stock upon any exercise of any warrants or other securities exercisable or exchangeable for or convertible into shares of Common Stock. Upon receipt of notice of any such election from a holder of Common Stock, the Corporation shall issue or cause to be issued the applicable Jones Act Warrants promptly and in any event within two business days after receipt of such notice (or on such later date as such holder would have been entitled to receive shares of Common Stock upon the exercise of the applicable warrants or other securities exercisable or exchangeable for or convertible into shares of Common Stock).
5.4 Withholding. All actual or constructive payments, dividends and distributions on, or in redemption of, the Common Stock, Preferred Stock, Jones Act Warrants, Anti-Dilution Warrants or Demand Notes, shall be subject to withholding and backup withholding of tax to the extent required by law, and amounts withheld, if any, shall be treated as received by the holders of such Common Stock, Preferred Stock, Jones Act Warrants, Anti-Dilution Warrants or Demand Notes, as the case may be, in respect of which such amounts were withheld. The Corporation shall have the right to take measures necessary to obtain cash to satisfy the Corporation’s withholding requirements with respect to any non-cash, deemed or constructive payment, dividend or distribution to the holders, including by retaining, selling or liquidating property of the applicable holders held by the Corporation in its custody or over which it has control. Each holder shall indemnify the Corporation and its Affiliates for, and hold harmless the Corporation and its Affiliates from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Corporation or any of its Affiliates in respect of the Common Stock, Preferred Stock, Jones Act Warrants, Anti-Dilution Warrants or Demand Notes held by such holder.
ARTICLE VI
MANAGEMENT
6.1 Board of Directors. Except as otherwise provided in this Certificate or Delaware Law, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
6.2 Number of Directors. Subject to the rights granted to any holders of any one or more series of Preferred Stock then-outstanding or the rights granted pursuant to the Securityholders Agreement, the number of directors which shall constitute the Board (each a “Director” and together, the “Directors”) shall be fixed from time to time pursuant to resolutions of the Board.
6.3 Classes of Directors. The Directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III.
6.4 Election and Term of Office. The term of office of the initial Class II Directors shall expire at the first annual meeting of stockholders following the Effective Date, the term of office of the initial Class I Directors shall expire at the second annual meeting of stockholders after the Effective Date, and the term of office of the initial Class III Directors shall expire at the third annual meeting of the stockholders after the Effective Date. At each annual meeting of stockholders after the Effective Date, Directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Subject to the rights granted to any holders of any one or more series of Preferred Stock then-outstanding, each such Director shall hold office until the annual meeting of stockholders for the year in which such Director’s term expires and his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement. Election of Directors need not be by written ballot unless the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) shall so provide.
6.5 Newly-Created Directorships and Vacancies. Subject to the rights of any holders of any one or more series of Preferred Stock then-outstanding or the rights granted pursuant to the Securityholders Agreement, any newly created directorship on the Board that results from an increase in the number of Directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director (and not by stockholders), in each case subject to Jones Act Compliance. No decrease in the authorized number of directors shall shorten the term of any incumbent director.
6.6 Removal and Resignation of Directors. Subject to the rights granted pursuant to the Securityholders Agreement, any or all of the Directors may be removed at any time with or without cause, but only by the affirmative vote of stockholders representing at least 68% of the voting power of all then-outstanding shares of stock of the Corporation entitled to vote thereon, voting as a single class. A Director may resign at any time from the Board by delivering his or her resignation in writing or by electronic transmission to the Board or to the Corporate Secretary of the Corporation. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event, and unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.
6.7 Director and Officer Citizenship. Notwithstanding anything to the contrary in this Certificate, the Bylaws or the Securityholders Agreement, (i) all of the executive Officers of the Corporation, including the Chief Executive Officer, shall be U.S. Citizens, and (ii) the Corporation shall take all necessary action to cause in all events the Board to be in Jones Act Compliance, including (A) each of the Chairperson and the Lead Independent Director, if any, shall in all events be a U.S. Citizen and (B) no more than a minority of the number of Directors necessary to constitute a quorum of the Board (in order for the Corporation to continue as a U.S. Citizen) (or any committee thereof) shall be Non-U.S. Citizens.
6.8 Rights of Holders of Preferred Stock. Notwithstanding the provisions of this Article VI, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately or together by series, to elect

Directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies, and other features of such directorship shall be subject to the rights of such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues (i) the then otherwise total authorized number of Directors of the Corporation shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification, or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification, or removal of such additional Directors, shall forthwith terminate (in which case each such Director thereupon shall cease to be qualified as, and shall cease to be, a Director), and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
ARTICLE VII
LIABILITY OF DIRECTORS AND OFFICERS
7.1 No Personal Liability. To the fullest extent permitted by Delaware Law, no Director or Officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director [or Officer], as applicable. All references in this Article VII to a Director shall also be deemed to refer to such other Person or Persons, if any, who, pursuant to a provision set forth in this Certificate in accordance with Section 141(a) of Delaware Law, exercise or perform any of the powers or duties otherwise conferred or imposed upon the Board by Delaware Law.
7.2 Amendment or Repeal. Any amendment, repeal or elimination of this Article VII, or the adoption of any provision of this Certificate inconsistent with this Article VII, shall not affect its application with respect to an act or omission by a Director [or Officer] occurring before such amendment, adoption, repeal or elimination. With respect to any act or omission occurring prior to the Effective Date, this Certificate shall not negatively impact the rights of any Director [or Officer] under the then-effective certificate of incorporation, which shall continue to govern. [Solely for purposes of this Article VII, “Officer” has the meaning provided in Section 102(b)(7) of Delaware Law.]
ARTICLE VIII
INDEMNIFICATION
8.1 Right to Indemnification and Advancement. Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a Director, advisory director, board observer or officer of the Corporation or, while a Director, advisory director, board observer or officer of the Corporation, is or was serving at the request of the Corporation as a director, advisory director, board observer, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, advisory director, board observer or officer or in any other capacity while serving as a director, advisory director, board observer or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by Applicable Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, advisory director, board observer, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and, except as provided in Section 7.01 of the Bylaws with respect to proceedings to enforce rights to indemnification and advance of expenses (as defined below), the

Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by law, to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that if and to the extent that Delaware Law requires, an advance of expenses shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 8.1 or otherwise. The Corporation may also, by action of the Board, provide indemnification and advancement to employees and agents of the Corporation. Any reference to an officer of the Corporation in this Article VIII shall be deemed to refer exclusively to the Chief Executive Officer, President, Chief Financial Officer, General Counsel, Controller, Treasurer and Corporate Secretary of the Corporation appointed pursuant to Article 5 of the Bylaws, and to any Executive or Senior Vice President, Vice President, Assistant Secretary, Assistant Controller or other officer of the Corporation appointed by the Board pursuant to Article 5 of the Bylaws, and any reference to an officer of any other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other enterprise. The fact that any Person who is or was an employee of the Corporation or an employee of any other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such Person is or may be an officer of the Corporation or of such other enterprise shall not result in such Person being constituted as, or being deemed to be, an officer of the Corporation or of such other enterprise for purposes of this Article VIII unless such Person’s appointment to such office was approved by the Board pursuant to Article 5 of the Bylaws.
8.2 Service for Subsidiaries. Any Person serving as a director, advisory director, board observer, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this Article VIII) shall be conclusively presumed to be serving in such capacity at the request of the Corporation. Any indemnification or advance of expenses under this Article VIII owed by the Corporation as a result of such Person’s service shall only be in excess of, and shall be secondary to, the indemnification or advance of expenses available from the applicable subsidiary, if any, and any applicable insurance policies.
8.3 Reliance. Persons who on or after the Effective Date become or remain Directors, advisory directors, board observers or officers of the Corporation or who, while a Director, advisory director, board observer or officer of the Corporation, become or remain a director, advisory director, board observer, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article VIII in entering into or continuing such service. To the fullest extent permitted by law, the rights to indemnification and to the advance of expenses conferred in this Article VIII shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to (and on) the Effective Date. Any amendment, alteration or repeal of this Article VIII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
8.4 Non-Exclusivity of Rights; Continuation of Rights of Indemnification. The rights to indemnification and to the advance of expenses conferred in this Article VIII shall not be exclusive of any other right which any Person may have or hereafter acquire under this Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. All rights to indemnification under this Article VIII shall be deemed to be a contract between the Corporation and each Director, advisory director, board observer or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Any repeal or modification of this Article VIII or repeal or modification of relevant provisions of Delaware Law or any other applicable laws shall not in any way diminish any rights to indemnification and advance of expenses of such Director, advisory director, board observer or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.
8.5 Merger or Consolidation. For purposes of this Article VIII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, advisory directors, board observers, officers and employees or agents, so that any Person who is or was a director, advisory director, board observer, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, advisory director, board observer, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.
8.6 Savings Clause. To the fullest extent permitted by law, if this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each Person entitled to indemnification under Section 8.1 of this Certificate as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Person and for which indemnification and advance of expenses is available to such person pursuant to this Article VIII to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated.
ARTICLE IX CORPORATE OPPORTUNITIES
9.1 [Corporate Opportunities. Notwithstanding any duty otherwise existing at law or in equity, to the fullest extent permitted by Applicable Law, the Corporation agrees that:
(a) Each of the Investors, each of the Investor Directors, and any member of the Investor Group, and any one or more of the respective managers, directors, principals, officers, employees and other representatives of each such Person or their respective Affiliates (the foregoing Persons being referred to, collectively, as “Identified Persons”) may now engage, may continue to engage, or may, in the future, engage in the same or similar activities or lines of business as those in which the Corporation or any of its Affiliates, directly or indirectly, now engage or may engage or other business activities that overlap with, are complementary to, or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, now engage or may engage (any such activity or line of business, an “Opportunity”). No Identified Person shall, as a result of its capacity as such, have any duty to refrain, directly or indirectly, from (i) engaging in any Opportunity or (ii) otherwise competing with the Corporation or any of its Affiliates. No Identified Person shall, as a result of its capacity as such, have any duty or obligation to refer or offer to the Corporation or any of its Affiliates any Opportunity except for any Identified Person who is a Director, who shall have the duty to refer or offer to the Corporation any Opportunity that is expressly first presented in writing to such Director in his or her capacity as a Director or if knowledge of such Opportunity is first acquired by such Director solely as a result of such Director’s position as a Director, and the Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered, an opportunity to participate in any other Opportunity which may be a corporate (or analogous) or business opportunity for the Corporation or any of its Affiliates.
(b) In the event that any Identified Person acquires knowledge of a potential transaction or other corporate (or analogous) or business opportunity which may be an Opportunity for the Corporation or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such Opportunity to the Corporation or any of its Affiliates and shall not be liable to the Corporation or any of its stockholders for breach of any purported fiduciary duty by reason of the fact that such Identified Person pursues or acquires such Opportunity for itself (or any of its Affiliates), or offers or directs such Opportunity to another Person (including any Affiliate of such Identified Person). Notwithstanding the foregoing, each Identified Person who is a Director shall have the duty to communicate or offer to the Corporation any Opportunity that is expressly first presented in writing to such Director in his or her capacity as a Director or if knowledge of such Opportunity is first acquired by such Director solely as a result of such Director’s position as a Director, and the Corporation does not waive any claims in respect of breaches of fiduciary duty arising therefrom. For the avoidance of doubt, none of the waivers of the corporate opportunities doctrine or related duties set forth in this Section 9.1 shall apply to any Officer, employee or consultant of the Corporation or any of its Subsidiaries or any Director other than an Investor Director.
(c) The Identified Persons may now own, may continue to own, and from time to time may acquire and own, investments in one or more Persons (such Persons, collectively, “Related Companies”) that are direct competitors of, or that otherwise may have interests that do or could conflict with those of, the Corporation or any of its Affiliates, and (i) the enjoyment, exercise and enforcement of the rights, interests, privileges, powers and benefits granted or available to the Identified Persons under this Certificate or the Bylaws shall not be in any manner reduced, diminished, affected or impaired, and the obligations of the Identified Persons under this Certificate or the Bylaws shall not be in any manner augmented or increased, by reason of any act, circumstance, occurrence or event arising from or in any respect relating to (A) the ownership by an Identified Person of any interest in any Related Company, (B) the affiliation of any Related Company with an Identified Person or (C) any action taken or omitted by an Identified Person in respect of any Related Company, (ii) no Identified Person shall, by reason of such ownership, affiliation or action, become subject to any fiduciary duty to the Corporation or any of its Affiliates, (iii) none of the duties imposed on an Identified Person, whether by contract or law, do or shall limit or impair the right of any Identified Person lawfully to compete with the Corporation or any of its Affiliates and (iv) except as set forth in Sections 9.1(a) and 9.1(b), the Identified Persons are not and shall not be obligated to disclose to the Corporation or any of its Subsidiaries or Affiliates any information related to their respective businesses or opportunities, including acquisition opportunities, and shall not be obligated to refrain from or in any respect to be restricted in competing against the Corporation or any of its Affiliates in any such business or as to any such opportunities.
(d) In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate (or analogous) or business opportunity shall not be deemed to be an Opportunity for the Corporation or any of its Affiliates if it is an opportunity (i) that the Corporation is not legally able or contractually permitted to undertake or (ii) which the Board has affirmatively elected to refrain from continued evaluation or pursuing.
Any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.]
ARTICLE X
MEETINGS OF STOCKHOLDERS
10.1 Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.
10.2 Special Meetings of the Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board or the Chairperson.
10.3 Annual Meetings of the Stockholders. An annual meeting of stockholders for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board or a duly authorized committee thereof; provided, that the Board may in its sole discretion determine that any such meeting shall, in addition to or instead of a physical location, be held by means of remote communication (including virtually).
ARTICLE XI
BUSINESS COMBINATIONS
The Corporation shall not be governed by or subject to the provisions of Section 203 of Delaware Law as now in effect or hereafter amended, or any successor statute thereto.
ARTICLE XII
AMENDMENT
12.1 Amendment of Certificate of Incorporation. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by Applicable Law, the following provisions in this Certificate, including any relevant definitions, as applied to such provisions, may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Articles VI, VII, IX, X, XI, this XII, XIV and XV.
12.2 Amendment of Bylaws. Subject, in all respects, to the consent rights and any other limitations set forth in this Certificate, the Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the

Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate. Notwithstanding anything to the contrary contained in this Certificate or any provision of law that might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), the Bylaws or Applicable Law, stockholders of the Corporation may only alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or adopt any provision inconsistent therewith with the affirmative vote of the holders of at least sixty six and two-thirds percent (66 2/3%) in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.
12.3 [Certain Amendments. Notwithstanding anything to the contrary herein, the affirmative vote of the holders of at least eighty percent (80%) in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, is required to amend, alter, repeal or rescind, in whole or in part, or to adopt any provision inconsistent therewith or herewith, provisions of this Certificate or the Bylaws relating to: (i) the taking of less than unanimous stockholder action without a meeting; (ii) the right of stockholders to call a special meeting; (iii) the number, election and term of the Corporation’s Directors; (iv) the procedures for the removal of Directors or filling vacancies on the Board; and (v) fixing a quorum for meetings of stockholders.]
ARTICLE XIII
INCORPORATOR
The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
[•]	[•]

ARTICLE XIV
SUBMISSION TO JURISDICTION
[Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation (including any action or proceeding brought under the Securities Act of 1933, as amended, or the Exchange Act), (ii) any action asserting a claim of breach of fiduciary duty owed by any Director, advisory director, board observer, Officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its Directors, advisory directors, board observers, Officers or employees arising pursuant to any provision of Delaware Law, this Certificate or the Bylaws, (iv) any action asserting a claim against the Corporation, its Directors, advisory directors, board observers, Officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of Delaware Law, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case a federal district court of the United States of America located in the State of Delaware shall be the exclusive forum.
If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any Person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.
Any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIV.]

ARTICLE XV
JONES ACT COMPLIANCE
15.1 Certain Definitions. For the purposes of this Article XV, in addition to the applicable definitions set forth in Article XVI, the following terms shall have the meanings specified below:
(a) “transfer” shall mean any transfer of beneficial ownership of shares of the capital stock of the Corporation, including (i) original issuance of shares, (ii) issuance of shares upon the exercise, conversion or exchange of any securities of the Corporation, including Jones Act Warrants, and (iii) transfer by merger, transfer by testamentary disposition, transfer pursuant to a court order or arbitration award, or other transfer by operation of law.
(b) “transferee” shall mean any Person receiving beneficial ownership of shares of the capital stock of the Corporation, including any recipient of shares resulting from (i) the original issuance of shares, (ii) the issuance of shares upon the exercise, conversion or exchange of any securities of the Corporation, including Jones Act Warrants, or (iii) transfer by merger, transfer by testamentary disposition, transfer pursuant to a court order or arbitration award, or other transfer by operation of law; all references to “transferees” shall also include, and the provisions of this Article XV (including, without limitation, requirements to provide citizenship certifications, affidavits and other information) shall apply to, any beneficial owner on whose behalf a transferee is acting as custodian, nominee, fiduciary, purchaser representative or in any other capacity.
15.2 Restrictions on Ownership of Shares by Non-U.S. Citizens. Non-U.S. Citizens shall not be permitted to beneficially own, individually or in the aggregate, more than the applicable Permitted Percentage of each class or series of the capital stock of the Corporation. To help ensure that at no time Non-U.S. Citizens, individually or in the aggregate, become the beneficial owners of more than the applicable Permitted Percentage of the issued and outstanding shares of any class or series of capital stock of the Corporation, and to enable the Corporation to comply with any requirement that it be, and submit any documents and other information as reasonable to demonstrate that it is, a U.S. Citizen under any Applicable Law or under any contract with the United States government (or any agency thereof), the Corporation shall have the power to take the actions prescribed in Section 15.3 through 15.8. The provisions of this Article XV are intended to ensure that the Corporation continues to qualify as a U.S. Citizen under the Jones Act so that the Corporation does not cease to be qualified: (a) under the Jones Act to own and operate vessels in the U.S. Coastwise Trade; (b) to operate vessels under an agreement with the United States government (or any agency thereof); (c) to be a party to a maritime security program agreement with the United States government (or any agency thereof), under 46 U.S.C. Chapter 531 or any successor statute thereto, with respect to vessels owned, chartered or operated by the Corporation; (d) to maintain a construction reserve fund under 46 U.S.C. Chapter 533 or any successor statute thereto; (e) to maintain a capital construction fund under 46 U.S.C. Chapter 535 or any successor statute thereto; or (f) to own, charter, or operate any vessel where the costs of construction, modification, or reconstruction have been financed, in whole or in part, by obligations guaranteed by the United States government (or any agency thereof) under 46 U.S.C. Chapter 537 or any successor statute thereto. The Board (or any duly authorized committee thereof, or any Officer of the Corporation who shall have been duly authorized by the Board or any such committee thereof) is specifically authorized to make all determinations and to adopt and effect all policies and measures necessary or desirable, in accordance with Applicable Law and this Certificate, to fulfill the purposes or implement the provisions of this Article XV; provided, however, that determinations with respect to redemptions of any Excess Shares (as defined below) shall be made only by the Board (or any duly authorized committee thereof).
15.3 Dual Share System.
(a) To implement the requirements set forth in Section 15.2, the Corporation may, but is not required to, institute a dual share system such that: (i) each certificate and/or book entry (in the case of uncertificated shares) representing shares of each class or series of capital stock of the Corporation that are beneficially owned by a U.S. Citizen shall be marked “U.S. Citizen” and each certificate and/or book entry (in the case of uncertificated shares) representing shares of each class or series of capital stock of the Corporation that are beneficially owned by a Non-U.S. Citizen shall be marked “Non-U.S. Citizen”, but with all such certificates and/or book entries (in the case of uncertificated shares) to be identical in all other respects and to comply with all provisions of the laws of the State of Delaware; (ii) an application to transfer shares shall be set forth on the back of each certificate or made available by the Corporation (in the case of book entry shares) in which a proposed transferee of title to shares shall apply to the Corporation to transfer the number of shares indicated therein and shall certify as to the citizenship of such proposed transferee; (iii) a certification shall be submitted by such proposed transferee (which may include as part thereof a form of affidavit), upon which the Corporation and its transfer agent (if any) shall be entitled (but not obligated) to rely conclusively, stating whether such proposed transferee is a U.S. Citizen; and (iv) the stock transfer records of the Corporation may be maintained in such manner as to enable the percentages of the shares of each class or series of the Corporation’s capital stock that are beneficially owned by U.S. Citizens and by Non-U.S. Citizens to be confirmed. The Board (or any duly authorized committee thereof, or any Officer of the Corporation who shall have been duly authorized by the Board or any such committee thereof) is authorized to take such other ministerial actions or make such interpretations of this Certificate as it may deem necessary or advisable in order to implement a dual share system consistent with the requirements set forth in Section 15.2 and to ensure compliance with such system and such requirements.
(b) A conspicuous statement shall be set forth on the face or back of each certificate and/or on each book entry (in the case of uncertificated shares) representing shares of each class or series of capital stock of the Corporation to the effect that: (i) such shares and the beneficial ownership thereof are subject to restrictions on transfer set forth in this Certificate; and (ii) the Corporation will furnish, without charge, to each stockholder of the Corporation who so requests a copy of this Certificate.
15.4 Restrictions on Transfers.
(a) No shares of any class or series of the capital stock of the Corporation may be transferred to a Non-U.S. Citizen or a holder of record that will hold such shares for or on behalf of a Non-U.S. Citizen if, upon completion of such transfer, the number of shares of such class or series beneficially owned by Non-U.S. Citizens individually or in the aggregate would exceed the applicable Permitted Percentage for such class or series. Any transfer or purported transfer of beneficial ownership of any shares of any class or series of capital stock of the Corporation, the effect of which would be to cause Non-U.S. Citizens individually or in the aggregate to beneficially own shares of any class or series of capital stock of the Corporation in excess of the applicable Permitted Percentage for such class or series, shall, to the fullest extent permitted by law, be void ab initio and ineffective, and, to the extent that the Corporation or its transfer agent (if any) knows that such transfer or purported transfer would, if completed, be in violation of the restrictions on transfers to Non-U.S. Citizens set forth in this Article XV, neither the Corporation nor its transfer agent (if any) shall register such transfer or purported transfer on the stock transfer records of the Corporation and neither the Corporation nor its transfer agent (if any) shall recognize the transferee or purported transferee thereof as a stockholder of the Corporation with respect to such shares for any purpose whatsoever (including for purposes of voting, dividends and other distributions) except to the extent necessary to effect any remedy available to the Corporation under this Article XV. In no event shall any such registration or recognition make such transfer or purported transfer effective unless the Board (or any duly authorized committee thereof, or any Officer of the Corporation who shall have been duly authorized by the Board or any such committee thereof) shall have expressly and specifically authorized the same.
(b) In connection with any proposed or purported transfer of shares of any class or series of the capital stock of the Corporation, any transferee or proposed or purported transferee of shares may be required by the Corporation or its transfer agent (if any) to deliver (i) a certification by such transferee or proposed or purported transferee (which may include as part thereof a form of affidavit) upon which the Corporation and its transfer agent (if any) shall be entitled (but not obligated) to rely conclusively, stating whether such transferee or proposed or purported transferee is a U.S. Citizen, and (ii) such other documentation and information concerning the citizenship of such transferee or proposed or purported transferee (as applicable) under Section 15.8 as the Corporation may request in its sole discretion. Registration and recognition of any transfer of shares may be denied by the Corporation upon refusal to furnish, or failure to adequately so evidence as requested, any of the foregoing citizenship certifications, documentation or information requested by the Corporation. Each proposed or purported transferor of such shares shall reasonably cooperate with any requests from the Corporation to facilitate the transmission of requests for such citizenship certifications and such other documentation and information to the proposed or purported transferee and such proposed or purported transferee’s responses thereto.
(c) In the event that any transferee is a Non-U.S. Citizen and fails to disclose that it is a Non-U.S. Citizen at the time that it acquires title to shares of capital stock, (i) the Corporation may in its sole discretion direct its transfer agent to mark such shares “Non-U.S. Citizen” and (ii) irrespective of whether the number of shares of such class or series beneficially owned by Non-U.S. Citizens individually or in the aggregate exceed the applicable Permitted Percentage for such class or series, the Corporation may in its sole discretion treat such shares as Excess Shares until the earlier to occur of (x) the shares are transferred to a U.S. Citizen, (y) the shares are redeemed by the Corporation or (z) twelve months following the next annual meeting of stockholders (unless at such time the Permitted Percentage is exceeded).

(d) Notwithstanding any of the provisions of this Article XV, the Corporation shall be entitled (but not obligated) to rely, without limitation, on the stock transfer and other stockholder records of the Corporation (and its transfer agent, if any) for the purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies, and otherwise conducting votes of stockholders.
15.5  Excess Shares. If on any date, including, without limitation, any record date (each, an “Excess Share Date”), the number of shares of any class or series of capital stock of the Corporation beneficially owned by Non-U.S. Citizens individually or in the aggregate should exceed the applicable Permitted Percentage with respect to such class or series of capital stock, irrespective of the date on which such event becomes known to the Corporation (such shares in excess of the applicable Permitted Percentage of such applicable class or series of capital stock, the applicable “Excess Shares”), then the shares of such class or series of capital stock of the Corporation that constitute Excess Shares for purposes of this Article XV shall be (x) those shares that have been purported to be acquired by or purported to become beneficially owned by Non-U.S. Citizens, starting with the most recent purported acquisition of beneficial ownership of such shares by a Non-U.S. Citizen and including, in reverse chronological order of purported acquisition, all other purported acquisitions of beneficial ownership of such shares by Non-U.S. Citizens from and after the purported acquisition of beneficial ownership of such shares by a Non-U.S. Citizen that first caused such applicable Permitted Percentage to be exceeded, or (y) those shares purported to be beneficially owned by Non-U.S. Citizens that exceed the applicable Permitted Percentage as the result of any repurchase or redemption by the Corporation of shares of its capital stock, starting with the most recent purported acquisition of beneficial ownership of such shares by a Non-U.S. Citizen and going in reverse chronological order of purported acquisition; provided, however, that: (a) the Corporation shall have the sole power to determine, in the exercise of its reasonable judgment, those shares of such class or series that constitute Excess Shares in accordance with the provisions of this Article XV; (b) the Corporation may, in its reasonable discretion, rely on any documentation provided by Non-U.S. Citizens with respect to the date and time of their purported acquisition of beneficial ownership of Excess Shares; (c) if the purported acquisition of beneficial ownership of more than one Excess Share occurs on the same date and the time of purported acquisition is not definitively established, then the order in which such purported acquisitions shall be deemed to have occurred on such date shall be determined by lot or by such other method as the Corporation may, in its reasonable discretion, deem appropriate; (d) Excess Shares that result from a determination that a beneficial owner has ceased to be a U.S. Citizen shall be deemed to have been acquired, for purposes of this Article XV, as of the date that such beneficial owner ceased to be a U.S. Citizen; and (e) the Corporation may adjust upward to the nearest whole share the number of shares of such class or series deemed to be Excess Shares. Any determination made by the Corporation pursuant to this Section 15.5 as to which shares of any class or series of the Corporation’s capital stock constitute Excess Shares of such class or series shall be conclusive and shall be deemed effective as of the applicable Excess Share Date for such class or series.
15.6 Redemption.
(a) In the event that (i) Section 15.4(a) would not be effective for any reason to prevent the transfer of beneficial ownership of any Excess Share of any class or series of the capital stock of the Corporation to a Non-U.S. Citizen (including by reason of the applicability of Section 15.9), (ii) a change in the status of a Person from a U.S. Citizen to a Non-U.S. Citizen causes a share of any class or series of capital stock of the Corporation of which such Person is the beneficial owner to constitute an Excess Share, (iii) any repurchase or redemption by the Corporation of shares of its capital stock causes any share of any class or series of capital stock of the Corporation beneficially owned by Non-U.S. Citizens individually or in the aggregate to exceed the applicable Permitted Percentage and thereby constitute an Excess Share, or (iv) a beneficial owner of a share of any class or series of capital stock of the Corporation has been determined to be or is to be treated as a Non-U.S. Citizen pursuant to Section 15.7 or 15.8, respectively, and the beneficial ownership of such share by such Non-U.S. Citizen results in such share constituting an Excess Share, then, the Corporation, by action of the Board (or any duly authorized committee thereof), in its sole discretion, shall have the power to redeem such Excess Share in accordance with this Section 15.6, unless the Corporation does not have sufficient lawfully available funds to permit such redemption or such redemption is not otherwise permitted under Delaware Law or other provisions of Applicable Law; provided, however, that the Corporation shall not have any obligation under this Section 15.6 to redeem any one or more Excess Shares.

(b) Until such time as any Excess Shares subject to redemption by the Corporation pursuant to this Section 15.6 are so redeemed by the Corporation at its option and beginning on the first Excess Share Date for the classes or series of the Corporation’s capital stock of which such Excess Shares are a part, to the fullest extent permitted by Applicable Law:
(i) the holders of such Excess Shares subject to redemption shall (so long as such Excess Shares exist) not be entitled to any voting rights with respect to such Excess Shares; and
(ii) the Corporation shall (so long as such Excess Shares exist) pay into a segregated account dividends and any other distributions (upon liquidation or otherwise) in respect of such Excess Shares.
Full voting rights shall be restored to any shares of a class or series of capital stock of the Corporation that were previously deemed to be Excess Shares, and any dividends or distributions with respect thereto that have been previously paid into a segregated account shall be due and paid solely to the holders of record of such shares, promptly after such time as, and to the extent that, such shares have ceased to be Excess Shares (including as a result of the sale of such shares to a U.S. Citizen prior to the issuance of a Redemption Notice pursuant to Section 15.6(c)(iii)), provided, however, that such shares have not been already redeemed by the Corporation at its option pursuant to this Section 15.6.
(c) The terms and conditions of redemptions by the Corporation of Excess Shares of any class or series of the Corporation’s capital stock under this Section 15.6 shall be as follows:
(i) the per share redemption price (the “Redemption Price”) for each Excess Share shall be paid by the issuance of one Jones Act Warrant (or such higher number of Jones Act Warrants or a fraction of a Jones Act Warrant, as the case may be, then exercisable for one share of such applicable class or series of Excess Shares) for each Excess Share; provided, however, that if the Corporation determines that such Jones Act Warrant would be treated as capital stock under the Jones Act or that the Corporation may not issue such Jones Act Warrant for any reason, then the Redemption Price shall be paid, as determined by the Board (or any duly authorized committee thereof) in its sole discretion, (A) in cash (by wire transfer or bank or cashier’s check), (B) by the issuance of Redemption Notes or (C) by any combination of cash and Redemption Notes (it being understood that all Excess Shares of the same class or series of capital stock of the Corporation being redeemed in the same transaction or any series of related transactions shall be redeemed for the same amount per Excess Share and in the same form of consideration);
(ii) with respect to the portion of the Redemption Price being paid in whole or in part by cash and/or by the issuance of Redemption Notes, such portion of the Redemption Price shall be an amount equal to, in the case of cash, or a principal amount equal to, in the case of Redemption Notes, the sum of (A) the Fair Market Value of such Excess Share as of the date of redemption of such Excess Share plus (B) an amount equal to the amount of any dividend or any other distribution (upon liquidation or otherwise) declared in respect of record of such Excess Share prior to the date on which such Excess Share is called for redemption and which amount has been paid into a segregated account by the Corporation pursuant to Section 15.6(b) (which shall be in full satisfaction of any right of the holder to any amount(s) in such segregated account to the extent relating to such Excess Share);
(iii) written notice of the redemption of the Excess Shares containing the information set forth in Section 15.6(c)(v), together with a letter of transmittal to accompany certificates, if any, representing the Excess Shares that have been called for redemption, shall be given either by hand delivery or by overnight courier service or by first-class mail, postage prepaid, to each holder of record of the Excess Shares to be redeemed, at such holder’s last known address as the same appears on the stock register of the Corporation (the “Redemption Notice”), unless such notice is waived in writing by any such holder(s);
(iv) the date on which the Excess Shares shall be redeemed (the “Redemption Date”) shall be the later of (A) the date specified in the Redemption Notice sent to the record holder of the Excess Shares (which shall not be earlier than the date of such notice), and (B) the date on which the Corporation has irrevocably deposited in trust with a paying agent or set aside for the benefit of such record holder consideration sufficient to pay the Redemption Price to such record holders of such Excess Shares in Jones Act Warrants, cash and/or Redemption Notes;
(v) each Redemption Notice to each holder of record of the Excess Shares to be redeemed shall specify (A) the Redemption Date (as determined pursuant to Section 15.6(c)(iv)), (B) the number and the class or series of shares of capital stock to be redeemed from such holder as Excess Shares (and, to the extent such

Excess Shares are certificated, the certificate number(s) representing such Excess Shares), (C) the Redemption Price and the manner of payment thereof, (D) the place where certificates for such Excess Shares (if such Excess Shares are certificated) are to be surrendered for cancellation, (E) any instructions as to the endorsement or assignment for transfer of such certificates (if any) and the completion of the accompanying letter of transmittal, and (F) the fact that all right, title and interest in respect of the Excess Shares to be redeemed (including, without limitation, voting, dividend and distribution rights) shall cease and terminate on the Redemption Date, except for the right to receive the Redemption Price, without interest;
(vi) on and after the Redemption Date, all right, title and interest in respect of the Excess Shares selected for redemption (including, without limitation, voting and dividend and distribution rights) shall forthwith cease and terminate, such Excess Shares shall no longer be deemed to be outstanding shares for any purpose, including, without limitation, for purposes of voting or determining the total number of shares entitled to vote on any matter properly brought before the stockholders for a vote thereon or receiving any dividends or distributions (and may be either cancelled or held by the Corporation as treasury stock), and the holders of record of such Excess Shares shall thereafter be entitled only to receive the Redemption Price, without interest; and
(vii) upon surrender of the certificates (if any) for any Excess Shares so redeemed in accordance with the requirements of the Redemption Notice and the accompanying letter of transmittal (and otherwise in proper form for transfer as specified in the Redemption Notice), the holder of record of such Excess Shares shall be entitled to payment of the Redemption Price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate (or certificates), to the extent such shares were certificated, shall be issued representing the shares not redeemed, without cost to the holder of record. On the Redemption Date, to the extent that dividends or other distributions (upon liquidation or otherwise) with respect to the Excess Shares selected for redemption were paid into a segregated account in accordance with Section 15.6(b)(ii), then, to the fullest extent permitted by Applicable Law, such amounts shall be released to the Corporation upon the completion of such redemption.
(d) Nothing in this Section 15.6 shall prevent the recipient of a Redemption Notice from transferring its Common Stock before the Redemption Date if such transfer is otherwise permitted under this Certificate and Applicable Law and the recipient provides notice of such proposed or purported transfer to the Corporation along with the documentation and information required under Sections 15.4(b) and 15.8 establishing that the proposed or purported transferee is a U.S. Citizen to the satisfaction of the Corporation in its reasonable discretion before the Redemption Date. If such conditions are met, the Board (or any duly authorized committee thereof) shall withdraw the Redemption Notice related to such shares, but otherwise the redemption thereof shall proceed on the Redemption Date in accordance with this Section 15.6 and the Redemption Notice.
15.7 Citizenship Determinations. The Corporation shall have the power to determine, in the exercise of its reasonable judgment including, at its option, with the advice of counsel, the citizenship of the beneficial owners and the transferees or proposed or purported transferees of any class or series of the Corporation’s capital stock for the purposes of this Article XV. In determining the citizenship of any beneficial owners or their transferees or proposed or purported transferees of any class or series of the Corporation’s capital stock, the Corporation may, absent other available information to the contrary, rely on the stock transfer records of the Corporation and the citizenship certifications required under Section 15.4(b) and the written statements and affidavits required under Section 15.8 given by the beneficial owners or their transferees or proposed or purported transferees, in each case whether such certifications, written statements or affidavits have been given on their own behalf or on behalf of others, to prove the citizenship of such beneficial owners, transferees or proposed or purported transferees (or any beneficial owners for whom such transferees or proposed or purported transferees are acting as fiduciaries or nominees). The determination of the citizenship of such beneficial owners, transferees or proposed or purported transferees (and any beneficial owners for whom such transferees or proposed or purported transferees are acting as fiduciaries or nominees) may also be subject to documents and other information as the Corporation may deem reasonable pursuant to Section 15.8(b). The determination of the Corporation at any time as to the citizenship of such beneficial owners, transferees or proposed or purported transferees in accordance with the provisions of Article XV shall be conclusive.
15.8 Requirement to Provide Citizenship Information.
(a) In furtherance of the requirements of Section 15.2, and without limiting any other provision of this Article XV, the Corporation may require the beneficial owners of shares of any class or series of the Corporation’s capital stock to confirm their citizenship status from time to time in accordance with the provisions of this Section 15.8, and, as a condition to acquiring and having beneficial ownership of shares of any class or series of capital stock of the Corporation, every beneficial owner of any such shares must comply with the following provisions:
(i) promptly upon a beneficial owner’s acquisition of beneficial ownership of five (5%) percent or more of the outstanding shares of any class or series of capital stock of the Corporation, and at such other times as the Corporation may determine by written notice to such beneficial owner, such beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of capital stock of the Corporation beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, a statement as to whether such beneficial owner is a U.S. Citizen, and such other information and documents required by the U.S. Coast Guard or the U.S. Maritime Administration under the Jones Act, including 46 C.F.R. part 355;
(ii) promptly upon request by the Corporation, any beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of capital stock of the Corporation beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, a statement as to whether such beneficial owner is a U.S. Citizen, and such other information and documents required by the U.S. Coast Guard or the U.S. Maritime Administration under the Jones Act, including 46 C.F.R. part 355;
(iii) promptly upon request by the Corporation, any beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, together with reasonable documentation of the date and time of such beneficial owner’s acquisition of beneficial ownership of the shares of any class or series of capital stock of the Corporation specified by the Corporation in its request;
(iv) promptly after becoming a beneficial owner, every beneficial owner must provide, or authorize such beneficial owner’s broker, dealer, custodian, depositary, nominee or similar agent with respect to the shares of each class or series of the Corporation’s capital stock beneficially owned by such beneficial owner to provide, to the Corporation such beneficial owner’s address and other contact information as may be requested by the Corporation; and
(v) every beneficial owner must provide to the Corporation, at any time such beneficial owner ceases to be a U.S. Citizen, as promptly as practicable but in no event less than five business days after the date such beneficial owner becomes aware that it has ceased to be a U.S. Citizen, a written statement, duly signed, stating the name and address of the beneficial owner, the number of shares of each class or series of capital stock of the Corporation beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, and a statement as to such change in status of such beneficial owner to a Non-U.S. Citizen.
(b) The Corporation may at any time require documents and other information as it may request as reasonable, in addition to the citizenship certifications required under Section 15.4(b) and the written statements and affidavits required under Section 15.8(a), of the citizenship of the beneficial owner or the transferee or proposed or purported transferee of shares of any class or series of the Corporation’s capital stock.
(c) In the event that (i) the Corporation requests in writing (in which express reference is made to this Section 15.8) from a beneficial owner of shares of any class or series of the Corporation’s capital stock a citizenship certification required under Section 15.4(b), a written statement, an affidavit and/or reasonable documentation required under Section 15.8(a) as reasonable to confirm citizenship required under Section 15.8(b), and (ii) such beneficial owner fails to provide the Corporation with the requested documentation by the date set forth in such written request, then, to the fullest extent permitted by Applicable Law: (A)(x) the voting rights of such beneficial owner’s shares of the Corporation’s capital stock shall be suspended, and (y) any dividends or other distributions (upon liquidation or otherwise) with respect to such shares shall be paid into a segregated account, until such requested documentation is submitted in form and substance reasonably satisfactory to the Corporation, subject to the other provisions of this Article XV; provided, however, that the Corporation shall have the power, in its sole discretion, to extend the date by which such requested documentation must be provided and/or to waive the application of sub-clauses (x) and/or (y) of this clause (ii)(A) to any of the shares of such beneficial owner in any particular instance; and (B) the Corporation, upon approval by the Board (or any duly authorized committee thereof) in its sole discretion, shall have the power to treat such beneficial owner as a Non-U.S. Citizen unless and until the Corporation receives the requested documentation confirming that such beneficial owner is a U.S. Citizen.
(d) In the event that (i) the Corporation requests in writing (in which express reference is made to this Section 15.8) from the transferee or proposed or purported transferee of, shares of any class or series of the Corporation’s capital stock a citizenship certification required under Section 15.4(b), a written statement, an affidavit and/or reasonable documentation required under Section 15.8(a) or under Section 15.8(b), and (ii) such Person fails to submit the requested documentation in form and substance reasonably satisfactory to the Corporation, subject to the other provisions of this Article XV, by the date set forth in such written request, the Corporation, acting through its Board (or any duly authorized committee thereof, or any Officer of the Corporation who shall have been duly authorized by the Board or any such committee thereof), shall have the power, in its sole discretion, to refuse to accept any application to transfer ownership of such shares (if any) or to register such shares on the stock transfer records of the Corporation and may prohibit and/or void such transfer, including by placing a stop order with the Corporation’s transfer agent (if any), until such requested documentation is so submitted and the Corporation is satisfied that the proposed or purported transfer of shares will not result in Excess Shares.
15.9 Severability. Each provision of this Article XV is intended to be severable from every other provision. If any one or more of the provisions contained in this Article XV is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of this Article XV shall not be affected, and this Article XV shall be construed as if the provisions held to be invalid, illegal or unenforceable had never been contained herein.
ARTICLE XVI
ADDITIONAL DEFINED TERMS
16.1 Except as otherwise set forth in this Certificate, the following terms used in this Certificate shall have the meanings specified below:
(a) “Affiliate” of any specified Person means (i) each other Person who, directly or indirectly, controls, is controlled by or is under common control with such specified Person and (ii) each Affiliated Fund of such specified Person, and the term “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract (including proxy) or otherwise; provided, however, that (x) none of the Investors and their respective Affiliates shall be considered an Affiliate of the Corporation or its controlled Affiliates; (y) none of the Corporation and its controlled Affiliates shall be considered Affiliates of any Investor or its respective Affiliates; and (z) the Investors and their respective Affiliates shall not be considered Affiliates of each other solely by virtue of being party to the Securityholders Agreement or their investments in the Corporation.
(b) “Affiliated Fund” means, with respect to any Person, a fund, investment vehicle, managed account (including separately managed accounts) or other entity now or hereafter existing that is directly or indirectly controlled, managed, advised or sub-advised by (i) such Person, (ii) such Person’s or any of such Person’s Affiliates’ investment manager, advisor or subadvisor or (iii) an Affiliate of (x) such Person or (y) such Person’s or any of such Person’s Affiliates’ investment manager, advisor or subadvisor (in each case, excluding any portfolio company of such Person).
(c) “Anti-Dilution Warrant” means a warrant to purchase a Demand Note issued pursuant to and in accordance with the Jones Act Warrant Agreement to the holders of Jones Act Warrants, which warrant shall have the terms set forth in and as governed by the Anti-Dilution Warrant Agreement.
(d) “Anti-Dilution Warrant Agreement” means that certain Amended and Restated Jones Act Anti-Dilution Warrant Agreement, dated as of the Effective Date, by and between the Corporation and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(e) “Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.
(f) “Chairperson” means the chair of the Board.
(g) “Commission” means the United States Securities and Exchange Commission.
(h) “Demand Note” means a non-interest-bearing demand note issuable in connection with the exercise of an Anti-Dilution Warrant pursuant to the terms of the Anti-Dilution Warrant Agreement.
(i) “Effective Date” means the date on which this Certificate was filed with the Secretary of State of the State of Delaware.
(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.
(k) “Fair Market Value” shall mean, with respect to a share of Common Stock, (i) at any time the Common Stock is listed or quoted for trading on the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, OTC Bulletin Board or any other national securities exchange, the arithmetic average of the daily VWAP of a share of Common Stock for the ten (10) consecutive trading days on which shares of Common Stock traded immediately preceding the date of measurement; or (ii) otherwise, the value of a share of Common Stock as reasonably determined in good faith by the Board assuming such asset was sold in an arm’s-length transaction between a willing buyer and a willing seller occurring on the date of valuation, taking into account all relevant factors determinative of value (and giving effect to any transfer taxes payable in connection with such sale). For all purposes hereunder, the determination of the Fair Market Value by the Board (or compensation committee or similar committee of the Board) shall be deemed conclusive, final and binding (and shall not be subject to collateral attack for any reason).
(l) “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, including the U.S. Coast Guard, and the U.S. Maritime Administration, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.
(m) “Investor” has the meaning specified in the Securityholders Agreement as in effect on the Effective Date.
(n) “Investor Director” has the meaning specified in the Securityholders Agreement as in effect on the Effective Date.
(o) “Investor Group” has the meaning specified in the Securityholders Agreement as in effect on the Effective Date.
(p) “Jones Act” shall mean, collectively, the U.S. citizenship and cabotage laws principally contained in 46 U.S.C. § 50501(a), (b) and (d) and 46 U.S.C. Chapters 121 and 551 and any successor statutes thereto, together with the rules and regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration and their practices enforcing, administering and interpreting such laws, statutes, rules and regulations, in each case as amended or supplemented from time to time, relating to the ownership and operation of U.S.-flag vessels (each, a “U.S. Vessel”) for the carriage or transport of merchandise or passengers in the coastwise trade of the United States of America within the meaning of 46 U.S.C. Chapter 551 and any successor thereto as amended or supplemented from time to time (“U.S. Coastwise Trade”).
(q) “Jones Act Compliance” means compliance by the Corporation with the U.S. citizenship requirements of the Jones Act to be eligible to own and operate U.S. Vessels in U.S. Coastwise Trade or to obtain a coastwise endorsement.

(r) “Jones Act Warrant Agreement” means the [Amended and Restated] Jones Act Warrant Agreement, dated as of the Effective Date, by and between the Corporation and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
(s) “Jones Act Warrants” means warrants to purchase a number of shares of Common Stock on the terms set forth in and as governed by the Jones Act Warrant Agreement. In accordance with the terms of the Jones Act Warrant Agreement, a holder of Jones Act Warrants (or its proposed or purported transferee) who cannot establish to the satisfaction of the Corporation that it is a U.S. Citizen shall not be permitted to exercise its Jones Act Warrants to the extent the receipt of the Common Stock upon exercise thereof would cause such shares of Common Stock to constitute Excess Shares if they were issued. Holders of Jones Act Warrants, as such, shall not have any rights or privileges of stockholders of the Corporation, including, without limitation, any rights to vote, to receive dividends or distributions, to exercise any preemptive rights, or to receive notices, in each case, as stockholders of the Corporation, until they exercise their Jones Act Warrants and receive shares of Common Stock.
(t) “Non-U.S. Citizen” means any Person who is not a U.S. Citizen.
(u) “Officer” means an officer of the Corporation.
(v) “Permitted Percentage” shall mean, with respect to any class or series of capital stock of the Corporation: (i) with respect to all Non-U.S. Citizens in the aggregate, 21% of the shares of such class or series of capital stock of the Corporation from time to time issued and outstanding; and (ii) with respect to any individual Non-U.S. Citizen, 4.9% of the shares of such class or series of capital stock of the Corporation from time to time issued and outstanding; provided, however, that if the percentage of any class or series of capital stock outstanding on the Effective Date that is owned by Non-U.S. Citizens in the aggregate shall exceed 21% of the outstanding shares of such class or series on the Effective Date, the Permitted Percentage (insofar as it relates to clause (i) of the definition of Permitted Percentage) shall be the lesser of (x) the minimum percentage owned by Non-U.S. Citizens in the aggregate on or subsequent to the Effective Date and (y) 24% and shall continue to be the Permitted Percentage until the first subsequent date that the percentage of such class or series owned by Non-U.S. Citizens decreases to 21% or less, and from such subsequent date forward, the Permitted Percentage as contemplated in clause (i) of the definition of Permitted Percentage shall be 21%.
(w) “Person” means any individual, firm, partnership, limited liability or other company, corporation, joint venture or other entity, and shall include any successor (by merger, business combination or otherwise) of such entity.
(x) “Redemption Notes” shall mean interest-bearing promissory notes of the Corporation with a maturity of not more than 10 years from the date of issue and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note having a maturity comparable to the term of such Redemption Notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the Redemption Notes. Such Redemption Notes shall be governed by the terms of an indenture to be entered into by and between the Corporation and a trustee, as may be amended from time to time. Redemption Notes shall be redeemable at par plus accrued but unpaid interest.
(y) “Securityholders Agreement” means the Securityholders Agreement, dated as of the Effective Date, by and among the Corporation and the holders listed therein, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
(z) “Subsidiary” of any Person means (i) a corporation a majority of whose outstanding shares of capital stock or other equity securities with voting power, under ordinary circumstances, to elect directors (or similar function) is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, (ii) each other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, (A) is the general partner of such Person or (B) has (x) at least a majority ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.
(aa) “U.S. Citizen” means a citizen of the United States which is eligible and qualified to own and operate U.S. Vessels in the U.S. Coastwise Trade.

(bb) “U.S. Coastwise Trade” has the meaning ascribed to such term in the definition of “Jones Act” in this Certificate.
(cc) “U.S. Vessel” has the meaning ascribed to such term in the definition of “Jones Act” in this Certificate.
(dd) “VWAP” means, for any trading day, the price for shares of Common Stock determined by the daily volume weighted average price per share of Common Stock for such trading day on the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market, as the case may be, in each case, for the regular trading session (including any extensions thereof, without regard to pre-open or after hours trading outside of such regular trading session), or if shares of Common Stock are not listed or quoted on the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market, as reported by the principal U.S. national or regional securities exchange on which shares of Common Stock are then listed or quoted, whichever is applicable, as published by Bloomberg at 4:15 P.M., New York City time (or 15 minutes following the end of any extension of the regular trading session), on such trading day.
16.2 Construction. Whenever the context requires, the gender of all words used in this Certificate includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles, Sections and subsections refer to articles, sections and subsections of this Certificate. Whenever the words “include,” “includes” or “including” are used in this Certificate, they shall be deemed to be followed by the words “without limitation.”

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinabove named, makes and files this Certificate of Incorporation, and does hereby declare and certify that said instrument is [its/her/his] act and deed and that all facts stated herein are true, and accordingly, has executed this Certificate of Incorporation this day of, 2026.

[•]

By:
Name: [•]
Incorporator

Annex E
BYLAWS OF

HELIX ENERGY SOLUTIONS GROUP, INC.

Adopted [•], 2026
ARTICLE 1
DEFINITIONS
As used in these Bylaws of Helix Energy Solutions Group, Inc. (these “Bylaws”), unless the context otherwise requires, the terms “advance of expenses,” “Common Stock,” “indemnitee,” “Jones Act,” “Jones Act Warrants,” “Non-U.S. Citizen,” “Person,” “Preferred Stock,” “undertaking,” “U.S. Citizen,” and “U.S. Coastwise Trade” shall have the same meanings as ascribed to those terms in the Corporation’s Certificate of Incorporation as in effect on the date hereof (as it may be amended and/or restated from time to time, the “Certificate of Incorporation”). Capitalized terms used but not otherwise defined herein shall have the meanings as ascribed to those terms in the Certificate of Incorporation.
ARTICLE 2
OFFICES
Section 2.01 Registered Office. The registered office of Helix Energy Solutions Group, Inc. (the “Corporation”) is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
Section 2.02 Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.
Section 2.03 Books. The books of the Corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board, or as the business of the Corporation may require.
ARTICLE 3
MEETINGS OF STOCKHOLDERS
Section 3.01 Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board (or the Chairperson of the Board in the absence of a designation by the Board). The Board may, in its sole discretion, determine that a meeting of stockholders of the Corporation shall not be held at any place, but may instead be held solely or partially by means of remote communication in the manner authorized by the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, “Delaware Law”).
Section 3.02 Annual Meetings. The annual meeting of the stockholders shall be held for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these Bylaws held at such date, time, and place, if any, as shall be determined by the Board and stated in the notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
Section 3.03 Special Meetings. Special meetings of stockholders may only be called in the manner provided in the Certificate of Incorporation and may be held at such place, if any, either inside or outside the State of Delaware, on such date and at such time, and for such purpose or purposes, as the Board or the Chairperson of the Board shall determine and state in the notice of meeting, if any. The Board or the Chairperson of the Board, whichever calls the special meeting, may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
Section 3.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and, except as provided in this Section 3.04, notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board or the Chairperson of the Board, as applicable, shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.
Section 3.05 Notice. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.
Section 3.06 Stockholders List. The Corporation shall, no later than the tenth day before each meeting of stockholders, prepare a complete list of the stockholders entitled to vote at said meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address and the number of shares of capital stock of the Corporation registered in the name of each stockholder not later than the tenth day before each meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date in the manner provided by law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.
Section 3.07 Quorum. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, at each meeting of the stockholders, a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. The chair of the meeting shall have the power to adjourn meetings of stockholders for any reason from time to time and, if a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall also have the power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 3.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.
Section 3.08 Organization. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chairperson of the Board, or such other director or officer of the Corporation designated by the Board, shall act as chair of, and preside at, the meeting; provided that the chair of the meeting shall be a U.S. Citizen. The Secretary or, in the Secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following:
(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;
(c) rules and procedures for maintaining order at the meeting and the safety of those present;
(d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;
(e) restrictions on entry to the meeting after the time fixed for the commencement thereof;
(f) limitations on the time allotted to questions or comments by participants; and
(g) restrictions on the use of cell phones, audio or video recording devices and other devices at the meeting.
Section 3.09 Voting; Proxies.
(a) General. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock entitled to vote on the subject matter under consideration held by such stockholder. Voting at meetings of stockholders need not be by written ballot.
(b) Election of Directors. Subject, if applicable, to the rights of the holders of any class or series of Preferred Stock, including to elect additional directors under specific circumstances, unless otherwise required by law, the Certificate of Incorporation or these Bylaws, each director nominee shall be elected by a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided that director nominees shall be elected by a plurality of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors in the case of a Contested Election (as defined below). For purposes of this Section 3.09(b), “a majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of shares voted “against” such director’s election, and neither abstentions nor broker non-votes shall count as votes cast for or against a director’s election, and a “Contested Election” means an election of directors at a meeting of stockholders at which a quorum is present where (x) the Secretary receives notice that one or more stockholders have proposed to nominate one or more persons for election or re-election to the Board, which notice purports to be in compliance with the advance notice requirements for stockholder nominations set forth in these Bylaws, irrespective of whether the Board at any time determines that any such notice is not in compliance with such requirements, and (y) such proposed nomination or nominations have not been formally and irrevocably withdrawn by such stockholder or stockholders on or prior to the date that is 14 days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission.
(c) Other Matters. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders at which a quorum is present shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.
(d) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that the electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. A copy, facsimile transmission, or other reliable reproduction of a writing or transmission authorized by this Section 3.09(d) may be substituted for or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission, or other reproduction shall be a complete reproduction of the entire original writing or transmission. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Should a proxy designate two or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, each proxy so attending shall be entitled to exercise such powers in respect of the same portion of the shares as he or she is of the proxies representing such shares.
Section 3.10 Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Corporation shall appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:
(a) ascertain the number of shares outstanding and the voting power of each;
(b) determine the shares represented at the meeting and the validity of proxies and
(c) count all votes and ballots;
(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and
(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.
Section 3.11 Fixing the Record Date.
(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board or the Chairperson of the Board, as applicable, may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board or the Chairperson of the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the Board or the Chairperson of the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless such record date is more than 60 days before the date of such adjourned meeting; provided, however, that the Board or the Chairperson of the Board, whichever called the meeting, may fix a new record date for the determination of stockholders entitled to notice of or to vote at the adjourned meeting.
(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
(c) If no record date has been fixed by the Board and prior action is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in accordance with Section 228 of Delaware Law shall be the close of business on the day on which the Board adopts the resolution taking such action.

Section 3.12 Advance Notice of Stockholder Nominations and Proposals.
(a) Annual Meetings. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. Subject to the Certificate of Incorporation, to be properly brought before an annual meeting, nominations or such other business must be:
(i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof;
(ii) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof; or
(iii) otherwise properly brought before an annual meeting by a Proposing Stockholder.
In addition, any proposal of business (other than the nomination of persons for election to the Board) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a Proposing Stockholder pursuant to Section 3.12(a)(iii), the Proposing Stockholder must have delivered timely notice thereof pursuant to this Section 3.12(a), in writing (electronic transmission not sufficient) to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board. To be timely, a Proposing Stockholder’s notice for an annual meeting must comply with the requirements of this Section 3.12 and must be delivered to the principal executive offices of the Corporation in proper written form: (A) if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 70 days after the anniversary of the previous year’s annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting (which prior year’s annual meeting shall, for purposes of the Corporation’s annual meeting of stockholders to be held in 2027, be deemed to have occurred on May 13, 2026); and (B) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event shall an adjournment, recess, rescheduling or postponement of an annual meeting, or the Public Disclosure thereof, commence a new notice time period (or extend any notice time period). Notwithstanding anything in this paragraph to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Disclosure by the Corporation naming all of the nominees for director proposed by the Board or specifying the size of the increased Board at least ten days prior to the last day a Proposing Stockholder may deliver a notice of nominations in accordance with the second sentence of this paragraph, a Proposing Stockholder’s notice required by this Section 3.12 shall also be considered timely, but only with respect to proposed nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which Public Disclosure of such increase is first made by the Corporation.
(b) Stockholder Nominations. Subject to the Certificate of Incorporation, for the nomination of any person or persons for election to the Board pursuant to Section 3.12(a)(iii) or Section 3.12(d), a Proposing Stockholder’s notice to the Secretary must be timely (pursuant to Section 3.12(a)) and must set forth or include:
(i) As to each individual, if any, whom the Proposing Stockholder proposes to nominate for election or reelection to the Board:
(A) the name, citizenship, age, business address, and residence address of such proposed nominee;
(B) the principal occupation or employment of such proposed nominee (at present and for the past five years);
(C) the Specified Information of such proposed nominee as if such person were a Holder (except that no disclosure will be required hereunder with respect to any Related Person of any proposed nominee unless such Related Person is also a Related Person of a Holder);

(D) all information relating to such proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;
(E) a complete and accurate description of all agreements, arrangements and understandings between such proposed nominee, on the one hand, and each Holder and any Related Person, on the other hand, during the prior three years, including, without limitation, a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years between the proposed nominee and such parties, (including, without limitation, all biographical and related party transaction and other information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K under the Securities Act of 1933, as amended, if any Holder or any Related Person were the “registrant” for purposes of such rule and such proposed nominee were a director or executive officer of such registrant); and
(F) a complete and accurate, signed written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such written request) and a written statement and agreement executed by such proposed nominee acknowledging that such person:
(1) consents to being named in any proxy statement as a nominee and to serving as a director if elected,
(2) if elected, intends to serve as a director for the full term for which such person is standing for election, and
(3) makes the following representations: (I) that the proposed nominee has read and agrees to adhere to the Bylaws, all publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership and trading policies and guidelines of the Corporation applicable to directors, including with regard to securities trading, and (II) that the proposed nominee is not and will not become a party to any Voting Commitment that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and (III) that the proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification that has not been disclosed to the Corporation in connection with such person’s nomination for director or service as a director; and
(ii) as to each Holder:
(A) the citizenship of such Holder and each Related Person of such Holder, as well as a representation whether such person is a U.S. Citizen;
(B) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of any other Holder and any Related Person of any Holder;
(C) a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any other person;
(D) the class and number of shares of the Corporation which are directly or indirectly owned by such Holder or any Related Person of such Holder (beneficially and of record); provided, that for purposes of this Section 3.12, any such person shall in all events be deemed to beneficially own any shares of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future other than pursuant to any Jones Act Warrants (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both);

(E) a description of any Derivative Instrument directly or indirectly owned or held, including beneficially, by such Holder or any Related Person of such Holder, and any Short Interest held by such Holder or any Related Person of such Holder within the last twelve (12) months in any class or series of the shares or other securities of the Corporation;
(F) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such Holder or any Related Person of such Holder has any right to vote or has granted a right to vote any shares of stock or any other security of the Corporation;
(G) a description of any agreement, arrangement or understanding with respect to any rights to dividends or payments in lieu of dividends on the shares of the Corporation owned beneficially by such Holder or any Related Person of such Holder that are separated or separable from the underlying shares of stock or other security of the Corporation;
(H) any direct or indirect legal, economic or financial interest (including Short Interest) of such Holder and any Related Person of such Holder, if any, in the outcome of any (x) vote to be taken at any meeting of stockholders of the Corporation or (y) any meeting of stockholders of any other entity with respect to any matter that is related, directly or indirectly, to any nomination or business proposed by any Holder under these Bylaws;
(I) any direct or indirect interest of such Holder or any Related Person of such Holder in any contract with or litigation involving the Corporation, any Affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);
(J) any material pending or threatened action, suit or proceeding (whether civil, criminal, investigative, administrative or otherwise) in which such Holder or any Related Person of such Holder is, or is reasonably expected to be made, a party or material participant involving the Corporation or any of its officers, directors or employees, or any Affiliate of the Corporation, or any officer, director or employee of such Affiliate;
(K) any other information relating to such Holder or any Related Person of such Holder that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the business proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;
(L) a certification that such Holder and each Related Person of such Holder has complied with all applicable federal, state and other legal requirements in connection with its acquisition of shares or other securities of the Corporation and such person’s acts or omissions as a stockholder of the Corporation;
(M) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(N) a representation as to whether the Proposing Stockholder intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect such proposed nominees and/or approve or adopt any other business proposed to be brought, (y) otherwise to solicit proxies from stockholders in support of such nominations or other business proposed to be brought, if applicable, and/or (z) solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act;
(O) in the case of a nomination or nominations, the information and statement required by Rule 14a-19(b) of the Exchange Act (or any successor provision);
(P) the names and addresses of other stockholders (including beneficial owners) known by such Holder or Related Person of such Holder to provide financial or otherwise material support with respect to such proposals and/or nominations (it being understood that delivery of a revocable proxy to such proponent does not in itself require disclosure hereunder), and to the extent known the class and number of all shares of the Corporation owned beneficially or of record by each such other stockholder or other beneficial owner;

(Q) in the event that the Proposing Stockholder is a Non-U.S. Citizen, a representation by the Proposing Stockholder that it disclosed its status as a Non-U.S. Citizen to its broker, the Corporation’s transfer agent or the Corporation at the time of its acquisition of shares of capital stock of the Corporation; and
(R) a representation by the Proposing Stockholder as to the accuracy of the information set forth in the notice.
The Corporation and the Board may, as a condition to any such business (including, but not limited to, director nominations) being deemed properly brought before a meeting of stockholders, require any Holder or any proposed nominee to deliver to the Secretary within five Business Days of any such request, such other information as may be reasonably required by the Board, in its sole discretion, including (x) such other information as may be reasonably requested by the Board, in its sole discretion, to determine (I) the eligibility of such proposed nominee to serve as an independent director of the Corporation, (II) whether such proposed nominee qualifies as an “independent director” or “audit committee financial expert,” or otherwise meets heightened standards of independence, under applicable law, securities exchange rule or regulation or any publicly disclosed corporate governance guideline or committee charter of the Corporation, and (III) whether the citizenship of the proposed nominee would result in the Corporation losing its status as a U.S. Citizen under the Jones Act or (y) such other information that the Board determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.
(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary must be timely (pursuant to Section 3.12(a)) and must set forth as to each matter the Proposing Stockholder proposes to bring before the meeting:
(i) a brief description of the business desired to be brought before the meeting;
(ii) the reasons for conducting such business at the meeting;
(iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws or the Certificate of Incorporation, the language of the proposed amendment);
(iv) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;
(v) a description of all agreements, arrangements, or understandings between each Holder and each Related Person of such Holder and any other person or persons (including their names) in connection with the proposal of such business; and
(vi) any material interest of each Holder and each Related Person of any Holder in such business, including any anticipated benefit therefrom to such Holder or such Related Person.
(d) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders called by the Board or the Chairperson of the Board at which directors are to be elected pursuant to the Corporation’s notice of meeting:
(i) by or at the direction of the Board or any committee thereof;
(ii) as provided in the Certificate of Incorporation; or
(iii) provided that the Board or the Chairperson of the Board has determined that directors shall be elected at such meeting, if otherwise properly brought before the special meeting by a Proposing Stockholder.
In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, a Proposing Stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the Proposing Stockholder delivers a timely notice in writing that complies with the requirements of Section 3.12(b) to the Secretary at its principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the Public Disclosure of an adjournment, recess, rescheduling or postponement of a special meeting commence a new time period (or extend any notice time period).
(e) Updates and Supplements. In addition, to be considered timely, a Proposing Stockholder’s notice shall be further updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten Business Days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five Business Days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight Business Days prior to the date for the meeting or any adjournment, recess, rescheduling or postponement thereof in the case of the update and supplement required to be made as of ten Business Days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof. In addition, if the Proposing Stockholder has delivered to the Corporation a notice relating to director nominations, the Proposing Stockholder shall deliver to the Corporation not later than eight Business Days prior to the date of the meeting or any adjournment, recess, rescheduling or postponement thereof reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Exchange Act (or any successor provision). For the avoidance of doubt, the obligation to update and supplement set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders.
(f)  Effect of Noncompliance. Subject to the designation rights set forth in the Certificate of Incorporation, only such persons who are nominated in accordance with the procedures set forth in this Section 3.12 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 3.12, as applicable. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the Board shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws. If any proposed nomination was not made or proposed in compliance with this Section 3.12, or other business was not made or proposed in compliance with this Section 3.12, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination or other business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual or special meeting or propose a nomination at a special meeting pursuant to this Section 3.12 does not provide the information required under this Section 3.12 to the Corporation or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of nominations or other business may have been received by the Corporation. For the avoidance of doubt, if the Proposing Stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act and such Proposing Stockholder subsequently either (x) notifies the Corporation that such Proposing Stockholder no longer intends to solicit proxies in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act or (y) fails to comply with the requirements of Rule 14a-19 under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that the stockholder has satisfied the requirements of Rule 14a-19 under the Exchange Act), then the nomination of such proposed nominee for election or reelection to the Board will be disregarded and no vote on the election of such proposed nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation). If a stockholder of record identified by name has a bona fide question as to the meaning or interpretation of any provision of these Bylaws, such stockholder of record may request clarification from the Secretary in writing, and the Secretary shall respond within ten Business Days of such request.

(g) Rule 14a-8. This Section 3.12 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.
(h) For the purposes of this Section 3.12:
(i) “Affiliate” has the meaning ascribed to such term under Rule 12b-2 of the Exchange Act (or any successor provision).
(ii) “Associate” has the meaning ascribed to such term under Rule 12b-2 of the Exchange Act (or any successor provision).
(iii) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by law to be closed in Delaware;
(iv) the “close of business” means 5:00 p.m. local time at the Corporation’s principal executive offices, and if an applicable deadline falls on the “close of business” on a day that is not a Business Day, then the applicable deadline shall be deemed to be the close of business on the immediately preceding Business Day;
(v) “delivered” shall mean and require both (i) hand delivery, overnight courier service, or by United States certified or registered mail, return receipt requested, in each case to the Secretary at the principal executive offices of the Corporation, and (ii) electronic mail to the Secretary;
(vi) “Derivative Instrument” means any Short Interest, profits interest, option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of shares of the Corporation or with a value derived in whole or in part from the value of any class of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder and any Related Person may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation;
(vii) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
(viii) “Holder” means any of the Proposing Stockholder and the beneficial owner or beneficial owners, if any, on whose behalf the Proposing Stockholder proposes to bring any business or submit any nominations for consideration at a meeting of stockholders of the Corporation;
(ix) “Proposing Stockholder” means a stockholder of the Corporation (a) proposing to put forth any proposed business or nominations at a meeting of stockholders in accordance with these Bylaws, (b) who is a stockholder of record at the time the notice provided for in this Section 3.12 is delivered to the Secretary, on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and at the time of such meeting, (c) who is entitled to vote at the meeting, and (d) who complies with the notice procedures set forth in this Section 3.12;
(x) “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act;
(xi) A “Related Person” of any Holder means (x) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with any such Holder in a solicitation of proxies in respect of any business or director nomination proposed by such Holder, (y) any Affiliate or Associate of such Holder, and (z) any person who is a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act (or any successor provision)) with such Holder;
(xii) “Short Interest” means any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving any Holder or any Related Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Holder or any Related Person with respect to any class of the shares or other securities of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class of the shares or other securities of the Corporation;
(xiii) “Specified Information” means the information required to be disclosed pursuant to subclauses (D)–(J) of Section 3.12(b)(ii), provided, however, that the Specified Information shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who otherwise would be required to disclose Specified Information under these Bylaws solely as a result of being the stockholder directed to prepare and submit, on behalf of a beneficial owner, the notice required by this Section 3.12; and
(xiv) “Voting Commitment” means any agreement, arrangement, or understanding with, or any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question.
Section 3.13 Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by the Certificate of Incorporation and in accordance with applicable law.
ARTICLE 4
DIRECTORS
Section 4.01 General Powers. Except as otherwise provided in Delaware Law or the Certificate of Incorporation and subject to the terms of the Securityholders Agreement, dated as of April 22, 2026 (as it may be amended, supplemented, restated or modified from time to time, the “Securityholders Agreement”), the business and affairs of the Corporation shall be managed by or under the direction of the Board.
Section 4.02 Number, Election and Term of Office. The number of directors shall be determined as set forth in Section 6.2 of the Certificate of Incorporation, and the term of each director shall be as set forth in the Certificate of Incorporation. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders. Following the Effective Date (as defined in the Certificate of Incorporation) and subject to the rights granted pursuant to the Securityholders Agreement, all directors shall be nominated by the Corporate Governance and Nominating Committee of the Board.
Section 4.03 Citizenship Requirement for Directors. No more than a minority of the number of directors necessary to constitute a quorum of the Board (in order for the Corporation to continue as a U.S. Citizen) (or any committee thereof) shall be Non-U.S. Citizens.
Section 4.04 Chair. The Board shall vote to elect the Chairperson annually by a majority vote of the Board. Any director elected as Chairperson of the Board in accordance with this Section 4.04 shall hold such office until such time as a replacement Chairperson of the Board has been elected by a majority vote of the Board. The Chairperson of the Board shall preside at all meetings of the stockholders of the Corporation and shall have such other powers and perform such other duties (including, without limitation, as applicable, as an officer of the Corporation) as may be prescribed by the Board or provided in these Bylaws. The Chairperson of the Board, any Vice Chairperson of the Board and any other person who chairs a meeting of the Board or the stockholders shall be a U.S. Citizen.
Section 4.05 Lead Independent Director. For so long as the Certificate of Incorporation requires a lead independent director (the “Lead Independent Director”), the Board shall maintain a Lead Independent Director Charter setting forth the qualifications and eligibility requirements for, and duties and responsibilities of, the Lead Independent Director.

Section 4.06 Quorum and Manner of Acting. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board, and, except as otherwise expressly required by Delaware Law or by the Certificate of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
Section 4.07 Time and Place of Meetings. The Board shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board (or the Chairperson of the Board in the absence of a determination by the Board, or the Chief Executive Officer in the absence of a determination by the Board and in the Chairperson’s absence).
Section 4.08 Annual Meeting. The Board shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held; provided, that, subject to the remaining provisions of this Section 4.08, the failure to hold such meeting of the Board at such time and place shall not be a breach of these Bylaws. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 4.11 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.
Section 4.09 Regular Meetings. After the place and time of regular meetings of the Board shall have been determined and notice thereof shall have been once given to each member of the Board, regular meetings may be held without further notice being given.
Section 4.10 Special Meetings. Special meetings of the Board may be called by (i) the Chairperson of the Board, (ii) the Chief Executive Officer, (iii) the Lead Independent Director, (iv) the President, or (v) at least two members of the Board. Notice of special meetings of the Board shall be given to each director at least two (2) days before the date of the meeting in such manner as is determined by the Board.
Section 4.11 Notice of Meetings and Business to be Discussed. Written notice of each meeting of the Board shall be given to each director which shall state the date, time, place of the meeting and the purpose or purposes for which the meeting is called. Only business within the purposes described in the notice may be conducted at any special meeting. Subject to Section 4.10, written notice of any meeting shall be given at least three (3) days prior to such meeting, which notice may be waived in writing or by a director attending such meeting. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or Board committee meeting need be specified in any waiver of notice.
Section 4.12 Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation, and may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval (other than nominations for persons for election as directors) or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. No more than a minority of the number of directors necessary to constitute a quorum of any committee of the Board shall be Non-U.S. Citizens. The chair of any committee of the Board, any vice chair of any committee of the Board and any other person who chairs a meeting of any committee of the Board shall be a U.S. Citizen.
Section 4.13 Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper or electronic form.
Section 4.14 Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.
Section 4.15 Resignation. Any director may resign from the Board at any time by giving notice to the Board or to the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 4.16 Vacancies. Except as otherwise provided by law and subject to the Certificate of Incorporation and the Securityholders Agreement, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. Any director elected to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
Section 4.17 Removal. Directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.
Section 4.18 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.
ARTICLE 5
OFFICERS
Section 5.01 Officers; Limitations.
(a) The executive officers of the Corporation shall be a Chief Executive Officer, President, Chief Financial Officer, General Counsel, one or more Executive or Senior Vice Presidents and a Corporate Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other executive officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two (2) or more of said offices, except that no one person shall hold the offices and perform the duties of President and Corporate Secretary.
(b) Each of the executive officers of the Corporation shall be U.S. Citizens.
Section 5.02 Appointment, Term of Office and Remuneration. The officers of the Corporation shall be appointed by the Board in the manner determined by the Board. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. Subject to any delegation made pursuant to Section 5.03, the remuneration of all officers of the Corporation shall be fixed by the Board. Any vacancy in any office shall be filled in such manner as the Board shall determine.
Section 5.03 Subordinate Officers. In addition to the executive officers enumerated in Section 5.01 herein, the Corporation may have a Treasurer, one or more Vice Presidents, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board may deem necessary, each of whom shall hold office for such period as the Board may from time to time determine; provided, however, that a Non-U.S. Citizen may not exercise or be delegated any authority or duties that in any way relate to the exercise of authority or performance of duties associated with the functions of the Chairperson or the President nor may such person be granted or delegated any authority to bind the Corporation. The Board may delegate to any executive officer the power to appoint, remove and remunerate any such subordinate officers, agents or employees.
Section 5.04 Removal. Any officer may be removed, with or without cause, at any time, by resolution adopted by a majority of the Board, except that subordinate officers may be removed in such manner and by such persons as the Board shall otherwise permit.
Section 5.05 Resignations. Any officer may resign at any time by giving notice to the Board (or to the Chief Executive Officer). Any such notice must be in writing. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, unless the Corporation provides such officer with written notice that such resignation shall be effective as of a date after such notice is delivered, but prior to the date set forth in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 5.06 Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board.
ARTICLE 6
CAPITAL STOCK
Section 6.01 Certificates for Stock; Uncertificated Shares. The shares of the Corporation need not be represented by certificates, and the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares or a combination of certificated and uncertificated shares. Any such resolution that shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation; provided that all shares shall be uncertificated as of the date of adoption of these Bylaws. Except as otherwise required by Delaware Law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by two authorized officers representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a .pdf. In case any officer, transfer agent or registrar who has signed or whose .pdf signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.
Section 6.02 U.S. Citizenship Requirement. At no time shall Non-U.S. Citizens be permitted to beneficially own, individually or in the aggregate, more than the Permitted Percentage of each class or series of the capital stock of the Corporation.
Section 6.03 Dual Share System.
(a) If the Board has determined pursuant to the Certificate of Incorporation to use a dual share system, the Corporation shall instruct its transfer agent to maintain two separate stock records for each class or series of its capital stock: (i) a record of shares owned by U.S. Citizens and (ii) a record of shares owned by Non-U.S. Citizens.
(b) Certificates and/or book entries (in the case of uncertificated shares) representing shares of each class or series of the capital stock of the Corporation shall be marked either “U.S. Citizen” or “Non-U.S. Citizen,” but shall be identical in all other respects. Shares owned by U.S. Citizens shall be represented by U.S. Citizen certificates and/or book entries, and shares owned by Non-U.S. Citizens shall be represented by Non-U.S. Citizen certificates and/or book entries. Whether shares are owned by U.S. Citizens or by Non-U.S. Citizens shall be determined in accordance with the Certificate of Incorporation.
Section 6.04 Transfer of Shares.
(a) Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation; provided however that such transfer must comply with the Certificate of Incorporation and applicable law, including the Jones Act.
(b) Without limiting the applicable provisions of the Certificate of Incorporation, shares of any class or series of capital stock represented by a U.S. Citizen certificate and/or book entry, or represented by a Non-U.S. Citizen certificate and/or book entry determined by the Corporation to be held by or on behalf of a U.S. Citizen, may not be transferred, and shares of any class or series of the capital stock of the Corporation may not be issued (upon original issuance), to a Non-U.S. Citizen or a holder of record that will hold such shares for or on behalf of a Non-U.S. Citizen if, upon completion of such transfer or issuance, Non-U.S. Citizens, individually or in the aggregate, will own shares of such class or series of the capital stock represented by Non-U.S. Citizen certificates and/or book entries and represented by U.S. Citizen certificates and/or book entries determined by the Corporation to be held by or on behalf of Non-U.S. Citizens in excess of the Permitted Percentage of such class or series.
Section 6.05 Authority for Additional Rules Regarding Transfer. The Board shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation (in each case, solely to the extent consistent with the Certificate of Incorporation and the Securityholders Agreement), as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.
ARTICLE 7
INDEMNIFICATION
Section 7.01 Procedure for Indemnification. Any claim for indemnification or advance of expenses by an indemnitee under Article VIII of the Certificate of Incorporation shall be addressed by the Corporation promptly, and in any event within 30 days (or, in the case of an advance of expenses, 10 Business Days, provided that the director, advisory director, board observer or officer has delivered the undertaking contemplated by Section 8.1 of the Certificate of Incorporation if required), upon the written request of the indemnitee. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days (or, in the case of an advance of expenses, 10 Business Days, provided that the indemnitee has delivered the undertaking contemplated by Section 8.1 of the Certificate of Incorporation if required), the right to indemnification or advances as granted by Article VIII of the Certificate of Incorporation shall be enforceable by the indemnitee in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 8.1 of the Certificate of Incorporation, if any, has been tendered to the Corporation) that the claimant has not met the applicable standard of conduct which make it permissible under Delaware Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proof shall be on the Corporation to the fullest extent permitted by law. Neither the failure of the Corporation (including the Board, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Delaware Law, nor an actual determination by the Corporation (including the Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
Section 7.02 Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, advisory director, board observer, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, advisory director, board observer, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under Delaware Law.

ARTICLE 8
GENERAL PROVISIONS
Section 8.01 Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation, the Board may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.
Section 8.02 Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.
Section 8.03 Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a .pdf thereof to be impressed, affixed or otherwise reproduced.
Section 8.04 Actions with Respect to Securities Owned by the Corporation. The Board may authorize any Person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting, and to take comparable actions in respect of actions by written consent in lieu of a meeting, of holders of any stock and other securities of other entities (except the Corporation) owned or held by the Corporation for itself. The Person so designated shall be a U.S. Citizen. If the Board has not so authorized anyone, the Chief Executive Officer or the Chief Executive Officer’s delegate shall have authority to perform such function.
Section 8.05 Amendments. These Bylaws may be amended, altered or repealed, and new bylaws adopted, only in the manner set forth in the Certificate of Incorporation.

Annex F
SECURITYHOLDERS AGREEMENT
This SECURITYHOLDERS AGREEMENT (this “Agreement”), dated as of April 22, 2026 (the “Signing Date”), is entered into by and among Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), and each of the Securityholders Party hereto (each, a “Party” and collectively, the “Parties”).
WHEREAS, the Company, Odyssey Sub, Inc., a Delaware corporation (“Merger Sub”), Hercules Sub, LLC, a Delaware limited liability company (“LLC Sub”), Hornbeck Offshore Services, Inc., a Delaware corporation (“HOS”), entered into the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of the Signing Date;
WHEREAS, pursuant to the Merger Agreement: (i) Merger Sub shall merge with and into HOS, with HOS continuing as the surviving entity and a wholly owned subsidiary of the Company (the “First Merger”); and (ii) immediately following the First Merger, HOS will merge with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub surviving the Second Merger as a wholly owned subsidiary of the Company;
WHEREAS, in connection with the First Merger, each share of common stock, par value $0.00001 per share, of HOS issued and outstanding as of immediately prior to the effective time of the First Merger will be exchanged into the right to receive shares of Common Stock as set forth in the Merger Agreement; and
WHEREAS, the Parties desire to enter into this Agreement to govern certain of the Securityholders’ rights, duties and obligations with respect to their ownership of Common Stock after consummation of the Mergers (the “Closing”, and the date of the Closing, the “Closing Date”).
NOW, THEREFORE, the Parties agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this Agreement: (i) none of the Securityholders or their Affiliates shall be considered an Affiliate of the Company or its Controlled Affiliates; (ii) none of the Company and its Controlled Affiliates shall be considered Affiliates of any Securityholder or any of their respective Affiliates; and (iii) the members of the Ares Investor Group shall not be considered Affiliates of the members of the Whitebox Investor Group and the members of the Whitebox Investor Group shall not be considered Affiliates of the members of the Ares Investor Group, in each case, solely by virtue of the execution and delivery of this Agreement or their investments in the Company; provided, that “Affiliate” shall not include any portfolio company of any investment fund affiliated with or managed by any Securityholder or its Affiliates.
“Agreement” has the meaning set forth in the recitals to this Agreement.
“Applicable Stock Exchange” has the meaning set forth in Section 4.1(b).
“Ares Investor Director” means any person listed on Exhibit A and identified as an Ares Investor Director, or any other person designated to replace such person in accordance with the terms of this Agreement.
“Ares Investor Group” means, collectively, each of: (i) ASSF IV HOS AIV 1, L.P.; (ii) ASOF HOS AIV 1, L.P.; (iii) ASSF IV HOS AIV 2, L.P.; (iv) ASOF HOS AIV 2, L.P.; (v) ASSF IV AIV B, L.P.; (vi) ASSF IV AIV B Holdings III, L.P.; (vii) ASOF Holdings I, L.P.; (viii) ASOF II Holdings I, L.P.; (ix) ASOF II A (DE) Holdings I, L.P.; (x) the two entities listed on Schedule I hereto; (xi) any fund, investment vehicle or account managed or advised by Ares Management LLC or its Affiliates; and (xii) each of their respective Affiliates. For purposes of this definition of Ares Investor Group, no such Person shall be considered to be an Affiliate of the Company or any of its Controlled Affiliates.
“Ares Investor” means ASOF Investment Management LLC, ASSF IV Operating Manager IV, L.P., or another Person or member of the Ares Investor Group as designated to the Company in writing by such Person.
“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (a) voting power, which includes the power to vote, or to direct
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the voting of, such security; and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The term “Beneficially Own” and “Beneficial Ownership” shall have a correlative meaning. For the avoidance of doubt, for purposes of this Agreement, each Securityholder is deemed to Beneficially Own the shares of Common Stock, Common Stock Equivalents and other Equity Securities of the Company owned by it notwithstanding the fact that such shares are subject to this Agreement.
“Board” means the Board of Directors of the Company.
“Board Designation Expiration Date” has the meaning set forth in Section 3.1(d).
“Business Day” means a day that is not a Saturday or Sunday or a day on which banks in New York City are authorized or requested by Law to close.
“Chosen Courts” has the meaning set forth in Section 6.10.
“Closing” has the meaning set forth in the recitals to this Agreement.
“Closing Date” has the meaning set forth in the recitals to this Agreement.
“Common Stock” shall mean the common stock, par value $0.00001 per share, of the Company (following the Conversion (as defined in the Merger Agreement)) and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.
“Common Stock Equivalents” means, without duplication, Common Stock and any warrants (including the Jones Act Warrants and Creditor Warrants), options, securities or other rights exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock, whether exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock, at the time of issuance or upon the passage of time or the occurrence of some future event, including, for greater clarity, restricted stock units, performance stock units or any substantially similar award, whether or not settled in Common Stock or a Common Stock Equivalent, if the value of such award is derived from or measured in part or in full from the value of the Common Stock or a Common Stock Equivalent.
“Company” has the meaning set forth in the recitals to this Agreement.
“Confidential Information” has the meaning set forth in Section 6.19.
“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Creditor Warrant” means a warrant to purchase a number of shares of common stock of HOS, or, following Closing, Common Stock of the Company, issued pursuant to the Creditor Warrant Agreement, dated September 4, 2020, between the Company and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as amended by the Amendment No. 1 to Creditor Warrant Agreement, dated December 10, 2024, as it may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “Creditor Warrant Agreement”).
“Creditor Warrant Agreement” has the meaning given to such term in the definition of “Creditor Warrant” in this Agreement.
“Director” has the meaning set forth in Section 3.5(a).
“Election Meeting” has the meaning set forth in Section 3.1(b)(i).
“Equity Interest” in any Person means all of the units, membership interests, partnership interests, trust interests or shares of capital stock of, or other ownership or profit interests in, such Person.
“Equity Security” means with respect to any Person: (i) any of the Equity Interests of such Person; (ii) any of the options, warrants or other rights for the purchase or acquisition from such Person of Equity Interests of such Person; and (iii) any security, bond, note, guarantee, indebtedness, option or other right or instrument exercisable or exchangeable for or convertible into any of the foregoing.
“Exchange Act” has the meaning set forth in Section 4.1(a)(iv) of this Agreement.
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“Expiration Date” with respect to any Standstill Restricted Group means the earliest to occur of the date following the Closing Date that: (i) the Company’s 2028 annual meeting of its stockholders occurs; (ii) the 10th business day following the date on which all members of the applicable Investor Group cease to collectively Beneficially Own at least ten percent (10%) of the aggregate amount of Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants) then outstanding; (iii) a Third Party enters into an agreement with the Company to effect an Extraordinary Transaction; (iv) the Company waives the Standstill Restrictions or any equivalent restrictions with respect to any other Person or (v) following the Company’s 2027 annual meting of its stockholders, the applicable Investor irrevocably waives its right to designate for nomination an Investor Director pursuant to Section 3.1.
“Extraordinary Transaction” means any of the following involving the Company or any of its subsidiaries or its or their securities or all or substantially all of the assets or businesses of the Company and its subsidiaries: tender offer or exchange offer, merger, acquisition, amalgamation, reorganization, restructuring, recapitalization, disposition, distribution, split-off, spin-off, asset sale, joint venture, or other business combination, liquidation or dissolution.
“First Merger” has the meaning set forth in the recitals to this Agreement.
“Governance Committee” means the Nominating and Corporate Governance Committee of the Board or, if there is no such committee, the committee of the Board that performs the functions typically associated with a nominating and corporate governance committee.
“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or arbitral body (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.
“HOS” has the meaning set forth in the recitals to this Agreement.
“Identified Person” has the meaning set forth in Section 3.5(a).
“Investor” means the Ares Investor or the Whitebox Investor and “Investors” means any of them.
“Investor Director” means any of an Ares Investor Director or a Whitebox Investor Director.
“Investor Group” means any of the Ares Investor Group or the Whitebox Investor Group.
“Joinder” means a joinder to this Agreement in the form attached as Exhibit B.
“Jones Act” means, collectively, the United States citizenship and cabotage laws principally contained in 46 U.S.C. § 50501(a), (b) and (d) and 46 U.S.C. Chapters 121 and 551 and any successor statutes thereto, together with the rules and regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration and their practices enforcing, administering, and interpreting such laws, statutes, rules, and regulations, in each case as amended or supplemented from time to time, relating to the ownership and operation of U.S.-flag vessels (each, a “U.S. Vessel”) for the purposes of the carriage or transport of merchandise or passengers in the coastwise trade of the United States of America within the meaning of 46 U.S.C. Chapter 551 and any successor thereto as amended from time to time (“U.S. Coastwise Trade”).
“Jones Act Warrant” means a warrant to purchase a number of shares of common stock of HOS, or, following the Closing, Common Stock of the Company on the terms set forth in and as governed by the Jones Act Warrant Agreement.
“Jones Act Warrant Agreement” means the Jones Act Warrant Agreement dated September 4, 2020, by and between HOS and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as amended by Amendment No. 1 to Jones Act Warrant Agreement, dated as of December 31, 2020; and, following the Closing, the Amended and Restated Jones Act Warrant Agreement dated as of the Closing Date, by and between the Company, as successor to HOS, and Computershare, Inc. and Computershare Trust Company, N.A., as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.
“LLC Sub” has the meaning set forth in the recitals to this Agreement.
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“Merger Agreement” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the recitals to this Agreement.
“Mergers” has the meaning set forth in the recitals to this Agreement.
“Necessary Action” means, with respect to a specified result, any and all actions necessary to cause such result, including executing any and all agreements and instruments that are required to achieve such result and making, or causing to be made, with any and all Governmental Entities, all filings, registrations or similar actions that are required to achieve such result (but, in each case, solely to the extent such actions are permitted by Law and are within such Party’s reasonable control).
“Non-Affiliated Director” means a director who qualifies as “independent” under the rules of the New York Stock Exchange or the rules of such other national securities exchange on which the Common Stock is then listed or trading and who is not an Investor Director.
“Opportunity” has the meaning set forth in Section 3.5(a).
“Organizational Documents” means the Company’s certificate of incorporation, bylaws and certificates of designations (if any), each as amended from time to time in accordance with its terms.
“Other Coordinated Offering” has the meaning given to such term in the Registration Rights Agreement.
“Party” or “Parties” has the meaning set forth in the recitals to this Agreement.
“Permitted Transferee” means: (i) any direct or indirect equityholder of a Securityholder who receives shares of Common Stock or other Equity Securities of the Company as a result of a distribution of Common Stock by such Securityholder (or any subsequent distribution of such shares of Common Stock by any such direct or indirect member of a Securityholder); and (ii) any member of the same Investor Group as the Transferor, in the case of (i) and (ii), that is a party to this Agreement or agrees to become party to, and be bound to the same extent as the transferor by, the terms of this Agreement by signing a Joinder.
“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.
“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.
“Prohibited Transferee” has the meaning set forth in Section 4.2(a)(i).
“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, by and among the Company and the initial holders signatory thereto, as it may be amended, supplemented, restated, amended and restated or otherwise modified from time to time.
“Related Companies” has the meaning set forth in Section 3.5(c).
“Representatives” has the meaning set forth in Section 6.19.
“Required Information” has the meaning set forth in Section 3.1(b)(ii).
“Sales Process” has the meaning set forth in Section 4.1(b).
“SEC” means the United States Securities and Exchange Commission.
“Second Merger” has the meaning set forth in the recitals to this Agreement.
“Securities Act” means the Securities Act of 1933, as amended.
“Securityholder” means: (a) any Person (other than the Company) named on the signature pages to this Agreement; (b) any member of an Investor Group that is a Transferee of Equity Securities Beneficially Owned by another Securityholder in a Transfer that complies with the terms and conditions of this Agreement and who is required by this Agreement to agree to be bound by the terms and conditions of this Agreement.
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“Shelf Offering” has the meaning given to such term in the Registration Rights Agreement.
“Signing Date” has the meaning set forth in the recitals to this Agreement.
“Standstill Restricted Group” has the meaning set forth in Section 4.1.
“Standstill Restrictions” has the meaning set forth in Section 4.1.
“Subject Policy” means each policy of the Board in place as of the Closing Date that was in effect and applicable to the other directors (a copy of which was provided to each Investor on or prior to the Signing Date or was available on the Closing Date on EDGAR or the Company’s website at helixesg.com), as such policies may be amended from time to time by the Company to comply with applicable law, rules and regulations, including stock exchange rules and guidelines, and each subsequent policy of the Board required by Law that is in effect and applicable to all Non-Affiliated Directors.
“Subject Securities” means: (a) Common Stock (i) Beneficially Owned or owned of record on the Closing Date, (ii) issued as consideration pursuant to the First Merger, including for the avoidance of doubt, any shares of Common Stock issued in respect of Creditor Warrants in connection with the First Merger pursuant to the terms of the Creditor Warrant Agreement or Jones Act Warrants in connection with the First Merger) or (iii) issued or issuable upon exercise of stock options or warrants outstanding as of immediately following the Closing in respect of stock options or warrants of HOS outstanding immediately prior to the Closing); (b) Jones Act Warrants (solely to the extent issued or issuable in respect of warrants to purchase HOS common stock outstanding as of immediately prior to the Closing) or Creditor Warrants; and (c) any shares of Common Stock issued or issuable upon exercise of Jones Act Warrants or Creditor Warrants referred to in the foregoing clause (b).
“Third Party” means any Person that is not: (a) a member of any Investor Group that continues to have the rights to designate for nomination at least one (1) Investor Director pursuant to Section 3.1; (b) the Company; (c) a member of the Board; (d) an officer of the Company or (e) an Affiliate of any such Person.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, encumber, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or any interest in any security, including derivative or similar transactions or arrangements whereby the voting or economic interest therein are transferred to another Person or (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; provided, that in no event shall “Transfer” be deemed to include, or this Agreement be deemed to restrict or otherwise apply to, any sale, issuance, encumbrance, hypothecation, pledge or other disposition of Equity Securities of any Securityholder or any Person who directly or indirectly owns any Equity Securities of any Securityholder.
“U.S. Citizen” means any Person who is eligible and qualified to own and operate U.S. vessels in U.S. Coastwise Trade pursuant to the Jones Act.
“U.S. Coastwise Trade” has the meaning given such term in the definition of “Jones Act” in this Agreement.
“U.S. Vessel” has the meaning given to such term in the definition of “Jones Act” in this Agreement.
“Underwritten Block Trade” has the meaning given to such term in the Registration Rights Agreement.
“Underwritten Offering” means a sale of Common Stock to an underwriter for re-offering to the public (or a sale of Common Stock or Common Stock Equivalents to the Company as part of a sale of Common Stock by the Company to an underwriter for re-offering to the public) and includes a Shelf Offering and an Underwritten Block Trade.
“Voting Securities” means any equity securities of the Company that are entitled to vote generally in the election of directors.
“Whitebox Investor Director” means the person listed on Exhibit A and identified as the Whitebox Investor Director, or any other person designated to replace such person in accordance with the terms of this Agreement.
“Whitebox Investor Group” means, collectively, the Whitebox Investor and each of: (i) Whitebox Caja Blanca Fund, LP; (ii) Whitebox Relative Value Partners, L.P.; (iii) Whitebox GT Fund, LP; (iv) Whitebox Multi-Strategy
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Partners, L.P.; (v) Whitebox Credit Partners, LP; (vi) Pandora Select Partners, L.P.; and (vii) each of their respective Affiliates that is or becomes a shareholder. For purposes of this definition of Whitebox Investor Group, no such Person shall be considered to be an Affiliate of the Company or any of its Controlled Affiliates.
“Whitebox Investor” means the member of the Whitebox Investor Group owning the greatest number of Common Stock Equivalents of any member of the Whitebox Investor Group, or another member of the Whitebox Investor Group as designated to the Company in writing by such Person.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties. Each Party represents and warrants to the other Party as follows: (i) such Party has all requisite corporate, limited partnership or limited liability power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by such Party have been duly authorized by all necessary corporate, limited partnership or limited liability company action on the part of such Party; (ii) this Agreement has been duly executed and delivered by such Party and, assuming the due execution and delivery by the other Parties to this Agreement, this Agreement constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and (iii) the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the transactions contemplated by this Agreement will not, constitute or result in a breach or violation of or default under any Laws or agreements binding upon such Party, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by such Party or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, prevent or delay the performance by such Party of any of its obligations hereunder.
ARTICLE III
COVENANTS
Section 3.1 Designees.
(a) On the Closing Date, the Company and the Board will take all Necessary Action to cause the Ares Investor Directors and the Whitebox Investor Director to be appointed to the Board. The Ares Investor Directors and the Whitebox Investor Director shall be “Company Designees” as such term is defined in the Merger Agreement.
(b) From and after the Closing Date until the applicable Board Designation Expiration Date, subject to Section 3.4:
(i) In connection with each annual or special meeting of stockholders of the Company at which directors are to be elected (each such annual or special meeting, an “Election Meeting”):
(A) (I) the Ares Investor shall have the right to designate for nomination two (2) Ares Investor Directors during any time that the Ares Investor Group Beneficially Own, and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting, at least twenty percent (20%) of the outstanding Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants); and (II) one (1) Ares Investor Director during any time that the Ares Investor Group Beneficially Own, and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting at least ten percent (10%) of the outstanding Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants) but do not Beneficially Own, or have not collectively Beneficially Owned at all times from the Closing Date through such Election Meeting at least twenty percent (20%) of the outstanding Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants); and
(B) the Whitebox Investor shall have the right to designate for nomination one (1) Whitebox Investor Director during any time that the Whitebox Investor Group Beneficially Own and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting at
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least ten percent (10%) of the outstanding Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants).
(ii) Each Investor shall give written notice to the Governance Committee of its Investor Director designees no later than the date that is ninety (90) days before the first anniversary of the date that the Company’s annual proxy for the prior year was first mailed to the Company’s stockholders. Each Investor shall provide, or cause such individual to provide, to the Company, such information about such individual(s) and the nomination(s) to the Company at such times as the Company may reasonably request in order to ensure compliance with the applicable stock exchange rules and the applicable securities Laws, and to enable the Board or any committee thereof to make determinations required hereunder with respect to the qualifications of the individual to be an Investor Director (the “Required Information”); provided, however, that if an Investor fails to give such notice or the Required Information in a timely manner, then such Investor shall be deemed to have nominated the incumbent Investor Director in a timely manner. Each Investor shall also provide to the Company, in connection with providing the Required Information, evidence reasonably satisfactory to the Company that its Investor Group collectively Beneficially Owns the number of Common Stock Equivalents that is required to designate for nomination the Investor Director(s) pursuant to this Section 3.1(b) then being designated for nomination to the Board in connection with an Election Meeting.
(c) From and after the Closing Date until the Board Designation Expiration Date for an Investor, the Company shall take all Necessary Action to cause the Board to include each Investor Director entitled to be designated for nomination by such Investor pursuant to Section 3.1(b) and otherwise to reflect the Board composition contemplated by Section 3.1, including the following: (i) at each Election Meeting, including the Investor Director(s) entitled to be designated for nomination by the Investors pursuant to Section 3.1(b) in the slate of nominees recommended by the Board to the Company’s stockholders for election as directors; (ii) soliciting proxies in order to obtain stockholder approval of the election of such Investor Director(s), including causing officers of the Company who hold proxies (unless otherwise directed by the Company stockholder submitting such proxy) to vote such proxies in favor of the election of such Investor Director(s); and (iii) causing such Investor Director(s) to be elected to the Board, including recommending that the Company’s stockholders vote in favor of such Investor Director(s) in any proxy statement used by the Company to solicit the vote of its stockholders in connection with each Election Meeting.
(d) An Investor’s rights and the Company’s obligations under this Section 3.1 and Section 3.2 shall terminate on the earliest to occur of (with respect to each Investor and all members of its Investor Group, such Investor’s and its Investor Group’s “Board Designation Expiration Date”): (i) such Investor’s Investor Group cease to collectively Beneficially Own a “net long position” of at least ten percent (10%) of the then outstanding Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants); and (ii) such date that such Investor delivers to the Company a written notice irrevocably terminating its rights under this Section 3.1 and Section 3.2. Notwithstanding the foregoing, the failure of any Investor to exercise its nomination rights under this Section 3.1 or Section 3.2 with respect to any particular election cycle shall constitute a waiver of such rights solely with respect to that election cycle and shall not operate as, or be construed as, a waiver of such Investor’s nomination rights with respect to any subsequent election cycle or an irrevocable termination of its rights under this Section 3.1 and Section 3.2.
(e) For the avoidance of doubt, the right granted to each Investor to designate for nomination one or more directors to the Board pursuant to this Section 3 is additive to, and not intended to limit in any way, the rights that each Investor may have to nominate, elect or remove directors under the Organizational Documents or Delaware General Corporation Law.
Section 3.2 Vacancies. Subject to Section 3.1 and Section 3.4, if at any time an Investor Director serving on the Board ceases to serve on the Board, whether due to the death, resignation, retirement, disqualification or removal from office as a member of the Board or otherwise, and the applicable Investor remains entitled to designate for nomination an Investor Director at such time pursuant to Section 3.1, the Board shall take all Necessary Action required to fill such resulting vacancy with such replacement designated by the applicable Investor as promptly as practicable. In furtherance thereof, if requested by the applicable Investor on a timely basis, the Company and the Board shall use their respective reasonable best efforts to promptly fill such vacancy.
Section 3.3 Compensation; Indemnification. Each Investor Director shall be entitled to the same expense reimbursement and advancement, exculpation and indemnification in connection with his or her role as a director as the
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other members of the Board (including by being offered the opportunity to enter into an indemnification agreement with the Company on the same form as has been entered into with other Non-Affiliated Directors), as well as reimbursement for reasonable and documented out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which such Investor Director is a member, if any, in each case to the same extent as the other members of the Board. Each Investor Director shall be also entitled to any retainer, compensation and equity compensation or other fees or compensation paid to the Non-Affiliated Directors for their services as a director, including any service on any committee of the Board. Each Investor Director shall, upon written notice to the Board and the Company, have the right to direct all or a portion of any payment due and payable to such Investor Director hereunder, to the Investor that nominated such Investor Director for appointment to the Board.
Section 3.4 Selection of Each Investor Director.
(a) Notwithstanding anything to the contrary in this Agreement, no Investor shall be entitled to designate for nomination any Investor Director pursuant to Section 3.1 if the Governance Committee reasonably determines in good faith, on advice of legal counsel, that: (i) the election of such Investor Director to the Board would cause the Company to violate applicable Law; (ii) the election of such Investor Director would cause the Company not to be a U.S. Citizen; (iii) such Investor Director has been involved in any of the events that would be required to be disclosed in a registration statement on Form S-1 pursuant to Item 401(f)(2)-(8) of Regulation S-K under the Securities Act or is subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company; or (iv) the election of such Investor Director would, in and of itself, cause the Company to fail to be in compliance with the rules or listing standards of the Applicable Stock Exchange (other than any “independence” rules or listing standards applicable to members of an audit committee of the Board). In any such case described in clauses (i), (ii), (iii) or (iv) of the immediately preceding sentence, the applicable Investor shall withdraw the designation of the proposed Investor Director, and, subject to the requirements of this Section 3.4(b) be permitted to designate a replacement therefor (which replacement Investor Director will also be subject to the requirements of this Section 3.4(b)). The Company hereby agrees that the Investor Director listed on Exhibit A to this Agreement would not be prohibited from serving on the Board pursuant to clause (i) of this Section 3.4(b).
(b) Subject to Section 3.5, the Board may impose as a condition to an Investor Director serving on the Board that such Investor Director agree to, and be subject to, each Subject Policy. For the avoidance of doubt, no Subject Policy shall modify any of the rights and obligations of the parties to this Agreement, the Registration Rights Agreement, the Merger Agreement or any other agreement entered into between the parties in connection with the transactions contemplated by the Merger Agreement except to the extent necessary to comply with changes in applicable Law after the date hereof.
Section 3.5 Waiver of Corporate Opportunities. Notwithstanding any duty otherwise existing at law or in equity, to the fullest extent permitted by Law, the Company and the Investors agree that, from and after the Closing:
(a) Each of the Securityholders, each of the Investor Directors, and any member of an Investor Group or any of the foregoing Persons’ respective Affiliates, and any one or more of the respective managers, directors, principals, officers, employees and other representatives of each such Person or their respective Affiliates (the foregoing Persons being referred to, collectively, as “Identified Persons”) may now engage, may continue to engage, or may, in the future, engage in the same or similar activities or lines of business as those in which the Company or any of its Affiliates, directly or indirectly, now engage or may engage or other business activities that overlap with, are complementary to, or compete with those in which the Company or any of its Affiliates, directly or indirectly, now engage or may engage (any such activity or line of business, an “Opportunity”). No Identified Person shall, as a result of its capacity as such, have any duty to refrain, directly or indirectly, from: (i) engaging in any Opportunity; or (ii) otherwise competing with the Company or any of its Affiliates. No Identified Person shall, as a result of its capacity as such, have any duty or obligation to refer or offer to the Company or any of its Affiliates any Opportunity except for any Identified Person who is a director of the Company (a “Director”), who shall have the duty to refer or offer to the Company any Opportunity that is expressly first presented in writing to such Director in his or her capacity as a Director or if knowledge of such Opportunity is first acquired by such Director solely as a result of such Director’s position as a Director, and the Company hereby renounces any interest or expectancy of the Company in, or in being offered, an opportunity to participate in any other Opportunity which may be a corporate (or analogous) or business opportunity for the Company or any of its Affiliates.
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(b) In the event that any Identified Person acquires knowledge of a potential transaction or other corporate (or analogous) or business opportunity which may be an Opportunity for the Company or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such Opportunity to the Company or any of its Affiliates and shall not be liable to the Company or any stockholder of the Company for breach of any purported fiduciary duty by reason of the fact that such Identified Person pursues or acquires such Opportunity for itself (or any of its Affiliates), or offers or directs such Opportunity to another Person (including any Affiliate of such Identified Person). Notwithstanding the foregoing, each Identified Person who is a Director shall have the duty to communicate or offer to the Company any Opportunity that is expressly first presented in writing to such Director in his or her capacity as a Director or if knowledge of such Opportunity is first acquired by such Director solely as a result of such Director’s position as a Director, and the Company does not waive any claims in respect of breaches of fiduciary duty arising therefrom. For the avoidance of doubt, none of the waivers of the corporate opportunities doctrine or related duties set forth in this Section 3.5 shall apply to any officer, employee or consultant of the Company or any of its subsidiaries or any Director other than an Investor Director.
(c) The Identified Persons may now own, may continue to own, and from time to time may acquire and own, investments in one or more Persons (such Persons, collectively, “Related Companies”) that are direct competitors of, or that otherwise may have interests that do or could conflict with those of, the Company or its Affiliates and any stockholders of the Company or any of their respective Affiliates, and: (i) the enjoyment, exercise and enforcement of the rights, interests, privileges, powers and benefits granted or available to the Identified Persons under this Agreement or the Company’s Organizational Documents shall not be in any manner reduced, diminished, affected or impaired, and the obligations of the Identified Persons under this Agreement or the Company’s Organizational Documents shall not be in any manner augmented or increased, by reason of any act, circumstance, occurrence or event arising from or in any respect relating to: (A) the ownership by an Identified Person of any interest in any Related Company; (B) the affiliation of any Related Company with an Identified Person; or (C) any action taken or omitted by an Identified Person in respect of any Related Company; (ii) no Identified Person shall, by reason of such ownership, affiliation or action, become subject to any fiduciary duty to the Company, any of the stockholders of the Company or any of their respective Affiliates; (iii) none of the duties imposed on an Identified Person, whether by contract or Law, do or shall limit or impair the right of any Identified Person lawfully to compete with the Company, any of its stockholders or any of their respective Affiliates; and (iv) except as set forth in Section 3.5(a) and Section 3.5(b), the Identified Persons are not and shall not be obligated to disclose to the Company or any of its Affiliates any information related to their respective businesses or opportunities, including acquisition opportunities, and shall not be obligated to refrain from or in any respect to be restricted in competing against the Company or any of its Affiliates in any such business or as to any such opportunities.
(d) In addition to and notwithstanding the foregoing provisions of this Section 3.5, a corporate (or analogous) or business opportunity shall not be deemed to be an Opportunity for the Company or any of its Affiliates if it is an opportunity: (i) that the Company is not legally able or contractually permitted to undertake; or (ii) which the Board has affirmatively elected to refrain from continued evaluation or pursuing.
(e) Any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Section 3.5.
(f) The Company represents and warrants that the Board has irrevocably adopted and approved this Section 3.5 prior to the Closing and included this waiver in the Certificate of Incorporation of the Company upon Closing. The Company and the Board shall maintain this waiver in effect from and after the Closing for so long as this Agreement remains in effect. For the avoidance of doubt, prior to Closing, none of the Identified Persons shall have any obligations to the Company with respect to any Opportunity pursuant to any doctrine of corporate opportunity or otherwise.
Section 3.6 Amendment to Organizational Documents. From and after the Closing Date until the Board Designation Expiration Date for each Investor, the Company shall not amend, or propose to amend, the Organizational Documents in any manner that is inconsistent with or would nullify or supersede any of the terms of this Agreement or would prevent any Party from complying with its obligations hereunder unless such proposed amendment is approved by such Investor. Notwithstanding the foregoing, to the extent any such proposed amendment would uniquely and adversely affect the rights, obligations, or interests of any particular Securityholder or its Investor Group in a manner that is disproportionate to the effect on the other Securityholders or Investor Group such proposed amendment shall also
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require the prior written consent of such adversely affected Securityholder, which consent may be withheld in such Securityholder’s sole discretion. For the avoidance of doubt, this Section 3.6 shall not apply to any amendments to the Organizational Documents expressly contemplated by the Merger Agreement.
Section 3.7 Information and Access Rights.
(a) The Company shall, and shall cause its subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its subsidiaries consistent with past practice. For so long as an Investor Group is entitled to designate for nomination an Investor Director pursuant to Section 3.1(b), the Company shall permit such Investor Group and the applicable Investor Director’s respective designated representatives, at reasonable times and upon reasonable prior notice to the Company, to inspect, review and/or make copies and extracts from the books and records of the Company or any of its subsidiaries and to discuss the affairs, finances and condition of the Company and its subsidiaries with the personnel or senior management of the Company. For the avoidance of doubt, the rights to Company information granted under this Section 3.7(a) shall be permanently terminated if such Investor Group is no longer entitled to designate for nomination an Investor Director pursuant to Section 3.1.
(b) Individuals associated with the Securityholders may from time to time serve on the Board (including as Investor Directors) or be observers to the Board or the equivalent governing body of the Company’s subsidiaries. The Company, on its behalf and on behalf of its subsidiaries, recognizes that such individuals: (i) will from time to time receive non-public information concerning the Company and its subsidiaries; and (ii) may (subject to applicable Law, any insider trading or other policies of the Company and the obligation to maintain the confidentiality of such information in accordance with Section 6.19) share such information with other individuals associated with the Securityholders. The Company, on behalf of itself and its subsidiaries, irrevocably consents to such sharing. Taking into account the common interest and joint defense doctrine as may be applicable that would permit the sharing of potentially privileged information without a resulting waiver, the Company shall not be required to disclose any privileged information where such disclosure would result in a waiver of the applicable privilege so long as the Company has used its best efforts to enter into an arrangement pursuant to which it may provide such information to the Investors without the loss of any such privilege and has notified the Investors that such information has not been provided.
(c) For so long as an Investor Group is entitled to designate for nomination an Investor Director, at the request of a member of such Investor Group, the Company shall deliver or cause to be delivered to such Person, to the extent otherwise prepared by the Company: (i) operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its subsidiaries; and (ii) such other reports and information as may be reasonably requested by such Person.
ARTICLE IV
STANDSTILL; TRANSFER RESTRICTIONS
Section 4.1  Standstill Restrictions.
(a) Without the prior written consent of the Company, each Securityholder party to this Agreement that is a member of an Investor Group (such Persons, with respect to any Investor Group, but excluding any unaffiliated third party accounts managed by an Affiliate of such Investor, such Investor Group’s “Standstill Restricted Group”) will not, and will cause their controlled Affiliates not to and will not cause or direct their other Affiliates to, from and after the Closing Date until the Expiration Date for such Standstill Restricted Group, except as expressly set forth in this Section 4.1 (the “Standstill Restrictions”):
(i) acquire, or offer or agree to acquire, by purchase or otherwise, or direct any Person in the acquisition of record or Beneficial Ownership of or economic exposure to, any shares of Common Stock or any other Voting Securities, Common Stock Equivalents or Equity Securities of the Company, or engage in any swap or hedging transactions or other derivative agreements with respect to Voting Securities that would be reasonably likely to result in the applicable Standstill Restricted Group subsequently acquiring Beneficial Ownership of such Voting Securities, in each case, if such acquisition, offer, agreement or transaction, together with any shares of Common Stock, Voting Securities and swaps, hedging transactions and other derivatives with respect thereto then held by such Standstill Restricted Group, would result in such Standstill Restricted Group having Beneficial Ownership of more than thirty percent (30%) of the shares of Common Stock (including any Common Stock issuable pursuant to the Jones Act Warrants and the Creditor Warrants) outstanding at such time (provided, that this Section 4.1(a)(i) shall not restrict or prohibit (A) the exercise or
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conversion of Common Stock Equivalents into Common Stock by any Securityholder, (B) any increase in such Standstill Restricted Group’s percentage of Beneficial Ownership of Common Stock resulting solely from any action taken by the Company that reduces the total number of shares of Common Stock outstanding (including any share repurchase, redemption or cancellation), (C) any acquisition of Common Stock or Voting Securities pursuant to any pro rata stock dividend, stock split, rights offering, recapitalization or similar transaction offered or made available to all holders of Common Stock on a pro rata basis, or (D) any bona fide hedging or other derivative transaction entered into for the primary purpose of managing risk with respect to existing holdings of Voting Securities and not for the primary purpose of acquiring Beneficial Ownership of additional Voting Securities);
(ii) enter into any commitment, agreement or arrangement with any Third Party regarding an Extraordinary Transaction (other than (A) a customary confidentiality agreement or (B) preliminary, non-binding discussions that do not create any binding or enforceable obligation), including any club, partnership or joint-bid with any Third Party with respect to an Extraordinary Transaction;
(iii)  initiate, participate in, seek, advise or encourage any Third Party with respect to or publicly support any “contested solicitation” for the election or removal of directors with respect to the Company or any proxy contest (other than by voting its shares of Voting Securities) or any tender offer or exchange offer with respect to the Company not approved and affirmatively recommended by the Board;
(iv) form, join or in any other way participate in or act in concert as a partnership, limited partnership, syndicate or other “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Voting Securities or Jones Act Warrants, except discussions in the ordinary course of business with another Securityholder or members of another Investor Group that is not prohibited by the other provisions of this Section 4.1; or
(v) (A) initiate, call or seek to call (publicly or otherwise), a special meeting of stockholders or any action by the written consent of the stockholders, (B) submit or present at any annual or special meeting of stockholders any proposal (binding or non-binding) for consideration for action by stockholders; or (C) engage in a “withhold the vote” or similar campaign.
(b) This Section 4.1 shall not, in any way, prevent, restrict, encumber or limit: (i) the Securityholders from: (A) if the Board has previously authorized or approved the solicitation by the Company of bids or indications of interest in the potential acquisition of the Company or any of its assets or operations by auction or other sales process following the Closing Date (each, a “Sales Process”), participating in such Sales Process in accordance with any procedures established by the Company with respect to such Sales Process and, if selected as the successful bidder by the Company, completing the acquisition contemplated by such Sales Process; (B) engaging in confidential communications or discussions with, or submitting any non-public written proposals to, the Board or any of its members regarding any of the matters described in this Section 4.1; provided that such communications, discussions or proposal does not and would not reasonably be expected to require public disclosure of such communications, discussions or proposals by the Company, any Securityholder or any other Person; (C) taking any action necessary to comply with any applicable Law or any action required by any Governmental Entity or any requirement of the New York Stock Exchange, NASDAQ or any other national securities exchange on which the shares of Common Stock are then listed (the “Applicable Stock Exchange”) or (D) if any Third Party commences a tender offer or exchange offer (within the meaning of Rule 14d-2 under the Exchange Act) with respect to the Company or any of its subsidiaries or enters into a definitive agreement with the Company or any of its subsidiaries for an Extraordinary Transaction, (1) communicating with the Company or any of its subsidiaries, its shareholders or any other Person regarding such transaction, (2) opposing such transaction, (3) making a competing proposal, either alone or in concert with others, with respect to an Extraordinary Transaction and consummating such Extraordinary Transaction in accordance with its terms (and if such transaction was available on substantially the same terms to all holders of Voting Securities (which may exclude the proposing Securityholder and its Standstill Restricted Group), then Section 4(a)(i) shall not apply to an acquisition of Voting Securities as part of the consummation of such transaction), (4) soliciting proxies or consents in opposition to such transaction, or in favor of such competing proposal, or (5) taking or refraining from taking such actions as are necessary or appropriate in order to proceed with, facilitate, engage in, finance, further or complete any of foregoing actions described in the foregoing subclauses (1) through (4); provided that the foregoing clause (D) (x) will not relieve the Standstill Restricted Group of its obligations under Section 6.19 or under any other obligations of confidentiality to the Company and its subsidiaries and (y) will not be deemed to
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require the Company to make any public disclosures; (ii) any Investor Director then serving as a director on the Board from acting as a director or exercising and performing his or her duties (fiduciary and otherwise) as a director in accordance with applicable Law, the Company’s Organizational Documents and its related guidelines and any corporate governance guidelines and the rules of the Applicable Stock Exchange as then in effect; or (iii) any Transfer otherwise permitted by this Article IV.
(c) Notwithstanding anything to the contrary in this Section 4.1, if any person or group other than any Securityholder or any of its Standstill Restricted Group initiates or publicly announces its intent to, or does initiate a proxy contest, solicitation, or other campaign to replace, remove or elect directors of the Company in opposition to the Company’s recommended slate of directors (each of the foregoing a “Hostile Action”), nothing in Section 4(a) shall prohibit or restrict any Securityholder or any member of its Standstill Restricted Group (who are at such time otherwise in compliance with Section 4(a) in all material respects) from: (i) communicating with the Company and/or its shareholders regarding such Hostile Action; provided that such communications, discussions or proposal does not and would not reasonably be expected to require public disclosure of such communications, discussions or proposals by the Company, any Securityholder or any other Person; and (ii) soliciting proxies or consents to oppose the Hostile Action; provided that no Securityholder or any other Standstill Restricted Group member shall be permitted to publicly propose any alternative slate of directors in response to any Hostile Action.
(d) The Standstill Restrictions shall terminate automatically and cease to apply to any Securityholder in a Standstill Restricted Group, without further action of any Person, immediately upon the earlier of: (i) such Standstill Restricted Group’s Expiration Date or (ii) the Company’s material breach of this Agreement (and, if curable, the Company fails to cure such breach within ten (10) days of the date that such Securityholder provides written notice of such breach to the Company).
Section 4.2 Transfer Restrictions.
(a) Without the prior written approval of a majority of directors then on the Board other than the applicable Investor Group’s Investor Director, no Securityholder member of such Standstill Restricted Group shall, until the Expiration Date for such Standstill Restricted Group:
(i) knowingly Transfer any Subject Securities to (i) any Person or Group who is listed on Exhibit C or any of their respective subsidiaries that are known by such Securityholder to be subsidiaries of such Person or (ii) any successor (by merger or otherwise) to any Person or Group listed on Exhibit C (each, a “Prohibited Transferee”); or
(ii) Transfer any Subject Securities to any Person or Group who, before and/or after giving effect to such Transfer, to the transferor’s knowledge, would Beneficially Own five percent (5%) or more of the outstanding shares of Common Stock (other than any person or Group entitled to file a Schedule 13G pursuant to Rule 13d-1(b)(1) under the Exchange Act that is not identified in the most recently published Sharkwatch “50” List as of such time).
(b) Notwithstanding anything in this Agreement to the contrary, this Section 4.2 shall not apply to:
(i) any Transfer solely to a Permitted Transferee;
(ii) any Transfer effected through an Underwritten Offering or Other Coordinated Offering pursuant to a registration statement filed under the Securities Act (including pursuant to an exercise of the registration rights under the Registration Rights Agreement) so long as the Securityholders effecting any such Transfers instruct the managing underwriter(s) or distribution agent(s) of any such Underwritten Offering or the distribution agent(s) of any such Other Coordinated Offering to use reasonable best efforts to exclude (as potential purchasers) Prohibited Transferees from such Underwritten Offering or Other Coordinated Offering; or
(iii) any Transfer effected through an open market transaction, block trade (whether or not an Underwritten Block Trade) or sale conducted through a dealer (whether acting as a principal or agent), market maker or broker so long as the Securityholders effecting any such Transfers instruct the underwriter, dealer, market maker or broker for any such transaction to use reasonable best efforts to exclude (as potential purchasers) Prohibited Transferees from such transaction.
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(c) “knowledge” for purposes of Section 4.2(a), means that the transferor shall be required to undertake reasonable inquiry into the identity of any potential purchaser(s), which shall be satisfied by:
(i) reviewing (or causing the applicable transferor’s legal counsel to review) filings made by the prospective purchaser on the SEC’s EDGAR system in order to determine whether or not such purchaser Beneficially Owns five percent (5%) or more of the outstanding shares of Common Stock; and
(ii) in the case of any Transfer (in one transaction or a series of transactions with any potential purchaser) of Subject Securities prohibited by this Section 4.2 and constituting one percent (1%) or more of the outstanding shares of Common Stock, causing such purchaser to execute a certification that such purchaser will not own five percent (5%) or more of the outstanding shares of Common Stock after giving effect to the proposed Transfer.
Section 4.3 Prohibited Transfers Void. Any attempt to Transfer any Subject Securities in violation of the terms of this Agreement shall be null and void ab initio and no right, title or interest therein or thereto shall be Transferred to the purported transferee. The Company will not give, and will not permit the Company’s transfer agent to give, any effect to such attempted Transfer on its records.
Section 4.4 Legends.
(a) The Subject Securities held by a Securityholder, whether represented by certificates or in book-entry form, will bear a legend in substantially the following form:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE SECURITYHOLDERS AGREEMENT, DATED AS OF APRIL 22, 2026, AS IT MAY BE AMENDED FROM TIME TO TIME BY AND AMONG HELIX ENERGY SOLUTIONS GROUP, INC. (THE “COMPANY”) AND CERTAIN OF ITS SECURITYHOLDERS AND OTHER PERSONS (THE “SECURITYHOLDERS AGREEMENT”). THE SECURITYHOLDERS AGREEMENT CONTAINS, AMONG OTHER THINGS, SIGNIFICANT RESTRICTIONS ON THE TRANSFER OF THE SECURITIES OF THE COMPANY AND OTHER RESTRICTIONS ON THE ACTIONS BY CERTAIN STOCKHOLDERS OF THE COMPANY RELATING TO THE COMPANY AND/OR ITS SECURITIES. A COPY OF THE SECURITYHOLDERS AGREEMENT IS AVAILABLE UPON REQUEST FROM THE COMPANY.
(b) The restrictive legends on any Subject Securities, including the legend in Section 4.4(a), shall be removed if: (i) such Subject Securities are sold pursuant to an effective registration statement; (ii) if such Subject Securities may be sold by the holder of such Subject Securities free of restrictions pursuant to Rule 144(b) under the Securities Act; or (iii) such Subject Securities are being sold, assigned or otherwise transferred pursuant to Rule 144 under the Securities Act; provided, that with respect to clause (ii) or (iii) above, the holder of such shares of Common Stock has provided all necessary documentation and evidence (which may include an opinion of counsel) as may reasonably be required by the Company to confirm that the legend may be removed under applicable securities Law. The Company shall cooperate with the applicable Securityholder of Subject Securities to effect removal of the legends on such shares pursuant to this Section 4.4(b) as soon as reasonably practicable after delivery of notice from such Securityholder that the conditions to removal are satisfied (together with any documentation required to be delivered by such Securityholder pursuant to the immediately preceding sentence). The Company shall bear all costs and expenses associated with the removal of a legend pursuant to this Section 4.4(b).
ARTICLE V
TERMINATION
Section 5.1 Termination. This Agreement (except with respect to the rights and obligations under Section 3.5 , which shall not be terminable) shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) with respect to any Securityholder, the Expiration Date of the members of such Securityholder’s Standstill Restricted Group; and (b) the mutual written consent of the parties. Notwithstanding the
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foregoing, (i) the provisions of this Agreement shall survive any such termination to the extent necessary for any Person to enforce any right of such Person that accrued hereunder prior to or on account of such termination, (ii) this Article V and Article VI (other than Section 6.19) shall survive any such termination and (iii) the rights and obligations of a Securityholder provided under Section 6.19 shall terminate as set forth in such section.
ARTICLE VI
MISCELLANEOUS
Section 6.1 Amendments and Waivers.
(a) This Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Company and the Securityholders or, in the case of a waiver, by the Party(ies) against whom the waiver is to be effective.
(b) The failure or delay of any Party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such Party thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Party in the performance by that Party of his, her or its obligations under this Agreement will not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Party of the same or any other obligations of that Party under this Agreement.
Section 6.2 Remedies. Each of the Parties acknowledges and agrees that the rights of each Party under this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security or proof of damages. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party waives the defense, that there is an adequate remedy at Law. The pursuit of specific performance or other equitable remedies by any Party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such Party may be entitled at any time. Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy.
Section 6.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable Law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.
Section 6.4 Entire Agreement. Except as otherwise provided herein, this Agreement (including the exhibits hereto) contains the complete agreement and understanding among the Parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way including the other documents referred to herein.
Section 6.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of, each Investor (or relevant successor), in the case of the Company, or the Company, in the case of any Securityholder (or its relevant successor). Notwithstanding the foregoing, any Securityholder is permitted to assign its rights and obligations under this Agreement to any member of its Investor Group to whom it has transferred Common Stock and/or Common Stock Equivalents, subject to execution by such Person of a Joinder.
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Section 6.6 Notices. Any notice, demand or other communication to be given under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next Business Day, (iii) one Business Day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three Business Days after it is mailed to the recipient by first class mail, return receipt requested. Such notices, demands and other communications will be sent, as applicable, to the Company at the address specified below, or to the applicable Securityholder at the most recent address for such Securityholder as shown in the Company’s register of its stockholders, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any Party may change such Party’s address for receipt of notice by giving prior written notice of the change to the sending party as provided herein. The Company’s address is:

Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North, Suite 400Houston, TX 77043
Attention: Ken Neikirk
Email: [***]

With copy, which shall not constitute notice, to

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention: Travis Wofford
E-mail: [***]

Section 6.7 Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period will automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.
Section 6.8 Governing Law. The corporate law of the State of Delaware will govern all issues and questions concerning the relative rights of the Company and its equityholders. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
Section 6.9 MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.
Section 6.10 CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY IN THE STATE OF DELAWARE (OR, SOLELY IF THE COURT OF CHANCERY IN THE STATE OF DELAWARE DECLINES SUBJECT MATTER JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE OR STATE COURTS OF DELAWARE, LOCATED IN WILMINGTON) (THE “CHOSEN COURTS”), FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH HEREIN WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND
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THEREBY IN THE CHOSEN COURTS, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
Section 6.11 No Recourse. Notwithstanding anything to the contrary in this Agreement, the Company and each Securityholder agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, will be had against any current or future director, officer, employee, general or limited partner or member of any Securityholder or any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Securityholder or any current or future member of any Securityholder or any current or future director, officer, employee, partner or member of any Securityholder or of any Affiliate or assignee thereof, as such for any obligation of any Securityholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
Section 6.12 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement will be by way of example rather than by limitation.
Section 6.13 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Party.
Section 6.14 Counterparts. This Agreement may be executed in multiple counterparts (which may be by electronic transmission, including, PDF or DocuSign), any one of which need not contain the signature of more than one Party, but all such counterparts taken together will constitute one and the same agreement.
Section 6.15 Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party or party to any such agreement or instrument, each other Party or party thereto will re-execute original forms thereof and deliver them to all other parties. No Party or party to any such agreement or instrument will raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.
Section 6.16 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Securityholder and the Company agrees to execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.
Section 6.17 Dividends, Recapitalizations, Etc. If at any time or from time to time there is any change in the capital structure of the Company by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment will be made in the provisions hereof so that the rights and privileges granted hereby will continue.
Section 6.18 No Third Party Beneficiaries. No term or provision of this Agreement is intended to be, or shall be, for the benefit of any Person not a Party, and no such other Person shall have any right or cause of action hereunder, except as otherwise expressly provided herein. Notwithstanding the foregoing, each of Section 3.5 and Section 6.19 shall inure to the benefit of, and be enforceable by, the Identified Persons and Related Companies and Section 3.3 shall inure to the benefit of, and be enforceable by, each Investor Director.
Section 6.19 Confidentiality. For a period of one (1) year following the date on which no Investor Director appointed by the applicable Securityholder remains a director of the Company, each such Securityholder and Investor Director appointed by such Securityholder shall maintain the confidentiality of any confidential and proprietary information of the Company and its subsidiaries (“Confidential Information”) using the same standard of care, but in
F-16

no event less than reasonable care, as it applies to its own confidential information, except that such Confidential Information may be disclosed: (i) by a Securityholder to its Affiliates and to its and their respective directors, managers, officers, employees, and authorized representatives (including attorneys, accountants, consultants, bankers, and financial advisors of such Securityholder or its Affiliates) (collectively, “Representatives”) who need to be provided such Confidential Information to assist such Securityholder in evaluating or reviewing its investment in securities of the Company if the applicable recipient has been previously informed by Securityholder of the confidential nature of such information and has been advised of their obligation to keep such information confidential; provided, that each of such Representatives shall be deemed to be bound by the provisions of this Section 6.19 and such Securityholder shall be responsible for any breach of this Section 6.19 by its Representatives; (ii) by a Securityholder to the current or prospective lenders, partners, members, or other investors of such Securityholder (or any direct or indirect investor in such Securityholder) or former partners, members, or other investors who retained an economic interest in such Securityholder (or such other investors) to the extent such disclosure is limited to customary disclosures made in the ordinary course of business by an investment fund to its current, prospective, or former investors or equity holders in respect of investments made thereby, including in connection with the disposition thereof, after obtaining assurance that confidential treatment will be accorded to such information (for the avoidance of doubt, without violation of applicable Law or disclosure of material nonpublic information or competitively sensitive information); (iii) by a Securityholder to any Permitted Transferee if the applicable recipient has been previously informed by Securityholder of the confidential nature of such information and has been advised of their obligation to keep such information confidential; provided, that each such Permitted Transferee shall be deemed to be bound by the provisions of this Section 6.19 and such Securityholder shall be responsible for any breach of this Section 6.19 by such Permitted Transferee; (iv) by any Securityholder or Representative to the extent that such Securityholder or its Representative has received advice from its counsel that it is legally compelled to do so or is required to do so pursuant to a subpoena or other order from a court of competent jurisdiction or other applicable Law or audit or inquiries by a regulator, bank examiner, or self-regulatory organization; provided, that prior to making such disclosure, such Securityholder or Representative, as the case may be, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent permitted by Law or regulator, bank examiner or self-regulatory organization, including providing prior written notice to and consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to prevent the requested disclosure and taking legally available steps to resist or narrow such request (including obtaining assurance that confidential treatment will be accorded to such information); provided, however, that the Securityholder or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of its counsel, legally required; (v) notwithstanding the foregoing clause (iv), by any Securityholder or Representative, without the requirement to provide notice or take any other action under this Agreement, in connection with any audit or any examination by a regulator, bank examiner, or self-regulatory organization with regulatory oversight over such Securityholder or Representative; provided, that such audit or examination is not specifically directed primarily at the Company, any of its subsidiaries or the Confidential Information, (vi) by any Securityholder for any Confidential Information which is publicly available (other than as a result of dissemination by such Securityholder in breach of this Agreement) or a matter of public knowledge generally; or (vii) by any Securityholder for Confidential Information that was known to such Securityholder on a non-confidential basis, without, to such Securityholder’s knowledge, breach of any confidentiality obligations to the Company or its Affiliates in respect thereof, prior to its disclosure by the Company or its Affiliates. Notwithstanding the foregoing, each Securityholder and each Person deemed to be bound by the provisions of this Section 6.19 shall maintain in accordance with the confidentiality obligations set forth in this Section 6.19 any information constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).
[Signature page follows.]
F-17

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

HELIX ENERGY SOLUTIONS GROUP, INC.

By:	/s/ Erik Staffeldt
Name:	Erik Staffeldt
Title:	Executive Vice President and Chief Financial Officer

Acknowledged and Agreed with respect to Section 3.1(a):

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ Todd M. Hornbeck
Name:	Todd M. Hornbeck
Title:	President and Chief Executive Officer

[Signature Page to New Securityholders Agreement]
F-18

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ASSF IV AIV B Holdings III, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF HOS AIV 1, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF HOS AIV 2, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

Ares Credit Strategies Insurance Dedicated Fund Series Interests of the SALI Multi-Series Fund, L.P.

By: Ares Management LLC, its investment manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF II Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

[Signature Page to New Securityholders Agreement]
F-19

ASOF II A (DE) Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV AIV B, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV HOS AIV 1, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV HOS AIV 2, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

SA Real Assets 19 Limited

By: Ares Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen

[Signature Page to New Securityholders Agreement]
F-20

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PANDORA SELECT PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX CAJA BLANCA FUND LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX CREDIT PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX GT FUND LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX MULTI-STRATEGY PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

[Signature Page to New Securityholders Agreement]
F-21

WHITEBOX RELATIVE VALUE PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX ASYMMETRIC PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

[Signature Page to New Securityholders Agreement]
F-22

EXHIBIT A
INITIAL INVESTOR DIRECTOR
[***]

Exhibit A-1
F-23

EXHIBIT B

FORM OF JOINDER
The undersigned is executing and delivering this Joinder pursuant to the Securityholders Agreement dated as of     , 20   (as amended, modified and waived from time to time, the “Securityholders Agreement”), among Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), and the other persons named as parties therein (including pursuant to other Joinders). Capitalized terms used herein have the meaning set forth in the Securityholders Agreement.
By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of, the Securityholders Agreement as a Securityholder and member of the [Ares] // [Whitebox] Investor Group in the same manner as if the undersigned were an original signatory to the Securityholders Agreement, and the undersigned will be deemed for all purposes to be a Securityholder and a member of the [Ares] // [Whitebox] Investor Group thereunder.
Accordingly, the undersigned has executed and delivered this Joinder as of the    day of     , 20  .

Signature

Print Name

Address:

Agreed and Accepted as of
, 20 :

HELIX ENERGY SOLUTIONS GROUP, INC.

By:

Its:

Exhibit B-1
F-24

EXHIBIT C

PROHIBITED TRANSFEREES
[***]

Exhibit C-1
F-25

SCHEDULE I

ADDITIONAL ARES INVESTOR GROUP MEMBERS
[***]

Schedule I-1
F-26

Annex G
REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 22, 2026 and effective as of the Effective Time (as defined herein) (except as otherwise provided herein), is made and entered into by and among Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), each Person (as defined herein) listed on the signature pages hereto (the “Initial Holders”), and any other Person who executes a Joinder and becomes a party hereto from time to time in accordance with this Agreement. Except as otherwise specified herein, all capitalized terms used in this Agreement are defined in Exhibit A attached hereto.
WHEREAS, the Company, Odyssey Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub Inc.”), Hercules Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of the Company (“Merger Sub LLC”), and Hornbeck Offshore Services, Inc., a Delaware corporation (“Hornbeck”), entered into that certain Agreement and Plan of Merger, dated as of the date herewith (the “Merger Agreement”), pursuant to which, among other things, (i) the Company will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware and Section 302A.682 of the Minnesota Business Corporations Act and the Plan of Conversion attached as Exhibit A to the Merger Agreement (the “Conversion”), (ii) following the Conversion, Merger Sub Inc. will merge with and into Hornbeck (the “First Merger”), with Hornbeck surviving the First Merger as a wholly owned subsidiary of the Company (the “Surviving Corporation”), and (iii) immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC (the “Second Merger”), with Merger Sub LLC surviving the Second Merger as a wholly owned subsidiary of the Company;
WHEREAS, as a result of the Conversion, each issued and outstanding share of Company common stock, no par value, will be converted into one share of common stock, par value $0.00001 per share, of the Company following the Conversion (the “Common Stock”);
WHEREAS, in connection with the closing of the transactions contemplated by the Merger Agreement (the “Closing” and such date of closing, the “Closing Date”), among other things, the Initial Holders will receive shares of Common Stock pursuant to the First Merger and the Company will change its name to “Hornbeck Offshore Services, Inc.”;
WHEREAS, in connection with the execution of the Merger Agreement, the Company and each of the Initial Holders have entered into this Agreement to set forth certain understandings among themselves with respect to, among other things, the registration of securities owned by the Holders; and
WHEREAS, except for Section 9(u), which is effective upon execution of this Agreement on the date hereof, this Agreement shall become effective automatically immediately prior to the effective time of the First Merger (the “Effective Time”) on the Closing Date.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:
Section 1. Shelf Registration.
(a) Initial Shelf Registration. The Company shall use reasonable best efforts to file with the SEC a Registration Statement for a Shelf Registration (the “Initial Shelf Registration Statement”), as soon as practicable after the Closing Date, but in any event within five Business Days of the later of (x) the Closing Date and (y) the date on which the Company has filed with the SEC such audited and interim historical financial statements of Hornbeck and pro forma financial statements related to the Merger as are required to be included in the Initial Shelf Registration Statement, covering, subject to Section 7, the public resale of all of the Registrable Securities (determined upon the consummation of the Closing) on a delayed or continuous basis and shall use its reasonable best efforts to cause such Initial Shelf Registration Statement to be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) (an “Automatic Shelf Registration Statement”). The Initial Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. As soon as practicable following the effective date of the Initial Shelf Registration

Statement, but in any event within three Business Days of such date, the Company shall notify the Holders of the effectiveness of such Initial Shelf Registration Statement.
(b) Subsequent Shelf Registrations. The Company shall use reasonable best efforts to maintain a Shelf Registration Statement for the benefit of the Holders in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use by each Holder and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 1(e) and Section 7, use its reasonable best efforts to as promptly as reasonably practicable cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), including, if necessary, amending such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or filing an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if the Company is a WKSI at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. As soon as practicable following the effective date of any Subsequent Shelf Registration, but in any event within three Business Days of such date, the Company shall notify the Holders of the effectiveness of such Subsequent Shelf Registration.
(c) Underwritten Shelf Takedowns.
(i) At any time and from time to time while a Shelf Registration Statement is and remains effective, any one or more Holder(s) may request (such requesting Holder(s), the “Initiating Holders”) to sell all or any portion of its or their Registrable Securities in an underwritten offering that is registered pursuant to such Shelf Registration Statement (each a “Shelf Offering”); provided, in each case, that the Company shall not be obligated to effect any Shelf Offering unless the Initiating Holders reasonably expect gross proceeds of at least $50,000,000 from such Shelf Offering; provided, further, that the Company shall have no obligation to effect a Shelf Offering prior to the Lock-Up Release Date. The Initiating Holders of a Shelf Offering shall deliver to the Company a written notice (a “Shelf Offering Notice”) specifying the number of Registrable Securities that such Initiating Holders desire to sell pursuant to such Shelf Offering. As promptly as practicable, but in no event later than two Business Days after receipt of a Shelf Offering Notice, the Company will give written notice of such Shelf Offering Notice to all other Holders of Registrable Securities (other than any Opt-Out Holder) that have been identified as selling stockholders in such Shelf Registration Statement and are otherwise permitted to sell in such Shelf Offering, which such notice shall request that each such Holder specify, within seven days after the Company’s receipt of the Shelf Offering Notice, the maximum number of such Holder’s Registrable Securities such Holder desires to dispose of in such Shelf Offering. The Company, subject to Section 1(d) and Section 7, will include in such Shelf Offering all Registrable Securities with respect to which the Company has received timely written requests for inclusion. The Company will, as expeditiously as possible (and in any event within 14 days after the receipt of a Shelf Offering Notice), but subject to Section 1(e), use reasonable best efforts to consummate such Shelf Offering.
(ii) The Company shall select the investment banker(s) and manager(s) to administer any Shelf Offering, subject to the same being acceptable to the Applicable Approving Party.
(iii) All determinations as to whether to complete any Shelf Offering and as to the timing, manner, price and other terms of any Shelf Offering contemplated by this Section 1(c) shall be determined by the Applicable Approving Party, and the Company shall use reasonable best efforts to cause any Shelf Offering to occur in accordance with such determinations as promptly as practicable.

(iv) The Company will, at the request of any Holder participating in a Shelf Offering pursuant to this Section 1(c), file any prospectus supplement or any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by such Holder(s) to effect such Shelf Offering.
(d) Priority on Shelf Offerings. Except as provided in Section 1(j), the Company will not include in any Shelf Offering any securities which are not Registrable Securities without the prior written consent of the Applicable Approving Party. If the managing underwriters of a Shelf Offering advise the Company in writing that in their opinion the number of Registrable Securities and (if permitted hereunder) other securities requested to be included in such offering exceeds the maximum dollar amount or maximum number of Registrable Securities and other securities (if any), which can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company will include in such offering (prior to the inclusion of any securities which are not Registrable Securities) (i) first, the number of Registrable Securities requested to be included by any Holder which, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among such Holders on the basis of the number of Registrable Securities owned by each such Holder; and (ii) thereafter, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (ii), the Common Stock of other Persons that the Company is obligated to include in such offering pursuant to separate written contractual arrangements and that can be sold without any such adverse effect. Notwithstanding anything to the contrary herein, the Registrable Securities of a Holder and one or more of its Affiliates that are permitted to be included in any such underwritten offering after application of the priorities set forth in this Section 1(d) may be allocated amongst such affiliated Holders in such Holders’ sole discretion.
(e) Restrictions on Shelf Offerings and Use of Shelf Registration Statements.
(i) The Company may postpone, for up to 60 days (or with the consent of the Applicable Approving Party, a longer period) (the “Suspension Period”), the filing or the effectiveness of a Registration Statement pursuant to Section 1(a) or Section 1(b) or suspend the use of a prospectus that is part of a Shelf Registration Statement (and therefore suspend sales of the Registrable Securities covered by such Shelf Registration Statement) by providing written notice to the Holders if the following conditions are met: (A) the Company determines that the offer or sale of Registrable Securities would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any Subsidiary to engage in any material acquisition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization, financing or other transaction involving the Company and (B) upon advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of material non-public information not otherwise required to be disclosed under applicable law, and either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) such transaction renders the Company unable to comply with SEC requirements, in each case under circumstances that would make it impractical or inadvisable to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post effective basis, as applicable. The Company may delay or suspend the effectiveness of a Shelf Registration Statement pursuant to this Section 1(e)(i) only once in any 12-month period (for avoidance of doubt, in addition to the Company’s rights and obligations under Section 4(a)(vi)) unless additional delays or suspensions are approved by the Applicable Approving Party.
(ii) In the case of an event that causes the Company to suspend the use of a Shelf Registration Statement as set forth in Section 1(e)(i) above or pursuant to Section 4(a)(vi) (a “Suspension Event”), the Company will give a notice to the Holders whose Registrable Securities are registered pursuant to such Shelf Registration Statement (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice must state generally the basis for the notice and that such suspension will continue only for so long as the Suspension Event or its effect is continuing. Each Holder agrees not to effect any sales of its Registrable Securities pursuant to such Shelf Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). A Holder may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice will be given by the Company to the Holders promptly following the conclusion of any Suspension Event (and in any event during the permitted Suspension Period). Notwithstanding any provision herein to the contrary, if the Company gives a Suspension Notice with respect to any Shelf Registration Statement pursuant to this Section 1(e), the Company will extend the period of time during which such Shelf Registration Statement will be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event.
(f) Block Trades; Other Coordinated Offerings.
(i) From and after the Lock-Up Release Date, notwithstanding any other provision of this Section 1, but subject to Section 1(e), at any time and from time to time when an effective Shelf Registration Statement is on file with the SEC, if any one or more 5% Holder(s) desire to engage in (x) an underwritten registered offering with the assistance of the Company not involving a “roadshow,” an offer commonly known as a “block trade” (an “Underwritten Block Trade”), or (y) or other coordinated registered offering (other than an “at the market” offering) with the assistance of the Company through a broker, sales agent, distribution agent or placement agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, reasonably expected to result in aggregate gross proceeds to such Holder(s) of at least $25,000,000, then notwithstanding the time periods set forth in Section 1(c)(i), such Holder(s) shall notify the Company of the Underwritten Block Trade or Other Coordinated Offering (such notifying Holder(s), the “Block Trade Initiating Holders”) not less than three Business Days prior to the day such offering is first anticipated to commence and the Company shall use its reasonable best efforts to facilitate such Underwritten Block Trade or Other Coordinated Offering; provided that the Block Trade Initiating Holders shall use reasonable best efforts to coordinate with the Company and any underwriters, brokers, sales agents, distribution agents or placement agents prior to making such request in order to facilitate preparation of the prospectus and other offering documentation related to the Underwritten Block Trade or Other Coordinated Offering. Upon receiving notice of an Underwritten Block Trade (but not an Other Coordinated Offering) from the Block Trade Initiating Holders, the Company will promptly notify the other 5% Holders (other any Opt-Out Holder), if any, and, only if requested by the Block Trade Initiating Holders, all other Holders, of such Underwritten Block Trade and such notified Holders (each, a “Potential Participant”) may elect whether or not to participate no later than the next Business Day (i.e. two Business Days prior to the day such offering is to commence) (unless a longer period is agreed to by the Block Trade Initiating Holders), and the Company will as expeditiously as possible use its best efforts to facilitate such Underwritten Block Trade (which may close as early as one Business Day after the date it commences); provided further that, notwithstanding the provisions of Section 1(c)(i), no Holder (other than a 5% Holder) will be permitted to participate in an Underwritten Block Trade without the written consent of the Block Trade Initiating Holders. Any Potential Participant’s request to participate in an Underwritten Block Trade shall be binding on the Potential Participant. For the avoidance of doubt, solely with respect to Holders party to the Securityholders Agreement, any Underwritten Block Trade or Other Coordinated Offering shall remain subject to the transfer restrictions set forth in the Securityholders Agreement if such Securityholders Agreement is then in effect with respect to such Holder.
(ii) Prior to the filing of any applicable “red herring” prospectus or prospectus supplement used in connection with a Underwritten Block Trade or Other Coordinated Offering, a majority-in-interest of the Block Trade Initiating Holders shall have the right to withdraw upon written notification to the Company, the underwriter or underwriters (if any) and any brokers, sales agents, distribution agents or placement agents (if any) of their intention to withdraw from such Underwritten Block Trade or Other Coordinated Offering.
(iii) Notwithstanding anything to the contrary in this Agreement, Section 2 shall not apply to an Underwritten Block Trade or Other Coordinated Offering initiated by Block Trade Initiating Holders pursuant to this Agreement.
(iv) The Block Trade Initiating Holders in an Underwritten Block Trade or Other Coordinated Offering shall have the right to select the underwriters and any brokers, sales agents or placement agents (if any) for such Underwritten Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable, nationally recognized investment banking firms reasonably acceptable to the Company).

(g) Other Registration Rights. The Company shall not, without the prior written consent of the Majority Holders, enter into any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any Registration Statement filed by the Company for other Holders unless such securities are included in the applicable Registration Statement on a basis that is expressly subordinate to the rights of the Holders of Registrable Securities hereunder; provided that, with the prior approval of the Majority Holders, the Company may grant rights to employees of the Company and its Subsidiaries to participate in Piggyback Underwritten Offerings so long as they sign a Joinder.
(h) Revocation of Shelf Offering Notice. At any time prior to the “pricing” of any offering relating to a Shelf Offering Notice, the applicable Initiating Holders may revoke or withdraw such Shelf Offering Notice on behalf of all Holders participating in such Shelf Offering without liability to such Holders (including, for the avoidance of doubt and if applicable, the other Participating 5% Holders), in each case by providing written notice to the Company.
(i) Confidentiality; Opt-Out Notices.
(i) Each Holder agrees to treat as confidential the receipt of any notice hereunder (including notice of a Shelf Offering Notice and a Suspension Notice) and the information contained therein, and not to disclose or use the information contained in any such notice (or the existence thereof) without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally (other than as a result of disclosure by such Holder in breach of the terms of this Agreement).
(ii) Any Holder may deliver notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Shelf Offering, Piggyback Underwritten Offering or Underwritten Block Trade; provided, however, that such Holder may later revoke any such Opt-Out Notice by giving notice to the Company of such revocation. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not deliver any notice to such Opt-Out Holder pursuant to Section 1(c)(i), Section 1(f)(i) or Section 2.2(a), as applicable, and such Opt-Out Holder shall no longer be entitled to the rights associated with any such notice.
(j) Warrant Shares. If any Holder(s) desire to sell Warrant Shares issuable upon exercise of outstanding Warrants pursuant to a Shelf Offering, a Piggyback Underwritten Offering or an Underwritten Block Trade in accordance with this Agreement, the Company (x) in its sole discretion, may elect to or (y) if such Holder(s) desire to sell at least 100,000 Warrant Shares in such offering, upon the written request of such Holder(s), shall, issue and sell shares of Common Stock for its own account in lieu of including (and in satisfaction of its obligation hereunder to include) all (but not less than all) Warrant Shares proposed to be sold in such offering by any Holders (after giving effect to Section 1(d), Section 2(c) or Section 2(d), as applicable) and use the proceeds therefrom to repurchase from such Holder(s) the Warrants that are exercisable for all such Warrant Shares substantially contemporaneously with the closing of such offering (a “Synthetic Secondary”). The purchase price to be paid by the Company for each Warrant repurchased pursuant to a Synthetic Secondary in connection with a Shelf Offering, a Piggyback Underwritten Offering or an Underwritten Block Trade shall be: (a) in the case of Jones Act Warrants, the Underwriter Purchase Price multiplied by the Warrant Share Number; and (b) in the case of Creditor Warrants, if any, the product of (x) the Underwriter Purchase Price, less the Warrant Exercise Price, multiplied by (y) the Warrant Share Number. The Company and each Holder agree to enter into customary warrant repurchase agreements in connection with any Synthetic Secondary providing for the foregoing terms which, for the avoidance of doubt, are intended to result in the same proceeds to such Holders from the repurchase of Warrants as would be received by such Holders had they exercised such Warrants and sold the underlying Warrant Shares in the applicable Shelf Offering, Piggyback Underwritten Offering or Underwritten Block Trade. Any shares of Common Stock to be sold by the Company in a Synthetic Secondary for the purpose of repurchasing a Holder’s Warrants will be deemed to be Warrant Shares of such Holder for purposes of determining compliance with the terms of this Agreement (including, but not limited to, underwriter cutbacks pursuant to Section 1(d), Section 2(c) and Section 2(d)).
Section 2. Piggyback Registrations.
(a) Right to Piggyback. If the Company proposes to file an Underwritten Offering Filing for an underwritten offering of its own account or for the account of any other stockholders of the Company who have been granted registration rights (a “Piggyback Underwritten Offering”), then the Company shall give written notice of such proposed Piggyback Underwritten Offering to all of the Holders of Registrable Securities

(other than any Opt-Out Holder) as soon as practicable but not less than five Business Days before the anticipated filing date of Underwritten Offering Filing, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice. Each Holder of Registrable Securities shall then have four Business Days after the date on which such Holder received notice pursuant to this Section 2(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. All such Holders proposing to distribute their Registrable Securities through a Piggyback Underwritten Offering under this Section 2(a) shall enter into an underwriting agreement in customary form with the underwriter(s) selected for such Piggyback Underwritten Offering by the Company; provided that any participating Holder may withdraw its request for inclusion at any time prior to executing the underwriting agreement. The Company shall use reasonable best efforts to cause the managing underwriter or underwriters of a proposed Piggyback Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2(a) to be included in a Piggyback Underwritten Offering on the same terms and conditions as any similar securities of the Company included in such Piggyback Underwritten Offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.
(b) Priority on Primary Offerings. If a Piggyback Underwritten Offering is an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such offering exceeds the Maximum Number of Securities, the Company will include in such Piggyback Underwritten Offering (i) first, the securities the Company proposes to sell, (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the number of Registrable Securities requested to be included in such offering by any Holder which, in the opinion of such underwriters, can be sold, without any adverse effect, pro rata among such Holders on the basis of the number of Registrable Securities owned by each such Holder and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), other securities requested to be included in such offering which, in the opinion of the underwriters, can be sold without any adverse effect. Notwithstanding anything to the contrary herein, the Registrable Securities of a Holder and one or more of its Affiliates that are permitted to be included in any such Piggyback Underwritten Offering that is an underwritten primary offering after application of the priorities set forth in this Section 2(b) may be allocated amongst such affiliated Holders in such Holders’ sole discretion.
(c) Priority on Secondary Offerings. If a Piggyback Underwritten Offering is an underwritten secondary offering on behalf of holders of the Company’s Equity Securities (other than pursuant to Section 1 hereof), and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such offering exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company will include in such Piggyback Underwritten Offering (i) first, the securities requested to be included therein by the holders initially requesting such offering which, in the opinion of the underwriters, can be sold without any such adverse effect, (ii) second, the number of Registrable Securities requested to be included in such offering by any Holder which, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among such Holders on the basis of the number of Registrable Securities owned by each such Holder and (iii) third, other securities requested to be included in such offering which, in the opinion of the underwriters, can be sold without any such adverse effect. Notwithstanding anything to the contrary herein, the Registrable Securities of a Holder and one or more of its Affiliates that are permitted to be included in any such Piggyback Underwritten Offering that is an underwritten secondary offering after application of the priorities set forth in this Section 2(c) may be allocated amongst such affiliated Holders in such Holders’ sole discretion.
(d) Right to Terminate Registration. The Company will have the right to terminate or withdraw any Piggyback Underwritten Offering initiated by it under this Section 2, whether or not any Holder of Registrable Securities has elected to include securities in such offering.

(e) Selection of Underwriters. The Company shall select the investment banker(s) and manager(s) for any Piggyback Underwritten Offering.
Section 3. Holdback Agreements.
(a) Holders. Each 5% Holder agrees that in connection with any underwritten Public Offering, and upon request from the managing underwriter(s) for that offering, that Holder shall not, without the prior written consent of that managing underwriter(s), during such period as is reasonably requested by the managing underwriter(s) (which period shall in no event be longer than three days prior to and 90 days after the pricing of such offering), (i) offer, sell, contract to sell, pledge or otherwise dispose of (including sales pursuant to Rule 144), directly or indirectly, any Registrable Securities, (ii) enter into a transaction which would have the same effect as described in clause (i) above, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any Registrable Securities, whether such transaction is to be settled by delivery of such Registrable Securities, in cash or otherwise (each of (i), (ii) and (iii) above, a “Sale Transaction”), or (iv) publicly disclose the intention to enter into any Sale Transaction. The restrictions in this Section 3(a) shall not apply to offers or sales of Registrable Securities that are included in an offering pursuant to Sections 1 or 2 of this Agreement and shall be applicable to the Holders only if, for so long as and to the extent that the Company, all the directors and executive officers of the Company, each selling stockholder included in such offering and each other Person holding or beneficially owning at least 10% of the outstanding Common Stock are subject to the same restrictions. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the managing underwriter(s) that are consistent with the provisions of this Section 3(a) and are necessary to give further effect to those provisions.
(b) The Company. To the extent requested by the managing underwriter(s) for the applicable offering, the Company shall not effect any sale registered under the Securities Act of Equity Securities during the period commencing three days prior to and ending 90 days after the pricing of an underwritten Public Offering pursuant to Section 1 of this Agreement, other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule to Rule 145), (iii) in connection with any dividend or distribution reinvestment or similar plan or (iv) as consideration to any third-party seller in connection with the bona fide acquisition by the Company or any subsidiary of the Company of the assets or securities of any Person in any transaction approved by the Company’s board of directors. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the managing underwriter(s) that are consistent with the provisions of this Section 3(b) and are necessary to give further effect to those provisions.
Section 4. Registration Procedures.
(a) Company Obligations. Whenever the Company is required to register any Registrable Securities pursuant to this Agreement, one or more Holders have initiated a Shelf Offering, Underwritten Block Trade or Other Coordinated Offering, or in connection with any Piggyback Underwritten Offering, the Company will use reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:
(i) prepare and file with (or submit confidentially to) the SEC a Registration Statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use reasonable best efforts to cause such Registration Statement to become effective, all in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder (provided that before filing or confidentially submitting a Registration Statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed or submitted, which documents will be subject to the review and comment of such counsel);
(ii) notify each Holder of (A) the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each Registration Statement filed hereunder;

(iii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period ending when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such Registration Statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such Registration Statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;
(iv) furnish, without charge, to each seller of Registrable Securities thereunder and each underwriter, if any, such number of copies of such Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus) (in each case including all exhibits and documents incorporated by reference therein), each amendment and supplement thereto, each Free Writing Prospectus and such other documents as such seller or underwriter, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller (the Company hereby consenting to the use in accordance with all applicable laws of each such Registration Statement, each such amendment and supplement thereto, and each such prospectus (or preliminary prospectus or supplement thereto) or Free Writing Prospectus by each such seller of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or prospectus);
(v) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or (B) consent to general service of process in any such jurisdiction or (C) subject itself to taxation in any such jurisdiction);
(vi) notify in writing each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a Registration Statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (B) promptly after receipt thereof, of any request by the SEC for the amendment or supplementing of such Registration Statement or prospectus or for additional information, and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event or of any information or circumstances as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, subject to Section 1(e), if required by applicable law or to the extent requested by the Applicable Approving Party, the Company will use reasonable best efforts to promptly prepare and file a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading and (D) if at any time the representations and warranties of the Company in any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct;
(vii) (A) use reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market markers to register as such with respect to such Registrable Securities with FINRA, and (B) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to the Company, including without limitation all corporate governance requirements;
(viii) use reasonable best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(ix) enter into and perform such customary agreements (including, as applicable, underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making available the executive officers of the Company and participating in “road shows,” investor presentations, marketing events and other selling efforts and effecting a stock or unit split or combination, recapitalization or reorganization);
(x) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition or sale pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as will be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement and the disposition of such Registrable Securities pursuant thereto;
(xi) take all actions to ensure that any Free Writing Prospectus utilized in connection with any Shelf Offering, Piggyback Underwritten Offering, Underwritten Block Trade or Other Coordinated Offering hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
(xii) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;
(xiii) permit any Holder which, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to allow such Holder to provide language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such Holder and its counsel should be included;
(xiv) use reasonable best efforts to (A) maintain eligibility to use Form S-3 (or any successor form under the Securities Act) as provided herein for the sale of Registrable Securities and (B) prevent the issuance of any stop order suspending the effectiveness of a Registration Statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such Registration Statement for sale in any jurisdiction use, and in the event any such order is issued, reasonable best efforts to obtain promptly the withdrawal of such order;
(xv) use reasonable best efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;
(xvi) cooperate with the Holders covered by the Registration Statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates, if any, representing Registrable Securities to be sold and not bearing any restrictive legends (or arrange for book entry transfer of securities in the case of uncertificated securities), and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such Holders may request at least two Business Days prior to any proposed sale of Registrable Securities to the underwriters;
(xvii) if requested by any managing underwriter, include in any prospectus or prospectus supplement updated financial or business information for the Company’s most recent period or current quarterly period (including estimated results or ranges of results) if required for purposes of marketing the offering in the view of the managing underwriter;

(xviii) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, however, that to the extent that any prohibition is applicable to the Company, the Company will take such action as is necessary to make any such prohibition inapplicable;
(xix) cooperate with each Holder covered by the Registration Statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with the preparation and filing of applications, notices, registrations and responses to requests for additional information with FINRA, the New York Stock Exchange, Nasdaq or any other national securities exchange on which the shares of Common Stock are or are to be listed, and to the extent required by the rules and regulations of FINRA, retain a qualified independent underwriter acceptable to the managing underwriter;
(xx) in the case of any underwritten offering, use reasonable best efforts to obtain, and deliver to the underwriter(s), in the manner and to the extent provided for in the applicable underwriting agreement, one or more cold comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters;
(xxi) use reasonable best efforts to provide (A) a legal opinion of the Company’s outside counsel, dated the effective date of such Registration Statement addressed to the Company, (B) on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a Shelf Offering, Piggyback Underwritten Offering, Underwritten Block Trade or Other Coordinated Offering, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the closing date of the applicable sale, (1) one or more legal opinions of the Company’s outside counsel, dated such date, in form and substance as customarily given to underwriters in an underwritten public offering or, in the case of a non-underwritten offering, to the broker, placement agent or other agent of the Holders assisting in the sale of the Registrable Securities and (2) one or more “negative assurances letters” of the Company’s outside counsel, dated such date, in form and substance as is customarily given to underwriters in an underwritten public offering or, in the case of a non-underwritten offering, to the broker, placement agent or other agent of the Holders assisting in the sale of the Registrable Securities, in each case, addressed to the underwriters, if any, or, if requested, in the case of a non-underwritten offering, to the broker, placement agent or other agent of the Holders assisting in the sale of the Registrable Securities and (3) customary certificates executed by authorized officers of the Company as may be requested by any Holder or any underwriter of such Registrable Securities;
(xxii) if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;
(xxiii) if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;
(xxiv) if an Automatic Shelf Registration Statement covering Registrable Securities has been outstanding for at least three years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use reasonable best efforts to refile the Shelf Registration Statement on Form S-3 and, if such form is not available, Form S-1 and keep such Registration Statement effective during the period during which such Registration Statement is required to be kept effective; and
(xxv) if requested by any Holder, cooperate with such Holder and with the managing underwriter or agent, if any, on reasonable notice to facilitate any Charitable Gifting Event and to prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to permit any such recipient Charitable Organization to sell in the underwritten offering if it so elects.

(b) Officer Obligations. Each Holder that is an officer of the Company agrees that if and for so long as he or she is employed by the Company or any Subsidiary thereof, he or she will participate fully in the sale process in a manner customary for persons in like positions and consistent with his or her other duties with the Company, including the preparation of the Registration Statement and the preparation and presentation of any road shows.
(c) Automatic Shelf Registration Statements. If the Company files any Automatic Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that, at the request of any 5% Holder whose Registrable Securities are not then covered by an effective Automatic Shelf Registration Statement, it will include in such Automatic Shelf Registration Statement such disclosures as may be required by Rule 430B in order to ensure that the 5% Holders may be added to such Shelf Registration Statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment. If the Company has filed any Automatic Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company shall, at the request of any 5% Holder, file any post-effective amendments necessary to include therein all disclosure and language necessary to ensure that the holders of Registrable Securities may be added to such Shelf Registration Statement.
(d) Additional Information. The Company may require each seller of Registrable Securities as to which any registration or offering is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing, as a condition to such seller’s participation in such registration or offering.
(e) In-Kind Distributions. If any Holder (and/or any of their Affiliates) seeks to effectuate an in-kind distribution of all or part of their Registrable Securities to their respective direct or indirect equityholders, the Company will, subject to any applicable lock-ups and other applicable restrictions on Transfer (including restrictions set forth under the Jones Act and applicable securities laws), reasonably cooperate with and assist such Holder and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of the Registrable Securities without restrictive legends, to the extent no longer applicable); provided, however, that the Company may request any such Holder to deliver to the Company representation letters regarding such Holder’s compliance with the Securities Act and the rules and regulations promulgated thereunder, as may be applicable.
(f) Suspended Distributions. Each Person participating in a registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(a)(vi), such Person will immediately discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 4(a)(vi), subject to the Company’s compliance with its obligations under Section 4(a)(vi).
(g) Registrable Securities Transactions. If requested by any Holder in connection with any transaction involving any Registrable Securities (including any sale or other Transfer in accordance with this Agreement of such securities without registration under the Securities Act, any margin loan with respect to such securities) not otherwise prohibited (including by this Agreement or any other restrictions on Transfer, such as restrictions set forth under the Jones Act and applicable securities laws), the Company agrees to provide such Holder with customary and reasonable assistance to facilitate such transaction, including, without limitation, (i) such action as such Holder may reasonably request from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act, (ii) entering into an “issuer’s agreement” in connection with any margin loan with respect to such securities in customary form (which, for the avoidance of doubt, shall not require the Company to provide registration rights to any lender or its transferees or waive any terms or conditions of its Insider Trading Policy, this Agreement or any other restrictions on Transfer, such as restrictions set forth under the Jones Act and applicable securities laws), (iii) issuing such directions to any transfer agent, registrar or depositary, as applicable, as may be reasonably required for such transaction, (iv) using reasonable best efforts to obtain from outside counsel and deliver to the transfer agent, registrar or depositary such legal opinions, if appropriate and subject to receipt of any reasonably requested representation letters required to support such opinions, as are customary for the transaction of this type and are reasonably requested by the same, and (v) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions with respect to such Registrable Securities, in each case, to the extent no longer applicable; provided, however, that such Holder shall deliver to the Company, in form and substance reasonably satisfactory to the Company and the transfer agent, representation letters regarding such Holder’s compliance the Securities Act and the rules and regulations promulgated thereunder, as may be applicable, or as otherwise requested by the transfer agent. Notwithstanding anything to the contrary, the Company shall have no obligation to obtain or bear the cost of any medallion guarantee (or provide any indemnification in lieu thereof) required by any transfer agent, registrar or depositary with respect to such requested transaction or provide similar assurances or be responsible for the actions or status of such Holder or its transferees.
(h) Other. To the extent that any of the Participating 5% Holders is or may be deemed to be an “underwriter” of Registrable Securities pursuant to any SEC comments or policies, the Company agrees that (i) the indemnification and contribution provisions contained in Section 6 shall be applicable to the benefit of such Participating 5% Holder in their role as an underwriter or deemed underwriter in addition to their capacity as a holder and (ii) such Participating 5% Holder shall be entitled to conduct the due diligence which they would normally conduct in connection with an offering of securities registered under the Securities Act, including without limitation receipt of customary opinions and comfort letters addressed to such Participating 5% Holder.
Section 5. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement and/or in connection with any Shelf Registration Statement, Piggyback Underwritten Offering, Shelf Offering, Underwritten Block Trade or Other Coordinated Offering shall be paid by the Company, including, without limitation: (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC, FINRA, the New York Stock Exchange, Nasdaq or any other national securities exchange on which the shares of Common Stock are or are to be listed, (ii) all fees and expenses in connection with compliance with any securities or “blue sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company or other depositary and of printing prospectuses and Company Free Writing Prospectuses if reasonably requested by a Holder of Registrable Securities included in the Registration Statement), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires, or the underwriters so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed, (vii) all applicable rating agency fees with respect to the Registrable Securities, (viii) all fees and disbursements of legal counsel for the Company, (ix) all reasonable fees and disbursements of one legal counsel for all selling Holders selected by the Applicable Approving Party (which may be the same counsel as selected for the Company), together with any necessary local counsel (not to exceed one local counsel in each relevant jurisdiction) as may be required by the Participating 5% Holders, (x) any fees and disbursements of underwriters customarily paid by issuers in connection with secondary sales of securities, (xi) all fees and expenses of any experts or other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement and (xii) all expenses related to marketing the sale of the Registrable Securities, including expenses related to conducting a “road-show.” All such expenses are referred to herein as “Registration Expenses.” The Company shall not be required to pay, and each Person that sells securities pursuant to a Shelf Registration Statement, Piggyback Underwritten Offering, Shelf Offering, Underwritten Block Trade or Other Coordinated Offering hereunder will bear and pay, all underwriting discounts and commissions applicable to the Registrable Securities sold for such Person’s account and all transfer taxes (if any) attributable to the sale of Registrable Securities (provided that the Company shall bear and pay all underwriting discounts and commissions applicable to any shares of Common Stock sold by the Company in lieu of Holders’ Warrant Shares pursuant to a Synthetic Secondary, and the purchase price of the Warrants to be repurchased by the Company in connection therewith shall be net of such underwriting discounts and commissions).
Section 6. Indemnification and Contribution.
(a) By the Company. The Company will indemnify and hold harmless, to the fullest extent permitted by law and without limitation as to time, each Holder, such Holder’s officers, directors employees, agents, fiduciaries, stockholders, managers, partners, members, affiliates, direct and indirect equityholders, consultants and representatives, and any successors and assigns thereof, and each Person who controls such holder (within the meaning of the Securities Act) (the “Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) (collectively, “Losses”) caused by, resulting from, arising out of, based upon or related to any of the following (each, a “Violation”) by the Company: (i) any untrue or alleged untrue statement of material fact contained in (A) any Registration statement, prospectus, preliminary prospectus or Free Writing Prospectus, or any amendment thereof or supplement thereto or (B) any application or other document or communication (in this Section 6, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the “blue sky” or securities laws thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Losses. Notwithstanding the foregoing, the Company will not be liable in any such case to the extent that any such Losses result from, arise out of, are based upon, or relate to an untrue statement, or omission, made in such Registration Statement, any such prospectus, preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by any Indemnified Party expressly for use therein or by any Indemnified Party’s failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such Indemnified Party with a sufficient number of copies of the same as requested by such Indemnified Party. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors, and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Indemnified Parties or as otherwise agreed to in the underwriting agreement executed in connection with such underwritten offering. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of such securities by such seller.
(b) By Holders. In connection with any Registration Statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, will indemnify the Company, its officers, directors, employees, agents and representatives, and each Person who controls the Company (within the meaning of the Securities Act) against any Losses resulting from (as determined by a final and appealable judgment, order or decree of a court of competent jurisdiction) any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided that the obligation to indemnify will be individual, not joint and several, for each Holder and will be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Company and the Holders hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by a Holder, the only information furnished or to be furnished to the Company for use in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto are statements specifically relating to (i) the beneficial ownership of Company Securities by such Holder and its Affiliates, (ii) the name and address of such Holder and (c) any additional information about such Holder or the plan of distribution (other than for an underwritten Public Offering) required by law or regulation to be disclosed in any such document.
(c) Claim Procedure. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice will impair any Person’s right to indemnification hereunder only to the extent such failure has prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties will have a right to retain one separate counsel, chosen by the majority of the conflicted indemnified parties involved in the indemnification and approved by the Applicable Approving Party, at the expense of the indemnifying party.
(d) Contribution. If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to, or is insufficient to hold harmless, an indemnified party or is otherwise unenforceable with respect to any Loss referred to herein, then such indemnifying party will contribute to the amounts paid or payable by such indemnified party as a result of such Loss, (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such Loss as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) of this Section 6(d) is not permitted by applicable law, then in such proportion as is appropriate to reflect not only such relative fault but also the relative benefit of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the Registration Statement on the other in connection with the statement or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided that the maximum amount of liability in respect of such contribution will be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party will be determined by reference to, among other things, whether the untrue (or, as applicable alleged) untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this Section 6(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the Losses referred to herein will be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.
(e) Release. No indemnifying party will, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(f) Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement will be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract (and the Company and its Subsidiaries shall be considered the indemnitors of first resort in all such circumstances to which this Section 6 applies) and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of Registrable Securities and the termination or expiration of this Agreement.
Section 7. Cooperation with Underwritten Offerings. No Person may participate in any underwritten registration or offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the underwriters; provided that no Holder will be required to sell more than the number of Registrable Securities such Holder has requested to include in such registration) and (ii) completes, executes and delivers all questionnaires, powers of attorney, stock powers, custody agreements, indemnities, underwriting agreements and other documents and agreements required under the terms of such underwriting arrangements or as may be reasonably requested by the Company and the lead managing underwriter(s). To the extent that any such agreement is entered into pursuant to, and consistent with, Section 3, Section 4 and/or this Section 7, the respective rights and obligations created under such agreement will supersede the respective rights and obligations of the Holders, the Company and the underwriters created thereby with respect to such registration.

Section 8. Joinder; Additional Parties. The Company may from time to time (with the prior written consent of the Majority Holders) permit any Person who acquires Common Stock (or rights to acquire Common Stock) to become a party to this Agreement and to be entitled to and be bound by all of the rights and obligations as a Holder by obtaining an executed joinder to this Agreement from such Person in the form of Exhibit B attached hereto (a “Joinder”). Upon the execution and delivery of a Joinder by such Person, the Common Stock beneficially owned by such Person and all shares of Common Stock issuable upon conversion or exercise of any Company Securities beneficially owned by such Person shall become Registrable Securities, and such Person shall be deemed to be a Holder hereunder.
Section 9. General Provisions.
(a) Transfer Restrictions.
(i) Except as permitted pursuant to Section 9(a)(ii), during the Lock-Up Period, each Holder, individually and not jointly, agrees with the Company (and only with the Company) that it shall not Transfer any Lock-Up Securities beneficially owned or owned of record by such Holder without the prior written consent of the Company. Notwithstanding anything to the contrary herein, the Company may terminate the Lock-Up Period at any time prior to the Scheduled Lock-Up Release Date; provided that any such early termination of the Lock-Up Period (i) may, in the Company’s sole discretion, be subject to the satisfaction of one or more conditions precedent and (ii) shall apply to all, but not less than all, Holders. Upon any determination by the Company to terminate the Lock-Up Period prior to the Scheduled Lock-Up Release Date, the Company shall use commercially reasonable efforts to notify all Holders of the expected Lock-Up Release Date as promptly as practicable, but in any event no later than two Business Days after such determination. If any such early termination of the Lock-Up Period is subject to the satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the Lock-Up Release Date may be delayed until such time as any or all such conditions shall be satisfied or waived; provided that in no event shall such Lock-Up Release Date be delayed to a date later than the Scheduled Lock-Up Release Date. Any termination or waiver of the Lock-Up Period by the Company pursuant to this Section 9(a) shall be subject to prior approval by the Company’s board of directors (or a duly authorized committee thereof).
(ii) Notwithstanding the provisions set forth in Section 9(a)(i), Transfers of Lock-Up Securities are permitted (i) as a bona fide gift or charitable contribution; (ii) if such Holder is a natural person, (A) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Holder of Lock-Up Securities or any other person with whom such Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (B) by will or intestate succession upon the death of the Holder; or (C) pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (iii) if such Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder; (B) to partners, limited liability company members, or stockholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; or (C) by virtue of the laws of the state or jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (iv) pursuant to transactions in the event of completion of a liquidation, merger, consolidation, stock exchange, reorganization, tender offer or other similar transaction which results in all of the Company’s security holders having the right to exchange their shares of Common Stock for cash, securities or other property; (v) pursuant to sales by a Holder and its Permitted Transferees of shares of Common Stock or Warrants in an aggregate amount not to exceed 3,100 shares (with Warrants being considered the sale of the number of shares of Common Stock for which such Warrants are then exercisable for purposes of this limitation); (vi) to the Company in connection with the repurchase of such Holder’s Lock-Up Securities in connection with the termination of such Holder’s employment with the Company pursuant to contractual agreements with the Company; (vii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock of the Company or the vesting of Company stock-based awards; or (viii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock of the Company or for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards; provided, however, that in the case of clauses (i)

through (iv), prior to any such Transfer, such permitted transferees, to the extent not already party hereto, must enter into a written agreement agreeing to be bound by the restrictions in this Section 9(a); provided further, in each case, that such Transfer complies with any other applicable restrictions on Transfer (including restrictions set forth under the Jones Act and applicable securities laws). Notwithstanding anything to the contrary in this Section 9(a)(ii), during the Lock-Up Period, each Holder of Lock-Up Securities shall be permitted to establish a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided that such plan does not provide for the Transfer of Lock-Up Securities during the Lock-Up Period.
(iii) Each Holder of Lock-Up Securities hereby represents and warrants that as of the Effective Time it has and, except as contemplated by this Section 9(a), for the duration of the Lock-Up Period will have, good and marketable title to its Lock-Up Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the foregoing restrictions. Each such Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Lock-Up Securities during the Lock-Up Period.
(iv) As promptly as practicable following the Lock-Up Release Date, the Company shall take or cause to be taken such actions as are reasonably necessary in order to cause any legends, notations or similar designations restricting transferability of the Lock-Up Securities held by each Holder to be removed and to rescind any transfer restrictions with respect to such Lock-Up Securities, in each case, to the extent no longer applicable; provided, however, that the Company may request any such Holder to deliver to the Company, in form and substance reasonably satisfactory to the Company, representation letters regarding such Holder’s compliance with the Securities Act and the rules and regulations promulgated thereunder, as may be applicable.
(b) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and the Majority Holders; provided that amendments to the provisions of Section 9(a) and any related defined terms that are adverse to Holders (for the avoidance of doubt, any extension of the Scheduled Lock-Up Release Date shall be deemed to be an amendment adverse to the Holders) shall additionally require the prior written consent of each Holder adversely impacted; provided further that no such amendment, modification or waiver that would treat a specific Holder or group of Holders of Registrable Securities in a manner materially and adversely different than any other Holder or group of Holders will be effective against such Holder or group of Holders without the consent of the holders of a majority of the Registrable Securities that are held by the group of Holders that is materially and adversely affected thereby. The failure or delay of any Person to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement will not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.
(c) Remedies. Each of the parties to this Agreement acknowledges and agrees that the rights of each party under this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party to this Agreement agrees that, in addition to any other available remedies a party to this Agreement may have in equity or at law, each party to this Agreement shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security or proof of damages. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party to this Agreement shall allege, and each party to this Agreement waives the defense, that there is an adequate remedy at law. The pursuit of specific performance or other equitable remedies by any party to this Agreement will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time. Any and all remedies herein expressly conferred upon a party to this Agreement will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party to this Agreement of any one remedy will not preclude the exercise at any time of any other remedy.

(d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.
(e) Entire Agreement. Except as otherwise provided herein, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way including the other documents referred to herein.
(f) Successors and Assigns. Except as otherwise provided herein, this Agreement will bind and inure to the benefit and be enforceable by the Company and its successors and permitted assigns and the Holders and their respective successors and permitted assigns (whether so expressed or not).
(g) Notices. Any notice, demand or other communication to be given under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next Business Day, (iii) one Business Day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three Business Days after it is mailed to the recipient by first class mail, return receipt requested. Such notices, demands and other communications will be sent, as applicable, to the Company at the address specified below, or to the applicable Holder(s) at the address specified on the signature page hereto or any Joinder and to any holder, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change such party’s address for receipt of notice by giving prior written notice of the change to the sending party as provided herein. The Company’s address is:

Helix Energy Solutions Group, Inc.
3505 West Sam Houston Parkway North, Suite 400
Houston, Texas 77043
Attention:	Ken Neikirk
E-mail:	[***]

With a copy to (which shall not constitute notice):

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention:	Travis Wofford
E-mail:	[***]

(h) Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period will automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.
(i) Governing Law. The corporate law of the State of Delaware will govern all issues and questions concerning the relative rights of the Company and its equityholders. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
(j) MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE

OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.
(k) CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY IN THE STATE OF DELAWARE (OR, SOLELY IF THE COURT OF CHANCERY IN THE STATE OF DELAWARE DECLINES SUBJECT MATTER JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE OR STATE COURTS OF DELAWARE, LOCATED IN WILMINGTON) (THE “CHOSEN COURTS”), FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH HEREIN WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE CHOSEN COURTS, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(l) No Recourse. Notwithstanding anything to the contrary in this Agreement, the Company and each Holder agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, will be had against any current or future director, officer, employee, general or limited partner or member of any Holder or any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Holder or any current or future member of any Holder or any current or future director, officer, employee, partner or member of any Holder or of any Affiliate or assignee thereof, as such for any obligation of any Holder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
(m) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement will be by way of example rather than by limitation.
(n) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party.
(o) Counterparts. This Agreement may be executed in multiple counterparts (which may be by electronic transmission, including, PDF or DocuSign), any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement.
(p) Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.
(q) Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Holder agrees to execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.
(r) Dividends, Recapitalizations, Etc. If at any time or from time to time there is any change in the capital structure of the Company by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment will be made in the provisions hereof so that the rights and privileges granted hereby will continue.
(s) No Third-Party Beneficiaries. No term or provision of this Agreement is intended to be, or shall be, for the benefit of any Person not a party hereto, and no such other Person shall have any right or cause of action hereunder, except as otherwise expressly provided herein.
(t) Current Public Information. At all times after the Company has filed a registration statement with the SEC pursuant to the requirements of either the Securities Act or the Exchange Act, the Company will file all reports required to be filed by it under the Securities Act and the Exchange Act and will take such further action as the Majority Holders may reasonably request, all to the extent required to enable such Holders to sell Registrable Securities, unless otherwise agreed by the Majority Holders.
(u) Effectiveness. Except for this Section 9(u), which is effective upon execution of this Agreement on the date hereof, this Agreement is effective as of the Effective Time on the Closing Date. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate without any further action of the parties hereto, regardless of any other provisions set forth in this Agreement.
(v) Term. This Agreement shall terminate with respect to any Holder and each of its Affiliates that is a Holder upon the later of (x) the first anniversary of the Closing Date and (y) the date on which (A) such Holder’s Total Ownership Percentage is less than 5% and (B) such Holder’s Registrable Securities are eligible for resale under Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1). Notwithstanding the foregoing, the provisions of Section 5, Section 6 and this Section 9 shall survive any such termination. Upon the written request of the Company, each Holder agrees to promptly deliver a certificate to the Company setting forth the number of Registrable Securities then beneficially owned by such Holder.
****

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

HELIX ENERGY SOLUTIONS GROUP, INC.

By:	/s/ Erik Staffeldt
Name:	Erik Staffeldt
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Registration Rights Agreement]

HOLDERS:

ASSF IV AIV B Holdings III, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF HOS AIV 1, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF HOS AIV 2, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

Ares Credit Strategies Insurance Dedicated Fund Series Interests of the SALI Multi-Series Fund, L.P.

By: Ares Management LLC, its investment manager

By:	/s/ Greg Margolies
Name:	Greg Margolies
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

ASOF II Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASOF II A (DE) Holdings I, L.P.

By: ASOF Investment Management LLC, its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV AIV B, L.P.

By: ASSF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV HOS AIV 1, L.P.

By: ASOF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

ASSF IV HOS AIV 2, L.P.

By: ASOF Operating Manager IV, L.P., its manager

By:	/s/ Aaron Rosen
Name:	Aaron Rosen
Title:	Authorized Signatory

SA Real Assets 19 Limited

By: Ares Management LLC, its manager

By:	/s/ Greg Margolies
Name:	Greg Margolies
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

HOLDERS:

BofA Securities, Inc. executes this Agreement and signature page solely on behalf of its U.S. Special Situations – Distressed Group (“SSG”) and its managed positions. This signature in no way any other of business, division, group activities or positions at BofA Securities, Inc. or any of its affiliates or subsidiaries. In the event the terms of this signature are not accepted, the signature shall be deemed null and void ab initio.

By:	/s/ Kevin Muholland
Name:	Kevin Mulholland
Title:	Managing Director

[Signature Page to Registration Rights Agreement]

HOLDERS:

Citigroup Financial Products Inc.

By:	/s/ David Quinn
Name:	David Quinn
Title:	Authorized Signatory

Citigroup Global Markets Inc.

By:	/s/ David Quinn
Name:	David Quinn
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

HOLDERS:

1992 MASTER FUND CO-INVEST SPC SERIES 1 SEGREGATED PORTFOLIO

By: Highbridge Capital Management, LLC, as Trading Manager, and not in its individual capacity

By:	s/ Damon P. Meyer
Name:	Damon P. Meyer
Title:	Authorized Signatory, Head of Special Situations & Restructuring

HIGHBRIDGE SCF SPECIAL SITUATIONS SPV, LP

By: Highbridge Capital Management, LLC, as Trading Manager, and not in its individual capacity

By:	s/ Damon P. Meyer
Name:	Damon P. Meyer
Title:	Authorized Signatory, Head of Special Situations & Restructuring

HIGHBRIDGE TACTICAL CREDIT INSTITUTIONAL FUND LTD

By: Highbridge Capital Management, LLC, as Trading Manager, and not in its individual capacity

By:	s/ Damon P. Meyer
Name:	Damon P. Meyer
Title:	Authorized Signatory, Head of Special Situations & Restructuring

HIGHBRIDGE TACTICAL CREDIT MASTER FUND LP

By: Highbridge Capital Management, LLC, as Trading Manager, and not in its individual capacity

By:	/s/ Damon P. Meyer
Name:	Damon P. Meyer
Title:	Authorized Signatory, Head of Special Situations & Restructuring

[Signature Page to Registration Rights Agreement]

HOLDERS:

Merced Partners Limited Partnership

By:	/s/ Joseph McElroy
Name:	Joseph McElroy
Title:	Authorized Signatory

Merced Partners V, L.P.

By:	/s/ Joseph McElroy
Name:	Joseph McElroy
Title:	Authorized Signatory

Athilon Capital Corp. LLC

By:	/s/ Joseph McElroy
Name:	Joseph McElroy
Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

HOLDERS:

Morgan Stanley & Co., LLC

By:	/s/ Brian McGowan
Name:	Brian McGowan
Title:	Managing Director

[Signature Page to Registration Rights Agreement]

HOLDERS:

SOLA LTD

By: Solus Alternative Asset Management LP, its Investment Advisor

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	Chief Executive Officer

SOLUS OPPORTUNITIES FUND 5 LP

By: Solus Alternative Asset Management LP, its Investment Advisor

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	Chief Executive Officer

SOLUS OPPORTUNITIES FUND 4 LP

By: Solus Alternative Asset Management LP, its Investment Advisor

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	Chief Executive Officer

SOLUS LONG-TERM OPPORTUNITIES FUND MASTER LP

By: Solus Alternative Asset Management LP, its Investment Advisor
By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	Chief Executive Officer

ULTRA NB LLC

By: Solus Alternative Asset Management LP, its Investment Manager

By:	/s/ Christopher Pucillo
Name:	Christopher Pucillo
Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

HOLDERS:

PANDORA SELECT PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX CAJA BLANCA FUND LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX CREDIT PARTNERS LP

By: Whitebox Advisors LLC its investment manager
By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX GT FUND LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

WHITEBOX MULTI-STRATEGY PARTNERS LP

By: Whitebox Advisors LLC its investment manager

By:	/s/ Andrew Thau
Name:	Andrew Thau
Title:	Managing Director

[Signature Page to Registration Rights Agreement]

1	WHITEBOX RELATIVE VALUE PARTNERS LP

By: Whitebox Advisors LLC its investment manager

	By:	/s/ Andrew Thau
	Name:	Andrew Thau
	Title:	Managing Director

WHITEBOX ASYMMETRIC PARTNERS LP

By: Whitebox Advisors LLC its investment manager

	By:	/s/ Andrew Thau
	Name:	Andrew Thau
	Title:	Managing Director

[Signature Page to Registration Rights Agreement]

EXHIBIT A

DEFINITIONS
“2% Holder” at any time of determination means each Holder that has a Security Ownership Percentage at such time greater than or equal to 2%.
“5% Holder” at any time of determination means each Holder that has a Security Ownership Percentage at such time greater than or equal to 5%.
“Affiliate” of any specified Person means (i) each other Person who, directly or indirectly, controls, is controlled by or is under common control with such specified Person and (ii) each Affiliated Fund of such specified Person, and the term “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract (including proxy) or otherwise; provided, however, that no Holder shall be deemed an Affiliate of any other Holder and no Holder shall be deemed an Affiliate of the Company or any of its Subsidiaries (or vice versa), in each case solely on account of ownership of Company Securities or being party to the Securityholders Agreement.
“Affiliated Fund” means, with respect to any Person, a fund, pooled investment vehicle, managed account (including separately managed accounts) or other entity now or hereafter existing that is directly or indirectly controlled, managed, advised or sub-advised by (i) such Person, (ii) such Person’s or any of such Person’s Affiliates’ investment manager, advisor or subadvisor or (iii) an Affiliate of (x) such Person or (y) such Person’s or any of such Person’s Affiliates’ investment manager, advisor or subadvisor (in each case, excluding, except for the purpose of calculating beneficial ownership of Fully Diluted Securities, any portfolio company of such Person).
“Agreement” has the meaning set forth in the preamble.
“Applicable Approving Party” means a majority (as measured by the aggregate number of Registrable Securities included in the applicable offering or registration) of the Holders that are participating or requesting to participate in the applicable offering or registration.
“Application” has the meaning set forth in Section 6(a).
“Automatic Shelf Registration Statement” has the meaning set forth in Section 1(a).
“Business Day” means a day that is not a Saturday or Sunday or a day on which banks in New York City are authorized or requested by law to close.
“Charitable Gifting Event” means any transfer by a Holder, or any subsequent transfer by such Holder’s members, partners or other employees, in connection with a bona fide gift to any Charitable Organization on the date of, but prior to, the execution of the underwriting agreement entered into in connection with any underwritten offering.
“Charitable Organization” means a charitable organization as described by Section 501(c)(3) of the Internal Revenue Code of 1986, as in effect from time to time.
“Chosen Courts” has the meaning set forth in Section 9(k).
“Closing” has the meaning set forth in the recitals.
“Closing Date” has the meaning set forth in the recitals.
“Common Stock” has the meaning set forth in the recitals.
“Common Stock Equivalents” means, without duplication, Common Stock and any warrants (including the Creditor Warrants, if any, and Jones Act Warrants), options, securities or other rights exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock, whether exercisable, convertible or exchangeable at the time of issuance or upon the passage of time or the occurrence of some future event, including, for greater clarity, restricted stock units, performance stock units or any substantially similar award, whether or not settled in Common Stock or a Common Stock Equivalent, if the value of such award is derived from or measured in part or in full from the value of the Common Stock or a Common Stock Equivalent.
“Company” has the meaning set forth in the preamble and shall include its successor(s).
A-1

“Company Securities” means (i) the Common Stock, (ii) the Warrants, (iii) all other Common Stock Equivalents and Equity Securities of the Company and (iv) all securities, bonds, notes, guarantees, indebtedness, options or other rights or instruments exercisable or exchangeable for or convertible into any of the foregoing.
“Conversion” has the meaning set forth in the recitals.
“Creditor Warrant Agreement” means the Creditor Warrant Agreement dated as of September 4, 2020, among Hornbeck, and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, with respect to the Creditor Warrants, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Creditor Warrants” means warrants to purchase a number of shares of Common Stock on the terms set forth in and as governed by the Creditor Warrant Agreement, if any, which warrants will, except as otherwise set forth in an amendment to the Creditor Warrant Agreement in connection with Closing, automatically and without any action on the part of any Person, be converted into the right to receive a number of shares of Common Stock (or, in accordance with the applicable Jones Act restrictions to be set forth in the Company’s certificate of incorporation upon Closing, Jones Act Warrants to acquire such Common Stock).
“Effective Time” has the meaning set forth in the recitals.
“End of Suspension Notice” has the meaning set forth in Section 1(e)(ii).
“Equity Interest” in any Person means all of the units, membership interests, partnership interests, trust interests or shares of capital stock of, or other ownership or profit interests in, such Person.
“Equity Security” means with respect to any Person, (i) any of the Equity Interests of such Person, (ii) any of the options, warrants or other rights for the purchase or acquisition from such Person of Equity Interests of such Person, and (iii) any security, bond, note, guarantee, indebtedness, option or other right or instrument exercisable or exchangeable for or convertible into any of the foregoing.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.
“Family Group” means with respect to any individual, such individual’s current or former spouse, their respective parents, descendants of such parents (whether natural or adopted) and the spouses of such descendants, any trust, limited partnership, corporation or limited liability company established solely for the benefit of such individual or such individual’s current or former spouse, their respective parents, descendants of such parents (whether natural or adopted) or the spouses of such descendants.
“FINRA” means the Financial Industry Regulatory Authority.
“First Merger” has the meaning set forth in the recitals.
“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.
“Fully Diluted Securities” means the aggregate number of issued and outstanding shares of Common Stock after giving effect to a hypothetical exercise of all of the issued and outstanding Jones Act Warrants (and not, for the avoidance of doubt, the Creditor Warrants, if any) into shares of Common Stock, without regard to whether such Jones Act Warrants are then exercisable in accordance with their respective terms or the terms of the Company’s organizational documents (but disregarding and without giving effect to the issuance, conversion or exercise, as applicable, of any Common Stock, Common Stock Equivalent or other Equity Security of the Company issued or issuable pursuant to any Company equity incentive plan). References to the Fully Diluted Securities beneficially owned by any Holder shall be to the aggregate number of issued and outstanding shares of Common Stock beneficially owned by such Holder and, without duplication, its Affiliates, after giving effect to such hypothetical exercise.
“Holder” means a holder of Registrable Securities who is a party to this Agreement (including by way of Joinder), including its Permitted Transferees who hold Registrable Securities.
“Hornbeck” has the meaning set forth in the preamble.
“Indemnified Parties” has the meaning set forth in Section 6(a).
“Initial Holders” has the meaning set forth in the preamble.
A-2

“Initial Shelf Registration Statement” has the meaning set forth in Section 1(a).
“Joinder” has the meaning set forth in Section 8.
“Jones Act” means the Merchant Marine Act of 1920 and the Shipping Act, 1916, as amended, and the rules and regulations promulgated thereunder.
“Jones Act Warrant Agreement” means the Amended and Restated Jones Act Warrant Agreement to be entered into on the Closing Date by and between the Company and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Jones Act Warrants” means warrants to purchase a number of shares of Common Stock on the terms set forth in and as governed by the Jones Act Warrant Agreement, which warrants will be assumed by the Company pursuant to the Jones Act Warrant Agreement in connection with the Closing.
“Lock-Up Period” means the period beginning on the Closing Date and ending on the earlier of (x) the Scheduled Lock-Up Release Date and (y) the termination of the Lock-Up Period by the Company in accordance with Section 9(a)(i).
“Lock-Up Release Date” means the date of the termination or expiration of the Lock-Up Period, whether by its terms or by the earlier agreement of the Company.
“Lock-Up Securities” means (A) Common Stock (solely to the extent (i) issued as consideration pursuant to the First Merger, including, for the avoidance of doubt, any shares of Common Stock issued in respect of Creditor Warrants in connection with the First Merger pursuant to the terms of the Creditor Warrant Agreement; (ii) issued or issuable upon the exercise of stock options or warrants outstanding as of immediately following the Closing in respect of stock options or warrants of Hornbeck outstanding immediately prior to the Closing; or (iii) issued or issuable upon the vesting of restricted stock units or performance restricted stock units outstanding as of immediately following the Closing in respect of restricted stock units or performance restricted stock units of Hornbeck outstanding immediately prior to the Closing), (B) Creditor Warrants, if any, and Jones Act Warrants (in each case, solely to the extent issued in connection with the transactions contemplated by the Merger Agreement in respect of warrants to purchase Hornbeck common stock outstanding immediately prior to the Closing) and (C) any shares of Common Stock issued or issuable upon exercise of Creditor Warrants or Jones Act Warrants referred to in the foregoing clause (B).
“Losses” has the meaning set forth in Section 6(a).
“Majority Holders” means the holders of the majority of the Registrable Securities.
“Maximum Number of Securities” has the meaning set forth in Section 1(d).
“Merger Agreement” has the meaning set forth in the recitals.
“Merger Sub Inc.” has the meaning set forth in the recitals.
“Merger Sub LLC” has the meaning set forth in the recitals.
“Opt-Out Holder” means a Holder that has delivered to the Company an Opt-Out Notice, and has not revoked such Opt-Out Notice, pursuant to Section 1(i)(ii).
“Opt-Out Notice” has the meaning set forth in Section 1(i)(ii).
“Other Coordinated Offering” has the meaning set forth in Section 1(f)(i).
“Participating 5% Holders” means any 5% Holder(s) participating in a Shelf Offering, Piggyback Underwritten Offering, Underwritten Block Trade or Other Coordinated Offering.
“Permitted Transferee” means any transferee pursuant to a Transfer of Company Securities (i) in the case of a Holder that is an individual, by such Holder to or among such Holder’s Family Group (including, without limitation, for estate planning purposes) or pursuant to applicable laws of descent and distribution, provided that (x) Company Securities may not be Transferred to a Holder’s spouse in connection with a divorce proceeding and (y) any Holder that is a trust or estate planning vehicle or entity must remain for the benefit of the same person(s) for so long as such trust
A-3

holds Company Securities or (ii) in the case of any Holders, to any of their respective Affiliates (other than the Company or any of its Subsidiaries), in each case of clauses (i) and (ii), that is a party to this Agreement or agrees to become party to, and be bound to the same extent as its transferor by, the terms of this Agreement by signing a Joinder.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.
“Piggyback Underwritten Offering” has the meaning set forth in Section 2(a).
“Public Offering” means any sale or distribution by the Company, one of its Subsidiaries and/or Holders to the public of Common Stock or other securities convertible into or exchangeable for Common Stock pursuant to an offering registered under the Securities Act.
“Registrable Securities” means (i) all shares of Common Stock beneficially owned by any Holder, (ii) all shares of Common Stock issuable upon conversion or exercise of any Company Securities beneficially owned by any Holder, and (iii) any Equity Securities of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clauses (i) and (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been (a) sold or distributed pursuant to a Public Offering, (b) sold in compliance with Rule 144, or (c) repurchased by the Company or a Subsidiary of the Company.
“Registration Expenses” has the meaning set forth in Section 5.
“Registration Statement” means a registration statement of the Company in the form required to register under the Securities Act and other applicable law the resale of the Registrable Securities in accordance with the intended plan of distribution of each Holder of Registrable Securities included therein, and including any prospectus, amendments and supplements to each such registration statement or prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
“Rule 144,” “Rule 158,” “Rule 405” and “Rule 415,” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the SEC, as the same may be amended from time to time, or any successor rule then in force.
“Sale Transaction” has the meaning set forth in Section 3(a).
“Scheduled Lock-Up Release Date” means 180 days after the Closing Date.
“SEC” means the United States Securities and Exchange Commission.
“Second Merger” has the meaning set forth in the recitals.
“Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.
“Security Ownership Percentage” of any Holder at any time of determination means a fraction (expressed as a percentage), (i) the numerator of which is the aggregate number of Fully Diluted Securities beneficially owned by such Holder and, without duplication, its Affiliates at such time and (ii) the denominator of which is the aggregate number of Fully Diluted Securities at such time beneficially owned by all Holders.
“Securityholders Agreement” means the Securityholders Agreement to be entered into on the Closing Date by and among the Company and the holders listed therein, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Shelf Offering” has the meaning set forth in Section 1(c)(i).
“Shelf Offering Notice” has the meaning set forth in Section 1(c)(i).
“Shelf Registration” has the meaning set forth in the definition of “Shelf Registration Statement.”
“Shelf Registration Statement” means a Registration Statement of the Company filed with the SEC on Form S-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any similar rule that may be adopted by the SEC) (a “Shelf Registration”) or,
A-4

if the Company is not then eligible to file on Form S-3, on Form S-1 or any other appropriate form under the Securities Act, or any successor rule that may be adopted by the SEC, and all amendments and supplements to such Registration Statement (including post-effective amendments), covering the Registrable Securities, as applicable, including the Initial Shelf Registration Statement and any Subsequent Shelf Registration.
“Subsequent Shelf Registration” has the meaning set forth in Section 1(b).
“Subsidiary” means, with respect to the Company, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons will be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or will be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.
“Surviving Corporation” has the meaning set forth in the recitals.
“Suspension Event” has the meaning set forth in Section 1(e)(ii).
“Suspension Notice” has the meaning set forth in Section 1(e)(ii).
“Suspension Period” has the meaning set forth in Section 1(e)(i).
“Synthetic Secondary” has the meaning set forth in Section 1(j).
“Total Ownership Percentage” of any Holder at any time of determination means a fraction (expressed as a percentage), (i) the numerator of which is the aggregate number of Fully Diluted Securities beneficially owned by such Holder and, without duplication, its Affiliates at such time and (ii) the denominator of which is the aggregate number of outstanding Fully Diluted Securities.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, encumber, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security beneficially owned by a Person or any interest in any security beneficially owned by a Person, including derivative or similar transactions or arrangements whereby the voting or economic interest therein are transferred to another Person, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter Purchase Price” means the price per share of Common Stock to be paid by the underwriters in a Shelf Offering or Piggyback Underwritten Offering.
“Underwritten Offering Filing” means (a) with respect to a Shelf Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and the Holders could be named as selling security holders without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.
“Violation” has the meaning set forth in Section 6(a).
“Warrant Exercise Price” means, with respect to Creditor Warrants at any time of determination, the exercise price per Warrant Share underlying such Creditor Warrants, if any, determined in accordance with the terms of the Creditor Warrant Agreement.
A-5

“Warrant Share Number” means, with respect to any Warrant at any time of determination, the number of shares of Common Stock issuable upon exercise of such Warrant, determined in accordance with the terms of the Creditor Warrant Agreement or Jones Act Warrant Agreement, as applicable.
“Warrant Shares” means, to the extent constituting Registrable Securities hereunder, shares of Common Stock issuable upon exercise of Warrants beneficially owned or held of record by a Holder.
“Warrants” means, collectively, the Jones Act Warrants and the Creditor Warrants, if any.
“WKSI” means a “well-known seasoned issuer” as defined under Rule 405.
A-6

EXHIBIT B
The undersigned is executing and delivering this Joinder pursuant to the Registration Rights Agreement dated as of          , 20   (as amended, modified and waived from time to time, the “Registration Rights Agreement”), among Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Company”), and the other persons named as parties therein (including pursuant to other Joinders). Capitalized terms used herein have the meaning set forth in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of, the Registration Rights Agreement as a Holder in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned will be deemed for all purposes to be a Holder thereunder, the undersigned hereby agrees that the undersigned hereby assumes and agrees to perform the covenants and obligations of a Holder under the Registration Rights Agreement, and the undersigned’s [ ] shares of Common Stock (including [ ] shares issuable upon conversion or exercise of Company Securities) received from Transferor will be deemed for all purposes to be Registrable Securities under the Registration Rights Agreement.
Accordingly, the undersigned has executed and delivered this Joinder as of the    day of      , 20  .

TRANSFEROR:

Signature

Print Name

Address:

TRANSFEREE:

Signature

Print Name

Address:

Agreed and Accepted as of
, 20 :

HELIX ENERGY SOLUTIONS GROUP, INC.

By:

Its:

B-1

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Officers and Directors.
Helix currently is a Minnesota corporation subject to the applicable indemnification provisions of the MBCA. However, upon satisfaction of the conditions to closing set forth in the merger agreement, immediately prior to the first merger, Helix will convert from a Minnesota corporation to a Delaware corporation in accordance with Section 265 of the DGCL and Section 302A.682 of the MBCA. Following the Conversion and the consummation of the mergers, the combined company will be a Delaware corporation subject to the applicable indemnification provisions of the DGCL.
Minnesota Law
Section 302A.521 of the MBCA provides that, unless prohibited by its articles of incorporation or bylaws, a corporation shall indemnify any person, including an officer or director, who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person, under certain circumstances and subject to certain conditions and limitations as stated therein and set forth in the articles of incorporation or bylaws of such corporation, against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses (including attorneys’ fees and disbursements incurred by such person in connection with the proceeding) incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person: (i) has not been indemnified therefor by another organization or employee benefit plan; (ii) acted in good faith; (iii) received no improper personal benefit and, in the case of a conflict of interest, any requirements relating to directors’ conflicts of interest as set forth under Section 302A.255 of the Minnesota Business Corporation Act, as applicable, have been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omission occurring in such person’s performance in an official capacity, such person reasonably believed that the conduct was in the best interests of the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation.
Helix’s current charter contains provisions that eliminate the personal liability of Helix’s directors to Helix and its shareholders to the fullest extent permitted by the MBCA. However, these provisions do not limit or eliminate the rights of Helix or its shareholders to seek an injunction or any other non-monetary relief in the event of a breach of a director’s fiduciary duty and do not limit or eliminate the liability of directors under federal securities laws. Article IX of Helix’s current charter provides that directors serving on the Helix Board shall not be personally liable to Helix or its shareholders for monetary damages for breach of fiduciary duty as a director, except for: (i) liability based on a breach of the duty of loyalty to Helix or its shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of Helix common stock under Section 302A.559 of the MBCA, or on material violations of federal or state securities laws; (iv) liability for any transaction from which the director derived a material improper personal benefit; or (v) liability for any act or omission occurring prior to the date Article IX of Helix’s current charter became effective. Helix’s current charter further provides that, if the MBCA is amended subsequent to the effectiveness of Article IX, then the liability of a Helix director shall be limited to the fullest extent permitted by the amended MBCA, in addition to the limitation on liability provided under Article IX of Helix’s current charter as then in effect. Under Article IX of Helix’s current charter, any repeal of Article IX as a matter of law or any modification of Article IX by Helix shareholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Helix director existing at the time of such repeal or modification.
Article 7 of Helix’s current bylaws provides that Helix shall defend and indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with Helix against judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements, and reasonable expenses (including, without limitation, attorneys’ fees and disbursements), incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) with respect to a director or officer of Helix who, while a director or officer of Helix, is or was serving at the request of Helix or whose duties in that position involve or involved service as a director, officer or trustee of another organization, the position of that person as a director, officer or trustee, as the case may be, of the other organization, has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements, and reasonable expenses (including attorneys’ fees and disbursements), incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and the applicable provisions of the MBCA relating to director conflicts of interest have been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) (a) in the case of acts or omissions undertaken while acting either, with respect to a director, in the official capacity of the position as a director, or with respect to a person other than a director, in the official capacity of the elective or appointive position held by an officer or member of a committee of the Helix Board, reasonably believed that the conduct was in the best interests of Helix, or (b) in the case of acts or omissions undertaken while acting in the official capacity as a director or officer of Helix who, while a director or officer of Helix, is or was serving at the request of Helix or whose duties in that position involve or involved service as a director, officer or trustee of another organization, the position of that person as a director, officer or trustee, as the case may be, of the other organization, reasonably believed that the conduct was not opposed to the best interests of Helix; provided that, if a person’s acts or omissions complained of in an applicable proceeding relate to such person’s conduct as a director, officer or trustee, the conduct is not considered to be opposed to the best interests of Helix if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan. The bylaws also provide that Helix must pay or reimburse the reasonable expenses (including attorneys’ fees) incurred by such person in advance of the final disposition of the proceeding, subject to certain conditions.
The foregoing is only a general summary of certain aspects of Minnesota law and Helix’s current charter and bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the MBCA and Helix’s current charter and bylaws.
Delaware Law
Under Section 145 of the DGCL, each director and officer of the combined company may be indemnified by the combined company against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of the combined company) in which he or she is involved by reason of the fact that he or she is or was a director or officer of the combined company if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the combined company and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of the combined company, the director or officer (i) may be indemnified by the combined company only for expenses (including attorneys’ fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the combined company unless a court determines otherwise.
The combined company’s certificate of incorporation contains provisions that eliminate the personal liability of the combined company’s directors and officers to the combined company and its stockholders to the fullest extent permitted by the DGCL. However, these provisions do not limit or eliminate the rights of the combined company or any combined company stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director or officer’s fiduciary duty and do not limit or eliminate the liability of directors under federal securities laws. In addition, the combined company’s certificate of incorporation provides that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, the combined company will indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was the combined company’s director, advisory director, board observer or officer, or by reason of the fact that the combined company’s director, advisory director, board observer or officer is or was serving, at the combined company’s request, as a director, advisory director, board observer, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. Provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the combined company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, the combined company will indemnify such persons against expenses, liabilities, and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974 (“ERISA”), penalties and amounts paid in settlement) actually and reasonably incurred in connection with such action. The combined company’s certificate of incorporation further provides that the combined company shall only be required to indemnify a person potentially eligible for indemnification (as specified above) in connection with a proceeding commenced by such person if the commencement of such proceeding (or part thereof) by the person was authorized by the combined company board.

The foregoing is only a general summary of certain aspects of Delaware law and the combined company’s certificate of incorporation and bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the DGCL and the combined company’s certificate of incorporation and bylaws.
The combined company expects to enter into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future. Pursuant to such agreements, the combined company will, to the fullest extent authorized or permitted by the DGCL, indemnify such persons against all expenses, liabilities, and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under ERISA, penalties and amounts paid in settlement) actually and reasonably incurred in connection with any such actions brought against them by reason of the fact that they were directors or executive officers of the combined company or assumed certain responsibilities at the direction of the combined company. The preceding discussion of the combined company’s indemnification agreements with its directors and executive officers is not intended to be exhaustive and is qualified in its entirety by reference to such indemnification agreements.
Merger Agreement
Helix has agreed that it and the surviving corporation will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) director and officer of Hornbeck or any of its subsidiaries or any person who acts as a fiduciary under any benefit plan (as defined in the merger agreement) of Hornbeck or any of its subsidiaries, or any person who, prior to the effective time, served at the request of Hornbeck or any of its subsidiaries as a director or officer of another person or acts as a fiduciary under any benefit plan of another person, in each case, in which Hornbeck or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (each, an “indemnified party,” and collectively the “indemnified parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to any matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after, the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement and (ii) actions to enforce the applicable provision of the merger agreement under which Helix and the surviving corporation so agreed or any other indemnification or advancement right of any indemnified party, and Helix and the surviving corporation will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Hornbeck’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.
Prior to the effective time, Hornbeck will purchase (and pay in full the aggregate premium for) “tail” insurance policies (the “tail policies”) for the extension of (i) the directors’ and officers’ liability coverage of Hornbeck’s existing directors’ and officers’ insurance policies and (ii) Hornbeck’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of six years from and after the effective time (the “tail period”) from one or more insurance carriers with the same or better credit rating as Hornbeck’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary duty liability insurance (collectively, the “D&O insurance”) with terms conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as Hornbeck’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement, the mergers and the other transactions contemplated by the merger agreement). If Hornbeck fails to obtain such prepaid tail policies as of the effective time, Helix will continue to maintain for the tail period the D&O insurance in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in Hornbeck’s existing policies as of the date of the merger agreement, or Helix will purchase comparable D&O insurance for the tail period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in Hornbeck’s existing policies as of the date of the merger agreement, in each case, for a maximum aggregate cost of the tail policies and the D&O insurance not to exceed during the tail period 300% of the current aggregate annual premium paid by Hornbeck for such purpose for its fiscal year ended December 31, 2026, provided that if the cost of such insurance coverage exceeds such amount, Helix or Hornbeck will obtain a policy with the greatest amount of D&O insurance available for a cost not exceeding such amount.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Hornbeck and its subsidiaries or any indemnification agreement between such indemnified party and Hornbeck or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the mergers and the other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.
The rights of the indemnified parties described above will survive the consummation of the mergers and are in addition to, and will not abridge or otherwise modify, any rights such indemnified parties may have under the Hornbeck organizational documents or the organizational documents of any of its subsidiaries or any rights such indemnified parties may have under any indemnification agreements or other applicable contracts of Hornbeck or under applicable laws. The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of, and from and after the effective time will be enforceable by, each of the indemnified parties, who are third-party beneficiaries of such provisions.
Item 21.	Exhibits and Financial Statement Schedules.
A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.
Item 22.	Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description	Filed or Furnished Herewith or Incorporated by Reference from the Following Documents (Registration or File Number)
2.1#	Agreement and Plan of Merger, dated as of April 22, 2026, between Helix Energy Solutions Group, Inc., Hornbeck Offshore Services, Inc., Odyssey Sub, Inc. and Hercules Sub LLC.
Exhibit 2.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex A to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

2.2#	Form of Plan of Conversion.
Exhibit 2.2 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex C to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

3.1	2005 Amended and Restated Articles of Incorporation, as amended, of Helix Energy Solutions Group, Inc.	Exhibit 3.1 to the Current Report on Form 8-K filed on March 1, 2006 (000-22739)
3.2	Second Amended and Restated By-Laws of Helix Energy Solutions Group, Inc., as amended.	Exhibit 3.1 to the Current Report on Form 8-K filed on September 28, 2006 (001-32936)
3.3#	Form of Certificate of Incorporation of Helix Energy Solutions Group, Inc., to be renamed Hornbeck Offshore Services, Inc.
Exhibit 3.3 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex D to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

3.4#	Form of Bylaws of Helix Energy Solutions Group, Inc., to be renamed Hornbeck Offshore Services, Inc.
Exhibit 3.4 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex E to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

4.1#	Description of Securities Registered Pursuant to Section 12 of the Exchange Act of 1934.	Exhibit 4.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
4.2	Form of Amended and Restated Jones Act Warrant Agreement.	Exhibit H to Exhibit 2.1 to the Current Report on Form 8-K filed on April 24, 2026 (001-32936)
4.3	Form of Amended and Restated Jones Act Anti-Dilution Warrant.	Exhibit D to Exhibit H to Exhibit 2.1 to the Current Report on Form 8-K filed on April 24, 2026 (001-32936)
4.4#	Creditor Warrant Agreement, dated as of September 4, 2020, between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A.	Exhibit 4.4 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)

Exhibit Number	Description	Filed or Furnished Herewith or Incorporated by Reference from the Following Documents (Registration or File Number)
4.5#	Amendment No. 1 to Creditor Warrant Agreement, dated December 10, 2024, between Hornbeck Offshore Services, Inc. and Computershare Inc. and Computershare Trust Company, N.A.	Exhibit 4.5 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
4.6#	Amendment No. 2 to Creditor Warrant Agreement, dated April 22, 2026, between Hornbeck Offshore Services, Inc., Computershare Inc. and Computershare Trust Company, N.A.	Exhibit 4.6 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
4.7#	Securityholders Agreement, dated as of April 22, 2026, by and among Helix Energy Solutions Group, Inc. and each Securityholder Party thereto.
Exhibit 4.7 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex F to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

4.8#
Registration Rights Agreement, dated as of April 22, 2026, by and among Helix Energy Solutions Group, Inc., each person listed on the signature pages thereto and each other person who executes a joinder and becomes a party thereto from time to time.

Exhibit 4.8 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included as Annex G to the proxy statement/prospectus which forms a part of such registration statement on Form S-4)

5.1#	Opinion of Baker Botts L.L.P. regarding the legality of the securities being registered.	Exhibit 5.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
8.1	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.	Filed herewith
10.1#
Credit Agreement, dated as of August 13, 2024, by and among Hornbeck Offshore Services, Inc., DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent, and the lenders party thereto.
Exhibit 10.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.2#
First Amendment to Credit Agreement, dated as of December 27, 2024, by and among Hornbeck Offshore Services, Inc., DNB Bank ASA, New York Branch, as administrative agent, Wilmington Trust, National Association, as collateral agent, and the lenders party thereto.
Exhibit 10.2 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.3#
Second Lien Term Loan Credit Agreement, dated December 27, 2024, by and among Hornbeck Offshore Services, Inc., as borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.
Exhibit 10.3 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.4#
Settlement Term Sheet, effective as of October 3, 2023, by and among Hornbeck Offshore Services, LLC, Gulf Island Shipyards, LLC, Gulf Island Fabrication, Inc., Fidelity & Deposit Company of Maryland and Zurich American Insurance Company.
Exhibit 10.4 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.5#	Takeover Agreement, dated as of October 3, 2023, by and among Hornbeck Offshore Services, LLC, Fidelity & Deposit Company of Maryland and Zurich American Insurance Company.	Exhibit 10.5 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.6	Form of D&O Indemnification Agreement (between Hornbeck Offshore Services, Inc. (formerly known as Helix Energy Solutions Group, Inc.) and its directors and officers).	Exhibit F to Exhibit 2.1 to the Current Report on Form 8-K filed on April 24, 2026 (001-32936)

Exhibit Number	Description	Filed or Furnished Herewith or Incorporated by Reference from the Following Documents (Registration or File Number)
10.7#	Fourth Amended and Restated Trade Name and Trademark License Agreement, dated as of April 23, 2026, by and among HFR, LLC and Hornbeck Offshore Services, Inc.	Exhibit 10.7 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.8#	Lock-Up Agreement between Helix Energy Solutions Group, Inc. and the securityholders of Hornbeck Offshore Services, Inc. party thereto.	Exhibit 10.8 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
10.9	Equity Purchase Agreement, dated May 1, 2026, by and among Helix Alliance Decom, LLC, C-Dive, L.L.C. and, for the limited purposes set forth therein, Helix Energy Solutions Group, Inc.	Exhibit 10.1 to the Current Report on Form 8-K filed on May 5, 2026 (001-32936)
21.1#	List of Helix’s Subsidiaries.	Exhibit 21.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
23.1	Consent of KPMG LLP, independent registered public accounting firm for Helix Energy Solutions Group, Inc.	Filed herewith
23.2	Consent of Ernst & Young LLP, independent certified public accountants for Hornbeck Offshore Services, Inc.	Filed herewith
23.3#	Consent of Baker Botts L.L.P (included in Exhibit 5.1).	Exhibit 23.3 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included in Exhibit 5.1 to such registration statement on Form S-4)
23.4	Consent of Kirkland & Ellis LLP. (included in Exhibit 8.1)	Filed herewith
24.1#	Power of Attorney for Helix Energy Solutions Group, Inc.	Exhibit 24.1 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508) (included on the signature page of such registration statement on Form S-4)
99.1	Form of Proxy Card for Special Meeting of Helix Energy Solutions Group, Inc.	Filed herewith
99.2#	Consent of Goldman Sachs & Co. LLC.	Exhibit 99.2 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
99.3#	Consent of Todd M. Hornbeck to be named as a director upon completion of the mergers.	Exhibit 99.3 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)
99.4	Consent of Aaron M. Rosen to be named as a director upon completion of the mergers.	Filed herewith
99.5	Consent of Bobby Jindal to be named as a director upon completion of the mergers.	Filed herewith
99.6	Consent of Kevin O. Meyers to be named as a director upon completion of the mergers.	Filed herewith
99.7	Consent of Benjamin M. Fink to be named as a director upon completion of the mergers.	Filed herewith
107#	Filing Fee Table.	Exhibit 107 to the Registration Statement on Form S-4 filed on June 4, 2026 (333-296508)

#	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 30, 2026.

HELIX ENERGY SOLUTIONS GROUP, INC.

By:	/s/ Erik Staffeldt
Name:	Erik Staffeldt
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on July 30, 2026.

Signature	Title

*	Chairman of the Board
WILLIAM L. TRANSIER

*	President, Chief Executive Officer and Director (Principal Executive Officer)
OWEN KRATZ

/s/ ERIK STAFFELDT	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
ERIK STAFFELDT

*	Vice President and Chief Accounting Officer (Principal Accounting Officer)
BRENT ARRIAGA

*	Director
DIANA GLASSMAN

*	Director
PAULA HARRIS

*	Director
T. MITCH LITTLE

*	Director
JOHN V. LOVOI

*	Director
AMY H. NELSON

* By:	/s/ Erik Staffeldt
Name:	Erik Staffeldt
Title:	Attorney-in-fact